AMENDED AND RESTATED OFFERING MEMORANDUM, CONSENT SOLICITATION STATEMENT AND DISCLOSURE STATEMENT SOLICITING ACCEPTANCES OF A PREPACKAGED PLAN OF REORGANIZATION

CENTRAL EUROPEAN DISTRIBUTION CORPORATION CEDC FINANCE CORPORATION INTERNATIONAL, INC.

Offer to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due 2013 (collectively, the “Existing 2013 Notes”) issued by Central European Distribution Corporation for new shares of common stock of Central European Distribution Corporation (“New Common Stock”)

and

Offer to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Existing Notes”) issued by CEDC Finance Corporation International, Inc. for (i) cash consideration and/or (ii) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”)

and

Solicitation of consents to amendments to the indenture governing the Existing 2016 Notes

and

Solicitation of acceptances of a prepackaged plan of reorganization

The New Secured Notes offered in the CEDC FinCo Exchange Offer will bear interest, payable semi-annually, at an initial rate per annum of 8.0% with a 1.0% step-up per annum to a maximum rate per annum of 10.0% and will mature on April 30, 2018. The New Convertible Secured Notes offered in the CEDC FinCo Exchange Offer will bear interest, payable in cash or in kind, at a fixed rate per annum, payable semi-annually, equal to 10.0% and will mature on April 30, 2018. The New Convertible Secured Notes will be convertible into New Common Stock initially equal to 20% of CEDC’s outstanding common stock, and increasing up to 35% depending on the conversion time. Interest on the New Notes will be payable on April 30 and October 31 of each year, commencing October 31, 2013.

THE EXCHANGE OFFERS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 22, 2013 UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION TIME”). IN ORDER TO RECEIVE THE CONSIDERATION (AS HEREINAFTER DEFINED) APPLICABLE TO THE EXISTING NOTES, NOTEHOLDERS (AS HEREINAFTER DEFINED) MUST VALIDLY TENDER AND NOT WITHDRAW THEIR EXISTING NOTES, AT OR PRIOR TO THE EXPIRATION TIME. HOLDERS OF EXISTING NOTES MAY TENDER THEIR NOTES IN THE EXCHANGE OFFERS WITHOUT DELIVERING ACCEPTANCES TO THE PLAN OF REORGANIZATION OR DELIVERING THEIR CONSENTS (AS HEREINAFTER DEFINED), AS APPLICABLE. HOLDERS OF EXISTING 2016 NOTES MAY DELIVER THEIR CONSENTS WITHOUT TENDERING THEIR EXISTING 2016 NOTES IN THE EXCHANGES OFFERS OR DELIVERING THEIR ACCEPTANCES TO THE PLAN OF REORGANIZATION. HOLDERS OF EXISTING NOTES MAY DELIVER ACCEPTANCES TO THE PREPACKAGED PLAN OF REORGANIZATION WITHOUT TENDERING THEIR NOTES IN THE EXCHANGE OFFERS BUT MUST DELIVER THEIR CONSENTS, AS APPLICABLE.

TENDERS OF EXISTING 2013 NOTES AND ACCEPTANCES OF THE PLAN OF REORGANIZATION MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME. TENDERS OF EXISTING 2016 NOTES AND CONSENTS TO AMENDMENTS TO THE EXISTING 2016 NOTES INDENTURE MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EARLIER OF (A) THE DATE AND TIME THAT CEDC FINCO NOTIFIES THE TRUSTEE UNDER THE EXISTING 2016 NOTES INDENTURE THAT CEDC FINCO HAS RECEIVED THE REQUISITE CONSENTS (AS DEFINED BELOW), AND (B) 5:00 PM NEW YORK CITY TIME ON MARCH 14, 2013 (THE “CONSENT TIME”). HOLDERS OF EXISTING 2016 NOTES WHO VOTE TO ACCEPT THE PLAN OF REORGANIZATION PRIOR TO THE CONSENT FEE DEADLINE (AS DEFINED) BELOW MAY MODIFY THEIR VOTES AT ANY TIME PRIOR TO THE CONSENT TIME. HOLDERS OF EXISTING 2016 NOTES WHO VOTE TO ACCEPT THE PLAN OF REORGANIZATION AFTER THE CONSENT FEE DEADLINE OR WHO VOTE TO REJECT THE PLAN OF REORGANIZATION MAY MODIFY THEIR VOTES AT ANY TIME PRIOR TO THE VOTING DEADLINE (AS DEFINED BELOW).

NOTEHOLDERS SHOULD REFER TO THE SECTIONS HEREIN ENTITLED “THE EXCHANGE OFFERS AND CONSENT SOLICITATION” AND “PROCEDURES FOR VOTING ON THE PLAN OF REORGANIZATION” FOR INSTRUCTIONS ON HOW TO TENDER NOTES, CONSENT TO THE AMENDMENTS TO THE INDENTURE GOVERNING THE EXISTING 2016 NOTES AND VOTE ON THE PLAN OF REORGANIZATION.

Upon the terms and subject to the conditions set forth in this offering memorandum and consent solicitation statement (as it may be amended from time to time, the “Offering Memorandum”), disclosure statement soliciting acceptances of the Plan of Reorganization (as hereinafter defined) (as it may be amended from time to time, the “Disclosure Statement” and, together with the Offering Memorandum, this “Offering Memorandum and Disclosure Statement”) and the ballot (“Ballot”) for accepting or rejecting the Plan of Reorganization,

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Central European Distribution Corporation, a Delaware corporation (“CEDC”), is (i) offering to exchange any and all of its outstanding Existing 2013 Notes for the consideration set forth below, and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached hereto as Appendix A (the “Plan of Reorganization”); and

•

CEDC Finance Corporation International Inc., a Delaware corporation (“CEDC FinCo”) is (i) offering to exchange any and all of its outstanding Existing 2016 Notes for the consideration set forth below; (ii) soliciting consents (the “Consent Solicitation”) to amendments to the indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture” and, together with the indenture governing the Existing 2013 Notes, the “Indentures”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

Each holder of Existing 2016 Notes who delivers Consents with respect to its Existing 2016 Notes by 5:00 PM, New York City time on March 14, 2013 (the “Consent Fee Deadline”), and does not validly withdraw such Consents, will receive a cash payment equal to 0.50% of the principal amount of the Existing 2016 Notes for which Consents were delivered and not withdrawn (the “Consent Fee”) promptly after the Consent Fee Deadline (the “Consent Fee Payment Date”), assuming all of the conditions to the payment of the Consent Fee are met. Holders of Existing 2016 Notes that deliver Consents after the Consent Fee Deadline will not be entitled to a Consent Fee. The Consent Fee will be payable in U.S. dollars. Payments of the Consent Fee in respect of Consents from holders of 8.875% Existing 2016 Notes will be paid based upon the prevailing euro/US dollar exchange rate in effect at the time of payment. The Consent Fee will only be payable if the Collateral and Guarantee Amendments are approved by or before the Consent Fee Deadline.

This Offering Memorandum and Disclosure Statement includes a solicitation of acceptances of the Plan of Reorganization from holders of the Existing Notes (“Noteholders”, and each a “Noteholder”). You should rely only on the information contained herein and in the related Ballot, as applicable, in making your decision to participate in the Exchange Offers, to participate in the Consent Solicitation, and/or to vote to accept the Plan of Reorganization. Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers but must deliver their Consents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THESE SECURITIES, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR DETERMINED IF THIS OFFERING MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Exchange Offers are intended to be exempt from the federal registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) pursuant to the exemption from such registration contained in Section 3(a)(9) thereof, and, therefore, considered a federal “covered security” by Section 18(b)(4)(D) (formerly, Section 18(b)(4)(C)), of the Securities Act. The Exchange Offers are exempt from state securities registration by virtue of the preemption as a covered security under Section 18(b)(4)(D) and/or the preemption for “listed securities” under Section 18(b)(1) of the Securities Act.

The date of this Offering Memorandum and Disclosure Statement is March 8, 2013.

Exchange Offer

On February 28, 2013, Roust Trading Ltd. and its affiliates (“RTL”), and the steering committee (the “Existing 2016 Notes Steering Committee”) of certain beneficial owners holding an aggregate of approximately 30% in outstanding principal amount of the Existing 2016 Notes, entered into a joint summary term sheet (the “Restructuring Term Sheet”) relating to a proposed financial restructuring of the Company. On March 7, 2013, CEDC’s Board of Directors determined that the financial restructuring proposed under the Restructuring Term Sheet was in the best interests of the Company and should be pursued. This Offering Memorandum amends and restates the Old Offering Memorandum and seeks to implement the proposed financial restructuring contemplated by the Restructuring Term Sheet. Accordingly, RTL and each of the members of the Existing 2016 Notes Steering Committee believe that the restructuring proposed herein best maximizes the value of the Company available to stakeholders under the current circumstances, and supports the Exchange Offers and Plan of Reorganization as being in the best interests of all constituents.

In the CEDC Exchange Offer, for each $1,000 principal amount of Existing 2013 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time by holders of Existing 2013 Notes, such holders will receive 8.86 shares of New Common Stock (the “Existing 2013 Notes Consideration”).

In the CEDC FinCo Exchange Offer, each of the holders (the “Tendering 2016 Noteholders”) of Existing 2016 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time (the “Tendered 2016 Notes”) shall receive cash and/or New Notes depending upon whether the Tendering 2016 Noteholder elects to participate in the Cash Option or New Notes Option (each as defined below).

Cash Option

The Cash Option is being conducted as a reverse “Dutch Auction” procedure. Each Tendering 2016 Noteholder may elect to receive Cash Option Consideration for its Tendered Existing 2016 Notes (the “Cash Option”), the proceeds of which will be funded by the RTL Investment of $172 million, (the “Cash Option Pool”).

CEDC FinCo will use a pure reverse Dutch auction procedure to determine which Existing 2016 Notes will be accepted for exchange in the Cash Option. The Letter of Transmittal, among other options, provides the holders of Existing 2016 Notes with the option to elect to participate in the Cash Option. Each Tendering 2016 Noteholder electing to participate in the Cash Option must specify a single Bid Price at which such Tendering 2016 Noteholder is willing to exchange its Existing 2016 Notes. The auction will stay open through the Expiration Time, and Letters of Transmittal indicating any such election are due by the Expiration Time as provided herein.

CEDC FinCo will accept for purchase the Existing 2016 Notes that elect to participate in the Cash Option in order of priority from the lowest to the highest Bid Prices (as determined based upon the percentage of the respective Existing 2016 Note’s principal amount) represented by such Bid Price until reaching the Clearing Price. In addition, holders of Existing 2016 Notes that elect to participate in the Cash Option will be subject to proration. CEDC FinCo will first accept for exchange all Existing 2016 Notes with a Bid Price less than the Clearing Price, and thereafter, Existing 2016 Notes with a Bid Price equal to the Clearing Price on a pro rata basis. In all cases, appropriate adjustments will be made to avoid purchases of Existing 2016 Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable. All Existing 2016 Notes not accepted in the Cash Option as a result of proration or as a result of having a Bid Price above the Clearing Price will not participate in the Cash Option and will be deemed to have elected to participate in the New Notes Option. In addition, any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option will be deemed to have elected the New Notes Option.

If Tendering 2016 Noteholders elect to participate in the Cash Option by indicating as such on their Letter of Transmittal and submitting such Letter of Transmittal by the Expiration Time as provided herein, each such holder shall receive, subject to the foregoing, its portion of the Cash Option Consideration equal to (a) such

i

holder’s 8.875% Bid Price multiplied by the total principal amount of such holder’s 8.875% Existing 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total amount of such holder’s 9.125% Existing 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holder’s accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.875% Existing 2016 Notes.

“Bid Price”, “8.875% Bid Price”, “9.125% Bid Price”, “Cash Option Consideration”, “Clearing Price” and “Exchange Rate” each have the definitions set forth under “The Exchange Offers and Consent Solicitation—CEDC FinCo Exchange Offer—Cash Option”.

Notes Option

As an alternative to the Cash Option, each Tendering 2016 Noteholder may instead elect (or be deemed to have elected pursuant to the Cash Option Proration) to exchange its Tendered 2016 Notes (the “New Notes Option”) for its pro rata share of (a) an aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes, (b) $200 million principal amount of the New Convertible Secured Notes, and (c) to the extent the Cash Option Pool is not fully utilized, any such remaining cash (collectively, the “New Notes Consideration” and, together with the Cash Option Consideration, the “Existing 2016 Notes Consideration”). The New Notes Consideration will be determined per $1,000 principal amount of 9.125% Existing 2016 Notes and per €1,000 principal amount of 8.875% Existing 2016 Notes using an exchange rate that reflects the trailing ten-day average exchange rate through March 22, 2013 as reported by Bloomberg Finance L.P. The terms of the New Secured Notes, including the guarantees and the collateral securing those notes are described in the section entitled Description of the New Secured Notes. The terms of the New Convertible Secured Notes, including the guarantees and the collateral securing those notes are described in the section entitled “Description of the New Convertible Secured Notes”.

The Existing 2013 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 8.875% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of €1,000 and integral multiples of €1,000 in excess thereof. The 9.125% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. Holders of the Existing 2016 Notes who do not tender all of their Existing 2016 Notes should ensure that they retain a principal amount of notes amounting to at least the authorized minimum denomination of $100,000 or €50,000, as applicable, principal amount. No alternative, conditional or contingent tenders will be accepted.

No fractional shares will be issued in exchange for tendered Existing Notes and any fractional share amounts due to Noteholders as a portion of the Consideration will be rounded down to the nearest share. No cash payment will be made in lieu of fractional shares.

New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will not be issued in increments of less than $1,000 and the principal amounts of the New Notes payable to a holder of Existing 2016 Notes in the CEDC FinCo Exchange Offer will be rounded down to the nearest $1,000. No cash will be paid as a result of rounding down to the nearest $1,000. Holders of Existing 2013 Notes and those holders of Existing 2016 Notes that elect the New Notes Option will not be entitled to receive any cash payment with respect to accrued and unpaid interest on Existing Notes accepted for exchange and any such accrued interest will be forfeited as all per $1,000 and per €1,000 exchange ratios with respect to the Exchange Offers have been calculated to take account of accrued interest through March 15, 2013. The per €1,000 exchange ratio in respect of 8.875% Existing 2016 Notes will be calculated using an exchange rate that reflects the trailing ten-day average exchange rate through March 22, 2013 as reported by Bloomberg Finance L.P.

Consent Solicitation

CEDC FinCo is also making the Consent Solicitation in order to solicit consents (“Consents” and each a “Consent”) from holders of Existing 2016 Notes as of the Voting Record Date to certain amendments to the Existing 2016 Notes Indenture to eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture (the “Covenant Amendments”) and to provide for the release of all of the liens on the collateral securing the Existing 2016 Notes and all subsidiary guarantees (the “Collateral and Guarantee Amendments” and, together with the Covenant Amendments, the “Proposed Amendments”), including by amending the Existing 2016 Notes Indenture and by terminating or amending, as applicable, the related security documents. Each holder of Existing 2016 Notes who delivers Consents with respect to its Existing 2016 Notes by the Consent Fee Deadline, and does not validly withdraw such Consents, will receive the Consent Fee in respect of the Existing 2016 Notes for which it delivered Consents on the Consent Fee Payment Date. Holders of Existing 2016 Notes who deliver their Consents after the Consent Fee Deadline will not be entitled to the Consent Fee. The Consent Fee will only be payable if the Consents of holders of at least 90% principal amount of the Existing 2016 Notes (the “Requisite Consents”) are obtained prior to the Consent Fee Deadline. If payable, the Consent Fee will be paid on the Consent Fee Payment Date. Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents.

The Supplemental Indenture (as defined below) will also include an amendment to the acceleration provisions in the Existing 2016 Indenture to provide that a filing by CEDC under Chapter 11 of the Bankruptcy Code will not result in automatic acceleration of obligations of the issuer of the Existing 2016 Notes (CEDC FinCo) or the non-CEDC subsidiary guarantees of the Existing 2016 Notes, but a filing by CEDC under Chapter 11 of the Bankruptcy Code would (as the Existing 2016 Indenture currently provides) result in automatic acceleration of amounts outstanding under the CEDC guarantee of the Existing 2016 Notes (such amendments, the “Bankruptcy Waiver Amendments”). The Bankruptcy Waiver Amendments can be approved with the Requisite Majority Consents. If the Bankruptcy Waiver Amendments are approved, holders of over 50% of the outstanding principal amount of the Existing 2016 Notes could accelerate (i.e. declare immediately due and payable) CEDC FinCo’s and the subsidiary guarantors’ obligations under the Existing 2016 Notes and guarantees upon a Chapter 11 filing by CEDC, subject to the terms and conditions in the Existing 2016 Notes Indenture. The Bankruptcy Waiver Amendments will become operative upon execution of the Supplemental Indenture (even if the CEDC FinCo Exchange Offer is not consummated or the Plan of Reorganization never filed).

Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents. Tenders of Existing 2016 Notes and deliveries of Consents may be validly withdrawn at any time prior to the Consent Time, but not thereafter. A valid withdrawal of tendered Existing 2016 Notes prior to the Consent Time will not constitute a valid revocation of such holder’s related Consents, which must be withdrawn separately. Under no circumstances may Consents be revoked after the Consent Time. When the Requisite Majority Consents have been received, the Bankruptcy Waiver Amendments, the Covenant Amendments and, if Consents from holders of at least 90% of the aggregate principal amount of Existing 2016 Notes have been received, the Collateral and Guarantee Amendments, will be effected through the execution of one or more supplemental indentures substantially in the form attached hereto as Appendix B, (the “Supplemental Indenture”). The Supplemental Indenture will become effective upon its execution, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization (or an alternative plan of reorganization which results in the cancellation, extinguishment or other release of CEDC’s and CEDC FinCo’s obligations under the Existing 2016 Notes); the Bankruptcy Waiver Amendments will become operative upon execution of the Supplemental Indenture. A description of the Proposed Amendments and the Bankruptcy Waiver Amendments is set forth below under “Proposed Amendments”.

The consummation of the Exchange Offers is conditioned upon, among other things, (i) with respect to each Exchange Offer, the substantially concurrent consummation of the other Exchange Offer; (ii) with respect to the CEDC Exchange Offer, holders of 100% of the aggregate principal amount of Existing 2013 Notes validly tendering their Existing 2013 Notes in the CEDC Exchange Offer at or prior to the Expiration Time (the “Existing 2013 Notes Minimum Condition”); (iii) with respect to the CEDC FinCo Exchange Offer, holders of 100% of the aggregate principal amount of Existing 2016 Notes validly tendering their Existing 2016 Notes in the CEDC FinCo Exchange Offer at or prior to the Expiration Time (the “Existing 2016 Notes Minimum Condition” and, together with the Existing 2013 Notes Minimum Condition, the “Minimum Conditions”); (iv) the approval by existing stockholders of CEDC (“Existing Stockholders”) of a 65.41 to 1 reverse stock split (the “Reverse Stock Split”) and the issuance of the New Common Stock in connection with the Exchange Offers; (v) the consummation of the transactions contemplated by the RTL Investment Agreement (as defined below); (vi) the SEC declaring effective the application for qualification of the New Secured Notes Indenture on Form T-3 filed by CEDC FinCo; (vii) the SEC declaring effective the application for qualification of the New Convertible Secured Notes Indenture on Form T-3 filed by CEDC FinCo; and (viii) if applicable, the SEC declaring effective the application for qualification of the Supplemental Indenture on Form T-3 filed by CEDC FinCo giving effect to the Collateral and Guarantee Amendments for the Existing 2016 Notes.

If the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

We may waive or amend any of these conditions or any other conditions to the consummation of the Exchange Offers without providing additional withdrawal rights except as required by the Securities Exchange Act of 1934 (the “Exchange Act”), provided that we will not waive the condition that the RTL Investment Agreement be consummated (the “RTL Investment Condition”) or the Minimum Conditions without the prior written consent of RTL and the Existing 2016 Notes Steering Committee represented by Cadwalader, Wickersham & Taft LLP and Moelis & Company UK LLP. If we do not satisfy the conditions noted above, we may allow the Exchange Offers to expire or terminate the Exchange Offers prior to the Expiration Time and seek to effectuate the Plan of Reorganization or an alternative plan of reorganization. Any votes in favor of the Plan of Reorganization delivered prior to such expiration or termination, as applicable, will be valid in the event we seek to effectuate the Plan of Reorganization or an alternative plan of reorganization.

As noted above, in the event that the conditions to the Exchange Offers are not satisfied or waived by us or if we for any reason determine that it would be more advantageous or expeditious, CEDC and CEDC FinCo (and CEDC FinCo LLC), may seek to file petitions under Chapter 11 of the Bankruptcy Code to consummate the Plan of Reorganization or an alternative plan of reorganization.

Through the Plan of Reorganization:

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if the class of claims constituting the Existing 2013 Notes and the RTL Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then each member of such class would receive shares of New Common Stock upon substantially the same terms as the CEDC Exchange Offer as further set forth in the section entitled “The Plan of Reorganization”; provided, however that if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then each member of such class shall receive no recovery on account of its Existing 2013 Notes and/or RTL Notes, as applicable, under the Plan of Reorganization;

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all holders of Existing 2016 Notes will receive (i) New Notes and/or (ii) cash consideration upon substantially the same terms as the CEDC FinCo Exchange Offer. In addition, to the extent that the requisite Consents are received from holders of Existing 2016 Notes, then all holders of Existing 2016 Notes shall be subject to the Proposed Amendments to the Existing 2016 Notes as provided herein regardless of such holders’ election, if any, in the CEDC FinCo Exchange Offer, as further set forth in the section entitled “The Plan of Reorganization”;

•	the holder of claims under the RTL Credit Facility would receive shares of New Common Stock as further set forth in the section entitled “The Plan of Reorganization”;

•

if the class of claims constituting the Existing 2013 Notes and the RTL Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive shares of New Common Stock equal to 5% of the CEDC New Common Stock issued under the Plan of Reorganization; provided, however that if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive or retain no property under the Plan of Reorganization; and

•	the Existing 2013 Notes, the RTL Notes, the RTL Credit Facility, the Existing 2016 Notes and the Existing Common Stock would be cancelled.

All distributions of New Common Stock under the Exchange Offers or Plan of Reorganization are subject to dilution by (i) any conversion of New Convertible Secured Notes into New Common Stock and/or (ii) New Common Stock reserved for issuance under a management incentive plan (the “MIP”) in an amount not to exceed 5% of all issued and outstanding New Common Stock on a fully diluted basis. The parameters of the MIP will be determined by the board of directors of reorganized CEDC.

The Plan of Reorganization is conditioned upon sufficient holders of Existing 2013 Notes and/or holders of Existing 2016 Notes, as applicable, voting to accept the Plan of Reorganization such that such holders’ respective class(es) constitute an accepting class for purposes of Section 1129(a)(8) of the Bankruptcy Code (the “Minimum Reorganization Condition”).

If you elect to tender your Existing Notes into the Exchange Offers you may (but are not required to) also vote to accept the Plan of Reorganization. Such vote will be counted regardless of whether the Exchange Offers expires or is terminated, and you may only change that vote by withdrawing, to the extent permitted, your Ballot prior to the Expiration Time or Consent Time, as applicable. At the Consent Time and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Time, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period

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shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time; provided, however that holders of Existing 2016 Notes who vote to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time. Holders of Existing 2016 Notes that deliver acceptances of the Plan of Reorganization must also deliver Consents.

The Plan of Reorganization should be considered separately from the Exchange Offers, and any vote in favor of the Plan of Reorganization that is not withdrawn prior to the Expiration Time or Consent Time, as applicable, is final and binding, irrespective of any amendment or modification of the Exchange Offers or the related out-of-court transactions, unless we subsequently re-open withdrawal rights. In addition, in no event will the expiration or termination of the Exchange Offers or the failure by us to accept any Existing Notes tendered in the Exchange Offers affect the validity of votes in favor of the Plan of Reorganization or Consents. You may vote to accept or reject the Plan of Reorganization by providing the appropriate instruction to your nominee as contained in the Ballot. By providing an instruction to your nominee to participate in the Exchange Offers and vote to accept the Plan of Reorganization, you are making certain certifications, as contained in the Ballot, and agreeing to certain provisions contained in the Plan of Reorganization including exculpation, injunction and release provisions. If you do not tender your Notes into the Exchange Offers or you vote against, or take no action with respect to, the Plan of Reorganization, we may not be able to consummate the Exchange Offers or the Plan of Reorganization.

This Offering Memorandum and Disclosure Statement contains projected financial information and estimates of value that demonstrate the feasibility of the Plan of Reorganization and statements about our ability to continue operations upon emergence from proceedings under the Bankruptcy Code. Such information was prepared for the limited purpose of furnishing Noteholders with adequate information to make an informed judgment regarding acceptance of the Plan of Reorganization and was not prepared for the purpose of providing the basis for an investment decision relating to the Exchange Offers. The projections and estimates of value should not be relied upon in any way or manner in connection with the Exchange Offers and should not be regarded for the purpose of this Offering Memorandum and Disclosure Statement as representations or warranties by CEDC, CEDC FinCo, CEDC FinCo LLC, their affiliates or any other person as to the accuracy of such information or that any such projections or valuations will be realized.

You must rely upon your own examination of us and the terms of the Exchange Offers, the Consent Solicitation and the Plan of Reorganization, including the merits and risks involved. You should carefully consider the risk factors under “Risk Factors” in this Offering Memorandum and Disclosure Statement before deciding whether or not to participate in the Exchange Offers and the Consent Solicitation or vote to accept the Plan of Reorganization. See “Risk Factors”.

Noteholders should be aware that they may be required to bear the financial risks of their investment in the New Common Stock and the New Notes for an indefinite period of time. Neither the SEC nor any state securities commission has approved or disapproved of the securities offered hereby to Noteholders or determined if this Offering Memorandum and Disclosure Statement is truthful or complete. Any representation to the contrary is unlawful and is a criminal offense.

The Exchange Offers, the Consent Solicitation, and the Plan of Reorganization are subject to the terms and conditions set forth in this Offering Memorandum and Disclosure Statement and the Ballot.

CEDC’s Existing Common Stock is currently listed on the NASDAQ Stock Market (“NASDAQ”) and the Warsaw Stock Exchange (the “WSE”), and the Existing 2016 Notes are listed on the Global Market of the Irish Stock Exchange. We intend to apply to list the New Common Stock issued under the Exchange Offers on NASDAQ and to list the New Secured Notes and the New Convertible Secured Notes on the Global Market of

the Irish Stock Exchange. If the New Common Stock is issued under the Plan of Reorganization, such New Common Stock will not be listed on NASDAQ or the WSE unless CEDC applies for such New Common Stock to be listed thereon in compliance with the rules of NASDAQ or the WSE, as applicable.

NONE OF CEDC, CEDC FINCO, CEDC FINCO LLC, NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, THEIR RESPECTIVE BOARDS OF DIRECTORS AND MANAGERS (AS APPLICABLE), THE TRUSTEES UNDER THE INDENTURES (“TRUSTEES”), THE EXCHANGE AGENT (AS DEFINED BELOW) OR THE INFORMATION AGENT (AS DEFINED BELOW) TAKES ANY POSITION OR MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT NOTEHOLDERS SHOULD TENDER THEIR EXISTING NOTES IN THE EXCHANGE OFFERS, DELIVER CONSENTS PURSUANT TO THE CONSENT SOLICITATION, OR VOTE IN FAVOR OF THE PLAN OF REORGANIZATION.

THE TRUSTEES AND THE SECURITY AGENTS (AS DEFINED BELOW UNDER “DESCRIPTION OF NEW SECURED NOTES” AND “DESCRIPTION OF NEW CONVERTIBLE SECURED NOTES”) EXPRESS NO OPINION AS TO THE MERITS OF THE EXCHANGE OFFERS, THE CONSENT SOLICITATION, THE PLAN OF REORGANIZATION OR ANY OTHER MATTER PRESENTED OR DISCUSSED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT. FURTHERMORE, THE TRUSTEES AND THE SECURITY AGENTS MAKE NO ASSESSMENT OF THE IMPACT OF THE EXCHANGE OFFERS, THE CONSENT SOLICITATION OR THE PLAN OF REORGANIZATION AS PRESENTED TO NOTEHOLDERS ON THE INTERESTS OF ANY OF THE NOTEHOLDERS EITHER AS A CLASS OR CLASSES OR AS INDIVIDUALS AND MAKE NO RECOMMENDATION AS TO WHETHER ANY NOTEHOLDERS SHOULD PARTICIPATE IN THE EXCHANGE OFFERS, DELIVER CONSENTS OR VOTE WITH RESPECT TO THE PLAN OF REORGANIZATION.

THE INFORMATION PROVIDED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS PROVIDED SOLELY BY CEDC AND CEDC FINCO. NONE OF THE TRUSTEES OR THE SECURITY AGENTS HAS VERIFIED OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OR ASSUMES ANY RESPONSIBILITY, AS TO THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR OTHERWISE MAKES ANY STATEMENT, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO CEDC, CEDC FINCO, THE EXCHANGE OFFERS, THE CONSENT SOLICITATION OR THE PLAN OF REORGANIZATION. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS ON BEHALF OF ANY OF THE TRUSTEES AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUCH TRUSTEE.

IF HOLDERS HOLDING AT LEAST A MAJORITY OF THE AGGREGATE PRINCIPAL AMOUNT OF EXISTING 2016 NOTES OUTSTANDING CONSENT TO THE PROPOSED AMENDMENTS, THEN, UNDER THE TERMS OF THE EXISTING 2016 NOTES INDENTURE, THE TRUSTEE UNDER THAT INDENTURE WILL BE AUTHORISED AND DIRECTED BY THOSE HOLDERS TO ENTER INTO ONE OR MORE SUPPLEMENTAL INDENTURES CONTAINING THE BANKRUPTCY WAIVER AMENDMENTS AND THE COVENANT AMENDMENTS. IF HOLDERS HOLDING AT LEAST 90% OF THE AGGREGATE PRINCIPAL AMOUNT OF EXISTING 2016 NOTES OUTSTANDING CONSENT TO THE PROPOSED AMENDMENTS, THEN, UNDER THE TERMS OF THE EXISTING 2016 NOTES INDENTURE, THE TRUSTEE UNDER THAT INDENTURE WILL BE AUTHORISED AND DIRECTED BY THOSE HOLDERS TO ENTER INTO ONE OR MORE SUPPLEMENTAL INDENTURES CONTAINING THE COVENANT AMENDMENTS AND THE

COLLATERAL AND GUARANTEE AMENDMENTS. THE SUPPLEMENTAL INDENTURE OR INDENTURES THAT GIVE EFFECT TO THE COVENANT AMENDMENTS AND THE COLLATERAL AND GUARANTEE AMENDMENTS WILL BECOME EFFECTIVE UPON THE EXECUTION OF THE SUPPLEMENTAL INDENTURE, BUT THE PROPOSED AMENDMENTS WILL ONLY BECOME OPERATIVE UPON CONSUMMATION OF THE CEDC FINCO EXCHANGE OFFER OR CONFIRMATION OF THE PLAN OF REORGANIZATION (OR AN ALTERNATIVE PLAN OF REORGANIZATION THAT RESULTS IN THE CANCELLATION, EXTINGUISHMENT OR OTHER RELEASE OF CEDC’S AND CEDC FINCO’S OBLIGATIONS UNDER THE EXISTING 2016 NOTES). THE BANKRUPTCY WAIVER AMENDMENTS WILL BECOME EFFECTIVE AND OPERATIVE UPON EXECUTION OF THE SUPPLEMENTAL INDENTURE. THE BANKRUPTCY WAIVER AMENDMENTS WILL PROVIDE THAT A FILING BY CEDC UNDER CHAPTER 11 WILL NOT RESULT IN AUTOMATIC ACCELERATION OF AMOUNTS OUTSTANDING UNDER THE EXISTING 2016 NOTES OR THE SUBSIDIARY GUARANTEES OF THE EXISTING 2016 NOTES, BUT WOULD PROVIDE (AS IS CURRENTLY PROVIDED IN THE EXISTING 2016 NOTES INDENTURE) THAT A CHAPTER 11 FILING BY CEDC WOULD RESULT IN AUTOMATIC ACCELERATION OF AMOUNTS OUTSTANDING UNDER THE CEDC GUARANTEE OF THE EXISTING 2016 NOTES.

THIS SOLICITATION OF ACCEPTANCES OF THE PLAN OF REORGANIZATION BY CEDC, CEDC FINCO AND CEDC FINCO LLC IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PLAN OF REORGANIZATION PRIOR TO THE FILING OF A VOLUNTARY CASE UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. BECAUSE NO CHAPTER 11 CASE HAS YET BEEN COMMENCED BY CEDC, CEDC FINCO OR CEDC FINCO LLC, THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY ANY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(A) OF THE BANKRUPTCY CODE. NONE OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THEIR SUBSIDIARIES HAS COMMENCED CHAPTER 11 CASES, NOR HAVE THEY TAKEN ANY CORPORATE ACTION AUTHORIZING THE COMMENCEMENT OF SUCH CASES. IF THE EXCHANGE OFFERS ARE NOT CONSUMMATED, OR IF WE FOR ANY REASON DETERMINE THAT IT WOULD BE MORE ADVANTAGEOUS OR EXPEDITIOUS AND THE MINIMUM REORGANIZATION CONDITION IS MET, CEDC OR BOTH CEDC AND CEDC FINCO (AND CEDC FINCO LLC) MAY COMMENCE CHAPTER 11 CASE(S) UNDER THE BANKRUPTCY CODE TO RESTRUCTURE THEIR FINANCIAL AFFAIRS.

You should rely only on the information contained or incorporated by reference in this Offering Memorandum and Disclosure Statement or to which we have otherwise referred you. We have not authorized anyone to provide you with information that is different. This Offering Memorandum and Disclosure Statement may only be used where it is legal to offer the New Common Stock or New Notes to Noteholders and conduct the Exchange Offers and the Consent Solicitation. You should not assume that the information provided in this Offering Memorandum and Disclosure Statement is accurate as of any date other than the date of this Offering Memorandum and Disclosure Statement.

NOTICE TO INVESTORS

You should not construe the contents of this Offering Memorandum and Disclosure Statement as investment, legal or tax advice. You should consult your own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of any exchange of Existing Notes for Consideration or your participation in the Consent Solicitation or vote on the Plan of Reorganization and must make your own decision as to whether to exchange your Existing Notes or participate in the Consent Solicitation or the Plan of Reorganization. None of us, the Trustees, the Voting Agent (as hereinafter defined), the Information Agent (as hereinafter defined) or Exchange Agent (as hereinafter defined) is making any representation to you regarding the legality of any exchange of Existing Notes for Consideration or the participation in the Consent Solicitation or vote on the Plan of Reorganization by you under appropriate legal investment or similar laws.

This Offering Memorandum and Disclosure Statement is being provided to Noteholders for informational use solely in connection with their consideration of the transactions described herein. The use of this Offering Memorandum and Disclosure Statement for any other purpose is not authorized.

The Exchange Offers or the Consent Solicitation may be withdrawn at any time, and we reserve the right to reject any tender of Existing Notes in whole or in part and to exchange less than the full amount of Existing Notes validly tendered by any Noteholder.

No representation or warranty, express or implied, is made by the Information Agent and/or the Exchange Agent as to the accuracy or completeness of any of the information set forth in this Offering Memorandum and Disclosure Statement, and nothing contained in this Offering Memorandum and Disclosure Statement is or shall be relied upon as a promise or representation, whether as to the past or the future. This Offering Memorandum and Disclosure Statement contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, at no cost, for the complete information contained in those documents. All summaries are qualified in their entirety by this reference.

The information contained in this Offering Memorandum and Disclosure Statement is as of the date of this Offering Memorandum and Disclosure Statement and is subject to change, completion or amendment without notice. Neither the delivery of this Offering Memorandum and Disclosure Statement at any time nor the offer, exchange or delivery of any security hereunder shall, under any circumstances, create any implication that there has been no change in the information contained or incorporated by reference in this Offering Memorandum and Disclosure Statement or in our affairs or the affairs of any of our subsidiaries or affiliates since the date of this Offering Memorandum and Disclosure Statement.

Although we are not under any obligation to do so, we reserve the right in the future to seek to acquire Existing Notes, other than pursuant to the Exchange Offers, by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions under the provisions of the Indentures or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Exchange Offers, in any such case in compliance with applicable laws, including the Exchange Act. We may also conduct one or more consent solicitations in the future on terms that may be more or less favorable than those in the Consent Solicitation. In addition, in the event that we do not consummate the Exchange Offers or the Plan of Reorganization, CEDC or CEDC FinCo (and CEDC FinCo LLC) may file for bankruptcy and seek approval of a “prearranged” or “pre-negotiated” plan of reorganization. There can be no assurance that such a “prearranged” or “pre-negotiated” plan would be on more or less favorable terms than the Exchange Offers or the Plan of Reorganization.

Each prospective investor must comply with all applicable laws and regulations in force in any jurisdictions in which it participates in the Exchange Offers or possesses or distributes the Offering Memorandum and Disclosure Statement and must obtain any consent, approval or permission required for participation in the Exchange Offers under the laws and regulations in force in any jurisdictions to which such prospective investor is subject. Neither we nor any of our representatives shall have any responsibility therefor.

x

This Offering Memorandum and Disclosure Statement, including the documents incorporated by reference herein, the Ballots and the letter of transmittal relating to your Existing 2013 Notes or the letter of transmittal and consent relating to your Existing 2016 Notes (in each case, the “Letter of Transmittal”) contain important information that should be read before any decision is made to participate in the Exchange Offers and the Consent Solicitation, or whether to vote on the Plan of Reorganization.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1995, AS AMENDED (“RSA”), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice To European Investors in European Economic Area

This Offering Memorandum and Disclosure Statement has been prepared on the basis that the Exchange Offers will be made pursuant to an exemption under the Prospectus Directive (as defined below), from the requirement to produce a prospectus for offers of the New Notes or New Common Stock. In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of New Notes or New Common Stock to the public in that Relevant Member State may be made other than: (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the New Notes or shares of New Common Stock shall require CEDC or CEDC FinCo to publish a prospectus pursuant to Article 3 of the Prospectus Directive. Accordingly, any person making or intending to make any offer within the EEA of the New Notes or New Common Stock should only do so in circumstances in which no obligation arises for CEDC or CEDC FinCo to produce a prospectus for such offer. For the purposes of this section, the expression an “offer of New Notes or New Common Stock” in relation to any New Notes or New Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offers and the New Notes or New Common Stock to be offered so as to enable an investor to decide to purchase or subscribe for the New Notes or shares of New Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION

We have filed a tender offer statement on Schedule TO-I/A with the SEC under the Exchange Act with regard to the CEDC Exchange Offer described in this Offering Memorandum and Disclosure Statement. The tender offer statement, including the attached exhibits, contains additional relevant information about us. We strongly encourage you to read the relevant communications related to the Exchange Offers that have been filed with the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC.

Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at www.sec.gov from which you may obtain copies of information regarding registrants that file electronically, including CEDC. Also, using our website, http://www.cedc.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. You may request a copy of certain of the information referred to in this Offering Memorandum and Disclosure Statement, at no cost, by contacting us at the following address: Central European Distribution Corporation, 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054; Attention: Secretary. Telephone requests may be directed to (856) 273-6980. Certain other information is also available on our website at http://www.cedc.com.

We are “incorporating by reference” the information indicated below that we have filed with the SEC into this Offering Memorandum and Disclosure Statement, which means that we are disclosing important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Offering Memorandum and Disclosure Statement. Certain information that we file after the date of this Offering Memorandum and Disclosure Statement with the SEC will automatically update and supersede the information included or incorporated by reference herein. We incorporate by reference into this Offering Memorandum and Disclosure Statement the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offering Memorandum and Disclosure Statement:

•	our Annual Report on Form 10-K/A filed with the SEC on October 5, 2012, including the financial statements and related notes contained therein;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the SEC on November 19, 2012, including the financial statements and related notes contained therein; and

•	Current reports on Form 8-K dated November 21, 2012, December 11, 2012, December 12, 2012, December 28, 2012, January 30, 2012, February 7, 2013, February 27, 2013 and February 28, 2013

Copies of each of the documents incorporated by reference into this Offering Memorandum and Disclosure Statement (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) may be obtained at no cost by contacting the Information Agent at its telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement.

None of the information on our website is deemed to be a part of this Offering Memorandum and Disclosure Statement. Any reference to our website and the information contained therein is for informational purposes only.

FORWARD-LOOKING STATEMENTS

Certain statements in this Offering Memorandum and Disclosure Statement may constitute “forward-looking statements”. You may find discussions containing such forward-looking statements in “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, as well as within this Offering Memorandum and Disclosure Statement generally. In addition, when used in this Offering Memorandum and Disclosure Statement, the words “believes”, “anticipates”, “expects”, “estimates”, “plans”, “projects”, “intends” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements other than historical information or statements of current condition and represent our beliefs regarding future events, including certain projected revenues and synergies, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Important factors that could cause actual results to differ from those in our forward-looking statements include, but are not limited to, those discussed under “Risk Factors”, as well as:

•	general economic and business conditions;

•	our financial condition and liquidity and our high degree of leverage and significant debt service obligations;

•	our ability to consummate the Exchange Offers and improve our capital structure and realize the expected benefits of the Exchange Offers and the outcome of the Consent Solicitation;

•

the level of capital resources required for our operations and our ability to continue to access sources of liquidity necessary for our operations, including but not limited to bank loans, bank guarantees and factoring agreements;

•

our ability to obtain shareholder approval of certain matters relating to the Exchange Offers, including approval of the Reverse Stock Split and issuance of the New Common Stock being offered in the CEDC Exchange Offer;

•	the maturity of the Existing 2013 Notes on March 15, 2013 and the RTL Notes on March 18, 2013 and the consequences of a failure to meet our obligations thereunder;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	adverse changes in the alcohol beverage industry;

•	the effects of supplier price fluctuations on our operations, including fluctuations in the price of raw materials we use;

•	conditions in global and local credit markets;

•	the financial condition of our customers;

•	reliance on single-source suppliers;

•	shifts in consumer preferences, including reductions in the consumption of alcoholic beverages;

•	termination or non-renewal of our import agreements;

•	our ability to execute key strategies;

•	our ability to realize expected cost-savings and synergies from operational efficiency initiatives;

•	actions by our competitors;

•	our ability to attract and retain agency brands;

•	our ability to attract and retain key personnel;

•	downgrades in, or lower than expected, credit ratings;

•	adverse weather conditions;

•	changes in tax rates in the countries in which we operate;

•	changes in interest rates;

•	changes in exchange rates;

•

changes in the legal and regulatory environment, in particular governmental policies and regulations in the key markets of Russia and Poland regarding consumption of alcohol, retail sales of alcohol or alcohol excise taxes and financing procedures; and

•	other matters discussed in this Offering Memorandum and Disclosure Statement generally.

Consequently, readers of this Offering Memorandum and Disclosure Statement should consider these forward-looking statements only as our current plans, estimates and beliefs. We undertake no obligation to update or revise any forward-looking statement in this Offering Memorandum and Disclosure Statement to reflect any new events or any change in conditions or circumstances. All of the forward-looking statements in this Offering Memorandum and Disclosure Statement are expressly qualified by these cautionary statements. Even if our plans, estimates or beliefs change because of future events or circumstances after the date of these statements, or because anticipated or unanticipated events occur, we disclaim any obligation to update these forward-looking statements. The projections and estimates of value in this Offering Memorandum and Disclosure Statement should not be relied upon in any way or manner in connection with the Exchange Offers and should not be regarded for the purpose of this Offering Memorandum and Disclosure Statement as representations or warranties by CEDC, CEDC FinCo, CEDC FinCo LLC, their affiliates or any other person, as to the accuracy of such information or that any such projections or valuations will be realized.

SUMMARY

This summary highlights certain of the information contained elsewhere in this Offering Memorandum and Disclosure Statement. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere or incorporated by reference in this Offering Memorandum and Disclosure Statement. You should read this entire Offering Memorandum and Disclosure Statement carefully, including “Risk Factors”, “Forward-Looking Statements” and the financial statements and related notes incorporated by reference herein, before making a decision as to whether to participate in the Exchange Offers and the Consent Solicitation, and whether to vote to accept the Plan of Reorganization.

References to the “Company”, “we”, “our” and “us” and similar terms mean CEDC and its consolidated subsidiaries (including CEDC FinCo and CEDC FinCo LLC), except as otherwise indicated in this Offering Memorandum and Disclosure Statement or unless the context otherwise requires.

Overview

On February 28, 2013, Roust Trading Ltd. and its affiliates (“RTL”), and the steering committee (the “Existing 2016 Notes Steering Committee”) of certain beneficial owners holding an aggregate of approximately 30% in outstanding principal amount of the Existing 2016 Notes, entered into a joint summary term sheet (the “Restructuring Term Sheet”) relating to a proposed financial restructuring of the Company. On March 7, 2013, CEDC’s Board of Directors determined that the financial restructuring proposed under the Restructuring Term Sheet was in the best interests of the Company and should be pursued. This Offering Memorandum amends and restates the Old Offering Memorandum and seeks to implement the proposed financial restructuring contemplated by the Restructuring Term Sheet. Accordingly, RTL and each of the members of the Existing 2016 Notes Steering Committee believe that the restructuring proposed herein best maximizes the value of the Company available to stakeholders under the current circumstances, and supports the Exchange Offers and Plan of Reorganization as being in the best interests of all constituents.

We believe that consummation of the Exchange Offers or the Plan of Reorganization will enable us to more effectively execute our business transformation strategy by deleveraging our capital structure and improving our liquidity. To that end, we are offering to exchange New Common Stock for outstanding Existing 2013 Notes and to exchange cash consideration and/or New Notes for outstanding Existing 2016 Notes. We are also soliciting Consents to the Proposed Amendments and the Bankruptcy Waiver Amendments from holders of Existing 2016 Notes and soliciting acceptances of the Plan of Reorganization from Noteholders, in each case upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement, the accompanying Ballot, Letter of Transmittal (if applicable) and Consent Letter (if applicable).

In connection with the transactions contemplated by the Exchange Offers and the Plan of Reorganization,

•	holders of Existing 2013 Notes may elect to:

(i) participate in the CEDC Exchange Offer; vote to accept the Plan of Reorganization;

(ii) participate in the CEDC Exchange Offer; vote to reject or take no action with respect to the Plan of Reorganization;

(iii) not participate in the CEDC Exchange Offer; vote to accept the Plan of Reorganization; and

(iv) not participate in the CEDC Exchange Offer; vote to reject or take no action with respect to the Plan of Reorganization.

•	holders of Existing 2016 Notes may elect to:

(i) participate in the CEDC FinCo Exchange Offer; deliver Consents to the Proposed Amendments; vote to accept the Plan of Reorganization;

(ii) participate in the CEDC FinCo Exchange Offer; deliver Consents to the Proposed Amendments; vote to reject the Plan of Reorganization;

(iii) participate in the CEDC FinCo Exchange Offer; not deliver Consents to the Proposed Amendments; vote to reject or take no action with respect to the Plan of Reorganization;

(iv) not participate in the CEDC FinCo Exchange Offer; deliver Consents to the Proposed Amendments; vote to accept the Plan of Reorganization;

(v) not participate in the CEDC FinCo Exchange Offer; deliver Consents to the Proposed Amendments; vote to reject the Plan of Reorganization;

(vi) not participate in the CEDC FinCo Exchange Offer; not deliver Consents to the Proposed Amendments; vote to reject the Plan of Reorganization; and

(vii) take no action; not participate in the CEDC FinCo Exchange Offer; not deliver Consents to the Proposed Amendments; not vote on the Plan of Reorganization.

Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents.

In the event that you choose to take no action with respect to the Exchange Offers or the Plan of Reorganization, you will have rejected the Exchange Offers and will not have voted on the Plan of Reorganization. If you do not tender your Notes into the Exchange Offers and you vote against, or take no action with respect to, the Plan of Reorganization, we may not be able to consummate the Exchange Offers or the Plan of Reorganization.

In such a circumstance, we may be required to seek bankruptcy protection without an agreed plan of reorganization in place. In the event of such a bankruptcy filing, we are likely to be subject to a more lengthy and costly bankruptcy process during which other parties in interest could propose competing plans of reorganization (subject to termination or expiration of our exclusive right to file a plan of reorganization). Such a filing could substantially erode our customers’ confidence in our business. Employees could be distracted or more easily attracted to other career opportunities, and it may be more difficult to attract or replace key employees. Suppliers could require prepayments or other payment restrictions. Furthermore, lenders, bank guarantors, factoring partners, and other partners could seek to terminate their relationships with us, require financial assurances or enhanced returns, or refuse to provide credit or other services on the same terms as prior to filing. Such circumstances are significantly less beneficial to us and will result in consideration to holders of Existing Notes which is less than the Consideration offered in the Exchange Offers and the Plan of Reorganization.

If we consummate the Exchange Offers, tendering Noteholders will receive the Consideration described in this Offering Memorandum and Disclosure Statement. If the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of

Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Our Business

We are one of the world’s largest vodka producers, and the largest integrated spirit beverages business by total volume in Central and Eastern Europe. We maintain leading positions in all of our key markets – Poland, Russia and Hungary—and we are expanding in the Ukraine where we began operations in 2010. Our brand portfolio includes valuable and recognized brands like BOLS, Żubrówka, Absolwent and Soplica in Poland; Green Mark and Parliament in Russia; and Royal Vodka in Hungary. Each of these brands is one of the leaders of its segment in those markets. We are also an active exporter of our brands, in particular Żubrówka, Green Mark, Parliament and Talka. Żubrówka is delivered to over 40 countries around the world, including the United States, the United Kingdom, France and Japan.

The first company in the CEDC corporate family was founded in Poland in 1990. For our first 15 years, we concentrated on establishing ourselves as a leading distributor of alcoholic beverages in Poland. In 2005, we entered the vodka manufacturing market. Upon acquiring Polmos Białystok, a leading production plant in Poland, and BOLS, a leader in the premium vodkas segment, we became a major player in the Polish vodka market, while retaining our position as a leading spirits distributor. We thereafter continued to expand our production business, developing sales of our own vodka brands.

In 2006, we expanded beyond Poland when BOLS Hungary became a member of the CEDC corporate family. With the acquisition of BOLS Hungary, we acquired the rights to the Royal Vodka trademark, the most popular brand in the Hungarian vodka market. We then turned our focus to expansion eastward, and in 2008, commenced takeovers in Russia, the largest vodka market in the world. By acquiring Russian vodka manufacturers Russian Alcohol Group and Parliament, we became the largest vodka producer in Russia and one of the biggest vodka makers in the world.

We have also continued to develop the other pillar of our business, sales of imported spirits. We are one of the leading importers of alcoholic beverages in Poland, Russia and Hungary. Our portfolio in Poland includes many of the world’s biggest and internationally recognized brands, such as Jim Beam Bourbon, Campari, Jäegermeister, Remy Martin Cognac, Corona, Budweiser (Budvar), Sutter Home wines, Carlo Rossi wines, Concha y Toro wines, Metaxa Liqueur, Grant’s Whisky, E&J Gallo wines, Sierra Tequila, Teacher’s Whisky, Cinzano and Old Smuggler.

In Russia, our import portfolio includes E&J Gallo wines, Concha y Toro wines, Paul Masson wines, Jose Cuervo tequila, and Great Valley brandy. In addition, between 2010 and 2011, we acquired WHL Holdings Limited and its subsidiaries, a leading premium alcohols importer in Russia. Consequently, our portfolio in Russia now includes Label 5 and Glenn Grant whiskies, De Kuyper liqueurs, and Constallation and Concha y Toro wines. Our portfolio in Hungary includes such well-known brands as Metaxa, Jäegermeister, Bols, Grant’s, Remy Martin Cognac, Jose Cuervo and many others.

We have six operational manufacturing facilities located in Poland and Russia and a total workforce of approximately 4,600 employees. In 2011, the Polish and Russian operations accounted for 27.3% and 69% of revenues, respectively, and excluding impairment and certain unallocated corporate charges, 68.2% and 21.3% of our operating profit, respectively. For fiscal year 2011, we generated approximately $830 million in net sales in 2011, an increase of approximately 18.2% over net sales for fiscal year 2010, and net sales of $524.5 million in net sales in the nine months ended September 30, 2012.

A corporate organizational chart of the Company is attached to this Offering Memorandum and Disclosure Statement as Annex 1.

The Exchange Offers and the Plan of Reorganization

Overview of the Restructuring Transactions

Set forth below is an overview of the restructuring transactions, which include the Exchange Offers and the transactions contemplated by the RTL Investment (as defined below) and assume that all Existing Notes are tendered in the Exchange Offers and the Exchange Offers are consummated, the transactions contemplated by the RTL Investment Agreement are consummated and there is no filing of the Plan of Reorganization:

•

RTL would make a $172 million cash investment and exchange the RTL Credit Facility for shares of New Common Stock representing no less than 85% of the New Common Stock in CEDC (the “RTL Investment”), with the proceeds of the RTL Investment used to fund the cash consideration in the CEDC FinCo Exchange Offer;

•

all Existing 2016 Notes would be exchanged for (i) an aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes, (ii) $200 million aggregate principal amount of New Convertible Secured Notes and (iii) $172 million in cash;

•	all Existing 2013 Notes and RTL Notes would be exchanged for New Common Stock representing 10% of the New Common Stock in CEDC; and

•	CEDC’s existing stockholders would have their stock holdings diluted to 5% of the total common stock of CEDC by diluting all existing stockholders on a pro rata basis.

If the proposed transactions above are consummated through the Plan of Reorganization, the treatment of the creditors and stockholders above would be the same (assuming that the class of claims constituting the Existing 2013 Notes and RTL Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code). If the class of claims constituting the Existing 2013 Notes and RTL Notes do not vote to accept the Plan of Reorganization, such claims shall receive no recovery and RTL will receive 100% of the New Common Stock.

The Exchange Offers and Consent Solicitation

In the CEDC Exchange Offer, for each $1,000 principal amount of Existing 2013 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time by holders of Existing 2013 Notes, such holders will receive 8.86 shares of New Common Stock.

CEDC FinCo is offering to exchange for each $1,000 principal amount of 9.125% Existing 2016 Notes and each €1,000 principal amount of 8.875% Existing 2016 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time, at the election of such Tendering 2016 Noteholders, (i) the Cash Option Consideration as determined by procedure described below under “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer—Cash Option” and/or (ii) the Notes Option Consideration described below under the heading “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer—Notes Option”, in each case subject to proration as described under “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer”.

CEDC FinCo is also soliciting Consents from holders of Existing 2016 Notes to the Proposed Amendments. If holders of at least a 50.1% of the aggregate principal amount of the outstanding Existing 2016 Notes deliver

Consents (the “Requisite Majority Consents”) in the Consent Solicitation, the Covenant Amendments and the Bankruptcy Waiver Amendments will be approved. The Covenant Amendments will eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture. If holders of at least 90% of the aggregate principal amount of the outstanding Existing 2016 Notes deliver Consents in the Consent Solicitation, the Collateral and Guarantee Amendments and the Covenant Amendments will be approved. The Collateral and Guarantee Amendments will release all of the collateral securing the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes. The Proposed Amendments will become effective upon the execution of one or more supplemental indentures containing the amendments, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization (or an alternative plan of reorganization which results in the cancellation, extinguishment or other release of CEDC’s and CEDC FinCo’s obligations under the Existing 2016 Notes). Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents. See “The Exchange Offers and Consent Solicitation—The Consent Solicitation”.

The Supplemental Indenture will also include the Bankruptcy Waiver Amendments, which will amend the acceleration provisions in the Existing 2016 Indenture to provide that a filing by CEDC under Chapter 11 of the Bankruptcy Code will not result in automatic acceleration of obligations of the issuer of the Existing 2016 Notes (CEDC FinCo) or the subsidiary guarantees of the Existing 2016 Notes, but such a filing would (as the Existing 2016 Indenture currently provides) result in automatic acceleration of amounts outstanding under the CEDC guarantee of the Existing 2016 Notes Indenture. If the Bankruptcy Waiver Amendments are approved, holders of over 50% of the outstanding Existing 2016 Notes could accelerate (i.e. declare immediately due and payable) CEDC FinCo’s and the subsidiary guarantors’ obligations under the Existing 2016 Notes and guarantees upon a Chapter 11 filing by CEDC, subject to the terms and conditions in the Existing 2016 Notes Indenture. The Bankruptcy Waiver Amendments will become operative upon execution of the Supplemental Indenture (even if the CEDC FinCo Exchange Offer is not consummated or a Plan of Reorganization is never confirmed).

Each holder of Existing 2016 Notes who delivers its Consents, by the Consent Fee Deadline and does not validly withdraw such Consents, will receive the Consent Fee provided that the Consent Fee will only be payable if the Requisite Consents are obtained by the Consent Fee Deadline. Holders of Existing 2016 Notes who deliver Consent after the Consent Fee Deadline will not be entitled to the Consent Fee.

The Exchange Offers are conditioned upon, among other things, the approval by the Existing Stockholders of CEDC of the Reverse Stock Split the issuance of the New Common Stock in the Exchange Offers. See “Risk Factors”.

The Existing 2013 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The 8.875% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of €1,000 and integral multiples of €1,000 in excess thereof. The 9.125% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. Holders of the Existing 2016 Notes who do not tender all of their notes should ensure that they retain a principal amount of notes amounting to at least the authorized minimum denomination of $100,000 or €50,000, as applicable, principal amount. No alternative, conditional or contingent tenders will be accepted.

No fractional shares will be issued in exchange for tendered Existing Notes and any fractional share amounts due to Noteholders as a portion of the Consideration will be rounded down to the nearest share. No cash payment will be made in lieu of fractional shares.

New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will not be issued in increments of less than $1,000 and the principal amounts of the New Notes payable to a holder of Existing 2016 Notes in the CEDC FinCo Exchange Offer will be rounded down to the nearest $1,000. No cash will be paid as a result of rounding down to the nearest $1,000. Holders of Existing 2013 Notes and those holders of Existing 2016 Notes that elect the New Notes Option will not be entitled to receive any cash payment with respect to accrued and unpaid interest on Existing Notes accepted for exchange and any such accrued interest will be forfeited, as all per $1,000 and per €1,000 exchange ratios with respect to the Exchange Offers have been calculated to take account of accrued interest through March 15, 2013. The per €1,000 exchange ratio in respect of 8.875% Existing 2016 Notes will be calculated using an exchange rate that reflects the trailing ten-day average exchange rate through March 22, 2013 as reported by Bloomberg Finance L.P.

By tendering your Existing Notes in the Exchange Offers, you will be deemed to have waived any and all rights with respect to the Existing Notes tendered thereby (including, without limitation, any existing or past defaults by CEDC, CEDC FinCo, the Trustees or any party acting on our behalf or at our instruction and their consequences in respect of such Existing Notes), and released and discharged us and the Trustees, our affiliates, the Trustees’ affiliates, or any party acting on our behalf or at our instruction from any and all claims you may have, now or in the future, arising out of or related to the Existing Notes tendered thereby, including, without limitation, any and all claims that you are entitled to receive additional principal or interest payments with respect to the Existing Notes tendered thereby, including any accrued and unpaid interest, or to participate in any redemption of the Existing Notes tendered thereby. Notwithstanding anything to the contrary in the Existing 2016 Notes Indenture or any related agreements, votes by holders of Existing 2016 Notes Claims to accept the Plan of Reorganization, whether by submission of a Ballot accepting the Plan of Reorganization and not electing to “opt out” of the releases set forth in Article IX.C of the Plan or by blocking their Existing 2016 Notes in the CEDC FinCo Exchange Offer without submitting a Ballot, shall constitute agreement by such holders to release and discharge the non-debtor subsidiaries and affiliates of CEDC, CEDC FinCo, and CEDC FinCo LLC of all obligations relating to guarantees of the Existing 2016 Notes.

Plan of Reorganization

In the event that the conditions to the Exchange Offers are not satisfied or waived by us, or if we for any reason determine that it would be more advantageous or expeditious and the Minimum Reorganization Condition is met, CEDC, CEDC FinCo, and CEDC FinCo LLC may seek to file petitions under Chapter 11 of the Bankruptcy Code to consummate either the Plan of Reorganization or an alternative plan of reorganization. At the Consent Time and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Time, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

Through the Plan of Reorganization:

•	if the class of claims constituting the Existing 2013 Notes and the RTL Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section

1126(c) of the Bankruptcy Code, then each member of such class would receive shares of New Common Stock upon substantially the same terms as the CEDC Exchange Offer as further set forth in the section entitled “The Plan of Reorganization”; provided, however that if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then each member of such class shall receive no recovery on account of its Existing 2013 Notes and/or RTL Notes, as applicable, under the Plan of Reorganization;

•	all holders of Existing 2016 Notes will receive shares of (i) New Notes and/or (ii) cash consideration upon substantially the same terms as the CEDC FinCo Exchange Offer;

•	the holder of claims under the RTL Credit Facility would receive shares of New Common Stock as further set forth in the section entitled “The Plan of Reorganization”;

•

if the class of claims constituting the Existing 2013 Notes and the RTL Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive shares of New Common Stock equal to 5% of CEDC New Common Stock issued under the Plan of Reorganization; provided, however that if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive or retain no property under the Plan of Reorganization; and

•	the Existing 2013 Notes, the RTL Notes, the RTL Credit Facility, the Existing 2016 Notes and the Existing Common Stock would be cancelled.

All distributions of New Common Stock under the Exchange Offers or Plan of Reorganization are subject to dilution by (i) any conversion of New Convertible Secured Notes into New Common Stock and/or (ii) New Common Stock reserved for issuance under a MIP in an amount not to exceed 5% of all issued and outstanding New Common Stock on a fully diluted basis. The parameters of the MIP will be determined by the board of directors of reorganized CEDC.

The Plan of Reorganization is conditioned upon, among other things, the Minimum Reorganization Condition. You may only change that vote by withdrawing, to the extent permitted, the Existing Notes you have tendered in the Exchange Offers or your Ballot prior to the Expiration Time or Consent Time, as applicable.

The Plan of Reorganization should be considered separately from the Exchange Offers and any vote in favor of the Plan of Reorganization that is not validly withdrawn is final and binding, irrespective of any amendment or modification of the Exchange Offers or the related out-of-court transactions, unless we subsequently re-open withdrawal rights. In addition, in no event will the expiration or termination of the Exchange Offers or the failure by us to accept any Existing Notes tendered in the Exchange Offers affect the validity of a vote in favor of the Plan of Reorganization or the Consents. By providing an instruction to your nominee to vote to accept or reject the Plan of Reorganization, you are making certain certifications, as contained in the Ballot, and agreeing to certain provisions contained in the Plan of Reorganization including exculpation, injunction and release provisions. If you do not tender your Notes into the Exchange Offers and you vote against, or take no action with respect to, the Plan of Reorganization, we may not be able to consummate the Exchange Offers or the Plan of Reorganization. In such a circumstance, we may be required to implement an alternative restructuring which is less beneficial to us and provides consideration to holders of Existing Notes which is less than the Consideration offered in the Exchange Offers and the Plan of Reorganization and/or which may take more time to implement.

RTL Investment Agreement

CEDC and RTL have entered into a Securities Purchase Agreement which will become effective as of March 8, 2013 when executed by JSC “Russian Alcohol Group” (the “RTL Investment Agreement”) pursuant to which RTL has agreed, on the terms and subject to the conditions set forth in the RTL Investment Agreement, to invest $172 million in CEDC and terminate the RTL Credit Facility in exchange for shares of New Common Stock constituting at least 85% of the issued and outstanding New Common Stock immediately following consummation of the Exchange Offers or the Plan of Reorganization (the “RTL Investment”). The RTL Investment Agreement contains a limited number of customary representations and warranties from CEDC, including, among others, with respect to incorporation, due authorization and broker’s fees and customary representations and warranties from RTL as well as certain conditions to consummating the RTL Investment such as the accuracy of CEDC’s representations and warranties; the material performance by CEDC of its obligations in the RTL Investment Agreement; the absence of any legal prohibitions on and governmental challenges to the transactions contemplated by the RTL Investment Agreement; the receipt of antitrust and other approvals and consents; and CEDC not entering into an alternative transaction. For more details see “Certain Relationships and Related Party Transactions—RTL Investment Agreement”.

RTL Views on the Exchange Offers and the Plan of Reorganization

Prior to February 25, 2013, RTL discussed with CEDC a proposal for restructuring CEDC’s affairs. After consultation with representatives of certain holders of the Existing 2016 Notes, the Special Committee of Independent Directors of CEDC’s Board of Directors determined to pursue the restructuring proposals set forth in CEDC’s and CEDC FinCo’s Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Old Offering Memorandum”). RTL and certain of its affiliates informed the Company that they did not support, and did not agree to, the terms of the restructuring transactions described in the Old Offering Memorandum. RTL and its affiliates further informed the Company that they reserved all of their legal, equitable and contractual rights with respect to the Exchange Offers and all of the transactions contemplated in the Old Offering Memorandum.

On February 28, 2013, RTL and the Existing 2016 Notes Steering Committee entered into the Restructuring Term Sheet relating to a proposed financial restructuring of the Company. On March 7, 2013, CEDC’s Board of Directors determined that the financial restructuring proposed under the Restructuring Term Sheet was in the best interests of the Company and should be pursued. This Offering Memorandum amends and restates the Old Offering Memorandum and seeks to implement the proposed financial restructuring contemplated by the Restructuring Term Sheet. Accordingly, RTL and each of the members of the Existing 2016 Notes Steering Committee believe that the restructuring proposed herein best maximizes the value of the Company available to stakeholders under the current circumstances, and supports the Exchange Offers and Plan of Reorganization as being in the best interests of all constituents.

Alternative Proposals

On February 18, 2013, Mark Kaufman sent a letter to the Company’s Board of Directors stating that he wanted to work with the Company on a restructuring plan and his willingness to commit personal funds, immediately available in cash, of up to $75 million. Mr. Kaufman’s letter stated that his proposal would not contemplate any reduction in the principal of the Existing 2016 Notes and would take into account the current market value of the 2013 Notes. On February 19, 2013, the Company and Mr. Kaufman executed a non-disclosure agreement and engaged in preliminary discussions on a potential alternative restructuring plan.

On March 1, 2013, Mr. Kaufman sent a letter to the CEDC Board of Directors outlining his views of the transactions proposed by CEDC in the Old Offering Memorandum, and, in particular, the proposed treatment of the RTL Credit Facility. Mr. Kaufman informed the CEDC Board of Directors that he had received a copy of a letter, dated March 1, 2013, addressed by Mikhail Khabarov, CEO of A1 Investments Company (“A1”), a member of the Alfa Group, to the Existing 2016 Notes Steering Committee in which A1 expressed its interest in putting together a consortium of investors, including Mr. Tariko, Mr. Kaufman and other undisclosed interested parties with up to $250 million of cash to invest to develop an alternative proposal for CEDC’s successful restructuring. Mr. Kaufman stated that he intended to consider A1’s invitation to participate in such a consortium and to continue discussions with all constituencies involved in the situation, including CEDC, the Existing 2016 Notes Steering Committee, A1 and Mr. Tariko.

On March 5, 2013, A1 and Mr. Kaufman sent a letter to the CEDC Board of Directors stating that they have decided to join forces to sponsor a Chapter 11 plan of reorganization for the restructuring of CEDC (the “A1 Plan”). The A1 Plan would be supported by a consortium of investors led by A1, and including Mr. Kaufman and certain other investors (the “Consortium”) and would propose to invest up to $225 million in the restructuring of CEDC in exchange for 85% of the equity of the reorganized CEDC. The A1 Plan would, if effected, be implemented through pre-arranged cases under Chapter 11 of the Bankruptcy Code with plan support agreements to be signed with members of the Existing 2016 Notes Steering Committee. CEDC intends to continue discussions with A1 and Mr. Kaufman with respect to the A1 Plan.

The main terms of the A1 Plan include:

Consideration for Existing 2016 Noteholders

•	$175 million of cash, the proceeds of which would be used exclusively by CEDC to make available a cash out option;

•	All remaining Existing 2016 Notes that do not elect the cash out option would receive, on a pro rata basis, $660 million in consideration comprising:

•	$50 million in cash paid on a rata basis (together with any remaining portion of the cash investment not paid out in the cash out option);

•	New senior secured notes due 2018 ($410 million);

•	New convertible junior secured notes due 2018 ($200 million);

Consideration for unsecured debt holders and current shareholders

•	Under the proposed A1 Plan, unsecured debt holders would include Existing 2013 Noteholders, the RTL Credit Facility, the RTL Notes and all other unsecured claims;

•	These unsecured debt holders and current shareholders would receive no more than 15% of the reorganized equity of CEDC, subject to dilution, including by a management incentive plan;

Consideration for the Consortium

•	No less than 85% of the reorganized equity of CEDC, subject to dilution, including by a management incentive plan.

Summary Comparison of the Exchange Offers and the Plan of Reorganization

Consummation of the Exchange Offers provides several benefits, including:

•

substantially deleveraging our balance sheet by approximately $617 million principal of debt (assuming an exchange rate of 1.3427 to €1.00, which reflects the trailing thirty day average exchange rate through February 22, 2013, as reported by Bloomberg Finance L.P.) after giving pro forma effect to the Exchange Offers;

•	decreasing debt service payments and, thereby, increasing cash balances available for future business operations;

•

reducing the risk of a capital shortfall that may be caused by the impending maturity of the Existing 2013 Notes on March 15, 2013 and RTL Notes on March 18, 2013 and extending our debt maturity profile;

•	improving our financial position and our ability to access local credit lines in Poland and Russia;

•	effectively executing our business transformation strategy; and

•	effectuating the restructuring in a short period of time.

Consummating the Exchange Offers may also avoid the potential need to seek bankruptcy protection and the related costs and potential disruptions. These costs could be material and may include:

•	loss of local credit lines, factoring agreements and bank guarantees;

•	possible disruptions to our business, employees and customers, and a reduction in our ability to consummate this restructuring on as expedited a basis;

•	our existing portfolio of clients seeking new alcohol beverage vendors to replace their existing relationships with us;

•	increased cost of obtaining financing;

•	suppliers demanding prepayment for their products;

•	reputational damage resulting from the filing of a bankruptcy case;

•	direct costs of bankruptcy, including fees paid to attorneys and other professionals; and

•	costs of implementing any debtor in possession financing that may be necessary.

On the other hand, there are potential drawbacks to consummating the Exchange Offers outside bankruptcy, including:

•	the possibility that not all Noteholders tender their Existing Notes into the Exchange Offers, resulting in less debt being extinguished;

•	the need to obtain stockholder and other approvals for the issuance of the New Common Stock to Noteholders; and

•	the risk that we could incur significant U.S. federal income tax liability as a result of recognizing “cancellation of debt income” outside of bankruptcy.

Accordingly, effecting the restructuring through the Plan of Reorganization could provide benefits that the Exchange Offers do not, including:

•	elimination of all or substantially all of the obligations under the Existing Notes;

•	providing for the same treatment of all holders of claims in the same class whether or not they vote to accept the Plan of Reorganization;

•	cancellation of the Existing Common Stock and the ability to issue the New Common Stock without stockholder approval; and

•

allowing us to exclude any otherwise taxable “cancellation of debt income” arising as a result of consummating the Exchange Offers outside bankruptcy (at the cost of reducing certain of our tax attributes).

Effects of Bankruptcy Filing Without a “Prepackaged” or Other Approved Plan of Reorganization

It is our intention to pursue the restructuring of our capital structure through the Exchange Offers or the Plan of Reorganization. If, however, either or both of the Exchange Offers are not consummated and we do not seek confirmation of the Plan of Reorganization, we may file for bankruptcy protection and seek approval of a “prearranged” or “pre-negotiated” plan of reorganization. In the event of a bankruptcy filing without an agreed plan of reorganization, we are likely to be subject to a more lengthy and costly bankruptcy process. Such a filing could cause substantial damage to our business and reputation. In addition, such a filing could substantially erode our customers’ confidence in our business. Lenders, bank guarantors, factoring partners, and other partners could seek to terminate their relationships with us, require financial assurances or enhanced returns, or refuse to provide credit or other services on the same terms as prior to filing. Furthermore, employees could be distracted or more easily attracted to other career opportunities, and it may be more difficult to attract or replace key employees. Suppliers could require prepayments or other payment restrictions. If you do not tender your Notes in the Exchange Offers and you vote against, or take no action with respect to, the Plan of Reorganization, we may not be able to consummate the Exchange Offers or the Plan of Reorganization.

Our Business Post-Exchange Offer

Business Strategy

Following the consummation of the Exchange Offers, we will continue to pursue our broader business strategy. If consummated, we expect the Exchange Offers to significantly enhance our capital structure and liquidity position. The extension of the maturity of indebtedness represented by the Existing 2016 Notes exchanged for New Notes due in 2018 will give us greater flexibility in using any cash proceeds from other securities issued by us to pursue our business strategy.

Stockholder Approval

CEDC will hold a meeting of stockholders at which stockholders will be asked to approve an amendment to CEDC’s Certificate of Incorporation to effect the Reverse Stock Split and the issuance of New Common Stock in the Exchange Offer. This proposal will require a vote of at least a majority of the Existing Common Stock outstanding at the time of the meetings. CEDC’s Board of Directors has resolved to hold a meeting of CEDC’s stockholders on March 26, 2013, with a record date of March 1, 2013. No assurance can be given that stockholder approval will be obtained for the above proposal.

Recent Developments

Q4 2012 Trading Update

Set forth below is a discussion of trading in the fourth quarter of 2012 based on unaudited operating data.

The fourth quarter of 2012 saw a continued improvement in underlying CEDC operations with volumes down 1% compared to the same period in 2011 (including the effect of significant December distributor inventory destocking compared to the fourth quarter of 2011), a moderate increase in revenue compared to the fourth quarter of 2011 and consumer volume offtake greater than the fourth quarter of 2011. In Russia and Poland, core brands (such as Parliament) showed volume growth in the fourth quarter of 2012 compared to the same period in 2011, in line with our strategy of investing in our most important high margin brands. The 1% decline in shipments versus last year was primarily due to a decline in low margin economy vodka brands in Russia.

Our Russian vodka market share showed only a small decrease despite large price increases and significant reductions in discounts, and increased operating profitability. In Poland, our vodka market share was largely stable, and our operating profits increased in the fourth quarter of 2012 compared to the same period in 2011. Our wine business in Russia declined due to Moet and Mondoro contract losses – excluding the effect of these contract losses, our underlying sales volumes would have increased, and our Bravo alcoholic cocktail business showed sales volume and consumer offtake growth across all of its four biggest brands in the fourth quarter of 2012 compared to the same period in 2011.

Our fourth quarter 2012 underlying operating profitability increased compared to the fourth quarter of 2011 reflecting relatively stable volumes, improved prices and mix, a reduction in discounts, and a reduction in general overhead costs compared to the fourth quarter of 2011.

We expect that net profit in the fourth quarter of 2012 will be significantly impacted by a large write down in goodwill relating to the Whitehall subsidiaries, Russian Alcohol, and our Polish operations associated with the latest assessment of future projections. This writedown is expected to be in excess of $400 million and could be significantly higher. Further, a number of additional items such as fixed asset write-downs in Russia will impact our net profit for the fourth quarter of 2012.

For discussion on our current liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Other Recent Developments

On December 10, 2012, Marek Forysiak, a member of the board of directors CEDC, notified the Board of his resignation from the Board effective immediately. Mr. Forysiak, who has served as an independent director of CEDC since April 2009, was a member of CEDC’s Audit Committee.

Mr. Evangelos Evangelou resigned from his position as Chief Operating Officer effective as of December 31, 2012. Mr. Evangelou will continue to serve with CEDC as a manager of its operations in Poland.

On January 9, 2013, CEDC requested a hearing to appeal the Nasdaq Listing Qualification Staff determination to initiate procedures to delist CEDC’s securities from The Nasdaq Stock Market and to suspend trading of CEDC’s common stock at the opening of business on January 11, 2013. The determination was based on CEDC not having held its annual meeting of shareholders by December 31, 2012. As a result of CEDC’s request, Nasdaq has scheduled a hearing on March 28, 2013 and stayed the delisting action pending a final written decision by the Nasdaq Hearing Panel.

Mr. David Bailey resigned from his position as Interim Chief Executive Officer and Mr. Grant Winterton was appointed as Chief Executive Officer of the Company effective as of January 10, 2013. On February 21, 2013, Grant Winterton and CEDC entered into an employment agreement. See “Management”.

Upon the recommendation of the Nominating and Corporate Governance Committee, the board of directors of CEDC unanimously appointed the Honorable Joseph J. Farnan, Jr. to the board of directors of CEDC effective as of February 4, 2013. Mr. Farnan was named to the Compensation Committee and Audit Committee. See “Management”.

Information Agent and Voting Agent

Questions and requests for assistance may be directed to The Garden City Group, Inc., who is acting as the information agent in the Exchange Offers and Consent Solicitation (the “Information Agent”), and who is acting as the voting agent in connection with the Plan of Reorganization (the “Voting Agent”), in each case at the addresses and telephone numbers set forth on the back cover of this Offering Memorandum and Disclosure Statement.

11.1

SUMMARY OF THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION

The Exchange Offers	CEDC is offering to exchange for each $1,000 principal amount of Existing 2013 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time, 8.86 shares of New Common Stock.

CEDC FinCo is offering to exchange for each $1,000 principal amount of 9.125% Existing 2016 Notes and each €1,000 principal amount of 8.875% Existing 2016 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time, at the election of such Tendering 2016 Noteholders, (i) the Cash Consideration as determined by procedure described below under “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer—Cash Option” and/or (ii) the Notes Option Consideration described below under the heading “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer—Notes Option”, in each case subject to proration as described under “The Exchange Offers and Consent Solicitation—The CEDC FinCo Exchange Offer”.

Number of shares of CEDC common stock outstanding (as of February 13, 2013)	81,761,652

Number of shares of CEDC common stock offered in the Restructuring Transaction	23,750,000

Number of shares of common stock outstanding after giving effect to the Restructuring Transactions and the Reverse Stock Split	25,000,000

Cash Option and New Notes Option	Holders of Existing 2016 Notes may elect to receive consideration pursuant to the Cash Option or the New Notes Option. Allocations of consideration under the Cash Option will be made pursuant to a pure reverse Dutch tender offer. See, “The Exchange Offer and Consent Solicitation—The CEDC FinCo Exchange Offer”.

The Consent Solicitation	CEDC FinCo is also soliciting Consents from holders of Existing 2016 Notes to the Proposed Amendments. If holders of at least 50.1% of the aggregate principal amount of Existing 2016 Notes deliver Consents in the Consent Solicitation, the Covenant Amendments will be approved. The Covenant Amendments will eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture. If holders of at least 90% of the principal amount of the outstanding Existing 2016 Notes deliver Consents in the Consent Solicitation the Collateral and Guarantee Amendments will be approved. The Collateral and Guarantee Amendments will release all of the collateral securing the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes.

The Proposed Amendments will become effective upon the execution of one or more supplemental indentures, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents. Consents will be valid whether or not we consummate the CEDC FinCo Exchange Offer or confirm the Plan of Reorganization. See “The Exchange Offers and Consent Solicitation—The Consent Solicitation”.

If the Requisite Majority Consents are obtained, the Bankruptcy Waiver Amendments will be approved. The Bankruptcy Waiver Amendments, which will amend the acceleration provisions in the Existing 2016 Indenture to provide that a filing by CEDC under Chapter 11 of the Bankruptcy Code will not result in automatic acceleration of obligations of the issuer of the Existing 2016 Notes (CEDC FinCo) or the subsidiary guarantees of the Existing 2016 Notes, but such a filing would (as the Existing 2016 Notes Indenture currently provides) result in automatic acceleration of amounts outstanding under the CEDC guarantee of the Existing 2016 Notes. If the Bankruptcy Waiver Amendments are approved, holders of at least 50% of the outstanding Existing 2016 Notes could accelerate (i.e. declare immediately due and payable) CEDC FinCo’s and the subsidiary guarantors’ obligations under the Existing 2016 Notes and guarantees upon a Chapter 11 filing, subject to the terms and conditions set forth in the Existing 2016 Notes Indenture. The Bankruptcy Waiver Amendments will become operative upon execution of the Supplemental Indenture (even if the CEDC FinCo Exchange Offer is not consummated or the Plan of Reorganization is never filed).

The Consent Fee	Each holder of Existing 2016 Notes who delivers its Consents by the Consent Fee Deadline, and does not validly withdraw such Consents, will receive a Consent Fee equal to 0.50% of the aggregate principal amount of Existing 2016 Notes for which it delivers Consents. The Consent Fee will be payable in U.S. dollars. Payments of the Consent Fee in respect of tenders of 8.875% Existing Notes will be paid based upon the prevailing euro/US dollar exchange rate in effect at the time of payment. The Consent Fee will only be payable if the Requisite Consents are obtained prior to the Consent Fee Deadline. Holders of Existing 2016 Notes who deliver Consents after the Consent Fee Deadline will not be entitled to the Consent Fee.

Expiration Time	The Exchange Offers and the Consent Solicitation will expire at 11:59 P.M., New York City time, on March 22, 2013, unless extended or earlier terminated by us. See “The Exchange Offers and Consent Solicitation—Expiration Time; Consent Time; Consent Fee Deadline; Extensions; Termination; Amendments”.

The Consent Time	The Consent Time is the later of (i) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes Indenture that CEDC FinCo has received the Requisite Consents and (ii) 5:00 PM New York City time on March 14, 2013. See “The Exchange Offers and Consent Solicitation—Expiration Time; Consent Time; Consent Fee Deadline; Extensions; Termination; Amendments”.

The Consent Fee Deadline	The Consent Fee Deadline is 5:00 PM, New York City time, on March 14, 2013. See “The Exchange Offers and Consent Solicitation—Expiration Time; Consent Time; Consent Fee Deadline; Extensions; Termination; Amendments”.

Settlement Date	Subject to the satisfaction or waiver of the conditions to the Exchange Offers, the Exchange Offers will be settled and the Consideration will be delivered to validly tendering Noteholders promptly after the Expiration Time; provided, however, that if the Plan of Reorganization is consummated, the delivery of the Consideration will occur in accordance with the Plan of Reorganization. The date of delivery of Consideration is referred to herein as “Settlement Date.”

Withdrawal Rights and Revocation of Consents	You may withdraw your tender of Existing 2013 Notes at any time prior to the Expiration Time. You may withdraw your Existing 2016 Notes and Consents at any time prior to the Consent Time.

No Accrued and Unpaid Interest	Holders of Existing 2013 Notes and those holders of Existing 2016 Notes that elect the New Notes Option will not be entitled to receive any payment with respect to accrued and unpaid interest on Notes accepted in the Exchange Offers, and any such accrued interest will be forfeited, as all per $1,000 and per €1,000 exchange ratios with respect to the Exchange Offers have been calculated to take account of accrued interest through March 15, 2013. No further adjustments to the exchange ratios will be made solely due to an extension of the Expiration Date.

Conditions	Our obligation to accept for exchange any validly tendered Existing Notes by Noteholders is conditioned upon the satisfaction or waiver of certain conditions, including, among other things:

•

with respect to each Exchange Offer, (i) the substantially concurrent consummation of the other Exchange Offer or (ii) the consummation of the CEDC FinCo Exchange Offer and confirmation and consummation of the Plan of Reorganization for CEDC;

•	the satisfaction of the Minimum Conditions;

•	consummation of the RTL Investment;

•	the approval of the Reverse Stock Split and the issuance of New Common Stock in connection with the Exchange Offers;

•	the SEC declaring effective the application for qualification of the New Secured Notes Indenture on Form T-3 filed by CEDC FinCo;

•	the SEC declaring effective the application for qualification of the New Convertible Secured Notes Indenture on Form T-3 filed by CEDC FinCo; and

•

if applicable, the SEC declaring effective the application for qualification of the Supplemental Indenture giving effect to the Collateral and Guarantee Amendments on Form T-3 filed by CEDC FinCo with respect to the Existing Notes.

If the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

At the Consent Fee Deadline and in consideration of the results of participation in the solicitation of acceptances for the Plan of Reorganization the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time.

We may waive or amend any of these conditions or any other conditions to the consummation of the Exchange Offers, without providing additional withdrawal rights except as required by the Exchange Act, provided that we will not waive the RTL Investment Condition or the Minimum Conditions without the prior written consent of RTL and the Existing 2016 Notes Steering Committee. If we do not satisfy the conditions noted above, we may allow the Exchange Offers to expire or terminate the Exchange Offers prior to the Expiration Time and seek to effectuate the Plan of Reorganization. Any votes in favor of the Plan of Reorganization delivered prior to such expiration or termination, as applicable, will be valid in the event we seek to effectuate the Plan of Reorganization. See “The Exchange Offers and Consent Solicitation—Conditions of the Exchange Offers and Consent Solicitation”.

Procedures for Tendering Notes	For a description of the procedures for tendering Existing Notes in the Exchange Offers, see “The Exchange Offers and Consent Solicitation”. For further information, contact the Information Agent or consult your broker, bank or other nominee or custodian for assistance.

Extensions, Termination and Amendments	We may terminate the Exchange Offers or the Consent Solicitation prior to the Expiration Time, or extend the Exchange Offers or the Consent Solicitation. In no event will the termination of the Exchange Offers or the failure by us to accept any Existing Notes tendered in the Exchange Offers affect the validity of a vote in favor of the Plan of Reorganization. In addition, we may also amend the Exchange Offers or the Consent Solicitation in certain respects. If we make certain material changes to the terms of the Exchange Offers or the Consent Solicitation, we may extend the Expiration Time if necessary to comply with applicable securities laws. See “The Exchange Offers and Consent Solicitation—Expiration Time; Consent Time; Consent Fee Deadline; Extensions; Termination; Amendments”.

Delivery of the New Common Stock and New Notes	Upon satisfaction or waiver of the conditions to the Exchange Offers, we will accept Existing Notes that are validly tendered by Noteholders and not validly withdrawn, and on the Settlement Date or promptly thereafter we will issue, or cause to be issued, the New Common Stock to such holders of Existing 2013 Notes and cash and/or New Notes to such holders of Existing 2016 Notes; provided, however, that if the transactions are consummated through the Plan of Reorganization, the delivery of the New Common Stock and New Notes will occur promptly after the confirmation of the Plan of Reorganization. See “The Exchange Offers and Consent Solicitation—Terms of the Exchange Offers and Consent Solicitation”.

Payment of the Consent Fee	Upon obtaining the Requisite Consents, we will pay the applicable Consent Fee to each holder of Existing 2016 Notes who delivered and did not withdraw Consents with respect to its Existing 2016 Notes by the Consent Fee Deadline. The Consent Fee will be payable in U.S. dollars. Payments of the Consent Fee in respect of Consents from holders of 8.875% Existing 2016 Notes will be paid based upon the prevailing euro/US dollar exchange rate in effect at the time of payment. The Consent Fee will be paid on the Consent Fee Payment Date.

Certain Consequences to Non-Exchanging Noteholders	Consummation of the Exchange Offers and, with respect to holders of Existing 2016 Notes, the Consent Solicitation and the effectiveness of the Proposed Amendments to the Existing 2016 Notes Indenture may have adverse consequences to non-tendering Noteholders and holders of Existing Notes not accepted for exchange. If the requisite Consents are received and accepted, and the Supplemental Indenture is executed, the Proposed Amendments will become operative upon consummation of the Exchange Offers or confirmation of the Plan of Reorganization, as applicable, and the Proposed Amendments and will be binding on all non-tendering Noteholders and holders of Existing 2016 Notes not accepted for exchange. If the Supplemental Indenture is executed, the Bankruptcy Waiver Amendments will be operative upon execution of the Supplemental Indenture, even if the Exchange Offers are not consummated or a Plan of Reorganization never confirmed. Consents will be valid even where we do not consummate the CEDC FinCo Exchange Offer, but instead confirm the Plan of Reorganization. In addition, the reduced amount of outstanding Notes as a result of the Exchange Offers may adversely affect the trading market, liquidity and market price of any Existing Notes that remain outstanding. See “Risk Factors”.

No Appraisal Rights	No appraisal rights are available to Noteholders in connection with the Exchange Offers.

Certain United States Federal Income Tax Consequences	For a discussion of certain tax considerations that may be relevant to Noteholders who participate in the Exchange Offers or the Consent Solicitation and to non-tendering Noteholders and holders of Existing Notes not accepted for exchange, see “ Certain United States Federal Income Tax Consequences”.

Information Agent and Voting Agent	The Garden City Group, Inc. is serving as the Information Agent in connection with the Exchange Offers and the Consent Solicitation and the Voting Agent in connection with the Plan of Reorganization. The telephone number of the Information Agent/Voting Agent is (800) 878-1684 (North America) or (614) 763-6110 (international).

Requests for additional copies of this Offering Memorandum and Disclosure Statement, the Letter of Transmittal, the Ballot and any other documents referred to in this Offering Memorandum and Disclosure Statement, the Letter of Transmittal or the Ballot should be directed to the Information Agent/Voting Agent at its address set forth on the back cover of this Offering Memorandum and Disclosure Statement.

Exchange Agent	Global Bondholder Services Corporation, Inc. is serving as the Exchange Agent (the “Exchange Agent”) in connection with the Exchange Offers. The telephone number of the Exchange Agent is +1 (212) 430-3774 (for bankers and brokers) and +1 (866) 612-1500 (collect).

Risk Factors	For a discussion of certain risk factors that may be relevant to Noteholders who participate in the Exchange Offers, the Consent Solicitation and Noteholders voting in favor of the Plan of Reorganization and the non-tendering Noteholders and holders of Existing Notes not accepted for exchange, see “Risk Factors”.

ISIN/CUSIP

Existing 2013 Notes	CUSIP: 153435AA0
ISIN: US153435AA00

9.125% Existing 2016 Notes	Regulation S CUSIP: U1259BAA6

Regulation S ISIN: USU1259BAA62

144A CUSIP: 15080BAA4

144A ISIN:US15080BAA44

8.875% Existing 2016 Notes	Regulation S ISIN: XS0468883672

144A ISIN: XS0468884217

SUMMARY OF THE PLAN OF REORGANIZATION

If we for any reason determine that it would be more advantageous or expeditious, CEDC, CEDC FinCo, and CEDC FinCo LLC may seek to restructure by filing voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and seek Bankruptcy Court approval of the proposed restructuring through confirmation of a prepackaged Plan of Reorganization. The Plan of Reorganization is attached hereto as Appendix A.

At the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and, accordingly, votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline, which is also the Expiration Time; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

To facilitate Bankruptcy Court approval of the Plan of Reorganization in the event CEDC, or each of CEDC, CEDC FinCo, and CEDC FinCo LLC (the parties filing a Chapter 11 case also referred to as the “Debtor” or “Debtors”, as the case may be), file Chapter 11 case(s), we are soliciting acceptances of the prepackaged Plan of Reorganization from holders of Existing Notes, holders of RTL Notes and holders of RTL Credit Facility claims that may be used if we determine that seeking Chapter 11 relief is appropriate. The Plan of Reorganization, if approved, would result in holders of the Existing Notes and other claimants and stockholders receiving the treatment set forth below, which differs in certain respects from the consideration provided by the Exchange Offer(s). If you do not tender your Notes into the Exchange Offers and you vote against, or take no action with respect to, the Plan of Reorganization, we may not be able to consummate the Exchange Offers or the Plan of Reorganization.

For purposes of this Summary of the Plan of Reorganization, all capitalized terms used but not otherwise defined herein have the meanings provided in the Plan of Reorganization. This Summary does not include all of the terms provided under the Plan of Reorganization. You should review the Plan of Reorganization in its entirety for a full description of terms and treatment. In the event of any inconsistencies between this Summary and the Plan of Reorganization, the Plan of Reorganization will control.

WE HAVE NOT MADE ANY DECISION AT THIS TIME TO COMMENCE ANY CHAPTER 11 CASE(S) AND RESERVE ALL OF OUR RIGHTS TO PURSUE ANY AND ALL OF OUR STRATEGIC ALTERNATIVES IN THE EVENT THE EXCHANGE OFFERS ARE NOT CONSUMMATED.

Unimpaired Classes of Claims and Interests	Claims held by certain of CEDC’s, CEDC FinCo’s, and CEDC FinCo LLC’s creditors would not be impaired under the Plan of Reorganization. With the exception of the classes of Claims and Interests described below, all creditors of the Debtor(s) will have their claims either reinstated or paid in full in cash under the Plan of Reorganization. We expect these amounts to be de minimis. In addition, CEDC’s interests in shares of CEDC FinCo and CEDC FinCo LLC will be reinstated to preserve the existing corporate structure. These unimpaired parties will not vote on the Plan of Reorganization.

No Bankruptcy of Operating Subsidiaries	None of CEDC’s Polish, Hungarian, Ukranian or Russian operating subsidiaries will commence any formal insolvency proceedings in connection with the transactions contemplated by the Plan of Reorganization, even if CEDC, CEDC FinCo, and CEDC FinCo LLC do so. The operating subsidiaries will continue to operate in the ordinary course, and obligations to employees, vendors and credit support providers will be honored without interruption.

Class 2 (Existing 2016 Notes Claims)

Estimated Amount: approximately $982.2 million (includes accrued interest through March 15, 2013 assuming a EUR/USD exchange rate of 1.3427, reflecting the thirty day average through February 22, 2013)

Claims held by holders of Existing 2016 Notes will be impaired under the Plan of Reorganization. Holders of Allowed Existing 2016 Notes Claims shall receive the treatment provided below, depending upon whether they elect to participate in the Cash Option or the New Notes Option. Holders of Allowed Existing 2016 Notes Claims will be deemed to have elected the New Notes Option for any Existing 2016 Notes to the extent that (i) they did not elect to include all or a portion of their Existing 2016 Notes as part of the Cash Option or (ii) any Existing 2016 Notes are not accepted for exchange in the Cash Option.

The Cash Option. Holders of Existing 2016 Notes who vote to accept the Plan of Reorganization may elect on their Ballot to receive up to an aggregate amount of $172 million in cash for their Existing 2016 Notes as part of a pure reverse Dutch auction. The Dutch auction is described more fully herein under the heading “The Exchange Offers and the Consent Solicitation” and in the Plan of Reorganization. The range of eligible bid prices for both the U.S. dollar and euro denominated Existing 2016 Notes are set forth in the Plan of Reorganization. We will accept for purchase the Existing 2016 Notes that elect to participate in the Cash Option in the order of the lowest to the highest Bid Prices (as determined based upon the percentage of principal amount) until reaching the Clearing Price. Bids at the Clearing Price will be accepted on a pro rata basis.

The New Notes Option. If holders of Allowed Existing 2016 Notes Claims elect on their ballots (or are deemed to elect pursuant to the terms of the Plan of Reorganization) to exchange their Existing 2016 Notes pursuant to the New Notes Option, such holders shall receive their pro rata shares of (A) the New Secured Notes, (B) the New Convertible Secured Notes, and (C) to the extent that the $172 million available for the Cash Option is not fully used, any such remaining cash.

Estimated Recovery for holders of Existing 2016 Notes Claims: 83.7% (excluding the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes.

Class 3 (RTL Credit Facility Claims)

Estimated Amount: approximately $50.7 million (includes accrued interest through March 15, 2013)	Claims held by RTL pursuant to the RTL Credit Facility, will be impaired under the Plan of Reorganization. RTL will receive shares of New Common Stock, as set forth in the RTL Investment Agreement, in full satisfaction of its Class 3 claims.

Estimated Recovery for holders of RTL Credit Facility Claims: 64.5%, assuming (i) New Common Stock valued at mid-point of Enterprise Value (as defined herein) range and (ii) the RTL Credit Facility receives its pro rata portion of 85% of the New Common Stock.

Class 5 (Unsecured Notes Claims)

Estimated Amount: approximately $282.0 million (includes accrued interest through March 15, 2013)	Claims held by holders of the Existing 2013 Notes and the RTL Notes are classified together as Unsecured Notes. Such Claims are impaired under the Plan of Reorganization. On the date the Plan of Reorganization becomes effective, if the class of claims constituting the Unsecured Notes votes to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, the holders of the Unsecured Notes will receive a total of 2,500,000 shares of New Common Stock, representing 10% of the New Common Stock of CEDC in full satisfaction of their claims. If the class of claims constituting the Unsecured Notes does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then each member of such class shall receive no recovery on account of its Unsecured Notes under the Plan of Reorganization.

Estimated Recovery for holders of Unsecured Notes Claims: 6.0%, assuming: (i) acceptance of the Plan of Reorganization by Class 5 Unsecured Notes Claims and (ii) New Common Stock valued at mid-point of Enterprise Value (as defined herein) range.

Class 9 (Existing Common Stock )

If Class 5 Unsecured Notes Claims vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive 1,250,000 shares of New Common Stock. Such shares will represent 5% of all New Common Stock issued under the Plan of Reorganization. If Class 5

Unsecured Notes Claims do not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing Common Stock will receive or retain no property under the Plan of Reorganization.

Impaired Classes of Claims and Interests Receiving No Recovery	Claims that are subordinated pursuant to section 510(b) of the Bankruptcy Code, which include claims arising from or relating to the purchase or sale of stock (e.g., stock, shares, options, warrants, put rights and certain causes of action relating to such purchases or sales), will be terminated and will not receive any distribution under the Plan of Reorganization.

For a more detailed discussion of treatment under the Plan of Reorganization, see the section of this Offering Memorandum and Disclosure Statement entitled “The Plan of Reorganization—Certain Matters Regarding Classification and Treatment of Claims and Interests”.

RTL New Equity Investment	Pursuant to the terms of the RTL Investment Agreement, RTL will invest $172 million to fund cash distributions to holders of Existing 2016 Notes and convert the RTL Credit Facility Claims into equity in exchange for (i) approximately 85% of the shares of New Common Stock if Class 5 holders of Existing 2013 Notes vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code or (ii) 100% of the shares of New Common Stock if Class 5 holders of Existing 2013 Notes do not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code.

Releases	As of the date that the Plan of Reorganization becomes effective, the Debtor(s), RTL, the Steering Committee for holders of Existing 2016 Notes, as well as all of their respective subsidiaries, affiliates members, and the current and former directors and officers of the Debtor(s) who were serving in such capacity on or after December 1, 2012, and professionals (the “Released Parties”) among others, shall be deemed released and discharged by the Debtors, their bankruptcy estate(s), and the reorganized Debtors from any and all claims and causes of action that otherwise could be asserted by the Debtors and that arise prior to the effective date of the Plan of Reorganization. Moreover, each holder of a claim who votes to accept the Plan of Reorganization and does not opt out of certain releases shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Released Parties from any and all claims and causes of action arising prior to the effective date of the Plan of Reorganization.

Guarantees of Non-Debtor Subsidiaries

Notwithstanding anything to the contrary in the Existing 2016 Notes Indenture or any related agreements, votes by holders of Existing 2016 Notes Claims who vote to accept the Plan and who do not elect to opt out of certain releases shall constitute agreement by such holders to release and discharge the non-Debtor subsidiaries and affiliates of the Debtors of all obligations relating to guarantees of the Existing 2016 Notes and a waiver and surrender of any rights that might otherwise be available with respect to such guarantees.

Exculpation	The Released Parties shall be exculpated from any claim related to any act or omission in connection with, relating to or arising out of, among other things, CEDC’s, CEDC FinCo’s, and/or CEDC FinCo LLC’s in- or out-of-court restructuring efforts, Chapter 11 cases, the Plan of Reorganization (other than willful misconduct or fraud, to the extent imposed by applicable non-bankruptcy law), and upon Bankruptcy Court approval of the Plan of Reorganization shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of securities pursuant to the Plan of Reorganization.

Voting on the Plan of Reorganization	The “Voting Record Date” for purposes of determining holders of Existing Notes that are eligible to vote on the Plan of Reorganization is March 4, 2013. The “Voting Deadline” is the Expiration Time, which is March 22, 2013 at 11:59 P.M. New York City time. To be counted, an appropriate instruction, in the form of the Ballot, Letter of Transmittal or otherwise must be provided to the nominee prior to the Voting Deadline. All Master Ballots and Ballots (each as defined below) tendered by the Voting Deadline may be utilized by us in connection with determining acceptances and rejections of the Plan of Reorganization at any time. Thus, all votes represented by such Master Ballots and Ballots (each as defined below) shall be deemed continuously effective until such time. Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances of the Plan of Reorganization have been received, only holders who vote will be counted. Holders of Existing Notes who do not follow the instructions provided herein for indicating a vote on the Plan of Reorganization will not be counted for purposes of determining whether the Plan of Reorganization has been accepted by the requisite number and amount of votes.

Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and, votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time. Holders of Existing 2016 Notes who vote to accept the Plan of Reorganization must deliver their Consent to the Covenant Amendments and the Collateral and Guarantee Amendments and effectuation of the Supplemental Indenture pursuant to the Plan of Reorganization.

Management Incentive Plan	On or after the consummation of the Plan of Reorganization, the Reorganized Debtors may implement a management incentive plan for management, selected employees and directors of the Reorganized Debtors, providing incentive compensation in the form of, among other things, stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock awards, performance awards and/or other stock-based awards in Reorganized CEDC in an aggregate amount up to 5% of the New Common Stock, determined on a fully diluted basis. The specific form of and terms applicable to awards granted under the incentive plan for management, including vesting conditions, shall be determined by the new board of Reorganized CEDC; provided that the aggregate price paid for all repurchased, redeemed, acquired or retired New Common Stock issued pursuant to the Management Incentive Plan may not exceed $3.0 million in each twelve-month period from the date of issuance of the New Secured Notes (with any unused amounts in any preceding twelve-month period being carried over to the succeeding twelve-month period).

Covenant Amendments and Supplemental Indenture	On and after the confirmation of the Plan of Reorganization, the following actions shall be deemed authorized and approved in all respects, without the need for further approval or agreement under the Existing 2016 Notes Indenture, by the directors or officers of the Debtors or the Reorganized Debtors, the Existing 2016 Notes Indenture Trustee, or any security agent under the Existing 2016 Notes Indenture, or otherwise and pursuant to entry of the order confirming the Plan of Reorganization: (i) the Supplemental Indenture (giving effect to the Covenant Amendments, if holders of a majority of outstanding Existing Notes have delivered Consents and giving effect to the Collateral and Guarantee Amendments and the Covenant Amendments if holders of 90% of the outstanding Existing Notes have delivered Consents) shall be and shall be deemed to be executed and effective in all regards and in accordance with its terms; (ii) CEDC FinCo shall deliver notice to the Existing 2016 Notes Indenture Trustee that it designates all non-debtor affiliates as Unrestricted Subsidiaries (as defined in the Existing 2016 Notes Indenture) under the Existing 2016 Notes Indenture following the execution and effectiveness of the Supplemental Indenture; and (iii) upon designation of such Non-Debtor Affiliates as Unrestricted Subsidiaries, the guarantees by such Unrestricted Subsidiaries of the Existing 2016 Notes shall be automatically released pursuant to section 10.4(3) of the Existing 2016 Notes Indenture and all liens on assets of such Non-Debtor Affiliates designated as Unrestricted Subsidiaries that secure the Existing 2016 Notes shall be automatically released pursuant to section 11.9(2) of the Existing 2016 Notes Indenture.

SUMMARY DESCRIPTION OF NEW SECURED NOTES

The following summary contains basic information about the New Secured Notes and is not intended to be complete. It may not contain all the information that is important to you. For a more complete understanding of the New Secured Notes, you should read the section of this Offering Memorandum and Disclosure Statement entitled “Description of New Secured Notes”.

Issuer	CEDC Finance Corporation International, Inc., an indirect wholly-owned subsidiary of CEDC.

New Secured Notes Offered	An aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes.

Maturity Date	April 30, 2018

Interest	The New Secured Notes offered in the CEDC FinCo Exchange Offer will bear interest, payable semi-annually, at the rates per annum set forth below:

Earlier of (i) June 1, 2013 and (ii) the issue date until April 30, 2014	8.00%
May 1, 2014 — April 30, 2015	9.00%
May 1, 2015 and thereafter	10.00%

Interest Payment Dates	Semi-annually in arrears on April 30 and October 31 of each year, commencing on October 31, 2013. Interest will accrue from the earlier of (i) June 1, 2012 and (ii) the issue date of the New Secured Notes.

Ranking	The New Secured Notes will be senior obligations of CEDC FinCo. CEDC FinCo will have no indebtedness outstanding other than the New Secured Notes, the New Convertible Secured Notes and any Existing 2016 Notes that remain outstanding following the CEDC FinCo Exchange Offer, which will rank pari passu with the New Secured Notes. The New Secured Notes Indenture limits the ability of CEDC FinCo to issue any other indebtedness other than in the form of additional notes and substantially similar debt securities.

Guarantees	The New Secured Notes will be guaranteed (the “Guarantees”), by CEDC and the subsidiaries that currently guarantee the Existing 2016 Notes (the “Subsidiary Guarantors” and, together with CEDC, the “Guarantors”), except that Copecresto Enterprises Limited, Lugano Holding Limited, OOO Parliament Distribution, OOO Parliament Production, ISF GmbH (under liquidation) and Ardy Investments Limited (together, the “Copecresto Subsidiaries”), which collectively represented 3.3% of EBITDA of the Parent and its Restricted

Subsidiaries for the nine months ended September 30, 2012, and which guarantee the Existing Notes, will not be Guarantors of the New Secured Notes.

As of and for the nine months ended September 30, 2012, CEDC and the Subsidiary Guarantors would have accounted for 89.5% of the sales of CEDC and its Restricted Subsidiaries, 90.4% of EBITDA of CEDC and its Restricted Subsidiaries and 86.9% of assets of CEDC and its Restricted Subsidiaries.

As of September 30, 2012, after giving pro forma effect to the Exchange Offers (and assuming that all Existing Notes are tendered), (i) we had approximately $783.2 million of debt outstanding, of which $728.4 million is secured debt, (ii) the Subsidiary Guarantors had approximately $744.7 million of debt outstanding, of which $689.9 million is secured debt and (iii) our Restricted Subsidiaries that are not Subsidiary Guarantors had approximately $38.5 million of debt outstanding.

Ranking of Guarantees	The Guarantees by CEDC and the Subsidiary Guarantors will be:

•	senior obligations of CEDC and the Subsidiary Guarantors;

•

pari passu in right of payment with any other senior obligations of CEDC and the Subsidiary Guarantors that are not expressly subordinated including the guarantees of any Existing 2016 Notes that remain outstanding following the CEDC FinCo Exchange Offer and including the guarantees of the New Convertible Secured Notes;

•	senior in right of payment to all subordinated indebtedness of CEDC and the Subsidiary Guarantors; and

•

effectively subordinated to (i) the existing and future indebtedness of CEDC or such Subsidiary Guarantee secured by assets other than those pledged to secure the New Notes to the extent of the value of such assets securing such debt, and (ii) the indebtedness of any subsidiary of CEDC or such Subsidiary Guarantor that is not also a Subsidiary Guarantor.

Security	The New Secured Notes and the Guarantees will be secured by:

•	a first-priority pledge or charge over the shares of CEDC FinCo and each Guarantor (other than CEDC);

•	a first-priority pledge over the shares of Whitehall Securities; (as defined below);

•

a first-priority pledge or, in an applicable jurisdiction, assignment of rights under certain bank accounts of each Guarantor (other than the Russian Alcohol Guarantors) or withdrawal rights agreements for Russian bank accounts of OOO Glavspirttirest having at least $10.0 million in deposits;

•	a first-priority pledge of the intercompany loans made by CEDC FinCo;

•	a first-priority mortgage over certain real property and fixtures in Poland; and

•	security over certain intellectual property rights owned CEDC International sp. z o.o.

The New Secured Notes and the Guarantees will also be secured by the intercompany loans made by the Issuer to Jelegat Holdings Limited, which in turn will be secured by:

•	first-priority registered pledges of shares (or participatory interests) in all of the Russian Alcohol Guarantors;

•

a first-priority assignment of rights under certain non-Russian bank accounts and withdrawal rights agreements for each Russian bank account of each Russian Alcohol Guarantor, in each case having at least $10.0 million in deposits; and

•	a first-priority mortgage over certain real property and fixtures in Russia

The collateral that will secure the New Secured Notes will consist of substantially the same assets that secure the Existing Notes except that (i) the shares and assets of the Copecresto Subsidiaries, which secure the Existing Notes, will not secure the Notes and (ii) the shares of the Whitehall Subsidiaries which do not secure the Existing Notes will secure the Notes. The Copecresto Subsidiaries represented 3.3% of our consolidated EBITDA for the nine months ended September 30, 2012, and the Whitehall Subsidiaries represented 6.4% of our consolidated EBITDA for the nine months ended September 30, 2012.

The collateral that will secure the New Secured Notes will also secure the New Convertible Secured Notes, although the New Secured Notes will be entitled to priority with respect to the proceeds from an enforcement sale of the collateral. See “Description of Other Indebtedness—Intercreditor Agreement”.

Certain of the security to be granted for the benefit of the New Secured Notes will not be delivered on the issue date of the New Secured Notes. CEDC has agreed to use its reasonable efforts to deliver certain security as soon as practicable after the issue date of the new Secured Notes “Description of New Secured Notes—Certain Covenants—Delivery of Security and Guarantees”.

For a more detailed description of the security, please see the section entitled “Description of New Secured Notes”.

Optional Redemption	CEDC FinCo may redeem all or a part of the New Secured Notes at any time at the redemption prices (expressed as percentages of principal amount) set forth under “Description of New Secured Notes—Optional Redemption” plus accrued and unpaid interest on the New Secured Notes redeemed, to the applicable redemption date, if redeemed during the periods indicated below, subject to the rights of holders of New Secured Notes on the relevant record date to receive interest on the relevant interest payment date.

Mandatory Redemption	CEDC FinCo is required to use the proceeds from any Asset Sale (as defined in “Description of New Secured Notes”) with proceeds in excess of $20 million to redeem the New Secured Notes at a price equal to 100% of the principal amount of the New Secured Notes to be redeemed plus accrued and unpaid interest.

Covenants	The New Secured Notes Indenture will contain covenants that limit, among other things, the ability of CEDC and its Restricted Subsidiaries to:

•	incur additional indebtedness;

•	make certain restricted payments;

•	transfer or sell assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	create restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments;

•	issue guarantees of indebtedness by Restricted Subsidiaries;

•	enter into sale and leaseback transactions;

•	merge, consolidate, amalgamate or combine with other entities;

•	designate Restricted Subsidiaries as unrestricted subsidiaries; and

•	engage in any business other than a permitted business.

Each of the covenants is subject to a number of important exceptions and qualifications. Please see the sections entitled “Description of the Existing Notes” and “Description of Other Indebtedness”.

Denominations	The New Secured Notes will be issued and transferable in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

New Secured Notes in denominations of less than $1,000 will not be available.

Forms	We will issue the New Secured Notes in the form of one or more global notes in definitive, fully registered book-entry form that will be deposited with or on behalf of DTC.

Transfer Restrictions	The New Secured Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction. Please see the section entitled “Federal and Other Securities Laws Matters”.

No Prior Market	The New Secured Notes will be new securities for which there is currently no market. Accordingly, we cannot assure you that a liquid market for the New Secured Notes will develop or be maintained.

Listing	We intend to make an application for the New Secured Notes to be admitted to list the New Secured Notes on the Global Exchange Market of the Irish Stock Exchange. There can be no assurance that such admission will take place.

Trustee	U.S. Bank National Association.

Security Agents	TMF Trustee Limited.

Deutsche Bank AG, London Branch.

Registrars, Transfer and Paying Agent	Deutsche Bank Trust Company Americas.

Governing Law of the New Secured Notes Indenture	New York.

Governing Law of the Security Documents	Laws of, or in jurisdictions within, Poland, Hungary, Russia, Cyprus, Luxembourg and New York.

Risk Factors	You should refer to the section titled “Risk Factors” in this Offering Memorandum and Disclosure Statement for a discussion of certain factors you should carefully consider before deciding to invest in the New Secured Notes.

SUMMARY DESCRIPTION OF NEW CONVERTIBLE SECURED NOTES

The following summary contains basic information about the New Convertible Secured Notes and is not intended to be complete. It may not contain all the information that is important to you. For a more complete understanding of the New Convertible Secured Notes, you should read the section of this Offering Memorandum and Disclosure Statement entitled “Description of New Convertible Secured Notes”.

Issuer	CEDC Finance Corporation International, Inc., an indirect wholly-owned subsidiary of CEDC.

New Convertible Secured Notes Offered	Up to $200 million aggregate principal amount of New Convertible Secured Notes due 2018.

Maturity Date	April 30, 2018

Interest	The New Convertible Secured Notes will bear interest from the date of issuance at a rate of 10.0% per annum.

Interest will be payable, at the election of the CEDC FinCo (made by delivering a notice to the trustee prior to the beginning of each interest period), (1) entirely in cash (“Cash Interest”) or (2) by increasing the principal amount of the outstanding New Convertible Secured Notes or by issuing additional PIK notes (“PIK Interest”) or (3) with a 25%/75%, 50%/50% or 75%/25% combination of Cash Interest and PIK Interest. CEDC FinCo will pay the first interest payment in PIK Interest. Following an increase in the principal amount of any outstanding global New Convertible Secured Notes as a result of a payment of PIK Interest, such global New Convertible Secured Notes will bear interest on such increased principal amount from and after the date of such payment.

Interest Payment Dates	Semi-annually in arrears on April 30 and October 31 of each year, commencing on October 31, 2013. Interest will accrue from the earlier of (x) the issue date of the New Convertible Secured Notes and (y) June 1, 2013.

Ranking	The New Convertible Secured Notes will be senior obligations of CEDC FinCo. CEDC FinCo will have no indebtedness outstanding other than the New Convertible Secured Notes, the New Secured Notes and any Existing 2016 Notes that remain outstanding following the CEDC FinCo Exchange Offer, which will rank pari passu with the New Convertible Secured Notes. The New Convertible Secured Notes Indenture limits the ability of CEDC FinCo to issue any other indebtedness other than in the form of additional notes and substantially similar debt securities.

The New Secured Notes will rank senior in right of payment to the New Convertible Secured Notes in the event of an insolvency. See “Description of Other Indebtedness—Intercreditor Agreement”.

Guarantees	The New Convertible Secured Notes will be guaranteed (the “Convertible Guarantees”), by the Guarantors except that the Copecresto Subsidiaries, which collectively represented 3.3% of EBITDA of the Parent and its Restricted Subsidiaries for the nine months ended September 30, 2012, and which guarantee the Existing Notes will not be Guarantors of the New Convertible Secured Notes.

As of and for the nine months ended September 30, 2012, after adjusting for the completion of the Exchange Offers, CEDC and the Subsidiary Guarantors would have accounted for 89.5% of the sales of CEDC and its Restricted Subsidiaries, 90.4% of EBITDA of CEDC and its Restricted Subsidiaries and 86.9% of assets of CEDC and its Restricted Subsidiaries.

As of September 30, 2012, after giving pro forma effect to the Exchange Offers (and assuming that all Existing Notes are tendered), (i) we would have had approximately $783.2 million of debt outstanding, of which $728.4 million would have been secured debt, (ii) the Subsidiary Guarantors would have had approximately $744.7 million of debt outstanding, of which $689.9 million would have been secured debt and (iii) our Restricted Subsidiaries that are not Subsidiary Guarantors would have had approximately $38.5 million of debt outstanding.

Ranking of Convertible Guarantees	The Convertible Guarantees by CEDC and the Subsidiary Guarantors will be:

•	senior obligations of CEDC and the Subsidiary Guarantors;

•

pari passu in right of payment with any other senior obligations of CEDC and the Subsidiary Guarantors that are not expressly subordinated including the guarantees of any Existing 2016 Notes that remain outstanding following the CEDC FinCo Exchange Offer and including the guarantees of the New Secured Notes;

•	senior in right of payment to all subordinated indebtedness of CEDC and the Subsidiary Guarantors; and

•

effectively subordinated to (i) the existing and future indebtedness of CEDC or such Subsidiary Guarantor secured by assets other than those pledged to secure the New Convertible Secured Notes to the extent of the value of such assets securing such debt and (ii) the indebtedness of any subsidiary of CEDC or such Subsidiary Guarantor that is not also a Subsidiary Guarantor.

Security	The New Convertible Secured Notes and the Convertible Guarantees will be secured by:

•	a first-priority pledge or charge over the shares of CEDC FinCo and each Guarantor (other than CEDC);

•	a first-priority pledge over the shares of the Whitehall Securities; (as defined below)

•

a first-priority pledge or, in an applicable jurisdiction, assignment of rights under certain bank accounts of each Guarantor (other than the Russian Alcohol Guarantors) or withdrawal rights agreements for Russian bank accounts of OOO Glavspirttirest having at least $10.0 million in deposits;

•	a first-priority pledge of the intercompany loans made by CEDC FinCo;

•	a first-priority mortgage over certain real property and fixtures in Poland; and

•	security over certain intellectual property rights owned CEDC International sp. z o.o.

The New Convertible Secured Notes and the Convertible Guarantees will also be secured by the intercompany loans made by the Issuer to Jelegat Holdings Limited, which in turn will be secured by:

•	first-priority registered pledges of shares (or participatory interests) in all of the Russian Alcohol Guarantors;

•

a first-priority assignment of rights under certain non-Russian bank accounts and withdrawal rights agreements for each Russian bank account of each Russian Alcohol Guarantor, in each case having at least $10.0 million in deposits; and

•	a first-priority mortgage over certain real property and fixtures in Russia

The collateral that will secure the New Convertible Secured Notes will consist of substantially the same assets that secure the Existing 2016 Notes except that (i) the shares and assets of the Copecresto Subsidiaries, which secure the Existing 2016 Notes, will not secure the New Convertible Secured Notes and (ii) the shares of the Whitehall Subsidiaries which do not secure the Existing 2016 Notes will secure the New Convertible Secured Notes. The Copecresto Subsidiaries represented 3.3% of our consolidated EBITDA for the nine months ended September 30, 2012, and the Whitehall Subsidiaries represented 6.4% of our consolidated EBITDA for the nine months ended September 30, 2012.

The collateral that will secure the New Convertible Secured Notes will also secure the New Secured Notes, although the New Secured Notes will be entitled to priority with respect to the proceeds from an enforcement sale of the collateral. See “Description of Other Indebtedness—Intercreditor Agreement”.

Certain of the security to be granted for the benefit of the New Convertible Secured Notes will not be delivered on the issue date of the New Convertible Secured Notes. CEDC has agreed to use its reasonable efforts to deliver certain security as soon as practicable after the issue date of the New Convertible Secured Notes. See “Description of New Convertible Secured Notes—Certain Covenants—Delivery of Security and Guarantees”.

For a more detailed description of the security, please see the section entitled “Description of New Convertible Secured Notes”.

Optional Redemption	CEDC FinCo may redeem all or part New Convertible Secured Notes at any time at redemption prices described under “Description of New Convertible Notes—Optional Redemption”.

Mandatory Redemption	CEDC FinCo is required to use the proceeds from any Asset Sale (as defined in “Description of New Convertible Secured Notes”) with proceeds in excess of $20 million to redeem the New Convertible Secured Notes at a price equal to 100% of the principal amount of the New Convertible Secured Notes to be redeemed plus accrued and unpaid interest.

CEDC FinCo is also required to use the proceeds from any Asset Sale with proceeds in excess of $20 million to redeem the New Secured Notes, although the New Secured Notes will be entitled to priority with respect to such proceeds if there are any New Secured Notes outstanding. See “Description of Other Indebtedness—Intercreditor Agreement”.

Covenants	The New Convertible Secured Indenture will contain covenants that limit, among other things, the ability of CEDC and its Restricted Subsidiaries to:

•	incur additional indebtedness;

•	make certain restricted payments;

•	transfer or sell assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	create restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments;

•	issue guarantees of indebtedness by Restricted Subsidiaries;

•	enter into sale and leaseback transactions;

•	merge, consolidate, amalgamate or combine with other entities;

•	designate Restricted Subsidiaries as unrestricted subsidiaries; and

•	engage in any business other than a permitted business.

Each of the covenants is subject to a number of important exceptions and qualifications. Please see the sections entitled “Description of the Existing Notes” and “Description of Other Indebtedness”.

Conversion Rights	On or after the date which is 18 months after the issuance of the New Convertible Secured Notes, holders may convert their New Convertible Secured Notes (other than PIK Notes) for the applicable Conversion Price set forth under the caption “Description of New Senior Secured New Convertible Secured Notes—Conversion Rights,” provided that any conversion must be with respect to New Convertible Secured Notes with a minimum aggregate principal amount of $100,000 and in integral denominations of $1,000.

Minority Shareholder Protections	Upon conversion of the New Convertible Secured Notes, the resulting equity shall have certain minority shareholder protections to be agreed, including but not limited to tag rights, registration rights, preemption rights, approval rights on certain transactions and, subject to appropriate ownership levels, the right to nominate one director for election to the Company’s Board of Directors.

Denominations	The New Convertible Secured Notes will be issued and transferable in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Forms	We will issue the New Convertible Secured Notes in the form of one or more global notes in definitive, fully registered book-entry form that will be deposited with or on behalf of DTC.

Transfer Restrictions	The New Convertible Secured Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction. Please see the section entitled “Federal and Other Securities Laws Matters”.

No Prior Market	The New Convertible Secured Notes will be new securities for which there is currently no market. Accordingly, we cannot assure you that a liquid market for the New Convertible Secured Notes will develop or be maintained.

Listing	We intend to make an application for the New Convertible Secured Notes to be admitted to list the New Convertible Secured Notes on the Global Exchange Market of the Irish Stock Exchange. There can be no assurance that such admission will take place.

Trustee	U.S. Bank National Association.

Security Agents	TMF Trustee Limited.

Deutsche Bank AG, London Branch.

Registrars, Transfer and Paying Agent	Deutsche Bank Trust Company Americas.

Governing Law of the Convertible Secured Indenture	New York.

Governing Law of the Security Documents	Laws of, or in jurisdictions within, Poland, Hungary, Russia, Cyprus, Luxembourg and New York.

Risk Factors	You should refer to the section titled “Risk Factors” in this Offering Memorandum and Disclosure Statement for a discussion of certain factors you should carefully consider before deciding to invest in the New Convertible Secured Notes.

SUMMARY OF SUPPLEMENTAL INDENTURE

If the Consents of holders of at least 50.1% in principal amount of the outstanding Existing 2016 Notes are received, the Covenant Amendments (which will eliminate substantially all of the restrictive covenants and certain events of default and related provisions in the Existing 2016 Notes Indenture) and the Bankruptcy Waiver Amendments will be approved. These amendments may be effected through the execution of one or more Supplemental Indentures. If the Consents of holders of at least 90% of the principal amount of the outstanding Existing 2016 Notes are received, the Collateral and Guarantee Amendments as well as the Covenant Amendments and the Bankruptcy Waiver Amendments will be approved. These amendments may be effected through the execution of the Supplemental Indenture. The Supplemental Indenture containing the Proposed Amendments will become effective upon the execution, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. The Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture containing these amendments is executed.

Covenant Amendments	The Covenant Amendments will remove substantially all of the restrictive covenants and events of default from the Existing 2016 Notes Indenture, including:

•	Maintenance of Office or Agency (Section 4.2);

•	Incurrence of Indebtedness and Issuance of Preferred Stock (Section 4.3);

•	Limitation on Restricted Payments (Section 4.4);

•	Corporate Existence (Section 4.5);

•	Payment of Taxes and Other Claims (Section 4.6);

•	Maintenance of Properties and Insurance (Section 4.7);

•	Compliance with Laws (Section 4.8);

•	Limitation on Liens (Section 4.9)

•	Waiver of Stay; Extension or Usury Laws (Section 4.10);

•	Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries (Section 4.11)

•	Asset Sales (Section 4.12);

•	Limitation on Transactions with Affiliates (Section 4.13);

•	Reports (Section 4.14);

•	Limitation on Business Activities (Section 4.15);

•	Change of Control (Section 4.16);

•	Payment of Non-Income Tax and Similar Charges (Section 4.18);

•	Limitation on Sale and Leaseback Transactions (Section 4.21);

•	Additional Security and Guarantees (Section 4.22);

•	Delivery of Security and Guarantees (Section 4.23);

•	Impairment of Security Interest (Section 4.24);

•	Amendments to or Prepayments of the Intercompany Loan (Section 4.26);

•	Limitations on Activities of the Issuer (Section 4.27);

•	Limitations on Activities of Russian Alcohol Finance Limited (Section 4.28);

•	Listing (Section 4.29);

•	Payments for Consent (Section 4.30); and

•	Events of Default (Section 6.01(3) through (11));

The Covenant Amendments also, among other things, eliminate certain restrictions on CEDC FinCo’s ability to enter into mergers and will eliminate certain events of default and other related provisions, and will amend the provision which permits us to designate restricted subsidiaries as unrestricted subsidiaries to permit us to designate any restricted subsidiary as an unrestricted subsidiary under the Existing 2016 Notes Indenture.

Release of Collateral and Guarantees	The Collateral and Guarantee Amendments will release all of the liens on the collateral securing the Existing 2016 Notes and all subsidiary guarantees of the Existing 2016 Notes, in conjunction with the termination or amendment, as applicable, of the related security documents.

Bankruptcy Waiver Amendments	The Bankruptcy Waiver Amendments will amend the acceleration provisions in the Existing 2016 Indenture to provide that a filing by CEDC under Chapter 11 of the Bankruptcy Code will not result in automatic acceleration of obligations of the issuer of the Existing 2016 Notes (CEDC FinCo) or the subsidiary guarantees of the Existing 2016 Notes, but such a filing would (as the Existing 2016 Indenture currently provides) result in automatic acceleration of amounts outstanding under the CEDC guarantee of the Existing 2016 Notes. If the Bankruptcy Waiver Amendments are approved, holders of over 50% of the outstanding Existing 2016 Notes could accelerate (i.e., declare immediately due and payable) CEDC FinCo’s and the subsidiary guarantors’ obligations under the Existing 2016 Notes and guarantees upon a Chapter 11 filing by CEDC, subject to the terms and conditions of the Existing 2016 Notes Indenture.

Effectiveness of the Supplemental Indenture

When the required Consents from Noteholders have been received, CEDC FinCo, CEDC, the trustee under the Existing 2016 Notes Indenture, and other relevant parties will be authorized to execute one or more supplemental indentures containing the Proposed Amendments and the Bankruptcy and Waiver Amendment. The Supplemental Indenture will become effective upon the execution of the Supplemental Indenture, but the Covenant Amendments and, if Noteholders representing 90% of the aggregate principal amount of outstanding Existing 2016 Notes have provided Consents, the

Collateral and Guarantee Amendments, will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization (or an alternative plan of reorganization which results in the cancellation, extinguishment or other release of CEDC’s and CEDC FinCo’s obligations under the Existing 2016 Notes). However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed.

Concurrently with the execution of the Supplemental Indenture, giving effect to the Collateral and Guarantee Amendments, Deutsche Bank AG, London Branch will resign as trustee under the Existing 2016 Notes Indenture. Such resignation is required because the CEDC FinCo has applied to qualify the Supplemental Indenture giving effect to the Collateral and Guarantee Amendments under United States Trust Indenture Act of 1939 (the “TIA”). The TIA establishes certain eligibility standards for trustees serving under indentures, which Deutsche Trustee Company Limited does not meet. CEDC FinCo intends to appoint Deutsche Bank Trust Company Americas as trustee.

If the Exchange Offers are not consummated but we receive Consents from holders of at least 50.1% of the outstanding Existing 2016 Notes, the Bankruptcy Waiver Amendments, the Covenant Amendments and if holders of 90% of the outstanding Existing 2016 Notes have delivered Consents, the Collateral and Guarantee Amendments will be effected without further action by CEDC, CEDC FinCo, any of the subsidiary guarantors or the trustee or security agent pursuant to entry of the order confirming the Plan of Reorganization as follows: (i) the Supplemental Indenture shall be and shall be deemed to be executed and effective in all regards and in accordance with its terms; provided that the requisite consents to the Covenant Amendments (or, if applicable, the Collateral and Guarantee Amendments) have been obtained; (ii) CEDC FinCo shall deliver notice to the Existing 2016 Notes Indenture Trustee that it designates all non-debtor affiliates as Unrestricted Subsidiaries (as defined in the Existing 2016 Notes Indenture) under the Existing 2016 Notes Indenture following the execution and effectiveness of the Supplemental Indenture; and (iii) the release of all liens on all assets of such non-debtor affiliates designated as Unrestricted Subsidiaries that secure the Existing 2016 Notes and the release of all guarantees of such non-debtor affiliates designated as Unrestricted Subsidiaries.

You should read the form of the Supplemental Indenture, included herein as Appendix B, which contains the terms of the Covenant Amendments and the Collateral and Guarantee Amendments.

RISK FACTORS

The Exchange Offers and the Plan of Reorganization each involve a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information appearing elsewhere in this Offering Memorandum and Disclosure Statement before making a decision whether to participate in the Exchange Offers and the Consent Solicitation, and vote to accept the Plan of Reorganization. We have described the risks and uncertainties that we believe are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties of ours that are not currently known to us, or that we currently deem immaterial, may also have an adverse effect on our business, financial condition, results of operations or future prospects. If this occurs, the trading price of the New Notes or New Common Stock may decline, and investors could lose all or part of their investment.

The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, results of operations, or the trading price of the New Notes or New Common Stock. Noteholders should carefully consider whether an investment in the New Notes or New Common Stock is suitable for them in light of the information in this Offering Memorandum and Disclosure Statement.

Risks Related to Failure to Consummate the Exchange Offers or the Plan of Reorganization

The Existing 2013 Notes mature on March 15, 2013. A failure to pay the outstanding principal amount under the Existing Notes when due would trigger an event of default under the Existing 2016 Notes and other indebtedness.

Our Existing 2013 Notes are due and payable on March 15, 2013. Our current cash on hand, estimated expected cash from operations and amounts available under our existing credit facilities will not be sufficient to make the required payments upon maturity of our Existing 2013 Notes and we may default on the Existing 2013 Notes. The outstanding principal amount under the Existing 2013 Notes is $257.9 million. As of February 13, 2013, we have $59.0 million available cash on hand, and approximately $17.7 million available under our credit facilities.

A failure to make a payment of principal amount upon the maturity of the Existing 2013 Notes would constitute an event of default under the terms of the indenture governing the Existing 2013 Notes, and would result in an event of default under the Existing 2016 Notes and other indebtedness. In the event of such an event of default under the Existing 2016 Notes, the trustee or holders of 25% of the aggregate principal amount of those notes will be able to declare all amounts due thereunder (there is currently $957.4 million outstanding principal amount of Existing 2016 Notes assuming an exchange rate of $1.3427 to €1.00, which reflects the trailing thirty day average exchange rate through February 22, 2013 as reported by Bloomberg Finance L.P).

In addition, we had $112.2 million outstanding under credit facilities as of February 13, 2013, and under most of these loan agreements if it is determined that a material adverse change has occurred, the loan agreement can be immediately terminated by the lending bank. We do not have sufficient liquidity to repay our bank facilities if they were terminated.

Further, a failure to make the maturity payment on the Existing 2013 Notes and any resulting cross-defaults and acceleration of our other debt (including the Existing 2016 Notes) could result in the termination of or in the refusal to extend certain factoring agreements or bank guarantee arrangements that are critical to our operations, and may also result in our suppliers refusing to provide trade credit and demanding prepayment for necessary inputs. For example, one of our factors recently notified us that it would not renew its factoring agreement with us. Any of these consequences could have a material impact on our financial condition and our ability to conduct business operations and would hinder our ability to continue to operate as a going concern. As a result of these considerations, the Company’s auditors’ report for the year ended December 31, 2011 expressed substantial doubt about the Company’s ability to continue as a going concern.

Because the maturity date on the Existing 2013 Notes is prior to the Expiration Time, we will be unable to consummate the Exchange Offers prior to maturity. The actions of our creditors, suppliers and trade partners in response to a failure to make the maturity payment on the Existing 2013 Notes may prevent us from consummating the Exchange Offers under the terms provided herein. The failure to consummate the Exchange Offers could require us to file a petition for bankruptcy protection under Chapter 11 in the Bankruptcy Court and similar insolvency proceedings in the countries in which we operate, whether or not the Plan of Reorganization is approved by the holders of Existing Notes.

If we are unable to consummate the Exchange Offers or a Plan of Reorganization, we may be unable to continue to access bank guarantee lines for excise taxes payable in respect of vodka sales in Russia which are critical to our operations in Russia.

Our business in Russia depends on access to bank guarantees in respect of excise taxes payable in respect of vodka sales in Russia. Certain of Russian subsidiaries, including Russian Alcohol, have guarantee lines in place for excise taxes of approximately $1 billion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Bank Guarantees”. If we did not have access to these bank guarantee lines, we would be required to prepay these excise taxes and we do not have sufficient liquidity to make such prepayments, and therefore a loss of these guarantee lines would significantly impair our ability to conduct operations in Russia. Our guarantee lines renew periodically and we will need to renew these lines for the second half of 2013. If providers of bank guarantees in Russia cancel or do not renew these guarantee lines due to a failure to consummate the Exchange Offers or a Plan of Reorganization or otherwise, this would have a significant adverse effect on our Russian business.

The Exchange Offers may not be consummated and our restructuring efforts may not be successful.

If the conditions to the Exchange Offers are not satisfied or waived, including the condition that our Existing Shareholders approve the Reverse Stock Split and the issuance of New Common Stock, we will not be obligated to accept any Existing Notes tendered in the Exchange Offers. We may also terminate the Exchange Offers at any time. See “The Exchange Offers and the Consent Solicitation”.

The Exchange Offers are being made as part of a larger group of restructuring transactions designed to improve our consolidated balance sheet and capital structure over time by decreasing our outstanding consolidated debt and significantly reducing our annual interest expense. However, these efforts may not be successful. Accordingly, we cannot assure you that we will be able to achieve our objectives with respect to the business restructuring strategy, regardless of whether the Exchange Offers are consummated.

If the Exchange Offers are not consummated, including as a result of the expiration of the Exchange Offers or termination by us, but CEDC or CEDC FinCo (and CEDC FinCo LLC) receives sufficient votes to accept the Plan of Reorganization, Noteholders that did not vote to accept the Plan of Reorganization may nevertheless receive the New Common Stock cash and New Notes, as applicable, in exchange for their Existing Notes.

If we choose to effectuate the restructuring of both CEDC and CEDC FinCo (and CEDC FinCo LLC) in the Bankruptcy Court through the Plan of Reorganization, all Noteholders will receive the same treatment as other Noteholders in their class of claims and will be bound by the terms of the Plan of Reorganization whether or not they vote to accept the Plan of Reorganization. If the Plan of Reorganization is approved, holders of Existing 2016 Notes that did not vote to accept the Plan of Reorganization will nevertheless receive cash consideration and/or New Notes in exchange for their Existing 2016 Notes. If the Plan of Reorganization is approved, holders of Existing 2013 Notes and RTL Notes that did not vote to accept the Plan of Reorganization will nevertheless receive New Common Stock in exchange for their Existing 2013 Notes and RTL Notes, as applicable; provided, however that if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then each member of such class shall receive no recovery on account of its Existing 2013 Notes and/or RTL Notes, as applicable, under the Plan of Reorganization.

We believe that restructuring through the Exchange Offers or the Plan of Reorganization is critical to our continuing viability. If the Exchange Offers are not consummated and the Plan of Reorganization is not confirmed, we will likely need to seek relief under the Bankruptcy Code without the benefit of a plan of reorganization approved by our creditors prior to commencement of any bankruptcy cases. If we seek bankruptcy relief under such circumstances, Noteholders may receive consideration that is substantially less than what is being offered in the Exchange Offers or the Plan of Reorganization and it will take longer to receive.

We believe that seeking relief under the Bankruptcy Code other than in connection with the prepackaged Plan of Reorganization could materially adversely affect the relationships between us and our existing and potential customers, employees, credit support providers, partners and other stakeholders. For example:

•

it is likely that such a filing would substantially erode our customers’ confidence in our ability to provide alcoholic beverages and that, as a result, there could be a significant and precipitous decline in our revenues and cash flow;

•	employees could be distracted from performance of their duties, or more easily attracted to other career opportunities;

•	it may be more difficult to attract or replace key employees;

•

lenders and other credit support providers, particularly in Russia and Poland, could seek to terminate their relationships with us, require financial assurances or enhanced returns, or refuse to provide credit on the same terms as prior to the reorganization case under Chapter 11 of the Bankruptcy Code;

•	non-U.S. creditors and vendors, customers, lenders and others of our non-U.S. subsidiaries and affiliates may take certain actions against us, including commencement of foreign insolvency proceedings;

•

the impacts of actions by any customers, employees, lenders, credit support providers, vendors and creditors could substantially impair our ability to produce and distribute our products and makes us vulnerable to competition from other brands;

•	we may be unable to continue to obtain bank guarantees in respect of our excise tax obligations—these guarantees are fundamental to the continuing operations of our business in Russia;

•	we could be forced to operate in bankruptcy for an extended period of time while we tried to develop a reorganization plan that could be confirmed;

•

we may not be able to obtain debtor-in-possession financing to sustain us during the reorganization case under Chapter 11 of the Bankruptcy Code, which may lead us to liquidate under Chapter 7 of the Bankruptcy Code;

•	if we are not able to confirm and implement a plan of reorganization we may be forced to liquidate under Chapter 7 of the Bankruptcy Code; and

•

any distributions to you that you may receive in respect of your Existing Notes under a liquidation or under a protracted reorganization case or cases under Chapter 11 of the Bankruptcy Code would likely be substantially delayed and the value of any potential recovery likely would be adversely impacted by such delay.

If the Exchange Offers are not consummated and the Plan of Reorganization is not confirmed, our operating subsidiaries may be subject to proceedings, including insolvency proceedings, by our creditors in Russia, Poland, Hungary and other non-U.S. jurisdictions.

In the event that we are unable to consummate the transactions contemplated herein, either through the Exchange Offers and/or the Plan of Reorganization, creditors of our non-operating subsidiaries may bring actions (including potential involuntary insolvency proceedings) against our operating subsidiaries in Europe on account of the Existing Notes and/or any alleged cross-defaults under our subsidiaries’ local credit facilities. Even if we consummate the Exchange Offer or a Plan of Reorganization is confirmed, or if we are in the process of doing so, our operating subsidiaries in Europe which could be subject to actions which could disrupt their operations or the Exchange Offer or Plan of Reorganization, as applicable.

If the Exchange Offers are not consummated and the Plan of Reorganization is not confirmed, lenders under local credit lines with our non-U.S. operating subsidiaries may cease funding and/or seek to terminate such lines.

In the event that we are unable to consummate the transactions contemplated herein, lenders to our non-U.S. operating subsidiaries, including trade creditors and factoring providers, may seek to cease present and future funding obligations to such operating subsidiaries or terminate such credit lines, thereby creating a liquidity issue for our operating subsidiaries which may negatively affect our businesses and ability to meet our obligations as they come due. This may lead to insolvency of these subsidiaries. Even if we consummate the Exchange Offer or a Plan of Reorganization is confirmed, or if we are in the process of doing so, the business reputation of our non-U.S. operating subsidiaries could suffer.

If the Exchange Offers are not consummated and the Plan of Reorganization is not confirmed, our non-U.S. operating subsidiaries’ reputation could deteriorate and commercial partners may seek to terminate commercial contracts with them.

In the event that we are unable to consummate the transactions contemplated herein, business reputation of our non-U.S. operating subsidiaries could deteriorate and their business partners may take this opportunity to require additional security or apply general clauses such as “material adverse change” to terminate commercial agreements, which may negatively affect our business.

If the Exchange Offers are not consummated and the Plan of Reorganization is not confirmed, the security granted by our non-U.S. operating subsidiaries may be enforced and as a result thereof may be deprived of their significant assets.

In the event that we are unable to consummate the transactions contemplated herein, the security granted by our non-U.S. operating subsidiaries, including in respect of under Existing 2016 Notes, may be enforced and as a result thereof our non-U.S. operating subsidiaries may be deprived of their significant assets, which may negatively affect our business and potentially lead to the insolvency of our non-U.S. operating subsidiaries.

A long and protracted restructuring could cause us to lose key management employees and otherwise adversely affect our business.

If we fail to consummate the Exchange Offers or the Plan of Reorganization, any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the Exchange Offers or the Plan of Reorganization. A protracted financial restructuring could disrupt our business and would divert the attention of our management from operation of our business and implementation of our business plan, and could result in a loss of key management and employees. A loss of key management would likely make it difficult for us to complete a financial restructuring.

The uncertainty surrounding a prolonged financial restructuring could also have other adverse effects on us. For example, it could also adversely affect:

•	our ability to raise additional capital;

•	our ability to capitalize on business opportunities and react to competitive pressures;

•	our ability to attract and retain employees;

•	our liquidity; and

•	how our business is viewed by investors, lenders, suppliers and customers.

Risks Related to Consummating the Exchange Offers or the Plan of Reorganization

Even if we successfully complete the Exchange Offers or the Plan of Reorganization, our remaining indebtedness may impair our financial condition and our ability to grow and compete; we may also incur additional debt.

As of September 30, 2012, our total consolidated debt was approximately $1.4 billion. After giving effect to the Exchange Offers, our total consolidated debt would be approximately $783.2 million on a pro forma basis as of September 30, 2012. Though we anticipate that the Exchange Offers will significantly lower our consolidated debt, we still will have substantial debt upon consummation of the Exchange Offers. Our debt has important consequences for our financial condition, including:

•	making it more difficult for us to satisfy the obligations under the New Notes;

•	making it more difficult to refinance our obligations as they come due;

•	having an inefficient tax structure;

•	increasing our vulnerability to general adverse economic, competitive and industry conditions;

•

limiting our ability to obtain additional financing to fund future working capital, capital expenditures, execute our business strategy, acquisitions, operations and other general corporate requirements;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•

requiring a substantial portion of our cash flow from operations for the payment of principal and interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, execution of our business strategy, acquisitions, operations, working capital and general corporate requirements;

•	limiting our ability to purchase raw materials on satisfactory credit terms, thereby limiting our sources of supply or increasing cash required to fund operations;

•	limiting our ability to retain and attract customers;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limiting our ability to receive trade credit from our vendors or otherwise placing us at a competitive disadvantage to other less-leveraged competitors.

We may incur additional debt in the future. The terms of the indentures that will govern the New Notes will restrict our ability to incur, but will not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could become greater.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt, fund planned capital expenditures and execute our business strategy depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive and other factors that are beyond our control. Even if the Exchange Offers or the Plan of Reorganization are consummated, there can be no assurance that our business will continue to generate cash flows at or above current levels or that we will be able to meet our cash needs, including with respect to the repayment of our indebtedness, including any cash payments due upon the maturity of such indebtedness, including the New Notes. If we are unable to service our debt or experience a significant reduction in our liquidity, we could be forced to reduce or delay planned capital expenditures and other initiatives, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner, or at all. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have a materially adverse effect on our results of operations and financial condition. Our existing debt agreements, and the indentures governing the New Notes, limit and will limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flows to pay our debts or refinance our indebtedness could have a material adverse effect on our results of operations and financial condition. If we cannot make scheduled payments on our debt, including the New Notes, we would be in default, and as a result, holders of such debt could declare all outstanding principal and interest to be due and payable and our existing and future lenders could, under certain circumstances, terminate their commitments to lend us money and foreclose against the assets securing our borrowings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

The restructuring of the Existing Notes may result in a significant tax liability and/or a loss of our existing tax attributes.

If the Exchange Offers are completed, we expect to realize cancellation of indebtedness income (“COD income”) for U.S. tax purposes to the extent that the aggregate amount of the Consideration exchanged for the Existing Notes (generally, the fair market value of the New Common Stock, and the “issue price” of the New Notes exchanged for the Existing Notes) is less than the aggregate “adjusted issue price” of the Existing Notes. The exact amount of COD income that we will realize in connection with the Exchange Offers will not be determinable until the closing of the Exchange Offers, but we expect this be a significant amount.

If either CEDC or CEDC FinCo is not considered “insolvent” for U.S. tax purposes immediately before the consummation of the Exchange Offers, and the cancellation of indebtedness occurs outside of a Chapter 11 case, we would generally be required to recognize the full amount of COD income realized by such entity in connection with the Exchange Offers. In this event, we may be able to offset a portion of such COD income with our available net operating losses and net operating loss carryforwards. It is anticipated, however, that the amount of includible COD income would significantly exceed such losses and loss carryforwards. Any amount of COD income that we recognize in excess of such available tax attributes would result in a current tax liability.

If, however, either CEDC or CEDC FinCo is considered “insolvent” for U.S. tax purposes immediately before the consummation of the Exchange Offers, and the cancellation of indebtedness occurs outside of a Chapter 11 case, any COD income realized by such entity in connection with the Exchange Offers would generally be excluded from our taxable income to the extent of the entity’s insolvency. If the cancellation of indebtedness were to occur pursuant to a reorganization under Chapter 11 (as contemplated by the Plan of Reorganization), all COD income that we realize with respect to the Existing Notes would generally be excluded from our taxable income regardless of whether CEDC or CEDC FinCo is considered insolvent for U.S. tax purposes.

If and to the extent that any amount of COD income is excluded from our taxable income pursuant to the insolvency or bankruptcy exception as described in the preceding paragraph, we would generally be required to reduce certain of our tax attributes, including, but not limited to, our net operating losses, our loss and credit carryforwards, and the tax basis of certain of our assets. If the excluded COD income exceeds the amount of our tax attributes that are available for reduction, the excess would be permanently excluded from our taxable income. Thus, whether or not the COD income that we realize is covered by the insolvency or bankruptcy exception, we expect that the restructuring of the Existing Notes would result in a significant reduction in (and possibly eliminate) our existing tax attributes and could potentially increase our future taxable income.

In addition, the issuance of New Common Stock pursuant to the Exchange Offers or the Plan of Reorganization is expected to cause us to undergo an “ownership change” under section 382 of the Internal Revenue Code of 1986, as amended. An ownership change could limit our ability to utilize our remaining tax attributes, including our net operating loss carryforwards (if any).

We may not be able to raise additional capital in the future.

We may need to obtain additional financing to fund our business, and we cannot assure you that such financing will be available in amounts or on terms acceptable to us, or at all. The current recessionary global market and economic conditions, as well as the continuing difficulties in the credit and capital markets, may make it even more difficult for companies to obtain additional financing in the future or refinance their obligations, particularly for companies with a credit profile similar to ours. The Exchange Offer and/or Plan of Reorganization, and the potential effects of these on our reputation could make it difficult or more expensive for us to raise additional funds. If we raise funds by incurring further debt, our operations and finances may become subject to further restrictions and we may be required to limit or cease our operations or capital expenditure activities, or otherwise modify our business strategy. If we fail to comply with financial or other covenants required in connection with any such financing or refinancing, our lenders may be able to exercise remedies that could substantially impair our ability to operate or have a material adverse effect on our results of operations or financial condition.

We will incur significant costs in conducting the Exchange Offers and the Plan of Reorganization.

The Exchange Offers and the Plan of Reorganization will result in significant costs to us, including advisory and professional fees paid in connection with evaluating our alternatives with respect to our capital structure and pursuing the Exchange Offer and/or Plan of Reorganization.

Noteholders who receive New Common Stock in the CEDC Exchange Offer or the Plan of Reorganization, or upon the conversion of the New Convertible Secured Notes, may be subject to greater risks than the risks to which Noteholders are currently or may in the future be subject.

If you tender your Existing Notes in the Exchange Offers, or the Plan of Reorganization is confirmed by the Bankruptcy Court and you receive shares of New Common Stock, or you convert your New Convertible Secured Notes into New Common Stock, you will hold equity of CEDC rather than debt of CEDC or CEDC FinCo, which will have important consequences to you. For example, the rights of holders of New Common Stock will be junior to our existing and future indebtedness including the New Notes and other obligations. If, after consummation of the Exchange Offers, we were to become subject to bankruptcy protection, Noteholders that do not exchange such Existing Notes in the Exchange Offers, or do not convert their New Convertible Secured Notes into New Common Stock, may receive value greater than the value, if any, received by Noteholders in the Exchange Offers that do exchange Existing Notes and receive shares of New Common Stock and Noteholders that do not convert their New Convertible Secured Notes into New Common Stock. This result is more pronounced for the holders of Existing 2013 Notes, whose consideration does not include New Notes because, by law, any claims of holders of the non-tendered Existing Notes and holders of our other indebtedness have priority over the claims of holders of our equity securities.

In addition, Noteholders accepting the Exchange Offers will be waiving all prior existing claims against us in respect of their exchanged Existing Notes and forfeit all rights of Noteholders under the Indentures.

The Exchange Offers and the Plan of Reorganization are conditioned upon the RTL Investment, which itself is subject to certain conditions outside of our control.

The Exchange Offers and the Plan of Reorganization are conditioned upon the RTL Investment. Additionally, the RTL Investment is conditioned upon, among other things, receiving required regulatory approvals. No assurance can be given that the regulatory approvals required to consummate the RTL Investment will be granted. If the RTL Investment is not consummated by the Expiration Time, the Exchange Offers will be terminated and either CEDC or both CEDC and CEDC FinCo may file for bankruptcy under Chapter 11 of the Bankruptcy Code.

Upon the consummation of the Exchange Offers or Plan of Reorganization, RTL will become a controlling stockholder in CEDC.

Upon the consummation of the contemplated Restructuring Transactions, and if the RTL Investment is completed, RTL will beneficially own no less than 85% of our outstanding common stock. As a result, RTL will possess significant influence, giving it the ability, among other things, to control the composition of our board of directors. RTL’s ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

If all Noteholders do not tender their Existing Notes, we will continue to have obligations related to the Existing Notes.

The Existing 2016 Notes Indenture requires us, among other things, to make interest payments on the Existing 2016 Notes on a semi-annual basis. If we consummate the Exchange Offers and not a Plan of Reorganization, we will continue to incur certain of these ongoing obligations until any of the Existing 2016 Notes that are not tendered mature or are repaid in full. In addition, if we consummate the Exchange Offers and not a Plan of Reorganization, we will continue to have obligations with respect to the payment due at maturity relating to any Existing 2013 Notes that are not tendered in the CEDC Exchange Offer.

The consummation of the Exchange Offers and the Consent Solicitation may be delayed or may not occur.

We are not obligated to consummate the Exchange Offers and the Consent Solicitation under certain circumstances and unless and until certain conditions are satisfied. We may also terminate the Exchange Offers or the Consent Solicitation at any time. Even if the Exchange Offers and the Consent Solicitation are completed, they may not be completed on the schedule described in this Offering Memorandum and Disclosure Statement. Accordingly, Noteholders participating in the Exchange Offers and the Consent Solicitation may have to wait longer than expected to receive their Consideration.

The Reverse Stock Split and the issuance of New Common Stock, which are conditions to consummation of the Exchange Offers, are subject to approval by the Existing Stockholders.

The Exchange Offers are conditioned upon the approval by the Existing Stockholders of CEDC of the Reverse Stock Split and the issuance of the New Common Stock in the CEDC Exchange Offer. No assurance can be given that such approvals will be obtained. If such approvals are not obtained, we may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation of the Plan of Reorganization or an alternative plan of reorganization.

An exchange of Existing 2016 Notes for New Notes, which are due in 2018, will be subject to the risk that we will be unable to repay (or refinance) the New Notes when they mature.

Holders of Existing 2016 Notes are being offered New Notes with a later maturity than the Existing 2016 Notes they presently hold. Holders who tender their Existing 2016 Notes and whose tender is accepted for exchange will be exposed to the risk of nonpayment on the securities they hold for a longer period of time than non-tendering holders. Accordingly, holders of the New Notes will continue to be subject to various risks, including bankruptcy or similar proceedings, following the maturity date, and potential payment in full, of the Existing Notes.

The Consideration offered in the Exchange Offers does not reflect any independent valuation of the Existing Notes or the New Notes.

We have not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the exchange ratios or the relative values of Existing Notes and New Notes. If you tender your Existing Notes, you may or may not receive more or as much value than if you choose to keep them. We also have not obtained any opinions as to, or otherwise determined, the relative value of the New Notes being offered.

Risks to Non-Tendering Noteholders Related to the Exchange Offers and Consent Solicitation

The effects of the Proposed Amendments to the Existing 2016 Notes Indenture could materially and adversely affect the credit risk inherent in and significantly reduce protections afforded to Existing 2016 Notes not validly tendered and accepted pursuant to the Exchange Offers.

Notes not validly tendered pursuant to the Exchange Offers will remain outstanding (assuming that we elect to consummate one or both of the Exchange Offers and neither CEDC nor CEDC FinCo (and CEDC FinCo LLC), as applicable, commences a bankruptcy case to implement the Plan of Reorganization). If the Covenant Amendments become operative, many of the restrictive covenants and events of default and other related provisions and certain other provisions contained in the Existing 2016 Notes Indenture relating to the release of collateral will be eliminated. As a result, non-tendering Noteholders will no longer be entitled to the benefit of such provisions. The Existing 2016 Notes Indenture, as so amended, will continue to govern the terms of all Existing 2016 Notes that remain outstanding after the consummation of the Exchange Offers. The elimination of these restrictive covenants, events of default and other related provisions may permit us and our subsidiaries to, among other things, incur debt, grant liens, pay dividends, repurchase stock or make other restricted payments and enter into transactions with affiliates, in each case under circumstances which otherwise may not have been permitted pursuant to the Existing 2016 Notes Indenture. In addition, if the Covenant Amendments become effective, the Existing 2016 Notes Indenture will permit us to designate all of our subsidiaries as unrestricted, in which case we would be permitted to release a significant portion of the collateral that secures the Existing 2016 Notes and the guarantees of the Existing 2016 Notes by subsidiaries of CEDC. It is likely that if any such actions are permitted, the credit risk faced by the non-tendering Noteholders with respect to us and our subsidiaries will increase or the interests of such non-tendering Noteholders will be materially adversely affected.

If the Collateral and Guarantee Amendments become effective, all of the collateral securing the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes will be released. In this case, the credit support for the Existing 2016 Notes will be substantially reduced which would likely have a significant adverse effect on the market value of the Existing 2016 Notes.

The liquidity of the Existing 2016 Notes will be reduced if the Exchange Offers are consummated.

There are currently limited trading markets for the Existing 2016 Notes. The trading markets for any Existing 2016 Notes not tendered in the CEDC FinCo Exchange Offer that remain outstanding could become even more limited or nonexistent due to the reduction in the amount of the Existing 2016 Notes outstanding after the consummation of the CEDC Finco Exchange Offer. If markets for non-tendered Existing 2016 Notes exist after the consummation of the Exchange Offers, the Existing 2016 Notes may trade at a discount to the price at which they would have traded if the Exchange Offers had not been consummated, depending on prevailing interest rates, the market for similar securities and other factors. There can be no assurance that active markets in the non-tendered Existing 2016 Notes will exist or be maintained and there can be no assurance as to the prices at which the non-tendered Existing 2016 Notes may be traded.

The Existing 2013 Notes are and if the Collateral and Guarantee Amendments are approved and become effective or if there is otherwise a release of collateral, the Existing 2016 Notes will be, effectively junior to our secured debt, and debt of subsidiaries of CEDC and if a default occurs we may not have sufficient funds to satisfy our obligations under any non-tendered Existing Notes.

The Existing 2013 Notes are currently and, if the Collateral and Guarantee Amendments are approved and become effective or if there is otherwise a release of collateral, the Existing 2016 Notes will be, unsecured obligations of CEDC that rank equal in right of payment with all CEDC’s existing and future unsecured debt and effectively junior to all of our secured debt to the extent of assets securing such debt and any debt of our subsidiaries. Any debt that we incur in connection with the Exchange Offers may also have a materially adverse impact on the value of any Existing Notes that remain outstanding after the Exchange Offers. If a default occurs under any of our debt agreements, we may not have sufficient funds to satisfy our obligations under any non-tendered Existing Notes.

We cannot assure non-tendering Noteholders that, if we consummate the Exchange Offers, the Existing Notes will maintain their credit ratings.

We cannot assure you that, if the Exchange Offers are consummated, the rating agencies, including Standard & Poor’s Ratings Service, Moody’s Investors Service and Fitch Ratings, will not downgrade or negatively comment upon the ratings for Existing Notes that remain outstanding after the Exchange Offers, or withdraw such ratings. Any downgrade, negative comment or withdrawal would likely materially adversely affect the market price of the Existing Notes.

The contemplated restructuring and related transactions involve the issuance of substantial amounts of new shares of our common stock, which will be dilutive and could result in a significant decrease in the price of our common stock.

The contemplated restructuring transactions and related transactions will involve our issuing substantial amount of new shares of our common stock to RTL and future holders of New Convertible Secured Notes who convert such notes into New Common Stock. Issuance of New Common Stock upon conversion of the New Convertible Secured Notes could dilute shareholders by up to 35%. Without adjusting for the Reverse Stock Split, we may have many times more shares of common stock outstanding after the conclusion of these transactions than before. Accordingly, you should not expect that any recent market price for our common stock to be indicative of the market price that might prevail after the conclusion of these transactions.

Risks Related to Becoming Holders of Our Common Stock

The price of the Existing Common Stock historically has been volatile. This volatility may affect the price at which you could sell your common stock.

The sale price for our common stock varied between a high of $6.38 and a low of $1.46 in the twelve month period ended December 31, 2012. This volatility may affect the price at which you could sell the common stock and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “Risks related to our business” and in the documents we have incorporated by reference into this report; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

Delaware law and provisions in our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

CEDC is a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to the Existing Stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. On September 6, 2011, our board of directors implemented a Shareholder Rights Plan. The Shareholder Rights Plan, the ability of our board of directors to create and issue a new series of preferred stock, and certain provisions of Delaware law and our Certificate of Incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock. See “Description of Common Stock”.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the next few years.

Enforcing legal liability against us and our directors and officers might be difficult.

CEDC, CEDC FinCo and CEDC FinCO LLC are organized under the laws of the State of Delaware of the United States. Therefore, investors are able to effect service of process in the United States upon us and may be able to effect service of process upon our directors and executive officers. We are a holding company, however, and substantially all of our operating assets are located in Poland, Hungary and Russia. Further, most of our directors and executive officers, and those of most of our subsidiaries, are non-residents of the United States, and our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to enforce against our assets (or those of certain of our directors or executive officers) judgments of United States courts predicated upon the civil liability provisions of United States laws, including federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Poland or Russia.

The sale of substantial amounts of our common stock could adversely affect its market price.

Upon the consummation of the contemplated restructuring transactions, and if the RTL Investment is completed, RTL will beneficially own no less than 85% of our common stock. The announcement or consummation of sales by RTL, especially in large numbers, could lead to a substantial drop in the price of our common stock, including any New Common Stock to be issued in the Exchange Offers or the Plan of Reorganization. If these were to happen, it would not only adversely affect the price of any New Common Stock, but it could make it more difficult for us to raise any needed capital through the issuance of equity securities.

Investors’ ability to trade our shares on the WSE could be limited.

Our Existing Common Stock is listed on the NASDAQ and we intend to list the shares of New Common Stock issued under the Exchange Offers on the NASDAQ upon completion of the Exchange Offers. In addition, a significant portion of the Existing Common Stock has been approved for listing on the WSE. We cannot assure you that upon completion of the Reverse Stock Split, the WSE and the Polish National Depository for Securities (“NDS”) will reflect the Reverse Stock Split in their respective records in a proper and timely manner and that the WSE, the NDS or the Polish Financial Supervision Authority (“PFSA”) will not impose on us additional obligations or requirements to maintain the listing of our shares on the WSE. In addition, we cannot assure you that upon completion of the Exchange Offers we will commence the process to approve the remaining portion of our outstanding shares, including the New Common Stock, for listing on NASDAQ or the WSE. Such a process on the WSE, which requires us, among others, to apply for the approval of the listing prospectus with the PFSA, typically takes several months. To date only a portion of our shares has been approved for listing on the WSE and upon completion of the Reverse Stock Split and the Exchange Offers a portion of our shares approved for listing on the WSE will be significantly smaller than the number of all our outstanding shares. If there is a significant movement of our shares from trading on the NASDAQ to trading on the WSE at the time when not all of our shares are admitted to trading on the WSE, our shareholders’ ability to trade CEDC’s shares on the WSE could be significantly limited.

Our shares are listed on NASDAQ and the WSE, and accordingly, you may need to comply with requirements of both U.S. and Polish law.

CEDC is incorporated under the laws of the State of Delaware, and we are therefore subject to the provisions of Delaware General Corporation Law. Additionally, as CEDC is a public company in the United States, listed on NASDAQ, we and stockholders of our company are also subject to the federal securities laws of the United States. In addition, as a result of our listing on the WSE, CEDC and stockholders of our company need to comply with the relevant Polish regulations, including regulations regarding substantial holding disclosure requirements and mandatory tender offer rules. The application of Polish and U.S. legal regulations in respect of our shareholders’ rights and obligations is ambiguous in certain respects. Therefore, prior to making any decision regarding the Exchange Offers you should seek legal advice in order to determine the scope of the obligations applicable to you as a stockholder of our company, and consider any possible divergence between the regulations under the relevant legal systems. If you fail to comply with applicable obligations arising under relevant Polish and U.S. laws, you may be subject to severe sanctions resulting from either or both of these legal regimes. See “Applicability of Certain Polish Securities Laws and Regulations”.

Listing of our shares of common stock on NASDAQ and the WSE may be cancelled, in which case your ability to transfer your shares will be limited.

We cannot assure you that the cancellation process with respect to CEDC’s shares listed and traded on the WSE will not expose us to additional risks, costs or obligations imposed on us by the PFSA, the management board of the WSE or the NDS which cannot be currently properly assessed due to the precedential character of such a transaction on the Polish market. In addition, upon the completion of the Plan of Reorganization CEDC’s New Common Stock will not be listed on NASDAQ and the WSE unless we apply for such listings, which may be costly and time consuming. As a result any holder of our New Common Stock may be not able to sell CEDC’s shares of New Common Stock at their fair market value, if at all. In addition, we cannot assure that CEDC will apply for listing of the New Common Stock on NASDAQ or on the WSE in the near future.

Our common stock may be suspended or delisted from trading on the WSE

Pursuant to the WSE Regulations, the management board of the WSE may suspend trading in CEDC’s common stock listed on the WSE, for a period of up to three months: (i) upon CEDC’s motion (provided that we satisfy the conditions imposed by the management board of the WSE), (ii) if it determines that such exclusion is required by the interests and safety of the trading participants, (iii) if we infringe regulations governing the trading on the WSE. Additionally, the management board of the WSE will exclude CEDC’s common stock from trading on the WSE in the following events: (i) if CEDC’s shares’ transferability is restricted; (ii) upon the PFSA’s demand made pursuant to the provisions of applicable law; (iii) if CEDC’s shares are reverted from book-entry form; (iv) if CEDC’s shares are excluded from trading by the PFSA. The management board of the WSE can also exclude our common stock from trading on the WSE: (i) upon CEDC’s motion (provided that it satisfies the conditions imposed by the management board of the WSE), (ii) if it determines that such exclusion is required by the interests and safety of the trading participants, (iii) if CEDC continuously infringes regulations governing the trading on the WSE; (iv) if CEDC’s shares do not satisfy the requirements for admission to trading on a regulated market operated by the WSE, (v) if CEDC decides to merge with another company, de-merge or transform our company, (vi) if CEDC is subject to bankruptcy, or liquidation proceedings are opened, (vii) if, throughout a period of three months, there are no transactions in CEDC’s shares on the WSE, or (viii) if CEDC undertakes any activity prohibited by law. Moreover, under Polish law, the PFSA is empowered to direct the WSE to suspend trading in CEDC’s common stock quoted on the WSE for a period of no more than one month. The PFSA exercises this right where trading in CEDC’s common stock may constitute a threat to the proper functioning of the WSE or the safety of trading on the WSE, or where investors’ interests have been infringed, among other reasons. During the suspension of securities trading, investors are unable to purchase and sell the affected securities on the stock market, which may adversely affect liquidity levels.

Since the Exchange Offers or the initiating of other transactions described hereing including Chapter 11 proceedings in respect to a company listed on the WSE are of a precedential character and the criteria allowing for the suspension of trading in CEDC’s shares on the WSE or the delisting of CEDC common stock from trading on the WSE (by the WSE itself or at the request of the PFSA) are general and, such suspension, or even delisting, may not be excluded as a result of the above mentioned transactions. The suspension or exclusion of our common stock from trading on the WSE would adversely affect the liquidity of our shares in Poland.

Risks Related to the New Notes

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the New Notes.

We are highly leveraged and have significant debt service obligations. As of September 30, 2012, as adjusted to give effect to the Exchange Offers (and assuming that all Existing Notes are tendered), our indebtedness would amount to approximately $783.2 million.

Our substantial debt could have important consequences to you as a holder of the New Notes. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to the New Notes and for the Guarantors of the New Notes to satisfy their obligations with respect to the Guarantees;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cashflow available to fund capital expenditures, working capital and other general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and limit our ability to raise equity funding.

The terms of the indentures governing the New Notes will restrict our ability to incur, but will not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could become greater.

We require a significant amount of cash to service our indebtedness. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on or repay our indebtedness will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors discussed in these “Risk Factors”, many of which are beyond our control.

Historically, we met our debt service and other cash requirements with cash flows from operations and our existing revolving credit facilities. As a result of certain acquisitions and related financing transactions, however, our debt service requirements have increased significantly. We cannot assure you that our business will generate sufficient cash flows from operating activities, or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other financing needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the New Notes, on or before maturity.

In addition, the terms of the indentures governing the New Notes will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face would intensify. Furthermore, significant changes in market liquidity conditions resulting in a tightening in the credit markets and a reduction in the availability of debt and equity capital could impact our access to funding and our related funding costs, which could materially and adversely affect our ability to obtain and manage liquidity, to obtain additional capital and to restructure or refinance any of our existing debt.

The New Notes and the Guarantees thereunder will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries, and certain other senior indebtedness will be secured by collateral that will not be pledged to secure the New Notes.

Not all of our subsidiaries will guarantee the New Notes. As of September 30, 2012, after giving pro forma effect to the Exchange Offers (and assuming that all Existing Notes are tendered), (i) we would have had approximately $783.2 million of debt outstanding, of which $728.4 million would have been secured debt, (ii) the Subsidiary Guarantors would have had approximately $744.7 million of debt outstanding, of which $689.9 million would have been secured debt and (iii) our Restricted Subsidiaries that are not Subsidiary Guarantors would have had approximately $38.5 million of debt outstanding. In the event of a liquidation, winding up, administration, reorganization or any other insolvency, our non-guarantor subsidiaries would pay the holders of their debt and their trade creditors before they would be able to distribute any of their assets to us.

Following the Exchange Offers (and assuming that all Existing Notes are tendered), we will have existing secured debt of approximately $728.4 million under the New Notes and the various credit facilities and we will be able to incur certain additional debt on a senior secured basis under the indentures governing New Notes. Our lending banks have taken first ranking security over certain assets that have not been pledged to secure the New Notes. To the extent that assets not pledged as collateral (as herein after defined) for the New Notes are pledged to third parties to secure debts, any claim on the guarantees is effectively subordinated to the obligations secured by such pledges to the extent of the value of the collateral pledged.

We must rely on payments from our subsidiaries to make cash payments on the New Notes, and our subsidiaries are subject to various restrictions on making such payments.

We are a holding company and hold most of our assets at, and conduct most of our operations through, direct and indirect subsidiaries. In order to make payments on the New Notes or to meet our other obligations, we depend upon receiving payments from our subsidiaries. In particular, we may be dependent on dividends and other payments by our direct and indirect subsidiaries to service our obligations. You will not have any direct claim on the cash flow or assets of our non-guarantor operating subsidiaries and our non-guarantor operating subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the New Notes or the subsidiary guarantees, or to make funds available to us for those payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to various restrictions. Existing and future debt of certain of these subsidiaries may prohibit the payment of dividends or the making of loans or advances to us. In addition, the ability of our subsidiaries to make payments, loans or advances to us may be limited by the laws of the relevant jurisdictions in which such subsidiaries are organized or located. Any of the situations described above could make it more difficult for us to service our obligations in respect of the New Notes. If payments are not made to us by our subsidiaries, we may not have any other sources of funds available that would permit us to make payments on the New Notes.

Covenant restrictions under the indentures governing the New Notes impose significant operating and financial restrictions on us and may limit our ability to operate our business and consequently to make payments on the New Notes.

The indentures governing the New Notes will contain, and other financing arrangements that we may enter into in the future may contain, covenants that restrict our ability to finance future operations or capital needs or to take advantage of other business opportunities that may be in our interest. These covenants restrict our ability to, among other things:

•	incur additional indebtedness;

•	make certain restricted payments;

•	transfer or sell assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	to pay dividends or other payments;

•	issue guarantees of indebtedness by restricted subsidiaries;

•	enter into sale and leaseback transactions;

•	merge, consolidate, amalgamate or combine with other entities;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	engage in any business other than a permitted business.

Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these requirements. A breach of any of these covenants could result in a default under the indentures governing the New Notes.

We may elect not to pay any cash interest accrued on the New Convertible Secured Notes.

Pursuant to the indenture governing the New Convertible Secured Notes, we may elect not to pay cash interest due on the New Convertible Secured Notes on any interest payment date, and may elect to pay PIK interest. In the absence of such an election, interest on the New Convertible Secured Notes will be payable as cash interest. The failure to pay cash interest on the New Convertible Secured Notes on any interest payment date will not constitute an event of default under the indenture governing the New Convertible Secured Notes. Under such circumstances, interest will be paid in the form of PIK interest by increasing the principal amount of the New Convertible Secured Notes or by issuing new New Convertible Secured Notes. To the extent we choose to pay PIK interest the amount of shares into which the New Convertible Notes will convert will not increase. See “Description of New Convertible Secured Notes—Principal, Maturity and Interest.”

We may not be able to repurchase the New Notes upon a change of control.

Upon the occurrence of certain change of control events, we will be required to make an offer to you in cash to repurchase all or any part of your New Notes at 101% of their principal amount, plus accrued and unpaid interest. If a change of control occurs, we may not have sufficient funds at that time to pay the purchase price for all tendered New Notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, any of our other debt. Any debt agreements we enter into in the future may contain similar provisions.

An active trading market may not develop for the New Notes, in which case your ability to transfer the New Notes will be more limited.

The New Notes are new securities for which there currently is no market. Although we intend to apply for the New Notes to be admitted to trading on the Global Exchange Market of the Irish Stock Exchange, we cannot assure you that such admission will take place or that we will be able to continue to maintain such listing in the future. The liquidity of any market for the New Notes will depend on the number of holders of the New Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our own financial condition, performance and prospects, as well as recommendations of securities analysts. We cannot assure you that an active trading market for the New Notes will develop or, if one does develop, that it will be maintained. If no active trading market develops, you may not be able to resell your New Notes at their fair market value, if at all.

The liquidity of, and trading market for, the New Notes may also be hurt by declines in the market for high yield securities generally. Such a general decline may be caused by a number of factors, including but not limited to the following:

•	general economic and business trends;

•	variations in quarterly operating results;

•	regulatory developments in our operating countries and the European Union;

•	the condition of the alcoholic beverage industry in the countries in which we operate; and

•	investor and securities analyst perceptions of us and other companies that investors deem comparable.

Such a decline may affect the liquidity and trading of the New Notes independent of our financial performance and prospects.

Both classes of New Notes will likely be issued with original issue discount, which could cause certain Noteholders to recognize significant “phantom” taxable income.

We expect that both the New Secured Notes and the New Convertible Secured Notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If a class of New Notes is issued with OID, a U.S. Holder (as defined in “Certain United States Federal Income Tax Consequences”) that receives such New Notes pursuant to the CEDC FinCo Exchange Offer or the Plan of Reorganization will generally be required to recognize ordinary taxable income in respect of that class of New Notes in advance of the receipt of cash to which the income is attributable, regardless of the U.S. Holder’s regular method of tax accounting. Moreover, a U.S. Holder that has an unrealized loss in its Existing 2016 Notes would generally be required to recognize such “phantom” taxable income with respect to its New Notes even if, as expected, the U.S. Holder cannot recognize such loss in connection with the CEDC FinCo Exchange Offer or the Plan of Reorganization (and instead takes a “carryover” tax basis in the New Notes). However, if a U.S. Holder’s tax basis in a class of New Notes exceeds the “issue price” of such New Notes, the U.S. Holder would generally be treated as acquiring that class of New Notes with “amortizable bond premium” or “acquisition premium.” In such a case, the U.S. Holder may be able to exclude, or offset, all or a portion of the OID that would otherwise be taxable with respect to the New Notes.

Noteholders are urged to consult their independent tax advisors regarding the tax consequences of exchanging their Existing 2016 Notes for the Existing 2016 Notes Consideration, as well as any other tax consequences of the Proposed Amendments, the Exchange Offers, and the Plan of Reorganization. See the summary set forth below in “Certain United States Federal Income Tax Considerations.”

The New Notes and the Guarantees thereunder will not be directly secured by Russian Alcohol, and if we violate covenants in respect of the loans secured by the assets of Russian Alcohol such security may be effectively invalidated or unenforceable.

Due to limitations under Russian law, the New Notes and the Guarantees thereunder will not be directly secured by Russian Alcohol. Jelegat Holdings Limited, a Cypriot corporation, will be used for the purpose of lending to Russian Alcohol to facilitate the perfection of security interests on intercompany loans to Russian Alcohol. The $264.0 million (as such amounts may be reduced in connection with the reduction in aggregate principal amount of secured notes debt in the Exchange Offer) intercompany loan from CEDC FinCo to Jelegat Holdings Limited, the corresponding $264.0 million (as such amounts may be reduced in connection with the reduction in aggregate principal amount of secured notes debt in the Exchange Offer) on-loans to Russian Alcohol and the shares of Jelegat Holdings Limited will all be pledged as security for the New Notes and the Guarantees thereunder. The on-loans from Jelegat Holdings Limited to Russian Alcohol, in turn, have been secured by share pledges over the Russian Alcohol Guarantors, assignments of rights under certain non-Russian bank accounts and withdrawal rights agreements for certain Russian bank accounts of the Russian Alcohol Guarantors and mortgages over certain real property and fixtures in Russia. As a result of this structure, the amount that can be realized from the enforcement of the security interest over Russian Alcohol is limited to the amount of the debt secured, which is the $264.0 million intercompany loans from Jelegat Holdings Limited to Russian Alcohol.

After the consummation of the CEDC FinCo Exchange Offer, it is expected that a portion of the existing intercompany loans will be cancelled and/or exchanged for equity of the applicable Intercompany Borrower, such that the aggregate principal amount of the Intercompany Loans will reflect the aggregate principal amount of the New Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer. It is expected that the terms of the Intercompany Loans (e.g., interest rate and maturity) will reflect those of the New Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer.

The shares of Jelegat Holdings Limited are wholly owned by CEDC International sp. z o.o. The loans securing the New Notes and Guarantees thereunder from Russian Alcohol are, therefore, effectively controlled by CEDC. If we do not comply with the covenants limiting the activities of Jelegat Holdings Limited, the collateral that secures that loan may be effectively invalidated or unenforceable, in which case the holders of New Notes will only have unsecured claims over the assets of Russian Alcohol.

A refinancing or replacement of certain indebtedness could result in a release of the liens on the collateral. Although the security may be reinstated on substantially similar terms, the security could be subject to avoidance by an insolvency administrator or third-party creditors.

The Security Documents provide that in connection with the refinancing or replacement of certain indebtedness, security interests in the property and assets securing the New Notes and/or the Guarantees thereunder as such may be amended, modified, restated, supplemented or replaced from time to time may be released, provided that such security interests are re-taken on substantially similar terms to secure the New Notes. Although such re-taken security interests would, subject to registration, perfection or any other required actions, be established on substantially the same terms as the original security interests, in certain jurisdictions there will be new hardening periods applicable to such re-taken security interests following the date on which such replacement occurs during which, under the laws of those jurisdictions, the transaction creating the new security interests may be avoided by an insolvency administrator or third-party creditors if the entity granting such security interest becomes insolvent. See “Description of New Notes—Security”.

Fraudulent conveyance laws, bankruptcy regulations and other limitations on the guarantees may adversely affect their validity and enforceability.

The Subsidiary Guarantors will guarantee the payment of the New Notes on a senior secured basis. The Subsidiary Guarantors are organized under the laws of Poland, Russia, Hungary, Cyprus and Luxembourg. Although laws differ among various jurisdictions, in general, under fraudulent conveyance and other laws, a court could subordinate or void any guarantee and, if payment had already been made under the relevant guarantee, require that the recipient return the payment to the relevant guarantor, if the court found that:

•

the guarantee was incurred with actual intent to hinder, delay or defraud creditors or shareholders of the guarantor or, in certain jurisdictions, even when the recipient was simply aware that the guarantor was insolvent when it issued the guarantee;

•

the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and/or the guarantor was: (i) insolvent or was rendered insolvent as a result of having granted the guarantee; (ii) undercapitalized or became undercapitalized because of the guarantee; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity;

•	the guarantee was held not to be in the best interests or not to be for the corporate benefit of the guarantor; or

•	the aggregate amounts paid or payable under the guarantee were in excess of the maximum amount permitted under applicable law.

The measure of insolvency for purposes of fraudulent conveyance laws varies depending on the law applied. Generally, however, a guarantor would be considered insolvent if it could not pay its debts as they become due and/or if its liabilities exceed its assets. If a court decided any guarantee was a fraudulent conveyance and voided the guarantee, or held it unenforceable for any other reason, you would cease to have any claim in respect of the guarantor and would be a creditor solely of the issuer and the remaining guarantors.

The guarantees and securities granted by the Lion/Rally Lux 1 S.A., Lion/Rally Lux 2 S.à r.l. and Lion/Rally Lux 3 S.à r.l., to the extent that they secure obligations of companies other than such Subsidiary Guarantors and their subsidiaries (i.e., upstream and cross-stream guarantees/securities), will generally contain express limitation language that limits the scope of the obligations secured thereunder in order to preserve the corporate interest of such guarantors/pledgors.

In addition to the limitations on the enforcement of the guarantees set out above, the following limitations specific to the laws of Poland, Russia and Hungary will apply.

Under Polish bankruptcy law, in addition to the fraudulent conveyance rules (actio pauliana):

•

any transaction made by a bankrupt entity within one year prior to filing a motion for bankruptcy concerning the transfer of, or creation of security interests on, assets, is ineffective for the bankruptcy estate if the bankrupt entity did not receive consideration or the value of the assets transferred or encumbered by the bankrupt entity is significantly higher than the consideration received or promised for the bankrupt entity or for a third party;

•

any repayment of, or any security interests established in respect of, obligations which are not yet due and payable, made by the bankrupt entity within two months prior to filing a motion for bankruptcy of such entity, is ineffective for the bankruptcy estate. However, a person who received repayment or in favor of whom a security interest was established may apply to a court to recognize such actions as effective if such person was not aware of the grounds for bankruptcy at the moment when it received repayment or when the security interest was established; and

•

any action, in relation to which the bankrupt entity received consideration, taken by the bankrupt entity within six months prior to filing a motion for bankruptcy of such entity, is ineffective for the bankruptcy estate, if such action is taken by the bankrupt entity with its shareholders and representatives (or their spouses), as well as with related entities, their shareholders and representatives (or their spouses), and in particular, if one of the companies taking such action controls the other one.

CEDC, CEDC FinCo and the Subsidiary Guarantors are related entities under Polish bankruptcy regulations, and CEDC controls CEDC FinCo.

In Hungary, similar rules apply. A creditor or the liquidator may submit a claim to the court within ninety days from the time of gaining knowledge, or within a one-year forfeit deadline from the date of publication of the notice of liquidation, to rescind – among others – agreements concluded or other commitments made (i) within two years preceding the filing of a liquidation claim and thereafter, if it was intended to transfer the debtor’s assets without consideration or to encumber any part of the debtors’ assets without consideration, or if the stipulated consideration constitutes unreasonable and extensive benefits to a third party; or (ii) within five years preceding the filing of a liquidation claim and thereafter, if intended to conceal the debtor’s assets or to defraud any one creditor or the creditors, and the other party had or should have had knowledge of such intent. In this respect bad faith and/or gratuitous nature shall be presumed in the case of contracts with a controlled company, with a shareholder, or with a company that is controlled by the same person or the same entity that is controlling the liquidated company.

Under Cyprus law, according to section 301 of the Companies Cap 113 any conveyance, charge, mortgage, delivery of goods, payment, execution or other act relating to property made or done by or against a company within 6 months before the commencement of its winding up which, had it been made or done by or against an individual within 6 months before the presentation of a bankruptcy petition on which he is adjudged bankrupt, would be deemed in his bankruptcy a fraudulent preference, shall in the event of the company being wound up be deemed a fraudulent preference of its creditors and be invalid accordingly. Section 47 of the Bankruptcy Law Cap. 5, stipulates that every conveyance or transfer of property, or charge thereon made, every payment made, every obligation incurred and every judicial proceeding taken or suffered by any person unable to pay his debts as they become due from his own money in favour of any creditor, or of any person in preference over the other creditors, shall, if the person making, taking, paying or suffering the same is adjudged bankrupt on a bankruptcy petition presented within three months after the date of making or, taking, paying, or suffering the same, be deemed fraudulent and void as against the trustee in the bankruptcy. Furthermore, it is possible under Cyprus law that in cases where a transaction involved fraudulent actions by the directors such transaction to be tainted with illegality and be rendered void irrespective of how long such transaction took place before the commencement of the winding up of the company.

The hardening period under Russian law for a bankruptcy ranges from 30 days to three years, and is counted from the date of formal acceptance by a Russian court of a bankruptcy claim. Generally, the following transactions entered into during a hardening period may be set aside (voided) under the Russian bankruptcy law:

•	transactions involving unfair consideration on behalf of the debtor’s counterparty;

•

transactions that are detrimental to the creditors’ property rights if the debtor’s counterparty was aware (or should have been aware) that, inter alia, the debtor fell under the criteria for financial insolvency or insufficient assets; and

•	transactions which result or may result in a preference conferred upon a particular creditor of the debtor (including granting of security).

Where any related party is involved in any foregoing transaction, Russian law provides for more stringent criteria. CEDC FinCo is likely to be deemed to be a related party in respect of the Russian obligors.

Given the relative novelty of the above-mentioned Russian bankruptcy law provisions, there is currently no published court practice or legislative guidance on their application. It is therefore unclear how Russian courts would apply the foregoing criteria to the Russian law security where a relevant Russian obligor is in bankruptcy.

Under Hungarian law, any payments to the shareholders of a guarantor are mandatorily subordinated to the claims of other creditors if the liquidation of such guarantor company is ordered by a court. Quota pledges are no longer enforceable after the commencement of a liquidation procedure.

Certain security will be granted as conditions subsequent.

Certain of the security to be granted for the benefit of the New Notes will not be delivered on the issue date of the New Notes. CEDC FinCo has agreed to use its reasonable efforts to deliver certain security as soon as reasonably practicable following the issue date of the New Notes. Please see the sections entitled “Description of New Secured Notes—Security” and “Description of New Convertible Secured Notes—Security” for descriptions of the security to be delivered after the issue date of the New Notes. If CEDC FinCo defaults or becomes insolvent before such security is granted, the holders of the New Notes will have a less comprehensive security package at the time of such default and/or insolvency. Accordingly, prospects for recovery would be diminished.

The security over certain of the Collateral will be granted to the applicable Security Agent as a separate creditor rather than as an agent for the holders of the New Notes. The ability of such Security Agent to enforce the Collateral may be restricted by local law.

The ability of the applicable Security Agent to enforce the security is subject to mandatory provisions of the laws of each jurisdiction in which security over the Collateral is taken. There is some uncertainty under the laws of certain jurisdictions as to whether obligations to beneficial owners of the New Notes that are not identified as registered holders in a security document will be validly secured.

In several jurisdictions the security over the Collateral that will constitute security for the obligations under each of the indentures governing the New Notes will not be granted directly to the holders of the New Notes or not only to the holders of the New Notes but in favor of the applicable Security Agent as beneficiary of parallel debt obligations (the “Parallel Debt”). The Parallel Debt is in the same amount and payable at the same time as the guarantee of the relevant security grantor in respect to the obligations of CEDC FinCo under the indentures in respect of the New Notes (the “Principal Obligations”). Any payment in respect of the Principal Obligations shall discharge the corresponding Parallel Debt, and any payment in respect of the Parallel Debt shall discharge the corresponding Principal Obligations. In respect of the security interests granted to secure the Parallel Debt, the holders of the New Notes will not have direct security and will not be entitled to take enforcement actions in respect of such security, except through the applicable Security Agent. As a result, the holders of the New Notes bear some risks associated with a possible insolvency or bankruptcy of the applicable Security Agent. There is no assurance that such Parallel Debt structure will be effective before all courts, as there is no judicial or other guidance as to its efficiency.

The value of the Collateral may not be sufficient to satisfy CEDC FinCo’s and the Guarantors’ obligations under the New Notes and the Guarantees, and the Collateral securing the New Notes may be reduced or diluted under certain circumstances.

In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy the obligations under the New Notes. No appraisals of any of the Collateral have been prepared by us or on our behalf in connection with the offering of the New Notes. The value of the Collateral and the amount to be received upon a sale of such Collateral will depend upon many factors, including, among others, whether or not our business is sold as a going concern, the condition of the Collateral and the industry in which we operate, the ability to sell the Collateral in an ordinary sale, the condition of the international, national and local economies and the availability of buyers. The book value of the Collateral should not be relied upon as a measure of realizable value for such assets. By their nature, portions of the Collateral, including any pledged capital stock of any of our subsidiaries, may be illiquid and may have no readily ascertainable market value.

In addition, the indentures governing the New Notes permit the granting of certain liens other than those in favor of the holders of New Notes on assets constituting Collateral. To the extent that holders of other secured indebtedness or third parties enjoy liens, including statutory liens, whether or not permitted by the indentures governing the New Notes or the security documents governing the security for the New Notes, such holders or third parties may have rights and remedies with respect to all or a portion of the Collateral that, if exercised, could reduce the proceeds available to satisfy our obligations under the New Notes. Moreover, if we issue additional New Notes under the indentures governing the New Notes, holders of such additional New Notes will benefit from the same Collateral and guarantees as the holders of the New Notes being offered, effectively diluting your ability to benefit from the liens on the Collateral and the Guarantees.

Under the general understanding of Russian law, a creditor may only take and hold security for the purposes of securing its own claim. Russian law does not envisage granting a pledge to a third party acting for the benefit of a creditor (such as a security agent or a security trustee). The pledge created under the Russian law pledge agreements in favor of the applicable Security Agent will secure the Parallel Debt obligation of CEDC FinCo to pay to such Security Agent, as creditor in its own right and not as representative of the holders of New Secured Notes, any amounts payable to the holders of New Notes under the indentures governing the New Notes. However, such arrangements have not been tested in a Russian court, and to the extent that enforcement of the security established by such Security Documents requires the involvement of the Russian courts, the lack of precedent and experience of the Russian courts may make it difficult for such Security Agent to establish its entitlement to such security.

Similar rules and problems apply in Hungary: the concept of Security Agent is not expressly regulated by Hungarian law. Although it is not forbidden by Hungarian law to engage the Security Agent with the collection of the secured obligations under certain circumstances, this concept has not been challenged before courts so far and consequently the outcome of a lawsuit in which the right of the Security Agent to collect the secured obligations is challenged, is unpredictable.

The tax consequences of these collateralizations and guarantees have not been fully examined.

The enforcement of the security is subject to certain risks under local law.

Poland

The establishment and perfection of certain security instruments in Poland require the execution of certain documents and entry in the registers. The establishment of the mortgages on real estate in Poland will require execution of a deed before a Polish notary public and entry in the land and mortgage registers held by the Polish court.

The establishment of the registered pledge will require execution of the registered pledge agreements and the entry of each registered pledge in the appropriate register held by the Polish court.

CEDC International Sp. z o.o. (the “Polish Guarantor”) will execute deeds on establishment of the mortgages and enter into registered pledge agreements and will file motions for the registration of the mortgages and registered pledges with the appropriate courts on or about the issue dates of the New Notes. However, the registration proceedings are expected to last up to several months and, until they are completed, the mortgages or, respectively, the registered pledges will not legally exist. Once they are registered, the statutory priority of the mortgages or registered pledges will be determined by the priority of the filing motions for the registration thereof. In respect of movable assets and certain rights (e.g., shares) on which the registered pledges are to be established, from the moment of the pledge agreement execution until the entry of the registered pledges in the registers, the payment obligations under the New Notes will be secured by ordinary or financial pledges, which give the secured creditors only some of the rights the registered pledges entail.

As a general rule, the establishment of the pledges (registered and ordinary or financial) or mortgages over the assets of the Polish Guarantor will not prevent third-party creditors from initiating enforcement proceedings under the Polish Code of Civil Procedure (the “PCCP”) to satisfy their claims from the assets encumbered by the pledges or mortgages. In such event, the applicable Security Agent will be able to participate in the distribution of funds resulting from such enforcement. In such case, claims will have priority over unsecured claims of third parties (except for certain court-enforcement expenses, alimony claims and employee and pension claims) and claims secured with the lower-ranking pledges or mortgages according to the order of priorities set forth in accordance with the PCCP.

In the event that the Polish Guarantor is declared bankrupt, only ordinary pledges, financial pledges, registered pledges, mortgages, or assignments of movable assets or rights for security purposes will allow secured creditors to rely on such security instruments in enforcing their claims.

Additionally, Polish law does not recognize the enterprise pledge/mortgage (i.e., one security interest over the whole business of an entity). In particular, without limitation, mortgages on real estate and pledges on movable assets or transferrable rights are separate security interests from which the secured creditors have to satisfy separately.

Claims secured by registered pledges and ordinary pledges or financial pledges will be satisfied directly from the sale proceeds of the assets encumbered with such pledges (after subtracting the costs of such sale). However, the proceeds of the sale of shares will be of limited economic value when the issuer of such shares becomes insolvent. In addition, in respect of the registered pledges, the applicable Security Agent will generally have the right to satisfy claims secured with such registered pledges by assuming title to the pledged assets on the terms set out in the respective pledge agreements or by the sale of such assets via an auction made by a notary public or a court enforcement officer. However, if third-party creditors initiate enforcement proceedings to satisfy their claims from the assets encumbered by such pledges, the applicable Security Agent may not be able to exercise any specific methods of enforcement of the registered pledges (e.g., by taking the title to the encumbered assets or by sale of such assets via an auction made by a notary public or a court enforcement officer), but may only be entitled to enforcement of such pledges via a standard court enforcement process which is usually more lengthy and costly for the secured creditor. Additionally, the receiver retains the discretion to prevent the applicable Security Agent from acquiring title to the pledged assets or from sale of such assets via an auction made by a notary public or a court enforcement officer and to sell the entire business of the bankrupt entity (entire bankruptcy estate) as a going concern if such a sale would be more commercially beneficial.

As a general principle of Polish law, any third-party creditor of a Polish Guarantor may challenge the effectiveness of the security interests to be created under the Polish law security documents if such creditor can prove that the entity which granted the security interests acted with the intention to impair the creditors’ rights and the applicable Security Agent was aware, or ought to have been aware, that the establishment of such security interests was prejudicial to such creditors’ rights.

The court, acting upon a motion of a bankruptcy receiver, or administrator or similar officer, will decide that security interests in the form of mortgage, pledge, registered pledge or other security interests established on assets of the bankrupt entity are ineffective for the bankruptcy estate, if the bankrupt entity established such security interests to secure the obligations of a third party, such security interest was established within one year prior to filing a motion for bankruptcy of such entity, and the bankrupt entity did not receive consideration for establishing such security interest or such consideration received is significantly lower than the value of the security interests so established. However, irrespective of the value of the consideration received, the court will decide that the security interests established on assets of the bankrupt entity are ineffective for the bankruptcy estate if they secure obligations of an entity related to the bankrupt entity (in particular, without limitation, an entity which controls the bankrupt entity). CEDC, CEDC FinCo and the Polish Guarantor are related entities under Polish bankruptcy regulations, and CEDC controls CEDC FinCo.

Further, under Polish law, mortgages and pledges are considered accessory to the underlying secured obligations, which automatically terminate if the secured obligations become void or terminate. Furthermore, in case of foreclosure on a pledge on shares in a Polish company not only do the Polish procedural rules with respect to a foreclosure of a right of pledge have to be followed, but also the provisions of Polish company law with respect to the transfer of shares have to be abided, which may lead to complications and difficulties with foreclosing the pledged shares and/or lower revenue from the foreclosure, which may adversely affect the position of the holders of the New Notes.

We will enter into two intercreditor agreements to regulate the sharing of certain security with our existing bank creditors (see below under the caption “Description of Other Indebtedness”). Under Polish law, the priority of the security over pledged shares that is shared with other creditors depends on the termination of existing pledges or agreement on priority with the beneficiaries of the existing pledges. There is uncertainty in Polish law whether registered pledges expire upon delivery of a release statement (zrzeczenie) or actual deregistration from the pledge registry. If a registered pledge expires only upon deregistration, then the old registered pledges in favor of the bank creditors may have priority of ranking ahead of the pledges in favor of the Security Agent, until the old registered pledges have been de-registered and the new equal-ranking, first priority pledges in favor of the bank creditors and the applicable Security Agent are established.

The security established for the benefit of the applicable Security Agent in Poland includes the establishment of both financial pledges and registered pledges over the same assets. The co-existence of registered and financial pledges established as encumbrances over a single asset, securing the same claim, is not expressly provided for under Polish law and we cannot assure you that the validity of the coexisting registered and financial pledges in favor of the bank creditors and the applicable Security Agent would not be subject to challenge.

Russia

Although Russian security documents provide that the security period terminates when the secured obligations are irrevocably discharged, the concept of “irrevocability” of performance has no distinctive meaning under Russian law.

Russian law withdrawal rights agreements do not create a security interest per se; rather, they seek to restrict the ability of an account holder to dispose of funds in a bank account and provide a creditor with the right to withdraw funds in a bank account without the instruction of the account holder. The provisions of Russian law that establish the order of priority of withdrawals from a bank account where the aggregate amount of the claims against the account exceeds its balance may affect the creditor’s rights under withdrawal rights agreements. It is unclear under Russian law whether any restrictions on the ability of an account holder to dispose of funds in a bank account are enforceable. It is further unclear whether rights of a third party to dispose of funds in a bank account are revocable by the account holder. Also, the account holder may close its bank account at any time, unless there are any restrictions regarding disposal of funds on that account (such as arrest of funds, suspension of operation on a bank account upon request of tax authority or the like).

Under Polish, Russian and other laws under which we operate, there are restrictions on acquiring control over certain assets. Pursuant to the Polish Antimonopoly Law (Ustawa o ochronie konkurencji i konsumentów), taking control over an entrepreneur by way of, inter alia, an acquisition of shares or any part of its assets or an acquisition of a right to exercise voting rights of shares in such entrepreneur may require prior approval of the Polish Antimonopoly Authority or antimonopoly authorities of other countries and/or the European Commission. Therefore, if the applicable Security Agent enforces the registered pledges by way of an acquisition of title to the encumbered shares or by exercising the voting rights in respect of shares encumbered by pledges (registered or financial pledges), it may require prior approval(s) of the respective antimonopoly authority(ies). Such approval may be subject to certain conditions, such as sale of some or all of the assets of the entrepreneurs participating in the acquisition. Violation of the Antimonopoly Law or other respective antimonopoly laws or regulations may result in fines imposed on the participating companies and their management.

Under the Polish Law on the Acquisition of Real Estate by Foreigners (Ustawa o nabywaniu nieruchomoś- ci przez cudzoziemców), the acquisition of real estate in Poland or the acquisition of shares in a Polish company which owns real estate in Poland or any other action through which such Polish company becomes controlled by a foreign entity, in certain situations requires a permit from the Polish Ministry of the Interior (an “MOI Permit”). Only persons domiciled in countries which are members of the EEA are exempted from the duty to obtain an MOI Permit. The exemption referred to above is not absolute. For example, it does not apply to certain types of land such as agricultural land and forests. Pursuant to the provisions of the Law on the Acquisition of Real Estate by Foreigners, if the Polish Guarantor holds or acquires land which may be purchased by persons domiciled in EU Member States only subject to prior receipt of an MOI Permit, an acquisition, by the applicable Security Agent or by other entities, of shares in such Polish Guarantor in the course of enforcement of the pledges established on such shares, may also require such an MOI Permit.

The Russian Alcohol Guarantors will grant multiple pledges in connection with the RAG On-Loans (as defined under “Description of New Secured Notes” and “Description of New Convertible Secured Notes”) in order to secure the performance of the obligations of the borrowers under such loans. These pledges will be of different priority with respect to each other, but no other pledges shall rank senior to such pledges, and will effectively secure the aggregate amount of the RAG On-Loans. Upon an event of default under the New Notes, the holders of the New Notes would need to rely on cross-default provisions in the RAG On-Loans to enforce security provided by the Russian Alcohol Guarantors. The shares (or participatory interests) of OOO Glavspirttirest will be pledged both to secure the New Notes on a first priority basis and the Guarantee of Latchey Limited, its parent company, on a second priority basis, with no other pledges ranking senior to such pledges.

In the event that the applicable Security Agent enforces on the real estate mortgages over Russian assets (except for the land plots and buildings of non-industrial use), the consent of the Russian Federal Antimonopoly Service (“FAS”) in Russia may be required where the balance sheet value of the assets enforced upon exceeds 20% of the aggregate book value of the key production and intangible assets (such as intellectual property) of the mortgagor.

Under Russian law, collateral (which includes, among others, pledges and mortgages) are considered secondary obligations, which automatically terminate if the secured obligations become void. Generally, the parties may agree on court or out-of-court pledge enforcement procedure. However, in certain cases there is a statutory requirement for enforcement through court (which overrules any agreement of the parties to the contrary) which may substantially delay the enforcement. To the extent the security is enforced through court, a court in certain circumstances may delay such public sale for a period of up to one year upon a pledgor’s application. Also, the foreclosure on the pledged asset (irrespectively of the chosen enforcement method) is not permitted if the debtor’s default is immaterial and the value of the claim is clearly disproportional to the value of the collateral provided.

In the event of an out-of-court enforcement of an asset pledged under a Russian law pledge agreement, the initial sale price of such asset in most cases should be fixed on the basis of its market value, as determined by an independent appraiser, which may affect the timing of enforcement.

A mortgage under Russian law is a pledge over real property, such as land and buildings, which requires state registration to be valid. Under Russian law, a participatory interest pledge agreement shall be certified by a notary public. Due to the novelty of such requirement with respect to Russian law pledge of participatory interests, there may be practical difficulties in obtaining the above-mentioned certification.

In general, Russian law has no pledge perfection system for collateral other than mortgages, shares in Russian joint stock companies and from July 1, 2009, participatory interests in Russian limited liabilities companies, which may lead to unexpected or conflicting claims of secured creditors upon the pledged property. Therefore, holders of New Notes may have difficulty foreclosing on collateral or enforcing other security if there is a default, which may adversely affect our financial condition and results of operations.

The provisions of Russian law that establish the order of priority of withdrawals from a bank account where the aggregate amount of the claims against the account exceeds its balance may affect the creditor’s rights pursuant to Russian law withdrawal rights agreements. It is unclear under Russian law whether any restrictions on the ability of an account holder to dispose of funds in a bank account are enforceable. Also, the account holder may close its bank account at any time.

Further, under Russian law, the right to issue guarantees (as primary obligations independent from the secured obligations) is reserved to banks, other credit institutions and insurance companies while other corporate entities (such as the Russian Guarantors) are only capable to provide suretyship which are considered as secondary obligations the validity of which depends on the validity of the principal obligation (for example, the suretyship automatically terminates (i) if the principal obligation secured by a suretyship terminates or becomes invalid; or (ii) the obligations secured by such suretyship are altered without the surety’s consent, and such alteration increases the liability of the surety or has other adverse consequences for it). While the Guarantees to be provided by the Russian Guarantors are expected to be governed by the laws of the State of New York, it is unclear whether their intended effect will be preserved given the Russian law provisions relating to the right to issue guarantees.

Cyprus

Under Cyprus contract law, there are certain requirements which, if not fulfilled, will render any pledge over shares in a Cyprus company invalid and unenforceable. These requirements include giving formal notice of the pledge together with a certified copy thereof to the company in which the pledged shares are held, the company making a memorandum of such pledge in its register of shareholders against the shares in respect of which the notice has been given, and the company delivering to the pledgee a certificate confirming that a memorandum of such pledge has been made in its register of shareholders.

In order to ensure that certain classes of security over its assets are not rendered void against a liquidator or any creditor, a company registered in Cyprus must deliver the instrument creating or evidencing the security, together with the prescribed particulars thereof, to the Registrar of Companies for registration within 21 days after the creation of such security. The Registrar of Companies will then issue a certificate of registration of charge, which is conclusive evidence that the procedure required by the legislation to register with the Registrar of Companies in Cyprus the security concerned has been complied with. There is no authority in Cyprus as to what the position would be were a Cyprus company to go insolvent between the date of the filing of the security at the companies registry and the Registrar issuing the certificate of registration of charge.

Any rights of a pledgee holding a pledge over shares in a Cyprus company to sell the pledged shares will be subject to the provisions of the articles of association of that company. A transfer of shares in a Cyprus company is not complete until and unless it is entered into the company’s register of members. Following the commencement of the winding up of a Cyprus company no transfer of shares in, nor any transfer of assets of, such company can take place unless the court otherwise orders.

The effectiveness of Cyprus law share pledges has not been tested under Cypriot law by any Cypriot court to date. Further, according to section 303 of the Cypriot Companies Law Cap. 113 where a company is being wound up, a floating charge on the undertaking or property of the company created within 12 months of the commencement of the winding up shall, unless it is proved that the company immediately after the creation of the charge was solvent, be invalid, except to the amount of any cash paid to the company at the time of or subsequently to the creation of, and in consideration for, the charge, together with interest on that amount at the rate of 5% per annum or such other rate as may for the time being be prescribed by order of the Accountant-General.

Hungary

Under Hungarian law, certain types of security interests (such as mortgages over real property and pledges over the quotas in Hungarian companies) are established and perfected upon registration by the competent Hungarian authorities (e.g., the land registry office or a company court of registration), in addition to and following the execution of the relevant security documents. Registration takes place within 30 days following a request to the relevant authority and is done retroactively to the date of the execution of the security document in case of share pledges. Under the pledge agreement relating to the shares held in Bols Hungary Kft. (the “Hungarian Guarantor”), the pledgor is expected to undertake to file the registration request with the competent company court of registration within 30 days following the execution of the pledge agreement. Enforcement is subject to applicable Hungarian rules that provide for both judicial and extra-judicial (private sale) enforcement methods. Pledges incorporated into notary deeds are subject to simplified judicial enforcement procedure.

Under Hungarian law, the foreclosure of the pledge shall take place on the basis of a court decision if the parties have not agreed on the terms of private sale, or such private sale is not successful within a certain period of time. Obtaining such court decision might take months or even years if the creditor needs to commence litigation against the obligor in the absense of directly enforceable public deed relating to the pledge.

In the event that the Hungarian Guarantor is declared insolvent and the liquidation of such guarantor is ordered by the court, any of the creditors or the liquidator may challenge before the court contracts or undertakings which (i) conceal the debtors assets or defraud the creditors, or (ii) are aimed at the transfer of the guarantors’ assets without due compensation, or (iii) are intended to encumber any part of guarantors’ assets; or (iv) ensure unreasonable and extensive benefits to a third party or (v) gives preference to creditors in any way (including providing securities to such creditor).

Luxembourg

According to Luxembourg conflict of law rules, the courts in Luxembourg will generally apply the lex rei sitae or lex situs (the law of the place where the assets or subject matter of the pledge or security interest is situated) in relation to the creation, perfection and enforcement of security interests over such assets. As a consequence, Luxembourg law will apply in relation to the creation, perfection and enforcement of security interests over assets located or deemed to be located in Luxembourg, such as registered shares in Luxembourg companies, bank accounts held with a Luxembourg bank, receivables or claims governed by Luxembourg law and/or having debtors located in Luxembourg, tangible assets located in Luxembourg, securities which are held through an account located in Luxembourg, bearer securities physically located in Luxembourg, etc. If there are assets located or deemed to be located in Luxembourg, the security interests over such assets will be governed by Luxembourg law and must be created, perfected and enforced in accordance with Luxembourg law.

The Luxembourg law of 5 August 2005 on financial collateral arrangements, as amended (the “Luxembourg Collateral Law”) governs the creation, validity, perfection and enforcement of pledges over shares, bank accounts and receivables located or deemed to be located in Luxembourg.

Under the Luxembourg Collateral Law, the perfection of security interests depends on certain registration, notification and acceptance requirements. A share pledge agreement must be (i) acknowledged and accepted by the company which has issued the shares (subject to the security interest) and (ii) registered in the shareholders’ register of such company. If future shares are pledged, the perfection of such pledge will require additional registration in the shareholders’ register of such company. A pledge over receivables becomes enforceable against the debtor of the receivables and third parties from the moment when the agreement pursuant to which the pledge was created is entered into between the pledgor and the pledgee. However, if the debtor has not been notified of the pledge or if he did not otherwise acquire knowledge of the pledge, he will be validly discharged if he pays the pledgor. A bank account pledge agreement must be notified to and accepted by the account bank. In addition, the account bank has to waive any pre-existing security interests and other rights in respect of the relevant account. If (future) bank accounts are pledged, the perfection of such pledge will require additional notification to, acceptance and waiver by the account bank. Until such registrations, notifications and acceptances occur, the pledge agreements are not effective and perfected against the debtors, the account banks and other third parties.

Article 11 of the Luxembourg Collateral Law sets forth the following enforcement remedies available upon the occurrence of an enforcement event:

a)	direct appropriation of the pledged assets at (i) a value determined in accordance with a valuation method agreed upon by the parties or (ii) the listing price of the pledged assets;

b)	sale of the pledged assets (i) in a private transaction at commercially reasonable terms (conditions commerciales normales), (ii) by a public sale at the stock exchange or (iii) by way of a public auction;

c)	court allocation of the pledged assets to the pledgee in discharge of the secured obligations following a valuation made by a court-appointed expert; or

d)	set-off between the secured obligations and the pledged assets.

As the Luxembourg Collateral Law does not provide any specific time periods and depending on (i) the method chosen, (ii) the valuation of the pledged assets, (iii) any possible recourses, and (iv) the possible need to involve third parties, such as, e.g., courts, stock exchanges and appraisers, the enforcement of the security interests might be substantially delayed.

Foreign law-governed security interests and the powers of any receivers or administrators may not be enforceable in respect of assets located or deemed to be located in Luxembourg. Security interests or arrangements, which are not expressly recognized under Luxembourg law and the powers of any receivers or administrators might not be recognized or enforced by the Luxembourg courts, in particular where the Luxembourg security grantor becomes subject to Luxembourg insolvency proceedings or where the Luxembourg courts otherwise have jurisdiction because of the actual or deemed location of the relevant rights or assets, except if ‘‘main insolvency proceedings’’ (as defined in the EU Council Regulation No. 1346/2000 of May 29, 2000 on insolvency proceedings (the “EU Insolvency Regulation”)) are opened under Luxembourg law and such security interests/arrangements constitute rights in rem over assets located in another Member State in which the EU Insolvency Regulation applies, and in accordance of article 5 of the EU Insolvency Regulation.

The perfection of the security interests created pursuant to the pledge agreements does not prevent any third-party creditor from seeking attachment or execution against the assets, which are subject to the security interests created under the pledge agreements, to satisfy their unpaid claims against the pledgor. Such creditor may seek the forced sale of the assets of the pledgors through court proceedings, although the beneficiaries of the pledges will in principle remain entitled to priority over the proceeds of such sale (subject to preferred rights by operation of law).

Under Luxembourg law, certain creditors of an insolvent party have rights to preferred payments arising by operation of law, some of which may, under certain circumstances, supersede the rights to payment of secured or unsecured creditors, and most of which are undisclosed preferences (priviléges occultes). This includes in particular the rights relating to fees and costs of the insolvency official as well as any legal costs, the rights of employees to certain amounts of salary, and the rights of the Luxembourg Treasury and certain assimilated parties (such as social security bodies), which preferences may extend to all or part of the assets of the insolvent party. This general privilege takes in principle precedence over the privilege of a pledgee in respect of pledged assets.

Insolvency laws and other limitations on the Guarantees and security may adversely affect their validity and enforceability.

CEDC FinCo’s obligations under the New Notes will be guaranteed and secured by certain assets of CEDC FinCo and the Guarantors. The Guarantors are organized under the laws of Poland, Russia, Hungary, Cyprus, Luxembourg and the United States. Although laws differ among jurisdictions, in general, applicable insolvency laws and limitations on the enforceability of judgments obtained in New York courts in such jurisdictions would limit the enforceability of judgments against CEDC FinCo and the Guarantors of the New Notes and the Guarantees. The following discussion of insolvency laws, although an overview, describes generally applicable terms and principles, which are defined under the relevant jurisdictions’ insolvency statutes. In an insolvency proceeding, it is possible that creditors of the Guarantors or an appointed insolvency administrator may challenge the Guarantees and security, and intercompany obligations generally, as fraudulent transfers or conveyances or on other grounds. In certain situations the respective bankruptcy court may also act ex officio and declare the Guarantees or other security interests as ineffective, unenforceable or void. If so, such laws may permit the court, if it makes certain findings, to:

•	avoid or invalidate all or a portion of a Guarantor’s obligations under its Guarantee or the security provided by such Guarantor;

•	direct that holders of the New Notes return any amounts paid under a Guarantee or any security document to the relevant guarantor or to a fund for the benefit of the Guarantor’s creditors; or

•	take other action that is detrimental to holders of the New Notes.

Different jurisdictions evaluate insolvency on various criteria, but a Guarantor is generally considered insolvent at the time it issued a Guarantee or created any security if:

•	its liabilities exceed the fair market value of its assets;

•	it cannot pay its debts as and when they become due;

•	it is unable to obtain new financing; or

•

the present salable value of its assets is less than the amount required to pay its total existing debts and liabilities, including contingent and prospective liabilities, as they mature or become absolute.

We cannot assure you which standard a court would apply in determining whether a Guarantor was “insolvent” as of the date the Guarantees were issued or security was created or at any other date or time or that, regardless of the method of valuation, a court would not determine that a Guarantor was insolvent on any such date or time, or that a court would not determine, regardless of whether or not a Guarantor was insolvent on any such date or time, that payments to holders of the New Notes constituted fraudulent conveyance (transfers) or are ineffective, unenforceable, void or voidable on any other grounds.

Additionally, under the bankruptcy regulations in EU Member States, the bankruptcy proceedings may be initiated not only in the country where the entity is registered (incorporated) but also in other EU Member States where the bankrupt entity conducts or conducted its business activity or where the assets of the bankrupt entity are located. Irrespective of the attempts to harmonize the bankruptcy regulations in EU Members States, the regulations in various states differ and the bankruptcy proceedings conducted in more than one state may create additional legal risks and costs for the creditors of the bankrupt entity.

Furthermore, Russian law does not recognize the concept of subordination of payment arrangements (with certain limited exceptions) and the operation of the provisions of the New Notes Indenture and/or the Guarantees implementing such a concept is subject to significant uncertainty. Moreover, any provisions of the indentures governing the New Notes and/or the Guarantees contemplating the subordination in right of payment of the claims to a Russian obligor would not be effective in the event of insolvency proceedings against such obligor.

Under Cyprus law a continuing guarantee may, at any time be revoked by the surety, as to future transactions, by notice to the creditor. Also, any variance, made without the surety’s consent, in the terms of the contract between the principal and the creditor, discharges the surety as to transactions subsequent to the variance. The surety is discharged by any contract between the creditor and the principal debtor, by which the principal debtor is released, or by any act or omission of the creditor, the legal consequence of which is the discharge of the principal debtor. A contract between the creditor and the principal debtor, by which the creditor makes a composition with, or promises to give time to, or not to sue, the principal debtor, discharges the surety, unless the surety assents to such contract. If the creditor does any act which is inconsistent with the rights of the surety, or omits to do any act which his duty to the surety requires him to do, and the eventual remedy of the surety himself against the principal debtor is thereby impaired, the surety is discharged. Where a guaranteed debt has become due, or default of the principal debtor to perform a guaranteed duty has taken place, the surety, upon payment or performance of all that he is liable for, is invested with all the rights which the creditor had against the principal debtor. Also, a surety is entitled to the benefit of every security which the creditor has against the principal debtor at the time when the contract of suretyship is entered into, whether the surety knows of the existence of such security or not; and, if the creditor loses or, without the consent of the surety, parts with such security, the surety is discharged to the extent of the value of the security.

Under Polish laws the subordination of payment arrangements and/or intercreditor agreements may be ineffective for the bankruptcy receiver or any similar officer of a party which is a party to such arrangements on agreements.

Under Hungarian law, in the case of a company restructuring proceeding there is a moratorium period of 90 days which may be extended to up to 365 days if certain circumstances are met. During this moratorium period, no payment occurs to creditors and no claim can be enforced against a guarantor.

The allocation of proceeds from the sale of a pledged asset in bankruptcy proceedings of a Russian entity is made as follows:

(i)	The secured creditor receives the lesser of (a) 70 percent of the gross proceeds (80 percent for bank or other financial creditors enforcing loan agreements), or (b) the full amount of the outstanding principal and interest; and

(ii)	Thirty percent of the gross proceeds (20 percent for bank or other financial creditors) are transferred to a special bank account of the debtor and applied as follows: (a) Two-thirds of this amount (that is, 20 percent of the gross proceeds) are paid to employees and individuals with salary and health claims, if the debtor’s other assets are insufficient to satisfy such claims (or 15 percent of the gross proceeds in the case of bank or other financial creditors). Any funds remaining revert to the relevant secured creditor, and after the debt is satisfied in full, any balance is included in the general bankruptcy estate of the debtor; and (b) Ten percent of the gross proceeds are used to pay the court-appointed trustee (referred to in an arbitration manager) and for other court-related costs, or 5 percent of gross proceeds in the case of bank or other financial creditors. After such costs are compensated in full, any balance is included in the general bankruptcy estate of the debtor.

Lion/Rally Lux 1 S.A., Lion/Rally Lux 2 S.à r.l. and Lion/Rally Lux 3 S.à r.l. are incorporated under the laws of Luxembourg, and as such any insolvency proceedings applicable to such companies are in principle governed by Luxembourg law. The insolvency laws of Luxembourg may not be as favorable to your interests as creditors as the laws of the United States or other jurisdictions with which you may be familiar.

Under Luxembourg law, the following types of proceedings (collectively referred to as “insolvency proceedings”) may be opened against a company with registered office in Luxembourg having its centre of main interests in Luxembourg or an establishment within the meaning of the EU Insolvency Regulation (in relation to secondary proceedings):

a)	bankruptcy proceedings (faillite), the opening of which may be requested by the company or by any of its creditors. Following such a request, the courts having jurisdiction may open bankruptcy proceedings if the company (i) is in a state of cessation of payments (cessation des paiements) and (ii) has lost its commercial creditworthiness (ébranlement de crédit). If a court finds that these conditions are satisfied, it may open bankruptcy proceedings ex officio (absent a request made by the company or a creditor). The main effect of such proceedings is the suspension of all measures of enforcement against the company, except, subject to certain limited exceptions, for enforcement by secured creditors and the payment of the secured creditors in accordance with their rank upon realization of the assets;

b)	controlled management proceedings (gestion contrôlée), the opening of which may only be requested by the company and not by its creditors and under which a court may order a provisional suspension of payments, including a stay of enforcement of claims by secured creditors; or

c)	composition proceedings (concordat préventif de faillite), the opening of which may only be requested by the company (subject to obtaining the prior consent of the majority of its creditors holding 75% at least of the claims against such company) and not by its creditors themselves. The court’s decision to admit a company to composition proceedings triggers a provisional stay on enforcement of claims by creditors.

In addition to these proceedings, your ability to receive payment may be affected by a decision of a court to grant a reprieve from payments (sursis de paiement) or to put the company into judicial liquidation (liquidation judiciaire). Judicial liquidation proceedings may be opened at the request of the public prosecutor against companies pursuing an activity that violates criminal laws or that are in serious breach or violation of the commercial code or of the Luxembourg law dated August 10, 1915 on commercial companies, as amended (the ‘‘Companies Act’’). The management of such liquidation proceedings will generally follow rules similar to those applicable to bankruptcy proceedings. Liability of the company in respect of the relevant debt will, in the event of a liquidation of the company following bankruptcy or judicial liquidation proceedings, only rank after the cost of liquidation (including any debt incurred for the purpose of such liquidation) and those debts of the relevant entity that are entitled to priority under Luxembourg law. Preferential debts under Luxembourg law include, among others:

a)	certain amounts owed to the Luxembourg revenue;

b)	VAT and other taxes and duties owed to the Luxembourg customs and excise;

c)	social security contributions; and

d)	remuneration owed to employees.

For the avoidance of doubt, the above list is not exhaustive.

Assets over which a security interest has been granted will in principle not be available for distribution to unsecured creditors (except after enforcement and to the extent a surplus is realized), and subject to application of the relevant priority rule and liens and privileges arising mandatorily by law.

During such insolvency proceedings, all enforcement measures by unsecured creditors are suspended. The ability of certain secured creditors to enforce their security interest may also be limited, particularly in the event of controlled management proceedings providing expressly that the rights of secured creditors are frozen until a final decision has been taken by the court as to the petition for controlled management, and may be affected thereafter by a reorganization order given by the court. A reorganization order requires the prior approval by more than 50% of the creditors representing more than 50% of the relevant Luxembourg company’s liabilities in order to take effect. Furthermore, declarations of default and subsequent acceleration (such as acceleration upon the occurrence of an event of default) may not be enforceable during controlled management proceedings.

Luxembourg insolvency law may affect transactions entered into or payments made by the company during the period before bankruptcy, the ‘‘suspect period’’ (periode suspecte), which is a maximum of six months from the date on which the Commercial Court formally adjudicates a person bankrupt and, as for specific payments and transactions, during an additional period of ten days before the commencement of such period preceding the judgment declaring bankruptcy, except that in certain specific situations the court may set the start of the suspect period at an earlier date, if the bankruptcy judgment was preceded by another insolvency proceeding (e.g., a suspension of payments or controlled management proceedings) under Luxembourg law.

In particular:

a)	pursuant to article 445 of the Luxembourg Code of Commerce (code de commerce), specified transactions (such as the granting of a security interest for antecedent debts; the payment of debts that have not fallen due; whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts that have fallen due by any means other than in cash or by a bill of exchange; or the sale of assets without consideration or with substantially inadequate consideration) entered into during the suspect period (or the ten days preceding it) must be set aside or declared null and void, if so requested by the insolvency receiver;

b)	pursuant to article 446 of the Luxembourg Code of Commerce (code de commerce), payments made for matured debts as well as other transactions concluded during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt party’s cessation of payments;

c)	regardless of the suspect period, article 448 of the Luxembourg Code of Commerce (code de commerce) and article 1167 of the Civil Code (action paulienne) give any creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy; and

d)	pursuant to Article 21(2) of the Luxembourg Collateral Law, a financial collateral arrangement entered into after the opening of liquidation proceedings or the coming into force of reorganization measures or the entry into force of such measures is valid and binding against third parties, administrators, insolvency receivers or liquidators notwithstanding the suspect period referred to in Articles 445 and 446 of the Luxembourg Code of Commerce (code de commerce), if the collateral taker proves that it was unaware of the fact that such proceedings had been opened or that such measures had been taken or that it could not reasonably be aware of it.

In principle, a bankruptcy order rendered by a Luxembourg court does not result in automatic termination of contracts except for intuitu personae contracts, that is, contracts for which the identity of the company or its solvency were crucial. The contracts, therefore, subsist after the bankruptcy order. However, the insolvency receiver may choose to terminate certain contracts so as to avoid worsening the financial situation of the company. As of the date of adjudication of bankruptcy, no interest on any unsecured claim will accrue vis-á-vis the bankruptcy estate. Insolvency proceedings may therefore have a material adverse effect on a Luxembourg company’s business and assets and the Luxembourg company’s respective obligations under the New Secured Notes.

The bankruptcy receiver decides whether or not to continue performance under ongoing contracts (i.e., contracts existing before the bankruptcy order). The bankruptcy receiver may elect to continue the business of the debtor, provided the bankruptcy receiver obtains the authorization of the court and such continuation does not cause any prejudice to the creditors. However, two exceptions apply:

a)	the parties to an agreement may contractually agree that the occurrence of a bankruptcy constitutes an early termination or acceleration event; and

b)	intuitu personae contracts (i.e., contracts whereby the identity of the other party constitutes an essential element upon the signing of the contract) are automatically terminated as of the bankruptcy judgment since the debtor is no longer responsible for the management of the company. Parties can agree to continue to perform under such contracts.

The bankruptcy receiver may elect not to perform the obligations of the bankrupt party that are still to be performed after the bankruptcy under any agreement validly entered into by the bankrupt party prior to the bankruptcy. The counterparty to that agreement may make a claim for damages in the bankruptcy and such claim will rank pari passu with claims of all other unsecured creditors and/or seek a court order to have the relevant contract dissolved. The counterparty may not require specific performance of the contract.

Enforcing legal liability against us and our directors and officers might be difficult.

We are organized under the laws of the State of Delaware of the United States. Therefore, investors are able to effect service of process in the United States upon us and may be able to effect service of process upon our directors and executive officers. We are a holding company, however, and substantially all of our operating assets are located in Poland, Russia and Hungary. Further, most of our directors and executive officers, and those of most of our subsidiaries, are non-residents of the United States, and our assets and the assets of our directors and executive officers are located outside the United States. The Russian courts will not recognize or enforce any judgment obtained in the courts of any other country unless such enforcement is envisaged by an international treaty to which Russia is a party or by an “ad hoc” treaty in effect between such country and Russia providing for enforcement of such judgments on a reciprocal basis and only in accordance with the terms of such treaty. Russia is not a party to any such treaty with the United States. As a result, you may not be able to enforce against our assets (or those of certain of our directors or executive officers) judgments of United States courts predicated upon the civil liability provisions of United States laws, including federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Poland or Russia.

Additionally, the courts of the respective jurisdictions may have exclusive jurisdiction in certain matters. In particular, without limitation, Polish courts have exclusive jurisdiction in any matters related to rights to real properties located in Poland (ownership and other rights in rem) or the possession of such real properties. In such matters judgments of any courts other than Polish courts will not be recognized or enforced in Poland.

There is no international treaty between Hungary and the United States regarding the recognition and execution of non-arbitral decisions. In addition, there is no reciprocity between Hungary and the United States with respect to commercial matters either. A decision of a U.S. court will be recognized in Hungary and enforced against a Hungarian guarantor only if the jurisdiction of the U.S. court rendering the decision had been agreed by the parties in writing. There is no international treaty between Poland and the United States regarding the recognition and enforcement of court judgments (non-arbitral awards). A foreign court judgment issued by the courts of New York may be enforceable in Poland subject to an enforcement order given by the Polish court. The Polish court will issue the enforcement order with respect to a foreign court judgment (e.g. the court of New York) only if the judgment is enforceable in a country in which the judgment was issued and none of the following circumstances exist: (i) such judgment is not final in the country where it was issued; (ii) it was issued in a case which belongs to the exclusive jurisdiction of Polish courts; (iii) the defendant, who has not engaged in dispute as to the substance of the matter, has not been served with a letter initiating the proceedings in a due manner and in a time enabling him to defend his rights; (iv) a party has been deprived of the right to defend its rights before a court; (v) an action based on the same claim and between the same parties was filed with the Polish court (or any other competent Polish authority) before being filed with the foreign court; (vi) a judgment, issued in the case based on the same claim and between the same parties, is contrary to the previous final judgment of the Polish court (or any other competent Polish authority) or a previous final judgment of the foreign court (or any other competent foreign authority) provided that such earlier foreign court judgment (or decision of any other competent foreign authority) fulfills the conditions necessary for its recognition by the Polish court; or (vii) the enforcement of the judgment would be contrary to the basic principles of the laws of Poland (ordre publique).

Holders of the New Convertible Secured Notes will not be entitled to any rights with respect to CEDC’s common stock, but will be subject to all changes made with respect to them.

Holders of the New Convertible Secured Notes will not be entitled to any rights with respect to CEDC’s common stock (including voting rights and rights to receive any dividends or other distributions on CEDC’s common stock), but holders of the New Convertible Secured Notes will be subject to all changes affecting CEDC’s common stock. Holders of the New Convertible Secured Notes will be entitled to the rights afforded holders of CEDC’s common stock only if and when they become or are deemed to become the holder of record of the shares of CEDC’s common stock delivered to them upon the conversion of their New Convertible Secured Notes. For example, in the event that an amendment is proposed to our Certificate of Incorporation or Bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to a converting noteholder becoming the holder of record of the shares of CEDC’s common stock deliverable upon the conversion of their New Convertible Secured Notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting CEDC’s common stock.

Conversion of the New Convertible Secured Notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their New Convertible Secured Notes.

When CEDC issues shares of its common stock upon conversion of the New Convertible Secured Notes, such issuance will dilute the ownership interests of existing shareholders, including holders who have received shares of CEDC’s common stock upon prior conversion of New Convertible Secured Notes. Issuance of New Common Stock upon conversion of the New Convertible Secured Notes could dilute shareholders by up to 35%. Any sales in the public market of shares of CEDC’s common stock issuable upon such conversion could adversely affect prevailing market prices of CEDC’s common stock.

Risks Related to the Chapter 11 Case and the Plan of Reorganization

The commencement of a Chapter 11 case for the purpose of implementing the Plan of Reorganization may result in a number of adverse consequences.

The Chapter 11 environment may adversely affect our business model.

We are principally engaged in producing and exporting alcoholic beverages through our operating subsidiaries. Although we intend to continue to produce and export alcoholic beverages to our customers in the normal course, there can be no assurances that counterparties will continue to conduct business with us while we are in Chapter 11. The failure to produce and export alcoholic beverages will result in material losses.

If the requisite tenders are not received to consummate the Exchange Offers and we decide not to proceed with the Plan of Reorganization, we may seek an alternative restructuring.

If the Exchange Offers are not consummated and we obtain the requisite votes to accept the Plan of Reorganization in accordance with the requirements of the Bankruptcy Code, either CEDC or CEDC and CEDC FinCo (and CEDC FinCo LLC) may file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code and seek, as promptly as practicable thereafter, confirmation of the Plan of Reorganization. In the event we decide not to proceed with the Plan of Reorganization, we may or may not file petitions for relief under Chapter 11 or Chapter 7 of the Bankruptcy Code. In such event, we may seek to accomplish an alternative restructuring of our obligations to creditors.

If we receive the requisite votes to accept the Plan of Reorganization and file for bankruptcy under Chapter 11 of the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will confirm the Plan of Reorganization.

Although CEDC, CEDC FinCo and CEDC FinCo LLC may obtain the requisite votes to accept the Plan of Reorganization, there can be no assurance that parties will not seek to oppose confirmation of the Plan of Reorganization or that the Bankruptcy Court may otherwise decline to confirm the Plan of Reorganization.

If the Plan of Reorganization is confirmed, there can be no assurance that the effective date of the Plan of Reorganization will occur.

Although we believe that the effective date of the Plan of Reorganization will occur reasonably soon after the date the Plan of Reorganization would be confirmed, there can be no assurance as to such timing or as to whether it will occur.

If we file for bankruptcy under Chapter 11 of the Bankruptcy Code and seek confirmation of the Plan of Reorganization, there can be no assurance that the Bankruptcy Court will approve the classification scheme in the Plan of Reorganization.

The Bankruptcy Court, which sits as a court of equity, may exercise substantial discretion in connection with the Plan of Reorganization. Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify claims against, and interests in, the debtor(s). The Bankruptcy Code also provides that a plan of reorganization may place a claim or interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. We believe that all claims and interests have been appropriately classified in the Plan of Reorganization. There can be no assurance, however, that the Bankruptcy Court will conclude that such claims and interests are properly classified in the Plan of Reorganization.

If the Bankruptcy Court determines that our solicitation or the votes on the Plan of Reorganization did not comply with the requirements of the Bankruptcy Code, we may need to resolicit acceptances which would delay confirmation of the Plan of Reorganization.

Section 1126(b) of the Bankruptcy Code provides that the holder of a claim against, or interest in, a debtor who accepts or rejects a plan before the commencement of a Chapter 11 case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable nonbankruptcy law governing the adequacy of disclosure in connection with such solicitations, or, if such laws do not exist, such acceptance was solicited after disclosure of “adequate information”, as defined in section 1125 of the Bankruptcy Code. In addition, Bankruptcy Rule 3018(b) provides that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code will not be deemed to have accepted or rejected the plan if the court finds after notice and a hearing that the plan was not transmitted in accordance with reasonable solicitation procedures.

We believe that our solicitation of votes to accept or reject the Plan of Reorganization is proper under applicable non-bankruptcy law, rules, and regulations, and contains adequate information as defined by section 1125(a) of the Bankruptcy Code. We cannot be certain, however, that the solicitation of acceptances or rejections will be approved by the Bankruptcy Court. The Bankruptcy Court may decide that the solicitation failed to meet the requirements of section 1126(b) of the Bankruptcy Code. If the Bankruptcy Court determines that the solicitation did not comply with the requirements of section 1126(b) of the Bankruptcy Code, we may seek to resolicit acceptances, and, in that event, confirmation of the Plan of Reorganization could be delayed and possibly jeopardized.

Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court

The Offering Memorandum and the Disclosure Statement contain projected financial information and estimates of value that demonstrate the feasibility of the Plan of Reorganization and our ability to continue operations upon emergence from proceedings under the Bankruptcy Code. The information was prepared for the limited purpose of furnishing recipients of the Offering Memorandum and Disclosure Statement with adequate information to make an informed judgment regarding acceptance of the Plan of Reorganization, and was not prepared for the purpose of providing the basis for an investment decision relating to the New Common Stock and the New Notes. The projections and estimates of value should not be relied upon in any way or manner in connection with the Exchange Offers and should not be regarded as representations or warranties by us or any other person as to the accuracy of such information or that any such projections or valuations will be realized. Those projections and estimates of value have not been, and will not be, updated on an ongoing basis, and they were not audited or reviewed by independent accountants. They reflect numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were, and remain, beyond our control. Projections and estimates of value are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections or valuation estimates may be wrong in material respects. Actual results may vary and may continue to vary significantly from those contemplated by the projections or valuation estimates. As a result, you should not rely on those projections or valuation estimates in deciding whether to participate in the Exchange Offers. We will not know the terms or outstanding amount of all of our post-emergence debt until the solicitation of approvals contemplated by the Plan of Reorganization is completed.

Risks Related to our Business

In the event that we are unable to reduce our indebtedness through either the Exchange Offers or the Plan of Reorganization, there is substantial doubt about our ability to continue as a going concern.

If we are unable to complete the Exchange Offers or the Plan of Reorganization, we may need to seek bankruptcy protection without the benefit of a prepackaged plan, and we may not be able to continue as a going concern.

The Exchange Offers, the Plan of Reorganization and the transactions related thereto, which contemplate transactions that will modify our capital structure, are based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution and we may be unable to continue as a going concern.

The Exchange Offers, the Plan of Reorganization and the transactions related thereto, contemplate transactions that will affect our capital structure and are based upon assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to obtain adequate liquidity and financing sources and establish an appropriate level of debt, including our ability to consummate the Exchange Offers or the Plan of Reorganization; (ii) our ability to restore customers’ confidence in our viability as a continuing entity and to attract and retain sufficient customers; (iii) our ability to retain key employees in those businesses that we intend to continue to emphasize; (iv) our ability to obtain local credit support for our non-U.S. operating subsidiaries, and (v) the overall strength and stability of general economic conditions, both in the United States and in global markets and the other matters referred to under “Forward Looking Statements”. The failure of any of these factors could materially adversely affect the successful execution of the restructuring of our businesses.

In addition, the Exchange Offers and the Plan of Reorganization rely upon financial forecasts, including with respect to revenue growth, improved earnings before interest, taxes, depreciation and amortization, improved interest margins, and growth in cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by the Exchange Offers or the Plan of Reorganization will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of the transactions contemplated by the Exchange Offers and the Plan of Reorganization. In addition, the accounting treatment required for a restructuring through the Exchange Offers will result in a different presentation of our financial information than would be required if we restructured in bankruptcy. These differences may have an impact on our results going forward.

We operate in highly competitive industries.

The alcoholic beverages production and distribution industries in our markets are intensely competitive. The principal competitive factors in these industries include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product.

In Poland, we have seen significant growth of sales through the key account and discounters channels. These channels tend to operate on lower price levels from producers such as us and therefore can contribute to lower gross and operating profit margins.

In Russia, hypermarket and large retail chains continue to grow their share of the trade. Traditional trade outlets typically provide us with higher margins from sales as compared to hypermarkets and large retail chains. There is a risk that the expansion of hypermarkets and large retail chains will continue to occur in the future, thus reducing the margins that we may derive from sales to wholesalers that primarily serve the traditional trade. Additionally as our discount structure is a percent of our sales price to the customers as our prices increase to offset higher excise taxes the amount of rebate paid to our customers may continue to grow greater than what we can recover from the price increase if we cannot get the full price increase in place to offset this.

As a manufacturer of vodka in Poland and Russia, we face competition from other local producers. We compete with other alcoholic and nonalcoholic beverages for consumer purchases in general, as well as shelf space in retail stores, restaurant presence and distributor attention. In addition, we compete for customers on the basis of the brand strength of our products relative to our competitors’ products. Our success depends on maintaining the strength of our consumer brands by continuously improving our offerings and appealing to the changing needs and preferences of our customers and consumers. While we devote significant resources to the continuous improvement of our products and marketing strategies, it is possible that competitors may make similar improvements more rapidly or effectively, thereby adversely affecting our sales, margins and profitability.

Our results are linked to economic conditions and shifts in consumer preferences, including a reduction in the consumption of alcoholic beverages.

Our results of operations are affected by the overall economic trends in Poland, Russia, Hungary and Ukraine, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. The current negative economic conditions and outlook, including volatility in energy costs, severely diminished liquidity and credit availability, falling equity market values, weakened consumer confidence, falling consumer demand, declining real wages and increased unemployment rates, have contributed to a global recession. The effects of the global recession in many countries, including Poland, Russia, Hungary and Ukraine have been quite severe and it is possible that an economic recovery in those countries will take longer to develop.

During the current period of economic slowdown, reduced consumer confidence and spending may result in reduced demand for our products and may limit our ability to increase prices and finance marketing and promotional activities. A continued recessionary environment would likely make it more difficult to forecast operating results and to make decisions about future investments, and a major shift in consumer preferences or a large reduction in sales of alcoholic beverages could have a material adverse effect on our business, financial condition and results of operations.

Changes in the prices of supplies and raw materials could have a material adverse effect on our business.

Prices for raw materials used for vodka production may take place in the future, and our inability to pass on these increases to our customers could reduce our margins and profits and have a material adverse effect on our business. We cannot assure you that the price of raw spirits will not continue to increase and cannot assure you that we will not lose the ability to maintain our inventory of raw spirits, either of which would have a material adverse effect on our financial condition and results of operations, as we may not be able to pass this cost on to the consumers. During 2010 and 2011, spirit prices increased annually on average by 35% in Poland and 41% in Russia resulting in approximately $26.0 million of higher annual cost of goods sold.

Reliance on single source suppliers could have a material adverse effect on our business and our financial results.

In Russia, because we purchase spirits primarily from a single source, we have increased risks for supply disruptions and price increases. If we experience supply disruptions, we may not be able to develop alternative sourcing in a timely manner. Any disruption of our production schedule caused by a shortage of raw materials could adversely affect our business. If raw material suppliers increase prices, we may not be able to find an economically feasible alternative. Any increased cost caused by an increase in raw materials could adversely affect our financial results.

If we are not able to hire and retain managers with the experience we need to run our businesses, it could have a material adverse effect on our financial condition and results of operations.

We have a management team that is limited in size, and in the event our financial condition does not improve or we default on our indebtedness, we may not have sufficient expertise or depth to address the issues that may arise in a timely matter or at all. In addition, we are seeking to fill important management vacancies in our Russian operations and we cannot assure you that we will be able to hire and retain managers and executives with the requisite experience and skills. Our inability to retain key management or fill important management vacancies, or to possess or obtain the requisite depth and experience necessary to confront the challenges we may face, would have a material adverse effect on our financial condition and our ability to run our business and execute our business plan.

We are exposed to exchange rates that could have a material adverse effect on our financial results and comparability of our results between financial periods.

Our functional currencies are the Polish zloty, Russian ruble, Hungarian forint and Ukranian gravna. Our reporting currency, however, is the U.S. dollar, and the translation effects of fluctuations in exchange rates of our functional currencies into U.S. dollars may materially impact our financial condition and net income and may affect the comparability of our results between financial periods.

In addition, the proceeds of the issuances of the Existing Notes were on-lent to certain of our operating subsidiaries that have the Polish zloty and Russian ruble as their functional currencies. Movements in the exchange rate of the U.S. dollar to Polish zloty and Russian ruble could therefore increase the amount of cash, in Polish zloty and Russian ruble, that must be generated in order to pay principal and interest on our New Notes.

The impact of translation could have a material adverse effect on our reported earnings. The table below summarizes the pre-tax impact of a one percent movement in each of the exchange rates which could result in a significant impact in the results of our operations as of September 30, 2012 on a pro forma basis giving effect to the Exchange Offers.

Exchange Rate	Value of notional amount	Pre-tax impact of a 1% movement in exchange rate
USD-Polish zloty	$668 million	$6.7 million gain/loss

Foreign exchange rates may be influenced by various factors, including changing supply and demand for a particular currency; government monetary policies (including exchange control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or on investment by residents of a country in other countries); changes in trade balances; trade restrictions; and currency devaluations and revaluations. Additionally, governments from time to time intervene in currency markets, directly or by regulation, in order to influence prices. These events and actions are unpredictable and could materially and adversely impact our business, results of operations and financial condition.

Weather conditions may have a material adverse effect on our sales or on the price of grain used to produce spirits.

We operate in an industry where performance is affected by the weather. Extreme changes in weather conditions may result in lower consumption of vodka and other alcoholic beverages. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and impact demand for the alcoholic beverages we produce and distribute. Similar weather conditions in the future may have a material adverse effect on our sales which could affect our business, financial condition and results of operations. In addition, inclement weather may affect the availability of grain used to produce raw spirit, which could result in a rise in raw spirit pricing that could negatively affect margins and sales.

We are subject to extensive government regulation and are required to obtain and renew various permits and licenses; changes in or violations of laws or regulations or failure to obtain or renew permits and licenses could materially adversely affect our business and profitability.

Our business of producing, importing and distributing alcoholic beverages in Poland and Hungary is subject to regulation by national and local governmental agencies and European Union authorities. In addition, our business in Russia is subject to extensive regulation by Russian authorities. These regulations and laws address such matters as licensing and permit requirements, regarding the production, storage and import of alcoholic products; competition and anti-trust matters; trade and pricing practices; taxes; distribution methods and relationships; required labeling and packaging; advertising; sales promotion; and relations with wholesalers and retailers. Loss of production capacity due to regulatory issues can negatively affect our sales and increase our operating costs as we attempt to increase production at other facilities during that time to offset the lost production. It is possible that these and other similar issues will adversely impact our sales and operating costs. Additionally, new or revised regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations in the countries in which we operate. We may incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally, strongly influence our viability and how we operate our business. Complying with existing laws, regulations and government policy is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues.

Additionally, governmental regulatory and tax authorities have a high degree of discretion and may at times exercise this discretion in a manner contrary to law or established practice. Such conduct can be more prevalent in jurisdictions with less developed or evolving regulatory systems like Russia. Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

We are subject to Russian regulatory requirements that we obtain bank guarantees for the payment of statutory excise duties, the loss of which would have a material adverse impact on our business and financial condition.

Under Russian law, Russian manufacturers of alcohol and excisable ethanol containing products, prior to purchasing the ethanol for the purposes of manufacturing of alcohol and excisable ethanol containing products, are required to make an advance payment of the applicable statutory excise duty to the state budget in the Russian Federation. The statutory excise duty is to be made on the basis of the total volume of the alcohol / ethanol containing products to be purchased (transferred) by the manufacturers within the tax period following the current tax period.

In order to be exempted from making an advance payment of the applicable statutory excise duty, the manufacturers shall submit to the tax authority of the place of registration of the manufacturers a bank guarantee issued by the relevant bank on behalf of the manufacturer and notify such tax authority of the exemption from the obligation to make the advance payment of the applicable statutory excise duty. A bank guarantee and a notice of exemption from making an advance payment of excise duty, must be submitted to the tax authority not later than on the 18th day of the current tax period.

A bank guarantee must satisfy the following requirements:

1.	must be irrevocable and non-transferable;

2.	the duration of a bank guarantee must expire, at the earliest, three to six months following the tax period in which ethyl alcohol was purchased. If the duration of a bank guarantee ends before the expiry of the above time period, (i) exemption from the payment of an advance payment of excise duty shall not be granted, (ii) a note proving exemption from making an advance payment of excise duty shall not be made by the tax authority on the notice, and (iii) a notice of exemption from making an advance payment of excise duty shall not be forwarded by the manufacturer of alcoholic and/or excisable alcohol-containing products to the producer of ethyl alcohol. In the event of the discharge by a taxpayer that has presented a bank guarantee the duty of paying excise duty on the alcoholic and/or alcohol-containing products sold in Russia in the amount of the advance payment of excise duty mentioned in the submitted bank guarantee, the tax authority at the latest on the date following the end day of a desk audit of the tax declaration for excise tax shall notify the bank that has issued the guarantee of exemption thereof from the obligations under this guarantee;

3.	the amount for which a bank guarantee is granted must secure the discharge of the obligation to pay in full the amount of excise duty in the amount of an advance payment; and

4.	a bank guarantee must allow for direct debiting of monetary assets from the guarantor’s account in case of its failure to satisfy in due time the demand for paying the monetary sum under the bank guarantee (in full or in part) forwarded before the end of the bank guarantee’s validity.

The loss of a bank guarantee to pay the statutory excise duty will prevent our ability to purchase ethanol, a key component of our manufactured products and, thus, would have a material adverse impact on our business operations and future prospects.

We may not be able to protect our intellectual property rights.

We own and license trademarks (for, among other things, our product names and packaging) and other intellectual property rights that are important to our business and competitive position, and we endeavor to protect them. However, we cannot assure you that the steps we have taken or will take will be sufficient to protect our intellectual property rights or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that third parties will not infringe on or misappropriate our rights, imitate our products, or assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license or market. In some cases, there may be trademark owners who have prior rights to our marks or to similar marks. Moreover, Russia generally offers less intellectual property protection than in Western Europe or North America. We are currently involved in opposition and cancellation proceedings with respect to trademarks similar to some of our brands and other proceedings, both in the Poland and elsewhere. If we are unable to protect our intellectual property rights against infringement or misappropriation, or if others assert rights in or seek to invalidate our intellectual property rights, this could materially harm our future financial results and our ability to develop our business.

We have incurred, and may in the future incur, impairment charges on our other trademarks and goodwill

At September 30, 2012, the Company had goodwill and other intangible assets of $1,193.7 million which constituted 60% of our total assets. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if an economic recession occurs and continues for a lengthy period or becomes severe, or if acquisitions made by the Company fail to achieve expected returns. We incurred impairment charges in 2011 and each of the preceding two years and we expect to recognize a significant impairment of intangible assets for the fourth quarter of 2012. Additional impairment charges related to our goodwill and other intangible assets could have a material adverse effect on our financial position and results of operations.

Our import contracts and agency brands contracts and licenses may be terminated.

As a leading importer of major international brands of alcoholic beverages in Poland and Hungary, we have been working with the same suppliers in those countries for many years and either have verbal understandings or written distribution agreements with them. In addition, we have distribution contracts in Russia through Whitehall. Where a written agreement is in place, it is usually valid for between one and five years and is terminable by either party on three to six months’ notice.

Although we believe we are currently in compliance with the terms and conditions of our import and distribution agreements, there is no assurance that all our import agreements will continue to be renewed on a regular basis, or that, if they are terminated, we will be able to replace them with alternative arrangements with other suppliers. Moreover, our ability to continue to distribute imported products on an exclusive basis depends on some factors which are out of our control, such as ongoing consolidation in the wine, beer and spirit industry worldwide, or producers’ decisions from time to time to change their distribution channels, including in the markets in which we operate. Additionally, in the event the CEDC, CEDC FinCo and/or CEDC FinCo LLC commence bankruptcy cases to seek confirmation of the Plan of Reorganization, import contract counterparties with our subsidiaries may seek to terminate such contracts due to such bankruptcy filing(s).

Further, in the event of any filing under Chapter 11 for bankruptcy protection, our agency brand contracts and licenses may be subject to termination by the counterparties. The termination of these agency brands contracts or licenses would have a material adverse impact on our business and results of operations.

Our business, results of operations and financial condition may be adversely affected if we undertake acquisitions of businesses that do not perform as we expect or that are difficult for us to integrate.

At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions, not all of which will be consummated. We make public disclosure of pending and completed acquisitions when appropriate and required by applicable securities laws and regulations.

Acquisitions involve numerous risks and uncertainties. If we complete one or more acquisitions, our results of operations and financial condition may be affected by a number of factors, including the failure of the acquired businesses to achieve the financial results we have projected in either the near or long term; the assumption of unknown liabilities; the fair value of assets acquired and liabilities assumed; the difficulties of imposing adequate financial and operating controls on the acquired companies and their management and the potential liabilities that might arise pending the imposition of adequate controls; the challenges of preparing and consolidating financial statements of acquired companies in a timely manner; the difficulties in integration of the operations, technologies, services and products of the acquired companies; and the failure to achieve the strategic objectives of these acquisitions. In addition, we may acquire a significant, but non-controlling, stake in a business, which could expose us to the risk of decisions taken by the acquired business’ controlling shareholder. Acquisitions in developing economies, such as Russia, involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political, and regulatory risks associated with specific countries.

We have acquired businesses in Russia and have experienced some of these risks, including difficulties in obtaining relevant financial information, hiring and retaining key management, and incurring significant losses and impairment charges. We cannot assure you that we will not experience the same or similar issues in the future.

Future acquisitions or mergers may result in a need to issue additional equity securities, spend our cash, or incur debt, liabilities or amortization expenses related to intangible assets, any of which could reduce our profitability.

Sustained periods of high inflation in Russia may materially adversely affect our business

Russia has experienced periods of high levels of inflation since the early 1990s. Despite the fact that inflation has remained relatively stable in Russia during the past few years, our profit margins from our Russian business could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate.

The developing legal system in Russia creates a number of uncertainties that could have a materially adverse effect on our business

Russia is still developing the legal framework required to support a market economy, which creates uncertainty relating to our Russian business. We have limited experience operating in Russia, which could increase our vulnerability to the risks relating to these uncertainties. Risks related to the developing legal system in Russia include:

•	inconsistencies between and among the constitution, federal and regional laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•	conflicting local, regional and federal rules and regulations;

•	the lack of judicial and administrative guidance on interpreting legislation;

•	the relative inexperience of judges and courts in interpreting legislation;

•	the lack of an independent judiciary;

•

a high degree of discretion on the part of governmental authorities, which could result in arbitrary or selective actions against us, including suspension or termination of licenses we need to operate in Russia;

•	poorly developed bankruptcy procedures that are subject to abuse; and

•	incidents of crime or corruption that could disrupt our ability to conduct our business effectively.

The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of this legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. Any of these factors could have a material adverse effect on our Russian business.

The tax system in Russia is unpredictable and gives rise to significant uncertainties, which complicate our tax planning and decisions relating to our Russian businesses. Tax laws in Russia have been in force for a relatively short period of time as compared to tax laws in more developed market economies and we have less experience operating under Russian tax regulations than those of other countries.

Russian companies are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to value added taxes, excise duties, profit taxes, payroll-related taxes, property taxes, and taxes or other liabilities related to transfer pricing and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent or unclear enforcement. During the peak of our 2010 Christmas production season, we were unable to obtain excise stamps from Russian authorities to be used at our largest production plant in Russia due to an administrative issue, over usage of old stamps, that blocked us from obtaining new excise stamps. Excise stamps are typically purchased every two to three weeks from the Russian authorities and are required to be purchased prior to the production of any vodka. Without these stamps, which must be affixed to each container of an alcoholic beverage exceeding 9% alcohol by volume produced in Russia, this plant was unable produce vodka during the peak of our production season. This loss of production capacity negatively affected our sales and increased our costs as we attempted to increase production at other facilities to offset the lost production. It is possible that we could have similar issues in the future that will adversely impact our sales and costs.

In addition, it is not uncommon for differing opinions regarding legal interpretation to exist between companies subject to such taxes, ministries and organizations of the Russian government and different branches of the Russian government such as the Federal Tax Service and its various local tax inspectorates, resulting in uncertainties and areas of conflict. Tax declarations are subject to review and investigation by a number of tax authorities, which are enabled by law to impose penalties and interest charges. The fact that a tax declaration has been audited by tax authorities does not bar that declaration, or any other tax declaration applicable to that year, from a further tax review by a superior tax authority during a three-year period. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In some instances, even though it may potentially be considered unconstitutional, Russian tax authorities have applied certain taxes retroactively. Within the past few years the Russian tax authorities appear to be taking a more aggressive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. In addition, our Russian business is and will be subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. Uncertainty relating to Russian transfer pricing rules could lead tax authorities to impose significant additional tax liabilities as a result of transfer pricing adjustments or other similar claims, and could have a material adverse effect on our Russian businesses and our company as a whole.

Frequent changes in Polish tax regulations may have an adverse effect on our results of operations and financial conditions.

The Polish tax system is characterized by instability. Tax regulations are frequently amended, often to the disadvantage of taxpayers. Tax laws in Poland may also need to be amended in order to implement new European Union legislation. These frequent changes in tax regulations have had and may in the future have negative effects on our business, financial condition, results of operations and prospects. Further, the lack of stability in the Polish tax regulations may hinder our ability to effectively plan for the future and to implement our business plan. The instability of the Polish tax system stems not only from changes in law but also from reliance by tax regulators on court implementations, which are also subject to potential changes and reversal.

Continued significant increases in excise tax in Russia may either reduce overall demand for vodka or reduce our margins.

In January 2013, excise taxes for above 9% alcohol in Russia were increased by 33%. Excise taxes are scheduled to be increased by an additional 25% in July 2014. Excise tax increases require us to raise prices which could in turn reduce demand for our products as price-sensitive consumers shift to lower cost products. In addition, because our rebates to customers are based on a percentage of gross sales revenue, an increase in excise tax without a corresponding price increase will negatively impact our gross margins.

We may be required to seek additional financing to meet our future capital needs and our failure to raise capital when needed could harm our competitive position, business, financial condition and results of operations.

From time to time, our business may require additional capital. In the future, it is possible that we will be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. Global credit markets and the financial services industry have been experiencing a period of unprecedented turmoil, characterized by the bankruptcy, failure or sale of various financial institutions and an unprecedented level of intervention from the U.S. and other governments. These events have led to unparalleled levels of volatility and disruption to the capital and credit markets and have significantly adversely impacted global economic conditions, resulting in additional, significant recessionary pressures and further declines in investor confidence and economic growth. Despite significant government intervention, global investor confidence remains low and credit remains relatively scarce. These disruptions in the financial markets, including the bankruptcy and restructuring of certain financial institutions, may adversely impact the current availability of credit and the availability and cost of credit in the future. Accordingly, if we need to seek additional funding, we may be significantly reduced in our ability to attract public or private financings or financial partners or relationships as a source of additional capital. In addition, this additional funding, if needed, may not be available on terms attractive to us, if at all. Furthermore, any additional debt financing, if available, may involve restrictive covenants that could restrict our ability to raise additional capital or operate our business. Our failure to raise capital when needed could harm our competitive position, business, financial condition and results of operations.

The Company and certain of its officers and directors were named as parties in class action lawsuits which could be costly, protracted and divert management’s attention, and harm our business.

On October 24, 2011, a class action complaint titled Steamfitters Local 449 Pension Fund vs. Central European Distribution Corporation, et al., was filed in the United States District Court, District of New Jersey on behalf of a putative class of all purchasers of our common stock from August 5, 2010 through February 28, 2011 against us and certain of our officers. The complaint seeks unspecified money damages and alleges violations of federal securities law in connection with alleged materially false and misleading statements and/or omissions regarding our business, financial results and prospects in our public statements and public filings with the SEC for the second and third quarters of 2010, relating to declines in our vodka portfolio, our need to take an impairment charge relating to the deterioration in fair value of certain of our brands in Poland and negative financial results from the launch of Żubrówka Biała. Subsequent to the above complaint, a second, substantially similar class action complaint titled Tim Schuler v. Central European Distribution Corporation, et al., was filed in the same court. By court orders dated August 22, 2012, the Steamfitters action and the Schuler action were consolidated and are now proceeding in the District of New Jersey under the caption In re Central European Distribution Corp. Securities Litigation, 11-cv-6247 (JBS-KMW). The Arkansas Public Employees Retirement System and the Fresno County Employees’ Retirement Association have been named lead plaintiffs in this action. Pursuant to an order of the court, the lead plaintiffs are expected to file an amended complaint by February 18, 2013. Defendants will then have 60 days to answer or move to dismiss the complaint.

On June 8, 2012, a purported securities fraud class action titled Grodko v. Central European Distribution Corporation, et al., was filed against the Company in the United States District Court for the Southern District of New York. The plaintiff in the lawsuit, who is suing purportedly on behalf of a class of all purchasers of the Company’s common stock between March 1, 2010 and June 4, 2012, alleges that the Company made false and/or misleading statements related to and/or failed to disclose that (1) the Company’s reported net sales in the years ended December 31, 2010 and 2011 were materially inflated; (2) as a result of a failure to account for retroactive trade rebates provided to the customers of Russian Alcohol, the Company anticipates restating its reported consolidated net sales, operating profit and related accounts for these periods; and (3) as a result of the foregoing, the Company’s statements were materially false and misleading at all relevant times. On August 7, 2012 a second, substantially similar class action complaint titled Puerto Rico System of Annuities and Pension for Teachers v. Central European Distribution Corporation, et al., was filed in the same court. By court orders dated September 4, 2012, the Grodko action and the Puerto Rico System of Annuities and Pension for Teachers action were transferred to the United States District Court for the District of New Jersey, where the actions have been consolidated and are proceeding under the caption Grodko v. Central European Distribution Corporation, et. al, No. 12-cv-5530 (JBS-KMW). The Puerto Rico System of Annuities and Pensions for Teachers has been named lead plaintiff in this Action. On February 15, 2013, the lead plaintiff filed an amended complaint and the defendants now have 30 days to answer or move to dismiss the complaint.

By complaints dated December 13, 2012, a single plaintiff filed two separate “derivative” actions against seven current and former CEDC directors, and against CEDC as a “nominal” defendant. The seven current and former directors named as defendants are: William Carey, Christopher Biedermann, David Bailey, Marek E. Forysiak, Markus Sieger, N. Scott Fine, Robert P. Koch and William S. Shanahan. These two actions were filed in the Superior Court of New Jersey, Burlington County, Chancery Division. Both complaints allege breaches of fiduciary duty, waste of corporate assets, and unjust enrichment. One complaint deals with alleged violations of the Foreign Corrupt Practices Act. The other complaint deals with alleged GAAP violations resulting from the Russian Alcohol Group trade rebate issue. The Company has until early April to respond to the complaints.

In December 2012, a shareholder filed a “books and records” complaint in Delaware state court, seeking to compel inspection of CEDC’s books and records. The case, captioned Khakshour v. Central European Distribution Corp., C.A. No. 8113-ML, is currently pending before the Court of Chancery.

Although we believe the allegations in the class and derivative complaints are without merit, these types of lawsuits can be protracted, time-consuming, distracting to management and expensive and, whether or not the claims are ultimately successful, could ultimately have an adverse effect on our business.

Our results are linked to economic conditions and shifts in consumer preferences, including a reduction in the consumption of alcoholic beverages, which could have an adverse effect on our financial performance.

Our results of operations are affected by the overall economic trends in Poland, Russia, Hungary and other regions in which we operate and sell our products, including the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. The current market environment including consumer trends, raw spirit price increases, excise increases, volatility in energy costs, diminished liquidity and credit availability, weakened consumer confidence and falling consumer demand, have contributed to lower levels of consumer spending, including consumption of alcoholic beverages. The effects of the global recession in many countries, including Russia and Hungary, have been quite severe, and it is possible that an economic recovery in those countries, and a related increase in consumer spending, will take longer to develop. While Poland’s GDP has increased in each of 2010 and 2011 and was forecasted to grow again in 2012, the Polish economy as well as the global economy continues to be volatile and forecasted growth in Poland may fail to materialize.

During the current period of volatility, reduced consumer confidence and spending may result in continued reduced demand for our products and may limit our ability to increase prices and finance marketing and promotional activities. These factors could have an adverse effect on our results of operations. For example, during 2011 the Company observed an overall market environment of declining vodka consumption and significant price sensitivities in its core markets of Poland and Russia. Additionally the Company experienced other key changes in market conditions, including changing of sales channel and product mix and market disruptions from relicensing in Russia. As such, the Company updated its goodwill impairment testing during the third quarter and fourth quarter of 2011 and took a charge of $930.1 million for goodwill impairment in Poland and Russia for the year. We also experienced the related underperformance of certain brands in Poland, primarily Bols Vodka, due to, among other factors, the movement of consumer purchasing from the sub-premium sector, where Bols Vodka is the leading brand, to the mainstream sector. As a result, the Company also took an impairment charge for certain Polish and Russian trademarks during the third quarter of 2011 of $127.7 million. Also, for example, due to the continued lower performance of certain brands as compared to our expectations in 2010, primarily Absolwent and Bols, we determined that the fair value of the trademarks related to these brands had deteriorated and recorded an impairment charge of $131.8 million during the fourth quarter of 2010 that included an impairment to the carrying values of our trademarks related predominantly to the Absolwent and Bols brand in Poland and an impairment charge of $20.3 million for the twelve months ended December 31, 2009 related to the Bols brand in Poland. We cannot assure you that we will not recognize further asset impairments or experience further declines in our financial performance in connection with continued market instability. A continued recessionary environment would likely make it more difficult to forecast operating results and to make decisions about future investments, and a major shift in consumer preferences or a large reduction in sales of alcoholic beverages could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to seasonality that may affect our quarterly operating results and impact the market price of our common stock.

Our business is dependent on weather conditions and subject to seasonality. Lower demand for vodka occurs during the first three fiscal quarters, which can result in seasonal financial results in certain markets in which we operate. Historically, sales in the fourth quarter have been significantly higher than in the other quarters of the year due to higher demand for vodka during the Christmas season. Results of a single financial quarter might therefore not be a reliable basis for the expectations of a full fiscal year and may not be comparable with the results in the other financial quarters. Seasonality effects may also increase our working capital requirements. In addition, any interruptions during our peak production season, such as those interruptions we experienced in the fourth quarter of 2010 in obtaining excise stamps from Russian authorities to produce and sell our product in Russia for a 14-day period, could materially adversely affect our business, financial condition and results of operations if they occur with unusual intensity or last for an extended period of time.

Risks Relating to Our Financial Reporting

We have identified material weaknesses in our internal controls over financial reporting.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2011, management concluded that there were four material weaknesses in our internal control over financial reporting, specifically in relation to our financial statement closing process, the development of certain management estimates, our internal controls with respect to the recording of retroactive trade rebates and trade marketing refunds at Russian Alcohol Group and our internal control over financial reporting regarding the implementation of our policy on compliance with applicable laws as of December 31, 2011. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. While we have identified four material weaknesses, we believe that our consolidated audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

While we are taking action to remediate our identified material weaknesses, the decentralized nature of our operations and the manual nature of many of our controls increases our risk of control deficiencies. No evaluation can provide complete assurance that our internal controls will detect or uncover all failures of persons within our company to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. We may in the future identify material weaknesses or significant deficiencies in connection with our internal controls over financial reporting. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our financial statements. Moreover, any future disclosures of additional material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting. Management continues to devote significant time and attention to improving our internal controls, and we will continue to incur costs associated with implementing appropriate processes, which could include fees for additional audit and consulting services, which could negatively affect our financial condition and operating results.

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in Poland, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, because our auditor is located in Poland, the PCAOB is prevented from inspecting our auditor. As a result, unlike the stockholders of most U.S. public companies, our stockholders are deprived of the possible benefits of such inspections, including an evaluation of our auditor’s performance of audits and its quality control procedures.

CAPITALIZATION

The following table sets forth CEDC’s and its consolidated subsidiaries’ cash and capitalization as of September 30, 2012 (i) on an actual basis and (ii) as adjusted to give pro forma effect to the Exchange Offers as if they had occurred on September 30, 2012. We reserve the right to modify certain components of the Exchange Offers. Any such modifications could cause the table presented below to change.

The information presented below should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements incorporated by reference in this Offering Memorandum and Disclosure Statement. The pro forma adjustments relating to the Exchange Offers have been prepared on the basis of the following assumptions:

•	All of our outstanding Existing 2013 Notes ($257,858,000 principal amount excluding applicable net discounts) are exchanged for an aggregate of 2,320,093 shares of New Common Stock;

•

All of our outstanding Existing 2016 Notes ($936,635,000 principal amount excluding applicable net discounts) are exchanged for $468 million principal amount of New Secured Notes reflecting approximately $18 million of accrued interest on Existing 2016 Notes through March 15, 2013 and $200 million principal amount of New Convertible Secured Notes. Interest on the New Secured Notes is assumed to escalate from 8.0% in 2011 to 9.0% in 2012. Interest on the New Convertible Secured Notes accrues at 10.0% annually;

•	The Consent Fee is paid to all holders of Existing 2016 Notes;

•	Transaction fees of $35,000,000 have been treated as expensed in 2011 and are not capitalized;

•	All balance sheet items (capital expenses) relating to the original issuance of the Existing Notes are reversed; and

•	In aggregate, there would be 25,000,000 shares of New Common Stock.

The Exchange Offers may not be consummated unless the related conditions are satisfied or waived. The pro forma information below assumes that all Existing Notes are tendered in the Exchange Offers.

	September 30, 2012
	Actual	Pro Forma(1)
	(unaudited) (in thousands)
Cash	$102,713	$63,030

Long-term debt, including current portion:
Existing Credit Facilities	115,196	115,196
Existing 2013 Notes	257,122	0
Obligations under RTL Notes*	20,000	0
RTL Credit Facility*	50,000	0
Existing 2016 Notes	933,871	0
New Secured Notes	0	468,000
New Convertible Secured Notes		200,000
Capital leases	1,506	1,506

Total long-term debt, including current portion	1,337,695	784,702

Temporary Equity	29,443	0
Stockholder’s equity:
Common Stock ($0.01 par value, 120,000,000 shares authorized, 73,045,992 shares issued and outstanding at September 30, 2012)	730	250
Preferred Stock ($0.01 par value, 1,000,000 shares authorized, none issued and outstanding)	0	0
Additional paid-in-capital	1,371,389	1,371,389
Accumulated deficit	(1,189,620)	(595,627)
Accumulated other comprehensive income	28,438	28,438

Less Treasury Stock at cost (246,037 shares at September 30, 2012)	(150)	0
Total Stockholders’ Equity	210,787	804,450

Total Capitalization	$1,577,925	$1,589,152

(1)	Pro forma data assumes that all of the outstanding Existing 2013 Notes and Existing 2016 Notes will be tendered in the Exchange Offers.
*	Gives effect to the conversion of $50 million of the $70 million of RTL Notes into the $50 million RTL Credit Facility.

USE OF PROCEEDS

Any Existing Notes that are validly tendered and exchanged pursuant to the Exchange Offers will be retired and cancelled. Accordingly, the Exchange Offers will not result in any cash proceeds to us. The proceeds of the RTL Investment will be used for payment of the cash consideration in the CEDC FinCo Exchange Offer.

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND BOOK VALUE PER SHARE

The following table sets forth (i) the ratio of earnings to fixed charges on a consolidated basis and (ii) book value per share for each of the periods indicated. For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	Fiscal Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2011 (Pro Forma)	2012	2012 (Pro Forma)
Ratio of earnings to fixed charges	(0.60)	(10.47)	(17.80)	1.20	1.89
Book value per share				$2.68	$32.18

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following summary unaudited pro forma condensed consolidated financial data for the fiscal year ended December 31, 2011, and as of and for the nine months ended September 30, 2012 have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this Offering Memorandum and Disclosure Statement. The unaudited pro forma summary selected consolidated balance sheet as of September 30, 2012, gives effect to the exchange of the Existing Notes for New Secured Notes and New Common Stock, including fees and expenses, assuming that 100% of our outstanding Notes are exchanged for New Secured Notes and New Common Stock, as if all such transactions had occurred on September 30, 2012. The unaudited pro forma summary selected condensed consolidated statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012, give effect to the foregoing transactions as if they had occurred on December 31, 2010.

The unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that actually would have been reported had the foregoing transactions been completed, nor are they indicative of our future financial position or results of operations.

The pro forma condensed consolidated financial data are unaudited and based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” herein and our consolidated financial statements and related notes incorporated by reference herein. These assumptions include the following:

•	All of our outstanding Existing 2013 Notes ($257,858,000 principal amount excluding applicable debt discounts) are exchanged for an aggregate of 2,320,093 shares of New Common Stock.

•

All of our outstanding Existing 2016 Notes ($936,635,000 principal amount excluding applicable debt discounts) are exchanged for $468 million principal amount of New Secured Notes and $200 million principal amount of New Convertible Secured Notes. Interest on the New Secured Notes is assumed to escalate from 8.0% in 2011 to 9.0% in 2012. Interest on the New Convertible Secured Notes accrues at 10.0% annually.

•	In aggregate, there would be 25,000,000 shares of New Common Stock.

•	Transaction fees of $35,000,000 have been treated as expensed in 2011 and are not capitalized.

•	All balance sheet items (capital expenses) relating to the original issuance of the Existing Notes are reversed.

•	The Consent Fee is paid to all holders of Existing 2016 Notes.

•

The number of shares used in EPS calculation for 2011 and for nine months ending September 30, 2012 is 25,000,000 for basic number of shares. The incremental number of shares was derived by adding the shares issued pursuant to the Amended SPA (as herein after defined) and subtracting the effect of the dilutive employee stock options based on the treasury stock method.

•	A write-down of debt issuance cost associated with the issuance of the Existing 2016 Notes.

•	Restructuring costs associated with the Offering Memorandum and Exchange Offers would be paid in cash and not capitalized.

The pro forma condensed consolidated data assumes that all of the outstanding Existing 2013 Notes and Existing 2016 Notes will be tendered in the Exchange Offers.

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2012

Amounts in columns expressed in thousands

(except per share information)

	September 30, 2012 (unaudited)	Adjustments	Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$102,713	$($39,683)	$63,030
Accounts receivable, net of allowance for doubtful accounts at September 30, 2012 of $26,512	220,802	0	220,802
Inventories	160,061	0	160,061
Prepaid expenses	27,472	0	27,472
Other current assets	48,780	0	48,780
Deferred income taxes	5,173	146	5,319
Debt issuance costs	7,389	(7,389)	0

Total Current Assets	572,390	(46,926)	525,464
Intangible assets, net	486,787	0	486,787
Goodwill	706,924	0	706,924
Property, plant and equipment, net	178,871	0	178,871
Deferred income taxes, net	23,195	0	23,195
Debt issuance costs	11,324	(11,324)	0
Non-current assets held for sale	675	0	675

Total Non-Current Assets	1,407,776	(11,324)	1,396,452

Total Assets	$1,980,166	$(58,250)	$1,921,916

LIABILITIES AND EQUITY
Current Liabilities
Trade accounts payable	$78,735	$0	$78,735
Bank loans and overdraft facilities	115,196	0	115,196
Obligations under Existing 2013 Notes	257,122	(257,122)	0
Obligations under RTL Notes and RTL Credit Facility	70,000	(70,000)	0
Income taxes payable	9,421	0	9,421
Taxes other than income taxes	101,820	0	101,820
Other accrued liabilities	75,357	(29,477)	45,880
Current portions of obligations under capital leases	832	0	832

Total Current Liabilities	708,483	(356,599)	351,884
Long-term obligations under capital leases	674	0	674
Long-term obligations under Existing 2013 Notes	0	0	0
Long-term obligations under Existing 2016 Notes	933,871	(933,871)	0
New Secured Notes	0	468,000	468,000
New Convertible Secured Notes	0	200,000	200,000
Long-term accruals	2,093	0	2,093
Deferred income taxes	94,815	0	94,815
Commitments and contingent liabilities (Note 15)

Total Long-Term Liabilities	1,031,453	(265,871)	765,582
Temporary equity	29,443	(29,443)	0
Stockholders’ Equity
Common Stock ($0.01 par value, 120,000,000 shares authorized, 73,045,992 shares issued and outstanding at September 30, 2012 )	730	(480)	250
Preferred Stock ($0.01 par value, 1,000,000 shares authorized, none issued and outstanding)	0	0	0
Additional paid-in-capital	1,371,389	0	1,371,389
Accumulated deficit	(1,189,620)	593,993	(595,627)
Accumulated other comprehensive income	28,438	0	28,438
Less Treasury Stock at cost (246,037 shares at September 30, 2012)	(150)	150	0
Total Stockholders’ Equity	210,787	593,663	804,450

Total Liabilities and Equity	$1,980,166	$(58,250)	$1,921,916

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Amounts in columns expressed in thousands

(except per share information)

	Year ended December 31,
	Year Ended December 31, 2011	Adjustments	Pro Forma
	(Restated)
Sales	$1,737,996	$0	$1,737,996
Excise taxes	(908,430)	0	(908,430)
Net sales	829,566	0	829,566
Cost of goods sold	530,495	0	530,495

Gross profit	299,071	0	299,071

Selling, general and administrative expenses	262,175	35,000	297,175
Gain on remeasurement of previously held equity interests	(7,898)	0	(7,898)
Impairment charge	1,057,819	0	1,057,819

Operating income / (loss)	(1,013,025)	(35,000)	(1,048,025)

Non-operating income / (expense), net
Interest income / (expense), net	(110,158)	43,250	(66,908)
Other financial income / (expense), net	(139,069)	(19,565)	(158,634)
Other non-operating income / (expense), net	(17,910)	(4,683)	(22,593)

Income / (loss) before taxes and equity in net income from unconsolidated investments	(1,280,162)	(15,998)	(1,296,160)

Income tax benefit / (expense)	(35,276)	0	(35,276)
Equity in net income / (losses) of affiliates	(7,946)	0	(7,946)

Net income / (loss)	(1,323,384)	(15,998)	(1,339,382)

Less: Net income attributable to noncontrolling interests in subsidiaries	0	0	0

Net income / (loss) attributable to CEDC	(1,323,384)	(15,998)	(1,339,382)

Net income / (loss) from operations per share of common stock, basic	$(18.34)	$(35.24)	$(53.58)
Net income / (loss) from operations per share of common stock, diluted	$(18.34)	$(35.24)	$(53.58)
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(28,337)	0	(28,337)

Comprehensive income/(loss)	$(1,351,721)	$(15,998)	$(1,367,719)

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2012

Amounts in columns expressed in thousands

(except per share information)

	Nine months ended September 30, 2012	Adjustments	Pro Forma
Sales	$1,125,619	$0	$1,125,619
Excise taxes	(601,098)	0	(601,098)
Net sales	524,521	0	524,521
Cost of goods sold	312,055	0	312,055

Gross profit	212,466	0	212,466

Selling, general and administrative expenses	187,909	0	187,909
Operating income	24,557	0	24,557

Non-operating income / (expense), net
Interest income / (expense), net	(78,139)	28,607	(49,532)
Other financial income / (expense), net	80,648	903	81,551
Other non-operating income / (expense), net	(10,982)	0	(10,982)
Income / (loss) before income taxes and equity in net losses from unconsolidated investments	16,084	29,510	45,594
Income tax benefit / (expense)	(7,820)	0	(7,820)
Net income / (loss) attributable to the company	8,264	29,510	37,774
Net income / (loss) from operations per share of common stock, basic	$0.11	$1.40	$1.51
Net income / (loss) from operations per share of common stock, diluted	$0.10	$1.41	$1.51
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(6,724)	0	(6,724)

Comprehensive income / (loss) attributable to the company	$1,540	$29,510	$31,050

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of CEDC’s financial condition and results of operations together with CEDC’s consolidated financial statements and the related notes and other financial information included or incorporated by reference elsewhere in this Offering Memorandum and Disclosure Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Memorandum and Disclosure Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” and “Forward-Looking Statements” in this Offering Memorandum and Disclosure Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is one of the world’s largest vodka producers and Central and Eastern Europe’s largest integrated spirit beverages business with its primary operations in Poland, Russia and Hungary. During 2011, the Company continued its strategy of integrating the business in Russia following the buyout of the remaining stake in the Whitehall Group in the first quarter of 2011 where the Company took full economic and controlling ownership of the business. In addition, the Company continued to focus on developing sales volumes in its key markets of Poland and Russia. Overall, both the Polish and Russian vodka markets continued to see an overall market decline, however in Poland the Company was able to see year on year domestic volume growth for year ending December 31, 2011 of 33% primarily due to the continued success of its recently launched Żubrówka Biała brand. Additionally the Company also began to show progress in the higher margin flavored segment with a successful launch of Jeżówka and the re-launch of Soplica which grew by 27% during the fourth quarter of 2011. Total Russian volumes were down which was driven by lower domestic volumes partially offset by higher export volumes. On the domestic front, sales volumes for the year 2011 in Russia were down by 18% as compared to 2010. This was due to factors including an overall weak spirit market and the continued impact of the wholesaler relicensing process during the first three quarters, and market share losses to competitors during 2011. Finally spirit, which is the main ingredient in vodka production, continued to see higher price levels as compared to 2010, which together with higher levels of market investment resulted in a contraction of gross margins as compared to the prior year and impacted total gross margins by $36.7 million in 2011 as compared to the prior year.

3% Convertible Senior Notes due 2013.

Our Existing 2013 Notes are due and payable on March 15, 2013. Our current cash on hand, estimated expected cash from operations and amounts available under our existing credit facilities will not be sufficient to make the required payments upon maturity of our Existing 2013 Notes and we may default on the Existing 2013 Notes. The outstanding principal amount under the Existing 2013 Notes is $257.9 million. As of February 13, 2013, we have $59.0 million available cash on hand, and approximately $17.7 million available under our credit facilities.

A failure to make a payment of principal upon the maturity of the Existing 2013 Notes would result in an event of default under the Existing 2016 Notes ($957.4 million principal amount outstanding assuming an exchange rate of $1.3427 to €1.00, which reflects the trailing thirty day average exchange rate through February 22, 2013 as reported by Bloomberg Finance L.P.) and other indebtedness, which could lead to such debt being accelerated. In addition, we had $112.2 million outstanding under credit facilities as of February 13, 2013, and under most of these loan agreements if it is determined that a material adverse change has occurred, the loan agreement can be immediately terminated by the lending bank, and we do not have sufficient liquidity to repay our bank facilities if they were terminated. As a result of these considerations, the Company’s auditors’ report for the year ended December 31, 2011 expressed substantial doubt about the Company’s ability to continue as a going concern.

The failure to consummate the Exchange Offers could require us to file a petition for bankruptcy protection under Chapter 11 in the Bankruptcy Court and similar insolvency proceedings in the countries in which we operate, whether or not the Plan of Reorganization is approved by the holders of Existing Notes. See “Risk Factors—The Existing 2013 Notes mature on March 15, 2013. A failure to pay the outstanding principal amount under the Existing Notes when due would trigger an event default under the Existing 2016 Notes and other indebtedness.”

Restatement

The Company restated its consolidated financial statements for the years ended December 31, 2011 and 2010. The restatement corrects certain accounting errors primarily related to the accounting for retroactive rebates provided to customers during those periods, accounting for revenue transactions, assets write offs, cut off errors and income taxes. The restatement also includes reclassifications of accounts payable for periods prior to 2011 to conform to the current presentation.

The restatement arose upon the following circumstances. The Company changed its senior management at its principal operating subsidiary in Russia, the Russian Alcohol Group (“RAG”), during April 2012. Following this change, senior Company management requested that the new management team review Russian Alcohol Group’s business operations and internal controls, including an assessment of the resources and needs of the corporate finance and reporting departments. Based on the preliminary findings of that review, senior management concluded that the Company’s financial statements for the years ended December 31, 2011 and 2010 should no longer be relied upon because of a failure to reflect the timely reporting of the full amount of retroactive trade rebates and trade marketing refunds provided to RAG’s customers in Russia.

Thereafter, the Audit Committee of the Company’s board of directors initiated an internal investigation, with the assistance of outside counsel and forensic accountants engaged by outside counsel, regarding the Company’s retroactive trade rebates, trade marketing refunds and related accounting issues. The Audit Committee, through its counsel, voluntarily notified the SEC of the investigation and is cooperating with the SEC. The Audit Committee has completed its accounting investigation, and has identified accounting irregularities at Russian Alcohol Group, which resulted in the understatement of retroactive trade rebates and trade marketing refunds, as well as certain other errors that were concealed from both the Company’s senior management and the independent auditors. Certain reclassifications have also been made to conform data for all periods presented with the current presentation.

As a result of the investigation, the Company has also determined that a control deficiency existed which contributed to the incorrect accounting for the Company’s retroactive trade rebates and trade marketing refunds for customers giving rise to the restatement and that this deficiency constituted a material weakness in internal control over financial reporting. In connection with the investigation, the Company’s management also identified a material weakness in the Company’s internal control over financial reporting regarding the implementation of our policy on compliance with applicable laws as of December 31, 2011. Furthermore, the Company has expanded certain disclosure items related to income and deferred taxes.

Sales of Accounts Receivable

On February 24, 2011, a subsidiary of the Company, namely CEDC International Sp. z o.o., (“CEDC International”) entered into factoring arrangements (“Factoring Agreements”) with ING Commercial Finance Polska (“ING Polska”) for the sale up to 290.0 million Polish zlotys (approximately $91.3 million) of receivables. On January 1, 2012, the total limit under the Factoring Agreements was reduced from 290.0 million Polish zlotys ($91.3 million) to 250.0 million Polish zlotys ($78.7 million) and from March 1, 2012 it was further reduced to 220.0 million Polish zlotys ($69.2 million). The Factoring Agreements were to mature on April 30, 2012, however on April 25, 2012 the Company extended these agreements until September 30, 2012 with a further decrease of the total limit to 200.0 million Polish zlotys (approximately $62.9 million). On September 28,

2012 the Company further extended these agreements until December 31, 2012 with a decrease of the total limit to 170.0 million Polish zlotys (approximately $53.5 million). As of September 30, 2012, the total balance of receivables under factoring amounted to 95.9 million Polish zlotys (approximately $30.2 million) of the 170.0 million Polish zlotys limit available.

For the three and nine months ended September 30, 2012, CEDC International sold receivables in the amount of 282.3 million Polish zlotys ($88.8 million) and 979.7 million Polish zlotys ($308.3 million), respectively and recognized a loss on the sale in the statement of operations and comprehensive income in the amount of 2.8 million Polish zlotys ($0.8 million) and 9.1 million Polish zlotys ($2.7 million), respectively in respect of the non-recourse factoring.

Furthermore, CEDC International signed in June 2011 and in January 2012 factoring agreements with ING Polska and with Bank Handlowy w Warszawie Spółka Akcyjna (“Bank Handlowy”), respectively. These agreements allow CEDC International to sell to the banks receivables of three of CEDC International’s distributors named in these agreements. There is no financing limit in any of the two agreements. As a result of the agreement with ING Polska, in the three and nine month periods ended September 30, 2012 CEDC International sold receivables in the amount of 20.9 million Polish zlotys ($6.6 million) and 76.6 million Polish zlotys ($24.1 million), respectively and recognized a loss on the sale in the statement of operations and comprehensive income in the amount of 0.14 million Polish zlotys ($0.04 million) and 0.50 million Polish zlotys ($0.15 million). As a result of the agreement with Bank Handlowy, in the three and nine month periods ended September 30, 2012 CEDC International sold receivables in the amount of 21.1 million Polish zlotys ($6.6 million) and 65.3 million Polish zlotys ($20.5 million), respectively and recognized a loss on the sale in the statement of operations and comprehensive income in the amount of 0.10 million Polish zlotys ($0.03 million) and 0.3 million Polish zlotys ($0.09 million).

Additionally, in August 2012, CEDC International signed agreements with its distributor and Bank Zachodni WBK S.A. for non-recourse factoring of the receivables from the distributor and its related parties. There is no financing limit fixed in these agreements. As a result of these agreement, in the three and nine month period ended September 30, 2012 CEDC International sold receivables in the amount of 129.9 million Polish zlotys ($40.9 million) and recognized a loss on the sale in the statement of operations and comprehensive income in the amount of 1.3 million Polish zlotys ($0.4 million). CEDC International has no continuing involvement with the sold non-recourse receivables.

As of September 30, 2012, the liabilities from factoring with recourse amounted to $1.7 million and are included in the short term bank loans in the balance sheet. Corresponding receivables from factoring with recourse are presented under accounts receivable in the balance sheet.

ING Polska has notified us that they will not extend the Factoring Agreements beyond February 2013 and no new receivables will be factored beyond January 2013.

Agreements With Roust Trading Ltd.

Amended SPA

On July 9, 2012, the Company entered into an amended stock purchase agreement (the “Amended SPA”) with RTL, which amended and restated, in its entirety, the securities purchase agreement, dated April 23, 2012 between the Company and RTL (the “SPA”). The Amended SPA was terminated on January 21, 2013.

Pursuant to the Amended SPA, at the initial closing (the “Initial Closing”), which occurred on May 4, 2012 and was concluded on May 7, 2012, RTL purchased for cash (i) 5,714,286 shares (the “Initial Shares”) of common stock, par value $0.01 per share, of the Company for an aggregate purchase price of $30 million, or $5.25 per share, and (ii) an aggregate principal amount of $70 million RTL Notes. The Company has paid an aggregate amount of $1.05 million of interest on the RTL Notes. The proceeds (net of fees and expenses) of the issuance of the Initial Shares and the RTL Notes had been required to be used by the Company over a period of time to repurchase a portion of the Existing 2013 Notes. Additionally, in accordance with the Amended SPA, on December 19, 2012, the Company issued 3 million shares of common stock to RTL for no additional purchase price.

Amended Governance Agreement

Concurrently with the Amended SPA, the Company also entered into an amended and restated governance agreement (the “Amended Governance Agreement”) with RTL, which amended and restated, in its entirety, the governance agreement, dated April 23, 2012 between the Company and RTL. Under the Amended Governance Agreement, RTL obtained various governance, veto and other rights related to its investment in the Company. The Amended Governance Agreement was terminated on January 21, 2013.

Amended Voting Agreement

Concurrently with the Amended SPA, the Company also entered into the Amended Voting Agreement (the “Amended Voting Agreement”), which reaffirmed the obligations of RTL and each member of the board of directors, respectively, to vote in favor of certain financing transactions. The Amended Voting Agreement was terminated on January 21, 2013.

Term Sheet

On December 28, 2012, CEDC and RTL entered into the Term Sheet. The Term Sheet terminated the Amended SPA, Amended Governance Agreement and the Amended Voting Agreement, and both the Company and RTL agreed to release certain claims and causes of action arising under circumstances existing prior to the date of the Term Sheet. In addition, the Term Sheet released $50 million of funds RTL invested in the Company at the Initial Closing, constituting the remaining funds held by the Company after the repurchase of Existing 2013 Notes, for general corporate purposes. CEDC also agreed to convert $50 million in RTL Notes held by RTL into a term loan under the RTL Credit Facility.

The Term Sheet also addresses certain matters regarding management of the Company, including the following: (1) the formation of an operational management committee of the board of directors of the Company to oversee the day-to-day business and operations of the Company (including operational finance); (2) the formation of a restructuring committee of the board of directors responsible for all matters related to any restructuring of the Company’s capital; (3) the appointment of Grant Winterton as Chief Executive Officer of the Company, effective as of January 10, 2013; and (4) the Company shall use its best efforts to hold its annual general meeting of stockholders as soon as practicable. Notwithstanding the provisions in the Term Sheet related to the election of one of two alternative directors at the annual general meeting, the Company and RTL have mutually agreed to nominate Joseph Farnan for election as director of the Company.

RTL also agreed to forbear from exercising any remedies with respect to any event of default under the RTL Notes which relates to or arise out of circumstances existing prior to the date of the Term Sheet. RTL will be permitted to exercise its remedies and the forbearance will automatically terminate upon the earliest to occur of (i) any acceleration of any other indebtedness of the Company, (ii) the maturity of the Company’s Existing 2013 Notes and (iii) the occurrence of any other default under the RTL Notes.

In addition, in light of the termination of the Amended Governance Agreement, RTL and the Company agreed to maintain the corporate opportunity provisions that had been included in the Amended Governance Agreement. Consequently, RTL and the Company agreed that the doctrine of corporate opportunity would not apply to RTL, any director nominated by RTL or any affiliate of RTL. If RTL (or an affiliate) acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company, RTL will not (A) have any duty to communicate or offer such opportunity to the Company and (B) to the fullest extent permitted by law, will not be liable to the Company or to the Company’s stockholders for breach of any fiduciary or other duty by reason of the fact that RTL or any affiliate, including directors nominated by RTL, pursues or acquires for, or directs such opportunity to, itself or another person or does not communicate such opportunity or information to the Company.

The board of directors recognizes that actual or potential conflicts of interest may arise from time to time resulting from Mr. Roustam Tariko’s position on the board of directors and management of the Company, on the one hand, and his position as controlling stockholder of RTL and as a major stockholder in the Company and as a significant holder of Existing 2013 Notes, on the other. The board of directors seeks to mitigate any conflict of interest that may arise in the following manners: (i) the board of directors has formed the Russian Standard Relationship Committee to negotiate and evaluate future transactions with RTL. Messrs. Fine and Bailey, each of whom is an “independent director” under Rule 5605(a)(2) of the NASDAQ Marketplace Rules and none of whom have any prior relationship with RTL, serve on the Russian Standard relationship committee. The board of directors has also formed a special committee to advise in all instances where a conflict-of-interest between the Company and RTL may arise. Messrs. Fine, Bailey, Farnan and Sieger, each of whom not affiliated with RTL, constitute the special committee of the board of directors; (ii) Mr. Tariko will report regularly on any transactions that involve actual or potential conflicts of interest and in the event that Mr. Tariko and/or the Russian Standard relationship committee believe a review of any such transaction is appropriate they will be permitted to conduct such a review.

RTL Credit Facility

Pursuant to the Term Sheet, CEDC and RTL have entered into the RTL Credit Facility. Pursuant to the terms of the RTL Credit Facility, $50 million aggregate principal amount of the RTL Notes was converted into a new term loan from RTL to CEDC in an equal principal amount of $50 million (the “Conversion”) and the aggregate outstanding principal amount of RTL Notes was reduced to $20 million.

Most of CEDC’s subsidiaries are guarantors under the RTL Credit Facility. The RTL Credit Facility benefits from security granted by certain CEDC subsidiaries in Russia over inventory of specified brands with an aggregate value of goods in circulation at any time not less than 2,170,000,000 Russian rubles (approximately $70 million) calculated by reference to the balance sheet value of the goods (excluding VAT).

Sibirksy Credit Facility

A CEDC subsidiary, Sibirsky LVZ, and Russian Standard Bank have entered into a 465 million Russian ruble (approximately $15 million) credit facility (the “Sibirsky Credit Facility”). The Sibirsky Credit Facility provides for a commitment of 465 million Russian rubles and will have a maturity date of one year with an interest rate fixed at 12% per annum, to be paid quarterly. The terms of the Sibirsky Credit Facility are described in detail in “Description of Other Indebtedness”. As of February 27, 2013, Sibirsky had drawn down all 465 million Russian rubles under the Sibirsky Credit Facility.

Exercise of RTL’s Claimed Put Right Under the Amended SPA

On January 29, 2013, RTL sought to exercise its claimed put right under Section 8.13 of the Amended SPA. The Company asserts that this put right, and all other provisions in the Amended SPA and all related agreements, have been terminated and may no longer be exercised by RTL. RTL, through its beneficial ownership report filed on Schedule 13D/A, has expressed disagreement with the Company’s position. The Company and RTL subsequently entered into a forbearance agreement dated February 6, 2013, pursuant to which the parties agreed that neither will pursue any further action in respect of the put right notice for a period ending April 30, 2013, after which either party may assert any and all remedies available to it.

Significant factors affecting our consolidated results of operations

Effect of Acquisitions of Whitehall

On May 23, 2008, the Company and certain of its affiliates entered into, and closed upon, a Share Sale and Purchase Agreement and certain other agreements whereby the Company acquired shares representing 50% minus one vote of the voting power, and 80% of the economic interests in the Whitehall Group (“Whitehall”).

On February 7, 2011, the Company entered into a definitive Share Sale and Purchase Agreement and registration rights agreement, in accordance with the terms that were agreed by the parties on November 29, 2010, and disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2010. Pursuant to these agreements, among other things and upon the terms and subject to the conditions contained therein, we received the remaining 20% of the economic interest and 50% plus one vote of the voting interest in Whitehall previously not owned by us, as well as the global intellectual property rights for the Kauffman Vodka brand. In exchange we paid total consideration of $93.2 million including $17.5 million for the intellectual property rights for the Kauffman Vodka brand.

As a result of this transaction, the Company acquired 100% of the voting and economic interest in Whitehall and changed the accounting treatment for interest in Whitehall from the equity method of accounting to consolidation starting from February 7, 2011.

Effect of Exchange Rate and Interest Rate Fluctuations

Substantially all of Company’s operating cash flows and assets are denominated in Polish zloty, Russian ruble and Hungarian forint. This means that the Company is exposed to translation movements both on its balance sheet and statement of operations. The impact on working capital items is demonstrated on the cash flow statement as the movement in exchange on cash and cash equivalents. The impact on the statement of operations is due to the movement of the average exchange rate used to restate the statements of operations from Polish zloty, Russian ruble and Hungarian forint to U.S. dollars. The amounts shown as exchange rate gains or losses on the face of the statements of operations relate only to realized gains or losses on transactions that are not denominated in Polish zloty, Russian ruble or Hungarian forint.

Because the Company’s reporting currency is the U.S. dollar, the translation effects of fluctuations in the exchange rate of our functional currencies have impacted the Company’s financial condition and results of operations and have affected the comparability of our results between financial periods.

The Company also has borrowings including its Existing 2013 Notes and Existing 2016 Notes that are denominated in U.S. dollars and euros, which have been lent to its operations where the functional currency is the Polish zloty and Russian ruble. The effect of having debt denominated in currencies other than the Company’s functional currencies is to increase or decrease the value of the Company’s liabilities on that debt in terms of the Company’s functional currencies when those functional currencies depreciate or appreciate in value, respectively. As a result of this, the Company is exposed to gains and losses on the re-measurement of these liabilities. The table below summarizes the pre-tax impact of a one percent movement in each of the exchange rates which could result in a significant impact in the results of the Company’s operations.

Exchange Rate	Value of notional amount	Pre-tax impact of a 1% movement in exchange rate
USD-Polish zloty	$426 million	$4.3 million gain/loss
USD-Russian ruble	$264 million	$2.6 million gain/loss
EUR-Polish zloty	€430 million or approximately $556 million	$5.6 million gain/loss

Effect of Impairment Testing

The Company has continued to observe an overall market environment of declining vodka consumption and significant price sensitivities in its core markets of Poland and Russia. Additionally the Company experienced other key changes in market conditions, including changing of sales channel and product mix and market disruptions from relicensing in Russia. As such the Company determined that an impairment indicator exists, performed a goodwill impairment test during the third quarter of 2011 and fourth quarter of 2011, and took an impairment charge of $930.1 million related to its core businesses in Poland and Russia during 2011. We also experienced related underperformance of certain brands in Poland, primarily Bols Vodka, due to among other factors the movement of consumer purchasing from the sub-premium sector, where Bols Vodka is the leading brand, to the mainstream sector. Therefore, the Company also took an impairment charge for trademarks during the third quarter of 2011 of $127.7 million.

We also have experienced impairment charges in prior periods, which affect our period to period comparability. Due to the continued lower performance of certain brands as compared to our expectations in 2010, primarily Absolwent and Bols, we determined that the fair value of the trademarks related to these brands had deteriorated and recorded an impairment charge of $131.8 million during the fourth quarter of 2010 that included an impairment to the carrying values of our trademarks related predominantly to the Absolwent and Bols brands in Poland and an impairment charge of $20.3 million for the twelve months ended December 31, 2009 related to the Bols brand in Poland.

The Company expects to recognize significant impairment of intangible assets for the fourth quarter of 2012. The Company is also confirming new methodologies in the recognition of costs in its projected cashflows. We cannot assure you that we will not recognize further asset impairments or experience declines in our financial performance in connection with the ongoing challenges that we are facing in our core markets.

Nine months ended September 30, 2012 compared to nine months ended September 30, 2011

A summary of the Company’s operating performance (expressed in thousands except per share amounts) is presented below.

	Nine Months ended September 30,
	2012	2011
Sales	$1,125,619	$1,176,861
Excise taxes	(601,098)	(630,513)
Net sales	524,521	546,348
Cost of goods sold	312,055	340,820

Gross profit	212,466	205,528

Selling, general and administrative expenses	187,909	180,836
Gain on remeasurement of previously held equity interests	0	(7,898)
Impairment charges	0	674,515

Operating loss	24,557	(641,925)

Non-operating income / (expense), net
Interest expense, net	(78,139)	(83,336)
Other financial income / (expense), net	80,648	(120,807)
Other non-operating expenses, net	(10,982)	(14,320)

Loss before taxes, equity in net income from unconsolidated investments	16,084	(860,388)

Income tax benefit/(expense)	(7,820)	14,232
Equity in net earnings/(losses) of affiliates	0	(7,946)

Net income / (loss) attributable to the company	$8,264	$(854,102)

Net income / (loss) from operations per share of common stock, basic	$0.11	$(11.85)
Net income / (loss) from operations per share of common stock, diluted	$0.11	$(11.85)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(6,724)

Comprehensive income / (loss) attributable to the Company	$1,540	$(904,512)

Net Sales

Net sales represent total sales net of all customer rebates, excise tax on production and imports and value added tax. Total net sales decreased by approximately 4.0%, or $21.8 million, from $546.3 million for the nine months ended September 30, 2011 to $524.5 million for the nine months ended September 30, 2012.

The decrease was driven by the impact of foreign exchange translation of $53.4 million and lower local currency sales value of $26.1 million. Decrease was partially offset by the consolidation of Whitehall only for eight months in 2011 comparing to full three quarters in 2012 of $6.5 million, increase in export sales of $6.3 million and increase of $44.8 due to price mix. In Russia although sales volumes were lower, this was offset by improved pricing and lower trade marketing spend in the quarter.

Our business split by segment, which represents our primary geographic locations of operations, Poland, Russia and Hungary, is shown below:

	Segment Net Sales Nine = months ended September 30,
	2012	2011
Segment
Poland	$159,778	$163,463
Russia	347,675	362,393
Hungary	17,068	20,492

Total net sales	$524,521	$546,348

Sales for Poland decreased by $3.7 million from $163.5 million for the nine months ended September 30, 2011 to $159.8 million for the nine months ended September 30, 2012. This decrease was driven mainly by a weaker Polish zloty against the U.S. dollar which accounted for approximately $21.6 million of sales in U.S. dollar terms offset by higher volume sales of $18.0 million. In 2012, the Company continued to see strong demand for its Żubrówka Biała, as well as higher margin flavored vodkas including Soplica.

Sales for Russia decreased by $14.7 million from $362.4 for the nine months ended September 30, 2011 to $347.7 for the nine months ended September 30, 2012. For the first half of the year sales for Russia remained stable and in the third quarter sales for Russia decreased by $14.7 million. This decline resulted from the impact of foreign exchange translation of $12.7 million, higher value of export sales of $4.9 million due to the increased lower value sales to the Ukraine partially offset by domestic sales value decrease of $6.9 million.

Sales for Hungary decreased by $3.4 million from $20.5 million for the nine months ended September 30, 2011 to $17.1 million for the nine months ended September 30, 2012 resulting primarily from weakening of the Hungarian forint against the U.S. dollar.

Gross Profit

Total gross profit increased by approximately 3.4%, or $7.0 million, to $212.5 million for the nine months ended September 30, 2012, from 205.5 million for the nine months ended September 30, 2011. Gross profit margins as a percentage of net sales increased by 2.9 percentage points from 37.6% to 40.5% for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The improvement in gross margin percentage was driven by a number of factors including improved product and channel mix in Poland and price increases taken in Russia. Part of the improvement in pricing coming from the Russian market was offset by the year on year growth of spirit pricing which resulted in approximately $11.3 million of additional cost in the nine months period of 2012.

Operating Expenses

Operating expenses consist of selling, general and administrative, or “S,G&A” expenses, advertising expenses, non-production depreciation and amortization, and provision for bad debts. Total operating expenses decreased by approximately 77.8%, or $659.6 million, from $847.5 million for the nine months ended September 30, 2011 to $187.9 million for the nine months ended September 30, 2012. This change includes a one-time gain in the nine month period ended September 30, 2011, amounting to $7.9 million in operating income based on the remeasurement of previously held equity interests in Whitehall to fair value and $674.5 of impairment charge. For comparability of costs between periods, items of operating expenses excluding this fair value adjustment and impairment charge are shown separately in the table below. Operating expenses, excluding fair value adjustments and impairment charge as a percent of net sales increased from 33.1% for the nine months ended September 30, 2011 to 35.8% for the nine months ended September 30, 2012. Operating expenses, net of fair value adjustments and impairment charge increased by $7.1 million, from $180.8 million for the nine months ended September 30, 2011 to $187.9 million for the nine months ended September 30, 2012.

The table below sets forth the items of operating expenses.

	Nine Months ended September 30,
	2012	2011
S,G&A	$162,925	$156,025
Marketing	18,063	16,360
Depreciation and amortization	6,921	8,451

Sub-total		180,836
Impairment charges	187,909	674,515
Fair value adjustments	0	(7,898)

Total operating expense	$187,909	$847,453

S,G&A consists of salaries, warehousing and transportation costs, administrative expenses and bad debt expense. S,G&A expenses increased by $6.9 million, from $156.0 million for the nine months ended September 30, 2011 to $162.9 million for the nine months ended September 30, 2012. The increase in S,G&A is primarily due to the inclusion of full three quarters of Whitehall in 2012 of $4.0 million, redundancy costs of $7.5 million, $13.5 million of additional legal costs incurred in the third quarter 2012 related to restatement of financial statements for 2010 and 2011 and additional bad debt provision in Russia of $3.2 million offset by the impact of weaker local currencies against the U.S. dollar.

Marketing expenses increased by $1.7 million, from $16.4 million for the nine months ended September 30, 2011 to $18.1 million for the nine months ended September 30, 2012 mainly due to higher marketing spending in Russia and Ukraine.

Depreciation and amortization decreased by $1.6 million, from $8.5 million for the nine months ended September 30, 2011 to $6.9 million for the nine months ended September 30, 2012.

Operating Income/(Loss)

Total operating income increased by approximately 103.8%, or $666.5 million, from a loss of $641.9 million for the nine months ended September 30, 2011 to $24.6 million income for the nine months ended September 30, 2012, which is primarily driven by impairment charge of $674.5 million charged in 2011. The table below summarizes the segmental split of operating profit.

	Nine Months ended September 30,
	2012	2011
Segment
Poland before fair value adjustments	$27,497	$21,155
Gain on remeasurement of previously held equity interests	0	7,898
Impairment charge	0	(213,687)
Poland after fair value adjustments	27,497	(184,634)
Russia before fair value adjustments	20,221	6,011
Impairment charge	0	(460,828)
Russia after fair value adjustments	20,221	(454,817)
Hungary	2,469	3,387

Corporate overhead
General corporate overhead	(23,711)	(3,862)
Option expense	(1,919)	(1,999)

Total operating income/(loss)	$24,557	$(641,925)

Underlying operating income in Poland excluding fair value adjustments increased by approximately 29.7%, or $6.3 million, from $21.2 million for the nine months ended September 30, 2011 to $27.5 million for the nine months ended September 30, 2012. The operating income in Russia excluding fair value adjustments increased by $14.2 million from $6.0 million for the nine months ended September 30, 2011 to $20.2 million for the nine months ended September 30, 2012. The changes in operating income in both of these segments were driven by all of the factors described above.

General corporate overhead increased by $19.8 million, from $3.9 million for the nine months ended September 30, 2011 to $23.7 million for the nine months ended September 30, 2012. This increase mainly was driven by $12.6 million of additional costs related to restatement and $4.4 million of redundancy costs.

Non-Operating Income and Expenses

Total interest expense decreased by approximately 6.2%, or $5.2 million, from $83.3 million for the nine months ended September 30, 2011 to $78.1 million for the nine months ended September 30, 2012. This decrease is mainly a result of the weaker euro as compared to the U.S. dollar, as a significant portion of the long-term borrowings are denominated in euro.

The Company recognized $80.6 million of unrealized foreign exchange rate gains in the nine months ended September 30, 2012, primarily related to the impact of movements in exchange rates on our U.S. dollar and euro denominated liabilities, as compared to $120.8 million of expense in the nine months ended September 30, 2011. These gains resulted mainly from the appreciation of the Polish zloty and Russian ruble against the U.S. dollar and euro. During the nine months ended September 30, 2012, the Company recognized $1.9 million gain on debt extinguishment related to repurchased part of Existing 2013 Notes.

Total other non-operating expenses decreased by $3.3 million, from $14.3 million for the nine months ended September 30, 2011 to $11.0 million for the nine months ended September 30, 2012. This decrease is mainly a result of write-off of assets held for sale in 2011, which represent $7.4 million of the decrease. The decrease was offset by higher costs related to factoring of receivables in 2012, which represent $6.5 million of expense for the nine months ended September 30, 2012 comparing to $3.7 million for the nine months ended September 30, 2011.

	Nine Months ended September 30,
	2012	2011
Write-off assets held for sale	0	(7,355)
Factoring costs and bank fees	(6,501)	(3,662)
Bank waiver costs	(1,867)	0
Other gains / (losses)	(2,614)	(3,303)
Total other non-operating income / (expense), net	$(10,982)	$(14,320)

Income Tax

Our effective tax rate for the nine months ended September 30, 2012 was 48.6% as compared to an average blended statutory rate of 21%. The difference between the statutory and effective tax rates was due primarily to permanent tax differences related to valuation allowances recorded against tax loss carry forwards that the Company believes will not be utilized in the future.

Equity in Net Earnings

Equity in net losses for the nine months ended September 30, 2011 include the Company’s proportional share of net income from its investment in the Moet Hennessey Russia Joint Venture for the period from January 1, 2011 to March 30, 2011 and Whitehall for the period from January 1, 2011 to February 7, 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

A summary of the Company’s operating performance (expressed in thousands except per share amounts) is presented below.

	Year ended December 31,
	2011	2010
	(Restated)	(Restated)
Sales	$1,737,996	$1,563,100
Excise taxes	(908,430)	(860,969)
Net sales	829,566	702,131
Cost of goods sold	530,495	392,461

Gross profit	299,071	309,670

Selling, general and administrative expenses	262,175	235,412
Gain on remeasurement of previously held equity interests	(7,898)	0
Impairment charges	1,057,819	131,849

Operating loss	(1,013,025)	(57,591)

Non-operating income / (expense), net
Interest expense, net	(110,158)	(101,325)
Other financial income / (expense), net	(139,069)	3,024
Other non-operating expenses, net	(17,910)	(13,879)

Loss before taxes, equity in net income from unconsolidated investments	(1,280,162)	(169,771)

Income tax benefit/(expense)	(35,276)	26,717
Equity in net earnings/(losses) of affiliates	(7,946)	13,386

Loss from continuing operations	(1,323,384)	(129,668)

Discontinued operations
Loss from operations of distribution business	0	(8,442)
Income tax benefit	0	37

Loss on discontinued operations	0	(8,405)

Net loss	$(1,323,384)	$(138,073)

Loss from continuing operations per share of common stock, basic	$(18.34)	$(1.85)
Income / (loss) from discontinued operations per share of common stock, basic	$0.00	$(0.12)

Loss from operations per share of common stock, basic	$(18.34)	$(1.97)

Loss from continuing operations per share of common stock, diluted	$(18.34)	$(1.85)
Income / (loss) from discontinued operations per share of common stock, diluted	$0.00	$(0.12)

Loss from operations per share of common stock, diluted	$(18.34)	$(1.97)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(28,337)	(61,155)

Comprehensive income / (loss) attributable to the Company	$(1,351,721)	$(199,228)

Net Sales

Net sales represent total sales net of all customer rebates, excise tax on production and imports and value added tax. Total net sales increased by approximately 18.2%, or $127.5 million, from $702.1 million for the year ended December 31, 2010 to $829.6 million for the year ended December 31, 2011. The overall increase was driven primarily by the consolidation of Whitehall starting from February of 2011, as it was not consolidated in 2010, giving additional $154.6 million. Excluding the impact of sales increase from the consolidation of Whitehall our sales value decreased by $27.1 million which was primarily a function of lower domestic sales of $79.5 million in Russia due to lower domestic sales volume, higher trade marketing spend, decrease in sales due to higher market investments and product sales mix in total of $31.4 million as well as lower local currency sales in Hungary of $1.5 million. This was offset by higher local currency sales in Poland of $21.1 million and by higher sales from foreign exchange translation of $24.8 million and higher export sales in Russia of $39.4 million.

Our business split by segment, which represents our primary geographic locations of operations, Poland, Russia and Hungary, is shown below:

	Segment Net Sales Twelve months ended December 31,
	2011	2010
	(Restated)	(Restated)
Segment
Poland	$226,411	$225,281
Russia	572,148	446,329
Hungary	31,007	30,521

Total net sales	$829,566	$702,131

Sales for Poland increased by $1.1 million from $225.3 million for the year ended December 31, 2010 to $226.4 million for the year ended December 31, 2011. This increase was driven mainly by a strengthening of the Polish zloty against the U.S. dollar which accounted for approximately $11.4 million of sales in U.S. dollar terms and higher volume sales of $21.1 million offset by a decrease in sales due to higher market investments and product sales mix in total of $31.4 million. The main drivers of our sales volume growth was the continued success of the Żubrówka Biała brand which grew by 473% from 2010 to reach 22 million liters. Offsetting some of this growth were declines in Bols and Absolwent which were down 27% and 30% respectively. Although overall net volumes were up, the mix impact of Bols decline had a negative impact on overall gross margins in Poland when compared to the prior year.

Sales for Russia increased by $125.8 million from $446.3 million for the year ended December 31, 2010 to $572.1 million for the year ended December 31, 2011. Included in the sales growth was a sales increase of $154.6 million from the consolidation of Whitehall into sales starting from February 2011. Additionally, sales increased by $11.3 million in U.S. dollar terms due to strengthening of the Russian ruble against the U.S. dollar. Export sales grew by $39.4 million; however export sales primarily to Ukraine, which represented 68% of these exports, contributed a lower gross margin percentage than domestic sales. Offsetting this was mainly lower local currency sales of $79.5 million including a $3.4 million decrease in sales for Bravo in the first quarter due to suspended production caused by its production license not being timely renewed. In early April, Bravo received its production license and normal sales continued again from this point with higher sales of its ready to drink products of $2.4 million in comparison to second quarter 2010. Although overall vodka brands were down in 2011 as compared to 2010, the Company successfully launched the Talka brand during the year which reached over 5.2 million liters of volume sales during the year and is expected to be a key driver in 2012.

Sales for Hungary increased by $0.5 million from $30.5 million for the year ended December 31, 2010 to $31.0 million for the year ended December 31, 2011 which results in a $1.5 million decrease in volumes in local currency terms as well as an increase resulting from strengthening of the Hungarian forint against the U.S. dollar which accounted for approximately $2.0 million of sales in U.S. dollar terms.

Gross Profit

Total gross profit decreased by approximately 3.4%, or $10.6 million, to $299.1 million for the year ended December 31, 2011, from $309.7 million for the year ended December 31, 2010. Gross profit margins as a percentage of net sales declined by 8.0 percentage points from 44.1% to 36.1% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The overall impact of higher cost of goods which includes the higher spirit pricing resulted in a $26.0 million impact on gross margins for the year ended December 31, 2011 compared to the same period in 2010. In addition to higher spirit prices, higher trade marketing spend and lower sales volumes reduced the overall gross margin in Russia. Within the Polish market the main factor driving the lower gross profit margins is that the Polish market continues to experience a strong competitive environment from other producers and retailers, especially discounters, making it difficult to increase prices in line with the spirit cost increases.

Operating Expenses

Operating expenses consist of selling, general and administrative, or “S,G&A” expenses, advertising expenses, non-production depreciation and amortization, provision for bad debts and impairment charges. Total operating expenses increased by $944.8 million, from $367.3 million for the year ended December 31, 2010 to $1,312.1 million for the year ended December 31, 2011. This change is primarily driven by a non-cash impairment charge for Poland and Russia recorded as of December 31, 2011 of $1,057.8 million, and a one-time gain recognized in the year ended December 31, 2011, amounting to $7.9 million based on the re-measurement of previously held equity interests in Whitehall to fair value. For comparability of costs between periods, items of operating expenses after excluding these fair value adjustments are shown separately in the table below. Operating expenses, excluding fair value adjustments as a percent of net sales decreased from 33.5% for the year ended December 31, 2010 to 31.6% for the year ended December 31, 2011. Operating expenses, net of fair value adjustments increased by $26.8 million, from $235.4 million for the year ended December 31, 2010 to $262.2 million for the year ended December 31, 2011. The increase resulted primarily from the consolidation of the results of Whitehall giving additional $37.2 million of costs, relicensing and restructuring costs in Russia of $21.2 million, as well as strengthening of the Russian ruble and Polish zloty against the U.S. dollar which accounted for approximately $5.2 million of sales in U.S. dollar terms offset by cost savings achieved in Poland and Russia.

The table below sets forth the items of operating expenses.

	Year Ended December 31,
	2011	2010
	(Restated)	(Restated)
S,G&A	$220,510	$192,261
Marketing	30,828	35,149
Depreciation and amortization	10,837	8,002

Sub-Total	262,175	235,412
Impairment charges	1,057,819	131,849
Fair value adjustments	(7,898)	0

Total operating expense	$1,312,096	$367,261

S,G&A consists of salaries, warehousing and transportation costs, administrative expenses and bad debt expense. S,G&A expenses increased by $28.2 million, from $192.3 million for the year ended December 31, 2010 to $220.5 million for the year ended December 31, 2011. This increase was primarily a result of $32.9 million from the consolidation of Whitehall in 2011.

Depreciation and amortization increased by $2.8 million, from $8.0 million for the year ended December 31, 2010 to $10.8 million for the year ended December 31, 2011. Of this increase $1.7 million is from the consolidation of Whitehall Group in 2011.

The Company assessed recent events and current circumstances, including current and future performance, re-launch and rebranding plans in 2011 and 2012. As a result of these events, the Company identified certain impairment indicators during third quarter of 2011 that would trigger the need for an impairment test of both goodwill and intangible assets. As a result the Company performed an impairment test on September 30, 2011 and annual impairment test on December 31, 2011 both of which resulted in a total impairment charge in the year of $930.1 million for goodwill and $127.7 million for intangible assets.

Operating Income/(Loss)

Total operating loss increased by $955.4 million, from $57.6 million loss for the year ended December 31, 2010 to $1,013.0 million loss for the year ended December 31, 2011, primarily driven by an impairment charge for Poland and Russia recorded as of December 31, 2011 of $1,057.8 million. The table below summarizes the segmental split of operating loss. Excluding the impact of fair value adjustments incurred in 2011 and corporate overhead, underlying operating income decreased from $82.7 million to $43.8 million. Fair value adjustments recorded in 2011 include a one-time gain on the re-measurement of previously held equity interests in Whitehall at the time of consolidation of $7.9 million and impairment charges of $213.7 million for Poland and $844.1 million for Russia.

	Year ended December 31,
	2011	2010
	(Restated)	(Restated)
Segment
Poland	$27,334	$28,478
Russia	10,982	48,805
Hungary	5,448	5,442

Sub-Total	43,764	82,725
Impairment charges	(1,057,819)	(131,849)
Fair value adjustments	7,898	0
Corporate overhead
General corporate overhead	(4,263)	(5,261)
Option expense	(2,605)	(3,206)

Total operating income/(loss)	$(1,013,025)	$(57,591)

Underlying operating income in Poland excluding fair value adjustments decreased by approximately 4.2%, or $1.2 million, from $28.5 million for the year ended December 31, 2010 to $27.3 million for the year ended December 31, 2011. The operating income in Russia excluding fair value adjustments decreased by 77.5%, or $37.8 million from income of $48.8 million for the year ended December 31, 2010 to $11.0 million for the year ended December 31, 2011. The changes in operating income in both of these segments were driven by all of the factors described above.

Non-Operating Income and Expenses

Total interest expense increased by approximately 8.8%, or $8.9 million, from $101.3 million for the year ended December 31, 2010 to $110.2 million for the year ended December 31, 2011. This increase is mainly a result of a stronger euro during most of the year as compared to the U.S. dollar, as a significant portion of the long-term borrowings are denominated in euros.

The Company recognized $139.1 million of foreign exchange rate losses in the year ended December 31, 2011, primarily related to the impact of movements in exchange rates on our U.S. dollar and euro denominated liabilities, as compared to $3.0 million of gain in the year ended December 31, 2010. These losses resulted mainly from the depreciation of the Polish zloty and Russian ruble against the U.S. dollar and euro.

Total other non-operating expenses increased by $4.0 million, from $13.9 million for the year ended December 31, 2010 to $17.9 million for the year ended December 31, 2011. Expenses in 2010 consisted of a one-time charge of $14.1 million related to the early call premium when the Senior Secured Notes due 2012 were repaid early in January 2010. Moreover they included the write-off of the unamortized offering costs related to the Senior Secured Notes due 2012 of $4.1 million. This was offset by a final dividend of $7.6 million received prior to disposal of the distribution business. In 2011 total balance primarily consists of $7.4 million representing write-off of assets related to Tula facility to net realizable value. Additionally it includes $5.7 million of other losses which primarily related to the costs of factoring in Poland and bank guarantees in Poland and Russia for customs and excise taxes. The Company began to factor receivables in 2011 which represent $2.9 million of expense for the year ended December 31, 2011. In Russia due to changes in legislation in 2011, the Russian business is required or prepay to have a bank guarantee to cover the excise tax related to six months of production at the time of spirit purchase, which resulted in $2.0 million of cost in 2011.

	Year ended December 31,
	2011	2010
	(Restated)	(Restated)
Early redemption call premium	$0	$(14,115)
Write-off of unamortized offering costs	0	(4,076)
Dividend received	0	7,642
Professional service expenses related to the sale of the distribution	0	(2,000)
Impairments related to assets held for sale	(7,355)	0
Factoring costs and bank fees	(5,652)	(2,267)
Other gains / (losses)	(4,903)	937

Total other non-operating income / (expense), net	$(17,910)	$(13,879)

Income Tax

Our tax charge for 2011 was $35.3 million which represents an effective tax rate for the year ended December 31, 2011 of (2.8%). The statutory tax rates in our key jurisdictions are 19% in Poland, 20% in Russia and 35% in the US. However due to the underlying performance of certain of the Company’s subsidiaries the Company determined that an additional non-cash valuation allowance for deferred tax assets of $61.3 million was required and took the charge during the year. Additionally, the Company did not recognize a tax asset for losses at these subsidiaries. Therefore the tax expense for the profitable entities was not offset by a tax benefit at loss making entities. The net increase in the Company’s uncertain income tax position, excluding the related accrual for interest and penalties, for 2011 resulted from additions for prior year tax positions of $5.0 million. As of December 31, 2011, the uncertain income tax position balance was $7.1 million. This resulted in a net tax charge even though on a consolidated basis the Company incurred a pre-tax loss.

Equity in Net Earnings

Equity in net losses for the year ended December 31, 2011 include the Company’s proportional share of net income from its investment in the Moet Hennessey Russia Joint Venture for the period from January 1, 2011 to March 30, 2011 and Whitehall for the period from January 1, 2011 to February 7, 2011.

Year ended December 31, 2010 compared to year ended December 31, 2009

A summary of the Company’s operating performance (expressed in thousands except per share amounts) is presented below.

	Year ended December 31,
	2010	2009
	(Restated)
Sales	$1,563,100	$1,532,352
Excise taxes	(860,969)	(842,938)
Net sales	702,131	689,414
Cost of goods sold	392,461	340,482

Gross profit	309,670	348,932

Selling, general and administrative expenses	235,412	144,158
Impairment charges	131,849	20,309

Operating income / (loss)	(57,591)	184,465

Non-operating income / (expense), net
Interest expense, net	(101,325)	(73,468)
Other financial income / (expense), net	3,024	25,193
Amortization of deferred charges	0	(38,501)
Other non-operating expenses, net	(13,879)	(934)

Income/(loss) before taxes, equity in net income from unconsolidated investments	(169,771)	96,755

Income tax benefit / (expense)	26,717	(18,495)
Equity in net earnings / (losses) of affiliates	13,386	(5,583)

Income / (loss) from continuing operations	(129,668)	72,677

Discontinued operations
Income / (loss) from operations of distribution business	(8,442)	9,410
Income tax benefit / (expense)	37	(1,050)

Income / (loss) on discontinued operations	(8,405)	8,360

Net income / (loss)	(138,073)	81,037

Less: Net income attributable to noncontrolling interests in subsidiaries	0	2,708
Net income / (loss) attributable to CEDC	$(138,073)	$78,329

Income / (loss) from continuing operations per share of common stock, basic	$(1.85)	$1.35
Income / (loss) from discontinued operations per share of common stock, basic	$(0.12)	$0.16

Income / (loss) from operations per share of common stock, basic	$(1.97)	$1.51

Income / (loss) from continuing operations per share of common stock, diluted	$(1.85)	$1.35
Income / (loss) from discontinued operations per share of common stock, diluted	$(0.12)	$0.15

Income / (loss) from operations per share of common stock, diluted	$(1.97)	$1.50
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(61,155)	129,182

Comprehensive income / (loss)	$(199,228)	$210,219

Net Sales

Total net sales increased by approximately 1.8%, or $12.7 million, from $689.4 million for the twelve months ended December 31, 2009 to $702.1 million for the twelve months ended December 31, 2010. The increase was driven primarily by the consolidation of Russian Alcohol Group during the full period in 2010, as it was not consolidated in the first quarter of 2009, resulting in an increase of $80 million. This increase was offset by a reduction of sales in each of our markets further discussed below. Our business split by segment, which represents our primary geographic locations of operations, Poland, Russia and Hungary, is shown below:

	Segment Net Sales Twelve months ended December 31,
	2010	2009
	(Restated)
Segment
Poland	$225,281	$258,727
Russia	446,329	394,102
Hungary	30,521	36,585

Total Net Sales	$702,131	$689,414

Sales for Poland decreased by $33.4 million from $258.7 million for the twelve months ended December 31, 2009 to $225.3 million for the twelve months ended December 31, 2010. This decrease was driven mainly by an overall reduction of the vodka market impacted by the mourning associated with the presidential death in April 2010, the extreme heat during the summer months as well as an overall soft alcohol beverage sector. On top of an estimated 5% drop in the overall vodka market in Poland, the Company lost approximately 3% of market share. In November 2010, the Company launched a new product, Żubrówka Biała (White Zubrowka) which has been very positively received by the market, resulting in a December 2010 market share of 2.3% in volumes and 2.1% in value terms of total vodka market following its initial launch. However since this product was only launched at the back end of the year, the impact of this launch was not enough to make up for the lower volumes incurred earlier in the year. Additionally the product was initially launched together with significant marketing spend in the form of rebates which reduced the impact the incremental sales had on net sales revenue and negatively impacted gross margin. These introductory market support programs which we began in November 2010 were however discontinued at the end of December, 2010. We also took the decision to invest more behind our other core vodka brands during the last half of the fourth quarter to start to reverse a two year slide of market share. These investments had an impact on the profitability in 2010, however we were encouraged by the initial market share results which saw our market share grow from 20.2% in November 2010 to 25.2% in January 2011. Further increasing the drop in sales value was the impact of channel mix in the market. The Polish market also saw a large increase of sales going through the key account and discounter channels and drop in sales through traditional accounts and small shops. The rebates given to key accounts and discounters are higher than those received by other channels thus further reducing our sales value as well as impacting gross margin.

Although the bulk of our business in Poland is the sales of our domestic vodkas, our export sales and sales of import brands increased by 20% and 9% respectively in volume terms for the year. Exports represent approximately 4% of our sales volume and exclusive import brands represent approximately 19% of our total sales value for the Polish operations.

These decreases in local currency sales value were partially offset by stronger Polish zloty against the U.S. dollar in the first half of the year which resulted in an overall year on year increase of approximately $4.8 million of sales in U.S. dollar terms.

Sales for Russia increased by $52.2 million from $394.1 million for the twelve months ended December 31, 2009 to $446.3 million for the twelve months ended December 31, 2010. This increase was driven by a combination of the strengthening of the Russian ruble against the U.S. dollar for the first three quarters of 2010 which accounted for approximately $5.2 million of the increase and the consolidation of Russian Alcohol Group which was completed in April 2009, which accounted for approximately $80.0 million of the increase. The increase was partially offset due to decreases in our sales in Russia which we believe resulted from higher trade marketing spend and the heat wave in the summer as well as delays in obtaining excise stamps in November as described earlier. Our underlying liter volume sales in Russia were generally flat for 2010 as compared to 2009 in the overall vodka market that we estimated declined by 4%–5%. We were one of the few vodka companies in Russia to grow market share during the year. Although we were able to gain market share, our sales value declined by approximately 3% due to the impact of product sales mix as well as higher trade marketing spend. With regards to mix, as we had higher sales growth of our lower priced brands such as Yamskaya, Urozhay and Gerbovaya as compared to our more premium and mainstream products. These lower priced economy products contribute less to both net sales revenue and gross margins than the higher priced mainstream and premium products. Higher trade marketing, which was recorded as a reduction of net sales revenue, was incurred to incentive customers in December 2010 following our production delays due to a lack of excise stamps as described above. For our Russian business, export sales increased by 68% in volume terms in 2010 as compared to the prior year to 1.4 million cases, driven primarily to sales to the Ukraine which grew by 265% to 0.75 million cases in 2010. Exports represent 7.7% of our sales volume of Russia.

The Hungarian sales decline was driven mainly by the soft consumer environment and an excise tax increase on January 1, 2010, which accounted for approximately $4.8 million of the total decrease of $6.1 million, as well as weakening of the Hungarian forint versus U.S. dollar in 2010 which resulted in $1.3 million of sales decrease in U.S. dollar terms.

Gross Profit

Total gross profit decreased by approximately 11.2%, or $39.2 million, to $309.7 million for the twelve months ended December 31, 2010, from $348.9 million for the twelve months ended December 31, 2009.

Gross profit margins as a percentage of net sales declined by 6.5 percentage points from 50.6% to 44.1% for the twelve months ended December 31, 2010 as compared to the twelve months ended December 31, 2009. This decline was primarily driven by the factors noted above, impacting our sales value, namely channel mix, higher market investments and the Żubrówka Biała product launch in Poland, product mix and excise stamp delays in Russia as well as higher spirit pricing in both segments. The increase in spirit cost in August 2010 and towards the end of 2010 resulted in an increase in cost of goods sold by approximately $9.5 million.

Operating Expenses

Total operating expenses increased by approximately 123.3%, or $202.8 million, from $164.5 million for the twelve months ended December 31, 2009 to $367.3 million for the twelve months ended December 31, 2010. The factors contributing to this increase were the full year consolidation of the Russian Alcohol Group of $30.7 million of additional operating expenses, a prior year one-off benefit from the fair value adjustment of $48.6 million (described further below), impairment charges in Poland and one-time costs associated with the integration of the Russian Alcohol Group and Parliament in Russia of $11.0 million. These cost increases were offset by the underlying cost savings of the integration of $18.4 million and the impact of foreign exchange rates of approximately $2.0 million.

For comparability of costs between periods, operating expenses after excluding the fair value adjustments incurred in 2009 as well as impairment charges taken in 2009 and 2010 are shown separately in the table below. As a percentage of net sales they slightly increased from 28.0% for the year ended December 31, 2009 to 33.5% for the year ended December 31, 2010. Operating expenses net of fair value adjustments, impairment charges and corporate overhead increased by $42.6 million, from $192.8 million for the year ended December 31, 2009 to $235.4 million for the year ended December 31, 2010. The increase was mainly due to full year consolidation of the Russian Alcohol Group in 2010 in comparison to 9 months period of consolidation in 2009 resulting in lower costs in 2009 by $30.7 million. This was partially offset by cost reduction programs implemented in Poland and

Russia as well as lower sales as compared to the same quarter in the prior year. The table below sets forth the items of operating expenses.

	Year Ended December 31,
	2010	2009*
	(Restated)
S,G&A	$192,261	$149,322
Marketing	35,149	36,863
Depreciation and amortization	8,002	6,578

Sub-Total	235,412	192,763
Impairment charges in Poland	131,849	20,309
Fair value adjustments	0	(48,605)

Total operating expense	$367,261	$164,467

*	The year 2009 does not consolidate a full year of costs for the Russian Alcohol Group as the Company began to consolidate this from the second quarter of 2009 only. Total operating expenses excluding impairment charges were $235.4 million for the twelve months ended December 31, 2010, as compared to an equivalent value of $224.7 million for the twelve months ended December 31, 2009 including $30.7 million costs from Russian Alcohol Group for the first quarter of 2010.

The Company recognized impairment charges of $131.8 million for the twelve months ended December 31, 2010 related predominately to the Absolwent brand in Poland, and an impairment charge of $20.3 million for the twelve months ended December 31, 2009 related to the Bols brand in Poland.

S,G&A increased by approximately 28.8%, or $43.0 million, from $149.3 million for the twelve months ended December 31, 2009 to $192.3 million for the twelve months ended December 31, 2010. The change in total S,G&A was primarily caused by the factors mentioned above, offset by cost savings initiatives.

Operating Income

Total operating income decreased by approximately 131.2%, or $242.1 million, from income of $184.5 million for the twelve months ended December 31, 2009 to loss of $57.6 million for the twelve months ended December 31, 2010. However, excluding the impact of impairment charges in 2010 and 2009 as well as the fair value adjustments incurred in 2009, the underlying operating profit went from $164.5 million to $82.7 million. Fair value adjustments recorded in 2009 include a one-time gain on the re-measurement of previously held equity interests in Russian Alcohol Group at the time of consolidation of $225.6 million, offset by $162.0 million of one-off charges related to non amortized discount of deferred consideration resulting from the accelerated buyout of Lion Capital’s interest in Russian Alcohol Group and a contingent consideration true-up of $15.0 million.

Excluding the impact of the gain, the impairment and true-up of contingent consideration described above, as a percent of net sales, operating profit margin decreased from 23.9% to 11.8%. The table below summarizes the segmental split of operating profit.

	Year ended December 31,
	2010	2009
	(Restated)
Segment
Poland	$28,478	$67,675
Russia	48,805	90,696
Hungary	5,442	6,149

Sub-Total	82,725	164,520
Impairment charges	(131,849)	(20,309)
Fair value adjustments	0	48,605
Corporate overhead
General corporate overhead	(5,261)	(4,569)
Option expense	(3,206)	(3,782)

Total operating income/(loss)	$(57,591)	$184,465

Underlying operating income in Poland decreased by approximately 57.9%, or $39.2 million, from $67.7 million for the twelve months ended December 31, 2009 to $28.5 million for the twelve months ended December 31, 2010. The operating income in Russia decreased by approximately 46.2%, or $41.9 million, from $90.7 million for the twelve months ended December 31, 2009 to $48.8 million for the twelve months ended December 31, 2010. The changes in operating income in both of these segments were driven by all of the factors described above.

In Hungary operating income margins remained constant with sales.

Non-Operating Income and Expenses

Total interest expense increased by approximately 37.8%, or $27.8 million, from $73.5 million for the twelve months ended December 31, 2009 to $101.3 million for the twelve months ended December 31, 2010. This increase is mainly a result of the additional interest from the Existing 2016 Notes. The incremental borrowings were used primarily to finance the remaining buy out of Russian Alcohol Group which was completed in January 2010.

The Company recognized $3.0 million of foreign exchange rate gains in the twelve months ended December 31, 2010, primarily related to the impact of movements in exchange rates on our U.S. dollar and euro denominated liabilities, as compared to $25.2 million in the twelve months ended December 31, 2009. This decrease resulted from the appreciation of the Polish zloty and Russian ruble against the U.S. dollar and euro.

Total other non-operating expenses increased by $13.0 million, from $0.9 million for the twelve months ended December 31, 2009 to $13.9 million for the twelve months ended December 31, 2010. This increase is mainly a result of the one-time charge of $14.1 million related to the early call premium when the Senior Secured Notes due 2012 were repaid early in January 2010. Further increase was due to the write-off of the unamortized offering costs related to the Senior Secured Notes due 2012 as well as the professional services expense incurred in connection with the sale of the distribution business in Poland which was offset with the dividend received. The table below summarizes the split of other non-operating expenses.

	Year ended December 31,
	2010	2009
	(Restated)
Early redemption call premium	$(14,115)	$0
Write-off of unamortized offering costs	(4,076)	0
Dividend received	7,642	0
Professional service expenses related to the sale of the distribution	(2,000)	0
Other gains / (losses)	(1,330)	(934)

Total other non-operating income / (expense), net	$(13,879)	$(934)

Income Tax

Our effective tax rate for the twelve months ended December 31, 2010 was 15.7%, which is driven by the statutory tax rates of 19% in Poland and 20% in Russia. The difference between the statutory and effective tax rates was primarily due to permanent tax differences.

Equity in Net Earnings

Equity in net earnings for the twelve months ended December 31, 2010 include the Company’s proportional share of net income from its investments in Whitehall. Total results of equity investments attributable to CEDC increased from loss of $5.6 million for the twelve months ended December 31, 2009 to income of $13.4 million for the twelve months ended December 31, 2010. This increase is mainly a result of the foreign exchange losses that Russian Alcohol Group incurred during the first quarter of 2009 as Russian Alcohol Group was still consolidated under equity method for this period.

Liquidity and Capital Resources

Discussion of Cash Flows

During the nine months ended September 30, 2012 and the twelve months ended December 31, 2011, the Company’s primary sources of liquidity were cash flows generated from operations, credit facilities, and proceeds from exercised options. The Company’s primary uses of cash were to fund its working capital requirements, service indebtedness, finance capital expenditures and fund acquisitions. The following table sets forth selected information concerning the Company’s consolidated cash flow during the periods indicated.

	Nine months ended September 30, 2012	Nine months ended September 30, 2011	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010	Twelve months ended December 31, 2009
			(Restated)	(Restated)
Cash flow from / (used) in operating activities	$(68,998)	$46,396	$29,986	$(28,117)	$89,752
Cash flow from / (used) in investing activities	(7,636)	(47,713)	(56,873)	464,921	(1,067,129)
Cash flow from / (used) in financing activities	81,141	(1,827)	10,091	(426,840)	997,964

Nine months ended September 30, 2012 cash flow

Net cash flow from operating activities

Net cash flow from operating activities represents net cash from operations and interest. Overall cash flow from operating activities decreased from cash generation of $46.4 million for the nine months ended September 30, 2011 to cash utilization of $69.0 million for the nine months ended September 30, 2012. The primary factors contributing to this lower cash generation in 2012 are due to the fact that in the first quarter of 2011, the Company entered into factoring arrangements in Poland for the first time which resulted in higher cash collection during this quarter. In 2011, the Polish operations received the cash inflow from the peak sales from the fourth quarter of 2010 as well as the cash from the factored receivables of the quarter, resulting in a one-off benefit in cash flow for the period. During the same period in 2012, the Polish operations only received the normal factored cash flow from the first quarter of 2012.

Overall working capital movements of accounts receivable, inventory and accounts payable resulted in cash outflow approximately $15.6 million of cash during the nine months ended September 30, 2012. Days sales outstanding (“DSO”) as of September 30, 2012 amounted to 39 days as compared to 44 days as of September 30, 2011. The number of days in inventory as of September 30, 2012 amounted to 135 days as compared to 85 days as of September 30, 2011. In addition, the ratio of our current assets to current liabilities, net of inventories, was 0.58 as of September 30, 2012 as compared to 1.54 as of September 30, 2011.

Net cash flow used in investing activities

Net cash flows used in investing activities represent net cash used to acquire subsidiaries and fixed assets. Net cash outflow for the nine months ended September 30, 2012 was $7.6 million as compared to $47.7 million for the nine months ended September 30, 2011.

Net cash flow from financing activities

Net cash flow from financing activities represents cash used for servicing indebtedness, borrowings under credit facilities. Net cash inflow in financing activities was $81.1 million for the nine months ended September 30, 2012 as compared to an outflow of $1.8 million for the nine months ended September 30, 2011. The primary inflow in the nine months ended September 30, 2012 was $100 million of cash invested by RTL and its affiliates offset by cash used for repayment of part of Existing 2013 Notes and loans by the Company.

Fiscal year 2011 cash flow

Net cash flow from operating activities

Net cash flow from operating activities represents net cash from operations and interest. Overall cash flow from operating activities increased from cash utilization of $28.1 million for the year ended December 31, 2010 to cash generation of $30.0 million for the year ended December 31, 2011. The primary factors contributing to this higher cash generation in 2011 were due to the factoring program entered into in Poland which greatly improved the cash flow cycle. For the year ended December 31, 2011 the Company had $74.6 million of cash inflows from accounts receivable collection as compared to an inflow of $25.4 million for the year ended December 31, 2010.

Overall working capital movements of accounts receivable, inventory and accounts payable provided approximately $85.8 million of cash during the year ended December 31, 2011. DSO as of December 31, 2011 amounted to 79 days. The number of days in inventory as of December 31, 2011 amounted to 81 days. In addition, the ratio of our current assets to current liabilities, net of inventories, amounted to 1.15 as of December 31, 2011.

Net cash flow used in investing activities

Net cash flows used in investing activities represent net cash used to acquire subsidiaries and fixed assets. Net cash outflows for the year ended December 31, 2011 was $56.9 million as compared to an inflow of $464.9 million for the year ended December 31, 2010. This outflow primarily represents the cash obligations paid as a result of the February 2011 acquisition of Whitehall of $36.8 million, net of cash acquired on consolidation, payment for the acquisition of the Kauffman Vodka trademark of $17.5 million, and payment of the remaining part of deferred consideration for Russian Alcohol Group of $5 million offset by proceeds received from disposal of the Moet Hennessy Joint Venture of $17.7 million.

Net cash flow from financing activities

Net cash flow from financing activities represents cash used for servicing indebtedness, borrowings under credit facilities and cash inflows from private placements and exercise of options. Net cash generated in financing activities was $10.1 million for the year ended December 31, 2011 as compared to an outflow of $426.8 million for the year ended December 31, 2010. The primary use in the year ended December 31, 2011 was repayment of loans by the Company offset by certain loans drawn in Russia.

Available Cash and Liquidity; Maturity Payment for Existing 2013 Notes due March 15, 2013

Our Existing 2013 Notes are due and payable on March 15, 2013. The outstanding principal amount under the Existing 2013 Notes is $257.9 million. As of February 13, 2013, we had $59.0 million available cash on hand, and approximately $17.7 million available under our credit facilities (including overdraft facilities, of which $9.9 million will terminate by March 7, 2013). We also have an interest installment due on our Existing 2016 Notes on June 1, 2013 equal to $43.5 million. Our current cash on hand, estimated cash from operations and available credit facilities will not be sufficient to make the repayment on the Existing 2013 Notes. As a result, the Company is conducting the Restructuring Transaction contemplated by this Offering Memorandum and Disclosure Statement. See “Risk Factors—The Existing 2013 Notes mature on March 15, 2013. A failure to pay the outstanding principal amount under the Existing Notes when due would trigger an event default under the Existing 2016 Notes and other indebtedness.”

Financing Arrangements

Loans

As of February 13, 2013, Whitehall has outstanding liability of €26.0 million ($34.8 million) from the term loans from JSC “Alfa-Bank”, Bank ZENITH (JSC) and JSC “Raiffeisenbank” drawn by LLC “Whitehall-Center”:

•

The loan agreement with JSC “Alfa-Bank”, dated July 22, 2008, matures on October 18, 2014. The credit limit under this agreement is €20.0 million ($26.8 million). The loan, as of February 13, 2013, consists of thirteen open tranches released between September 26, 2012 and January 22, 2013, and are repayable between March 26, 2013 and September 27, 2013. As of February 13, 2013, the Company had outstanding liability of €15.1 million ($20.2 million) from this term loan. The aforementioned loans drawn by LLC “Whitehall-Center” are guaranteed by LLC “WH Import Company” and part of them—in sum €7.1 million ($9.5 million), are secured by Whitehall’s inventory.

•

The loan agreement with Bank ZENITH (JSC), dated August 16, 2012, matures on April 25, 2014. The credit limit under this agreement is €10.0 million ($13.4 million). The loan, as of February 13, 2013, consists of three open tranches released between October 26, 2012 and January 28, 2013, and are repayable between February 22, 2013 and October 25, 2013. As of February 13, 2013, Whitehall had outstanding liability of €5.9 million ($7.9 million) from this term loan. The aforementioned loans drawn by LLC “Whitehall-Center” are guaranteed by LLC “WH Import Company” and secured by Whitehall’s inventory.

•

The loan agreement with JSC “Raiffeisenbank”, dated October 26, 2012, matures on September 30, 2013. The credit limit under this agreement is €5.0 million ($6.7 million). The loan, as of February 13, 2013, consists of four open tranches released between October 29, 2012 and November 20, 2012, and are repayable on September 30, 2013. As of February 13, 2013, the Company had outstanding liability of €5.0 million ($6.7 million) from this term loan. The aforementioned loans drawn by LLC “Whitehall-Center” are guaranteed by LLC “WH Import Company”. Raiffaisen bank has notified us that they will review credit facility in March, and if we do not repay amounts owed under the Existing 2013 Notes, the credit facility will be closed.

As of February 13, 2013, Russian Alcohol has outstanding term loans of 2,338 million Russian rubles ($77.4 million) from MKB Bank, Alfabank, Sberbank and JSC Grand Invest Bank, all drawn by Russian Alcohol Group, as well as, an overdraft facility from Nomos-Bank:

•

The loan agreement with MKB Bank, dated July 19, 2012, matures on February 25, 2013 and will not be prolonged or renewed. This loan has no financial covenants that need to be met. As of February 13, 2013, Russian Alcohol has outstanding liability of 750 million Russian rubles ($24.8 million) from this term loan. The loan is secured by inventory held by Russian Alcohol.

•

The loan agreement with Alfabank, dated July 25, 2012, matures on February 28, 2013 and will not be prolonged or renewed. This loan has no financial covenants that need to be met. As of February 13, 2013, the Company has outstanding liability of 720 million Russian rubles ($23.8 million) from this term loan. This loan is unsecured.

•

The loan agreement with JSC Grand Invest Bank, dated November 25, 2011, matures on November 22, 2013. This loan has no financial covenants that need to be met. As of February 13, 2013, Russian Alcohol has outstanding liability of 320 million Russian rubles ($10.6 million) from this term loan.

•

The overdraft agreement with Nomos-Bank, dated July 6, 2012, matures on March 07, 2013 and will not be prolonged or renewed. The credit limit under this agreement is 300 million Russian rubles ($9.9 million). This loan has no collateral. As of February 13, 2013, the overdraft was not utilized.

•

The loan agreement with Sberbank dated November 23, 2013, matures on November 22, 2013. As of February 13, 2013 outstanding debt is 248 million Russian rubles ($8.2 million). The loan is secured by equipment and inventory held by Russian Alcohol.

Each of our loan facilities contains a covenant that there will be no material adverse change in our financial position. In the event that it is determined that such a material adverse change has occurred, the loan agreement can be terminated immediately by the lending bank.

Bank Guarantees

In accordance with current legislation in Russia each producer of spirit beverages must acquire excise stamps and must pay excise tax in full before buying spirit for production purposes. For each lot of stamps purchased, the alcohol producer must provide the relevant body with a bank guarantee in the full amount of payment for the excise tax to secure the legality of usage of the excise stamps. This bank guarantee serves as insurance against the illegal usage of excise stamps by an alcohol producer.

In addition, under new legislation effective since August 1, 2011 the producer purchasing spirit alcohol must

a)	prepay the excise tax in full or

b)	provide the relevant tax body with a bank guarantee in the full amount of the excise tax before purchasing to secure payment of the excise tax. This bank guarantee serves as insurance that the excise tax is paid in time.

Russian Alcohol has in place a guarantee line agreement with multiple banks pursuant to which it was provided with a guarantee limit of 27.7 billion Russian rubles (approximately $918.0 million) for a period of 1 to 4 years. As of February 13, 2013, 18.1 billion Russian rubles (approximately $601.0 million) were utilized.

Bravo Premium signed a guarantee line agreement with multiple banks pursuant to which it was provided with a guarantee limit of 464.0 million Russian rubles (approximately $15.3 million) for a period from 1 to 2 years. As of February 13, 2013, 175 million Russian rubles ($5.8 million) were utilized.

Whitehall has in place a guarantee line agreement with multiple banks pursuant to which it was provided with a guarantee limit of 1.2 billion Russian rubles (approximately $38.8 million) as insurance against the illegal usage of excise stamps. As of February 13, 2013, 769 million Russian rubles ($25.5 million) were utilized.

According to the agreements, companies have the right to obtain bank guarantees during the agreement term for each purchase of excise stamps and for the purchase of spirit. The guarantees for excise stamps are held by Rosalkoregulirovanie (the Federal Service for Alcohol Market Regulation), during the whole production period for which the excise stamps were purchased. The guarantee for excise tax is held by the beneficiary (the tax body) for 6 months after the end of month the spirit was purchased.

As of February 13, 2013, the Company has bank guarantees related to customs duties and excise on imported goods in Poland of 4.7 million Polish zlotys (approximately $1.5 million) as well some other bank guarantees related to payments of $0.7 million.

As of February 13, 2013, Bols Hungary has bank guarantees related to payment of excise tax and office rental fee of 50 million Hungarian forints (approximately $0.2 million).

See “Risk Factors—If we are unable to consummate the Exchange Offers or a Plan of Reorganization, we may be unable to continue to access bank guarantee lines for excise taxes payable in respect of vodka sales in Russia which are critical to our operations in Russia.”

Factoring Agreements

On February 24, 2011, CEDC International entered into factoring arrangements for the sale of receivables. As of September 30, 2012, the total balance of receivables under factoring amounted to 95.9 million Polish zlotys (approximately $30.2 million) of the 170.0 million Polish zlotys limit available. In January 2013, these factoring agreements were terminated.

Furthermore, CEDC International signed in June 2011 and in January 2012 factoring agreements with two institutions. These agreements allow CEDC International to sell receivables of three of CEDC International’s distributors named in these agreements. There is no financing limit in any of the agreements.

Additionally, in August 2012, CEDC International signed agreements for non-recourse factoring of the receivables from another distributor and its related parties. There is no financing limit fixed in these agreements. CEDC International has no continuing involvement with the non-recourse receivables that have been sold.

See “Management’s Discussion and Analysis of Financial Conditions and Results of Operation—Sales of Accounts Receivable” for further information on our factoring agreements.

Existing 2016 Notes

On December 2, 2009, the Company issued $380 million 9.125% Existing 2016 Notes and €380 million ($491.9 million) 8.875% Existing 2016 Notes in an unregistered offering to institutional investors. The Company used a portion of the net proceeds from the Existing 2016 Notes to redeem the Company’s outstanding 2012 Notes, having an aggregate principal amount of €245.4 million ($317.7 million) on January 4, 2010. The remainder of the net proceeds from the Existing 2016 Notes was used to (i) purchase Lion Capital’s remaining equity interest in Russian Alcohol Group by exercising the Lion Option and the Co-Investor Option, pursuant to the terms and conditions of the Lion Option Agreement and the Co-Investor Option Agreement, respectively (ii) repay all amounts outstanding under Russian Alcohol Group credit facilities; and (iii) repay certain other indebtedness.

On December 9, 2010, the Company issued an additional €50.0 million ($64.7 million) 8.875% Existing 2016 Notes in an unregistered offering to institutional investors. The Company used the net proceeds from the additional Existing 2016 Notes to repay its term loans and overdraft facilities with Bank Handlowy w Warszawie S.A and Bank Zachodni WBK S.A.

The Existing 2016 Notes are guaranteed on a senior basis by certain of the Company’s subsidiaries. We are required to ensure that subsidiaries representing at least 85% of our consolidated EBITDA, as defined in the Existing 2016 Notes Indenture, guarantee the Existing 2016 Notes. The Existing 2016 Notes are secured, directly or indirectly, by a variety of our and our subsidiary’s assets, including shares of CEDC FinCo notes and subsidiaries in Poland, Cyprus, Russia and Luxembourg, certain intercompany loans made by CEDC FinCo and Jelegat in connection with the issuance of the Existing 2016 Notes, trademarks related to the Soplica brand registered in Poland, European Union trademarks for the Parliament brand registered in Germany, and bank accounts over $5.0 million. We have also provided mortgages over our Polmos and Bols production plants and the Russian Alcohol Siberian and Topaz Distilleries.

The Existing 2016 Notes Indenture contains certain restrictive covenants, including covenants limiting the Company’s ability to: incur or guarantee additional debt; make certain restricted payments; transfer or sell assets; enter into transactions with affiliates; create certain liens; create restrictions on the ability of restricted subsidiaries to pay dividends or other payments; issue guarantees of indebtedness by restricted subsidiaries; enter into sale and leaseback transactions; merge, consolidate, amalgamate or combine with other entities; designate restricted subsidiaries as unrestricted subsidiaries; and engage in any business other than a permitted business. The Existing 2016 Notes Indenture also contains a cross-acceleration covenant, which would apply in the event that we do not repay when due our Existing 2013 Notes or any other indebtedness which equals or exceeds $30 million. In addition, in the event of a change of control (as that term is used in our indenture), we would be required to offer to repay the outstanding indebtedness under the Existing 2016 Notes at a price equal to 101% of the aggregate principal amount thereof.

Existing 2013 Notes

On March 7, 2008, the Company completed the issuance of $310 million aggregate principal amount of Existing 2013 Notes. Interest is due semi-annually on the 15th of March and September, beginning on September 15, 2008. The Existing 2013 Notes are convertible in certain circumstances into cash and, if applicable, shares of our common stock, based on an initial conversion rate of 14.7113 shares per $1,000 principal amount, subject to certain adjustments. Upon conversion of the Existing 2013 Notes, the Company will deliver cash up to the aggregate principal amount of the Existing 2013 Notes to be converted and, at the election of the Company, cash or shares of common stock in respect to the remainder, if any, of the conversion obligation. The proceeds from the Existing 2013 Notes were used to fund the cash portions of the acquisitions of Copecresto Enterprises Limited and Whitehall. The indenture governing the Existing 2013 Notes also contains a cross-acceleration covenant, which would apply in the event that we do not repay when due any indebtedness which equals or exceeds $30 million. In addition, in the event of a fundamental change (as that term is used in our indenture), we would be required to offer to repay the outstanding indebtedness under the Existing 2013 Notes in cash at a price equal to 100% of the aggregate principal amount thereof.

In May 2012, the Company repurchased $36.6 million principal amount of Existing 2013 Notes in four tranches for $35.3 million. Additionally, in July and September 2012, the Company repurchased $15.0 million and $0.5 million principal amount of Existing 2013 Notes for $14.4 million and $0.46 million, respectively.

Senior notes due March 18, 2013 (“RTL Notes”)

On May 7, 2012, the Company issued $70 million principal amount of senior notes due March 18, 2013, bearing an interest rate of 3.00% to Russian Standard Bank, an affiliate of Russian Standard Corporation. Pursuant to the Amended SPA, the final maturity date for the RTL Notes was to be extended to July 31, 2016.

These terms were amended by the Term Sheet. Pursuant to the Term Sheet, RTL and CEDC entered into the RTL Credit Facility pursuant to which $50 million of the existing $70 million of RTL Notes was converted into the RTL Credit Facility. Following Conversion, there is $20 million outstanding under the remaining RTL Notes, which mature on March 18 , 2013.

Whitehall Acquisition

On February 7, 2011, the Company and Mark Kaufman entered into a definitive Share Sale and Purchase Agreement and registration rights agreement as to which the terms of each were agreed by the parties on November 29, 2010.

Pursuant to the Share Sale and Purchase Agreement, among other things and upon the terms and subject to the conditions contained therein, on February 7, 2011 (a) Polmos Bialystok S.A. (i) received 1,500 Class B shares of Peulla Enterprises Limited, a private limited liability company organized under the laws of Cyprus and the parent of WHL Holdings Limited (“Peulla”), representing the remainder of the economic interests in Peulla not owned by Polmos and (ii) delivered to Seller and Kaufman an aggregate $68.5 million in cash in immediately available funds; and (b) the Company (i) received 3,751 Class A shares of Peulla, representing the remainder of the voting interests in Peulla not owned by the Company or Polmos and (ii) issued to Kaufman 959,245 shares of the Company’s common stock, par value $0.01 per share. The issued shares had an aggregate value of $23.0 million based on the 30 day volume weighted average price of a share of our common stock on the day prior to the closing. In addition, if the aggregate value of such shares (based on the lower of the trading price of a share of our common stock or the 10 day volume weighted average price) is less than $23.0 million on the day prior to filing a registration statement for resale of the shares or the day shares are sold under Rule 144 of the Securities Act, the recipient of such shares is entitled to a payment in cash equal to such difference in value. Such amount is not yet determinable. Subsequent to the merger of Polmos Bialystok into CEDC International sp. z o.o., CEDC International sp. z o.o. became the holder of the Peulla shares.

Russian Alcohol Group Acquisition

On April 22, 2010, in accordance with the terms of the Option Agreement dated November 19, 2009, the Company exercised its right to issue to Cayman 4 and Cayman 5, in settlement of consideration owed under the Lion Option Agreement, 799,330 shares and 278,745 shares, respectively, of the Company’s common stock (the “Share Issuance”). The impact of the Share Issuance was to repay $45 million of the $50 million of deferred consideration recorded as a liability as of March 31, 2010. The remaining $5 million was settled in cash on February 4, 2011.

Capital Expenditure

Our net capital expenditure on tangible fixed assets for the twelve months ended December 31, 2011, 2010, and 2009 was $15.1 million, $6.2 million and $16.1 million, respectively. Capital expenditures during the twelve months ended December 31, 2011, 2010 and 2009 were used primarily for production equipment and fleet.

We have estimated that maintenance capital expenditure for 2012, 2013 and 2014 for our existing business combined with our acquired businesses will be approximately $10.0 to $15.0 million per year. Future capital expenditure is expected to be used for our continued investment in information technology, and routine improvements to production facilities. A substantial portion of these future capital expenditure amounts are discretionary, and we may adjust spending in any period according to our needs. We currently intend to finance all of our capital expenditure through cash generated from operating activities.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2012, which has not been adjusted to take account of the Exchange Offers.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(unaudited) ($ in thousands)
Long-term debt obligations	$933,871	$0	$0	$933,871	$0
Interest on long-term debt	272,306	58,070	116,140	98,096	0
Short-term debt obligations	442,318	442,318	0	0	0
Interest on short-term debt	16,303	16,303	0	0	0
Operating leases	37,430	9,766	17,304	10,360	0

Capital leases	1,506	832	674	0	0

Total	$1,703,734	$527,289	$134,118	$1,042,327	$0

Effects of Inflation and Foreign Currency Movements

Actual inflation in Poland was 4.6% in 2011, compared to inflation of 3.1% in 2010. In Russia and Hungary respectively, the actual inflation for 2011 was at 6.1% and 4.1%, compared to actual inflation of 8.8% and 4.7% in 2010. Inflation in Poland, Russia and Hungary is projected at 3.8%, 5.2% and 5.7% for 2012, respectively.

Substantially all of the Company’s operating cash flows and assets are denominated in Polish zloty, Russian ruble and Hungarian forint. This means that the Company is exposed to translation movements both on its balance sheet and statement of operations. The impact on working capital items is demonstrated on the cash flow statement as the movement in exchange on cash and cash equivalents. The impact on the statement of operations is by the movement of the average exchange rate used to restate the statement of operations from Polish zloty, Russian ruble and Hungarian forint to U.S. dollars. The amounts shown as exchange rate gains or losses on the face of the statements of operations relate only to realized gains or losses on transactions that are not denominated in Polish zloty, Russian ruble or Hungarian forint.

Because the Company’s reporting currency is the U.S. dollar, the translation effects of fluctuations in the exchange rate of our functional currencies have impacted the Company’s financial condition and results of operations and have affected the comparability of our results between financial periods.

The Company has borrowings including its Existing 2013 Notes and Existing 2016 Notes that are denominated in U.S. dollars and euros, which have been lent to its operations where the functional currency is the Polish zloty and Russian ruble. The effect of having debt denominated in currencies other than the Company’s functional currencies is to increase or decrease the value of the Company’s liabilities on that debt in terms of the Company’s functional currencies when those functional currencies depreciate or appreciate in value respectively. As a result of this, the Company is exposed to gains and losses on the re-measurement of these liabilities. The table below summarizes the pre-tax impact of a one percent movement in each of the exchange rate which could result in a significant impact in the results of the Company’s operations.

Exchange Rate	Value of notional amount	Pre-tax impact of a 1% movement in exchange rate
USD-Polish zloty	$426 million	$4.3 million gain/loss
USD-Russian ruble	$264 million	$2.6 million gain/loss
EUR-Polish zloty	€430 million or approximately $556 million	$5.6 million gain/loss

Critical Accounting Policies and Estimates

General

The Company’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of net sales, expenses, assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Revenue Recognition

Revenues of the Company include sales of its own produced spirit brands, imported wine, beer and spirit brands as well as other third party alcoholic products purchased locally. The sale of each of these revenues streams are all processed and accounted for in the same manner. For all of its sources of revenue, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of product has occurred, the sales price charged is fixed or determinable and collectability is reasonably assured. This generally means that revenue is recognized when title to the products are transferred to our customers. In particular, title usually transfers upon shipment to or receipt at our customers’ locations, as determined by the specific sales terms of the transactions.

Sales are stated net of sales tax (VAT) and reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional listing fees and advertising allowances, cash discounts and rebates. Net sales revenue includes excise tax except in the case where the sales are made from the production unit or are related to imported goods, in which case it is recorded net of excise tax.

Accounts Receivable

Accounts receivables are recorded based on the invoice price, inclusive of VAT (sales tax), and where a delivery note has been signed by the customer and returned to the Company. The allowances for doubtful accounts are based on our experience with past due accounts, collectability, history of write-offs, aging of accounts receivable, our analysis of customer data and our relationships with and the economic status of our customers. Individual trade receivables are provided against when management deems them not to be fully collectable. The Company typically does not provide for past due amounts due from large international retail chains (hypermarkets and supermarkets) as there have historically not been any issues with collectability of these amounts.

Revenue Dilution

Certain sales contain customer acceptance provisions that grant a right of return on the basis of either subjective criteria or specified objective criteria. Where appropriate a provision is made for product return, based upon a combination of historical data as well as depletion information received from our larger clients. The Company’s policy is to closely monitor inventory levels with key distribution customers to ensure that we do not create excess stock levels in the market which would result in a return of sales in the future. Historically sales returns from customers has averaged less than 1% of our net sales revenue.

Goodwill

Goodwill and certain intangible assets having indefinite lives are not subject to amortization. Their book values are tested annually for impairment, or earlier upon the occurrence of certain events or substantive changes in circumstances that indicate goodwill is more likely than not impaired, which could result from significant adverse changes in the business climate and declines in the value of our business. Such indicators may include a sustained decline in our stock price; a decline in our expected future cash flows; adverse change in the economic or business environment; the testing for recoverability of a significant asset group, among others. Fair value measurement techniques, such as the discounted cash flow methodology, are utilized to assess potential impairments. The testing of goodwill is performed at each reporting unit level. The Company performs impairment test in two stages. If the first stage does not indicate that the carrying values of the reporting unit exceeds it’s fair values, the second stage is not required. When the first stage indicates potential impairment, the Company completes the second stage of the impairment test and compares the implied fair value of the reporting units goodwill to the corresponding carrying value of goodwill.

Intangible assets other than goodwill

Intangible assets with an indefinite life are not amortized but are reviewed at least annually for impairment or more frequently, if facts and circumstances indicate such need. Intangible assets consist primarily of acquired trademarks. The Company has acquired trademark rights to various brands, which were capitalized as part of the purchase price allocation process in connection with acquisitions of Bols, Polmos Bialystok S.A., Parliament and Russian Alcohol. These trademarks include Soplica, Żubrówka, Absolwent, Royal, Palace, Parliament, Green Mark, Zihuravli, Kauffman Vodka, Urozhay and the trademark rights to Bols Vodka in Poland, Hungary and Russia. Management considers trademarks associated with high or market-leader brand recognition within their market segments to be indefinite-lived assets, based on the length of time they have existed, the comparatively high volumes sold and their general market positions relative to other products in their respective market segments.

Based on this and together with the evidence provided by analyses of vodka products life cycles, market studies, competitive and environmental trends, we believe that these trademarks will continue to generate cash flows for an indefinite period of time, and that the useful lives of these trademarks are therefore indefinite. In order to support value of trademarks the Company calculates the fair value of trademarks using a discounted cash flow approach based on five year forecast discounted to present value. Additional intangible assets include the valuation of customer contracts arising as a result of acquisitions, these intangible assets are amortized over their estimated useful life of 8 years.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows the asset is deemed to be impaired. An impairment charge is recognized for the amount by which the carrying amount of an asset exceeds its estimated fair value.

Accounting for Business Combinations

Effective January 1, 2009, all business combinations are accounted for in accordance with ASC Topic 805 “Business Combinations”.

Whitehall Group

In June 2009, the FASB issued new guidance on variable interest entities. ASU 2009-17, Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”), amended prior guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Determining who consolidates a VIE is based on two requirements: (i) who has the power over key decisions, and (ii) who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. If one party has both, then that party consolidates the entity. Power is based on who controls the decisions that most significantly impact the economic activities of the entity.

ASU 2009-17 was effective for the Company from January 1, 2010. Due to the revision of ASC Topic 810, including the redefining of ‘control’, and because the day-to-day control over the business has been delegated to the CEO—Mark Kaufman and the list of activities for which the Company has overview is limited, the Company changed the accounting treatment for its 49% voting interest in Whitehall from consolidation to the equity method of accounting.

Adoption of the requirements of ASC Topic 810 resulted as of December 31, 2009 in a net decrease in assets of $108 million, liabilities of $85 million and non-controlling interest of $23 million As of December 31, 2010 the Company held 50% minus one vote of the voting power and 80% of the total economic shares of Whitehall.

On February 7, 2011, the Company entered into a definitive Share Sale and Purchase Agreement and registration rights agreement, in accordance with the terms that were agreed by the parties on November 29, 2010. Pursuant to these agreements, among other things and upon the terms and subject to the conditions contained therein, we received 20% of the economic and 51% of the voting interest in Whitehall previously not owned by us, as well as the global intellectual property rights for the Kauffman Vodka brand. In exchange we paid total consideration of $93.2 million including $17.5 million for the intellectual property rights for the Kauffman Vodka brand.

The Company recorded contingent consideration representing the fair value of a right given to Mark Kauffman as a share price indemnity until the registration date. The fair value of this contingent consideration was recorded at $1.7 million as of the acquisition date on provisional basis. This consideration was settled in March 2011 through a payment by the Company of $0.7 million in cash and the issuance of 938,501 additional shares to Mark Kauffman.

As a result of this transaction, the Company acquired full voting and economic control over Whitehall and changed the accounting treatment for its interest in Whitehall from the equity method of accounting to consolidation beginning on February 7, 2011.

Russian Alcohol Group

On February 4, 2011, pursuant to the agreement dated November 9, 2009, with Kylemore International Invest Corporation (“Kylemore”), an indirect minority stockholder of the Russian Alcohol Group (“Russian Alcohol”), the Company paid $5 million as a final settlement related to Russian Alcohol acquisition.

Discontinued operations

For the purpose of financial reporting Management analyzed the requirements of U.S. GAAP (mainly ASC 360-10 PP&E and ASC 205-20 Presentation of Financial Statements) and concluded that the Company’s activities meet the required criteria and therefore it is necessary to present its distribution business in Poland, described below, as a component held for sale and as discontinued operations. On August 2, 2010 the Company has closed the sale of 100% of its distribution business in Poland to Eurocash S.A. for a purchase price of 378.6 million Polish zlotys ($124.2 million) in cash, on a debt free, cash free basis, after all price adjustments.

Assets and liabilities of business held for sale

On July 28, 2011, the Company committed to sell Tula, a production plant in Russia. As part of the ongoing restructuring process in Russia, in order to optimize the efficiency of the Russian segment of the Company’s operations, the Company decided to shut down Tula’s operations. Starting in August 2011, all production activity has been suspended and all of the employees were terminated. The Company recognized a RUR 221.6 million (approximately $7.4 million) loss, related to the classifications of the assets at the lower of carrying amount or estimated fair value less costs to sell. The Company was looking for a buyer of Tula’s assets and would expect to close this transaction within one-year timeframe. However, due to a lack of suitable buyers for these assets, the Company will write down the assets in full for the fourth quarter of 2012.

In the consolidated balance sheet we present in a separate line fixed assets of Tula as of December 31, 2011 and December 31, 2010 of $0.7 million and $8.6 million respectively, as assets held for sale.

Involvement of the Company in VIEs and continuing involvement with transferred financial assets.

On May 23, 2008, the Company and certain of its affiliates, entered into, and closed upon, a Share Sale and Purchase Agreement and certain other agreements whereby the Company acquired shares representing 50% minus one vote of the voting power, and 75% of the economic interests, in Whitehall. In consideration for additional payments made to the seller on February 24, 2009, the Company received an additional 375 Class B shares of Whitehall, which represents an increase of the Company’s economic stake in Whitehall from 75% to 80%.

Transfers of Financial Assets

Except for the amount of $7.5 million that was lent at market rates as working capital by the Company to Whitehall there were no transfers of financial assets to VIE as Whitehall is a self-financing body. Including the $7.5 million transfer, the Company does not have any continuing involvement with transferred financial assets that allow the transferors to receive cash flows or other benefits from the assets or requires the transferors to provide cash flows or other assets in relation to the transferred financial assets.

Variable Interest Entities

Upon original acquisition of Whitehall it was determined that the entity was a variable interest entity and that CEDC was the primary beneficiary. CEDC consolidated the Whitehall Group as a business combination as of May 23, 2008, on the basis that the Whitehall Group was a Variable Interest Entity (“VIE”) and the Company had been assessed as being the primary beneficiary. Included within the Whitehall Group is a 50/50 joint venture with Möet Hennessy. This joint venture is accounted for using the equity method and is recorded on the face of the balance sheet as Equity method investment in affiliates interest initially recorded at fair value on the face of the balance sheet. The Company is currently in negotiations with Moet Hennessy concerning the future of the joint venture, following our acquisition of control of the Whitehall Group.

In June 2009, the FASB issued ASC Topic 810, which changes how a company determines whether an entity should be consolidated. Upon the adoption of ASC Topic 810, the Company reassessed who is the primary beneficiary based on the accounting definition of ‘control’ and power. Based on that reassessment the Company changed the method of consolidation of Whitehall Group, in which the Company controls 49% of the voting interest from consolidation to the equity method of accounting. This change was applied retrospectively to all the periods presented in the financial statements.

Share Based Payments

Grant-date fair value of stock options is estimated using a lattice-binomial option-pricing model. We recognize compensation cost for awards over the vesting period. The majority of our stock options have a vesting period between one to three years.

Recently Issued Accounting Pronouncements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The ASU makes certain technical corrections and clarifications and improvements to the Codification. Additionally, the ASU includes amendments that identify when the use of fair value should be linked to the definition of fair value in Topic 820. ASU 2012-04 is effective for fiscal periods beginning after December 15, 2012. The Company will analyze and implement requirements of ASU 2012-04 for the first quarter of the period started 1 January 2013.

In July 2012, the FASB issued ASU 2012-02, Intangibles — Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. The ASU adds an optional qualitative assessment for determining whether an indefinite-lived intangible asset is impaired. Companies have the option to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. However, if a company concludes otherwise, it must calculate the fair value of the asset, compare that value with its carrying amount and record an impairment charge, if any. ASU 2012-02 is effective for annual reporting periods beginning after September 15, 2012, with early adoption permitted. The Company adopted the provisions of ASU 2012-02 in 2012 and the adoption did not have a material impact on the Company’s results of operations, financial condition or its disclosures.

In December 2011, the FASB issued ASU 2011-11 — Disclosures about Offsetting Assets and Liabilities (ASC 210). It requires new disclosures for recognized financial instruments and derivative instruments that are either: (1) offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45 (collectively, the offsetting guidance) or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the offsetting guidance. Recognized assets and liabilities within the scope of the ASU include financial instruments such as derivatives, repurchase agreements, reverse repurchase agreements and securities lending and borrowing arrangements subject to master netting arrangements. Financial instruments outside the scope of the ASU include loans and customer deposits at the same institution (unless they are offset in the statement of financial position) and financial instruments that are subject only to a collateral agreement (e.g., collateralized loans). Furthermore, in January 2013 the FASB issued ASU 2013-01 that clarifies provisions of ASU 2011-11. The Update clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. Both, ASU 2011-11 and ASU 2013-01 are effective for interim and annual reporting periods beginning after 1 January 2013. The Company does not expect the adoption to have a material impact on its results of operations, financial condition or disclosures.

In December 2011, the FASB issued ASU 2011-10 — Derecognition of in Substance Real Estate — a Scope Clarification (EITF Issue 10-E; ASC 360). It clarifies the guidance in ASC 360-20, Property, Plant, and Equipment: Real Estate Sales, on when a subsidiary that is in-substance real estate may be derecognized. Under the amendments in ASU 2011-10, parents that cease to have a controlling financial interest in a subsidiary that is in-substance real estate because the subsidiary defaults on its nonrecourse debt, will be required to apply the provisions of ASC 360-20 to determine whether the subsidiary should be derecognized. ASU 2011-10 is effective for interim and annual reporting periods beginning after 15 June 2012. The Company does not have subsidiaries that are in-substance real estate therefore ASU 2011-10 will not have a material impact on the Company’s results of operations, financial condition or disclosures.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which simplifies testing for impairment by allowing an entity to first assess qualitative factors and determine if it is more likely than not (defined as 50% or more) that the fair value of the reporting unit is less than its carrying amount. That determination can then be used to decide if it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which corresponds to the Company’s first quarter of current fiscal year. The Company adopted ASU 2011-08 during the current fiscal year.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”), which was issued to enhance comparability between entities that report under U.S. GAAP and IFRS, and to provide a more consistent method of presenting non-owner transactions that affect an entity’s equity. ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. However, in December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”), which deferred the guidance on whether to require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement where net income is presented and the statement where other comprehensive income is presented for both interim and annual financial statements. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05 and did not change the effective date for ASU 2011-05. For public entities, the amendments in ASU 2011-05 and ASU2011-12 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. The Company adopted both ASU 2011-05 and ASU 2011-12 during the first quarter of the current fiscal year. The adoption of ASU 2011-05 and ASU 2011-12 did not have a material impact on the Company’s consolidated financial statements, other than presentation of comprehensive income.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company adopted ASU 2011-04 during the first quarter of the current fiscal year. The adoption of ASU 2011-04 did not have a material impact on the Company’s consolidated financial statements other than disclosures related to fair value measurements.

In April 2011, the FASB issued ASU 2011-03 Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements. It changes the rules for determining when these transactions should be accounted for as financings. The new rules eliminate from the assessment of effective control the requirement that the transferor has the ability to repurchase or redeem the financial asset that was transferred. Under the new rules, the amount of cash collateral received by the transferor will be irrelevant when determining if the repo should be accounted for as a sale. ASU 2011-03 is effective for annual reporting periods beginning after December 15, 2011. The Company adopted ASU 2011-03 during the current fiscal year. The adoption of ASU 2011-03 did not have a material impact on the Company’s consolidated financial statements.

BUSINESS

The Company is one of the world’s largest vodka producers, and is the largest integrated spirit beverages business by total volume in Central and Eastern Europe. The Company maintains leading positions in all of its key markets – Poland, Russia and Hungary – and is expanding in the Ukraine where it began operations in 2010. The Company’s brand portfolio includes valuable and recognized brands like BOLS, Żubrówka, Absolwent and Soplica in Poland; Green Mark and Parliament in Russia; and Royal Vodka in Hungary. Each of these brands one of the leaders of its segment in those markets. The Company is also an active exporter of its brands, in particular Żubrówka, Green Mark and Parliament. Żubrówka is delivered to over 40 countries around the world, including the United States, the United Kingdom, France and Japan.

The first company in the CEDC corporate family was founded in Poland in 1990. For its first 15 years, the Company concentrated on establishing itself as a leading distributor of alcoholic beverages in Poland. In 2005, the Company entered the vodka manufacturing market. Upon acquiring Polmos Białystok, a leading production plant in Poland, and BOLS, a leader in the premium vodkas segment, the Company became a major player in the Polish vodka market, while retaining its position as a leading spirits distributor. The Company thereafter continued to expand its production business, developing sales of its own vodka brands.

In 2006, the Company expanded beyond Poland when BOLS Hungary became a member of the CEDC corporate family. With the acquisition of BOLS Hungary, the Company acquired the rights to the Royal Vodka trademark, the most popular brand in the Hungarian vodka market. The Company then turned its focus to expansion eastward, and in 2008, commenced takeovers in Russia, the largest vodka market in the world. By acquiring Russian vodka manufacturers Russian Alcohol Group and Parliament, the Company became the largest vodka producer in Russia and one of the biggest vodka makers in the world.

The Company has also continued to develop the other pillar of its business, sales of imported spirits. It is a leading importer of alcoholic beverages in Poland, Russia and Hungary. Its portfolio in Poland includes many of the world’s biggest and internationally recognized brands, such as Jim Beam Bourbon, Campari, Jägermeister, Remy Martin Cognac, Corona, Budweiser (Budvar), Sutter Home wines, Carlo Rossi wines, Concha y Toro wines, Metaxa Liqueur, Grant’s Whisky, E&J Gallo wines, Sierra Tequila, Teacher’s Whisky, Cinzano and Old Smuggler.

In Russia, the Company’s import portfolio includes E&J Gallo wines, Concha y Toro wines, Paul Masson wines, Jose Cuervo tequila, and Great Valley brandy. In addition, between 2010 and 2011, the Company acquired Whitehall, a leading premium alcohols importer in Russia. Consequently, the Company’s portfolio in Russia now includes Label 5 and Glenn Grant whiskies, De Kuyper liqueurs, and Constallation and Concha y Toro wines. The Company’s portfolio in Hungary includes such well-known brands as Metaxa, Jaegermeister, Bols, Grant’s, Remy Martin Cognac, Jose Cuervo and many others.

The Company has six operational manufacturing facilities located in Poland and Russia as of December 31, 2011 and a total workforce of approximately 4,600 employees. In 2011, the Polish and Russian operations accounted for 27.3% and 69% of revenues, respectively, and excluding impairment and certain unallocated corporate charges, 68.2% and 21.3% of its operating profit, respectively. For fiscal year 2011, the Company generated approximately $830 million in net sales, an increase of approximately 18.2% over net sales for fiscal year 2010.

Our Competitive Strengths as a Group

Leading Brand Portfolio in Poland, Russia and Hungary—In Poland, Russia and Hungary, we have a leading portfolio of domestic vodkas covering all key segments. In addition to our domestic vodka portfolio we have a complementary import portfolio of leading import wines and spirits. This combined portfolio gives us a distinct advantage in the market by allowing us to provide a full spectrum portfolio of top domestic and import brands.

Depth of market position in Poland—We are a leading producer and importer of alcoholic beverages in Poland. Our portfolio includes top-selling brands that we produce as well as brands that we import on an exclusive basis. Our broad range of products, including our own vodka brands as well as imported wine and spirit brands, allows us to address a wide range of consumer tastes and trends as well as wholesaler needs and provides us with a solid portfolio base. Additionally, we have the scope and ability to bring new products to market in a timely and cost efficient manner to meet the changing desires of our consumers.

Solid platform for further expansion in the fragmented Russian spirits market—In 2011, we were the largest vodka producer in Russia, producing approximately 16.6 million nine-liter cases. Our large portfolio of alcoholic beverages consists of our own brands, including Green Mark, which for 2011 was the top-selling mainstream vodka brand in Russia and the third largest vodka brand by volume in the world, Parliament and Zhuravli, one of the top-selling sub-premium vodka brands in Russia and imported products. We believe our combined size and the geographic coverage of our sales force enable us to benefit from the ongoing consolidation in the Russian spirits market. Furthermore, we believe we have the necessary infrastructure to introduce new brands to the market place in the segments where consumer demand is strongest.

Our sales force in Russia includes people allocated to Exclusive Sales Teams, or ESTs. ESTs are employed by wholesalers that carry our vodka products but focus exclusively on the merchandising, marketing and sale of our portfolio. Because spirits advertising is heavily regulated in Russia, we believe that this structure provides us with meaningful marketing benefits as it allows us to maintain direct relationships with retailers and to ensure that our products receive prominent shelf space. Wholesalers who employ our ESTs are solely compensated through a rebate on purchases of our vodka brands. This arrangement enables us to maintain an expansive and exclusive sales force covering almost all regions of Russia with limited associated fixed overhead costs.

Attractive import platform for international spirit companies to market and sell products in Poland, Russia and Hungary—Our existing import platform, under which we are the exclusive importer of numerous brands of spirits and wines into each of our core markets, combined with our sales and marketing organizations in Poland, Russia and Hungary provide us with an opportunity to continue to expand our import portfolio. We believe we are well-positioned to serve the needs of other international spirit companies that wish to sell products in these markets.

Business Strategies

Capitalize on the Russian market consolidation—The Russian vodka market is currently fragmented, and we believe we will be able to take market share from smaller competitors in the near and long-term. We estimate that the top five vodka producers in Russia accounted for estimated 55% of the total market share in 2011 as compared to 26% estimated in 2006. We believe, based on our experience of consolidation trends in Poland, that the combined market share of the top five vodka producers in Russia could increase from 55% in the next five years as the Russian market continues to consolidate. We intend to capitalize on our leading brand position, our breadth of portfolio, our ability to bring new brands to market and our expansive sales and distribution network to expand our market share in Russia.

Develop our portfolio of exclusive import brands—In addition to the development of our own brands, our strategy is to be the leading importer of wines and spirits in the markets where we operate. We have already developed an extensive wine and spirit import portfolio within Poland. In Russia, we intend to capitalize on the well-developed import platform and our sales and marketing strength by developing new import opportunities and capitalizing on the overall growth in imports. We also plan to utilize the platform we have developed in Ukraine for import wine and spirit opportunities.

Continue to focus on sales of our domestic and export brands and exclusive import brands—Within Poland we intend to continue our marketing efforts behind Żubrówka and Żubrówka Biała which we launched in November 2010, with further extensions planned for the Żubrówka family for the forseeable future. We will also continue to develop extension for our other vodka brands such as Soplica which was repackaged with new flavors during 2011. We are also in the process of completing an extensive program to develop new packaging and marketing programs for Bols and Absolwent vodka in our core markets. We also plan to introduce flavor extensions of our Soplica and Żubrówka brands.

Develop export opportunities for our vodka brands— We also intend to seek new export opportunities for our vodka brands, such as Żubrówka, Green Mark, Kauffman and Parliament, through new export package launches and product extensions. During 2011 we developed a new export structure within the group to leverage the portfolio strength of our brands to develop further export opportunities.

Industry Overview

Poland

The total net value of the alcoholic beverage market in Poland (including beer, wine and spirits) was estimated to be approximately $7 to $9 billion in 2011. Total sales value of alcoholic beverages at current prices decreased by approximately 1.3 % from December 2010 to December 2011. We believe that this decrease was due, for the most part, to the continued effects of the world-wide economic crisis. Poland fared better than most countries in the region, but was nevertheless affected. Beer and vodka account for approximately 88% of the value of sales of all alcoholic beverages.

Spirits

We are one of the leading producers of vodka in Poland. We compete primarily with five other major spirit producers in Poland, most of which are privately-owned and the remainder still being state-owned. The spirit market in Poland is dominated by the vodka market. Domestic vodka consumption dominates the Polish spirits market with over 90% market share, as Poland is the fourth largest market in the world for the consumption of vodka and one of the top 25 markets for total alcohol consumption worldwide. The Polish vodka market is divided into four segments based on quality and price:

•	Top premium and imported vodkas, with such brands as Finlandia, Absolut, Chopin;

•	Sub-premium segment, with such brands as Bols Vodka, Sobieski, Wyborowa, Smirnoff, Maximus and Palace Vodka;

•

Mainstream segment, with such brands as Absolwent, Batory, Złota Gorzka, Soplica, Żubrówka (traditional), Żubrówka Biała (White Żubrówka), Żołądkowa Gorzka, Krupnik, Luksusowa, Polska, Czysta de Luxe; and

•	Economy segment, with such brands as Starogardzka, Krakowska, Żytniówka, Boss, Niagara, Śląska, 1906, Z Czerwoną Kartką, and Ludowa.

We produce vodka in key market segments and have our largest market share in the mainstream and sub-premium segments. Though vodka brands compete against each other from segment to segment, the most competition is found within each segment. As we have a number of top-selling vodka brands in Poland, and have approximately a 24% market share measured by value, we are in a good position to compete effectively in all three segments.

In terms of value, the top premium and imported segment accounts for approximately 3.7% of total sales volume of vodka, while the sub-premium segment accounts for approximately 13.7% of total sales volume. The mainstream segment, which is the largest, now represents 58.7% of total sales volume. Sales in the economy segment currently represent 23.7% of total sales volume.

Wine

The Polish wine market, which grew to an estimated 109 million liters in 2011, is represented primarily by two categories: table wines, which account for 2.1% of the total alcohol market, and sparkling wines, which account for 0.7% of the total alcohol market. As Poland has almost no local wine production, the wine market has traditionally been dominated by imports, with lower priced Bulgarian wines representing the bulk of sales. However, over the last four years, sales of new world wines from regions such as the United States, Chile, Argentina, Australia, New Zealand and South Africa have seen rapid growth. In 2011, it is estimated that sales of wine from these regions grew by 8.2% in volume. Also in 2011, our exclusive agency brand, Carlo Rossi, continued to be the number one selling wine in Poland by value.

We believe that consumer preference is trending towards higher priced table wines. The best selling wines in Poland previously retailed for under $3 per bottle. Currently, the best selling wines retail in the $4-$7 range.

Beer

Poland is the fourth largest beer market in Europe. Sales of beer remained stable in volume in 2011 but still account for 51% of the total sales value of alcoholic beverages in Poland. Three major international producers, Heineken, SAB Miller and Carlsberg, control 82% of the market through their local brands.

Russia

Russia, with its official production of approximately 940 million liters in 2011, is by far the largest vodka market worldwide. The Russian vodka market is fragmented with, in our estimation, the top five producers having a combined volume market share of approximately 55% in 2011. This number is up from 2006 when the top five producers only had an estimated 26% market share. Further sector consolidation has been ongoing in recent years, with the potential to continue in the near term despite the market being down approximately 9% in 2011. We believe we are well-positioned to participate in the consolidation of the Russian vodka market in 2012 as we have the leading brands by volume and value in the mainstream and sub-premium categories together with a dedicated sales force and ESTs. In addition, the Russian government has put in place very restrictive policies on the advertising of spirits. We believe these policies make it difficult for any competitor to buy market share by out-spending its rivals.

We believe that a key factor that will impact the Russian vodka market will be the continued role of the Russian government in the form of further controls to reduce the black market as well as planned excise tax increases. On the one hand the government has continued to develop policies to reduce the number of players who operate in the grey market. This was further evidenced in 2011 through the overall industry re-licensing process which left a number of producers and distributors unable to operate as their licenses were not renewed. We believe a continuation of this policy will be to the benefit of the larger legitimate vodka producers in the market including our Russian operations. At the same time, the government has taken steps to increase excise taxes which in turn will increase the shelf price of vodka in the market. For 2012, two excise tax increases were taken with the first 10% increase having occurred in January 2012 and a second 18% increase in July of 2012. In January 2013, there was a further 33% increase in excise tax. This is compared to annual average historical increases of 9%-10% during the last five years. We expect that this trend of higher excise will continue for the next 2-3 years.

The Russian spirit market has also been impacted by higher spirit pricing, since the beginning of 2010, spirits prices in the market have increased by 92% which has impacted our production cost by $3.7 million in 2010 and $18.1 million in 2011. As the supply of spirit in Russia is generally controlled by a small number of producers and we purchase spirits primarily from a single source that effectively controls market pricing, we do not expect to see reductions in spirit pricing in the upcoming periods, and we may see further increases in spirit pricing. We cannot assure you that we will be able to offset the effects of higher spirit prices or excise taxes through price or volume increases or whether the recent declines in the vodka market will impact our ability to do so.

We believe however, that producers who operate in higher priced segments of the markets will have less negative impact as a result of lower consumer demand from higher shelf prices as the excise tax is fixed per liter of spirit and thus the percent increase will impact higher priced brands less. Additionally, as the largest producer of vodka in Russia, we believe we have the purchasing power to obtain the most competitive spirit prices in the market. Therefore although prices may increase we believe that given our purchasing power we will have advantageous spirit pricing vis-à-vis some of our competitors. Our strategy over the last few years in Russia has been focused on the mainstream and sub-premium price points and we believe we have a well-placed vodka portfolio, together with higher priced import brands, to best weather these upcoming challenges.

Spirits

Vodka consumption dominates the Russian spirits market with over 90% market share. The Russian vodka market is generally divided into five segments based on quality and price: premium, sub-premium, mainstream, economy and cheap. In terms of value, the premium segment accounts for approximately 1.5% of total sales volume of vodka, while the sub-premium segment accounts for approximately 9.6% of total sales volume. The mainstream segment now represents 43.8% of total sales volume. Sales in the economy and cheap segment currently represent 45.2% of total sales volume. We believe the economy sector grew vis-à-vis the other sectors in 2011 as a result of the implementation of minimum pricing, as described above.

Vodka represented over 90% of the total Russian spirits market in 2011. The vodka market decreased approximately 3% in 2011 versus 2010, and we believe that the market will continue to see volume declines in the next few years. However as before, we believe the premiumization process should most benefit the mainstream and sub-premium brands, particularly in light of the planned excise tax increases and thus we would expect overall value in the market to grow. We believe we are well-positioned for this with the bestselling brands in both the sub-premium and mainstream sectors. In addition, with our current capacity and relatively little capitalization expense, we plan to introduce new brands to the market to capture sales in any sector that we believe will have the most dynamic growth potential.

The Russian vodka market is quite fragmented, with the top five producers only having an estimated 55% market share in 2011 as compared to an estimated 90% market share in Poland and an estimated 84% market share in the Ukraine. We believe that the Russian market will experience trends similar to those experienced in the Polish market and will continue to see further consolidation of the market as the retail infrastructure further consolidates and develops and the effects of the economic crisis stabilize and diminish. We believe that this consolidation post crisis will increase significantly over the next 3-5 years.

Wine

According to market data, Russia has relatively low wine consumption per capita (about 5.6 liters per year). It is expected to grow at an estimated 3-4% annual growth rate during the period from 2012-2016.

Currently the fastest growing category in the Russian wine market is sparkling wine. In 2011, sparkling wine sales grew 7% by volume and 10% by value terms, according to Euromonitor. Despite the fact that domestic wines prevail on the market, the share of imported higher quality wines has been constantly growing. We believe we can benefit in the future from the growing Russian wine market through the import and distribution of high-value wines and the addition of new wines to our import and distribution portfolio in Russia. Through Whitehall, we import wines from Constellation and Concha y Toro among others.

Ready to Drink (RTD)

The ready to drink (or long drink) market in Russia consists of pre-mixed beverages with 9% or less alcohol content. The key segments of the market are gin-based drinks, alco-energy drinks and fruit-based drinks. Over the last few years, we have focused our portfolio away from lower margin PET packaging into higher margin trendy glass packaging, targeted towards females. Our portfolio includes the gin-based Bravo Classic brand, which accounts for approximately 50% of our long drinks sales volume, and the new higher end brands, Amore and Elle have doubled in volume to greater than 44%. As of year-end 2011, we held a 6.39% market share in the RTD category. We have focused over the last two years on improving the profitability of these products through a combination of more targeted selling and mix improvement. The long drinks business continues to show significant margin and operating profit improvement over prior years.

The Government has implemented changes in the legislation for low alcohol content products affecting the market for RTD’s, including limitations on the package sizes for spirit based RTD’s. We believe we are well positioned to address these changes and where required move to a wine based RTD which will be allowed in prior package sizes. This is evidenced by a number of toll filling contracts we entered into at the end of 2011 for production of other parties’ brands due to the limited number of producers in the market who are positioned to address these regulatory changes.

Hungary

Spirits

The Hungarian spirit market is dominated primarily by bitters and brown spirits. According to trade statistics, the most popular spirit drinks during 2011 were Jägermeister, Royal Vodka, Fütyülos, Kalinka Vodka, Unicom, Metaxa, Ballantines and Johnnie Walker. The current significant trends in the Hungarian spirit market are the overall decrease in total spirit consumption and a pronounced move by the consumer to branded imported spirits. Our Royal Vodka brand is the number one selling vodka in Hungary. In addition, Hungary is the third largest market in the world for sales of our exclusive agency brand, Jägermeister.

We believe that the total size of the spirit market in Hungary is approximately 59 million liters which has declined in 2011 by approximately 7.5%. However, despite the decreasing total sales volume of spirits, we believe that the share of imported spirits, the segment in which we operate, is stable, while the consumption of local spirits is in decline. The increasing share of imported spirits was a result of eliminated custom duty and the improving purchasing power since the European Union accession, as well as the continuous marketing and advertising activities of the imported spirit brands.

The spirit market is split into two major segments in Hungary: local producers and importers. The local producers are primarily dealing with low-cost, mainstream or below, local products, as well as, with premium fruit-based spirits (Palinka). CEDC introduced in 2011 its own Palinka-like brand—Esti Kornel—to participate in this important segment of the market. The import spirit market is more competitive and relatively fragmented. The major players are the market leader Zwack Unicum Zrt (with an interest in both the local and import spirit segment), CEDC as the largest spirit importer, Duna Pro (Bacardi-Martini portfolio), Pernod Ricard Hungary and Heinemann. Our advantage in Hungary is the combination of our wide portfolio which has the number one leading brands in the vodka, bitter and imported brandy categories, and our experienced sales and marketing team which offers premium service and builds strong brand equities.

Operations by Country

Poland

We are one of the leading producers of vodka by value and volume in Poland. We own two production sites in Poland one in Oborniki and one in Białystok. In the Oborniki distillery, we produce the Bols and Soplica vodka brands, among other spirit brands. In Białystok we produce Absolwent and Żubrówka which have been two of the leading vodkas in Poland. Absolwent and Soplica have consistently been two of the top ten mainstream selling vodkas in Poland. Żubrówka is also exported out of Poland to many markets around the world, including the United States, England, Japan and also France, where in 2011 it was the number one imported premium vodka by volume. In addition to the Absolwent and Żubrówka brands, in Białystok we produces the Żubrówka Biała brand which showed significant growth in 2011 and had a market share of 5.7% at the end of 2011.

We are the leading importer of spirits, wine and beer in Poland. We currently import on an exclusive basis approximately 40 leading brands of spirits, wine from over 30 producers and 2 brands of beer.

Brands

We sold approximately 10.7 million nine-liter cases of vodka, wine and spirits through our Polish business in 2011 including both our own produced vodka brands as well as our exclusive agency import brands.

Our mainstream vodkas are represented by the Absolwent, Soplica, Żubrówka and Żubrówka Biała brands among others. Of our brands, in 2011 Żubrówka Biała was the top selling brand with over 2.6 nine-liter cases sold in 2011 together with Absolwent being one of the top-selling brands in Poland for over 8 years with sales of over 1.7 million nine-liter cases in 2011. Soplica clear and flavor has been a fixture in the mainstream category over the last several years, and we plan to introduce additional flavor extensions in 2012, which we expect will further enhance this position. Our Żubrówka brand is the second best selling flavored and colored vodka in Poland and is exported to markets around the world. In 2011, we sold approximately 191 thousand nine-liter cases of Żubrówka outside of Poland. As mentioned above Żubrówka Biała, which has sold extremely well since its launch in November 2010, and has captured significantly more market share than management had anticipated. We look for Żubrówka Biała to continue to sell well in 2012.

Bols vodka continues to be our best-selling premium vodka both in Poland and Hungary. In Poland we own and produce the top selling vodka in Hungary, Royal Vodka, which we distribute through our subsidiary Bols Hungary.

Import Portfolio

We have exclusive rights to import and distribute approximately 70 leading brands of spirits, wine and beer into Poland and distribute these products throughout the country. We also provide marketing support to the suppliers who have entrusted us with their brands.

Our exclusive import brands in Poland include the following:

LIQUEURS	WHITE SPIRITS	BROWN SPIRITS	VERMOUTH & BITTERS	WINE & CHAMPAGNES	BEER	NON ALCOHOLIC
Sambuca	Patron Tequila	Jim Beam	Cinzano	Sutter Home	Budweiser-	Evian
Amaretto Florence	Tequila Sierra	Remy Martin	Campari	Miguel Torres	Budvar
Amaretto Venice	Cana Rio Cachaca	Metaxa	Jaegermeister	Concha y Toro	Corona
Cointreau	Gin Finsbury	Torres		Gallo
Passoa	Nostalgia Ouzo	Teacher’s		Carlo Rossi
Bols Liqueurs	Grappa Primavera	Grant’s		B. P. Rothschild
	Tequila Sauza	Glenfiddich		Frescobaldi
	Rum Old Pascas	Balvenie		Codorniu
	Gin Hendricks	Tullamore Dew		Piper Heidsieck
Penfolds
Trivente
Rosemount
Trinity Oaks
Terra d’oro
M.Chapoutier
Boire-Manoux
Faustino
J.Moreau & Fils
Kressmann
Laroche

The following table illustrates the breakdown of our sales in Poland in the twelve months ended December 31, 2011, 2010 and 2009:

Volume Sales Mix by Product Category	2011	2010	2009
Domestic Vodka	75%	73%	75%
Vodka Export	5%	3%	2%
Imports Beer	5%	7%	2%
Wine	10%	8%	13%
Spirits other than vodka	3%	5%	2%
Other	2%	4%	6%

Total	100%	100%	100%

Export activities

We have a number of Polish and Russian brands that we believe have export potential. In the second half of 2011, we restructured our export operations to create one business unit offering a portfolio of Polish and Russian brands for export markets. We believe that this focus together with a strong core export portfolio will allow us to increase sales of our exports over the upcoming years.

During 2011, our core export brand from Poland, Żubrówka, which was primarily exported to the United Kingdom, France, Japan and the United States, was also introduced to the Ukrainian market.

We are continuing to develop our third party private label export business in which we produce vodka to be sold under labels other than our own. Customers range from major retail chains in Europe to premium brand owners in the United States. For example, we currently produce Ultimat vodka (an ultra-luxury vodka sold primarily in the United States) for Patron as well as other similar agreements.

Employees

As of December 31, 2011, we employed 885 individuals in Poland.

Polish labor laws require that certain benefits be provided to employees, such as a certain number of vacation days, maternity leave and retirement bonuses. The law also restricts us from terminating employees without cause and, in most instances, requires a severance payment of one to three months’ salary. Additionally, we are required to contribute monthly payments to the governmental health and pension system. Most of our employees are not unionized, and we have had no significant employee relations issues. In addition to the required Polish labor law requirements, we maintain an employee incentive stock option plan for key management and provide supplemental health insurance for qualified employees.

Trademarks

With the acquisitions of Polish distilleries, we became the owners of vodka brand trademarks. The major trademarks we have acquired are: the Bols vodka brand (we have a perpetual, exclusive, royalty-free and sub-licensable trademark agreement for Poland, Russia and Hungary), the Soplica brand, Absolwent and Żubrówka brands. We also have the trademark for Royal Vodka which is produced in Poland and which we currently sell in Hungary through our Bols Hungary subsidiary. See “Risk Factors—We may not be able to protect our intellectual property rights”.

Russia

We are the leading integrated spirits beverages business in Russia with an approximate 15.1% market share by volume in vodka production for the year ended December 31, 2011. We produce Green Mark, the number one selling vodka in Russia and as well as the leading sub-premium vodkas in Russia, Parliament and Zhuravli. In 2011, we introduced new brands to the Russian market Talka, Sotka and Silver Blend. We also produce Yamskaya, an economy vodka in Russia, and premixed alcohol drinks (or long drinks).

The hypermarkets and large retail chains are expanding throughout Russia with different sized formatted stores, which are expected to better cover and penetrate those areas outside of the major cities of Russia. As we have central agreements in place with these hypermarkets and large retail chains, as well as a large trademark budget for spirits in Russia and the leverage it brings, we expect to benefit from this expansion.

We also own Whitehall, which holds the exclusive rights to the import of such leading premium wine and spirit brands as Concha y Toro, Paul Masson, Robert Mondavi, DeKuyper, Jose Cuervo and Label 5. In addition to these import activities, Whitehall has distribution centers in Moscow, Saint Petersburg, and Rostov as well as a wine and spirits retail network located in Moscow.

Brands

We produced and sold approximately 16.6 million nine-liter cases of vodka through our Russian business in 2011 in the main vodka segments in Russia: premium, sub-premium, mainstream, economy and cheap. In addition we produced and sold approximately 2.8 million nine-liter cases of long drinks.

In the mainstream segment we produce Green Mark, the number one selling brand in Russia, as well as Zhuravli and Parliament which are among the leading sub-premium brands. In the first half of 2008, we introduced Yamskaya, which is among the leading economy vodkas in Russia. In the second half of 2009, we introduced Gerbovaya and Urozhay, both lower mainstream brands. In October of 2010, we introduced Black Sail brandy in 3, 4 and 5 star versions. In 2011 we introduced three new brands to the Russian market Talka, Sotka and Silver Blend.

Import Portfolio

We are one of the leading importers of wine and spirits in Russia. Whitehall, our main import company, has exclusive rights to import and distribute a number of brands of spirits and wines into Russia. Through Whitehall, we have one of the leading platforms for importing and distributing faster growing imported brown spirits and wines in Russia. Exclusively imported brands include the following:

SPIRITS	WINES
Cortel Brandy	Concha y Toro
DeKuyper	Hardy’s
Great Valley	Robert Mondavi
Jose Cuervo	Paul Masson
Label 5	Nobilo
Trivento
Pascual Toso
Janneau
Kumala & Flagstone
Pere Magloire

Export Activities

We are the leading exporter of vodka in Russia with our key export markets of the Ukraine (where we have set up our own import and distribution company), the Baltics and other CIS countries. In January 2012 CEDC has signed an exclusive distribution agreement with First Drinks Brands, part of William Grant & Sons, on distribution of Green Mark, Żubrówka and Kauffman Vodka in the United Kingdom. The agreement will strengthen presence of CEDC brands in the UK market, as First Drinks Brands is the leading distributor on the market, with expertise in development of premium spirit brands, cooperating with both of trade and on trade segment.

Sales Organization and Distribution

In Russia, we have a strong sales team that sells directly to the key retail accounts and primarily relies on third-party distribution through wholesalers to reach the small to medium sized outlets. For sales of our vodka brands we also have ESTs that were introduced in 2006. We staff ESTs that currently cover the majority of Russia. The mission of these teams is to maintain direct relationships with retailers and ensure that the Company’s products are properly positioned on the shelf. Members of ESTs are generally on the distributors’ payrolls, which are indirectly remunerated by us via discounts granted to distributors. ESTs exclusively deal with our vodka products and currently control deliveries to approximately 69,000 points-of-sale (which is about 57% of all points-of-sale in Russia).

The following table illustrates the breakdown of our sales in Russia:

Volume Sales Mix by Product Category	2011	2010
Vodka domestic	68.0%	78.0%
Vodka export	11.0%	7.0%
Ready-to-drink products	14.0%	15.0%
Wine and spirits other than vodka	7.0%	0.0%

Total	100%	100%

Employees

As of December 31, 2011 we directly employed 3,556 individuals in Russia.

Trademarks

With the acquisition of Parliament and Russian Alcohol we became the owners of vodka brand trademarks in Russia. The main trademarks we have are Parliament, Green Mark and Zhuravli vodka brands. We also have trademarks with other brands we own in Russia. See “Risk Factors—We may not be able to protect our intellectual property rights”.

Hungary

Brands

In July of 2006, we acquired the trademark for Royal Vodka, which we produce in Poland and which we currently sell in Hungary through our Bols Hungary subsidiary. Royal Vodka is the number one selling vodka in Hungary with market share of approximately 53%.

Our exclusive import brands in Hungary include the following:

CEDC BRANDS	VERMOUTH and BITTERS	LIQUEURS	WHITE SPIRITS	BROWN SPIRITS
Bols Vodka	Campari	Jaegermeister	Jose Cuervo	Remy Martin
Żubrówka	Cinzano	Bols Liqueurs	Calvados Boulard	Metaxa
Royal Vodka		Cointreau		St Remy
		Carolans		Grant’s
		Galliano		Glenfiddich
		Irish Mist		Tullamore Dew
Old Smuggler

Sales Organization and Distribution

In Hungary, we employ approximately 23 sales people who cover primarily on-trade and key account customers throughout the country.

Employees

As of December 31, 2011, we employed 50 employees in Hungary including 48 persons employed on a full time basis.

Sources and Availability of Raw Materials for Spirits that We Produce

The principal components in the production of our distilled spirits are products of agricultural origin, such as rectified spirit, as well as flavorings, such as bison grass for Żubrówka, and packaging materials, such as bottles, labels, caps and cardboard boxes. We purchase raw materials by contractual arrangement and through purchases on the open market. Agreements with the suppliers of these raw materials are generally negotiated with indefinite terms, subject to each party’s right of termination upon six months’ prior written notice. Prices for these raw materials excluding spirits are negotiated on average every year. Spirit prices are influenced by underlying grain price trends which can fluctuate quickly and therefore tend to be purchased on short term or spot rate agreements.

We have several suppliers for each raw material in order to minimize the effect on our business if a supplier terminates its agreement with us or if disruption in the supply of raw materials occurs for any other reason. We have not experienced difficulty in satisfying our requirements with respect to any of the products needed for our spirit production and consider our sources of supply to be adequate at the present time. We do not believe that we are dependent on any one supplier in our production activities. In certain instances, primarily spirit in Russia, we purchase raw materials primarily from a single source which increases our risks for price increases and supply disruptions. See “Risk Factors – Reliance on single source suppliers could have a material adverse effect on our business and our financial results”.

Government Regulations

Alcohol and spirit markets are subject to extensive government regulations in Poland and Russia. We are subject to a range of regulations in the countries in which we operate including laws and regulations on the environment, trademark and brand registration, packaging and labeling, distribution methods and relationships, pricing and price changes, sales promotions and public relations. As explained below in “Risk Factors”, we may be required to obtain permits and licenses to operate our facilities. We are also subject to rules and regulations relating to changes in officers or directors, ownership or control.

As discussed earlier, on January 1, 2012, the Russian government increased excise taxes for spirits from 231 Ruble per liter of 100% spirit to 254 Ruble per liter of 100% spirit, a 10% increase. The government has announced a 100 Ruble per annum increase in excise tax each year until 2015. This excise tax increase has also been matched by other government’s regulations imposed to curb the black market for spirits in Russia. Actions included the changing of the payment structure for excise taxes as well as requiring a bank guarantee for the excise value when purchasing spirits.

The RTD business was also impacted in 2012 by changes in the Russian government regulation which restrict the package sizes that spirit based RTD can be sold in. As such, the Company plans to move to a wine based formulation for the majority of the RTD products which will be allowed to be sold in existing packaging formats.

We believe we are in material compliance with all applicable governmental laws and regulations in the countries in which we operate and expect all material governmental permits and consents to be renewed by the relevant governmental authorities upon expiration. We believe that the administration and compliance costs with the applicable laws and regulations, and our liability thereunder, do not and are not expected to have a material adverse impact on our financial condition, results of operations or cash flows.

Alcohol Advertising Restrictions

Polish and Russian regulations do not allow any form of “above-the-line advertising and promotion”, which is an advertising technique that is conventional in nature and impersonal to customers, using current traditional media such as television, newspapers, magazines, radio, outdoor, and internet mass media for alcoholic beverages with greater than 18% alcohol content.

We believe we are in material compliance with the government regulations regarding above-the-line advertising and promotion and we have not been notified of any violation of these regulations.

Environmental Matters

We are subject to a variety of laws and regulations relating to land use and environmental protection, including the Polish Environmental Protection Law of April 27, 2001 (Dz.U. 2008.25.150, as amended), the Polish Waste Law of December 14, 2012 (Dz.U. 2013.21 as amended), the Polish Water Management Law of July 18, 2001 (Dz.U.2012.145, as amended) and the Polish Act on Entrepreneurs’ obligations regarding the management of some types of waste and product charges of May 11, 2001 (Dz.U. 2007.90.607, as amended). We are not required to receive an integrated permit to operate our Białystok and Oborniki production plants. However, we receive certain permits for the economic use of the environment, including water permits, permits for production and storage of waste and permits for discharge of pollutants into the atmosphere. In addition, we have entered into certain agreements related to the servicing and disposal of our waste, including raw materials and products unsuitable for consumption or processing, paper, plastic, metal, glass and cardboard packaging, filtration materials (used water filter refills), used computer parts, unsegregated (mixed) residential waste, damaged thermometers and alcoholmeters, used engine and transmission oils, batteries and other waste containing hazardous substances. In addition, we pay required environmental taxes and charges related primarily to packaging materials and fuel consumption and we believe we are in material compliance with our regulatory requirements in this regard. While we may be subject to possible costs, such as clean-up costs, fines and third-party claims for property damage or personal injury due to violations of or liabilities under environmental laws and regulations, we believe we are in material compliance with applicable requirements and are not aware of any material breaches of said laws and regulations.

Corporate Operations and Other

The Corporate Operations and Other division includes traditional corporate-related items including executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations.

Taxes

We operate in the following tax jurisdictions: the United States, Poland, Hungary, Russia, Ukraine, Cyprus and Luxembourg. In Poland, Russia, Hungary and Ukraine we are primarily subject to value added tax (VAT), corporate income tax, payroll taxes, excise taxes and import duties. In the United States we are primarily subject to federal and New Jersey state income taxes, Delaware franchise tax and local municipal taxes. We believe we are in material compliance with all relevant tax regulations.

Excise taxes comprise significant portions of the price of alcohol and their calculations differ by country. In Poland and Russia, where our production takes place, the value of excise tax rates for 2011 amounted to PLN 49.6 ($14.51) and RUB 231 ($7.17) per liter of 100% alcohol.

Research and Development

We do not have a separate research and development unit, as new product developments are primarily performed by our marketing and production department. Our activity in this field is generally related to development of new brands as well as improvements in packaging and extensions to our existing brand portfolio or revised production processes leading to improved taste.

Properties

Our significant properties can be divided into the following categories:

Production and rectification facilities. Our production facilities in Poland comprise two plants, one in Białystok, one in Oborniki Wielkopolskie. The Białystok facility is located on 78,665 square meters of land which is leased from the government on a perpetual usufruct basis. The production capacity of our plant in Bialystok is approximately 23.2 million liters of 100% alcohol per year and currently, we use approximately 70-75% of its production capacity. In the Białystok distillery we produce Żubrówka Bison Grass, Żubrówka Biała, Absolwent and its taste variations, Batory, Białowieska, Cytrynówka, Czekoladowa, Kompleet Vodka, Liberty Blue, Lider, Ludowa, Nalewka Wiśniowa, Nalewka Miodowa and Palace Vodka, Winiak Białostocki, Winiak Pałacowy, Wódka Imbirowa. The plot on which the Białystok facility is located has been pledged as part of the collateral to our Existing 2016 Notes.

The Oborniki facility is located on 80,519 square meters of which 58,103 square meters are owned by us and 22,416 square meters are leased from the government on a perpetual usufruct basis. In the Oborniki distillery we produce, Bols Vodka and its taste variations, Soplica and its taste variations and Boss, Śląska, Niagara and Royal Vodka. The plot on which the Oborniki facility is located has been pledged as part of the collateral to our Existing 2016 Notes.

Our production facilities in Russia comprise four active plants that we refer to as Topaz, Siberia, Parliament and Bravo Premium and one plant in Tula (“PKZ”) that is inactive.

The Topaz distiller is the main vodka plant in Russia and is one of the most advanced enterprises in Russia. It is certified to be in compliance with ISO 9001 and HACCP. The factory has ten, modern, hi-tech filling lines, its own rectifying equipment for processing raw spirit, and a unique “stream” processor. The Topaz distillery produces, among others, the Green Mark, Zhuravli and Yamskaya brands. The plant, which was founded in 1995, is located on 65,400 square meters and has a production capacity of over 136 million liters annually. Currently we use about 61% of the plant’s production capacity.

The Siberia facility is a modern vodka plant located in Novosibirsk. Due to the strategic location of the plant the Company is able to obtain transport costs efficiencies in order to serve the eastern part of Russia. The Siberia facility has the ability to produce almost all of the vodka brands in the CEDC portfolio. It is located on 55,000 square meters. The production capacity of the Siberia facility is 114 million liters per year, at the moment its usage is about 30%. The Siberia plant has been pledged as part of the collateral to our Existing 2016 Notes.

The Parliament production plant uses an unique biological milk purification method. Milk, added at a certain stage of production, absorbs all impurities and harmful substances. The milk is then removed in a multistage filtration process, leaving pure vodka of the highest quality. The Parliament plant is located on the area of 25,400 square meters. It has a production capacity of 44 million liters of 100% alcohol annually, currently we use 37% of its capacity. The building is a security for a loan from Grandinvestbank.

The Tula facility was shut down on July 28, 2011 the Company committed to look for a buyer or keep the plant idle as part of the ongoing restructuring process in Russia, in order to optimize efficiency. Starting in August 2011, all production activity has been suspended and all of the employees were terminated. The Company recognized a RUR 221.6 million (approximately $7.4 million) loss, related to the classifications of the assets at the lower of carrying amount or estimated fair value less costs to sell. In the consolidated balance sheet we present in a separate line fixed assets of Tula as of December 31, 2011 and December 31,2010 of $0.7 million and $8.6 million respectively, as assets held for sale. The Tula facility has been pledged as part of the collateral to our Existing 2016 Notes.

The Bravo Premium distillery was the first in Russia to bottle alcoholic cocktails, beer and non-alcoholic beverages in aluminum cans. The company has been affiliated with Russian Alcohol since 2005 and became part of the CEDC Group in 2008. In recent years Bravo Premium has gone through an intensive modernization of the manufacturing process, purchased new pouring lines, built new plant facilities and expanded its distribution network. Today, Bravo Premium is a premier facility for the production of alcoholic cocktails, with three pouring lines for cans, plastic bottles and glass containers. The factory produces such cocktails as Amore, Elle and Bravo Classic. The factory is certified to be in compliance with ISO 9001. It is located on 12,061 square meters. We use about 30% of its 80 million liters production capacity.

Office, distribution, warehousing and retail facilities. We own three warehousing and distribution sites located in various regions of Poland as well as four retail facilities located in various regions of Poland. In Russia we own properties in the Balashika, Moscow region where the Parliament production site is located, the Mitishi, Moscow region where the Topaz production site is located, Tula where the PKZ production site is located, and Novosibirsk where the Siberian production site is located. In Ukraine we rent one warehouse and one office. During 2011, the PKZ factory was shut down and is now idle as is accounted for as a held for sale asset.

Leased Facilities. Our primary corporate office is located in Warsaw, Poland, and we have a rented corporate office in Budapest, Hungary. In addition we operate over three warehousing and distribution sites and four retail facilities located in various regions of Poland. In Russia we lease over 60 office, warehouse and retail locations primarily related to the RAG and Parliament business. The lease terms expire at various dates and are generally renewable.

Financing Commitments and Contingent Liabilities

Supply contracts

The Company has various agreements covering its sources of supply, which, in some cases, may be terminated by either party on relatively short notice. Thus, there is a risk that a portion of the Company’s supply of products could be curtailed at any time.

Bank Guarantees

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements—Bank Guarantees”.

Operating Leases and Rent Commitments

The Company makes rental payments for real estate, vehicles, office, computer, and manufacturing equipment under operating leases. The following is a schedule by years of the future rental payments under the non-cancelable operating lease as of September 30, 2012:

2012	$2,918
2013	9,130
2014	8,722
2015	8,148
2016	5,536
Thereafter	2,976

Total	$37,430

During 2012, the Company continued its policy of renewing its transportation fleet by way of capital leases. The future minimum lease payments for the assets under capital lease as of September 30, 2012 are as follows:

2012	$594
2013	593
2014	236

Gross payments due	$1,423
Less interest	(100)

Net payments due	$1,323

Legal Proceedings

From time to time we are involved in legal proceedings arising in the normal course of our business, including opposition and cancellation proceedings with respect to trademarks similar to some of our brands, and other proceedings, both in the United States and elsewhere. Except as set forth below, we are not currently involved in or aware of any pending or threatened proceedings that we reasonably expect, either individually or in the aggregate, will result in a material adverse effect on our consolidated financial statements.

On October 24, 2011, a class action complaint titled Steamfitters Local 449 Pension Fund vs. Central European Distribution Corporation, et al., was filed in the United States District Court, District of New Jersey on behalf of a putative class of all purchasers of our common stock from August 5, 2010 through February 28, 2011 against us and certain of our officers. The complaint seeks unspecified money damages and alleges violations of federal securities law in connection with alleged materially false and misleading statements and/or omissions regarding our business, financial results and prospects in our public statements and public filings with the SEC for the second and third quarters of 2010, relating to declines in our vodka portfolio, our need to take an impairment charge relating to the deterioration in fair value of certain of our brands in Poland and negative financial results from the launch of Żubrówka Biała. Subsequent to the above complaint, a second, substantially similar class action complaint titled Tim Schuler v. Central European Distribution Corporation, et al., was filed in the same court. By court orders dated August 22, 2012, the Steamfitters action and the Schuler action were consolidated and are now proceeding in the District of New Jersey under the caption In re Central European Distribution Corp. Securities Litigation, 11-cv-6247 (JBS-KMW). The Arkansas Public Employees Retirement System and the Fresno County Employees’ Retirement Association have been named Lead Plaintiffs in this action. Pursuant to an Order of the Court, Lead Plaintiffs are expected to file an amended complaint by February 18, 2013. Defendants will then have 60 days to answer or move to dismiss the complaint.

On June 8, 2012, a purported securities fraud class action titled Grodko v. Central European Distribution Corporation, et al., was filed against the Company in the United States District Court for the Southern District of New York. The plaintiff in the lawsuit, who is suing purportedly on behalf of a class of all purchasers of the Company’s common stock between March 1, 2010 and June 4, 2012, alleges that the Company made false and/or misleading statements related to and/or failed to disclose that (1) the Company’s reported net sales in the years ended December 31, 2010 and 2011 were materially inflated; (2) as a result of a failure to account for retroactive trade rebates provided to the customers of Russian Alcohol, the Company anticipates restating its reported consolidated net sales, operating profit and related accounts for these periods; and (3) as a result of the foregoing, the Company’s statements were materially false and misleading at all relevant times. On August 7, 2012 a second, substantially similar class action complaint titled Puerto Rico System of Annuities and Pension for Teachers v. Central European Distribution Corporation, et al., was filed in the same court. By court orders dated September 4, 2012, the Grodko action and the Puerto Rico System of Annuities and Pension for Teachers action were transferred to the United States District Court for the District of New Jersey, where the actions have been consolidated and are proceeding under the caption Grodko v. Central European Distribution Corporation, et. al, No. 12-cv-5530 (JBS-KMW). The Puerto Rico System of Annuities and Pensions for Teachers has been named lead plaintiff in this action., On February 15, 2013, the lead plaintiff filed an amended complaint and the defendant now has 30 days to answer or move to dismiss the complaint.

By complaints dated December 13, 2012, a single plaintiff filed two separate “derivative” actions against seven current and former CEDC directors, and against CEDC as a “nominal” defendant. The seven current and former directors named as defendants are: William Carey, Christopher Biedermann, David Bailey, Marek E. Forysiak, Markus Sieger, N. Scott Fine, Robert P. Koch and William S. Shanahan. These two actions were filed in the Superior Court of New Jersey, Burlington County, Chancery Division. Both complaints allege breaches of fiduciary duty, waste of corporate assets, and unjust enrichment. One complaint deals with alleged violations of the Foreign Corrupt Practices Act. The other complaint deals with alleged GAAP violations resulting from the Russian Alcohol Group trade rebate issue. The Company has until early April to respond to the complaints.

In December 2012, a shareholder filed a “books and records” complaint in Delaware state court, seeking to compel inspection of CEDC’s books and records. The case, captioned Khakshour v. Central European Distribution Corp., C.A. No. 8113-ML, is currently pending before the Court of Chancery.

The Company intends to mount a vigorous defense to the claims asserted. Although we believe the allegations in the above complaints are without merit, these types of lawsuits can be protracted, time-consuming, distracting to management and expensive and, whether or not the claims are ultimately successful, could ultimately have an adverse effect on our business, operating results and cash flows.

As noted in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the SEC on October 5, 2012, the Audit Committee, through its counsel, voluntarily notified the SEC of its internal investigation regarding the Company’s retroactive trade rebates, trade marketing refunds and related accounting issues. The Company has subsequently been contacted by the Fraud Division of the Criminal Division of the US Department of Justice (“DOJ”) regarding the disclosure in the Form 10-K/A for the year ended December 31, 2011, filed with the SEC on October 5, 2012 that there has been a breach of the books and records provisions of the Foreign Corrupt Practices Act (“FCPA”) of the United States and potentially other breaches of the FCPA. The Company has been asked to provide information about these matters on a voluntary basis to the SEC and DOJ. The Company is fully cooperating with the SEC and DOJ. Any action by the SEC or DOJ could result in criminal or civil sanctions against the Company and/or certain of its current or former officers, directors or employees.

MANAGEMENT

Directors of CEDC

The following table sets forth information regarding our directors and certain of our executive officers, including their ages as of February 25, 2013.

Name	Age	Position
Roustam Tariko	51	Chairman of the Board
N. Scott Fine	56	Vice Chairman and Lead Director
Jose Luis Aragon	64	Director
David Bailey	68	Director
Joseph Farnan, Jr.	67	Director
Markus Sieger	47	Director
Alessandro Picchi	55	Director

Roustam Tariko was appointed Chairman of the board of directors on July 9, 2012 and, from October 23, 2012 to January 10, 2013, served as Interim President of the Company. Mr. Tariko is the founder of Russian Standard, one the largest Russian privately owned companies working in the consumer market. Russian Standard has leading positions in banking, premium vodka, sparkling wines and spirits distribution. Dating back to 1992, the Russian Standard family of companies today includes Russian Standard Vodka (a number one premium vodka in Russia, present in over 75 countries), Roust Inc. (a leading Russian distributor of alcoholic beverages), Gancia (a legendary Italian producer of sparkling wines and vermouths founded in 1850), Russian Standard Bank (a leading consumer lending and credit card bank in Russia) and Russian Standard Insurance. Mr. Tariko is a graduate of the Moscow Institute for Railway Engineering with a degree in economics and INSEAD Executive School.

N. Scott Fine has been a director of the Company since January 2003, and was previously a director in 2001. Mr. Fine was appointed Lead Director of the board of directors on July 9, 2012 and Vice Chairman of the board of directors on October 23, 2012. Mr. Fine is an investment banker at Scarsdale Equities, a New York based investment-banking firm. Mr. Fine has been involved in corporate finance for over 25 years. Previously, Mr. Fine was an investment banker at Fine Equities, focusing on small- to medium-cap companies and managing high net worth individuals and small institutions. Mr. Fine was a member of the team of underwriters that co-managed the Company’s initial public offering. He has also worked on a series of transactions domestically and internationally in the healthcare and consumer products area. Mr. Fine currently sits on the Deans Advisory Board for The University of Connecticut’s Neag School of Education at Storrs, Connecticut.

Jose L. Aragon has been a director of the Company since May 16, 2012. Since January 2001, Mr. Aragon has been president of Aragon Consulting Corporation. In 2006, he was President of Russian Standard Vodka USA, and between 2000 and 2005, he was a member of the board of directors of Russian Standard Vodka. From 1999 to 2000, he was the vice president of marketing for Spherion Corporation. Mr. Aragon has also held several positions at Bacardi, including, from 1997 to 1999 the North American vice president of marketing and a member of the board of directors of Bacardi USA, from 1993 to 1997 the European vice president and director of marketing for Bacardi-Martini B.V., and from 1980 to 1997 the assistant vice president of marketing and then vice president of human resources for Bacardi USA. From 1975 to 1980, Mr. Aragon worked in brand management at Procter & Gamble Spain and USA. Mr. Aragon was designated as a nominee to the board of directors by Roust Trading pursuant to the Amended Governance Agreement.

David Bailey has been a director of the Company since December 2003 and from July 9, 2012 to January 10, 2013 served as Interim Chief Executive Officer of the Company. Mr. Bailey joined International Paper in 1968 and has held various levels of responsibility within that company including President IP Poland, and Managing Director Eastern Europe, including Russia. He was Chairman of the Board for OAO Svetogorsk (Russia), and Chairman of the board for IP Kwidzyn (Poland). He retired from International Paper in 2008, and has opened a private strategic planning consulting business for Poland and Russia. He has also been responsible for the creation and development of the most popular tissue brand in Poland, Velvet. In addition, he served on the board of directors for the American Chamber of Commerce in Poland for 9 years, is on the board of Litewska Children’s Hospital Foundation, United Way Poland, and was a member of the Polish Business Roundtable for 13 years. Mr. Bailey served in the United States Army and graduated with a Chemical Engineering Degree from Oregon State University.

Judge Joseph Farnan, Jr has been a director of the Company since February 4, 2013. From September 1970 until June 1973, Judge Farnan was Dean of Students and Director of the Criminal Justice Program at Wilmington University. After leaving the university as an administrator and faculty member, he continued as an adjunct faculty member until 1981. From December 1971 until December 1976, Judge Farnan was engaged in the private practice of law in Wilmington, Delaware. During this time he also served as a part-time Assistant Public Defender. In December 1976, he was appointed County Attorney for New Castle County, Delaware. He served in this position until January 1979, when he was appointed Chief Deputy Attorney General for the State of Delaware. In August 1981, he was appointed the United States Attorney for the District of Delaware by President Ronald Reagan. In July 1985, Judge Farnan was appointed to the United States District Court for the District of Delaware by President Reagan. Judge Farnan served as Chief Judge of the District Court from July 1997 until July 2000. Judge Farnan is admitted to practice in New Jersey and Delaware and is now engaged in the private practice of law with Farnan LLP. Judge Farnan received his Bachelor of Arts degree in Political Science from King’s College, Wilkes-Barre, Pennsylvania, in June 1967. Judge Farnan received his Juris Doctor degree from the University of Toledo College of Law in June 1970.

Markus Sieger has been a director of the Company since August 2005 and holds a degree in Economics from the University of Applied Sciences for Business and Administration, Zurich. He started his career in 1981 with Zurich Insurance Group where he specialized in building up and managing complex information systems and organizational projects. In 1994, he joined fincoord and is today managing partner of ffc fincoord finance coordinators AG, which is an M&A and strategic advisory firm focusing since 1991 on growth markets in Central Europe and Asia. He is also the founder and Chairman of iscoord AG, an award winning IT company. He has been a director of both public and private companies, in the United States, the European Union and Switzerland.

Alessandro Picchi has been a director of the Company since April 23, 2012. He is a lawyer enrolled on the Bar of Milan and the Bar of the Italian Highest Court. From December 2011 to April 15, 2012 he was General Counsel of Russian Standard Corporation. From 2006 to 2011 he was a partner of Morri, Cornelli & Associates, a Tax and Law Firm with offices in Milan and Rome. From 2000 to 2006 he was Chairman of the Board of Directors of Globalfin International with headquarters in Switzerland and director of Motorel Investments BV. From 1996 to 2000 he was General Counsel of Globalfin International SA and a member of the Board of Directors. Mr. Picchi was designated as a nominee to the board of directors by Roust Trading pursuant to the Amended Governance Agreement.

Board of Directors

Our business and affairs are managed under the direction of our board of directors.

Annual Shareholders Meeting and New Slate of Directors

On February 1, 2013 the board of directors scheduled CEDC’s annual general meeting of shareholders for Tuesday, March 26, 2013 and fixed the close of business on Friday, March 1, 2013 as the record date for the determination of shareholders eligible to vote at the annual general meeting or any adjournment or postponement thereof. At the annual general meeting of shareholders CEDC will ask shareholders to, among other things, elect seven directors nominated by the board of directors to serve on the board of directors. The seven directors nominated by the board of directors for election include: Roustam Tariko, N. Scott Fine, Jose Aragon, David Bailey, Joseph Farnan, Alessandro Picchi, and Markus Sieger. On February 11, 2013, Mark Kaufman notified the

Company of his nomination of William V. Carey, Tom Wilen, Philippe Leopold and himself as candidates for election to the board of directors of the Company to be voted on at the annual meeting of shareholders.

Committees of the Board of Directors and Meetings

The board of directors held 21 meetings in 2011, in addition to acting by unanimous written consent 7 times. Each incumbent director who was also a director in 2011 attended at least 75% of the total number of meetings of the board of directors and meetings of the committees of the board of directors on which he served in 2012.

The board of directors has seven standing committees: an audit committee (which is a separately designated audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act), a compensation committee, a nominating and corporate governance committee, a special committee (which addresses certain corporate decisions where a conflict-of-interest with Russian Standard may exist), a Russian Standard relationship committee, a restructuring committee and an operational management committee. The functions performed by the audit committee, the compensation committee, the nominating and corporate governance committee, the operational management committee, the Russian Standard relationship committee and the special committee are summarized below. All of the members of the audit committee, the compensation committee and the nominating and corporate governance committee are independent directors as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Each of these three committees can hire its own advisors.

On August 10, 2009, at the recommendation of the nominating and corporate governance committee, the board of directors adopted a policy limiting the number of public boards of directors on which our directors may serve to two, in addition to the board of directors of the Company.

Audit Committee. The audit committee operates under a written charter adopted by the board of directors that may be amended by the board of directors at any time. A current copy of the audit committee’s charter is available in the ‘Investor Relations’ section of the Company’s website at http://www.cedc.com, under the heading ‘Corporate Governance.’ Messrs. Fine, Picchi and Farnan currently constitute the audit committee. Mr. Fine currently serves as the chairman of the audit committee. The board of directors has determined that Mr. Fine qualifies as an “audit committee financial expert” as defined in Items 401(h) and 407(d)(5) of Regulation S-K, and that each of the members of the audit committee is independent in accordance with applicable NASDAQ standards and SEC rules and regulations. Each member of the audit committee must meet certain independence and financial literacy requirements. The audit committee oversees our corporate financial reporting process, internal accounting controls, audit plans and results and financial reports. In addition, the audit committee appoints, compensates, retains and oversees the work of the firm of independent auditors employed by the Company to conduct the annual audit examination of the Company’s financial statements. The members meet with the independent auditors and financial management to review the scope of the proposed audit for the year, the audit procedures to be utilized, audit fees, and, at the conclusion of the audit, the audit reports. In addition, the audit committee reviews the financial statements, the related footnotes and the independent auditors’ report thereon and makes related recommendations to the board of directors as the audit committee deems appropriate. The audit committee met 22 times during 2011. The report of the audit committee is set forth later in this proxy statement.

Compensation Committee. The compensation committee operates under a written charter adopted by the board of directors that may be amended by the board of directors at any time. A current copy of the compensation committee’s charter is available in the ‘Investor Relations’ section of the Company’s website at http://www.cedc.com, under the heading ‘Corporate Governance.’ The compensation committee’s responsibilities include (i) making recommendations to the board of directors on salaries, bonuses and other forms of compensation for the Company’s officers and other key management and executive employees, (ii) consulting with independent outside compensation consultants regarding the Company’s executive officer and director compensation policies, (iii) administering the Company’s 2007 Stock Incentive Plan, referred to herein as the Option Plan, and (iv) reviewing management recommendations for grants of stock options and any proposed plans or practices of the Company relating to compensation of its employees and directors. Messrs. Sieger, Aragon and Farnan currently constitute the compensation committee, each of whom is an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Mr. Sieger serves as the chairman of the compensation committee. The compensation committee held 6 meetings during 2011. The report of the compensation committee is set forth later in this proxy statement.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee operates under a written charter adopted by the board of directors that may be amended by the board of directors at any time. A current copy of the nominating and corporate governance committee’s charter is available in the ‘Investor Relations’ section of the Company’s website at http://www.cedc.com, under the heading ‘Corporate Governance.’ The nominating and corporate governance committee monitors the independence of the board of directors by identifying individuals qualified to become board members and selecting, or recommending that the board of directors select, the director nominees for election at the Company’s annual meetings of stockholders. The nominating and corporate governance committee also recommends to the board of directors candidates for filling positions on the board of directors resulting from the death or resignation of directors. The nominating and corporate governance committee also recommends directors for appointment to the committees of the board of directors. In addition, the nominating and corporate governance committee reviews and assesses the adequacy of the Company’s corporate governance principles and, if appropriate, develops and recommends to the board of directors additional corporate governance principles. These responsibilities include oversight of the process of evaluating the performance of the board of directors, its committees and individuals directors, maintenance of the Company’s succession plan, convening executive sessions of the board of directors at which no members of management or other representatives of the company are present and recommending to the board of directors a candidate for Lead Director. The current Lead Director is Mr. Fine. Messrs. Fine, Picchi and Sieger currently constitute the nominating and corporate governance committee, each of whom is an “independent director” as defined by rule 5605(a)(2) of the NASDAQ Marketplace Rules. Mr. Fine serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee held 3 meetings in 2011.

The nominating and corporate governance committee believes that, in order to be effective, a board of directors must consist of directors with varying experiences and personal backgrounds. In particular for a company that has operations around the world, the nominating and corporate governance committee believes that the board of directors should include representatives from the territories and regions that are relevant to the company’s business. To this end, the nominating and corporate governance committee highly values diversity of experience and geographic background in considering candidates for membership on the board of directors. The current directors and nominees for election to our board of directors include citizens or full time residents of Italy, Poland, Russia, Switzerland and the United States. They also have diverse professional experience, having worked internationally in investment and commercial banking, the practice of law, the international alcoholic beverage industry and the consumer retail sector for both publicly traded and privately held companies. This diversity contributes significantly to the insight that our board of directors has into the challenges facing the Company.

Operational Management Committee. The operational management committee was established by resolution of the board of directors on December 28, 2012. The Operational Management Committee oversees the Company’s day-to-day business and operations (other than those matters that are exclusively reserved to the Company’s board of directors or committees thereof). The Chief Executive Officer of the Company reports directly to the operational management committee. Messrs. Fine, Tariko and Aragon currently constitute the operational management committee. Messrs. Fine and Aragon are each an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

Russian Standard Relationship Committee. The Russian Standard relationship committee was established by resolution of the board of directors on July 8, 2012. The Russian Standard relationship committee is responsible for evaluating any transactions between Roust Trading and its affiliates, on the one hand, and the Company and its subsidiaries, on the other. Messrs. Fine and Sieger currently constitute the Russian Standard relationship committee, each of whom is an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules. None of Messrs. Fine and Sieger have any prior relationship or affiliation with Roust Trading or its affiliates, excluding the Company.

Special Committee of the Board of Directors. On June 9, 2012 an ad hoc committee of the board of directors was formed to consider and advise on, with the assistance of its legal and financial advisors, all matters relating to the Company’s relationship with Roust Trading where a conflict-of-interest may exist. The special committee is made up of all directors who do not have any prior relationship or affiliation with Roust Trading. Messrs. Fine, Farnan and Sieger currently constitute the special committee, each of whom is an “independent director” as defined by rule 5605(a)(2) of the NASDAQ Marketplace Rules. Mr. Bailey’s independence has not been evaluated since his service as interim Chief Executive Officer ended.

Executive Officers

The following table sets forth information regarding our executive officers, including their ages as of February 25, 2013.

Name	Age	Position
Grant Winterton	42	Chief Executive Officer
Ryan Lee	44	Chief Financial Officer

Grant Winterton was appointed as Chief Executive Officer of CEDC on January 10, 2013. Prior to his appointment, Mr. Winterton served as the General Manager of the Russian Alcohol Group, a CEDC subsidiary. Mr. Winterton has over 20 years of experience working in marketing, sales and general management positions for Campbells Soup (Australia), The Coca-Cola Company (Australia, Russia, Ukraine, China), Wimm Bill Dann (Russia) and Red Bull (Russia). Mr. Winterton has lived in Russia for over 10 years, working in the consumer goods industry, and has extensive working experience across the Russia, Ukraine, Belarus and CIS markets. He joined CEDC as General Manager of the Russian Alcohol Group in April 2012. Mr. Winterton serves on the board of directors of VelleOats. He has a Bachelor of Commerce Degree in Marketing/Finance from the University of New South Wales, Australia.

Ryan Lee was appointed Chief Financial Officer of CEDC by the CEDC board of directors on January 22, 2013. Prior to his appointment, Mr. Lee served as Chief Financial Officer of Russian Alcohol Group, a CEDC subsidiary, from April 2012. Mr. Lee has over 23 years of international work experience including 13 years in Russia, 5 years in Switzerland, and 2 years in each of the UK and the Netherlands. From November 2008 to March 2012, Mr. Lee worked for Eldorado as Vice President Finance. From November 1999 to November 2008, Mr. Lee worked for Japan Tobacco International, Geneva as Vice President Finance, Business Service Centres & Integration, Vice President Finance, Financial Planning & Analysis, and Vice President Corporate Tax, and for Japan Tobacco International, Russia as Chief Financial Officer, Vice President Finance and Financial Controller. From August 1989 to October 1999, Mr. Lee held accounting, finance and commercial positions at Unilever PLC and its group subsidiaries. Mr. Lee graduated in 1990 from the University of Wales Cardiff with a BA joint honors in Law and Italian, and has been a Chartered Accountant since 1992.

Executive Compensation

The following discussion relates to the compensation of Mr. Grant Winterton, the Company’s Chief Executive Officer; and Mr. Ryan Lee, the Company’s Chief Financial Officer (collectively, the “Named Executive Officers”) who were employed by the Company as of February 25, 2013.

Compensation Philosophy

The primary purpose of our compensation philosophy is to attract and retain a qualified, talented team of executive officers in a way that is aligned with the long-term interests of our stockholders. Therefore, several components of our compensation program are not fixed and instead will vary based on the actual performance of the company. This performance is measured against annual and long-term goals established by the Compensation Committee with the objective of increasing stockholder value.

Base Salary

Base salaries of executive officers are determined at the time a person initially becomes an executive officer by evaluating the responsibilities of the position, the experience and knowledge of the individual and the competitive marketplace at that time for executive talent, including a comparison to base salaries for comparable positions (considered in the context of the total compensation paid by such companies). Salaries are reviewed from time to time thereafter, generally in connection with the expiration of employment agreements or when other considerations warrant such consideration in the discretion of the compensation committee and board of directors, considering the foregoing factors as well as the executive’s performance and the other factors considered in setting total compensation described above. The Company has historically maintained a policy of setting base salary at the lower end of market levels in preference to emphasizing the incentives provided by the executive bonus and equity incentive programs.

Bonus

The Company has historically paid annual cash bonuses to its executive officers based on corporate performance, as measured by reference to factors which the compensation committee believes reflect objective performance criteria over which management generally has the ability to exert some degree of control.

Equity Grants

A third component of executive officers’ compensation is in the form of equity grants. We believe that equity awards tied to corporate performance or vesting requirements enable us to retain and motivate our executive officers.

Employment Agreements with Certain Executive Officers

The Company entered into an employment agreement with Grant Winterton on February 21, 2013. The Company has not entered into an employment agreement with Ryan Lee, the Company’s new Chief Financial Officer. The Company is in the final stages of completing this employment agreement.

Grant Winterton

Mr. Winterton serves as the Company’s Chief Executive Officer. Pursuant to the terms of his employment agreement, Mr. Winterton is paid an annual base salary at the rate of $750,000 and is eligible to receive a yearly cash bonus and an equity bonus. The amounts of his yearly cash bonus and equity bonus are based upon the achievement of certain performance and financial targets to be established by the Company’s Board of Directors in consultation with Mr. Winterton at the beginning of each fiscal year. Mr. Winterton participates in benefit plans and fringe benefits available to all other senior executives of the Company. As part of his participation in the benefit plans and fringe benefits available to the Company’s senior executives, Mr. Winterton receives health insurance coverage, a company mobile phone, a laptop and a company car. The agreement will terminate automatically upon Mr. Winterton’s death. If the agreement is terminated under certain circumstances, including a change in control of the Company, the Company must pay Mr. Winterton termination benefits.

Compensation of Directors

For the first half of 2011, each European-based director (Messrs. Bailey, Forysiak and Sieger) was entitled to receive an annual fee of $36,000 and each non-European-based director (Messrs. Fine, Koch and Shanahan) was entitled to receive an annual fee of $30,000 for serving as a member of the board of directors. The chairman of the board of directors was entitled to receive an additional annual fee of $20,000. The Lead Director and chairman of the nominating and corporate governance committee was entitled to receive an additional annual fee of $15,000. The chairmen of the audit committee and the compensation committee were each entitled to receive an additional annual fee of $10,000.

For the second half of 2011, each director was entitled to receive an annual fee of $75,000 for serving as a member of the board of directors and a fee of $2,500 for each physical board meeting attended. The Lead Director and chairman of the nominating and corporate governance committee was entitled to receive an additional annual fee of $25,000. The chairmen of the audit committee and the compensation committee were each entitled to receive an additional fee of $5,000. Members of the audit and compensation committees were each entitled to receive an additional fee of $10,000. Members of the nominating and corporate governance committee were each entitled to receive an additional fee of $2,500.

Equity awards granted to directors in 2011 were based on the following program. The chairman of the board of directors was entitled to receive an option grant of 20,000 shares. Each member of the audit committee was entitled to receive an option grant of 5,000 shares, and, in addition, the chairman of the audit committee was entitled to receive an option grant of 3,000 shares. The chairman of the compensation committee was entitled to receive an option grant of 5,500 shares and each member of the compensation committee was entitled to receive an option grant of 4,500 shares. The Lead Director and chairman of the nominating and corporate governance committee was entitled to receive an option grant of 10,000 shares and each member of the nominating and corporate governance committee was entitled to receive an option grant of 4,000 shares. Directors also had the choice to receive a portion of their annual equity grant in the form of restricted stock.

Beginning in 2012, compensation of our directors was revised. Directors are currently compensated in the form of equity awards and annual, monthly and daily fees. As equity compensation, each director receives an annual grant of restricted stock valued at $100,000. In addition, our Vice Chairman is to receive a one time equity award valued at $50,000. Annual director fees consist of a base fee of $75,000, Chairman fee of $50,000, Lead Director & Vice Chairman fee of $50,000, audit committee member fee of $10,000, audit committee chair fee of $10,000, compensation committee member fee of $10,000, compensation committee chair fee of $10,000 and nominating & corporate governance member fee of $2,500. The nominating & corporate governance chair fee is included in the Lead Director & Vice Chairman fee. Monthly director fees consist of operational management committee member fee of $7,500, operational management committee chair fee of $2,500, restructuring committee member fee of $7,500, restructuring committee chair fee of $2,500, Russian Standard Relationship Committee member fee of $7,500 and Russian Standard Relationship Committee chair fee of $2,500. Daily director fees consist of physical board meeting fee of $2,500, operational management committee meeting fee of $1,500, restructuring committee meeting fee of $1,500 and Russian Standard Relationship Committee meeting fee of $1,500. The Company also reimburses directors for out-of-pocket travel expenses relating to their service on the board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A related party transaction is defined as any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000 but excludes any transaction that does not require disclosure under Item 404(a) of Regulation S-K. A related person is:

•	an executive officer, director or director nominee of the Company;

•	any person who is known to be the beneficial owner of more than 5% of the Company’s common stock;

•

any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the Company’s common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

It is the Company’s policy that directors, officers and any other related persons are required to report any related party transactions to the Chief Executive Officer. All such transactions also are required to be reported to the audit committee, which, with the assistance of legal counsel and such other advisors as it deems appropriate, is responsible for reviewing and approving or ratifying any related party transaction. The audit committee intends to approve only those related party transactions that it believes are in, or not inconsistent with, the best interests of the Company. A written policy to this effect has been adopted by the board of directors.

In addition, every quarter, a report maintained by the Company’s accounting staff is reviewed and approved by the Chief Executive Officer and Chief Financial Officer. The audit committee of the board of directors conducts an annual review of all transactions between related parties and the Company.

Transactions with RTL

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Agreements With Roust Trading Ltd.” and “Description of Other Indebtedness” for descriptions of transactions with RTL and its affiliates.

RTL Ownership of Existing 2013 Notes

RTL, which owned approximately 19.47% of CEDC’s Existing Common Stock as of February 15, 2013, owns approximately $102.5 million aggregate principal amount of Existing 2013 Notes and will be eligible to participate in the CEDC Exchange Offer. Roustam Tariko, chairman of the board of directors of CEDC, indirectly owns all of the shares of and controls RTL.

RTL Investment Agreement

On March 8, 2013, CEDC, RTL and JSC “Russian Alcohol Group” entered into a Securities Purchase Agreement (the “RTL Investment Agreement”). This summary may not contain all of the information about the RTL Investment Agreement that may be important to you and does not purport to be complete. We encourage you to read the RTL Investment Agreement carefully and in its entirety.

RTL has agreed, on the terms and subject to the conditions set forth in the RTL Investment Agreement, to invest $172 million in CEDC and terminate the RTL Credit Facility in exchange for shares of New Common

Stock constituting at least 85% of the issued and outstanding New Common Stock immediately following consummation of the Exchange Offers or the Plan of Reorganization (the “RTL Investment”).

The RTL Investment Agreement contains a limited number of customary representations and warranties from CEDC, including, among others, with respect to incorporation, authority, authorization and broker’s fees and customary representations and warranties from RTL.

Conditions to Closing

The obligation of RTL to consummate the RTL Investment is conditioned upon, among other things:

•	the accuracy of CEDC’s representations and warranties;

•	the material performance by CEDC of its obligation in the RTL Investment Agreement;

•	the absence of any legal prohibitions on and governmental challenges to the transactions contemplated by the RTL Investment Agreement;

•	the receipt of antitrust and other approvals and consents;

•	CEDC not entering into an alternative transaction and not having made a change of recommendation;

•

RTL having received confirmation from the PFSA that RTL or its affiliates shall not, as a result of the Restructuring Transactions, be required to make a mandatory tender under Polish securities laws or CEDC’s common stock having been delisted from trading on the WSE or CEDC no longer being a public company within the meaning of the Polish Offering Act;

•

CEDC and RTL shall have entered into a registration rights agreement and governance agreement, and CEDC shall have adopted a new certificate of incorporation and bylaws, in each case, that RTL is reasonably satisfied with;

•	no Material Adverse Change (as defined in the RTL Investment Agreement shall have occurred);

•	RTL’s transaction expenses being paid by CEDC;

•	the Exchange Offers and Consent Solicitation shall be conducted in accordance with this Offering Memorandum and Disclosure Statement;

•	no default by CEDC or its subsidiaries under indebtedness in excess of $30 million (other than the RTL Credit Facility, the RTL Notes and the Sibirsky Credit Facility), with certain exceptions;

•

if the Restructuring Transactions are implemented pursuant to the Plan of Reorganization, approval by the bankruptcy court of the RTL Investment Agreement, the Plan of Reorganization (and related documents), satisfaction of the conditions to the Plan of Reorganization, absence of any breach of the Plan of Reorganization and RTL’s satisfaction with the documents and court orders related to the Plan of Reorganization;

•	the receipt of any required approval by the stockholders of CEDC; and

•	implementation of the Proposed Amendments.

•	the obligation of CEDC to consummate the RTL Investment is subject to customary closing conditions.

Termination

The RTL Investment Agreement contains termination rights for both parties, including: (i) if a governmental entity prohibits the transactions contemplated thereby; (ii) if the closing of the transactions contemplated thereby have not occurred by October 15, 2013; (iii) if the Restructuring Transactions are implemented through the Plan of Reorganization, if the case is dismissed or converted into a chapter 7 case; and (iv) the other party materially breaches the RTL Investment Agreement.

CEDC also has the right to terminate the RTL Investment Agreement in order to concurrently enter into an alternative transaction agreement with respect to a superior proposal, so long as CEDC complies with certain procedural requirements and pays RTL the Break-Up Fee (as defined below).

RTL also has the right to terminate the RTL Investment Agreement if:

•	CEDC has entered into an agreement for an alternative transaction or made a change or recommendation;

•	CEDC or any of its subsidiaries commences a bankruptcy or insolvency proceeding or takes similar actions without RTL’s prior written consent;

•	if the Restructuring Transactions are implemented through the Plan of Reorganization, certain milestones in the bankruptcy proceedings do not occur by specified dates;

•	the bankruptcy court does not approve the Plan of Reorganization or approves or confirms an alternative transaction;

•	CEDC amends or modifies or files a pleading to amend or modify the Plan of Reorganization or related documents without RTL’s approval;

•	the bankruptcy court terminates CEDC’s exclusive right to propose a plan of reorganization;

•

the bankruptcy court grants any request by any person other than CEDC to amend or modify the Plan of Reorganization, this Offering Memorandum and Disclosure Statement or any related documents without RTL’s approval; or

•	CEDC amends or modifies this Offering Memorandum and Disclosure Statement, certain ancillary agreements or its organizational documents without RTL’s approval.

Superior Proposals and Break-Up Fee

The RTL Investment Agreement provides that the board of directors of CEDC, if it determines in good faith that (x) any proposal it receives regarding an alternative transaction is a Superior Proposal (as defined in the RTL Investment Agreement), after giving RTL notice thereof and an opportunity to negotiate changes to the RTL Investment Agreement in response thereto, and (y) a failure to terminate the RTL Investment Agreement and enter into an alternative transaction agreement with respect to such Superior Proposal would be inconsistent with the CEDC Board’s fiduciary duties, shall have the right to terminate the RTL Investment Agreement to enter into such alternative transaction if CEDC pays a break-up fee in the amount of $10 million (the “Break-Up Fee”). The Break-Up Fee is also payable if: (i) RTL terminates the RTL Investment Agreement for a material breach by CEDC of its representations, warranties or covenants (subject to a cure period); (ii) RTL terminates the RTL Investment Agreement because CEDC enters into an alternative transaction agreement; (iii) if the RTL Investment Agreement is terminated by either party because the transactions contemplated thereby have not closed by October 15, 2013 or because a required stockholder approval was not obtained, and an alternative transaction proposal was made to CEDC or publicly announced, and CEDC consummates any alternative transaction within 18 months of such termination.

RTL Expenses

The RTL Investment Agreement provides that if the transactions contemplated thereby are consummated, CEDC will reimburse RTL for all expenses it incurs in connection therewith. It also provides that, if the RTL Investment Agreement is terminated (other than in the circumstances in which the Break-Up Fee is payable (and paid) or a termination by CEDC for a material breach by RTL of its representations, warranties or covenants), CEDC shall reimburse RTL for its expenses, but the maximum amount of such reimbursement will be capped at $3.5 million.

CEDC Damages and Specific Performance

CEDC has the right to make a claim for money damages if RTL breaches the RTL Investment Agreement (with RTL’s liability capped at $172 million). Alternatively, CEDC can seek an order for specific performance requiring RTL to consummate the transactions contemplated by the RTL Investment Agreement if: (i) all conditions to RTL’s obligations to consummate such transactions have been satisfied; (ii) RTL has failed to close such transactions as required thereunder; (iii) CEDC has confirmed to RTL in writing that all conditions to CEDC’s obligations have been satisfied or will be waived; and (iv) such closing would occur substantially contemporaneously with the closing of the Restructuring Transactions.

Other

The RTL Investment Agreement provides for an indemnity by CEDC in favor of RTL for third party claims arising out of any breaches of CEDC’s representations, warranties, or covenants.

JSC “Russian Alcohol Group”, an indirect wholly-owned subsidiary of CEDC is jointly and severally liable with CEDC with respect to certain payment obligations of CEDC thereunder, but only if a bankruptcy court approves the RTL Investment Agreement.

The RTL Investment Agreement contains a mutual release of certain claims between CEDC and RTL and certain of their related parties (including RTL’s exercise of its put right under the Amended SPA) which will be effective upon the consummation of the transactions contemplated thereby.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding common stock as of February 12, 2013 (or as of the date indicated in the footnotes below): (i) by each person who is known by the Company to beneficially own more than 5% of the common stock; (ii) by each of the named executive officers of the Company; (iii) by each director and nominee for director of the Company; and (iv) all directors and executive officers of the Company as a group. All information in this section is given on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise noted below, the address of each named executive officer and director is c/o Central European Distribution Corp., 3000 Atrium Way, Suite 265, Mt. Laurel, NJ, 08034.

Name	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Directors and Officers
David Bailey	103,152	(1)	0.13%
Roustam Tariko	15,920,411	(2)	19.39%
Jose Aragon	0		0%
N. Scott Fine	40,478	(3)	0.05%
Joseph Farnan	0		0%
Alessandro Picchi	0		0%
Markus Sieger	76,957	(4)	0.09%
Grant Winterton	160,000	(5)	0.19%
Ryan Lee	179,000	(5)	0.22%

All directors and executive officers as a group	16,791,181		20.45%

5% Stockholders
Roust Trading Ltd. / Roustam Tariko	15,920,411		19.39%
Mark Kaufman / W&L Enterprises Ltd	7,517,549	(6)	9.16%
ING	5,309,203		6.47%
William V. Carey	4,392,515	(7)	5.35%

(1)	Includes 88,500 shares that can be acquired upon the exercise of currently exercisable options or options that become exercisable within 60 days of February 12, 2013.
(2)	On January 29, 2013, Roust Trading delivered to the Company a written notice exercising its put right (the “Put Right”) under the Amended Securities Purchase Agreement, pursuant to which the Company would be obligated to repurchase from Roust Trading 5,714,286 shares. The Company informed Roust Trading of its view that the Put Right cannot be, and was not, validly exercised by Roust Trading. Roust Trading, however, believes that the Put Right can be, and was, validly exercised by Roust Trading. Roust Trading and the Company subsequently entered into a Forbearance Agreement, whereby each party agreed to forbear from taking any action or commencing any proceeding to enforce its rights or remedies arising out of or relating to the Put Right until April 30, 2013.
(3)	Includes 36,771 shares that can be acquired upon the exercise of currently exercisable options or options that become exercisable within 60 days of February 12, 2013.
(4)	Includes 59,874 shares that can be acquired upon the exercise of currently exercisable options or options that become exercisable within 60 days of February 12, 2013.
(5)	Consists of restricted stock units.
(6)	The information in this table is based solely on a Schedule 13D/A filed jointly on June 15, 2012 by Mark Kaufman and W & L Enterprises Ltd and a Schedule 13G/A filed on June 14, 2012 by ING.
(7)	The information in this table is based solely on a Schedule 13G/A filed on February 14, 2013. As of December 31, 2012, William V. Carey beneficially owned 4,392,515 shares, consisting of 30,000 shares owned by WVC 2007 Family LLC; 50,000 Shares owned by Carey VII LLP; 3,705,219 shares owned directly by Mr. Carey as trustee of The William V. Carey Revocable Trust; 304,627 shares owned by the William V Carey Trust, of which Mr. Carey is the trustee; and options to purchase 302,669 shares that may be acquired within 60 days of December 31, 2012. This does not include 152,500 shares owned by Mr. Carey’s spouse of which Mr. Carey disclaims beneficial ownership.

THE EXCHANGE OFFERS AND CONSENT SOLICITATION

The CEDC Exchange Offer

In the CEDC Exchange Offer, upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement, CEDC is offering to exchange for each $1,000 principal amount of Existing 2013 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time, 8.86 shares of New Common Stock.

The Existing 2013 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. No fractional shares will be issued in exchange for tendered Existing 2013 Notes and any fractional share amounts due to Noteholders as a portion of the Consideration will be rounded down to the nearest share. No cash payment will be made in lieu of fractional shares. Holders of Existing 2013 Notes will not be entitled to receive any cash payment with respect to accrued and unpaid interest on Existing 2013 Notes accepted for exchange and any such accrued interest will be forfeited, as the per $1,000 exchange ratio with respect to the CEDC Exchange Offer has been calculated to take account of accrued interest through March 15, 2013.

The CEDC FinCo Exchange Offer

In the CEDC FinCo Exchange Offer, upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement, CEDC FinCo is offering to exchange for each $1,000 principal amount of 9.125% Existing 2016 Notes and each €1,000 principal amount of 8.875% Existing 2016 Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time, at the election of such Tendering 2016 Noteholders, (i) the Cash Option Consideration as determined by procedure described below under “Cash Option” and/or (ii) the Notes Option Consideration described below under the heading “Notes Option”, in each case subject to proration as set forth below.

The 8.875% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of €50,000 and integral multiples of €1,000 in excess thereof. The 9.125% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. Holders of the Existing 2016 Notes who do not tender all of their Existing 2016 Notes should ensure that they retain a principal amount of Existing 2016 Notes amounting to at least the authorized minimum denomination of $100,000 of €50,000, as applicable, principal amount. No alternative, conditional or contingent tenders will be accepted.

New Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Notes will not be issued in increments of less than $1,000 and the principal amounts of the New Notes payable to a holder of Existing 2016 Notes in the CEDC FinCo Exchange Offer will be rounded down to the nearest $1,000. With respect to Tendering 2016 Noteholders electing the Cash Option, no cash will be paid as a result of rounding down to the nearest $1,000. Tendering 2016 Noteholders electing the New Notes Option will not be entitled to receive any cash payment with respect to accrued and unpaid interest on Existing 2016 Notes accepted for exchange and any such accrued interest will be forfeited, as all per $1,000 and per €1,000 exchange ratios with respect to the Exchange Offers have been calculated to take account of accrued interest through March 15, 2013. No further adjustments to the exchange ratios will be made solely due to an extension of the Expiration Date. With respect to the Cash Option Consideration and/or the Notes Option Consideration, as applicable, the per €1,000 exchange ratio in respect of 8.875% Existing 2016 Notes will be calculated using an exchange that reflects the trailing ten-day average exchange rate through March 22, 2013 as reported by Bloomberg Finance L.P.

Cash Option

The Cash Option is being conducted as a reverse “Dutch Auction” procedure. Each Tendering 2016 Noteholder may elect to elect to participate in the Cash Option, the proceeds of which will be funded by the RTL Investment of $172 million.

CEDC FinCo will use a pure reverse Dutch auction procedure to determine which Existing 2016 Notes will be accepted for exchange in the Cash Option. The Letter of Transmittal, among other options, provides the holders of Existing 2016 Notes with the option to elect to participate in the Cash Option. The auction will stay open through the Expiration Time, and Letters of Transmittal indicating any such election are due by the Expiration Time as provided herein.

CEDC FinCo will accept for purchase the Existing 2016 Notes that elect to participate in the Cash Option in the order of the lowest to the highest Bid Prices (as defined below) (as determined based upon each Bid Price’s percentage of the respective Existing 2016 Note’s principal amount) until reaching the Clearing Price. In addition, holders of Existing 2016 Notes that elect to participate in the Cash Option will be subject to proration. CEDC FinCo will first accept for exchange all Existing 2016 Notes with a Bid Price less than the Clearing Price and thereafter, Existing 2016 Notes with a Bid Price equal to the Clearing Price on a pro rata basis. In all cases, appropriate adjustments will be made to avoid purchases of Existing 2016 Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable. All Existing 2016 Notes not accepted in the Cash Option as a result of proration or as a result of having a Bid Price above the Clearing Price will not participate in the Cash Option and will be deemed to have elected to participate in the New Notes Option. In addition, any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option will be deemed to have elected the New Notes Option.

If Tendering 2016 Noteholders elect to participate in the Cash Option by indicating as such on their Letter of Transmittal and submitting such Letter of Transmittal by the Expiration Time as provided herein, each such holder shall receive, subject to the foregoing, its portion of the Cash Option Consideration equal to (a) such holder’s 8.875% Bid Price multiplied by the total principal amount of such holder’s 8.875% Existing 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total amount of such holder’s 9.125% Existing 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holder’s accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.875% Existing 2016 Notes.

“Bid Price” means, collectively, the 8.875% Bid Price and the 9.125% Bid Price.

“8.875% Bid Price” means, with respect to any holder of 8.875% Existing 2016 Notes that elects on its Letter of Transmittal to participate in the Cash Option, the price specified by such holder on its Letter of Transmittal for which it would be willing to exchange each €1,000 principal amount of 8.875% Existing 2016 Notes it chooses to exchange in the Cash Option; provided, however, that (i) the 8.875% Bid Price must be in increments of €10.00 and within a range between €600 and €850, (ii) if the 8.875% Bid Price is not submitted in a whole increment of €10.00, such 8.875% Bid Price will be rounded down to the nearest €10.00 increment, (iii) if a holder of 8.875% Existing 2016 Notes elects to participate in the Cash Option but does not specify its 8.875% Bid Price or it specifies an 8.875% Bid Price that is less than €600, then the 8.875% Bid Price for such holder shall be €600, and (iv) if the holder specifies an 8.875% Bid Price that is greater than €850, then such holder’s 8.875% Existing 2016 Notes will not be accepted for exchange in the Cash Option and will not be used for purposes of calculating the Clearing Price or the Cash Option Consideration.

“9.125% Bid Price” means, with respect to any holder of 9.125% Existing 2016 Notes that elects on its Letter of Transmittal to participate in the Cash Option, the price specified by such holder on its Letter of Transmittal for which it would be willing, subject to the terms of the Plan, to exchange each $1,000 principal amount of 9.125% Existing 2016 Notes it chooses to exchange in the Cash Option; provided, however, that (i) the 9.125% Bid Price must be in increments of $10.00 and within a range between $600 and $850, (ii) if the 9.125% Bid Price is not submitted in a whole increment of $10.00, such 9.125% Bid Price will be rounded down to the nearest $10.00 increment, (iii) if a holder of 9.125% Existing 2016 Notes elects to participate in the Cash Option but does not specify its 9.125% Bid Price or it specifies a 9.125% Bid Price that is less than $600, then the 9.125% Bid Price for such holder shall be $600, and (iv) if the holder specifies a 9.125% Bid Price that is greater than $850, then such holder’s 9.125% Existing 2016 Notes will not be accepted for exchange in the Cash Option and will not be used for purposes of calculating the Clearing Price or the Cash Option Consideration.

“Cash Option Consideration” means cash, in an amount not to exceed $172 million (using the Exchange Rate, in the case of payments in respect of 8.875% Existing 2016 Notes) and representing the sum of (i) the aggregate purchase price of all Existing 2016 Notes accepted for exchange in the Cash Option and (ii) the full amount of the aggregate unpaid interest that has accrued on such accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013.

“Clearing Price” means the lowest Bid Price, as determined based upon each Bid Price’s percentage of the respective Existing 2016 Note’s principal amount, such that the sum of (i) the aggregate purchase price to purchase all Existing 2016 Notes electing to participate in the Cash Option and (ii) the aggregate amount of unpaid interest that has accrued on such purchased Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013, would equal or exceed $172 million; provided, however, that the Debtors shall use the Exchange Rate in determining such aggregate purchase price and aggregate unpaid interest, which may include Euro denominated 8.875% Bid Prices.

“Exchange Rate” means the average exchange rate of United States dollars (USD) to euros (EUR) for the ten (10) calendar days ending on March 22, 2013, as reported by Bloomberg Finance L.P.

New Notes Option

As an alternative to the Cash Option, each Tendering 2016 Noteholder may instead elect (or be deemed to have elected) to receive the New Notes Consideration by selecting the New Notes Option when tendering their Existing 2016 Notes.

Each Tendering 2016 Noteholder that elects the New Notes Option will receive the New Notes Consideration, which consists of its pro rata share of (a) an aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes, (b) $200 million principal amount of the New Convertible Secured Notes, and (c) to the extent the Cash Option Pool is not fully utilized, any such remaining cash.

The terms of the New Secured Notes, including the guarantees and the collateral securing those notes are described in the section of this Offering Memorandum and Disclosure Statement entitled “Description of the New Secured Notes”. The terms of the New Convertible Notes, including the guarantees and the collateral securing those notes are described in the section of this Offering Memorandum and Disclosure Statement entitled “Description of the New Convertible Secured Notes”

The Consent Solicitation

Concurrently with the Exchange Offers, CEDC FinCo is also soliciting Consents from holders of Existing 2016 Notes as of the Voting Record Date to the Proposed Amendments. If holders of at least 50.1% of the aggregate principal amount of Existing 2016 Notes deliver Consents in the Consent Solicitation, the Covenant

Amendments and the Bankruptcy Waiver Amendments will be approved. The Covenant Amendments will eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture. Holders of Existing 2016 Notes may tender their Existing 2016 Notes in the Exchange Offers without delivering acceptances to the Plan of Reorganization or delivering their Consents, as applicable. Holders of Existing 2016 Notes may deliver their Consents without tendering their Existing 2016 Notes in the Exchange Offers or delivering acceptances to the Plan of Reorganization. Holders of Existing 2016 Notes may deliver their acceptances to the Plan of Reorganization without tendering their Existing 2016 Notes in the Exchange Offers, but must deliver their Consents.

The Bankruptcy Waiver Amendments will amend the acceleration provisions in the Existing 2016 Indenture to provide that a filing by CEDC under Chapter 11 of the Bankruptcy Code will not result in automatic acceleration of obligations of the issuer of the Existing 2016 Notes (CEDC FinCo) or the subsidiary guarantees of the Existing 2016 Notes, but such a filing would (as the Existing 2016 Notes Indenture currently provides) result in automatic acceleration of amounts outstanding under the CEDC guarantee of the Existing 2016 Notes. If the Bankruptcy Waiver Amendments are approved, holders of over 50% of the outstanding Existing 2016 Notes could accelerate (i.e. declare immediately due and payable) CEDC FinCo’s and the subsidiary guarantors’ obligations under the Existing 2016 Notes and guarantees upon a Chapter 11 filing by CEDC, subject to the terms and conditions of the Existing 2016 Notes Indenture.

If holders of at least 90% of the principal amount of the outstanding Existing 2016 Notes deliver Consents in the Consent Solicitation, the Collateral and Guarantee Amendments will be approved. The Collateral and Guarantee Amendments will release all of the collateral securing the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes, in conjunction with the termination or amendment, as applicable, of the related security documents.

The Proposed Amendments will become effective upon the execution of the Supplemental Indenture, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed.

See “Proposed Amendments” and the Form of Supplemental Indenture attached as Annex B hereto. There are no restrictions in the Existing 2016 Notes Indenture on the ability of any of our affiliates (other than our subsidiaries) to deliver Consents to the Proposed Amendments.

When Consents from holders of Existing 2016 Notes representing at least a majority of the aggregate principal amount of Existing 2016 Notes have been received, CEDC FinCo, CEDC the trustee under the Existing 2016 Notes Indenture and any other relevant parties will execute the Supplemental Indenture to give effect to the Covenant Amendments and Bankruptcy Waiver Amendments (and if holders of at least 90% of the outstanding principal amount of Existing 2016 Notes have been received, the Collateral and Guarantee Amendments). If the Supplemental Indenture giving effect to the Covenant Amendments and Bankruptcy Waiver Amendments but not the Collateral and Guarantee Amendments has been executed, but we subsequently receive sufficient Consents to approve the Collateral and Guarantee Amendments, a second Supplemental Indenture will be executed to give effect to the Collateral and Guarantee Amendments. The Supplemental Indenture will become effective upon the execution of the Supplemental Indenture, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed. We expect to announce our entry into the Supplemental Indenture by public announcement (press release) shortly after the requisite number of Consents are received to execute such Supplemental Indenture.

If the Supplemental Indenture does not become operative for any reason, the Proposed Amendments will not become operative and the Existing 2016 Notes Indenture will remain in effect in its current form without giving effect to the Proposed Amendments. However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed and will remain in effect even if the Exchange Offers are not consummated or a Plan of Reorganization never confirmed.

If we receive Consents from holders of at least 50.1% of the outstanding Existing 2016 Notes, the Covenant Amendments (and if holders of 90% of the outstanding Existing 2016 Notes have delivered Consents, the Collateral and Guarantee Amendments) will be effected without further action by CEDC, CEDC Finco, any of the subsidiary guarantors or the trustee or security agent pursuant to entry of the order confirming the Plan of Reorganization as follows: (i) the Supplemental Indenture shall be and shall be deemed to be executed and effective in all regards and in accordance with its terms; provided that the requisite consents to the Covenant Amendments have been obtained; (ii) CEDC FinCo shall deliver notice to the trustee under the Existing 2016 Notes Indenture that it designates all non-debtor affiliates as Unrestricted Subsidiaries (as defined in the Existing 2016 Notes Indenture) under the Existing 2016 Notes Indenture following the execution and effectiveness of the Supplemental Indenture; and (iii) the release of all liens on all assets of such non-debtor affiliates designated as Unrestricted Subsidiaries that secure the Existing 2016 Notes and the release of all guarantees of such non-debtor affiliates designated as Unrestricted Subsidiaries.

Terms of the Exchange Offers and Consent Solicitation

We will be deemed to have accepted validly tendered Existing Notes in the Exchange Offers when, as and if we have given oral or written notice thereof to the Exchange Agent. We will be deemed to have validly received Consents in the Consent Solicitation when, as and if we have given oral or written notice thereof to the Information Agent. We will give such notice with respect to all Notes validly tendered in the Exchange Offers and with respect to all Consents received in the Consent Solicitation. The Exchange Agent will act as agent for the tendering Noteholders and will provide the necessary information to the transfer agent (the “Transfer Agent”) for the issuance and delivery of the New Common Stock to holders of Existing 2013 Notes and the trustees under the indentures governing the New Notes for the issuance and delivery of the New Notes to holders of Existing 2016 Notes. In the event that the Consideration is increased, such increased Consideration will be paid with regard to all Existing Notes accepted in the applicable Exchange Offer, including those accepted before the announcement of such increase. The Consideration will be delivered by CEDC for Existing Notes accepted for exchange in the Exchange Offers promptly after the Expiration Time.

Each holder of Existing 2016 Notes who delivers its Consents by the Consent Fee Deadline (March 14, 2013), and does not validly withdraw such Consents, will receive the Consent Fee. Holders of Existing 2016 Notes who deliver Consents after the Consent Fee Deadline will not be entitled to the Consent Fee. The Consent Fee will be payable in U.S. dollars; payments of the Consent Fee in respect of 8.875% Existing Notes for which Consents were delivered will be paid based upon the prevailing euro/US dollar exchange rate in effect at the time of payment. The Consent Fee will only be payable if the Requisite Consents are obtained by the Consent Fee Deadline. The Consent Fee will be delivered by CEDC FinCo for Consents that are delivered prior to the Consent Fee Deadline. Only holders of Existing 2016 Notes who deliver their Consents prior to the Consent Fee Deadline will be eligible to receive the Consent Fee. The Bankruptcy Waiver Amendments will become operative upon execution of the Supplemental Indenture (even if the Exchange Offers are not consummated or a Plan of Reorganization never confirmed), and the Consent Fee will not be payable if the Collateral and Guarantee Amendments are not approved. So holders that consent to the Bankruptcy Waiver Amendments will not receive a Consent Fee, even if the Bankruptcy Waiver Amendments becomes operative, if the Collateral and Guarantee Amendments are not approved.

We reserve the right in the future to seek to acquire Existing Notes by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions under the provisions of the Indentures or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Exchange Offers, in each case in accordance with applicable law, including the Exchange Act and the rules promulgated thereunder. We may also conduct one or more consent solicitations in the future, which may be on terms more or less favorable than the Consent Solicitation. In addition, in the event that we do not consummate the Exchange Offers or the Plan of Reorganization, we may file bankruptcy and seek approval of a plan of reorganization and there can be no assurance that such a plan would be on more or less favorable terms than the Exchange Offers or the Plan of Reorganization.

Noteholders who validly tender their Existing Notes in the Exchange Offers will not be required to pay brokerage commissions or fees to the Exchange Agent. Noteholders who tender their Existing Notes through a nominee may be required to pay a commission or a service charge. We will pay all fees, charges and expenses, other than such commissions or service charges and certain applicable taxes, in connection with the Exchange Offers and Consent Solicitation.

No appraisal rights are available to Noteholders in connection with the Exchange Offers and Consent Solicitation.

If you wish to tender your Existing Notes in the Exchange Offers or deliver your Consent to the Proposed Amendments, you must follow the procedures described under “—Procedures for Tendering Existing 2013 Notes and 9.125% Existing 2016 Notes (together, “Dollar Notes”) and 8.875% Existing 2016 Notes and Consenting to the Proposed Amendments, and Voting on Plan of Reorganization; Applicable Deadlines” below. If your Existing Notes are registered in the name of a nominee, you must contact such nominee to tender your Existing Notes and, with respect to holders of Existing 2016 Notes, deliver your Consent to the Proposed Amendments.

The Letter of Transmittal, contain various terms and conditions that are part of the Exchange Offers and Consent Solicitation. With respect to holders of Existing 2016 Notes, if you decide to not tender your Existing 2016 Notes in the CEDC FinCo Exchange Offer but wish to participate in the Consent Solicitation, you must simultaneously deliver a Letter of Transmittal and the Ballot to the Information and Voting Agent. Accordingly, you should read the Ballot, the Letter of Transmittal relating to your Existing Notes carefully. For the avoidance of doubt, holders of 8.875% Existing 2016 Notes will not receive a Letter of Transmittal, Holders of Existing 2013 Notes will not receive a Consent Letter.

Expiration Time; Consent Time; Consent Fee Deadline; Extensions; Termination; Amendments

The Exchange Offers and the Consent Solicitation will expire at the Expiration Time, which will be 11:59 PM, New York City time, on March 22, 2013, unless extended or earlier terminated. The Consent Time is the earlier of (A) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes that the CEDC FinCo has received the Requisite Consents. and (B) 5:00 PM, New York City time, on March 14, 2013. The Consent Fee Deadline is 5:00 PM, New York City time, on March 14, 2013.

We expressly reserve the right, at any time or from time to time, subject to applicable law, (1) to extend the period of time during which any of the Exchange Offers or the Consent Solicitation are open and thereby delay acceptance for exchange of any Existing Notes or acceptance of any Consents, by giving verbal or written notice of such extension to the Exchange Agent, (2) to amend any of the Exchange Offers or the Consent Solicitation in any respect by giving verbal or written notice of such amendment in accordance with applicable law, and (3) to waive or amend certain conditions, and accept for exchange all Existing Notes that are validly tendered, and not validly withdrawn, pursuant thereto prior to the Expiration Time without providing additional withdrawal rights except as required by the Exchange Act, provided that we will not waive the RTL Investment Condition or the Minimum Conditions without the prior written consent of RTL and the Existing 2016 Notes Steering Committee. We reserve the right to consummate the Exchange Offers or Consent Solicitation upon any such amended terms without reinstating or providing additional withdrawal rights except as provided in the foregoing sentence. In addition, we may terminate the Exchange Offers or the Consent Solicitation prior to the Expiration Time, or extend the Exchange Offers or the Consent Solicitation. In no event will the termination of the CEDC Exchange Offer, the Consent Solicitation or the failure by us to accept any Existing 2013 Notes tendered in the CEDC

Exchange Offer or Consents delivered in the Consent Solicitation affect the validity of a vote in favor of the Plan of Reorganization. If the Exchange Offers or Consent Solicitation are amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the Noteholders of such amendment. If we make other material changes to the terms of the Exchange Offers or the Consent Solicitation, we may extend the Expiration Time if necessary to comply with applicable securities laws.

At the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

If we extend the Exchange Offers or the Consent Solicitation, or if, for any reason, the acceptance for exchange of Existing Notes is delayed or if we are unable to accept for exchange Existing Notes pursuant to the Exchange Offers, then, without prejudice to our rights under the Exchange Offers, the tendered Existing Notes may be retained on our behalf, and such Existing Notes may not be withdrawn except to the extent tendering Noteholders are entitled to withdrawal rights as described under “—Withdrawal Rights”.

In the event that we shall terminate the Exchange Offers, we will give immediate notice thereof to the Information Agent and Exchange Agent, and all Existing Notes theretofore tendered and not accepted for exchange shall be returned promptly to the tendering Noteholders thereof. In the event that the Exchange Offers or the Consent Solicitation are withdrawn or otherwise not completed, Existing Notes otherwise validly tendered for exchange will not be exchanged.

Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time, as applicable. Without limiting the manner in which we may choose to make any public announcement, we shall not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to business wire.

Conditions of the Exchange Offers and Consent Solicitation

Notwithstanding any other provision of the Exchange Offers or the Consent Solicitation, any extension of the Exchange Offers or the Consent Solicitation, and without limiting our rights to otherwise extend or amend the Exchange Offers or the Consent Solicitation, we shall not be required to accept for exchange any Existing Notes or accept any Consents, or issue any New Common Stock or New Notes and we may, in our sole discretion, terminate the Exchange Offers or the Consent Solicitation for any reason, including if at any time prior to the consummation of the Exchange Offers or Consent Solicitation, we determine that any of the following conditions has not been satisfied:

•	with respect to each Exchange Offer, the substantially concurrent consummation of the other Exchange Offer;

•	the satisfaction of the Minimum Conditions;

•	the approval of Existing Stockholders of the Reverse Stock Split and the issuance of New Common Stock in connection with the Exchange Offers;

•	no violation, breach, default or event of default of any of our outstanding debt instruments having occurred as a result of the Exchange Offers or the Consent Solicitations;

•

there shall not have occurred or be likely to occur any event affecting our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, that would or might prohibit, prevent, restrict or delay consummation of the Exchange Offers or the Consent Solicitation, or that would or might impair the contemplated benefits to us of the Exchange Offers or the Consent Solicitation or that would or might be material to Noteholders in deciding whether to participate in the Exchange Offers, deliver their Consent, or make an investment in the New Common Stock;

•

there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offers, the exchange of Existing Notes for New Common Stock pursuant to the Exchange Offers to Noteholders, or the Consent Solicitation by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (1) challenges the making of the Exchange Offers or the Consent Solicitation or the exchange of Existing Notes for New Common Stock or New Notes to Noteholders or would or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would or might otherwise adversely affect in any material manner, the Exchange Offers or the Consent Solicitation or the exchange of Existing Notes for New Common Stock to Noteholders or (2) would or could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the Exchange Offers or the Consent Solicitation to us or would or might be material to Noteholders in deciding whether to participate in the Exchange Offers, deliver their Consent or make an investment in the New Common Stock;

•	consummation of the RTL Investment;

•

the Trustees shall not have objected in any respect to, or taken any action that would or could adversely affect the Exchange Offers or the Consent Solicitation nor shall the Trustees have taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting Consents (including the form thereof) or in making the Exchange Offers or the Consent Solicitation; and

•	the SEC declaring effective the application for qualification of the New Secured Notes Indenture on Form T-3 filed by CEDC FinCo;

•	the SEC declaring effective the application for qualification of the New Convertible Secured Notes Indenture on Form T-3 filed by CEDC FinCo;

•	if applicable, the SEC declaring effective the application for qualification of the Supplemental Indenture on Form T-3 filed by CEDC FinCo giving effect to the Collateral and Guarantee Amendments;

•	there does not exist, in our sole judgement, any actual or threatened legal impediment to the acceptance for exchange of, or exchange of, the Existing Notes; and

•

there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (d) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, (e) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be asserted by us, in our sole discretion, regardless of the circumstances giving rise to any such condition (including any action or inaction by us) and may be waived by in whole or in part, at any time and from time to time in our sole discretion without providing additional withdrawal rights except as required by the Exchange Act, provided that we will not or the condition that the

RTL Investment be consummated without providing additional withdrawal rights (if not otherwise available) following announcement of such a waiver, and provided further that we will not waive the Minimum Conditions without the prior written consent of RTL and the Existing 2016 Notes Steering Committee.

If the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

At the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time; provided, however that holders of Existing 2016 Notes who vote to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

We may waive or amend any of these conditions or any other conditions to the consummation of the Exchange Offers without providing additional withdrawal rights except as required by the Exchange Act, provided that we will not waive the RTL Investment Condition or the Minimum Conditions without the prior written consent of RTL and the Existing 2016 Notes Steering Committee. If we do not satisfy the conditions noted above, we may let the Exchange Offers expire or terminate the Exchange Offers prior to the Expiration Time and seek to effectuate the Plan of Reorganization. Any votes in favor of the Plan of Reorganization will be valid in the event we seek to effectuate the Plan of Reorganization.

Procedures for Tendering Existing 2013 Notes and 9.125% Existing 2016 Notes (together, the “Dollar Notes”) and 8.875% Existing 2016 Notes, Consenting to the Proposed Amendments, and Voting on Plan of Reorganization; Applicable Deadlines

In order for any beneficial holder (“Beneficial Holder”) of Existing Notes to validly tender its Existing Notes, consent to the Proposed Amendments, each such Beneficial Holder must provide appropriate instructions to their respective nominees.

Upon receipt of such instructions, nominees will tender the Beneficial Holders’ Existing Notes into the appropriate “contra” CUSIP through DTC or the “blocking account” through Euroclear or Clearstream, as applicable, in accordance with the instructions. Accordingly, this Offering Memorandum and Disclosure Statement attaches as Appendix C (a) the Ballot for Beneficial Holders (the “Beneficial Ballot”), (b) the Ballot for nominees to reflect the votes of their Beneficial Holders (the “Master Ballot”) and (c) the Letter of Transmittal (or an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), in each case included herewith. Beneficial Holders will receive their Beneficial Ballots, Beneficial Holders of Dollar Notes will also receive their Letters of Transmittal from their nominees. In order to participate in the Exchange Offers and vote on the Plan of Reorganization, Beneficial Holders of Dollar Notes must provide instructions to their respective nominees in accordance with the instructions contained in the Ballot and the Letter of Transmittal. Upon receipt of instructions from the Beneficial Holders of Existing Notes exercising Option 1 or 2 below, the respective nominees will tender the Beneficial Holders’ Existing Notes into the appropriate “contra” CUSIP through DTC or the “blocking account” through Euroclear or Clearstream, as applicable. Nominees of Beneficial Holders must reflect the votes of their Beneficial Holders on the applicable form of Master Ballot included therewith.

Beneficial Holders of Existing 2013 Notes have five voting options, as follows:

OPTION 1. PARTICIPATE in the CEDC Exchange Offer; vote to ACCEPT the Plan of Reorganization.

OPTION 2. PARTICIPATE in the CEDC Exchange Offer; vote to REJECT the Plan of Reorganization.

OPTION 3. NOT PARTICIPATE in the CEDC Exchange Offer; vote to ACCEPT the Plan of Reorganization.

OPTION 4. NOT PARTICIPATE in the CEDC Exchange Offer; vote to REJECT the Plan of Reorganization.

OPTION 5. Take no action; NOT PARTICIPATE in the CEDC Exchange Offer; NOT VOTE on the Plan of Reorganization. Note that Beneficial Holders of Existing 2013 Notes that instruct their Nominee to take no action, or fail to provide timely instructions, may nevertheless be bound by the terms of the Plan of Reorganization and have the relevant treatment applied to their Existing 2013 Notes if the Plan of Reorganization is consummated.

By providing instructions to their nominees holding their Existing 2013 Notes to tender into the CEDC Exchange Offer or to vote on the Plan of Reorganization, Beneficial Holders of Existing 2013 Notes are directing that their nominee (1) tender the underlying Existing 2013 Notes on their behalf in accordance with the instructions provided and/or (2) execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization), as applicable.

Beneficial Holders of Existing 2016 Notes have seven voting options, as follows:

OPTION 1. PARTICIPATE in the CEDC FinCo Exchange Offer; CONSENT to the Proposed Amendments; vote to ACCEPT the Plan of Reorganization.

OPTION 2. PARTICIPATE in the CEDC FinCo Exchange Offer; CONSENT to the Proposed Amendments; vote to REJECT the Plan of Reorganization.

OPTION 3. PARTICIPATE in the CEDC FinCo Exchange Offer; NOT CONSENT to the Proposed Amendments; vote to REJECT the Plan of Reorganization.

OPTION 4. NOT PARTICIPATE in the CEDC FinCo Exchange Offer; CONSENT to the Proposed Amendments; vote to ACCEPT the Plan of Reorganization.

OPTION 5. NOT PARTICIPATE in the CEDC FinCo Exchange Offer; CONSENT to the Proposed Amendments; vote to REJECT the Plan of Reorganization.

OPTION 6. NOT PARTICIPATE in the CEDC FinCo Exchange Offer; NOT CONSENT to the Proposed Amendments; vote to REJECT the Plan of Reorganization.

OPTION 7. Take no action; NOT PARTICIPATE in the CEDC FinCo Exchange Offer; NOT CONSENT to the Proposed Amendments; NOT VOTE on the Plan of Reorganization. Note that Beneficial Holders of Existing 2016 Notes that instruct their nominee to take no action, or fail to provide timely instructions, may nevertheless be bound by the terms of the Plan of Reorganization and have the relevant treatment applied to their Existing 2016 Notes if the Plan of Reorganization is consummated.

By providing instructions to their nominees holding their 9.125% Existing 2016 Notes to tender into the CEDC FinCo Exchange Offer, deliver Consents to the Proposed Amendments and the Bankruptcy Waiver Amendments or to vote on the Plan of Reorganization, Beneficial Holders of 9.125% Existing 2016 Notes are directing that their nominee (1) tender the underlying 9.125% Existing 2016 Notes on their behalf in accordance with the instructions provided (2) deliver Consents in accordance with the instructions provided and/or (3) execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization), as applicable.

Holders of Existing Notes voting to accept the Plan of Reorganization shall and shall be deemed to, by so voting, indicate their consent to the relief sought by CEDC, CEDC FinCo and CEDC FinCo LLC (as applicable) pursuant to the First Day Motions (as defined below).

Holders of Existing 2016 Notes voting to accept the Plan of Reorganization must deliver their Consent to the Covenant Amendments and the Collateral Guarantee Amendments and effectuation of the Supplemental Indenture pursuant to the Plan of Reorganization.

Beneficial Holders of Existing Notes who wish to participate in the Exchange Offers, vote on the Plan of Reorganization and, with respect to Beneficial Holders of Existing 2016 Notes, participate in the Consent Solicitation must otherwise provide the appropriate instructions to their respective nominees in sufficient time to enable their respective nominees to tender their Existing Notes, deliver Consents and/or complete the Master Ballot and deliver it to the Voting Agent by the Expiration Time or the Consent Fee Deadline. For nominees to validly reflect the votes of their Beneficial Holders of Existing Notes, nominees must send Master Ballots to the Voting Agent so as to be actually received by the Voting Agent on or before the Expiration Time or the Consent Fee Deadline, as applicable.

At the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline (as defined below), which is also the Expiration Time; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

We have the right to waive any defects in your tender, Consent or vote. However, we are not required to waive defects and are not required to notify you of defects in your tender or Consent. Once a Beneficial Holder’s Existing Notes have been tendered or blocked, as applicable, the Existing Notes will not be able to be traded. Withdrawals from the Exchange Offers and modifications to votes to accept or reject the Plan of Reorganization will not be permitted after the Expiration Time with respect to holders of Existing 2013 Notes. Withdrawals of tenders or Consents and modifications to votes to accept the Plan of Reorganization will not be permitted after the Consent Time with respect to holders of Existing 2016 Notes who have voted to accept the Plan of Reorganization prior to the Consent Fee Deadline. Votes to accept the Plan of Reorganization after the Consent Fee Deadline and votes to reject the Plan of Reorganization by holders of Existing 2016 Notes may be modified at any time prior to the Voting Deadline. If the Exchange Offers are not successful and we do not commence a prepackaged bankruptcy case, any Existing Notes tendered will be returned to the nominee that tendered the Existing Notes.

For a Noteholder to validly tender Dollar Notes and/or deliver Consents pursuant to the Exchange Offers and Consent Solicitation, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), as applicable, with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the applicable Letter of Transmittal, and any other required documents, must be submitted by such holder’s nominee to the Exchange Agent at or prior to the Expiration Time. In addition, prior the Expiration

Time, Dollar Notes must be tendered into the appropriate “contra” CUSIP pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Exchange Agent, including an Agent’s Message if the tendering holder has not delivered the applicable Letter of Transmittal). To validly tender Dollar Notes through book-entry transfer, nominees should transmit their acceptance through ATOP on behalf of each Noteholder and DTC will then verify the acceptance and send an Agent’s Message to the Exchange Agent for its acceptance. Noteholders should contact the Information Agent at the telephone number or address set forth on the back cover with any questions regarding tendering procedures.

The term “Agent’s Message” means a message transmitted by DTC, and received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express or deemed acknowledgment from a participant tendering outstanding Existing Notes and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce that agreement against the participant. Delivery of an Agent’s Message will also constitute an acknowledgement from the tendering participant that the representations contained in the appropriate Letter of Transmittal and described below are true and correct.

Guarantee of Signature. Signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless the Existing Notes tendered thereby are tendered (a) by a/the holder of record of such Existing Notes and that such holder has not completed either of the boxes entitled “A. Special Issuance/Delivery Instructions” or “B. Special Exchange Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or Financial Industry Regulatory Authority, Inc. or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

Book-Entry Delivery of the Dollar Notes; Tender through ATOP. As soon as practicable after the date of this Offering Memorandum and Disclosure Statement, the Exchange Agent will establish ATOP accounts with respect to the Dollar Notes at DTC for purposes of the Exchange Offers. Any nominee that is a participant in the DTC system may make book-entry delivery of Dollar Notes by causing DTC to transfer such Dollar Notes into the applicable “contra” CUSIP in accordance with DTC’s procedure for such transfer.

Delivery of the Agent’s Message by DTC will satisfy the terms of the Exchange Offers in lieu of execution and delivery of the Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, the applicable Letter of Transmittal need not be completed by a Noteholder tendering through ATOP.

Procedure for Book-Entry Delivery of the 8.875% Existing 2016 Notes

The tendering of 8.875% Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer will be deemed to have occurred upon receipt by Euroclear or Clearstream, as applicable, of valid electronic blocking instructions in accordance with the requirements of such clearing systems. The receipt of such electronic blocking instructions by Euroclear or Clearstream, as applicable, will be acknowledged in accordance with the standard practices of Euroclear or Clearstream, as applicable, and will result in the blocking of the relevant 8.875% Existing 2016 Notes in Euroclear or Clearstream, as applicable, so that no transfers may be effected in relation to such 8.875% Existing 2016 Notes, from the date the relevant tender of 8.875% Existing 2016 Notes is made until the earlier of (i) the time of the settlement on the Settlement Date, and (ii) the date on which CEDC FinCo rejects the tenders of such 8.875% Existing 2016 Notes.

Holders of 8.875% Existing 2016 Notes must take the appropriate steps through Euroclear or Clearstream, as applicable, so that no transfers may be effected in relation to such blocked 8.875% Existing 2016 Notes at any time after the date of submission of such electronic offer instructions, in accordance with the requirements of the Euroclear or Clearstream, as applicable, and the deadlines required by the applicable clearing system. By blocking such 8.875% Existing 2016 Notes in Euroclear or Clearstream, as applicable, each direct participant will be deemed to consent to have such clearing system provide details concerning such direct participant’s identity to the Exchange Agent and CEDC FinCo.

Only direct participants may submit electronic offer instructions. Each holder of 8.875% Existing 2016 Notes that is not a direct participant must arrange for the direct participant through which it holds the relevant 8.875% Existing 2016 Notes to submit the electronic offer instruction on its behalf to the applicable clearing system by the deadlines specified by such clearing system.

By providing voting instructions to Euroclear or Clearstream on behalf of a Beneficial Holder of 8.875% Existing 2016 Notes, each nominee (also referred to as a “direct participant”) certifies (i) that the nominee is the record holder of the 8.875% Existing 2106 Notes submitted for “blocking” and holds the 8.875 % Existing 2016 Notes in “street name” for underlying Beneficial Holders, and accordingly, has full power and authority to vote to accept or reject the Plan of Reorganization on behalf of such underlying Beneficial Holders of such 8.875% Existing 2016 Notes; (ii) that each Beneficial Holder of 8.875% Existing 2016 Notes whose votes are being transmitted has received copies of this Offering Memorandum and Disclosure Statement; (iii) that the nominee received instructions from each Beneficial Holder whose vote is transmitted in accordance with the option selected; and (iv) that the nominee authorizes the depository through which the 8.875% Existing 2016 Notes have been blocked to provide the appropriate confirmation to the exchange agent, Global Bondholder Services Corporation.

Electronic offer instructions may only be withdrawn by a holder of 8.875% Existing 2016 Notes, or the relevant direct participant on its behalf by submitting a valid electronic revocation instruction to Euroclear or Clearstream, as applicable. To be valid, such instruction must specify the 8.875% Existing 2016 Notes to which the original electronic offer instructions related, the securities account to which such 8.875% Existing 2016 Notes are credited and any other information required by Euroclear or Clearstream, as applicable.

Custodians, direct participants, Euroclear and Clearstream might have deadlines prior to the Expiration Time for receiving instructions and you should contact any such intermediary through which you hold your 8.875% Existing 2016 Notes as soon as possible to ensure the proper and timely delivery of instructions.

You are solely responsible for arranging for timely delivery of your electronic offer instructions. Do not send acceptances to CEDC FinCo or the trustee under the 8.875% Existing 2016 Notes.

Tender Instructions. The term Tender Instructions means irrevocable instructions: (i) to block any attempt to transfer a holders 8.875% Existing 2016 Notes on or prior to the Settlement Date and (ii) to debit the holders of 8.875% Existing 2016 Notes account on the Settlement Date in respect of the Securities that have been tendered by the holder. To be valid, a Tender Instruction must specify:

i.	the event or reference number issued by Clearstream or Euroclear;

ii.	the name of the Direct Participant and the securities account number in which the securities the holder wishes to tender are held;

iii.	the ISIN and Common Code of such securities;

iv.	the principal amount of the relevant securities the holder wishes to tender;

v.	any other information as may be required by Clearstream or Euroclear and duly notified to the tendering holder prior to the submission of the Tender Instruction.

The tendering of any series of 8.875% Existing 2016 Notes in the Exchange Offers will be deemed to have occurred upon receipt by the Exchange Agent, via Clearstream or Euroclear, as applicable, of a valid Tender Instruction in accordance with the requirements of such clearing system. The receipt of such Tender Instruction by Clearstream or Euroclear, as applicable, will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of the 8.875% Existing 2016 Notes in such Clearing System so that no transfers may be effected in relation to such 8.875% Existing 2016 Notes.

You must take the appropriate steps through Clearstream or Euroclear, as applicable, so that no transfers may be effected in relation to such blocked 8.875% Existing 2016 Notes at any time after the date of submission of such Tender Instruction, in accordance with the requirements of such clearing system and the deadlines required by such Clearing System. Holders of 8.875% Existing 2016 Notes are responsible for informing themselves of these deadlines and arranging for timely delivery of Tender Instructions to Clearstream or Euroclear.

By submitting a Tender Instruction, holders authorize Clearstream and Euroclear, as applicable, to (i) disclose to the Exchange Agent, CEDC FinCo and CEDC the name of the direct participant through which the holder tendered and (ii) provide to the Exchange Agent, CEDC FinCo and CEDC (without disclosing the identity of the holder) a report that includes the account number of each tendering holder and the amount (in Euros) of the 8.875% Existing 2016 Notes tendered. All of the 8.875% Existing 2016 Notes tendered by the holder will be debited from the holder’s account, unless a lesser portion of such 8.875% Existing 2016 Notes are accepted by us. The debit will occur upon receipt of an instruction from the Exchange Agent. In the event the CEDC Exchange Offer is terminated by us prior to the Settlement Date, as notified to Clearstream or Euroclear by the Exchange Agent, the irrevocable instructions will be automatically withdrawn.

By taking these actions with respect to either Tender Offer, you and any custodial entity which holds your tendered securities will be deemed to have agreed (i) to the terms and conditions of the Tender Offers as set forth in this Offering Memorandum and Disclosure Statement and the Ballot and (ii) that we and the depositary may enforce the terms and conditions against you and your custodian.

You must deliver any other required documents to the Exchange Agent (not DTC, Euroclear or Clearstream, as applicable) in order for your tender to be valid.

General. The valid tender or blocking, as applicable, of the Existing Notes pursuant to the Exchange Offers by one of the procedures set forth above will constitute (a) an agreement among the tendering Noteholder and us in accordance with the terms and subject to the conditions of the Exchange Offers, and (b) with respect to holders of Existing 2016 Notes, the Consent of the tendering Noteholder to the Proposed Amendments.

Representations, Warranties and Undertakings for the Dollar Notes

By tendering Dollar Notes, each holder of Dollar Notes will be deemed to make certain acknowledgements, representations, warranties and undertakings to the CEDC or CEDC FinCo, as applicable, the trustee under the applicable indenture governing such notes, the Information Agent and Exchange Agent contained in the Letter of Transmittal.

Representations, Warranties and Undertakings for the 8.875% Existing 2016 Notes

By tendering the Existing Notes via electronic offer instructions through Euroclear or Clearstream, each holder of 8.875% Existing 2016 Notes will be deemed to make certain acknowledgements, representations, warranties and undertakings to CEDC FinCo, the trustee under the Existing 2016 Notes Indenture, the Information Agent and the Exchange Agent that:

The holder of 8.875% Existing 2016 Notes understands that CEDC FinCo’s obligation to consummate the CEDC FinCo Exchange Offer for Existing 2016 Notes is conditioned on, among other things, the Existing 2016 Minimum Condition.

By submitting an instruction to reject the Plan of Reorganization or to “opt-out” of the releases provided for in Article IX.C of the Plan of Reorganization, holders authorize Clearstream and Euroclear, as applicable, (i) to disclose to the Exchange Agent, CEDC FinCo and CEDC the name of the direct participant through which the holder is voting to reject the Plan of Reorganization or “opting-out” of Article IX.C of the Plan of Reorganization and (ii) to provide to the Exchange Agent, CEDC FinCo and CEDC (without disclosing the identity of the holder) a report that includes (A) the account number of each holder voting to reject the Plan of Reorganization and the amount (in Euros) of the 8.875% Existing 2016 Notes voting to reject and (B) the account number of each holder electing to “opt-out” of the releases provided for in Article IX.C of the Plan of Reorganization and the amount (in Euros) of the 8.875% Existing 2016 Notes opting out.

Any 8.875% Existing 2016 Note tendered pursuant to the terms of the CEDC FinCo Exchange Offer may not be withdrawn after the Consent Time, unless withdrawal rights are required by applicable law.

The holder of 8.875% Existing 2016 Notes understands that, upon the terms and subject to the conditions of the CEDC FinCo Exchange Offer, 8.875% Existing 2016 Notes properly tendered and accepted will be exchanged for the Consideration. The holder of 8.875% Existing 2016 Notes further understands that by accepting the CEDC FinCo Exchange Offer through, it has agreed to exchange its 8.875% Existing 2016 Notes.

The holder of 8.875% Existing 2016 Notes understands that, under certain circumstances, CEDC FinCo may not be required to accept any of the 8.875% Existing 2016 Notes tendered (including any such 8.875% Existing 2016 Notes tendered after the Expiration Time). If any 8.875% Existing 2016 Notes are not accepted for exchange for any reason, such unexchanged 8.875% Existing 2016 Notes will be returned without expense to the holder of 8.875% Existing 2016 Note’s account at Euroclear or Clearstream, as applicable, as promptly as practicable after the expiration or termination of the CEDC FinCo Exchange Offer.

Subject to, and effective upon, acceptance for exchange of, and payment for, the principal amount of 8.875% Existing 2016 Notes tendered upon the terms and subject to the conditions of the CEDC FinCo Exchange Offer, the holder of 8.875% Existing 2016 Notes:

(1)	sells, assigns and transfers to or upon the order of CEDC FinCo, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder of 8.875% Existing 2016 Notes’ status as a holder of such 8.875% Existing 2016 Notes;

(2)	waives any and all rights with respect to such 8.875% Existing 2016 Notes (including any existing or past defaults and their consequences in respect of such 8.875% Existing 2016 Notes); and

(3)	releases and discharges CEDC FinCo and the trustee under the Existing 2016 Notes Indenture from any and all claims the holder of 8.875% Existing 2016 Notes may have now or in the future, arising out of or related to such 8.875% Existing 2016 Notes, including any claims that the holder of 8.875% Existing 2016 Notes is entitled to receive additional principal or interest payments with respect to such 8.875% Existing 2016 Notes (other than as expressly provided in this Offering Memorandum and Disclosure Statement) or to participate in any redemption or defeasance of such 8.875% Existing 2016 Notes.

The holder of 8.875% Existing 2016 Notes understands that tenders of 8.875% Existing 2016 Notes pursuant to any of the procedures described in this Offering Memorandum and Disclosure Statement, if and when accepted by CEDC FinCo, will constitute a binding agreement between the holder of 8.875% Existing 2016 Notes and CEDC FinCo upon the terms and conditions of the CEDC FinCo Exchange Offer.

The holder of 8.875% Existing 2016 Notes irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the holder of 8.875% Existing 2016 Notes with respect to the 8.875% Existing 2016 Notes tendered (with full knowledge that the Exchange Agent also acts as the agent of CEDC FinCo) with full powers of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(1)	transfer ownership of such 8.875% Existing 2016 Notes on the account books maintained by Euroclear and Clearstream together with all accompanying evidences of transfer and authenticity to or upon the order of CEDC FinCo;

(2)	present such 8.875% Existing 2016 Notes for transfer of ownership on the books of CEDC FinCo; and

(3)	receive all benefits and otherwise exercise all rights of beneficial ownership of such 8.875% Existing 2016 Notes, all in accordance with the terms of the CEDC FinCo Exchange Offer, as set forth in this Offering Memorandum and Disclosure Statement.

All authority conferred or agreed to be conferred by this Offering Memorandum and Disclosure Statement shall not be affected by, and shall survive, the death or incapacity of the holder of 8.875% Existing 2016 Notes, and any obligation of the holder of 8.875% Existing 2016 Notes hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the holder of 8.875% Existing 2016 Notes.

The holder of 8.875% Existing 2016 Notes hereby represents, warrants and agrees as follows:

(1)	The holder of 8.875% Existing 2016 Notes has full power and authority to tender the 8.875% Existing 2016 Notes tendered hereby and to sell, assign and transfer all right, title and interest in and to such 8.875% Existing 2016 Notes.

(2)	The 8.875% Existing 2016 Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and upon acceptance of such 8.875% Existing 2016 Notes by CEDC FinCo, CEDC FinCo will acquire good, indefeasible and unencumbered title to such 8.875% Existing 2016 Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the same are accepted by CEDC FinCo.

(3)	The holder of 8.875% Existing 2016 Notes will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or CEDC FinCo to be necessary or desirable to complete the sale, assignment and transfer of the 8.875% Existing 2016 Notes tendered hereby.

(4)	The CEDC FinCo Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(C) of the Securities Act. Note, however, that the New Notes we issue to you in exchange for your 8.875% Existing 2016 Notes will be subject to the same transfer restrictions such 8.875% Existing 2016 Notes were subject to immediately prior to being tendered.

The holder of 8.875% Existing 2016 Notes acknowledges that:

(1)	None of CEDC FinCo, the Exchange Agent, the Information Agent or any person acting on behalf of any of the foregoing has made any statement, representation, or warranty, express or implied, to it with respect to CEDC FinCo or the offer or sale of any New Notes, other than the information included in this Offering Memorandum and Disclosure Statement (as may be amended or supplemented prior to the Expiration Time).

(2)	Any information it desires concerning CEDC FinCo and the New Notes or any other matter relevant to its decision to participate in the CEDC FinCo Exchange Offer is or has been made available to the holder of 8.875% Existing 2016 Notes.

(3)	The information provided in this Offering Memorandum and Disclosure Statement and the Ballot is provided solely by CEDC and CEDC Finco and that neither the trustee or the security agents under the Existing 2016 Notes Indenture nor the trustees or the security agents under the indentures governing the New Notes has made any representation or warranty, express or implied, or assumed any responsibility, as to the accuracy or adequacy of the Offering Memorandum and Disclosure Statement and the Ballot or otherwise made any statement, representation or warranty, express or implied, with respect to CEDC, CEDC FinCo, the CEDC FinCo Exchange Offer, the Consent Solicitation or the Plan of Reorganization, including, without limitation, any recommendation as to whether it should participate in the CEDC FinCo Exchange Offer, deliver consents or vote with respect to the Plan of Reorganization.

(4)	CEDC FinCo and the trustees and security agents under the indentures governing the Existing 2016 Notes and the New Notes, respectively, will rely upon the truth and accuracy of the acknowledgements, representations and agreements set forth herein.

(5)	The terms and conditions of the CEDC FinCo Exchange Offer shall be deemed to be incorporated in, and form a part of, this Offering Memorandum and Disclosure Statement, which shall be read and construed accordingly.

(6)	You may not withdraw 8.875% Existing 2016 Notes tendered in the CEDC FinCo Exchange Offer after the Consent Time. See “The Exchange Offers and the Consent Solicitation—Withdrawal Rights”.

(7)	The CEDC FinCo Exchange Offer is being made to it in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(C) of the Securities Act. As a result, the consideration issued to it in exchange for its 8.875% Existing 2016 Notes may be subject to transfer restrictions. If the 8.875% Existing 2016 Notes it tenders in the exchange are freely tradable, the New Notes can be transferred freely. If, however, any or all of the 8.875% Existing 2016 Notes it tenders are subject to transfer restrictions, for example by virtue of it being an “affiliate” of the Company, within the meaning of Rule 144 under the Securities Act, the New Notes, if any, will be subject to the same transfer restrictions such 8.875% Existing 2016 Notes were subject to immediately prior to being tendered.

The holder of 8.875% Existing 2016 Notes recognizes that CEDC FinCo has no obligations under the Offering Memorandum and Disclosure Statement to effect the transfer of any 8.875% Existing 2016 Notes from the holder(s) thereof if CEDC FinCo does not accept for exchange any of the principal amount of the 8.875% Existing 2016 Notes tendered pursuant to this Offering Memorandum and Disclosure Statement.

The acknowledgments, representations, warranties and agreements of a holder tendering 8.875% Existing 2016 Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Time and the effective on the Settlement Date.

Determination and Validity

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for exchange and withdrawal of tendered Existing Notes with respect to the Exchange Offers will be determined by us, and this determination will be final and binding. We reserve the absolute right to reject any and all tenders of Existing Notes that we determine are not in proper form or for which the acceptance for exchange may, in the opinion of counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of Existing Notes of any particular Noteholder, whether or not similar conditions, defects or irregularities are waived in the case of other Noteholders.

The interpretation of the terms and conditions of the Exchange Offers and Consent Solicitation (including, with respect to holders of Dollar Notes, the instructions in the Letter of Transmittal, if applicable) by us will be final and binding. None of CEDC, CEDC FinCo, the Information Agent, the Exchange Agent, the Voting Agent, the Trustees or any other person will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

Withdrawal Rights

Existing 2013 Notes validly tendered prior to the Expiration Time may be withdrawn at any time at or prior to the Expiration Time and, if the Existing 2013 Notes have not yet been accepted for payment, any time beginning 40 business days after the date of this Offering Memorandum and Disclosure Statement. Existing 2016 Notes validly tendered prior to the Expiration Time (and accordingly, votes to accept the Plan of Reorganization), may be withdrawn at any time at or prior to the Consent Time. A Noteholder who validly withdraws previously tendered Existing Notes will not receive the applicable Consideration with respect to such withdrawn Existing Notes.

Tenders of Existing 2016 Notes in the CEDC FinCo Exchange Offer and Consents delivered in the Consent Solicitation may be withdrawn at any time at or prior to the Consent Time. After the Consent Time, tenders of Existing 2016 Notes may not be withdrawn except as required by applicable law or in the event we waive the Minimum Conditions or the condition that the RTL Investment be consummated following the Consent Time.

For a withdrawal to be effective, the Exchange Agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the Noteholder in accordance with the standard operating procedures of DTC.

Except as provided herein, any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding Existing Notes to be withdrawn;

•	identify the outstanding Existing Notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding Existing Notes to be withdrawn;

•

be signed by the person who tendered the outstanding Existing Notes in the same manner as the original signature on the Letter of Transmittal, if applicable, including any required signature guarantees; and

•	specify the name in which the outstanding Existing Notes are to be re-registered, if different from that of the withdrawing Noteholder.

If outstanding Existing Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name of the nominee, the number of the nominee’s account at DTC, Euroclear or Clearstream, as applicable, the Beneficial Holder’s account number at its nominee, and the Vol number (or its equivalent at Euroclear or Clearstream), to be credited with the withdrawn outstanding Existing Notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding Existing Notes so withdrawn not to have been validly tendered for exchange for purposes of the Exchange Offers or to constitute votes to accept or reject the Plan of Reorganization. We will return any outstanding Existing Notes that have been tendered for exchange but that are not exchanged for any reason to their Noteholder without cost to the Noteholder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding Existing Notes by following one of the procedures described under the caption “—Procedures for Tendering Existing 2013 Notes and 9.125% Existing 2016 Notes (together, Dollar Notes) and 8.875% Existing 2016 Notes, Consenting to the Proposed Amendments, and Voting on Plan of Reorganization; Applicable Deadlines” above at any time on or before expiration of the Exchange Offers.

Release of Legal Claims by Tendering Noteholders

By tendering your Existing Notes in the Exchange Offers, you will be deemed to have waived any and all rights with respect to the Existing Notes tendered thereby (including, without limitation, any existing or past defaults by CEDC, CEDC FinCo, CEDC FinCo LLC, the Trustees or any party acting on our behalf or at our instruction and their consequences in respect of such Existing Notes), and released and discharged us and the Trustees, our affiliates, subsidiaries, and current former directors and officers and professionals, the Trustees’ affiliates, or any party acting on our behalf or at our instruction from any and all claims and causes of action you may have, now or in the future, arising out of or related to the Existing Notes tendered thereby, including, without limitation, any and all claims that you are entitled to receive additional principal or interest payments with respect to the Existing Notes tendered thereby, including any accrued and unpaid interest, or to participate in any redemption of the Existing Notes tendered thereby. Notwithstanding anything to the contrary in the Existing 2016 Notes Indenture or any related agreements, votes by holders of Existing 2016 Notes Claims to accept the Plan of Reorganization, whether by submission of a Ballot accepting the Plan(s) of Reorganization and not electing to “opt out” of the releases set forth in Article IX.C of the Plan of Reorganization or by tendering or blocking, as applicable, their Existing 2016 Notes in the CEDC FinCo Exchange Offer without submitting a Ballot, shall constitute agreement by such holders to release and discharge the non-Debtor subsidiaries and affiliates of the Debtors of all obligations relating to guarantees of the Existing 2016 Notes.

Miscellaneous

Other than with respect to the Information Agent, the Exchange Agent and the Voting Agent, neither we nor any of our affiliates has engaged, or made any arrangements for, and has no contract, arrangement or understanding with, any broker, dealer, agent or other person regarding the exchange of Existing Notes hereunder and no person has been authorized by us or any of our affiliates to provide any information or to make any representations in connection with the Exchange Offers and Consent Solicitation, other than those expressly set forth in this Offering Memorandum and Disclosure Statement, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by us or any of our affiliates. The delivery of this Offering Memorandum and Disclosure Statement shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time subsequent to the date hereof. We have entered into arrangements whereby we have agreed to reimburse the legal and financial advisors for certain ad hoc groups of Noteholders for fees and expenses incurred in connection with their representation of such ad hoc groups in regard to the transactions contemplated herein. RTL has also requested to be reimbursed for its legal and financial advisor for fees and expenses incurred in connection with their representation of RTL in regard to the transactions contemplated herein.

We are not aware of any jurisdiction in which the Exchange Offers and Consent Solicitation are not in compliance with applicable law. If we become aware of any jurisdiction in which the Exchange Offers and Consent Solicitation would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Exchange Offers or Consent Solicitation will not be made to the Noteholders residing in such jurisdiction, as applicable.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

The Company’s common stock has been traded on the NASDAQ National Market, and its successor, the NASDAQ Global Select Market, under the symbol “CEDC” since June 1999. Prior thereto it traded on the NASDAQ Small Cap Market since our initial public offering in July 1998. On September 22, 2008 the Company’s stock was added to the NASDAQ Q-50 Index. The following table sets forth the high and low bid prices for the common stock, as reported on the NASDAQ Global Select Market, for each of the Company’s fiscal quarters in 2010, 2011 and 2012 and through February 20, 2013. These prices represent inter-dealer quotations, which do not include retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

	High	Low
2010
First Quarter	$37.73	$28.48
Second Quarter	$39.95	$21.06
Third Quarter	$27.87	$20.44
Fourth Quarter	$28.08	$20.93
2011
First Quarter	$26.25	$10.77
Second Quarter	$13.13	$10.00
Third Quarter	$12.01	$5.21
Fourth Quarter	$7.50	$2.75
2012
First Quarter	$6.38	$3.7
Second Quarter	$5.77	$2.52
Third Quarter	$3.95	$2.49
Fourth Quarter	$3.04	$1.46
2013
First Quarter (through March 6, 2013)	$2.46	$0.48

As of March 6, 2013, the last reported sale price of our common stock on NASDAQ was $0.61.

Dividends

CEDC has never declared or paid any dividends on its capital stock. The Company currently intends to retain future earnings for use in the operation and expansion of its business. Future dividends, if any, will be subject to approval by the Company’s board of directors and will depend upon, among other things, the results of the Company’s operations, capital requirements, surplus, general financial condition and contractual restrictions and such other factors as the board of directors may deem relevant. In addition, Existing 2016 Notes Indenture may limit the payment amount of cash dividends on its common stock to amounts calculated in accordance with a formula based upon our net income and other factors.

The Company earns the majority of its cash in non-USD currencies and any potential future dividend payments would be impacted by foreign exchange rates at that time. Additionally, the ability to pay dividends may be limited by local equity requirements, therefore retained earnings are not necessarily the same as distributable earnings of the Company.

DESCRIPTION OF COMMON STOCK

The following description is a summary of the material terms and provisions of CEDC’s common stock and is qualified in its entirety by reference to the terms and provisions of CEDC’s Certificate of Incorporation, and relevant sections of the General Corporation Law of the State of Delaware. This description does not restate the Certificate of Incorporation in its entirety. You may obtain copies of the Certificate of Incorporation from us upon written request. See “Incorporation by Reference; Additional Information”.

Authorized Stock

CEDC’s Certificate of Incorporation authorizes the issuance of 121,000,000 shares of capital stock, consisting of 120,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 81,761,652 shares of common stock and no shares of preferred stock were issued and outstanding as of February 13, 2013. In the event that the Exchange Offers are consummated, we would issue 23,750,000 shares of New Common Stock, which would result after the Reverse Stock Split, in 25,000,000 shares of common stock outstanding. The common stock is subject to the express terms of the preferred stock and any series thereof. It is a condition to the consummation of the Exchange Offers that the Existing Stockholders approve certain amendments to the Certificate of Incorporation to effect the Reverse Stock Split.

Common Stock

The holders of common stock have the same rights, preferences, privileges, interests and attributes and are subject to the same limitations as every other holder of common stock, subject to the limitations in CEDC’s Certificate of Incorporation. Subject to the voting limitations described in the next paragraph, at each annual or special meeting of stockholders, each holder of common stock shall be entitled to one vote in person or by proxy for each share of common stock standing in such person’s name on the stock transfer records in connection with all actions submitted to a vote of stockholders. CEDC’s Certificate of Incorporation does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors. CEDC’s Certificate of Incorporation provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the common stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the common stock out of any assets legally available therefore, but only when and as declared by the board of directors. CEDC’s Certificate of Incorporation also provides that in the event of any liquidation, dissolution or winding up of CEDC, after there is paid to, or set aside for the holders of any class of stock having preference over the common stock, the full amount to which such holders are entitled, then the holders of the common stock shall be entitled, after payment or provision for payment of all debts and liabilities of CEDC, to receive the remaining assets of CEDC available for distribution, in cash or in kind. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, privileges, preferences and priorities of holders of common stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that CEDC may issue in the future.

Preferred Stock

CEDC’s Certificate of Incorporation provides that the board of directors is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the board of directors without stockholder approval. Under the Certificate of Incorporation, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series.

While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of common stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of CEDC. There will be no shares of Preferred Stock outstanding upon completion of the Exchange Offers and CEDC has no present plan to issue shares of its Preferred Stock.

Limitations on Liability and Indemnification

Limitations on Director Liability

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b)(7) of the DGCL does not change the directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. CEDC’s Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL. Specifically, directors of CEDC are not personally liable for monetary damages to the Company or its stockholders for breach of the director’s fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, CEDC’s Bylaws and indemnification agreements with directors and officers provide for mandatory indemnification of directors and officers of CEDC against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of CEDC. In addition, CEDC must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims. CEDC also maintains directors’ and officers’ liability insurance.

Certain Anti-Takeover Provisions

CEDC’s Certificate of Incorporation and the Bylaws contain, among other things, certain provisions described below that may reduce the likelihood of a change in the board of directors or voting control of CEDC without the consent of the board of directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders’ best interest, including offers or attempts that might result in a premium over the market price for the common stock.

Filling Board Vacancies; Removal

Any vacancy occurring in the board of directors, including any vacancy created by an increase in the number of directors, shall be filled by the vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until such director’s successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote for the election of directors.

Stockholder Action by Unanimous Written Consent

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

Call of Special Meetings

Special meetings of stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer or the president, and shall be called by the president or the secretary of CEDC at the request in writing of stockholders possessing at least 10% of the voting power of the issued and outstanding capital stock of CEDC entitled to vote generally in the election of directors. Such a request shall include a statement of the purpose or purposes of the proposed meeting.

Bylaws Amendments

The stockholders may amend the Bylaws by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon. Directors also may amend the Bylaws by an affirmative vote of at least a majority of the directors then in office.

Certificate of Incorporation Amendments

Except as set forth in CEDC’s Certificate of Incorporation or as otherwise specifically required by law, no amendment of any provision of the Certificate of Incorporation shall be made unless such amendment has been first proposed by the board of directors upon the affirmative vote of at least a majority of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon; provided however, if such amendment is to the provisions in the Certificate of Incorporation relating to the authorized number of shares of Preferred Stock, board authority to issue Preferred Stock, number of directors, the limitation on directors’ liability, amendment of Bylaws or consent of stockholder in lieu of meetings, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

Stockholder Nominations and Proposals

With certain exceptions, CEDC’s Bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders must notify CEDC’s secretary not less than 60 days, and not more than 90 days, before the date of the meeting.

Shareholder Rights Plan

The Board of Directors adopted a Rights Agreement in which one preferred stock purchase right will be distributed as a dividend on each common share held of record as of the close of business on September 19, 2011 (the “Rights”). Initially, the Rights will be represented by the Company’s common stock certificates, or to the registration of uncertificated Common Shares in the Company’s share register, and will not be exercisable.

The Rights Agreement is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company’s stockholders. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.

Each Right, if and when it becomes exercisable, entitles the holder to buy one one-thousandth of a share of a new series of junior participating preferred stock for $45.00. If any person or group becomes the beneficial owner of 10% or more of the Company’s common stock (which, as provided in the Rights Agreement, includes stock referenced in derivative transactions and securities), then each Right not owned by such holder will entitle its holder to purchase, at the Rights’ then-current exercise price, common shares having a market value of twice the Rights’ then-current exercise price. In addition, if, after any person has become a 10% or more stockholder, the Company is involved in a merger or other business combination transaction with another person, each Right will entitle its holder (other than such 10% or more stockholder) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

Certain Statutory Provisions

Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the DGCL (an “Interested Stockholder”), but less than 85% of such shares, may not engage in certain “Business Combinations” (as defined below) with such corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (a) prior to such date the corporation’s board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (b) the Business Combination is approved by the corporation’s board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

Section 203 of the DGCL defines the term “Business Combination” to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

Minority Shareholder Protections

Immediately following the completion of the Restructuring Transactions CEDC’s Certificate of Incorporation will be amended and restated to provide holders of CEDC’s shares of common stock (other than RTL and its Affiliates) with certain minority shareholder protections set forth below. None of the minority shareholder protection rights set forth below shall be removed or amended in a manner adverse to any shareholder other than RTL and its Affiliates without a ‘majority of the minority’ shareholder vote, as described below.

Pre-emption Rights

CEDC’s Restated Certificate of Incorporation shall contain provisions so that from and after the date the Convertible Secured Notes are first Convertible all holders of shares of common stock (including holders of shares of common stock issued on conversion of New Convertible Secured Notes (“Conversion Shares”)) shall have pre-emption rights on the issuance of any new shares of CEDC common stock (or securities convertible into shares of CEDC common stock) pro rata to their existing holdings of shares of common stock (other than with respect to share issuances (other than pursuant to the MIP) after the initial conversion date of the New Convertible Secured Notes that in aggregate do not exceed 5% of the shares then outstanding, for employee share options, equity ‘kickers’ in connection with borrowings, issuances of equity as acquisition currency ,and other de minimus share issuances).

Majority of Minority Shareholder Voting

CEDC’s Restated Certificate of Incorporation shall provide that certain material non-ordinary course transactions takeover bid, an RTL ‘take private’ offer (including (a) any merger or consolidation or purchase or sale of material assets involving the Company, including when the Company is the buyer, and including situations where common stock is used as acquisition currency and (b) any changes to the minority shareholder protections then in effect) must be approved by both (i) holders of a majority of shares of common stock, and (ii) holders of a majority of shares of common stock not owned by RTL (or any affiliate of RTL).

Registration Rights

CEDC shall provide for registration rights in favour of holders of shares of common stock so that:

(a)	at any time following the conversion of New Convertible Secured Notes into at least 10% of the outstanding common stock, if requested by holders of at least 10% of the shares outstanding, CEDC shall use its commercially reasonable efforts to cause CEDC to list on NASDAQ or another securities exchange reasonably acceptable to a majority of the requesting holders and on which CEDC is eligible to list. Additionally, at any time from and after the date that is three (3) months preceding the initial conversion date for the New Convertible Secured Notes, if requested by holders of New Convertible Secured Notes that are convertible into at least 10% of the shares outstanding, CEDC shall use its commercially reasonable efforts to cause CEDC to list on NASDAQ or another securities exchange reasonably acceptable to a majority of the requesting holders and on which CEDC is eligible to list, with such listing to become effective only upon conversion of such New Convertible Secured Notes into at least 10% of CEDC’s outstanding common stock; and

(b)	any holder of Conversion Shares who holds at least 1% of the shares outstanding upon initial conversion of such holder’s New Convertible Secured Notes (and continues to hold at least 1% of the shares outstanding at the time of such request), shall be entitled on not more than three (3) occasions to exercise ‘piggyback’ registration rights, entitling such holder to include its Conversion Shares in any underwritten primary or secondary offering of CEDC Common Stock.

Board of Directors

Holders of at least 10% of the outstanding shares, shall be entitled to nominate one (1) director for election to CEDC’s Board of Directors.

Jurisdiction of incorporation

Until all New Secured Notes have been redeemed or repaid in their entirety and all New Convertible Secured Notes have been redeemed, repaid or converted in their entirety and for so long as any Conversion Shares remain outstanding CEDC shall remain incorporated and domiciled in and subject to the laws of the State of Delaware.

Tag-along Rights

In the event of any sale, transfer or other disposition by RTL (or an Affiliate) in one transaction or a series of transactions (i) of more than 30% shares of CEDC’s shares of common stock, or (ii) that results in RTL and/or its Affiliates owning less than 50% of the outstanding shares of CEDC common Stock, RTL (or its Affiliate as applicable) shall be required to provide prior notice of such transfer to each other holder of CEDC’s shares of common stock (an “Other Holder”). Each Other Holder shall have the right (but not the obligation) to participate in such proposed transfer on a pro rata basis, on identical terms and conditions and for the same consideration as RTL (or its Affiliate as applicable), subject to customary permitted transfers (including to Affiliates of RTL, provided that any such Affiliate that acquires shares from RTL shall itself be required to adhere to and be fully bound by the tag-along provisions, and public offerings); provided that if RTL (and/or its Affiliates as applicable) sell, transfer or otherwise dispose of (including by means of a merger) more than a majority of the outstanding shares of CEDC Common Stock, Other Holders shall have the right (but not the obligation) to sell the entirety of their shareholdings, and not a pro rata portion only.

Drag-along Rights

In the event of any sale, transfer or other disposition of by RTL (or an Affiliate) of more than a majority of the outstanding shares of CEDC’s shares of common stock to a third party (including by means of a merger), RTL (and/or its Affiliates as applicable) may exercise a drag-along right in connection with such transaction to compel all Other Holders to dispose of their shares of common stock on identical terms and conditions and for the same per share amount and form of consideration, provided that the Other Holders shall only be required to sell the same percentage of their shares as RTL and its Affiliates are selling of their shares, and provided that the Other Holders shall only be required to sell the same percentage of their shares as RTL and its Affiliates are selling of their shares and provided further the Other Holders shall not be obligated to sell their shares (a) at a price lower than a fair price for the common stock established by an independent internationally recognised investment banking firm in a written fairness opinion; or (b) for consideration other than cash.

The Tag-along Rights and Drag-along Rights (the “Tag-along and Drag-along Rights”) referred to above shall apply when CEDC’s shares of common stock are not listed on any securities exchange, and shall continue while CEDC’s shares of common stock are listed, if permitted by the listing rules of the relevant exchange.

Subject to the Tag-along and Drag-along Rights, holders of common stock shall have full rights to sell their shares when, where, to whom, and at whatever price, they choose, free from rights of first offer or refusal.

General

The minority shareholder protections shall include the provisions summarised above as well as any other minority shareholder protection rights not explicitly provided for herein, but provided in the Restructuring to any other holder of the common stock (other than RTL and its Affiliates). The minority shareholder protections shall take effect on the closing of the Restructuring, and shall remain in effect (whether or not the New Convertible Secured Notes are converted) until RTL and its Affiliates shall collectively own less than 30% of the common stock then outstanding, provided that provisions by their nature of indefinite duration (including those described above under ‘Pre-emption Rights’, ‘Registration Rights’ and ‘Jurisdiction of incorporation) shall endure permanently unless otherwise approved by holders of a majority of the shares of common stock not owned by RTL (or any affiliate of RTL). All of the minority shareholder protections shall be set forth in CEDC’s Restated Certificate of Incorporation, unless RTL and the Steering Committee determine that it is more appropriate to implement these protections through a shareholders agreement or otherwise.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing 2013 Notes

If the CEDC Exchange Offer is consummated, any Existing 2013 Notes not tendered or not accepted by CEDC in the Exchange Offers will remain outstanding and will be our unsecured obligations. In the event CEDC elects to file a petition with the Bankruptcy Court to effectuate the Plan of Reorganization and the Plan of Reorganization is approved and consummated, all Existing 2013 Notes will be cancelled and holders of Existing 2013 Notes will be issued New Common Stock. See “The Plan of Reorganization”. For a description of the Existing 2013 Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Existing 2013 Notes”.

Existing 2016 Notes

If the CEDC FinCo Exchange Offer is consummated, no Existing 2016 Notes will remain outstanding. In the event CEDC FinCo elects to file a petition with the Bankruptcy Court to effectuate the Plan of Reorganization, and the Plan of Reorganization is approved and consummated, all Existing 2016 Notes will be cancelled and holders of Existing 2016 Notes will be issued New Notes. See “The Plan of Reorganization”. For a description of the Existing 2016 Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Existing 2016 Notes”.

RTL Notes

On May 7, 2012, the Company issued $70 million principal amount of senior notes due March 18, 2013, bearing an interest rate of 3.00% to Russian Standard Bank, an affiliate of Russian Standard Corporation. The RTL Notes are not secured or guaranteed. Pursuant to the Amended SPA, the final maturity date for the RTL Notes was to be extended to July 31, 2016. These terms were amended by the Term Sheet. Pursuant to the Term Sheet, RTL and the Company agreed that $50 million of RTL Notes would be converted into a loan. In accordance with the Term Sheet, RTL and CEDC entered into the RTL Credit Facility, under which $50 million of the existing $70 million of RTL Notes was converted into the RTL Credit Facility. Following Conversion, there is $20 million outstanding under the remaining RTL Notes, which mature on March 18, 2013.

RTL Credit Facility

Pursuant to the Term Sheet, CEDC and RTL have entered into the RTL Credit Facility. Pursuant to the terms of the RTL Credit Facility, $50 million aggregate principal amount of the RTL Notes was converted into a new term loan from RTL to CEDC in an aggregate principal amount of $50 million.

Most of CEDC’s subsidiaries are guarantors under the RTL Credit Facility. The RTL Credit Facility benefits from security granted by certain CEDC subsidiaries in Russia over inventory of specified brands with an aggregate value of goods in circulation at any time not less than 2,170,000,000 Russian rubles (approximately $70 million) calculated by reference to the balance sheet value of the goods (excluding VAT).

The RTL Credit Facility has a final maturity date falling 12 months after the date on which Conversion takes place (the “Final Maturity Date”). Subject to certain conditions, CEDC may voluntarily prepay the whole or any part of the RTL Credit Facility by giving not less than 5 business days’ notice to RTL (or such shorter period as RTL may agree).

The RTL Credit Facility bears interest at 3.00% per annum and accrued interest under the RTL Credit Facility will be payable by CEDC on March 18, 2013, September 18, 2013 and the Final Maturity Date. On the

last day of the first interest period under the RTL Credit Facility, CEDC will also pay to RTL an amount equal to the amount of interest accrued on $50 million of the RTL Notes between September 18, 2012 and the day falling immediately prior to the date on which Conversion takes place.

The RTL Credit Facility requires CEDC and the guarantors to make a number of customary representations and comply with a number of customary undertakings.

The RTL Credit Facility contains certain events of default, the occurrence of which would, subject to any applicable grace periods and agreed exceptions, allow RTL to accelerate, among other things, the outstanding term loan, cancel its commitment under the RTL Credit Facility, declare that all or part of the term loan be payable on demand and/or exercise any or all of its rights, remedies, powers or discretion under the RTL Credit Facility, the security documents or any other Finance Documents (as defined in the RTL Credit Facility). The events of default, subject to certain agreed exceptions, include: (a) non-payment; (b) breach of other obligations under the RTL Credit Facility, security documents or any other Finance Documents (as defined in the RTL Credit Facility); (c) misrepresentation; (d) insolvency, insolvency proceedings and creditors’ process in respect of any significant subsidiary of CEDC (other than ISF GmbH, Pasalba Limited, Peulla Enterprises Limited and CEDC FinCo); (e) unlawfulness and invalidity; and (f) repudiation.

An event of default under the RTL Credit Facility will also occur if there is an “event of default” under:

(a)	the Existing 2016 Notes resulting in (i) acceleration in payment of the Existing 2016 Notes and (ii) the exercise of any remedies exercisable as a result of such acceleration by the Trustee or the Holders of the Existing 2016 Notes permitted by the terms of the Existing 2016 Notes in relation to the collateral for the Existing 2016 Notes granted by any member of the Group as defined in the RTL Credit Facility (except CEDC or CEDC FinCo); and

(b)	any mortgage, agreement or other instrument (other than any such mortgage, agreement or other instrument relating to the Existing Notes or $70.0 million RTL Notes) under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed of any member of the Group (other than CEDC or CEDC FinCo) (“Relevant Indebtedness”), whether such Relevant Indebtedness now exists or shall hereafter be created either (i) resulting in such Relevant Indebtedness becoming or being declared due and payable, or (ii) constituting a failure to pay the principal or interest of any such Relevant Indebtedness when due and payable ((i) and (ii) each being a “Relevant Default”) (and, in the case of this paragraph (b), if such Relevant Default is not cured or waived within 30 calendar days), and, in each case, the amount of any such Relevant Indebtedness, together with the amount of any other Relevant Indebtedness or the maturity of which has been so accelerated, aggregates $30,000,000 or more.

The RTL Credit Facility is governed by and construed in accordance with English law.

Bank Facilities

Neither the Exchange Offers nor the Plan of Reorganization will have an effect on the Bank Facilities, Loans and Bank Guarantees described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Sibirksy Credit Facility

A CEDC subsidiary, Sibirsky LVZ, and Russian Standard Bank have executed a 465 million Russian ruble (approximately $15 million) credit facility. The Sibirsky Credit Facility provides for a commitment of 465 million Russian rubles and will have a maturity date of one year with an interest rate fixed at 12% per annum, to be paid quarterly.

The Sibirsky Credit Facility contains common representations and warranties and common undertakings, as well as common negative covenants such as no reorganization of the borrower. The Sibirsky Credit Facility also contains certain events of default linked to the breach of undertakings and covenants, an inability to service debts and insolvency of the borrower with a default interest rate of 30% per annum.

The Sibirsky Credit Facility is secured by certain pledges of inventory, Russian-law suretyship agreements entered into with certain Russian entities and an agreement to allow Russian Standard Bank to debit funds from the borrower’s account.

As of February 27, 2013, Sibirsky LVZ had drawn down all 465 million Russian rubles under the Sibirsky Credit Facility.

Intercreditor Agreement

It is anticipated that, following the implementation of the Restructuring Transactions, the Security Agents, CEDC FinCo, CEDC, the trustee under the New Secured Notes Indenture, the trustee under the New Convertible Secured Notes Indenture, the New Secured Notes Representative and the Subsidiary Guarantors will enter into the Intercreditor Agreement, which will establish the seniority in right of payment on insolvency of the New Secured Notes relative to the New Convertible Secured Notes.

The New Secured Notes Representative will be initially TMF Trustee Limited (as Security Agent in respect of Collateral other than the collateral identified under “—Security-Poland” below). Pursuant to the terms of the Intercreditor Agreement, at any time at which the New Secured Notes are outstanding, the New Secured Notes will determine the time and method by which the security interests in the Collateral will be enforced.

The Security Agents appointed in respect of the collateral relating to the New Convertible Secured Notes (the “Junior Security Agents”) or the trustee under the New Convertible Secured Notes Indenture will not be able to take any enforcement action (including acceleration or the enforcement of collateral) in connection with the New Convertible Secured Notes even if any Event of Default under the Indenture relating to the New Convertible Secured Notes (the “New Convertible Secured Notes Indenture”) has occurred and the New Convertible Secured Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such New Convertible Secured Notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the Collateral.

At any time at which all New Secured Notes have been discharged in full, the Junior Security Agents in accordance with the provisions of the New Convertible Secured Notes Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the New Convertible Secured Notes. The proceeds from the sale of the Collateral remaining after the satisfaction of all New Secured Notes may not be sufficient to satisfy the obligations owed to the holders of the New Convertible Secured Notes. By its nature some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if saleable.

In addition, the Security Documents and the Intercreditor Agreement will provide that, so long as there are New Secured Notes outstanding (1) the holders of New Secured Notes may direct the New Secured Notes Representative to take actions with respect of the Collateral (including whether to take enforcement action) without the consent of the holders of the New Convertible Secured Notes; and (2) the holders of the New Secured Notes may change, waive, modify or vary the Security Documents without the consent of the holders of the New Convertible Secured Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the New Convertible Secured Notes and not the other secured creditors in a like or similar manner.

Nothing in the Intercreditor Agreement will prevent CEDC FinCo from redeeming the New Convertible Secured Notes in accordance with the terms of the New Secured Notes Indenture and New Convertible Secured Notes Indenture.

Insolvency

The Intercreditor Agreement will provide that, if CEDC FinCo, CEDC or any Subsidiary Guarantors are subject to any bankruptcy, insolvency, liquidation or other debtor-relief proceeding (an Insolvency Proceeding”), the trustee under the New Convertible Secured Notes Indenture and the holders of the New Convertible Secured Notes:

(1)	will not contest CEDC FinCo’s or Guarantors’, as applicable (x) use of cash collateral or (y) obtaining of any debtor-in-possession financing, in each case if the holders of New Secured Notes desire to permit such use of cash collateral or debtor-in-possession financing, as applicable;

(2)	will not request adequate protection or other relief in connection with any such use of cash collateral or any such debtor-in-possession financing, except as set forth in the following paragraph;

(3)	if the Liens on any Collateral securing the New Secured Notes (the “First-Priority Liens”) are subordinated to or are pari passu with the Liens on such Collateral securing any such debtor-in-possession financing, will subordinate the Liens on such Collateral securing the New Convertible Secured Notes on the same basis as such Liens are subordinated to the First-Priority Liens under the Intercreditor Agreement;

(4)	will not contest (or support any other Person in contesting) (x) any request by the First Priority Representative or the holders of New Secured Notes for adequate protection or (y) any objection made by the First Priority Representative or the holders of New Secured Notes to any motion, relief, action or proceeding claiming a lack of adequate protection;

(5)	will raise no objection to (or otherwise contest) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of New Secured Notes made New Secured Notes Representative or any holder of New Secured Notes, and, so long as New Secured Notes are outstanding, will not seek any such relief in respect of the Collateral without the consent of the New Secured Notes Representative and the requisite holders of New Secured Notes;

(6)	will raise no objection to (or otherwise contest) any lawful exercise by any holder of New Secured Notes of the right to credit bid New Secured Notes at any sale in foreclosure of Collateral;

(7)	will raise no objection to (and will not otherwise contest) any other request for judicial relief made in any court by any holder of New Secured Notes relating to the lawful enforcement of any Lien on Collateral;

(8)	will raise no objection to (and will not otherwise contest) any order relating to a sale of assets of any Issuer or Guarantor for which the New Secured Notes Representative has consented that provides, to the extent the sale is to be free and clear of Liens, that the First-Priority Liens and the Liens securing the New Convertible Secured Notes will attach to the proceeds of the sale on the same basis of priority as the First-Priority Liens rank to the Liens securing the New Convertible Secured Notes in accordance with the Intercreditor Agreement; and

(9)	so long as New Secured Notes are outstanding, will not assert or enforce any claim under Section 506(c) of the United States Bankruptcy Code senior to or on a parity with the First-Priority Liens for costs or expenses of preserving or disposing of any Collateral.

Notwithstanding the foregoing, in any Insolvency Proceeding, (i) if any holders of New Secured Notes are granted adequate protection in the form of additional collateral in connection with any debtor-in-possession financing or use of cash collateral, then the trustee under the New Convertible Secured Notes Indenture or the holders of the New Convertible Secured Notes may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is subordinated to the First-Priority Liens and the Liens securing such debtor-in-possession financing on the same basis as the Liens securing the New Convertible Secured Notes are subordinated to the First-Priority Liens under the Intercreditor Agreement and (ii) in the event any holder of the New Convertible Secured Notes (or the trustee under the New Convertible Secured Notes Indenture on behalf of itself or any holder of New Convertible Secured Notes) receives adequate protection in the form of additional collateral, then the applicable holders of New Secured Notes shall be granted a senior Lien on such additional collateral as security for the applicable New Secured Notes, and any Lien on such additional collateral securing the New Secured Notes shall be subordinated to the Liens on such collateral securing the New Secured Notes and any other Liens granted to the holders of New Secured Notes as adequate protection on the same basis as the Liens securing the New Convertible Secured Notes are so subordinated to the First-Priority Liens under the Intercreditor Agreement.

Subject to the terms of the Security Documents, CEDC FinCo and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the New Convertible Secured Notes and the Guarantees, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

CEDC FinCo, CEDC and the Subsidiary Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the New Convertible Secured Notes and the related Guarantees under any one or more of the following circumstances and as provided in the Intercreditor Agreement:

(1)	upon the release of all Liens on such property or assets securing the New Secured Notes;

(2)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate the covenant described under the captions “—Description of New Convertible Secured Notes —Certain Covenants—Asset Sales” and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate the covenant described under “—Description of New Convertible Secured Notes —Certain Covenants—Merger, Consolidation or Sale of Assets”;

(3)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the New Convertible Secured Notes Indenture; and

(4)	in respect of the property and assets of a Note Guarantor, upon the release or discharge of the Note Guarantee of such Note Guarantor in accordance with the Indenture.

THE PLAN OF REORGANIZATION

NONE OF CEDC, CEDC FINCO OR THEIR SUBSIDIARIES HAS COMMENCED CHAPTER 11 CASES UNDER THE BANKRUPTCY CODE, NOR HAVE THEY TAKEN ANY CORPORATE ACTION AUTHORIZING THE COMMENCEMENT OF SUCH CASES. IF THE EXCHANGE OFFERS ARE NOT CONSUMMATED, OR IF WE FOR ANY REASON DETERMINE THAT IT WOULD BE MORE ADVANTAGEOUS OR EXPEDITIOUS AND THE MINIMUM REORGANIZATION CONDITION IS MET, CEDC OR EACH OF CEDC, CEDC FINCO, AND CEDC FINCO LLC MAY COMMENCE CHAPTER 11 CASE(S) UNDER THE BANKRUPTCY CODE TO RESTRUCTURE THEIR FINANCIAL AFFAIRS. THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT SOLICITS THE ADVANCE ACCEPTANCE OF THE PLAN OF REORGANIZATION FROM HOLDERS OF EXISTING NOTES, AND CONTAINS IMPORTANT INFORMATION RELEVANT TO YOUR DECISION TO ACCEPT THE PLAN OF REORGANIZATION. A COPY OF THE PLAN OF REORGANIZATION IS ATTACHED TO THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT AS APPENDIX A. PLEASE READ THE PLAN OF REORGANIZATION COMPLETELY AND CAREFULLY.

To enhance the likelihood that we will succeed in our restructuring efforts, we have formulated the Plan of Reorganization for reorganization under Chapter 11 of the Bankruptcy Code. Terms used under the heading “The Plan of Reorganization” and “Material Terms of the Plan of Reorganization” but not otherwise defined herein have the meaning provided in the Plan of Reorganization. The Plan of Reorganization annexed hereto as Appendix A covers CEDC, CEDC FinCo, and CEDC FinCo LLC and provides the treatment set forth below to holders of Claims against and Interests in CEDC and CEDC FinCo, which treatment differs in certain material respects from the treatment provided pursuant to the Exchange Offers. In the event that the conditions to the Exchange Offers are not satisfied or waived, or if we for any reason believe that it would be more advantageous or expeditious to pursue the Plan of Reorganization, CEDC or each of CEDC, CEDC FinCo, and CEDC FinCo LLC may seek to file case(s) under Chapter 11 of the Bankruptcy Code. If the Plan of Reorganization is confirmed and consummated, all holders of Claims against and Interests in CEDC and, if applicable, CEDC FinCo (and CEDC FinCo LLC), would receive the treatment set forth below, whether or not they vote for acceptance of the Plan of Reorganization.

The statements contained in this Offering Memorandum and Disclosure Statement include summaries of the provisions contained in the Plan of Reorganization and in documents referred to therein. The statements contained in this Offering Memorandum and Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Plan of Reorganization or documents referred to therein, and reference is made to the Plan of Reorganization and to such documents for the full and complete statements of such terms and provisions.

The Plan of Reorganization itself and the documents referred to therein control the actual treatment of Claims against and Interests in CEDC FinCo and CEDC FinCo LLC, under the Plan of Reorganization and will, upon the Effective Date, be binding upon all holders of Claims against and Interests in CEDC FinCo and CEDC FinCo LLC, and the Estates, the Reorganized Debtors and other parties in interest. In the event of any conflict between this Offering Memorandum Disclosure Statement, on the one hand, and the Plan of Reorganization or any other operative document, on the other hand, the terms of the Plan of Reorganization and such other operative document(s) are controlling.

We reserve all of our rights to pursue any and all of our strategic alternatives in the event the out-of-court alternative is not consummated.

Reasons for the Solicitation

As set forth above, we are offering the Exchange Offers to the holders of the Existing Notes simultaneously with the solicitation of the requisite acceptances of the Plan of Reorganization (prior to the filing of any voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code) and from holders of Existing Notes. In the event that the Minimum Conditions for the Exchange Offers are not satisfied or waived, or if we for any reason believe that it would be more advantageous or expeditious to pursue the Plan of Reorganization, CEDC, CEDC FinCo, and CEDC FinCo LLC may seek to commence a case under Chapter 11 of the Bankruptcy Code and pursue confirmation of the Plan of Reorganization. We anticipate that by conducting the solicitation in advance of commencing any Chapter 11 Case, if a Chapter 11 Case(s) is commenced, the duration of the Chapter 11 Case(s) will be significantly shortened, and the administration of the cases, which otherwise could be lengthy, complex, and extremely expensive, will be greatly simplified and much less costly.

Anticipated Events During the Chapter 11 Case

In the event that the conditions of the Exchange Offers are not satisfied or waived by us, or if we for any reason determine that it would be more advantageous or expeditious and the Minimum Reorganization Condition is met, CEDC, CEDC FinCo, and CEDC FinCo LLC may seek to file petitions under Chapter 11 of the Bankruptcy Code to consummate the Plan of Reorganization. Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and, votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Time may not withdraw such vote(s) after the Consent Time.

At the time that any Chapter 11 Case(s) is commenced, all creditor actions and proceedings against CEDC, CEDC FinCo or CEDC FinCo LLC, as applicable, and all acts to obtain property from CEDC, CEDC FinCo or CEDC FinCo LLC, as applicable, will be stayed under section 362 of the Bankruptcy Code. CEDC and CEDC FinCo, as applicable, will continue to operate their businesses and manage their respective properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

We do not expect the Chapter 11 Case(s) to be protracted. To expedite emergence from Chapter 11, on the Petition Date, in addition to filing this Offering Memorandum and Disclosure Statement and the Plan of Reorganization, CEDC, CEDC FinCo or CEDC FinCo LLC, as applicable, would file motions seeking the relief detailed below, among other relief, from the Bankruptcy Court (collectively, the “First Day Motions”). Such relief, if granted, will facilitate the administration of the Chapter 11 Case(s); there can be no assurance, however, that the Bankruptcy Court will grant the relief sought. Holders of Existing Notes voting to accept the Plan of Reorganization shall, and shall be deemed to, by so voting, indicate their consent to the relief sought by CEDC, CEDC FinCo and CEDC FinCo LLC (as applicable) pursuant to the First Day Motions.

Motion To Approve Combined Disclosure Statement And Confirmation Hearing

We intend to seek an order scheduling a combined hearing on this Offering Memorandum and Disclosure Statement and confirmation of the Plan of Reorganization (the “Confirmation Hearing”) for a date not more than 45 days following the Petition Date. At the Confirmation Hearing, CEDC, CEDC FinCo and CEDC FinCo LLC, will seek approval of the confirmation of the Plan of Reorganization pursuant to sections 1125, 1128 and 1129 of the Bankruptcy Code. At that time, CEDC, CEDC FinCo, and CEDC FinCo LLC, will also request that the Bankruptcy Court approve the prepetition solicitation of votes on the Plan of Reorganization. There can be no assurance that the Bankruptcy Court will approve the request to schedule the Confirmation Hearing within 45 days of the Petition Date will be granted.

Motion For Authority To Pay Prepetition Employee Wages And Associated Benefits

Our employees are an integral part of our businesses, and their continued dedication is crucial to our success. None of our employees in Poland, Hungary or Russia will be implicated by any Chapter 11 Case(s) and hence, their wages, salaries and benefits will be honored in the ordinary course without interruption. While each of CEDC, CEDC FinCo, and CEDC FinCo LLC has a small workforce, we believe that we have a valuable asset in that workforce and that any delay in paying prepetition compensation or benefits to our employees would destroy our relationships with employees and irreparably harm employee morale at a time when the continued dedication, confidence and cooperation of our employees is most critical. We are grateful to our employees for their help, without which a restructuring would not be possible. Accordingly, CEDC, CEDC FinCo, and CEDC FinCo LLC, as applicable, will seek authority to pay compensation and benefits in the Chapter 11 Case(s) which were accrued but unpaid as of the Petition Date and to continue their employee programs during the pendency of the Chapter 11 Case(s).

Motion To Continue Using Existing Cash Management Systems

Because we expect the Chapter 11 Case(s) to be pending for less than two (2) months, and because of the administrative hardship that any operating changes would impose, CEDC, CEDC FinCo, and CEDC FinCo LLC intend to seek authority to continue using the existing cash management system, bank accounts and business forms and to follow internal investment and deposit guidelines. Absent the Bankruptcy Court’s authorization of the continued use of the cash management system, our cash flow could be impaired to the detriment of the Estate(s) and creditors.

Continued use of our existing cash management system will facilitate a smooth and orderly transition into the Chapter 11 Case(s), minimize the disruption of businesses while in Chapter 11, and expedite emergence from Chapter 11. As a result of set-up time and expenses, requiring CEDC, CEDC FinCo, and CEDC FinCo LLC, as applicable, to adopt and implement a new cash management system would likely increase the costs of the Chapter 11 Case. For the same reasons, requiring CEDC, CEDC FinCo, and CEDC FinCo LLC, as applicable, to close existing bank accounts and establish new accounts or requiring the creation of new business forms would only frustrate efforts to reorganize expeditiously.

Motion To Approve DIP Facility

If we file for Chapter 11, we may need to obtain short-term working capital financing. While we do not, as of the date hereof, have a commitment for such financing, we would expect to obtain such a commitment prior to the Petition Date.

Motion To Waive Filing Of Schedules And Statement Of Financial Affairs

Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007 direct that, unless otherwise ordered by the court, a debtor must prepare and file certain schedules of claims, executory contracts and unexpired leases and related information (the “Schedules”) and a statement of financial affairs (the “Statement”) within fifteen (15) days of the commencement of a Chapter 11 case. The purpose of this requirement is to provide a debtor’s creditors, equity security holders and other interested parties with sufficient information to make informed decisions with respect to the debtor’s reorganization. In appropriate circumstances, however, a bankruptcy court may modify or dispense with the filing of the Schedules and the Statement pursuant to section 521 of the Bankruptcy Code. We believe that such circumstances would exist in the Chapter 11 Cases, and that we should not be required to file the Schedules and the Statement. CEDC, CEDC FinCo, and CEDC FinCo LLC, thus intend to request that the Bankruptcy Court waive the necessity of filing the Schedules and the Statement.

Applications For Retention Of CEDC’s Professionals

We intend to seek retention of certain professionals to represent and assist in connection with the Chapter 11 Case. These professionals were intimately involved with the negotiation and development of the restructuring transactions and the Plan of Reorganization. These professionals include, among others, Skadden, Arps, Slate, Meagher & Flom LLP, as counsel; Houlihan Lokey Capital, Inc., as investment banker; and Alvarez & Marsal North American, LLC, as financial advisor.

Timetable for Chapter 11 Case

Assuming that the Bankruptcy Court approves the Offering Memorandum and Disclosure Statement and confirms the Plan of Reorganization on the schedule requested, CEDC, CEDC FinCo, and CEDC FinCo LLC, would seek to emerge from Chapter 11 within approximately two (2) months of the Petition Date. There can be no assurance, however, that the Bankruptcy Court’s orders will permit the Chapter 11 Case to proceed as expeditiously as anticipated.

Overview of Chapter 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and interest holders. Another goal of Chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders. The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession”.

The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

THE REMAINDER OF THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF THE PLAN OF REORGANIZATION, AND OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN OF REORGANIZATION, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN OF REORGANIZATION (AS WELL AS THE EXHIBITS THERETO AND DEFINITIONS THEREIN), WHICH ARE ANNEXED TO THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT AS APPENDIX A.

THE STATEMENTS CONTAINED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN OF REORGANIZATION AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OF REORGANIZATION OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN OF REORGANIZATION AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

THE PLAN OF REORGANIZATION ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND EQUITY INTERESTS IN CEDC AND CEDC FINCO, AS APPLICABLE, UNDER THE PLAN OF REORGANIZATION AND WILL, UPON OCCURRENCE OF THE EFFECTIVE DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN CEDC AND CEDC FINCO, AS APPLICABLE, THE ESTATE, THE REORGANIZED DEBTORS, ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN OF REORGANIZATION, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OF REORGANIZATION, OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN OF REORGANIZATION OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

Creditors Entitled to Vote

In addition, as more fully described below, the Plan of Reorganization designates separate classes of Claims against and Interests in CEDC, CEDC FinCo and CEDC FinCo LLC (other than Administrative Claims and Priority Tax Claims). Holders of Class 2 Claims, which Class is comprised of Existing 2016 Note Claims, Class 3 Claims, which Class is comprised of RTL Credit Facility Claims, and Class 5 Claims, which Class is comprised of Unsecured Notes Claims (i.e., Existing 2013 Note Claims and RTL Notes Claims), would be Impaired under the Plan of Reorganization and only the votes of such Classes would be solicited. In addition to holders of Administrative Claims and Priority Tax Claims (which are not classified under the Plan of Reorganization), holders of Class 1, Class 4, Class 6 and Class 7 Claims and Class 10 Interests are Unimpaired by the Plan of Reorganization, would not be entitled to vote to accept or reject the Plan of Reorganization, and would be deemed to have accepted the Plan of Reorganization. Holders of Class 8 Claims (those arising from ownership of equity interests and subordinated under Bankruptcy Code Section 510(b)) and Class 9 Interests in CEDC would be Impaired under the Plan of Reorganization, and would be deemed to have rejected the Plan of Reorganization. Such Claim and Interest holders would not be entitled to vote to accept or reject the Plan of Reorganization.

Bankruptcy Rule 3018(b) prescribes the conditions that must be satisfied to count the ballots solicited with respect to a plan of reorganization prior to the commencement of a Chapter 11 case. Bankruptcy Rule 3018(b) requires that (i) the Chapter 11 plan of reorganization must have been disseminated to substantially all impaired creditors and equity security holders in the class(es) entitled to vote, (ii) the time prescribed for voting on the plan of reorganization must be sufficient and (iii) the solicitation must have been conducted in accordance with section 1126(b) of the Bankruptcy Code, which requires compliance with all applicable non-bankruptcy laws, rules, or regulations or, if there are no such applicable laws, rules or regulations, that the disclosure with respect to the plan of reorganization contains “adequate information” as defined in section 1125(a) of the Bankruptcy Code. Section 1125(a)(1) defines “adequate information” as information of a kind and in sufficient detail as far as is reasonably practicable in light of the nature and history of a company and the condition of such company’s books and records, as would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan of reorganization. We believe that all of the requirements of Bankruptcy Rule 3018(b) would be satisfied in the event that we sought confirmation of the Plan of Reorganization.

Certain Matters Regarding Classification and Treatment of Claims and Interests

Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interests of a debtor’s creditors and equity interest holders. As described above, the Plan of Reorganization divides Claims and Interests into Classes and sets forth the treatment for each Class (other than Administrative Claims and Priority Tax Claims which, pursuant to section 1123(a)(1), need not and have not been classified). We believe that the Plan of Reorganization has classified all Claims and Interests in compliance with the provisions of section 1122 of the Bankruptcy Code, which requires that Classes contain Claims and Interests that are substantially similar to the other Claims and Interests in such Class if Chapter 11 Cases were to be commenced.

It is possible, however, that a holder of a Claim or Interest may challenge our classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Plan of Reorganization to be confirmed. In that event, we would intend, to the extent permitted by the Bankruptcy Code, the Plan of Reorganization and the Bankruptcy Court, to make such reasonable modifications of the classifications through the Plan of Reorganization to permit confirmation and to use the acceptances of the Plan of Reorganization that are marked on the Ballots received in this Solicitation Package for purpose of obtaining the approval of the reconstituted Class or Classes of which each accepting holder ultimately would be deemed to be a member. Any such reclassification could adversely affect the Class in which such holder initially was a member, or any other Class in the Plan of Reorganization, by changing the composition of such Class and the vote required of that Class for approval of the Plan of Reorganization. Furthermore, a reclassification of a Claim or Interest after approval of the Plan of Reorganization could necessitate a resolicitation of acceptances of the Plan of Reorganization.

We believe that the consideration, if any, that would be provided through the Plan of Reorganization to holders of Claims and Interests would reflect an appropriate resolution of their Claims and Interests, and would take into account the differing nature and priority (including applicable contractual subordination) of such Claims and Interests. The Bankruptcy Court would be required to find, however, that a number of statutory tests are met before it could confirm the Plan of Reorganization. Many of these tests are designed to protect the interests of holders of Claims or Interests who would not be entitled to vote on the Plan of Reorganization, or would not vote to accept the Plan of Reorganization, but who would be bound by the provisions of the Plan of Reorganization if it were confirmed by the Bankruptcy Court. The “cramdown” provisions of section 1129(b) of the Bankruptcy Code, for example, permit confirmation of the Plan of Reorganization in certain circumstances even if the Plan of Reorganization has not been accepted by all Impaired Classes of Claims and Interests. Although we believe that the Plan of Reorganization could be confirmed under section 1129(b), there can be no assurance that the requirements of such section would be satisfied.

The Confirmation Hearing

If CEDC, CEDC FinCo, and CEDC FinCo LLC, commence the Chapter 11 Cases, the Bankruptcy Court would schedule a hearing on the confirmation of the Plan of Reorganization. At the Confirmation Hearing, the Bankruptcy Court would consider whether the Plan of Reorganization satisfies the various requirements of the Bankruptcy Code, including whether the Plan of Reorganization is feasible and whether the Plan of Reorganization is in the best interests of the holders of Claims against and Interests in CEDC, CEDC FinCo and CEDC FinCo LLC. At that time, CEDC, CEDC FinCo, and CEDC FinCo LLC would submit a report to the Bankruptcy Court concerning the votes for acceptance or rejection of the Plan of Reorganization by the parties entitled to vote thereon.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan of Reorganization. Any objection to confirmation of the Plan of Reorganization would have to be made in writing and filed with the Bankruptcy Court and served on all required parties by the objection deadlines set by the Bankruptcy Court. Unless an objection to confirmation is timely served and filed, it may not be considered by the Bankruptcy Court.

At the Confirmation Hearing, the Bankruptcy Court could confirm the Plan of Reorganization only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan of reorganization are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan “does not discriminate unfairly” and is “fair and equitable” as to such class, (ii) feasible and (iii) in the “best interests” of creditors and interest holders that are impaired under the plan of reorganization.

Confirmation Without Acceptance of All Impaired Classes: The “Cramdown” Alternative

Under the Plan of Reorganization, Classes 8 and 9 are deemed to have rejected the Plan of Reorganization. In view of the deemed rejection by such Claim and Interest holders, CEDC, CEDC FinCo, and/or CEDC FinCo LLC will seek confirmation of the Plan of Reorganization pursuant to the “cramdown” provisions of the Bankruptcy Code.

Specifically, Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted it. A Bankruptcy Court may confirm a plan of reorganization at the request of the debtors if the plan “does not discriminate unfairly” and is “fair and equitable” as to each impaired class that has not accepted the plan of reorganization.

A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank. A plan is fair and equitable as to a class of claims which rejects a plan if the plan provides (a) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (b) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (a) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (b) that the holder of any interest that is junior to the interests of such class will not receive or retain any property at all on account of such junior interest under the plan.

MATERIAL TERMS OF THE PLAN OF REORGANIZATION

This summary of material terms does not include all of the terms provided under the Plan of Reorganization. You should review the Plan of Reorganization in its entirety for a full description of terms and treatment. In the event of any inconsistencies between this summary and the Plan of Reorganization, the Plan of Reorganization will control.

Treatment of Unclassified Claims

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and holders of such Claims are not entitled to vote on the Plan of Reorganization.

Administrative Claims

Except with respect to Administrative Claims that are Claims for Accrued Professional Compensation, each holder of an Allowed Administrative Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for its Administrative Claim, on the latest of (i) the first Distribution Date, (ii) the date on which its Administrative Claim becomes an Allowed Administrative Claim, (iii) the date on which its Administrative Claim becomes payable under any agreement with the Debtors relating thereto, (iv) in respect of liabilities incurred in the ordinary course of business, the date upon which such liabilities are payable in the ordinary course of the Debtors’ business, consistent with past practice, or (v) such other date as may be agreed upon between the holder of such Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as the case may be, Cash equal to the unpaid portion of its Allowed Administrative Claim.

Priority Tax Claims

The legal and equitable rights of the holders of Priority Tax Claims are Unimpaired by the Plan of Reorganization. Unless the holder of such Claim and the Debtors agree to a different treatment, on the Effective Date, each holder of an Allowed Priority Tax Claim shall have its Claim Reinstated.

Classification and Treatment of Claims and Interests

Summary of Classified Claims and Interests

Class	Impaired/Unimpaired; Entitlement to Vote

Class 1—Priority Non-Tax Claims	Unimpaired—Conclusively presumed to have accepted the Plan of Reorganization and, therefore, not entitled to vote

Class 2—Existing 2016 Notes Claims	Impaired—Entitled to vote

Class 3—RTL Credit Facility Claims	Impaired—Entitled to vote

Class 4—Other Secured Claims	Unimpaired—Conclusively presumed to have accepted the Plan of Reorganization and, therefore, not entitled to vote

Class 5—Unsecured Notes Claims	Impaired—Entitled to vote

Class 6—General Unsecured Claims	Unimpaired—Conclusively presumed to have accepted the Plan of Reorganization and, therefore, not entitled to vote

Class 7—Intercompany Claims	Impaired—Deemed to have rejected the Plan of Reorganization and, therefore, not entitled to vote

Class 8—Subordinated 510(b) Claims	Impaired—Deemed to have rejected the Plan of Reorganization and, therefore, not entitled to vote

Class 9—Existing Common Stock	Impaired—Deemed to have rejected the Plan of Reorganization and, therefore, not entitled to vote

Class 10—Intercompany Interests	Unimpaired—Conclusively presumed to have accepted the Plan of Reorganization and, therefore, not entitled to vote

Acceptance by Impaired Classes

Impaired Classes 2, 3, and 5 shall have accepted the Plan of Reorganization if (i) the holders of at least two-thirds in amount of the Allowed Claims actually voting in such classes have voted to accept the Plan of Reorganization and (ii) the holders of more than one-half in number of the Allowed Claims actually voting in such classes have voted to accept the Plan of Reorganization, in each case not counting the vote of any holder designated under section 1126(e) of the Bankruptcy Code.

Treatment of Classes

Pursuant to the terms of the Plan of Reorganization, each of the holders of Claims and Interests in Classes 1 through 10 will receive the treatment described below.

Class 1—Priority Non-Tax Claims

Treatment: Unless the holder of such Claim and the Debtors agree to a different treatment, on the Effective Date, each holder of an Allowed Priority Non-Tax Claim shall have its Claim Reinstated.

Class 2—Existing 2016 Notes Claims

Treatment: On the Effective Date, except to the extent that holders of Allowed Existing 2016 Notes Claims and the Debtors agree to less favorable treatment, the holders of Allowed Existing 2016 Notes Claims shall receive the treatment provided below, depending upon whether they elect to participate in the Cash Option or the

New Notes Option; provided, however, that an election of the New Notes Option will be deemed with respect to (i) any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option and (ii) any Existing 2016 Notes that are not accepted for exchange in the Cash Option.

(a) Cash Option

If holders of Allowed Existing 2016 Notes Claims elect to participate in the Cash Option, each such holder shall receive its portion of the Cash Option Consideration equal to the sum of (a) such holder’s 8.875% Bid Price multiplied by the total principal amount of such holder’s 8.875% Existing 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total principal amount of such holder’s 9.125% Existing 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holder’s accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.875% Existing 2016 Notes. In determining which Existing 2016 Notes shall be accepted for exchange in the Cash Option, the Debtors shall use the Dutch auction procedures described in Article V.Q of the Plan.

(b) New Notes Option

If holder of Allowed Existing 2016 Notes Claims elect (or are deemed to elect pursuant to the terms of the Plan of Reorganization) to exchange their Allowed Existing 2016 Notes pursuant to the New Notes Option, such holders shall receive their Pro Rata shares of (A) the New Secured Notes, (B) the New Convertible Secured Notes, and (C) any Cash from the RTL New Equity Infusion not otherwise distributed pursuant to the Cash Option.

Class 3—RTL Credit Facility Claims

Treatment: On the Effective Date, except to the extent that a holder of an RTL Credit Facility Claim and the Debtors agree to less favorable treatment, each holder of an Allowed RTL Credit Facility Claim shall receive its share of the RTL Investment New Common Stock Allocation as set forth in the RTL Investment Agreement.

Class 4—Other Secured Claims

Treatment: Unless the holder of such Claim and the Debtors agree to a less favorable treatment, on the Effective Date, each holder of an Allowed Other Secured Claim shall have its Claim Reinstated.

Class 5—Unsecured Notes Claims

Treatment: On the Effective Date, each holder of an Unsecured Notes Claim shall be entitled to receive (i) if Class 5A votes to accept the Plan of Reorganization in accordance with section 1126(c) of the Bankruptcy Code, its Pro Rata share of the Unsecured Notes Claims New Common Stock Allocation or (ii) if Class 5A does not vote to accept the Plan of Reorganization in accordance with section 1126(c) of the Bankruptcy Code, the holders of Unsecured Notes Claims shall not receive or retain any property under the Plan of Reorganization on account of such Claims.

Class 6—General Unsecured Claims.

Treatment: Unless the holder of such Claim and the Debtors agree to different treatment, on the Effective Date, each holder of an Allowed General Unsecured Claim shall have its Claim Reinstated; provided, however, that all Allowed General Unsecured Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases as set forth in Article VI of the Plan of Reorganization shall be paid the full amount of such Allowed Claim in Cash.

Class 7—Intercompany Claims.

Treatment: On the Effective Date, all net Allowed Intercompany Claims (taking into account any setoffs of Intercompany Claims) held by the Debtors between and among the Debtors or between one or more Debtors and any Affiliate of one of the Debtors that is not itself a Debtor shall, at the election of the Reorganized Debtors, be either (a) Reinstated, (b) released, waived, and discharged, (c) treated as a dividend, or (d) contributed to capital or exchanged for equity by the obligor.

Class 8—Subordinated 510(b) Claims.

Treatment: The holders of Subordinated 510(b) Claims shall not receive or retain any property under the Plan of Reorganization on account of such Subordinated 510(b) Claims and the obligations of the Debtors and Reorganized Debtors on account of Subordinated 510(b) Claims shall be discharged. All Subordinated 510(b) Claims are Disputed Claims.

Class 9—Existing Common Stock.

Treatment: On the Effective Date, Existing Common Stock shall be deemed automatically cancelled without further action by the Debtors or Reorganized Debtors and the obligations of the Debtors and Reorganized Debtors thereunder shall be discharged. Holders of Existing Common Stock shall receive (i) if Class 5A votes to accept the Plan of Reorganization in accordance with section 1126(c) of the Bankruptcy Code, their Pro Rata share of the Stockholder New Common Stock Allocation or (ii) if Class 5A does not vote to accept the Plan of Reorganization in accordance with section 1126(c) of the Bankruptcy Code, no property under the Plan of Reorganization on account of such Interests.

Class 10—Intercompany Interests.

Treatment: Class 10 Claims shall be Reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

Means of Implementation

Sources of Consideration for Plan Distributions

Cash Consideration

All Cash consideration necessary for the Reorganized Debtors to make payments or distributions pursuant hereto shall be obtained from the RTL New Equity Infusion and other Cash on hand of the Debtors, including Cash derived from business operations. Further, the Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from Non-Debtor Affiliates as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan of Reorganization. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate or otherwise be affected by the terms of the Plan of Reorganization.

New Securities

On the Effective Date, Reorganized CEDC shall issue (i) shares of New Common Stock for distribution to RTL on account of the RTL Investment in accordance with the RTL Investment New Common Stock Allocation, (ii) shares of New Common Stock for distribution to the holders of Allowed Unsecured Notes Claims in accordance with the Unsecured Notes Claims New Common Stock Allocation and subject to the conditions set forth in Article III.C.5, (iii) shares of New Common Stock for distribution to holders of Existing Common Stock in accordance with the Stockholder New Common Stock Allocation and subject to the conditions set forth in Article III.C.9; and (iv) the New Notes in partial exchange for the Existing 2016 Notes. If Class 5A does not vote to accept the Plan of Reorganization in accordance with section 1126(c) of the Bankruptcy Code, the shares of New Common Stock that would otherwise be distributed to holders of Allowed Unsecured Notes Claims and Existing Common Stock will instead be distributed to RTL on account of the RTL New Equity Infusion in accordance with the RTL Investment New Common Stock Allocation. All of the shares of New Common Stock issued pursuant to the Plan of Reorganization shall be duly authorized, validly issued, fully paid and nonassessable. Additionally, the Reorganized CEDC or New CEDC, as the case may be, shall be authorized, without the need for further stockholder action, to issue the shares of New Common Stock necessary to satisfy any conversion of the New Convertible Secured Notes implemented pursuant to the terms of those securities after the Effective Date. Each distribution and issuance referred to in Article VII shall be governed by the terms and conditions set forth in the Plan of Reorganization applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Person receiving such distribution or issuance.

Cancellation of Securities and Agreements

Except as otherwise specifically provided for in the Plan of Reorganization, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the RTL Credit Facility, the Existing 2013 Notes, the RTL Notes, the Existing Common Stock, the RTL Put Right, and any other indebtedness of or Interests in the Debtors (except as provided in Article III.C.10 of the Plan of Reorganization) shall be deemed cancelled, and the obligations of the Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged, and (2) in the case of the Plan of Reorganization (i) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, and other documents evidencing the Existing 2016 Notes shall be deemed cancelled, and the obligations of the Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged and (ii) the Custodian (as defined in the Existing 2016 Notes Indenture) shall mark the Global Dollar Note (as defined in the Existing 2016 Notes Indenture) and the Global Euro Note (as defined in the Existing 2016 Notes Indenture), as applicable, as cancelled and deliver such cancelled Global Dollar Note and Global Euro Note, as applicable, to Reorganized CEDC FinCo; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of Existing 2016 Notes Claims, RTL Credit Facility Claims, and the Unsecured Notes Claims (as applicable) to receive distributions under the Plan of Reorganization as provided herein, and (b) allowing the Indenture Trustees, if applicable, to make distributions under the Plan of Reorganization as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan of Reorganization, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under the Plan of Reorganization; provided further, however, that the cancellation of indentures, notes, instruments, guarantees, certificates, and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Debtors, the Reorganized Debtors, and the Non-Debtor Affiliates). Upon cancellation of the Existing 2016 Notes Indenture and the Existing 2013 Notes Indenture, all duties and responsibilities of the Indenture Trustees under the Existing 2016 Notes Indenture and the Existing 2013 Notes Indenture, as applicable, shall be discharged except to the extent required in order to effectuate the Plan of Reorganization.

Section 1145 Exemption

The issuance of the New Common Stock and New Notes distributed to creditors on account of their Claims shall be authorized under section 1145 of the Bankruptcy Code as of the Effective Date without further act or action by any person, unless required by provision of the relevant corporate documents or applicable law, regulation, order or rule, and shall thereby be exempt from the requirements of Section 5 of the Securities Act, as amended, and any state or local laws requiring registration for the offer and sale of a security; and all documents evidencing the same shall be executed and delivered as provided for in the Plan of Reorganization or the Plan Supplement.

Governance Documents and Corporate Existence

On the Effective Date, the Corporate Governance Documents of the Debtors shall be amended in a form as may be required to be consistent with the provisions of the Plan of Reorganization and the Bankruptcy Code (including, without limitation, section 1123(a)(6) of the Bankruptcy Code), shall be included in the Plan Supplement, and shall contain certain minority stockholder protections that are effective if and when the New Convertible Secured Notes are converted, including but not limited to registration rights, preemptive rights and, subject to appropriate ownership levels, and shall otherwise be reasonably acceptable to RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

Except as otherwise provided herein, in the Corporate Governance Documents or elsewhere in the Plan Supplement, each Debtor, as Reorganized, shall continue to exist after the Effective Date as a separate corporate entity or limited liability company, as the case may be, with all the powers of a corporation or limited liability company, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated. After the Effective Date, each Reorganized Debtor may amend and restate its Corporate Governance Documents as permitted by the laws of its respective states, provinces, or countries of formation and its respective charters and bylaws.

Reorganized Debtors’ Boards of Directors

The identity of the members of the new board of each of the Reorganized Debtors shall be determined by RTL in its sole discretion, and will be identified in the Plan Supplement or in a filing with the Bankruptcy Court at or prior to the Confirmation Hearing.

Employee Benefits

Except as otherwise provided herein, on and after the Effective Date, the Reorganized Debtors may: (1) honor, in the ordinary course of business, any contracts, agreements, policies, programs and plans for, among other things, compensation (other than equity based compensation related to Interests), health care benefits, disability benefits, deferred compensation benefits, travel benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance and accidental death and dismemberment insurance for the directors, officers and employees of any of the Debtors who served in such capacity at any time and (2) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising before the Petition Date; provided, however, that the Debtors’ or Reorganized Debtors’ performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any policy, program or plan that has expired or been terminated before the Effective Date, or restore, reinstate or revive any such benefit or alleged entitlement under any such policy, program or plan. Nothing herein shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans.

Management Incentive Plan

On or after the Effective Date, the Reorganized Debtors may implement a management incentive plan for management, selected employees and directors of the Reorganized Debtors, providing incentive compensation in the form of, among other things, stock options, stock appreciation rights, restricted stock, phantom stock awards, performance awards and/or other stock-based awards in Reorganized CEDC in an aggregate amount equal to up to 5% of the New Common Stock, on a fully diluted basis (the “Management Incentive Plan”). Reorganized CEDC shall be authorized to adopt the Management Incentive Plan without the need for any further stockholder action. The specific form of and terms applicable to awards granted under the Management Incentive Plan shall be determined by the new board of Reorganized CEDC; provided that the aggregate price paid for all repurchased, redeemed, acquired or retired New Common Stock issued pursuant to the Management Incentive Plan may not exceed $3.0 million in each twelve-month period from the date of issuance of the New Notes (with any unused amounts in any preceding twelve-month period being carried over to the succeeding twelve-month period).

Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan of Reorganization or any agreement, instrument or other document incorporated therein, on the Effective Date, all property in each Estate and all Causes of Action (except those released pursuant to the Releases by the Debtors) shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan of Reorganization, the Reorganized Debtors may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, Interests or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

Restructuring Transactions

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by or necessary to effectuate the Plan of Reorganization, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan of Reorganization and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Persons may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan of Reorganization and having other terms for which the applicable Persons agree; (3) the filing of appropriate certificates or articles of incorporation or amendments thereof, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (4) all other actions that the applicable Persons determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law. On the Effective Date, pursuant to section 1123(a)(5)(B) of the Bankruptcy Code, at the election of the Debtors and the Plan Support Parties, CEDC may transfer to a newly-formed Delaware entity (“New CEDC”) all or substantially all of its assets and all Claims and Interests that are Reinstated and/or Unimpaired, and in consideration of such transfer, New CEDC shall make the distributions as specified in Article III.C of the Plan of Reorganization.

Covenant Amendments and Supplemental Indenture

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by or necessary to effectuate the Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Persons may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable Persons agree; (3) the filing of appropriate certificates or articles of incorporation or amendments thereof, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (4) all other actions that the applicable Persons determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law. On the Effective Date, pursuant to section 1123(a)(5)(B) of the Bankruptcy Code, at the direction of the Debtors, RTL, and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, CEDC shall transfer (by way of merger, consolidation, share exchange, sale of assets, or otherwise) to a newly-formed Delaware corporation (“New CEDC”) all or substantially all of its assets and all Claims and Interests that are Reinstated and/or Unimpaired, and in consideration of such transfer, New CEDC shall make the distributions as specified in Article III.C of the Plan.

Corporate Action

Upon the Effective Date, all actions contemplated by the Plan of Reorganization shall be deemed authorized and approved in all respects, including (1) selection of the directors and officers of the Reorganized Debtors; (2) the distribution of the New Common Stock as provided herein; and (3) all other actions contemplated by the Plan of Reorganization (whether to occur before, on or after the Effective Date). All matters provided for in the Plan of Reorganization involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan of Reorganization shall be deemed to have occurred and shall be in effect, without any requirement of further action by the directors or officers of the Debtors or the Reorganized Debtors.

On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute and deliver the agreements, documents, securities, certificates of incorporation, operating agreements and instruments contemplated by the Plan of Reorganization (or necessary or desirable to effect the transactions contemplated by the Plan of Reorganization) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by Article V of the Plan of Reorganization shall be effective notwithstanding any requirements under non-bankruptcy law.

Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors and the officers and members of the board of directors thereof are authorized to issue, execute, deliver, file or record such contracts, securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan of Reorganization and the securities issued pursuant to the Plan of Reorganization in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan of Reorganization.

Section 1146 Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property in contemplation of, in connection with, or pursuant to the Plan of Reorganization shall not be subject to any stamp tax or other similar tax or governmental assessment in the United States, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment. Such exemption specifically applies, without limitation, to (1) the creation of any mortgage, deed of trust, lien or other security interest; (2) the making or assignment of any lease or sublease; (3) any restructuring transaction authorized by Article V of the Plan of Reorganization; or (4) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with the Plan of Reorganization, including: (a) any merger agreements; (b) agreements of consolidation, restructuring, disposition, liquidation or dissolution; (c) deeds; or (d) assignments executed in connection with any transaction occurring under the Plan of Reorganization.

D&O Liability Insurance Policies and Indemnification Provisions

Notwithstanding anything herein to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors (or the Estates) who served or were employed at any time by the Debtors shall be deemed to be, and shall be treated as though they are, executory contracts and the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies and Indemnification Provisions. On or before the Effective Date, the Reorganized Debtors shall obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers’ liability insurance policy for the current and former directors, officers and managers for a period of six (6) years.

Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the Releases by the Debtors provided by Article IX.B of the Plan of Reorganization), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, and the Reorganized Debtors’ rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Person may rely on the absence of a specific reference in the Plan of Reorganization or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person or Person on or before the Effective Date (including pursuant to the Releases by the Debtors or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise expressly provided in the Plan of Reorganization. Unless any Causes of Action against a Person are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan of Reorganization or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or Consummation.

Single Satisfaction of Claims

Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan of Reorganization on account of Allowed Claims exceed 100% of the underlying Allowed Claim.

Dutch Auction Procedure

The Debtors shall use a pure reverse Dutch auction procedure to determine which Existing 2016 Notes will be accepted for exchange in the Cash Option. The Ballots will, among other options, provide the holders of Existing 2016 Notes with the option to elect to participate in the Cash Option. The auction will stay open through the Auction Closing Date, and Ballots indicating any such election are due by the Voting Deadline as provided herein.

The Debtors will accept for purchase the Existing 2016 Notes that elect to participate in the Cash Option in the order of the lowest to the highest Bid Prices (as determined based upon each Bid Price’s percentage of the respective Existing 2016 Note’s principal amount) until reaching the Clearing Price. In addition, holders of Existing 2016 Notes that elect to participate in the Cash Option will be subject to proration. The Debtors will first accept for exchange all Existing 2016 Notes with a Bid Price less than the Clearing Price, and thereafter, Existing 2016 Notes with a Bid Price equal to the Clearing Price on a Pro Rata basis. In all cases, appropriate adjustments will be made to avoid purchases of Existing 2016 Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable. All Existing 2016 Notes not accepted in the Cash Option as a result of proration will not participate in the Cash Option and will be deemed to have elected to participate in the New Notes Option. In addition, any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option will be deemed to have elected the New Notes Option.

If holders of Allowed Existing 2016 Notes Claims elect to participate in the Cash Option by indicating as such on their Ballot and submitting such Ballot by the Voting Deadline as provided herein, each such holder shall receive, subject to the foregoing, its portion of the Cash Option Consideration equal to (a) such holder’s 8.875% Bid Price multiplied by the total principal amount of such holder’s 8.875% Existing 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total amount of such holder’s 9.125% Existing 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holder’s accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.875% Existing 2016 Notes.

Provisions Governing Distributions

Record Date for Distributions

As of the entry of the Confirmation Order, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtor or their respective agents shall be deemed closed, and there shall be no further changes made to reflect any new record holders of any Claims or Interests. The Debtor shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Distribution Record Date.

Timing and Calculation of Amounts to Be Distributed

Except as otherwise provided in the Plan of Reorganization, on the Effective Date or as soon as reasonably practicable thereafter (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such a Claim becomes an Allowed Claim, on the next Distribution Date or as soon as reasonably practicable thereafter), each holder of an Allowed Claim against the Debtor shall receive the full amount of the distributions that the Plan of Reorganization provides for Allowed Claims in the applicable Class and in the manner provided herein. In the event that any payment or act under the Plan of Reorganization is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VIII of the Plan of Reorganization. Except as otherwise provided herein, holders of Claims shall not be entitled to interest, dividends or accruals on the distributions provided for herein, regardless of whether such distributions are delivered on or at any time after the Effective Date.

Disbursing Agent

Except as otherwise provided herein, all distributions under the Plan of Reorganization shall be made by the Reorganized Debtor as Disbursing Agent or such other Person designated by the Reorganized Debtor as a Disbursing Agent on the Effective Date.

Rights and Powers of Disbursing Agent

Powers of the Disbursing Agent

The Disbursing Agent shall be empowered to: (a) affect all actions and execute all agreements, instruments and other documents necessary to perform its duties under the Plan of Reorganization; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan of Reorganization, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan of Reorganization.

Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtor in its reasonable discretion.

Distributions on Account of Claims Allowed After the Effective Date

Payments and Distributions on Disputed Claims

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

Special Rules for Distributions to Holders of Disputed Claims

Notwithstanding any provision otherwise in the Plan of Reorganization and except as may be agreed to by the Debtor or the Reorganized Debtor, on the one hand, and the holder of a Disputed Claim, on the other hand, no partial payments and no partial distributions shall be made with respect to any Disputed Claim until all Disputed Claims held by the holder of such Disputed Claim have become Allowed Claims or have otherwise been resolved by settlement or Final Order.

Delivery of Distributions and Undeliverable or Unclaimed Distributions

Delivery of Distributions in General

Except as otherwise provided in the Plan of Reorganization, distributions to holders of Allowed Claims shall be made to holders of record as of the Distribution Record Date by the Disbursing Agent: (a) to the signatory set forth on any of the Proof of Claim filed by such holder or other representative identified therein (or at the last known addresses of such holder if no Proof of Claim is filed or if the Debtors have been notified in writing of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related Proof of Claim; (c) at the addresses reflected in the Schedules if no Proof of Claim has been filed and the Disbursing Agent has not received a written notice of a change of address; (d) on any counsel that has appeared in the Chapter 11 Cases on the holder’s behalf or (e) at the addresses reflected in the Debtors’ books and records. Distributions under the Plan of Reorganization on account of Allowed Claims shall not be subject to levy, garnishment, attachment or like legal process, so that each holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan of Reorganization. None of the Debtors, the Reorganized Debtors and the applicable Disbursing Agent shall incur any liability whatsoever on account of any distributions under the Plan of Reorganization except for willful misconduct or fraud.

Except as otherwise provided in the Plan of Reorganization, (i) all distributions to holders of Existing 2016 Notes shall be governed by the Existing 2016 Notes Indenture, and shall be deemed completed when made to the

Existing 2016 Notes Indenture Trustee, who shall in turn make distributions in accordance with the Existing 2016 Notes Indenture and (ii) all distributions to holders of Existing 2013 Notes shall be governed by the Existing 2013 Notes Indenture, and shall be deemed completed when made to the Existing 2013 Notes Indenture Trustee, who shall in turn make distributions in accordance with the Existing 2013 Notes Indenture.

Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made as soon as practicable after such distribution has become deliverable or has been claimed to such holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and forfeited at the expiration of six months from the applicable Distribution Date. After such date, all “unclaimed property” or interests in property shall revert to the Reorganized Debtor (notwithstanding any applicable federal or state escheat, abandoned or unclaimed property laws to the contrary), and the Claim of any holder to such property shall be discharged and forever barred.

Withholding and Reporting Requirements

In connection with the Plan of Reorganization and all instruments issued in connection therewith, the Disbursing Agent shall comply with all applicable withholding and reporting requirements imposed by any federal, state or local taxing authority, and all distributions under the Plan of Reorganization shall be subject to any such withholding or reporting requirements.

Setoffs

Except as set forth herein, the Debtor and the Reorganized Debtor may withhold (but not set off except as set forth below) from the distributions called for under the Plan of Reorganization on account of any Allowed Claim an amount equal to any claims, equity interests, rights and Causes of Action of any nature that the Debtor or the Reorganized Debtor may hold against the holder of any such Allowed Claim. In the event that any such claims, equity interests, rights and Causes of Action of any nature that the Debtor or the Reorganized Debtor may hold against the holder of any such Allowed Claim are adjudicated by Final Order or otherwise resolved, the Debtor may, pursuant to section 558 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant hereto on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim) the amount of any adjudicated or resolved claims, equity interests, rights and Causes of Action of any nature that the Debtor or the Reorganized Debtor may hold against the holder of any such Allowed Claim, but only to the extent of such adjudicated or resolved amount. Neither the failure to effect such a setoff nor the allowance of any Claim under the Plan of Reorganization shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any such claims, equity interests, rights and Causes of Action that the Debtor or the Reorganized Debtor may possess against any such holder, except as specifically provided herein.

Claims Paid or Payable by Third Parties

Claims Paid by Third Parties

The Debtor or the Reorganized Debtor, as applicable, shall reduce in part or in full a Claim to the extent that the holder of such Claim receives payment in part or in full on account of such Claim from a party other than the Debtor or Reorganized Debtor. To the extent a holder of a Claim receives a distribution on account of such Claim from a party other than the Debtor or Reorganized Debtor, such holder shall, within two weeks of receipt thereof, repay or return the distribution to the Reorganized Debtor, to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan of Reorganization exceeds the amount of such Claim as of the date of any such distribution under the Plan of Reorganization.

Insurance Claims

No distributions under the Plan of Reorganization shall be made on account of Allowed Claims until the holder of such Allowed Claim has exhausted all remedies with respect to the Debtor’s Insurance Policies. To the extent that one or more of the Debtor’s insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged without a Claims objection having to be filed and without any further notice to or action, order or approval of the Bankruptcy Court.

Applicability of Insurance Policies

Except as otherwise provided in the Plan of Reorganization, distributions to holders of Allowed Claims shall be made in accordance with the provisions of any applicable Insurance Policy. Nothing contained in the Plan of Reorganization shall constitute or be deemed a waiver of any Cause of Action that the Debtor or any Person may hold against any other Person, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

Allocation of Distributions Between Principal and Unpaid Interest

To the extent that any Claim entitled to a distribution under the Plan of Reorganization is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for U.S. federal income tax purposes, be allocated on the Debtor’s books and records to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the accrued but unpaid interest.

Procedures for Resolving Contingent, Unliquidated, and Disputed Claims

Prosecution of Objections to Claims

The Debtors (before the Effective Date) or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the exclusive authority to file, settle, compromise, withdraw or litigate to judgment any objections to Claims as permitted under the Plan of Reorganization. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors reserve all rights to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

Allowance of Claims

Except as expressly provided herein or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), the Reorganized Debtors after the Effective Date will have and retain any and all rights and defenses held by the Debtors with respect to any Claim as of the Petition Date. All claims of any Person against any Debtor shall be disallowed unless and until such Person pays, in full, the amount it owes each such Debtor.

Distributions After Allowance

On the Distribution Date following the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under the Plan of Reorganization as of the Effective Date, without any interest to be paid on account of such Claim.

Estimation of Claims

The Debtors (before the Effective Date) or Reorganized Debtors (on or after the Effective Date) may, at any time, and from time to time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to section

502(c) of the Bankruptcy Code regardless of whether an objection was previously filed with the Bankruptcy Court with respect to such Claim, or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Disputed Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim against any party or Person, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors (before the Effective Date) or the Reorganized Debtors (after the Effective Date), may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. All of the objection, estimation, settlement and resolution procedures set forth in the Plan of Reorganization are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, objected to, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

Deadline to File Objections to Claims

Any objections to Claims, if any, shall be filed no later than the Claims Objection Bar Date; provided, however, that the Debtors’ failure to file an objection by the Claims Objection Bar Date shall not cause any Claim to be deemed an Allowed Claim nor shall it prejudice the Debtors’ right ability to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

Treatment of Contracts and Leases

Assumption and Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan of Reorganization, each of the Debtors’ Executory Contracts and Unexpired Leases shall be deemed assumed as of the Effective Date, unless such Executory Contract or Unexpired Lease: (1) was assumed or rejected previously by the Debtors; (2) expired or terminated pursuant to its own terms before the Effective Date; (3) is the subject of a motion to reject filed on or before the Effective Date; or (4) is identified as an Executory Contract or Unexpired Lease to be rejected pursuant to the Plan Supplement before the Effective Date.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions or rejections of such Executory Contracts or Unexpired Leases as set forth in the Plan of Reorganization, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, all assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan of Reorganization are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan of Reorganization or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall revest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by such order. Notwithstanding anything to the contrary in the Plan of Reorganization, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify or supplement the list of Executory Contracts and Unexpired Leases identified in the Plan Supplement at any time before the Effective Date. After the Effective Date, the Reorganized Debtors shall have the right to terminate, amend or modify any intercompany contracts, leases or other agreements without approval of the Bankruptcy Court.

Claims Based on Rejection of Executory Contracts or Unexpired Leases

All Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, must be filed with the Bankruptcy Court within 30 days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as Class 7 General Unsecured Claims against the applicable Debtor and shall be treated in accordance with Article III of the Plan of Reorganization.

Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any monetary amounts by which any Executory Contract or Unexpired Lease to be assumed under the Plan of Reorganization is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Debtors to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute and approving the assumption.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan of Reorganization or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the effective date of the assumption.

Insurance Policies

Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the Insurance Policies in full force) all of the Insurance Policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the Insurance Policies.

Reservation of Rights

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Rejected Executory Contract and Unexpired Lease List, nor anything contained in the Plan of Reorganization, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 45 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

Contracts and Leases Entered Into After the Petition Date

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

Confirmation and Consummation of the Plan of Reorganization

Conditions Precedent to Confirmation

The following are conditions precedent to confirmation of the Plan of Reorganization, each of which must be satisfied or waived in accordance with the Plan of Reorganization.

1. The Bankruptcy Court shall have entered an order in form and substance reasonably acceptable to the Debtors and the Consenting Noteholders approving the Disclosure Statement with respect to the Plan of Reorganization as containing adequate information within the meaning of section 1125 of the Bankruptcy Code.

2. The Confirmation Order (a) shall be, in form and substance, reasonably acceptable to the Debtors and the Consenting Noteholders, (b) shall include a finding by the Bankruptcy Court that the New Common Stock to be issued on the Effective Date will be authorized and exempt from registration under applicable securities law pursuant to section 1145 of the Bankruptcy Code, (c) shall approve the Amendment Transactions and (d) shall not be subject to any stay or subject to an unresolved request for revocation under section 1144 of the Bankruptcy Code.

3. The Plan of Reorganization and the Plan Supplement, including any schedules, documents, supplements and exhibits thereto shall, in form and substance, be reasonably acceptable to the Debtors and the Consenting Noteholders.

Conditions Precedent to the Effective Date

The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived in accordance with the Plan of Reorganization.

1. The Bankruptcy Court shall have entered one or more orders (which may include the Confirmation Order) authorizing the assumption and rejection of Executory Contracts and Unexpired Leases by the Debtors as contemplated herein in form and substance acceptable to the Debtors.

2. The Confirmation Order, in form and substance, reasonably acceptable to the Debtors and the Consenting Noteholders, shall have been entered by the Bankruptcy Court and shall not be subject to any stay subject to an unresolved request for revocation under section 1144 of the Bankruptcy Code.

3. The Amendment Transactions shall have been effectuated upon or following entry of the Confirmation Order.

4. All of the schedules, documents, supplements and exhibits to the Plan of Reorganization shall have been filed in form and substance reasonably acceptable to the Debtors and the Consenting Noteholders.

5. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the Plan of Reorganization shall have been obtained.

6. All actions, documents, certificates, and agreements necessary to implement the Plan of Reorganization shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units in accordance with applicable laws.

Waiver of Conditions

The conditions to Confirmation of the Plan of Reorganization and to Consummation of the Plan of Reorganization set forth in Article X of the Plan of Reorganization may be waived at any time upon receipt of written waivers from each of the Debtors and the Consenting Noteholders.

Effect of Failure of Conditions

If the Consummation of the Plan of Reorganization does not occur, the Plan of Reorganization shall be null and void in all respects and nothing contained in the Plan of Reorganization or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims against or Interests in the Debtors; (2) prejudice in any manner the rights of the Debtors, any holders of Claims or any other Person; or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors, any holders or any other Person in any respect.

Effect of Confirmation of Plan of Reorganization

Compromise and Settlement of Claims, Interests and Controversies

Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan of Reorganization, the provisions of the Plan of Reorganization shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan of Reorganization, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.

Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code and to the extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, the Estates, and Non-Debtor Affiliates from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, their Estates and Non-Debtor Affiliates, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or the Non-Debtor Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or Non-Debtor Affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, RTL Investment Agreement or related agreements, instruments or other documents, or upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however, that nothing in this Article IX.B shall be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order.

Releases by Holders of Claims

Except as otherwise provided in the Plan of Reorganization, as of the Effective Date, each holder of a Claim who affirmatively votes to accept this Plan and does not elect to opt out of the releases contained in this Section IX.C by making such election on its timely submitted ballot shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, Non-Debtor Affiliates and the Released Parties from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, assertable on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Debtors’ Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including (without limitation) any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim that is treated in the Plan, the business or contractual arrangements between the Debtors and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the RTL Investment Agreement, the Plan Supplement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Confirmation Date; provided, however, that nothing in this Article IX.B shall be construed to release any party or entity from intentional fraud, willful misconduct or criminal conduct, as determined by a Final Order; provided further, however that this Article IX.C shall not release the Debtors, the Reorganized Debtors, their Estates, Non-Debtor Affiliates and the Released Parties from any Cause of Action held by a governmental entity existing as of the Effective Date based on (i) the Internal Revenue Code or other domestic state, city, or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city, or municipality, (iii) any criminal laws of the United States or any domestic state, city, or municipality, (iv) the Exchange Act (as now in effect or hereafter amended), the Securities Act (as now in effect or hereafter amended), or other securities laws of the United States or any domestic state, city or municipality, (v) the Employee Retirement Income Security Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security. Notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, votes by holders of Existing 2016 Notes Claims to accept this Plan and not opt out of the releases contained in this Article IX.C shall constitute agreement by such holders to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Existing 2016 Notes, and any collateral of Non-Debtor Affiliates securing the Existing 2016 Notes except as otherwise set forth in the Plan of Reorganization.

Exculpation

Except as otherwise specifically provided in the Plan of Reorganization or Plan Supplement, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, cause of action or liability for any Exculpated Claim, except for intentional fraud or willful misconduct (to the extent such duty is imposed by applicable non-bankruptcy law), but in all respects such Persons shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan of Reorganization. The Debtors and the Reorganized Debtors (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have, and upon Confirmation of the Plan of Reorganization shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan of Reorganization securities pursuant to the Plan of Reorganization, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan of Reorganization or such distributions made pursuant to the Plan of Reorganization.

Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan of Reorganization, the distributions, rights and treatment that are provided in the Plan of Reorganization shall be in full and final satisfaction, settlement, release and discharge, effective as of the Effective Date, of all Claims, Interests and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan of Reorganization on account of such Claims and Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Interest based upon such Claim, debt, right or Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such Claim, debt, right or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a Claim or Interest has accepted the Plan of Reorganization. Except as otherwise provided herein, any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed before or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in the Plan of Reorganization.

Injunction

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN OF REORGANIZATION, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN OF REORGANIZATION, ALL PERSONS WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS OR INTERESTS THAT HAVE BEEN RELEASED PURSUANT TO ARTICLE IX.B OR ARTICLE IX.C OF THE PLAN OF REORGANIZATION, DISCHARGED PURSUANT TO ARTICLE IX.E OF THE PLAN OF REORGANIZATION, OR ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE IX.D OF THE PLAN OF REORGANIZATION, ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE OR ORDER AGAINST SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH PERSONS OR THE PROPERTY OR ESTATES OF SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (4) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED OR DISCHARGED PURSUANT TO THE PLAN OF REORGANIZATION.

THE RIGHTS AFFORDED IN THE PLAN OF REORGANIZATION AND THE TREATMENT OF ALL CLAIMS AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING

ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTY OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE. ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THE DEBTORS’ ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS OR ANY ACT OR OMISSION, TRANSACTION OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

Temporary Injunction with Respect to Existing 2016 Notes Claims

To the extent such Claims are not otherwise released pursuant to Article IX.C of the Plan of Reorganization, the Confirmation Order approving the Plan of Reorganization shall act as a temporary injunction against the enforcement of any such default against the Debtors or any Non-Debtor Affiliate obligated under the Existing 2016 Notes. Holders of Existing 2016 Note Claims shall be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any Claim relating to the Existing 2016 Notes so long as the Debtors continue to provide or cause to be provided such treatment to holders of Existing 2016 Notes Claims as provided under the Plan of Reorganization. The temporary injunction will expire automatically if the Reorganized Debtors default under the Plan of Reorganization by failing to provide or cause to be provided such treatment to holders of Existing 2016 Notes Claims as provided under the Plan of Reorganization and fail to cure such default within 30 days after receipt by the Debtors of written notice of such default from the trustee(s) of the New Notes.

Term of Injunctions or Stays

Unless otherwise provided in the Plan of Reorganization or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan of Reorganization or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan of Reorganization or the Confirmation Order shall remain in full force and effect in accordance with their terms.

Release of Liens

Except as otherwise provided herein or in any contract, instrument, release or other agreement or document created pursuant to the Plan of Reorganization, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan of Reorganization and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title and interest of any holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to the Reorganized Debtors and their successors and assigns. For the avoidance of doubt, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged on the Effective Date without any further action of any party, including, but not limited to, further order of the Bankruptcy Court or filing updated schedules or statements typically filed pursuant to the Uniform Commercial Code.

Summary of Other Provisions of Plan of Reorganization

Modification and Amendments

Except as otherwise specifically provided herein and with the consent of RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, the Debtors reserve the right to modify the Plan of Reorganization as to material terms and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not re-solicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan of Reorganization, and with the consent of RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, the Debtors expressly reserve their rights to alter, amend or modify materially the Plan of Reorganization with respect to the Debtors one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend or modify the Plan of Reorganization or remedy any defect or omission, or reconcile any inconsistencies in the Plan of Reorganization, the Disclosure Statement or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan of Reorganization.

Effect of Confirmation on Modifications

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan of Reorganization occurring after the solicitation of the Plan of Reorganization are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or re-solicitation under Bankruptcy Rule 3019.

Revocation or Withdrawal of the Plan of Reorganization

The Debtors reserve the right to revoke or withdraw the Plan of Reorganization before the Effective Date. If the Debtors revoke or withdraw the Plan of Reorganization, or if Confirmation or Consummation does not occur, then: (1) the Plan of Reorganization shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan of Reorganization (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan of Reorganization, and any document or agreement executed pursuant to the Plan of Reorganization, shall be deemed null and void; and (3) nothing contained in the Plan of Reorganization shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of the Debtors or any other Person; or (c) constitute an admission, acknowledgement, offer or undertaking of any sort by the Debtors or any other Person.

Professional Compensation

Claims for Accrued Professional Compensation

Professionals or other Persons asserting a Claim for Accrued Professional Compensation for services rendered before the Effective Date must file and serve on the Debtors and such other Persons who are designated by the Bankruptcy Rules, the Confirmation Order, the Interim Compensation Order or other order of the Bankruptcy Court an application for final allowance of such Claim for Accrued Professional Compensation no later than 30 days after the Effective Date. Objections to any Claim for Accrued Professional Compensation must be filed and served on the Reorganized Debtors, the Creditors’ Committee, the Office of the U.S. Trustee and the requesting party no later than 50 days after the Effective Date.

Post- Effective Date Fees and Expenses

Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order or approval of the Bankruptcy Court.

Section 1125(e) of the Bankruptcy Code

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan of Reorganization in good faith and in compliance with the Bankruptcy Code and any applicable non-bankruptcy law, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Plan securities offered and sold under the Plan of Reorganization, and, therefore, will have no liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan of Reorganization or the offer, issuance, sale or purchase of the New Common Stock offered and sold under the Plan of Reorganization.

Feasibility of the Plan of Reorganization

The Bankruptcy Code requires that the Bankruptcy Court determine that confirmation of a plan of reorganization is not likely to be followed by liquidation or the need for further financial reorganization of the debtor(s). For purposes of showing that the Plan of Reorganization meet this feasibility standard, we have analyzed our ability, to meet the obligations under the the Plan of Reorganization and retain sufficient liquidity and capital resources to conduct business. We believe that with a deleveraged capital structure, we will be able to support the financial projections set forth in Appendix D to this Offering Memorandum and Disclosure Statement (the “Projections”).

Holders of Claims against and Interests in CEDC and CEDC FinCo (and CEDC FinCo LLC) are advised, however, that the Projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles. FURTHERMORE, CEDC’S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS HAVE NOT COMPILED, EXAMINED OR PERFORMED ANY OTHER PROCEDURES TO THE PROJECTIONS AND, ACCORDINGLY, DO NOT EXPRESS ANY OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO AND ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS.

In addition to the assumptions footnoted in the Projections themselves, the Projections also assume that (i) the Plan of Reorganization will be confirmed and consummated in accordance with its terms, (ii) there will be no material adverse change in legislation or regulations, or the administration thereof, including environmental legislation or, regulations, that will have an unexpected effect on the operations of the Reorganized Debtor(s), (iii) there will be no change in United States generally accepted accounting principles that will have a material effect on the reported financial results of the Reorganized Debtor(s), and (iv) there will be no material contingent or unliquidated litigation or indemnity claims applicable to the Reorganized Debtor(s). To the extent that the assumptions inherent in the Projections are based upon future business decisions and objectives, they are subject to change. In addition, although they are presented with numerical specificity and considered reasonable by us when taken as a whole, the assumptions and estimates underlying the Projections are subject to significant business, economic and competitive uncertainties and contingencies, many of which will be beyond the control of the Reorganized Debtor(s).

Accordingly, the Projections are only estimates that are necessarily speculative in nature. It can be expected that some or all of the assumptions in the Projections will not be realized, and that actual results will vary from the Projections, which variations may be material and are likely to increase over time. The Projections should therefore not be regarded as a representation by CEDC, CEDC FinCo or any other person that the results set forth in the Projections will be achieved. In light of the foregoing, readers are cautioned not to place undue reliance on the Projections. The Projections should be read together with the information in the sections of this Offering Memorandum and Disclosure Statement entitled “Risk Factors” and “The Plan of Reorganization—Risks Associated with Plan of Reorganization” which set forth important factors that could cause actual results to differ from those in the Projections.

We do not intend to update or otherwise revise the Projections, including any revisions to reflect events or circumstances existing or arising after the date of this Offering Memorandum and Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, we do not intend to update or revise the Projections to reflect changes in general economic or industry conditions. Whether actual results will conform to the Projections is subject to a number of risks and uncertainties, including:

•	general economic and business conditions;

•	our financial condition and liquidity and our high degree of leverage and significant debt service obligations;

•	our ability to consummate the Exchange Offers and improve our capital structure and realize the expected benefits of the Exchange Offers and the outcome of the Consent Solicitation;

•

the level of capital resources required for our operations and our ability to continue to access sources of liquidity necessary for our operations, including but not limited to bank loans, bank guarantees and factoring agreements;

•	our ability to obtain shareholder approval of certain matters relating to the Exchange Offers, including approval of the issuance of the New Common Stock being offered in the CEDC Exchange Offer;

•	the maturity of the Existing 2013 Notes on March 15, 2013 and the consequences of a failure to make that payment;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	adverse changes in the alcohol beverage industry;

•	the effects of supplier price fluctuations on our operations, including fluctuations in the price of raw materials we use;

•	conditions in global and local credit markets;

•	the financial condition of our customers;

•	reliance on single-source suppliers;

•	shifts in consumer preferences, including reductions in the consumption of alcoholic beverages;

•	termination or non-renewal of our import agreements;

•	our ability to execute key strategies;

•	our ability to realize expected cost-savings and synergies from operational efficiency initiatives;

•	actions by our competitors;

•	our ability to attract and retain agency brands;

•	our ability to attract and retain key personnel;

•	downgrades in, or lower than expected, credit ratings;

•	adverse weather conditions;

•	changes in tax rates in the countries in which we operate;

•	changes in interest rates;

•	changes in exchange rates;

•

changes in the legal and regulatory environment, in particular governmental policies and regulations in the key markets of Russia and Poland regarding consumption of alcohol, retail sales of alcohol or alcohol excise taxes and financing procedures; and

•	other matters discussed in this Offering Memorandum and Disclosure Statement generally.

Best Interests Test

Pursuant to section 1129(a)(7) of the Bankruptcy Code (often referred to as the “Best Interests Test”), each holder of an impaired claim or interest must either (a) accept the plan or (b) receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the value such non-accepting holder would receive or retain if the debtor’s assets were to be liquidated under Chapter 7 of the Bankruptcy Code on the effective date. In determining whether the Best Interests Test has been met, the dollar amount that would be generated from a hypothetical liquidation of the debtor’s assets in a Chapter 7 proceeding must be determined. Such amount then would be reduced by the costs and expenses of the liquidation. Prior to determining whether the Best Interests Test has been satisfied, available cash and the proceeds from the liquidation of the debtor’s assets would be applied to secured claims (to the extent of the value of the underlying collateral) and to satisfy administrative, priority tax and other priority claims, all of which are senior in priority to general unsecured claims, including any incremental administrative claims that may result from the termination of the debtor’s business and the liquidation of their assets. Any remaining cash would be available for distribution to general unsecured claims and stockholders in accordance with the distribution hierarchy established by section 726 of the Bankruptcy Code.

The liquidation analysis annexed to this Offering Memorandum and Disclosure Statement as Appendix D (“Liquidation Analysis”) was prepared by CEDC and CEDC FinCo with assistance from their financial advisors, and represents each of CEDC’s and CEDC FinCo’s best estimate of the cash proceeds, net of liquidation related costs, which would be available for distribution to the holders of claims and equity interests if each were to be liquidated in Chapter 7 cases that do not preserve the going concern value of their estates. Underlying the Liquidation Analysis are a number of estimates and assumptions regarding liquidation proceeds that, although developed and considered reasonable by the Debtors and their professionals, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors and their management.

THE INFORMATION SET FORTH IN THE LIQUIDATION ANALYSIS IS PRELIMINARY AND IS SUBJECT TO MODIFICATION AND SUPPLEMENTATION BY THE DEBTORS AT ANY TIME UP TO THE CONFIRMATION HEARING. THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF CEDC, CEDC FINCO AND CEDC FINCO LLC WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION UNDER CHAPTER 7, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE ESTIMATED HERE.

The Liquidation Analysis is premised upon a number of estimates and assumptions that, although developed and considered reasonable by CEDC, CEDC FinCo, CEDC FinCo LLC and their financial advisors, are inherently subject to significant business, economic and competitive uncertainties and contingencies that are beyond the control of the CEDC, CEDC FinCo, CEDC FinCo LLC and their management. Accordingly, there can be no assurance that the estimated values reflected in the Liquidation Analysis would be realized if CEDC’s, CEDC FinCo’s and CEDC FinCo LLC’s estates were, in fact, to undergo a liquidation under Chapter 7. In addition, any such liquidation would take place under future circumstances that cannot be predicted with certainty. Accordingly, although the analysis that follows is necessarily presented with numerical specificity, if CEDC’s, CEDC FinCo’s and CEDC FinCo LLC’s estates were in fact liquidated as described herein, the actual liquidation proceeds could vary significantly from the amounts set forth in the Liquidation Analysis. Such actual liquidation proceeds could be materially higher or lower than the amounts set forth herein, and no representation or warranty can be or is being made with respect to the actual proceeds that would be generated from a liquidation of CEDC, CEDC FinCo and CEDC FinCo LLC under Chapter 7 of the Bankruptcy Code.

Asset values used in the Liquidation Analysis reflect the audited book values of CEDC’s, CEDC FinCo’s and CEDC LLC’s assets as of September 30, 2012. Estimates of hypothetical liquidation values were determined primarily by assessing classes of assets at percentage discounts to book value, as opposed to appraising specific assets. Neither CEDC nor CEDC FinCo retained third party experts to value individual assets in preparing the Liquidation Analysis.

CEDC, CEDC FinCo and CEDC FinCo LLC are holding companies that have no business operations and generate only limited revenues through the receipt of dividends and extension of intercompany loans. These holding companies depend on the local business units (“Operating Subsidiaries”), including RAG, CEDC International Sp. z.o.o and the Whitehall, to generate revenue and pay debt service. As a result, any liquidation of CEDC, CEDC FinCo and CEDC FinCo LLC for value would necessitate a liquidation of the Operating Subsidiaries. The Liquidation Analysis assumes that the Operating Subsidiaries would be forced to cease substantially all operations almost immediately upon conversion of CEDC’s, CEDC FinCo’s and CEDC FinCo LLC’s Chapter 11 Cases to Chapter 7 cases. Further, it assumes that commencing liquidation proceedings in multiple jurisdictions would require the Operating Subsidiaries to hire numerous liquidators and counsel and incur substantial related expenses. The likely consequences of the conversion to Chapter 7 include the following:

The liquidating Operating Subsidiaries’ workforce consists of employees (specifically their sales force) who will likely be able to gain employment elsewhere in a relatively short timeframe (particularly given the relatively strong job market in jurisdictions such as Russia). With the Operating Subsidiaries facing certain liquidation, those employees are therefore likely to quickly leave the Operating Subsidiaries, which would not only make an orderly wind down significantly more problematic but also render difficult the possibility of continuing operations in an effort to complete a going concern sale. The inability to retain employees for a transitional period would be further complicated by concerns over the Operating Subsidiaries’ ability to fund ongoing payroll obligations. In such circumstances, the Operating Subsidiaries may incur substantial severance and related costs. For the purposes of this analysis, only a portion of the severance and related costs have been included. To the extent that severance and other related costs and additional wages paid as a means of retaining certain employees in facilitating an orderly liquidation are incurred, the wind down costs could rise significantly. This would further reduce the expected recovery levels from the Operating Subsidiaries.

Substantially all of Operating Subsidiaries’ revenues are derived from the sale of spirits. Customers have the ability to shift their purchases from the Operating Subsidiaries’ brands and products to competing brands and/or other mediums. It is highly unlikely that a liquidator could maintain many, if any, of the Operating Subsidiaries’ customers for any meaningful period of time upon the commencement of the wind down. The current inventory would effectively be sold at a discount to market rates. Liquidating inventory would be further complicated by a likely loss of CEDC’s licenses to sell spirits. Such licenses could be revoked upon an announcement of a liquidation and would therefore prohibit the Operating Subsidiaries from continued sales in both Poland and Russia. The loss of such licenses has not been factored into the Liquidation Analysis and therefore represents a substantial downside scenario to these figures.

In addition to inventory, outstanding receivables would be difficult to collect in full. Although the liquidator would retain certain existing employees of CEDC to run a collection effort for the existing accounts receivable, such collection efforts would be significantly less effective than compared to an ongoing business situation. However, there are few levers to obtain these receivables.

The majority of the Operating Subsidiaries’ property, plant and equipment (“PP&E”) consists of depreciated production facilities and warehouses. The Operating Subsidiaries lease substantially all of their office space and warehouses. These assets have limited value in the secondary market and it is unlikely that any meaningful value would be realized from the liquidation of such assets.

A substantial portion of the Operating Subsidiaries’ assets are intangible and are in the form of brand names and trademarks. While the value of these assets would be compromised in a liquidation scenario, some value would likely be realized from such a sale.

All asset proceeds and creditor recoveries are shown at nominal amounts and the Liquidation Analysis does not consider the discounting of values over time. The discounting of values would result in lower recoveries to creditors than presented in the Liquidation Analysis.

We believe that the Plan of Reorganization meets the Best Interests Test. We believe that the members of each of (i) Impaired Classes 8 and 9 will receive the same or greater distribution under the Plan of Reorganization as in a liquidation (i.e., zero or, in the case of holders of Existing Common Stock, potentially 5% of New Common Stock) and (ii) Impaired Classes 2, 3, and 5 will receive more under the Plan of Reorganization than they would receive in a liquidation (provided that, if the class of claims constituting the Existing 2013 Notes and the RTL Notes under the Plan of Reorganization does not vote to accept the Plan of Reorganization in sufficient number and amount to constitute an accepting class under section 1126(c) of the Bankruptcy Code, then holders of Existing 2013 Notes and the RTL Notes will receive or retain no property under the Plan of Reorganization and, therefore, receive the same under the Plan of Reorganization as in a liquidation (i.e., zero)).

Although we believe that the Plan of Reorganization meets the Best Interests Test, there can be no assurance that the Bankruptcy Court will determine that the Plan of Reorganization meet this test. Notwithstanding the foregoing, we believe that any liquidation analysis with respect to CEDC, CEDC FinCo and CEDC FinCo LLC, as applicable, is inherently speculative. The Liquidation Analysis necessarily contains estimates of the net proceeds that would be received from a forced sale of assets or business units, as well as the amount of Claims that will ultimately become Allowed Claims. The estimate of the amount of Allowed Claims set forth in the liquidation analysis should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims.

Valuation of CEDC

Houlihan Lokey, our investment banker, has determined the estimated range of enterprise value of CEDC, excluding cash on hand, to be approximately $840.0 million to $1,050.0 million (with a mid-point estimate of approximately $945.0 million) as of an assumed valuation date of January 1, 2013. This estimate is based on a number of assumptions, including a successful reorganization of our business and finances in a timely manner, the implementation of CEDC’s business plan and the achievement of Projections reflected therein, the continuing leadership of the existing senior management team of CEDC following consummation of the Plan of Reorganization or Exchange Offers contemplated in this Offering Memorandum, the general financial and market conditions will not differ materially from those conditions prevailing as of the date of this Offering Memorandum or through the projection period, projected foreign exchange rates utilized in the Projections, the Plan of Reorganization becoming effective in accordance with the estimates and other assumptions discussed herein. The valuation is supported by the analysis (the “Valuation Analysis”) attached hereto as Appendix F and will be further supported by the presentation at the Confirmation Hearing. The valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Common Stock. Such securities may trade at substantially lower or higher prices because of a number of factors. The trading prices of securities issued under a plan of reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.

Alternatives to Confirmation and Consummation of the Plans of Reorganization

Absent consummation of the Exchange Offers, we believe that the Plan of Reorganization afford holders of Claims the potential for the greatest recovery and, therefore, is in the best interests of such holders. If, however, the requisite acceptances are not received, or the Plan of Reorganization is not confirmed and consummated, the theoretical alternatives include: (i) formulation of an alternative plan of reorganization or (ii) liquidation of CEDC and CEDC FinCo under Chapter 7 or Chapter 11 of the Bankruptcy Code.

Alternative Plan of Reorganization

If the requisite acceptances are not received or if the Plan of Reorganization is not confirmed, CEDC and its subsidiaries may file Chapter 11 petitions and attempt to formulate and propose a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Company’s businesses or an orderly liquidation of assets. The Company’s businesses could suffer from increased costs, erosion of customer confidence and liquidity difficulties if they remained debtor in possession during a lengthy Chapter 11 process while trying to negotiate a plan of reorganization.

We believe that the Plan of Reorganization enable creditors to realize the greatest possible value under the circumstances and that, compared to any later alternative plan of reorganization, the Plan of Reorganization have the greatest chance to be confirmed and consummated.

Liquidation Under Chapter 7 or Chapter 11

If no plan is confirmed, CEDC and its subsidiaries may be forced to liquidate under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the Company’s assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. CEDC believes that in a liquidation under Chapter 7, before creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the Estate(s). The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation.

We believe that a failure to restructure CEDC’s, CEDC FinCo’s and CEDC FinCo LLC’s debt obligations pursuant to the Exchange Offers and/or the Plan of Reorganization, as applicable, would jeopardize our operating subsidiaries. Such scenario could result in a liquidation of CEDC and CEDC FinCo (and CEDC FinCo LLC) under either Chapter 7 or Chapter 11 of the Bankruptcy Code. We believe that such a scenario could lead to insolvency proceedings in non-U.S. jurisdictions by our operating subsidiaries, which would result in a rapid deterioration of our assets and businesses.

We believe that any alternative liquidation under Chapter 7 or Chapter 11 is a much less attractive alternative to creditors than the Plan of Reorganization because of the greater return we believe is provided to creditors under the Plan of Reorganization.

PROCEDURES FOR VOTING ON THE PLAN OF REORGANIZATION

This Offering Memorandum and Disclosure Statement is being transmitted to holders of Claims in Classes 2, 3, and 5 of the Plan of Reorganization. ALL SUCH HOLDERS ARE ENCOURAGED TO READ THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN OF REORGANIZATION. This Offering Memorandum and Disclosure Statement contains important information about the Plan of Reorganization and considerations pertinent to acceptance or rejection of the Plan of Reorganization.

THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS THE ONLY DOCUMENT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN OF REORGANIZATION. No solicitation of votes may be made except after distribution of this Offering Memorandum and Disclosure Statement, and no person has been authorized to distribute any information concerning CEDC or CEDC FinCo other than the information contained herein.

CERTAIN OF THE INFORMATION CONTAINED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS, AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS. Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Offering Memorandum and Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Offering Memorandum and Disclosure Statement. CEDC does not intend to update the Projections; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, CEDC does not anticipate that any amendments or supplements to this Offering Memorandum and Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Offering Memorandum and Disclosure Statement will not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

By providing instructions to be included on a Master Ballot, each holder of Existing 2016 Notes Claims in Class 2 and each holder of Existing 2013 Notes Claims in Class 5 of the Plan of Reorganization will be confirming that (i) such holder or legal and financial advisors acting on its behalf has had the opportunity to ask questions of, and receive answers from, CEDC and CEDC FinCo (and CEDC FinCo LLC), as applicable, concerning the terms of the Plan of Reorganization, the business of CEDC and CEDC FinCo (and CEDC FinCo LLC), as applicable, and other related matters, (ii) CEDC and CEDC FinCo (and CEDC FinCo LLC), as applicable have made available to such holder or its agents all documents and information relating to the Plan of Reorganization and related matters reasonably requested by or on behalf of such holder and (iii) except for information provided by CEDC and CEDC FinCo, as applicable, in writing, and by its own agents, such holder has not relied on any statements made or other information received from any person with respect to the Plan of Reorganization.

By providing instructions to be included on a Master Ballot, each holder of Claims in Class 2 Existing 2016 Notes Claims and each holder of Existing 2013 Notes Claims in Class 5 of the Plan of Reorganization also acknowledges that the interests being offered pursuant to the Plan of Reorganization are not being offered pursuant to a registration statement filed with the SEC and represents that any such securities will be acquired for its own account and not with a view to any distribution of such interests in violation of the Securities Act. It is expected that if issued pursuant to the Plan of Reorganization such interests will be exempt from the registration requirements of the Securities Act by virtue of Section 1145 of the Bankruptcy Code and may be resold by the holders thereof subject to the provisions of such Section 1145.

By providing instructions to their nominees holding their Existing 2013 Notes, Beneficial Holders of Existing 2013 Notes are directing that their nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

By providing instructions to their nominees holding their 9.125% Existing 2016 Notes Beneficial Holders of 9.125% Existing 2016 Notes are directing that their nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s election with respect to the cash option and the New Notes option and such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

By providing instructions to their nominees, holders of 8.875% Existing 2016 Notes are directing their custodian to deliver their acceptances of the Plan of Reorganization (including such holder’s election with respect to the cash option and the New Notes option and such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

Holders of Existing Notes voting to accept the Plan of Reorganization shall and shall be deemed to, by so voting, indicate their consent to the relief sought by CEDC, CEDC FinCo and CEDC FinCo LLC (as applicable) pursuant to the First Day Motions.

Holders of Existing 2016 Notes voting to accept the Plan of Reorganization must deliver their Consent to the Covenant Amendments, the Bankruptcy Waiver Amendments and the Collateral Guarantee Amendments and effectuation of the Supplemental Indenture pursuant to the Plan of Reorganization.

See “Procedures for Tendering Existing 2013 Notes and 9.125% Existing 2016 Notes (together, the “Dollar Notes”) and 8.875% Existing 2016 Notes, Consenting to the Proposed Amendments, and Voting on Plan of Reorganization; Applicable Deadlines” for a detailed description of the processes and procedures for participating in the Exchange Offers and voting on the Plan of Reorganization.

Waivers of Defects, Irregularities, Etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of Letters of Transmittal/Ballots or Master Ballots will be determined by CEDC, CEDC FinCo or CEDC FinCo LLC, in their sole discretion, which determination will be final and binding. As indicated above under “The Exchange Offers and Consent Solicitation—Withdrawal Rights”, effective withdrawals of Ballots must be delivered to the Information Agent and the Exchange Agent prior to the Expiration Time or Consent Time, as applicable. We reserve the absolute right to contest the validity of any such withdrawal. We also reserve the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of CEDC, CEDC FinCo or CEDC FinCo LLC, as applicable, or their counsel, be unlawful. We further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot.

The interpretation (including the Ballot and the respective instructions thereto) by CEDC, CEDC FinCo or CEDC FinCo LLC, as applicable, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as CEDC, CEDC FinCo or CEDC FinCo LLC (or the Bankruptcy Court) determine. Neither CEDC, CEDC FinCo nor CEDC FinCo LLC, as applicable, nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

Further Information; Additional Copies

If you have any questions or require further information about the voting procedure for voting your Claim or about the packet of material you received, please contact the Information Agent and Voting Agent at (800) 878-1684 (toll free North America) or (614) 763-6110 (direct-dial toll international). If you wish to obtain an additional copy of the Plan of Reorganization, the Offering Memorandum and Disclosure Statement, or any exhibits or appendices to such documents (at your own expense, unless otherwise specifically required by Bankruptcy Rule 3017(d)), please contact the Information Agent and Voting Agent toll free at (800) 878-1684 (toll free North America) or (614) 763-6110 (direct-dial toll international), whose contact information is set forth on the back cover of this Offering Memorandum and Disclosure Statement.

COMPARISON OF THE EXISTING 2016 NOTES VERSUS THE NEW SECURED NOTES

Certain material differences between the Existing 2016 Notes and the New Secured Notes are illustrated in the table below. Except as described below, and for certain changes to accommodate the issuance of the New Convertible Secured Notes the terms of the New Secured Notes are similar to the terms of the Existing 2016 Notes. The table below is qualified in its entirety by the information contained elsewhere in this Offering Memorandum and Disclosure Statement and the documents governing the Existing 2016 Notes. For a detailed description of the New Secured Notes, see “Description of the New Secured Notes”. For a more detailed description of the Existing 2016 Notes, see the Confidential Offering Memorandum, dated November 24, 2009, copies of which are available from the Exchange Agent upon request. Capitalized terms below have the meanings ascribed thereto under “Description of the New Secured Notes.”

	Existing 2016 Notes	New Secured Notes
Basic Terms (principal amount, currency denomination and interest rate)	• $380 million of 9.125% Senior Secured Notes due 2016; and • €430 million of 8.875% Senior Secured Notes due 2016

•   An aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes.

Minimum Denominations	• €50,000 or $100,000, as applicable	• $2,000

Maturity Date	• December 1, 2016	• April 30, 2018

Interest Payment Date	• semi-annually on June 1 and December 1	• semi-annually on April 30 and October 31

First Coupon Date	• June 1, 2011	• October 31, 2013

Collateral

•   Stock and asset pledges of certain subsidiaries, including pledges of certain intercompany loans and bank accounts above $5 million; includes pledges of shares and assets of Copecresto Subsidiaries, but excludes pledges over and shares or assets of Whitehall Subsidiaries

•   Stock and asset pledges of certain subsidiaries, including pledges of certain intercompany loans and bank accounts above $10 million; includes pledges of shares of Whitehall Subsidiaries, but excludes pledges over and shares and assets of Copecresto Subsidiaries

The Whitehall Subsidiaries represented 6.4% of EBITDA of the Parent and its Restricted Subsidiaries for the nine months ended September 30, 2012.

Guarantors	• CEDC and certain subsidiary guarantors including the Copecresto Subsidiaries	• CEDC and the same subsidiary guarantors that guarantee the Existing 2016 Notes, but excluding the Copecresto Subsidiaries

	Existing 2016 Notes	New Secured Notes

The Copecresto Subsidiaries represented 3.3% of EBITDA of the Parent and its Restricted Subsidiaries for the nine months ended September 30, 2012.

Optional Redemption	• Redemption at make-whole premium prior to December 31, 2013, and then redeemable at redemption prices starting at 104.438% from December 1, 2013 and declining annually thereafter	• Redemption at redemption prices equal to 104% (declining over time to 101%) of principal amount plus accrued and unpaid interest

•    Prior to December 1, 2103, “equity claw” redemption for up to 35% of outstanding Existing 2016 Notes using the proceeds of certain equity offerings at redemption price equal to 108.75% for 8.875% Existing 2016 Notes and 109.25% for 9.125% Existing 2016 Notes

• No equivalent provision

Covenants

Asset Sales

Use of Proceeds	• No equivalent provisions.	• Net proceeds from an Asset Sale must be used to redeem the New Secured Notes.

Restricted Payments

Build up	• Restricted Payment “build up” starts October 1, 2009 (beginning of quarter in which Existing 2016 Notes were issued)	• Restricted Payment “build up” starts at the beginning of the quarter in which New Secured Notes will be issued; can only be used if leverage 2:1 test met

Basket for redemptions of Equity Interests from officers, directors or employees	• Up to $3 million in any 12-month period; not more than $6 million in the aggregate	• Up to $3 million in each 12-month period from the issue date with unused amounts carried over to the next 12-month period

Indebtedness

Ratio Debt	• 2:1 Fixed Charge Coverage Ratio	• 2:1 Fixed Charge Coverage Ratio • 4:1 Consolidated Leverage Ratio

Credit Facility Basket	• Non-guarantor debt cap of $25 million • Credit Facility basket is reduced by the amount of the Net Proceeds of Asset Sales applied to repay indebtedness under credit facilities	• Non-guarantor debt cap of $50 million • No reduction in size of Credit Facility basket in connection with Asset Sales

	Existing 2016 Notes	New Secured Notes

	• Borrowing Base is 35% of the sum of (i) net book value of accounts receivable and (ii) Inventory	• Borrowing Base is 50% of the sum of (i) net book value of accounts receivable and (ii) Inventory

Acquired Debt	• Permitted if within $50 million basket or 2:1 Fixed Charge Coverage Ratio is met	• Permitted if within $50 million basket or 2:1 Fixed Charge Coverage Ratio is met or improves

Liens	• Covenant prohibits any Liens (on assets other than Collateral) other than Permitted Liens	• Covenant prohibits any Liens (on assets other than Collateral) securing Indebtedness other than Permitted Liens

Merger Covenant

Parent/Issuer Merger	• Among conditions to merger of the Parent is that 2:1 Fixed Charge Coverage Ratio be met on pro forma basis	• Among conditions to merger of the Parent is that 2:1 Fixed Charge Coverage Ratio be met or improve on pro forma basis

Subsidiary Guarantor Merger	• Surviving person/transferee must be organized in US or European Union	• No limit of jurisdiction of organization of surviving person/transferee for most guarantors

Transactions with Affiliates	• No de minimis exception	• De minimis exception for transactions with a value less than $2.5 million

Additional Security and Guarantees	• Fairness opinion required at $140 million • Significant Subsidiary must become Guarantor

•    Fairness opinion required at $120 million

•    Significant Subsidiary must become Guarantor, but this requirement does not apply to Copecresto Subsidiaries, unless necessary to meet the 85% Guarantor EBITDA requirement

Definitions (not covered above)

“Change of Control”	• Acquisitions of voting stock (more than 50%) or assets by William Carey or Related Parties is not a Change of Control	• Acquisitions of voting stock (more than 50%) by Roust Trading Ltd. or Related Parties is not a Change of Control

“Consolidated Net Income”	• No equivalent clauses

•    Excludes certain losses and expenses relating to restructuring or bankruptcy proceedings, including the Exchange Offers, the Plan of Reorganization or any alternative plan of reorganization, non-cash equity compensation charge or expense, and any capitalized interest

	Existing 2016 Notes	New Secured Notes

	•	on Subordinated Shareholder Funding

“Indebtedness”	• No equivalent provision	• Excludes Subordinated Shareholder Funding

“Permitted Investments”	• Exception for loans to employees up to $1 million outstanding	• Exception for loans to management up to $2.5 million outstanding

“Permitted Liens”	• No equivalent provision	• Includes Liens on shares or assets of certain Copecresto Subsidiaries securing local lines of credit or working capital facilities

“Permitted Refinancing Indebtedness”	• Permitted Refinancing Indebtedness must have a final maturity date later than the debt being refinanced and a Weighted Average Life to Maturity a equal to or greater than the debt being refinanced	• The limitation on maturity and Weighted Average Life to Maturity only applies when the debt being refinanced is contractually subordinated to the New Secured Notes

DESCRIPTION OF NEW SECURED NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Issuer” refers only to CEDC Finance Corporation International, Inc., a Delaware corporation, and not to any other entity.

The Issuer will issue U.S. dollar-denominated senior secured notes (the “Notes”) under an indenture (the “Indenture”) among, inter alios, itself, Central European Distribution Corporation, a Delaware corporation, as guarantor (the “Parent”), the other Guarantors, U.S. Bank National Association as trustee (the “Trustee”), TMF Trustee Limited, as security agent (the “Security Agent”), Deutsche Bank AG, London Branch, as Polish Security Agent (as defined below), and Deutsche Bank Trust Company Americas, as principal paying agent, transfer agent and registrar, in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.”

The following description is a summary of the material provisions of the Notes, the Guarantees, the Indenture and the Security Documents. It does not restate those agreements in their entirety. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We urge you to read the Indenture (including the form of Notes and the form of Guarantees attached to the Indenture) and the Security Documents because they, and not this description, define your rights as Holders (as defined below) of the Notes. Copies are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Listing of the Notes

We intend to apply to admit the Notes to the Official List and to trading on the Global Exchange Market of the Irish Stock Exchange.

Brief Description of the Issuer, the Notes and the Guarantees

The Notes

The Issuer:

•

is a special-purpose financing vehicle established to issue the 9.125% Senior Secured Notes due 2016 and the 8.875% Senior Secured Notes due December 1, 2016 (together, the “Existing Notes”), the Notes and the New Convertible Secured Notes; and

•	has no operating activities other than acting as issuer of the Existing Notes, the Notes and the New Convertible Secured Notes and lending the proceeds of the sale thereof.

The Issuer’s only material assets are the Intercompany Loans. The Issuer will be entirely dependent upon payments by the Intercompany Borrowers on the Intercompany Loans to make payments on the Notes.

The Notes will:

•	be senior obligations of the Issuer;

•

rank pari passu in right of payment to all existing and future senior Indebtedness of the Issuer, including any Existing Notes not tendered in the Exchange Offers and the New Convertible Secured Notes;

•	be senior in right of payment to all existing and future Indebtedness of the Issuer that is expressly subordinated to the Notes;

•	be guaranteed by each Guarantor on a senior basis; and

•	be secured as described below under the caption entitled “—Security.”

The Guarantees

The Notes will be guaranteed by the Parent and the other Guarantors.

The guarantees (each a “Guarantee”) of the Notes by each Guarantor will:

•	be a senior obligation of that Guarantor;

•

rank pari passu in right of payment to all existing and future senior Indebtedness of that Guarantor including the Existing Guarantees to the extent of any Existing Notes that are not tendered in the CEDC FinCo Exchange Offer and including the New Convertible Secured Notes Guarantees;

•	be senior in right of payment to all existing and future Indebtedness of that Guarantor that is expressly subordinated to the Guarantee; and

•	be secured as described below under the caption entitled “—Security.”

As of September 30, 2012, after giving pro forma effect to the settlement of the Exchange Offer and assuming that all holders of Existing Notes tender their notes in the Exchange Offers:

•

the Parent would have had approximately $783.2 million of Indebtedness, of which $728.4 million would have been secured Indebtedness and $200 million would be indebtedness represented by the New Convertible Secured Notes;

•	the Subsidiary Guarantors would have had approximately $744.7 million of Indebtedness, of which $689.9 million would have been secured Indebtedness;

•	the Issuer would have no Indebtedness other than the Notes; and

•	our Restricted Subsidiaries that are not Subsidiary Guarantors would have had $38.5 million of debt outstanding.

Not all of the Parent’s Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of and for the nine months ended September 30, 2012, the Parent and the other Guarantors on the issue date of the Notes would have accounted for 89.5% of the sales of the Parent and its Restricted Subsidiaries, 90.4% of EBITDA of the Parent and its Restricted Subsidiaries and 86.9% of assets of the Parent and its Restricted Subsidiaries.

The Guarantors of the Notes will consist of the Parent and each subsidiary of the Parent that guarantees the Existing Notes, except that Copecresto Enterprises Limited, Lugano Holding Limited, OOO Parliament Distribution, OOO Parliament Production, ISF GmbH (under liquidation) and Ardy Investments Limited (together, the “Copecresto Subsidiaries”), which together represented 3.3% of EBITDA of the Parent and its Restricted Subsidiaries for the nine months ended September 30, 2012, and which guarantee the Existing Notes will not be Guarantors of the Notes.

As of the Issue Date, all of the Parent’s Subsidiaries, including the Issuer, will be “Restricted Subsidiaries”. However, under the circumstances described below under the subheading “—Certain Definitions—Unrestricted Subsidiaries”, the Parent will be permitted to designate certain of its Subsidiaries, other than the Issuer, as “Unrestricted Subsidiaries”. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture.

The Intercompany Loans

After the consummation of the CEDC FinCo Exchange Offer, it is expected that a portion of the existing intercompany loans that secure the Existing Notes will be cancelled and/or exchanged for equity of the applicable intercompany borrower, such that the aggregate principal amount of the Intercompany Loans will reflect the aggregate principal amount of the Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer. It is expected that the terms of the Intercompany Loans (e.g., interest rate and maturity) will reflect those of the Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer.

Principal, Maturity and Interest

The Issuer will issue an aggregate principal amount of Notes in this offering equal to (x) $450 million plus (y) an amount equal to the interest accrued but unpaid for the period from March 16, 2013 to the earlier of (i) June 1, 2013 and (ii) the date preceding the Issue Date, with respect to the Existing Notes not tendered or not accepted for cash payment in the CEDC FinCo Exchange Offer. The Issuer may issue additional Notes (“Additional Notes”) from time to time after this offering. Any issuance of Additional Notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preference Stock.” The Notes and Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture. The Issuer will issue Notes in denominations of $2,000 principal amount and integral multiples of $1,000 above $2,000. The Notes will mature on April 30, 2018.

Interest on the Notes will accrue from (and including) the earlier of (x) the Issue Date and (y) June 1, 2013 (the “Interest Accrual Date”). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest on the Notes will accrue at the rates per annum and for the periods indicated in the table below:

Period	Interest Rate
From Interest Accrual Date to but excluding April 30, 2014	8.00%
From May 1, 2014 to but excluding April 30, 2015	9.00%
From May 1, 2015 and thereafter	10.00%

Interest on the Notes will be payable semi-annually in arrears on April 30 and October 31, commencing on October 31, 2013. The Issuer will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.

If the due date for any payment in respect of any Note is not a business day at the place in which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding business day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

Methods of Receiving Payments on the Notes

Principal of, premium and interest on Notes held in global form will be payable at the corporate office of the Principal Paying Agent (as defined below). The Principal Paying Agent will, in turn, make such payments to the U.S. Paying Agent for further credit to DTC, which will in turn distribute such payments in accordance with its procedures. See “Book Entry; Delivery and Form—Payments on Global Notes.”

If any definitive registered Notes are issued in the future, principal of, or premium and interest on any such definitive registered Notes will be payable at the office of one or more Paying Agents (as defined below) in New York as maintained for such purposes. In addition, interest on definitive registered notes may be paid by check mailed to the Person entitled thereto as shown on the register for definitive registered notes.

Paying Agent, Registrar and Transfer Agents for the Notes

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in the City of New York (the “Principal Paying Agent”). Also, if for so long as the Notes are listed on the Global Exchange Market of the Irish Stock Exchange and its rules so require, then we will maintain a paying agent in Dublin. The rules of the Irish Stock Exchange currently do not require a paying agent in Ireland. The initial Paying Agent will be Deutsche Bank Trust Company Americas, as Principal Paying Agent.

The Issuer will also maintain a registrar (the “Registrar”) with offices in the City of New York and a transfer agent in the City of New York. The Registrar and transfer agent will be Deutsche Bank Trust Company Americas in New York. The Registrar and the transfer agent in New York will maintain a register reflecting ownership of any definitive registered Notes outstanding from time to time and will make payments on and facilitate transfer of definitive registered Notes on the behalf of the Issuer.

Upon notice to the Trustee, the Issuer may change the Paying Agents, the Registrar or the transfer agents without prior notice to the Holders; provided, however, that in no event shall the Issuer appoint a Principal Paying Agent in any European Union Member State where the Principal Paying Agent would be obligated to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Principal Paying Agent would be so obligated in each of the other European Union Member States if it were located in that European Union Member State.

Additional Guarantees

The Parent may from time to time designate a Restricted Subsidiary as an additional guarantor of the Notes (an “Additional Guarantor”) by causing it to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will become a Guarantor.

Any Additional Guarantee shall be issued on substantially the same terms as the Guarantees. For purposes of the Indenture and this “Description of the Notes”, references to the Guarantees include references to any Additional Guarantees and references to the Guarantors include references to any Additional Guarantors.

Release of the Guarantees

The Indenture will provide that a Guarantee shall be released automatically and without further action on the part of any Holder of the Notes or the Trustee:

1.	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or other business combination) to a Person that is not (either before or after giving effect to such transaction) the Issuer, the Parent or a Restricted Subsidiary of the Parent, if the sale or other disposition complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders Change of Control—Asset Sales” (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

2.	in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer, the Parent or a Restricted Subsidiary of the Parent, following which such Guarantor is no longer a Restricted Subsidiary, if the sale or other disposition complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders Change of Control—Asset Sale” (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

3.	if the Parent designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

4.	in accordance with the Security Documents and the Intercreditor Agreement (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

5.	upon legal defeasance or satisfaction and discharge of the Notes in accordance with the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

The Trustee is authorized, without the consent of any Holder, to take all necessary actions (including directing the Security Agents) to effectuate any release in accordance with these provisions. At the request and expense of the Issuer, the Parent or any Subsidiary of the Parent, the Trustee and the Security Agents will at the Issuer’s cost execute and deliver any document reasonably requested to evidence such release and discharge.

Security

Security Agent

Deutsche Bank AG, London Branch and TMF Trustee Limited are expected to act as security agents (the “Security Agents”) under the Security Documents and the Indenture until such time, if any, that a new Security Agent is appointed under the provisions of the Security Documents. Deutsche Bank AG, London Branch (the “Polish Security Agent”) shall only act as Security Agent in respect of the collateral identified under “—Security—Poland” below.

Security

The collateral that will secure the Notes will consist of the same assets that secure the Existing Notes except that (i) the shares and assets of the Copecresto Subsidiaries, which secure the Existing Notes, will not secure the Notes and (ii) the shares of the Whitehall Subsidiaries, which do not secure the Existing Notes, will secure the Notes.

The Notes and the Guarantees will be secured by first-priority Liens as follows:

Poland

•	pledges of shares in the CEDC International Sp. z.o.o. (“CEDC International”) and PWW sp. z.o.o;

•	pledges of rights under each Specified Bank Account of CEDC International;

•	mortgages over real property and fixtures of CEDC International production plants; and

•	security over certain intellectual property rights owned by CEDC International (related to the Soplica brand and registered in Poland and the European Union).

Hungary

•	registered business quota pledge over the Hungarian Guarantor.
Cyprus

•	registered pledges of shares in all of the Cyprus Guarantors, WHL Holdings Limited, Tisifoni Wines & Spirits Limited and Global Wines & Spirits Limited;

•	assignments of rights under each Specified Bank Account of the Cyprus Guarantors; and

•	assignment of the RAG On-Loans.

Luxembourg

•	pledges of shares in all of the Luxembourg Guarantors; and

•	pledges of each Specified Bank Account of the Luxembourg Guarantors.

Russia

•

registered pledge of shares (or participatory interests) in all of the Russian Guarantors (other than the Russian Alcohol Guarantors), OOO Whitehall-Center, OOO WH Import Company, OOO Whitehall Severo-Zapad, OOO Whitehall-Saint Petersburg and OOO WH Rostov-or-Don; and

•

assignments of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of Russian Guarantors (other than the Russian Alcohol Guarantors).

US

•	pledge of 100% of the capital stock of the Issuer and the US Guarantors (other than the Parent);

•	assignments of rights under each Specified Bank Account of the Issuer and any US Guarantor; and

•	pledges of the Intercompany Loans made by the Issuer.

Isle of Man

•	pledge of shares in Dancraig Wine & Spirits Trading Limited.

The RAG On-Loans which secure the Notes and the Guarantees will, in turn, be secured by:

•	registered pledges of shares (or participatory interests) in all of the Russian Alcohol Guarantors;

•	assignments of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of Russian Alcohol Guarantors; and

•

mortgages over real property, land rights and fixtures (to the extent qualified as real property under Russian law) of the Russian Alcohol Group’s Siberian Distillery and First Kupazhniy Factory (together, the “Russian Alcohol Security”).

The Collateral that will secure the Notes will also secure the New Convertible Secured Notes. See “—Intercreditor Agreement and Additional Intercreditor Agreements.”

Certain of the security to be granted for the benefit of the Notes will not be delivered on the Issue Date. The Parent has agreed to use its reasonable efforts to deliver certain security within set timeframes on a reasonable efforts basis as set out in the covenant under the caption “—Delivery of Security and Guarantees”, subject to completion of corporate and registration proceedings and any perfection requirements under applicable law, including filing requirements. The enforcement of the security is subject to certain risks under local law.

Any acquisition of direct or indirect control over Russian Alcohol for fixed assets of Russian Alcohol, or any entity which controls Russian Alcohol by way of an enforcement action, including any enforcement action with respect to the Golden Share, would require the prior consent from the FAS in Russia, the Antimonopoly Committee of the Ukraine and any other relevant jurisdiction requiring such approval. There is no assurance such approval would be obtained.

The terms of certain existing agreements governing Indebtedness may restrict the ability to provide security over certain Specified Bank Accounts. The Parent has agreed to use reasonable best efforts to obtain the relevant consents to allow such security to be granted as set out in the covenant under the caption “—Delivery of Security and Guarantees.” The Parent does not anticipate that such agreements will prevent it from providing security over any material amount of the Specified Bank Accounts.

In addition, certain of the Russian, Polish, Hungarian, Cypriot, Isle of Man and Luxembourg security is subject to the completion of corporate and registration proceedings. Such security will be delivered on the Issue Date or within the set timeframes set out in the covenant under the caption “—Delivery of Security and

Guarantees”, subject to perfection requirements under applicable law, including filing requirements. See “Risk Factors—The enforcement of the security is subject to certain risks under local law” and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation, amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate the covenant described under the caption “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

The enforceability of the security and Guarantees will be subject to significant limitations under relevant local laws. See “Risk Factors—Risks Relating to Indebtedness and Notes.”

The Collateral will also secure any Additional Notes and may also secure significant additional Indebtedness incurred as permitted by the Indenture. The Collateral will also secure the Convertible Secured Notes, subject to the provisions of the Intercreditor Agreement. See “—Intercreditor Argeement and Additional Intercreditor Agreements.”

No appraisals of any of the Collateral have been prepared by or on behalf of the Issuer or the Guarantors in connection with the issuance of the Notes and the Guarantees. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations owed to the holders of Liens that have priority over the Liens securing the Notes would be sufficient to satisfy the obligations owed to the Holders of the Notes and any other creditor whose Indebtedness is secured with the property and assets that secure the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time, if at all. The Parent and its Subsidiaries will be permitted to incur additional Indebtedness, which may be secured Indebtedness, in accordance with the terms of the Indenture.

The Trustee will, and by accepting a Note, each Holder will be deemed to have, irrevocably agreed to the appointment of the Security Agents to act as its agent and security trustee under the Security Documents. The Trustee has, and by accepting a Note, each Holder will be deemed to have, irrevocably authorized each Security Agent to: (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under or any of the Security Documents, together with any other incidental rights, power and discretions; and (ii) execute each document expressed to be executed by such Security Agent on its behalf.

Intercompany Loans Assignment

The Issuer’s obligations under the Notes and the Indenture also will be secured by a first-ranking assignment of the Issuer’s rights under the Intercompany Loans. The assignment of the Intercompany Loans as provided in the Security Documents will be granted in favor of one or both Security Agents on a first-priority basis. Such assignment of the Intercompany Loans shall be released upon the full repayment and cancellation of the Intercompany Loans.

Release of Collateral

Liens on Collateral securing the Notes and the Guarantees (other than the Intercompany Loans) will be automatically and unconditionally released:

(1)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate the covenant described in the first paragraph under the captions “—Repurchase at the Option of Holders Change of Control—Asset Sale” and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(2)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(3)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be released from its Guarantee pursuant to the terms of the Indenture, upon release of the Guarantor from its Guarantee;

(4)	in accordance with the Security Documents and the Intercreditor Agreement (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

(5)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; and

(6)	as described under “—Amendment, Supplement and Waiver” below.

The Security Documents provide that the Security Agents are authorized to release and each Holder, by accepting a Note, is deemed to authorize the relevant Security Agent to release (and the relevant Security Agent will, at the request of the Parent or Issuer, release) the security interest in all or any portion of the Collateral in connection with the granting of any Permitted Collateral Lien as contemplated by the covenant described under “—Certain Covenants—Liens.” The Indenture will require that the Issuer or the relevant Guarantor will regrant to the relevant Security Agent or the Trustee and the relevant Security Agent, immediately after such Permitted Collateral Lien is granted, a security interest in such released Collateral; provided that: (i) the release and re-taking of any security interest in the Collateral in accordance with the terms of this paragraph shall only be undertaken to the extent necessary, as determined in good faith by the Issuer or the relevant Guarantor (which determination shall be conclusive) to be required to grant the Permitted Collateral Lien, and (ii) the Issuer or the relevant Guarantor shall provide the relevant Security Agent or the Trustee with an opinion of counsel regarding the validity and enforceability of any security interest securing the Notes that is re-taken, which opinion may be subject to exceptions, limitations and exclusions reasonably determined by such counsel to be necessary or appropriate, including in light of applicable law. The release and re-taking of the security interests in the Collateral could restart preference or hardening periods which could be of significant duration. See “Risk Factors—A refinancing or replacement of certain indebtedness could result in a release of the liens on the Collateral. Although the security may be reinstated on substantially similar terms, the security could be subject to avoidance by an insolvency administrator or third-party creditors.”

The Trustee and/or the Security Agents are authorized, without the consent of any Holder, to take all necessary actions to effectuate any release in accordance with these provisions. At the request and expense of the Issuer or any Guarantor, the Trustee and/or the Security Agents will execute any document reasonably requested to evidence such release and discharge.

Intercreditor Agreement and Additional Intercreditor Agreements

The Indenture will provide that the Issuer, each Guarantor, the Security Agent and the Trustee will be authorized (without any further consent of the Holders) to enter into the Intercreditor Agreement in favor of the holders of the Senior Secured Notes and holders of New Convertible Secured Notes and any Additional Intercreditor Agreement. The Indenture will provide that it will be subject to the terms of such Intercreditor Agreement and Additional Intercreditor Agreement. For a description of the Intercreditor Agreement, see “Description of Other Indebtedness—Intercreditor Agreement.”

Pursuant to the terms of the Intercreditor Agreement, any liability in respect of obligations under the Indenture and the Notes will have priority (over the obligations under the New Convertible Secured Notes) to any proceeds received upon any enforcement action over any Collateral. For a description of the Intercreditor Agreement, see “Description of Other Indebtedness—Intercreditor Agreement.” Any proceeds received upon any enforcement over any Collateral, after all obligations will be applied (i) first, pro rata in repayment of all obligations under the Indenture and the Notes, and (ii) when all obligations under the Indenture and the Notes have been repaid or discharged, any remaining proceeds will be applied pro rata in repayment of all obligations under the New Convertible Secured Notes Indenture and the New Convertible Secured Notes.

In addition, the Indenture will provide that at the request of the Issuer, at the time of, or prior to, any Incurrence of Senior Debt that is permitted to share the Collateral, amend the Intercreditor Agreement to reflect such additional Indebtedness or enter into an Additional Intercreditor Agreement with the holders of such Debt (or their duly authorized representatives) on substantially the same terms as the Intercreditor Agreement, including with respect to enforcement instructions, distributions and releases of Guarantees and Collateral; provided that any amendment to the Intercreditor Agreement or any Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Security Agent or adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the Intercreditor Agreement as in effect on the Issue Date.

The Indenture will also provide that, at the written direction of the Issuer and without the consent of the Holders, the Trustee and the Security Agent shall from time to time enter into one or more amendments to the Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, defect or inconsistency of any such agreement, (2) increase the amount or types of Debt covered by the Intercreditor Agreement or any such Additional Intercreditor Agreement that may be Incurred by the Issuer or its Restricted Subsidiaries that is subject to the Intercreditor Agreement or any such Additional Intercreditor Agreement, respectively; provided that such Debt is Incurred in compliance with the Indenture, (3) add Guarantors or other Restricted Subsidiaries to the Intercreditor Agreement or any Additional Intercreditor Agreement, (4) further secure the Notes (including Additional Notes), (5) make provision for equal and ratable pledges of the Collateral to secure Additional Notes or to implement any Permitted Collateral Liens or (6) make any other change that does not adversely affect the Holders of Notes in any material respect. The Issuer shall not otherwise direct the Trustee or Security Agent to enter into any amendment to the Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted below under “—Amendments and Waivers” or as permitted by the terms of the Intercreditor Agreement or such Additional Intercreditor Agreement, as applicable, and the Issuer may only direct the Trustee or Security Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under the Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement.

The Indenture will also provide that each Holder, by accepting such Note, will be deemed to have:

(a)	appointed and authorized the Trustee to give effect to provisions in the Intercreditor Agreement and any Additional Intercreditor Agreement;

(b)	authorized the Trustee to become a party to any Additional Intercreditor Agreement;

(c)	agreed to be bound by the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement; and

(d)	irrevocably appointed the Trustee to act on its behalf to enter into and comply with the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

Neither the Trustee nor the Security Agent shall not be required to seek the consent of any Holders to perform its obligations under and in accordance with this covenant.

Optional Redemption

The Issuer may redeem all or a part of the New Secured Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the New Secured Notes redeemed, to the applicable redemption date, if redeemed during the periods indicated below, subject to the rights of holders of New Secured Notes on the relevant record date to receive interest on the relevant interest payment date:

Period	Percentage
Issue Date through April 30, 2014	104.000%
May 1, 2014 through April 30, 2015	103.000%
May 1, 2015 through April 30, 2016	102.000%
May 1, 2016 through April 29, 2018	101.000%

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the New Secured Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Except as set forth in the following paragraph, the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the New Secured Notes.

Within 30 days of the receipt of Net Proceeds from any Asset Sale, the Issuer shall give notice of redemption of a principal amount of the New Secured Notes equal to the Net Proceeds from the Asset Sale at a price equal to 100% of the principal amount of the New Secured Notes to be redeemed plus accrued and unpaid interest on the New Secured Notes redeemed to the applicable redemption date. The redemption notice shall provide for redemption upon not less than 30 and note more than 60 days from the date the redemption notice is given.

The Issuer’s ability to redeem Notes with Net Proceeds of an Asset Sale may be limited by a number of factors. Certain existing and future Indebtedness of the Parent or its Subsidiaries contain or may contain prohibitions on the occurrence of certain events that would constitute Asset Sale or require such Indebtedness to be repurchased or repaid upon an Asset Sale. The terms of other Indebtedness of the Parent or its Subsidiaries may prohibit the Issuer’s prepayment of the Notes or any payment by the Issuer or restrict the ability of the Parent or its Subsidiaries to fund any such payments. Consequently, if the Parent or its Subsidiaries is not able to prepay or cause to be prepaid the Indebtedness outstanding under any such Indebtedness (to the extent containing such restrictions) or obtain requisite waivers or consents, the Issuer may be unable to fulfill its mandatory redemption obligations, resulting in a default under the Indenture.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee or the Registrar (as the case may be) will select Notes for redemption on a pro rata basis or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate and as required by law or mandatory requirements, rules or regulations of the relevant clearing systems including by pool factor. The Trustee or the Registrar (as the case may be) will not be liable for selections made by it in accordance with this paragraph.

Definitive registered Notes, if any, in a principal amount of $2,000 or less cannot be redeemed in part. Notices of redemption will be transmitted at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Any such redemption or notice may be subject to the satisfaction of one or more conditions precedent at the Issuer’s discretion.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption unless the Issuer defaults in the payment of the redemption price.

Withholding Tax Gross Up on Non-U.S. Guarantees

All payments made by any of the non-U.S. Guarantors with respect to any Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of any jurisdiction in which any non-U.S. Guarantor (including any successor entity), is then incorporated, engaged in business or resident for tax purposes or any jurisdiction by or through which payment is made or any political subdivision thereof or therein (each, a “Tax Jurisdiction”), will at any time be required to be made from, or any Taxes are imposed directly on any Holder or beneficial owner of the Notes on, any payments made by any of the non-U.S. Guarantors with respect to any Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the relevant non-U.S. Guarantor, will pay such additional amounts as may be necessary in order that the net amounts received and retained in respect of such payments by each Holder (including such additional amounts) after such withholding, deduction or imposition will equal the respective amounts that would have been received and retained in respect of such payments in the absence of such withholding, deduction or imposition; provided, however, that no such additional amounts will be payable with respect to:

(1)	any Taxes that would not have been imposed but for the Holder or the beneficial owner of the Notes being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed other than by the mere acquisition, holding, ownership or disposition of such Note or enforcement or exercise of any rights thereunder or the receipt of payments in respect thereof or any other connection with respect to the Notes;

(2)	any Taxes that are imposed or withheld as a result of the failure of the Holder of the Notes or beneficial owner of the Notes to comply with any written request, made to that Holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, by any of the non-U.S. Guarantors (or their agents) to provide timely or accurate information concerning the nationality, residence or identity of such Holder or beneficial owner or to make any valid or timely declaration or similar claim or satisfy any certification, information or other reporting requirement, that is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to exemption from all or part of such Taxes;

(3)	any Note presented for payment (where Notes are in the form of definitive registered Notes and presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to such additional amounts had the note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, sale, transfer, personal property or similar tax or assessment;

(5)	any Taxes withheld, deducted or imposed on a payment to an individual and that are required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(6)	any Note presented for payment by or on behalf of a Holder of Notes who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a European Union Member State;

(7)	any Taxes imposed under Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder or official governmental interpretations thereof (collectively, “FATCA”), to the extent that such Taxes would not have been imposed but for the failure by a Holder of Notes to (i) comply with applicable reporting and other requirements under FATCA and/or (ii) provide, upon reasonable demand by the Paying Agent, and at the time or times prescribed by applicable law, any form, document or certification required under FATCA, which, if provided, would establish that the payments are exempt from withholding under FATCA; or

(8)	any combination of items (1) through (7) above.

Repurchase at the Option of Holders in connection with a Change of Control

If a Change of Control occurs, the Issuer must offer to repurchase all the Notes pursuant to an offer on the terms set forth in the Indenture (“Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to the date of purchase (the “Change of Control Payment”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer and the Parent will mail a notice to each Holder (with a copy to the Trustee and the relevant Paying Agent) describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date (the “Change of Control Payment Date”) specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, compliance by the Issuer and the Parent with the applicable securities laws and regulations will not be deemed to be a breach of their obligations under the Change of Control provisions of the Indenture.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly pay (by wire transfer of immediately available funds, by mail or otherwise) to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate, or cause an authentication agent appointed by it, to authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. To the extent payments are made to the Holders by the Parent or any other Guarantor in respect of the Change of Control Offer, the amount of the Intercompany Loans shall be correspondingly reduced and deemed repaid proportionally by the obligors thereon to the Issuer to the extent of such reduction.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or (ii) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control (and will satisfy the Issuer’s obligation to make such an offer upon such Change of Control) if a definitive agreement is in place at the time of the making of the Change of Control Offer that would, upon consummation, result in a Change of Control, and such Change of Control Offer is otherwise made by the Issuer or such third party in compliance with the provisions of this covenant.

The Issuer’s ability to repurchase Notes issued by it pursuant to a Change of Control Offer may be limited by a number of factors. Certain existing and future Indebtedness of the Parent or its Subsidiaries contain or may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuer to repurchase the Notes could cause a default under, or require a repurchase of, such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the Holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of other Indebtedness of the Parent or its Subsidiaries may prohibit the Issuer’s prepayment of the Notes or any payment by the Issuer or restrict the ability of the Parent or its Subsidiaries to fund any such payments before the scheduled maturity of the Notes. Consequently, if the Parent or its Subsidiaries is not able to prepay or cause to be prepaid the Indebtedness outstanding under any such Indebtedness (to the extent containing such restrictions) or obtain requisite waivers or consents, the Issuer may be unable to fulfill its repurchase obligations if Holders exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Parent and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

For purposes of the definition of Change of Control, the definition of Continuing Directors includes directors who were nominated or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination or election. In San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc. et al. (May 2009), the Delaware Chancery Court issued a decision, based in part on its interpretation of New York law, that raises issues regarding a change of control provision similar to that contained in the Indenture. Among other things, the court held that continuing directors could “approve” (within the meaning and for purposes of the indenture) a slate of candidates for director nominated by stockholders, without endorsing or recommending them, even though simultaneously recommending and endorsing their own slate. This decision suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a change of control under a clause similar to clause (3) of the definition of “Change of Control”, if the outgoing directors were to approve the new directors for the purpose of such change of control clause. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase its Notes as a result of a change in the composition of the Board of Directors may be uncertain.

Asset Sales

The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Parent (or a Restricted Subsidiary) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (determined at the time of entering into an agreement to effect such Asset Sale with the Fair Market Value of consideration other than cash and Cash Equivalents being determined by an independent investment banking firm of international standing) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision (but not for purposes of the definition of Net Proceeds), each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the Parent’s most recent consolidated balance sheet, of the Parent or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes, any Guarantee or the Intercompany Loan) that are assumed in connection with the transfer of any such assets pursuant to an agreement that releases the Parent or such Restricted Subsidiary from further liability in respect of those liabilities; and

(b)	any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are converted by the Parent or such Restricted Subsidiary into cash or Cash Equivalents within 90 days, to the extent of the cash or Cash Equivalents received in that conversion;

The Issuer shall apply the Net Proceeds of an Asset Sale to redeem Notes as described under the caption “—Mandatory Redemption”. Any consideration for an Asset Sale other than cash or Cash Equivalents shall be considered “Non-Cash Consideration.”

Pending the final application of any Net Proceeds, the Parent or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Certain Covenants

Restricted Payments

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other business combination involving the Parent or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent and other than dividends or distributions payable to the Parent or a Restricted Subsidiary of the Parent);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, consolidation, amalgamation or other business combination involving the Parent) any Equity Interests of the Parent or any direct or indirect parent of the Parent, in each case held by Persons other than the Parent or a Restricted Subsidiary;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes, any Guarantee or the Intercompany Loans (excluding any Indebtedness between or among the Parent and any of its Restricted Subsidiaries), except a payment, purchase, redemption, defeasance, or other acquisition or retirement of interest and, (for the avoidance of doubt, excluding the New Convertible Secured Notes and New Convertible Secured Notes Guarantees) or principal no more than 90 days prior to the original Stated Maturity thereof or the scheduled payment date of any sinking fund payment in respect therefor; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

save that, the Parent may make the payment of a dividend on common stock of the Parent and execute any Share buy backs if at the time of and after giving effect to such dividend a Share buy back:

(1)	no Default or Event of Default has occurred and will be continuing or would occur as a consequence of such Restricted Payment;

(2)	after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-fiscal quarter period, permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Parent’s Consolidated Leverage Ratio for the four fiscal quarters prior to such Restricted Payment being made was equal to a loss the 2.0 to 1.0; and

(3)	the aggregate amount of such Restricted Payment, is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Parent for the most recent four fiscal quarters ending on the Parent’s most recently ended fiscal quarter for which publicly available financial statements are available at the time of such Restricted Payment (the “Restricted Payment Period”) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds received by the Parent during the Restricted Payment (i) as a contribution to its common equity capital; (ii) from the issue or sale of Equity Interests of the Parent (other than Disqualified Stock); or (iii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Parent that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Parent or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Parent or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Parent upon such conversion or exchange, and increased, without duplication, by the amount of such cash or property received by the Parent or a Restricted Subsidiary upon such conversion or exchange); plus

(c)	the amount equal to the net reduction in Restricted Investments made by the Parent or any of its Restricted Subsidiaries in any Person Period resulting from:

(i)

repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Parent or any Restricted Subsidiary not to exceed, in the case of any Person, the amount of Restricted Investments previously made by the Parent or any Restricted Subsidiary in such Person; or

(ii)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Parent or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (c) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income; plus

(d)	100% of any cash dividends received by the Parent or a Restricted Subsidiary of the Parent during the Restricted Payment Period from an Unrestricted Subsidiary of the Parent, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Parent for such period.

The preceding provisions will not prohibit:

(1)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Parent) of, Equity Interests of the Parent (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Parent;

(2)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Parent or any Guarantor that is contractually subordinated to the Notes or any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(3)	the payment of any dividend (or, in the case of any partnership, limited liability company or other Person, any similar payment) by a Restricted Subsidiary of the Parent to the holders of its Equity Interests on a pro rata basis;

(4)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent or any Restricted Subsidiary of the Parent held by any current or former officer, director or employee of the Parent or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, equity incentive plan, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in each twelve-month period from the Issue Date;

(5)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants, or convertible or exchangeable securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants, or convertible or exchangeable securities;

(6)	the repurchase, redemption or other acquisition for value of Capital Stock of the Parent or any Restricted Subsidiary of the Parent representing fractional shares of such Capital Stock in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Parent or such Restricted Subsidiary, in each case, permitted under the Indenture;

(7)	cash payments in lieu of the issuance of fractional shares in connection with stock dividends, splits or combinations, the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Parent;

(8)

the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Parent or any Guarantor which is contractually subordinated to the Notes or Guarantees; (i) to the extent that the purchase price is not greater than 101% of the principal amount of such Indebtedness in the event of a Change of Control (plus accrued and unpaid interest thereon); or

(ii) to the extent that the purchase price is not greater than 100% of the principal amount thereof in accordance with provisions similar to those provided in the “—Asset Sales” covenant, in each case to the extent required by any agreement or instrument pursuant to which such contractually subordinated Indebtedness was issued; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, a Change of Control Offer or Asset Sale Offer, as applicable, as provided in such covenant with respect to the Notes has been made and the repurchase or redemption of all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be, has been completed;

(9)	the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Equity Interests of the Parent pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (all as determined in good faith by the Board of Directors) and, provided further, that the aggregate price paid for all such purchased, redeemed, acquired, cancelled or retired rights shall not exceed $2.0 million in the aggregate; and

(10)	any of the transactions contemplated in the Restructuring Transactions as described in this Offering Memorandum and Disclosure Statement.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. If the Fair Market Value of any Restricted Payment (other than cash) exceeds $40.0 million, any determination thereof must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur”), with respect to any Indebtedness (including Acquired Debt), and the Parent will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that, any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) that is expressly subordinated to both the Notes and the Convertible PIK Toggle Notes, if (i) the Fixed Charge Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which publicly available financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-fiscal quarter period and (ii) if the Consolidated Leverage Ratio for the Parent’s most recently ended four full fiscal quarters for which publicly available financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock is issued, as the case may be, would have been equal to or less than 4.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred or the preferred stock had been issued, as the case may be, at the beginning of such four-fiscal quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)

the incurrence by any of the Parent’s Restricted Subsidiaries of Indebtedness under or in the form of Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed the greater of (x) the sum of (a) $100 million and (b) the aggregate amount of Indebtedness outstanding under any

Credit Facilities in existence on the date of this Offering Memorandum and Disclosure Statement, and (y) the Borrowing Base of the Parent and its Restricted Subsidiaries on a consolidated basis; provided that the total Indebtedness incurred under this clause (1) by Restricted Subsidiaries that on the date of such incurrence are not Guarantors shall not exceed $50.0 million at any time;

As of February 13, 2013 we had approximately $112.2 million outstanding under Credit Facilities.

(2)	Existing Indebtedness (other than Indebtedness described in clauses (1) and (3) of this paragraph);

(3)	(A) the incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees thereof to be issued on the Issue Date (for the avoidance of doubt, no Additional Notes may be issued in reliance on this clause (3)) and (B) the incurrence by the Issuer and the Guarantors of Indebtedness represented by the New Convertible Secured Notes and the New Convertible Secured Notes Guarantees to be issued on the Issue Date;

(4)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, lease, repair or improvement of property, plant or equipment used in the business of the Parent or any of its Restricted Subsidiaries, whether through the direct ownership, lease or purchase of assets or the purchase or ownership of ordinary shares of any Person owning such assets (including any Indebtedness deemed to be incurred in connection with such purchase) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)	the incurrence by the Parent or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than Indebtedness between or among the Parent and a Restricted Subsidiary (provided that the Intercompany Loan may be refunded or refinanced to the extent required in connection with any permitted refinancing of the Notes or the New Convertible Secured Notes)) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (6);

(6)	Indebtedness of a Person incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary of the Parent or any of its Restricted Subsidiaries or is merged, consolidated, amalgamated or otherwise combined with, or all or substantially all of its assets are transferred to, the Parent or any of its Restricted Subsidiaries (other than Indebtedness incurred in contemplation of, or in connection with, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of or was otherwise acquired by the Parent or a Restricted Subsidiary of the Parent); provided, however, that either: (a) the aggregate principal amount (or accreted value, as applicable) of such Indebtedness, when taken together with all other Indebtedness of the Parent and any Restricted Subsidiaries incurred pursuant to clause (a) of this proviso to clause (6) and outstanding on the date of such incurrence, does not exceed $50.0 million; or (b) on the date that such Person is acquired by the Parent or a Restricted Subsidiary or merged, consolidated, amalgamated or otherwise combined with the Parent or any of its Restricted Subsidiaries, either (i) the Parent would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the incurrence of such Indebtedness pursuant to this clause (6) or (ii) the Parent’s Fixed Charge Coverage Ratio improves;

(7)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness between or among the Parent and any of its Restricted Subsidiaries; provided, however, that:

(a)	if any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Issuer, or the Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Parent or a Restricted Subsidiary of the Parent, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Parent or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the issuance by any of the Parent’s Restricted Subsidiaries to the Parent or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Parent or a Restricted Subsidiary of the Parent,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (8);

(9)	the incurrence by the Parent or any of its Restricted Subsidiaries of Hedging Obligations that are not entered into for speculative purposes;

(10)	any guarantee of the Notes or of Indebtedness permitted to be incurred under the Indenture;

(11)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion guarantees and warranties and surety bonds in the ordinary course of business (including guarantees or indemnities related thereto);

(12)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(13)	Indebtedness of the Parent or any of its Restricted Subsidiaries consisting of advance or extended payment terms in the ordinary course of business;

(14)	Indebtedness of the Parent or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to bank or insurance company bonds or guarantees and VAT guarantees issued in the ordinary course of business; provided, however, that, upon valid demand being made under such reimbursement obligations, such demands are satisfied within 90 days of the date of such demand;

(15)	Indebtedness of the Parent or any of its Restricted Subsidiaries owed on a short-term basis to banks or other financial institutions (including overdraft facilities) incurred in the ordinary course of business of the Parent and its Restricted Subsidiaries maintained with such banks or financial institutions and which arises in connection with ordinary banking arrangements to manage cash balances of the Parent and its Restricted Subsidiaries;

(16)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(17)

the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Parent or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, other than guarantees of Indebtedness of the Restricted Subsidiary disposed of, or incurred or assumed by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that the maximum liability of the Parent and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value) actually received by the Parent and its Restricted Subsidiaries in connection with such disposition;

(18)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(19)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness not otherwise permitted to have been incurred under the Indenture in an aggregate principal amount (or accreted value, as applicable) which, when taken together with all other Indebtedness of the Parent and any Restricted Subsidiaries incurred pursuant to this clause (19) and outstanding on the date of such incurrence, does not exceed $15.0 million at any time outstanding; and

(20)	the incurrence of Indebtedness represented by the issuance as additional New Convertible Secured Notes as pay-in-kind interest on the New Convertible Secured Notes in accordance with the New Convertible Secured Notes Indenture.

The Parent will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Parent or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Guarantee; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Parent solely by virtue of being unsecured or by virtue of being secured on a junior or second Lien basis or by virtue of not being Guaranteed.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item or portion of an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, the Parent and any Restricted Subsidiary of the Parent will be permitted to classify such item or portion of an item of Indebtedness on the date of its incurrence, and later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, except that all Indebtedness outstanding on the Issue Date under any Credit Facilities shall be deemed initially incurred under clause (1) of the second paragraph of this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. For the avoidance of doubt, any Indebtedness permitted to be incurred pursuant to the covenant described under this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant may also include (without double-counting) any “parallel debt” or similar obligations created in respect thereto.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a non-U.S. dollar currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; provided further, that if and for so long as any such Indebtedness is subject to an agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such indebtedness, the amount of such Indebtedness, will be deemed to be the amount of the principal payment required to be made under such agreement or arrangement determined in U.S. dollars in accordance with the first clause of this sentence. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Parent and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person;

(4)	the greater of the liquidation preference or the maximum fixed redemption or repurchase price of the Disqualified Shares, in the case of Disqualified Shares; and

(5)	the Attributable Debt related thereto, in the case of any lease that is part of a sale and leaseback transaction.

In each case above, Indebtedness permitted to be incurred also is permitted to include any “parallel debt” or similar obligations created in respect thereof.

Liens

The Issuer will not, and the Parent will not cause or permit the Issuer to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any of its property other than Issuer Permitted Liens.

The Parent will not, and will not cause or permit any of its Restricted Subsidiaries (other than the Issuer) to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Parent or any of its Restricted Subsidiaries constituting Collateral, whether owned on the Issue Date or acquired after the Issue Date other than Permitted Collateral Liens.

The Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Parent or any of its Restricted Subsidiaries not constituting Collateral, whether owned on the Issue Date or acquired after the Issue Date securing Indebtedness unless contemporaneously with the incurrence of such Liens provision is made to secure the Indebtedness due under the Notes (including any Additional Notes) or, in respect of Liens on any Guarantor’s property or assets, any Guarantee of such Guarantor, equally and ratably with the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Any such Lien in favor of the Trustee and the Holders of the Notes will be automatically and unconditionally released and discharged concurrently with (i) the release of the Lien which gave rise to the Lien in favor of the Trustee and the Holders of the Notes (other than as a consequence of an enforcement action with respect to the assets subject to such Lien); (ii) upon the full and final payment of all amounts payable by the Issuer and the Guarantors under the Notes, the Indenture and the Guarantees; or (iii) upon legal defeasance or satisfaction and discharge of the Notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Parent or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Parent or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Parent or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Parent or any of its Restricted Subsidiaries provided that (x) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Capital Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Parent or any Restricted Subsidiary to other Indebtedness Incurred by the parent or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements and instruments as in effect on the Issue Date (including the Existing Notes and the indenture governing the Existing Notes, the Existing Guarantees and any security documents related to the foregoing) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments with, as applicable, the same or different counterparties; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive or materially less favorable to the Holders of the Notes, in each case, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)	the Indenture, the Notes (including any Additional Notes), the Guarantees, the Security Documents, the New Convertible Secured Notes Indenture, the New Convertible Secured Notes (including any New Convertible Secured Notes issued as pay-in-kind interest), the New Convertible Secured Notes Guarantees and any security documents relating to the New Convertible Secured Notes;

(3)	any applicable law, rule, regulation or order;

(4)	any instrument or agreement of or relating to a Person or property or asset acquired by the Parent or any of its Restricted Subsidiaries in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and its Subsidiaries; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred and was not incurred in connection with or in contemplation of such acquisition;

(5)	customary non-assignment provisions in contracts, leases, and licenses and similar contracts entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	solely with respect to clause (3) of the preceding paragraph, Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(9)	customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Parent’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(10)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11)	net worth provisions in leases and other agreements entered into by the Parent or any Restricted Subsidiary in the ordinary course of business;

(12)	(x) any agreement or instrument relating to (a) Indebtedness of the Parent or any Restricted Subsidiary permitted to be incurred under clause (1) of the second paragraph of covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock,” if the encumbrances or restrictions contained in the relevant agreement, taken as a whole, are not materially less favorable to the Holders of the Notes than is customary in comparable financings or agreements (as to which a determination in good faith by the Board of Directors shall be conclusive) or (b) Capital Markets Debt permitted to be incurred under the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock” if the encumbrances or restrictions contained in the relevant agreement, taken as a whole, are not materially less favorable to the Holders of the Notes than those contained in the Indenture (as to which a determination in good faith by the Board of Directors shall be conclusive) and (y) either (i) the Board of Directors has determined in good faith that such encumbrance or restriction will not materially adversely affect the ability of the Issuer to make payments of principal and interest on the Notes when due; or (ii) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13)	any encumbrances or restrictions with respect to the Indenture, the Notes, any Guarantee or the Security Documents or the New Convertible Secured Notes Indenture, the New Convertible Secured Notes (including any New Convertible Secured Notes issued as pay-in-kind interest), the New Convertible Secured Notes Guarantees and any security documents relating to the New Convertible Secured Notes; and

(14)	any encumbrance or restriction applicable to a Restricted Subsidiary at the time it becomes a Restricted Subsidiary that is not created in contemplation thereof shall not be deemed to be so created), provided that such restriction apply only to such Restricted Subsidiary, and provided further that the exception provided by this clause (14) shall not apply to any encumbrance or restriction contained in any Indebtedness that refunds, refinances, replaces, defeases or discharges any Indebtedness which was in existence at the time such Restricted Subsidiary became a Restricted Subsidiary.

Merger, Consolidation or Sale of Assets

Neither the Parent nor the Issuer may, directly or indirectly: (x) merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not the Parent or the Issuer (as applicable) is the surviving corporation); or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole or the Issuer and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Parent or the Issuer (as applicable) is the surviving Person (the “Successor”); or (b) the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of any European Union Member State, Switzerland, Norway, Canada, the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer or the Parent (as applicable) under the Notes or the Parent’s Guarantee, respectively, the Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee;

(3)	immediately after giving pro forma effect to such transaction, no Default or Event of Default exists and is continuing; and

(4)	the Parent, the Issuer (as applicable) or the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

(a)	(unless the transaction involves a merger with a corporation having no Indebtedness, material assets, material contractual obligations or material liabilities, in which the Parent survived), on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (i) will be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Parent’s Consolidated Leverage Ratio remains the same or improves as a result of the transaction; and

(b)	furnishes to the Trustee an Officers’ Certificate stating that the transaction complies with the Indenture.

In addition, neither the Parent nor the Issuer may, directly or indirectly, lease all or substantially all of its properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

A Guarantor (other than the Parent) may not:

(1)	directly or indirectly merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not such Guarantor is the surviving corporation); or

(2)	sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets (including by way of liquidation or similar transaction), taken as a whole, in one or more related transactions, to another Person; unless

(a)	in the case of CEDC International sp. z.o.o. (“CEDC International”) (i) CEDC International is the surviving entity or (ii) the Person formed by surviving such merger is incorporated in the same jurisdiction as the Guarantor subject to the merger, in the United States or in the European Union;

(b)	immediately after giving pro forma effect to such transaction, no Default or Event of Default exist and is continuing; and

(c)	either:

(i)	if such entity remains (or its successor will remain) a Subsidiary Guarantor: (A) such Guarantor is the surviving Person; or (B) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor or another Guarantor) or to which such sale, assignment, transfer, conveyance or other distribution has been made if not a Guarantor assumes all the obligations of that Guarantor under the Indenture and its Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

(ii)	the merger, consolidation, amalgamation or other combination or sale or disposition of all or substantially all of its assets complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders Change of Control—Asset Sale”;

Notwithstanding this “Merger, Consolidation or Sale of Assets” covenant:

(1)	any Guarantor may merge, consolidate, amalgamate or otherwise combine with or into an Affiliate primarily for the purpose of reincorporating such Guarantor under the laws of any European Union Member State, Switzerland, Norway, Canada, Russia, Cyprus, Luxembourg, the United States, any state of the United States or the District of Columbia (except that the Parent may so reincorporate only in any state of the United States or any European Member Union State); and

(2)	a Restricted Subsidiary may merge, consolidate, amalgamate or otherwise combine with or into or sell, assign, transfer, convey, lease or otherwise dispose of assets to the Parent or any of its Restricted Subsidiaries.

Any successor entity (if other than a Guarantor or the Issuer, as the case may be) will succeed to, and be substituted for, and may exercise every right and power of, the non-surviving Guarantor or the Issuer, as the case may be, under the Indenture, the Notes, the non-surviving Guarantor’s Guarantee, the Intercompany Loans and the Security Documents (and other relevant agreements hereunder), in each case, to the extent a party thereto, and, upon such substitution, the predecessor Person shall be released.

Transactions with Affiliates

The Parent will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent (each, an “Affiliate Transaction”) or series of transactions having a value greater than $2.5 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Parent or the relevant Restricted Subsidiary than those that reasonably could be obtained at the time of such transaction in arm’s-length dealings in a comparable transaction with a Person that is not an Affiliate; and

(2)	(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Parent shall have received an opinion as to the fairness to the Parent and its Restricted Subsidiaries of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate issued by an accounting, appraisal or investment banking firm of international standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Parent or any of its Restricted Subsidiaries in the ordinary course of business and compensation (including bonuses and equity compensation) paid to and other benefits (including retirement, health and other benefit plans) and indemnification arrangements provided on behalf of directors, officers and employees of the Parent or any Restricted Subsidiary;

(2)	transactions between or among or primarily for the benefit of the Parent and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Parent) that is an Affiliate of the Parent solely because the Parent owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Equity Interests of the Parent, restricted share plans, long-term incentive plans, share appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of directors, officers and employees approved by the Board of Directors;

(5)	Guarantees issued by the Parent or a Restricted Subsidiary in accordance with “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6)	the performance of obligations of the Parent or any Restricted Subsidiary under the terms of any agreement to which the Parent or any Restricted Subsidiary is a party on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms, taken as a whole, are not more materially disadvantageous to the Holders than the terms of the agreements in effect on the Issue Date;

(7)	any issuance of Equity Interests (other than Disqualified Stock) of the Parent to Affiliates of the Parent;

(8)	any Restricted Payment that does not violate the provisions of the Indenture described above under the caption “—Restricted Payments” or Permitted Investments;

(9)	loans or advances to employees in the ordinary course of business not to exceed $2.5 million in the aggregate at any one time outstanding;

(10)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Parent and/or one or more Restricted Subsidiaries, on the one hand, and any other Person with which the Parent or such Restricted Subsidiaries are required or permitted to file a consolidated tax return or with which the Parent or such Restricted Subsidiaries are part of a consolidated group for tax purposes, on the other hand, provided that any payments by the Parent and the Restricted Subsidiaries required under such agreement are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(11)	transactions contemplated by supply, purchase or sale agreements with suppliers or purchasers or sellers of goods or services (other than the Parent or its Restricted Subsidiaries) in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are in the aggregate fair to the Parent or the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or senior management of the Parent, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated Person;

(12)	any of the transactions contemplated in the Restructuring Transactions as described in this Offering Memorandum and Disclosure Statement; and

(13)	the granting and performance of SEC registration rights for securities of the Parent.

Business Activities

The Parent will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Parent and its Restricted Subsidiaries taken as a whole.

Limitation on Activities of the Issuer

Notwithstanding anything contained in the Indenture to the contrary, the Issuer will not engage in any business activity or undertake any other activity, except any activity (a) relating to the offering, sale or issuance of the Notes and the Additional Notes, if any, the New Convertible Secured Notes (including any New Convertible Secured Notes issued as pay-in-kind interest) and any Capital Markets Debt (including the Existing Notes) the incurrence of Indebtedness represented by the Notes and the Additional Notes, if any the New Convertible Notes (including any New Convertible Secured Notes issued as pay-in-kind interest), and any Capital Markets Debt, lending or otherwise advancing the proceeds thereof to any Guarantor and any other activities in connection therewith, (b) undertaken with the purpose of fulfilling any obligations under the Notes, the Additional Notes, the Indenture the New Convertible Secured Notes Indenture, the New Convertible Secured Notes (including any New Convertible Secured Notes issued as pay-in kind interest) or any Capital Markets Debt or any security documents or other agreements relating to any of the foregoing, (c) directly related to the establishment and/or maintenance of the Issuer’s corporate existence, or (d) performing any act incidental to or necessary in connection with any of the above or (e) other activities that are not specified in (a) through (d) above that are de minimis in nature.

The Issuer shall not (a) incur any Indebtedness other than the Indebtedness represented by the Notes and, subject to compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, Additional Notes, the New Convertible Secured Notes (including any New Convertible Secured Notes issued as pay-in-kind interest) and any Capital Markets Debt, (b) issue any Capital Stock other than the issuance of its ordinary shares to the Parent, any Wholly Owned Restricted Subsidiary of the Parent or otherwise in a de minimis amount to local residents to the extent required by applicable law or (c) make any Restricted Payment or Permitted Investment, other than cash, Cash Equivalents and Intercompany Loans.

The Issuer shall not create, incur, assume or suffer to exist any Lien of any kind (other than Issuer Permitted Liens) against or upon any of its property or assets, or any proceeds therefrom.

The Issuer shall at all times remain a Wholly-Owned Restricted Subsidiary of the Parent.

The Issuer shall not merge, consolidate, amalgamate or otherwise combine with or into another Person except the Parent or a wholly owned Guarantor, or sell, convey, transfer, lease or otherwise dispose of (other than any Issuer Permitted Collateral Lien, or any Restricted Payment or Permitted Investment permitted by the covenant described under this caption “—Limitation on Activities of the Issuer”) any material property or assets to any Person except the Parent or a wholly owned Guarantor, provided that, in the event it so combines with the Parent or a wholly owned Guarantor or so disposes of property or assets to the Parent or a wholly owned Guarantor, then immediately after such transaction the Parent or such wholly owned Guarantor shall (a) assume all of the obligations of the Issuer under the Indenture and the Notes pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (b) deliver to the Trustee an Officers’ Certificate which complies with applicable provisions of the Indenture or investments in the Notes, the Guarantees, Existing Notes and the guarantees of the Existing Notes.

For so long as any Notes are outstanding, none of the Issuer, the Parent or any other Guarantor will commence or take any action to cause a winding-up or liquidation of the Issuer.

Except as provided in the Indenture, the Issuer shall not, and the Parent shall procure that the Issuer does not, assign or novate its rights under the Intercompany Loans.

Limitations on Activities of Jelegat Holdings Limited

The Parent and the Issuer will procure that Jelegat Holdings Limited will not, without the prior written consent of the Trustee: (a) sell, factor, discount, transfer, assign, lend or otherwise dispose of any of its right, title or interest in or to the RAG On-Loans, nor will it create or permit to be outstanding any mortgage, pledge, Lien, charge, encumbrance or other security interest over the RAG On-Loans, other than in accordance with the Indenture; (b) engage in any business other than: (i) making and performing its obligations under the RAG On-Loans; (ii) issuing and performing its obligations under the Proceeds Loan; (iii) entering into, exercising rights under, performing obligations under or enforcing the RAG Transaction Documents; (iv) activities directly related to the establishment and/or maintenance of the Jelegat Holdings Limited’s corporate existence; (v) performing any act incidental to or necessary in connection with any of the above or (vi) other activities that are not specified in (a) through (d) above that are de minimis in nature; (c) amend its constitutional documents (other than as is reasonably appropriate to implement the provisions of this Description of the New Secured Notes); (d) have any subsidiaries; (e) have any employees (for the avoidance of doubt, the Directors of Jelegat Holdings Limited do not constitute employees); (f) issue any shares (other than such shares as are in issue as at the Issue Date) and other Equity Interests (other than Disqualified Stock) issued to CEDC International sp z.o.o.) nor redeem or purchase any of its issued share capital; (g) amend any term or condition of any of the Proceeds Loan or the RAG On-Loans (save in accordance with the terms of the Indenture including amendments permitted under the covenant entitled “Amendments to or Prepayments of the Intercompany Loans”); (h) incur any Indebtedness for borrowed money or any guarantees other than in respect of the Proceeds Loan or any document entered into in connection with the Proceeds Loan or the sale thereof or pursuant to the terms of the Indenture; (i) enter into any reconstruction, amalgamation, merger or consolidation; (j) enter into any lease in respect of, or own premises; (k) agree to any amendment to any provision of or grant any waiver or consent under the RAG Transaction Documents to which it is a party or execute any agreement (save in accordance with the terms of the Indenture); or (l) otherwise than as contemplated in the RAG Transaction Documents, release from or terminate the appointment of a collateral manager under a collateral management agreement or a collateral administrator under a collateral administration agreement (including in each case any transactions entered into thereunder) or release any of them from any executory obligation thereunder.

Jelegat Holdings Limited will pay its debts as they fall due. Jelegat Holdings Limited will do all such things as are necessary to maintain its corporate existence.

Additional Security and Guarantees

If the Parent or any Restricted Subsidiary acquires or creates another Significant Subsidiary, then: (i) such Significant Subsidiary shall become a Guarantor, within 20 Business Days of having been acquired or created; (ii) the parent of such Significant Subsidiary shall have executed one or more Security Documents granting to the relevant Security Agent for the benefit of the Holders of the Notes a first priority pledge of shares in such Significant Subsidiary within such 20 Business Day period (subject to Permitted Collateral Liens); and (iii) the parent of such Significant Subsidiary shall have taken all reasonably required steps under applicable law and undertaken other customary procedures in connection with the granting of such security interests, provided, however, that no Significant Subsidiary will be required to become a Guarantor nor shall its shares be required to be so pledged to the extent and for so long as the incurrence of such Guarantee: (x) would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to the parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost expense, liability or obligation (including any tax) other than de minimis costs and expense; (y) would be prohibited by the terms of any agreement with holders of a direct or indirect minority interest in such Restricted Subsidiary, provided that the Parent or the relevant Restricted Subsidiary has used commercially reasonable efforts to obtain consent from the holders of the minority equity interest in such Restricted Subsidiary; or (z) would be prohibited by any Acquired Debt in respect of such new Significant Subsidiary and such Acquired Debt is otherwise permitted to be incurred under the Indenture and provided such Acquired Debt has not been incurred in contemplation of, or in connection with, the transaction or series of transactions pursuant to which such Person becomes a Significant Subsidiary of or was otherwise acquired by the Parent or a Restricted Subsidiary. Each new Guarantor shall execute a supplemental indenture. Notwithstanding the foregoing, the Copecresto Subsidiaries will not be required to become Guarantors, regardless of whether they become Significant Subsidiaries, provided that on each Guarantor Testing Date (as defined below), the total number of Guarantees provided by the Restricted Subsidiaries does not fall below the 85% threshold set forth in the following paragraph.

After the Issue Date, the Parent will cause one or more additional Restricted Subsidiaries: (x) to become a Guarantor; and (y) to execute a supplemental indenture, so that Guarantees are provided by such Restricted Subsidiaries of the Parent whose aggregate unconsolidated EBITDA and assets, taken together with the unconsolidated EBITDA and assets of the Parent, comprise at least 85% of the Consolidated EBITDA and consolidated assets of the Parent, respectively, determined as of each date (the “Guarantor Testing Date”) on which the Parent is required to provide to the Trustee and the Holders of the Notes: (i) an annual report; or (ii) a quarterly report in accordance with the provisions set out in the covenant “Reports”, in each case after giving pro forma effect to any sales or other distributions of assets not reflected therein, and in each case except to the extent that the incurrence of such Guarantees: (i) would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to Parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost, expense, liability or obligation (including any tax) or than de minimis costs and expenses; (ii) would be prohibited by the terms of any agreement with holders of a minority equity interest in such Restricted Subsidiary, provided that the Parent or the relevant Restricted Subsidiary has used commercially reasonable efforts to obtain consent from the holders of the minority equity interest in such Restricted Subsidiary; or (iii) would be prohibited by any Acquired Debt in respect of such new Restricted Subsidiary and such Acquired Debt is otherwise permitted to be incurred under the Indenture and provided such Acquired Debt has not been incurred in contemplation of, or in connection with, the transaction or series of transactions pursuant to which such Person becomes a Restricted Subsidiary.

The Parent will cause any Significant Subsidiary that is not a Guarantor (other than one or more of the Copecresto Subsidiaries) that guarantees any third-party interest bearing Indebtedness for borrowed money of any Guarantor or the Issuer to execute and deliver to the Trustee a supplemental indenture pursuant to which such Significant Subsidiary will, to the maximum extent permitted by law, guarantee payment of the Notes on substantially the same terms and conditions as those set forth in the Indenture; provided, however, that no Restricted Subsidiary will be required to become a Guarantor to the extent and for so long as a consequence of the incurrence of such Guarantee would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to the Parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost, expense, liability or obligation (including any tax) other than de minimis costs and expenses.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Parent may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default, provided that in no event will the business currently operated by any of the Parent and CEDC International, be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Parent and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Parent; provided that this restriction shall not apply if the subsidiary has less than $1,000 of total assets. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Parent may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Parent as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Parent as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, the Parent will be in default of such covenant. The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Parent of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if: (i) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (ii) no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

The Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that any Guarantor may enter into a sale and leaseback transaction if:

(1)	that Guarantor, as applicable, could have: (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2)	the net cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)	the Parent or a Restricted Subsidiary applies the net proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders Change of Control—Asset Sales.”

Impairment of Security Interest

The Parent shall not and shall not permit any Restricted Subsidiary to take or knowingly or negligently omit to take any action which action or omission would have the result of materially impairing the security interest with respect to the Collateral (it being understood that the incurrence of Liens on the Collateral permitted by the definition of Permitted Collateral Liens (including the release and re-taking of one or more Liens in connection with the incurrence of Permitted Collateral Liens) shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral) for the benefit of the Trustee and the Holders of the Notes (including any Additional Notes), and the Parent shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Security Agents, for the benefit of the Trustee and the Holders of the Notes (including any Additional Notes) and the other beneficiaries described in the Security Documents, any interest in any of the Collateral; provided that the Parent and its Restricted Subsidiaries may incur Liens on the Collateral permitted by the definition of Permitted Collateral Liens; provided further, however, that (a) nothing in this provision shall restrict the release or replacement of any Collateral in compliance with the terms of the Indenture, the Security Documents and any intercreditor agreements; and (b) any Collateral or any Security Document relating to any Collateral may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced (i) if contemporaneously with any such action, the Parent delivers to the Trustee an Officers’ Certificate confirming that the Parent is solvent or an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement (an “Amendment”), the Lien or Liens (other than in respect of Liens on assets that have been added to the Collateral as a result of such Amendment) created under any Security Document relating to any Collateral so amended, extended, renewed, restated, supplemented, modified or replaced are valid Liens enforceable in accordance with their terms against the grantor of the Liens and not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such Amendment; or (ii) to allow for the conversion of an entity the shares of which constitute Collateral to another form of Person (or to allow for conversion, recapitalization or similar transactions involving the shares or other Equity Interests of any such entity) if contemporaneously with any such action, the Parent delivers to the Trustee an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such an Amendment, the Lien or Liens created in respect of such Collateral so amended, extended, renewed, restated, supplemented, modified or replaced are valid Liens enforceable in accordance with their terms against the grantor of the Liens. In the event that the Parent complies with the requirements of this covenant, the Trustee and the Security Agents shall consent to any such Amendment without the need for instructions from Holders of the Notes.

Delivery of Security and Guarantees

The Parent will use its reasonable efforts to deliver on the Issue Date or as soon as practicable thereafter: (i) pledges (or charges) of shares in the Issuer and the U.S. Guarantors (other than the Parent), and, subject to filing, registration and similar requirements, Dancraig Wine & Spirits Trading, the Whitehall Subsidiaries and the Luxembourg Guarantors, and evidence of the deposit for filing, application for registration thereof or compliance with other similar requirements; (ii) financial pledges and executed registered pledge agreements, subject to registration, of the Polish Guarantor shall be required to be so pledged on the Issue Date; (iii) pledges of, or in the applicable jurisdictions, assignments of rights under, each Specified Bank Account of the Issuer and each Guarantor (other than the Russian Guarantors) as of the Issue Date; and (iv) a pledge (or assignment) of the Intercompany Loan made by the Issuer to CEDC International and, upon funding, pledges (or assignments) of the Intercompany Loan made by the Issuer to Jelegat Holdings Limited and the RAG On-Loans.

The Parent will use its reasonable efforts to, within 15 Business Days after the Issue Date or as soon as is reasonably practicable thereafter: (i) deliver pledges of shares in the Cyprus Guarantors; and (ii) deliver pledge agreements, and evidence of the filing thereof for registration with the appropriate authority, over the Intellectual Property Rights.

The Parent will use its reasonable efforts to, within two months after the Issue Date or as soon as is reasonably practicable thereafter or: (i) deliver registered pledges of participatory interests of or shares in, as appropriate, the Russian Guarantors; (ii) deliver a registered business quota pledge of the Hungarian Guarantor; (iii) deliver assignment of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of the Russian Guarantors; and (iv) deliver mortgage agreements and evidence of filing motions with the appropriate Polish registry to register mortgages over the real property and fixtures of CEDC International production plants.

The Parent will use its reasonable efforts to deliver within six months after the Issue Date or as soon as is reasonably practicable thereafter, mortgage agreements and evidence of filing motions with the appropriate registry to register the mortgages over real property, land rights and fixtures (to the extent qualified as real property under Russian law) of the Russian Alcohol Group’s Siberian Distillery and First Kupazhniy Factory.

At any time that the Issuer or any Guarantor creates, acquires or otherwise owns or holds a Specified Bank Account after the Issue Date, the Parent shall use its reasonable best efforts to deliver pledges or, in the applicable jurisdictions, assignments of rights under each Specified Bank Account (or withdrawal rights agreements in the case of any Russian Specified Bank Account of a Russian Guarantor) as promptly as reasonably practicable.

With respect to any security that may be required to be given in respect of Specified Bank Accounts that is not currently permitted by Existing Indebtedness, the Parent will use reasonable efforts to obtain relevant consents or amendments to allow such security to be given upon or prior to the requirement so arising. In obtaining any consent or amendment required in respect of any such security agreed to be provided, no covenant herein shall require that the Parent or any of its subsidiaries pay any fee or other payment that is unduly burdensome, as determined in the good faith judgment of the senior officers or Board of Directors of the Parent.

Listing

The Parent will use its reasonable efforts to list and maintain the listing of the Notes on the Irish Stock Exchange; provided, however, that if the Parent is unable to list the Notes on the Global Exchange Market of the Irish Stock Exchange or if maintenance of such listing becomes unduly onerous, it will use its reasonable efforts to maintain a listing of such Notes on another recognized stock exchange.

Payments for Consent

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement, other than any Holder who waives the right to receive all or any part of such consideration.

Amendments to or Prepayments of the Intercompany Loans

Without the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, (i) prepay or otherwise reduce or permit the prepayment or reduction of any Intercompany Loan; or (ii) amend, modify or alter the Intercompany Loans in any manner adverse to the Holders of the Notes; provided, that, without the consent of each Holder affected thereby, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, amend, modify or alter any Intercompany Loan to:

(1)	other than as permitted by a majority of the Holders pursuant to (i) above, change the Stated Maturity of the principal of, or any installment of interest on such loan;

(2)	reduce the rate of interest on such loan to below the interest rate on the Notes;

(3)	change the currency for payment of principal or interest on such loan;

(4)	reduce the above-stated percentage of Notes the consent of whose Holders is necessary to modify or amend such loans;

(5)	waive a default in the payment of any amount under such loan; or

(6)	sell or transfer such loan other than pursuant to its terms or as otherwise permitted by the Indenture (including in connection with a transaction that is subject to and complies with the covenant described under “—Merger, Consolidation or Sale of Assets”).

Notwithstanding the foregoing, (i) the Intercompany Loans may be amended to provide for the issuance of Additional Notes, or additional New Convertible Secured Notes to cure any ambiguity, mistake, omission, defect or inconsistency and to provide for the assumption by a successor Person, and may be prepaid or reduced to facilitate or otherwise accommodate or reflect a repayment, redemption or repurchase of Notes or the New Convertible Secured Notes and (ii) the Intercompany Loans may be novated or assigned to any Guarantor.

Reports

Whether or not the Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise is required to report on an annual basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Parent to file with, or furnish to, the SEC and to provide the Trustee with annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (or any successor form), in each case containing the information required to be contained therein, in accordance with the requirements for filing such reports prescribed by the SEC applicable to the Parent and as such requirements may be modified by the SEC from time to time. The requirement to provide any such report to the Trustee shall be deemed satisfied if such report has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system (or any successor method of filing).

In addition to the foregoing, the Parent shall provide the Trustee, within 10 days after it files with, or furnishes to, the SEC, copies of any other information, documents and reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file with the SEC pursuant to Section 13 of 15(d) of the Exchange Act or is required to furnish to the SEC pursuant to the Indenture.

If the Parent has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the Notes and footnotes thereto, and in the “Operating Review and Financial Prospects”, of the financial condition and results of operations of the Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Parent.

The Parent, the Issuer and the Guarantors agree that, for so long as any Notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the Trustee and to the Holders of Notes and bona fide prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. In addition, for so long as the Notes are listed on the Global Exchange Market of the Irish Stock Exchange and the rules of the exchange so require, all such reports will be available at the office of the Irish Paying Agent. The rules of the Irish Stock Exchange do not currently require an Irish Paying Agent.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on if any, with respect to, the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Parent or any of its Significant Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by the Parent or any of its Restricted Subsidiaries for 30 days after written notice to the Parent by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in the Indenture or the Security Documents;

(5)	default (after giving effect to any applicable grace period) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Parent or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

(6)	and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7)	failure by the Parent or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days;

(8)	breach by the Parent or any of its Restricted Subsidiaries of any material representation or warranty or agreement in the Security Documents, the repudiation by the Parent or any of its Restricted Subsidiaries of any of its obligations under the Security Documents or the unenforceability of the Security Documents against the Parent or any of its Restricted Subsidiaries for any reason;

(9)

except as permitted by the Indenture, any Guarantee of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), or any Person acting on behalf of any such Person, denies or disaffirms its obligations under its Guarantee;

(10)	(x) any Intercompany Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any Intercompany Borrower asserts that any Intercompany Loan is fully or partially invalid and (y) the Guarantee of the Parent is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent, or any Person acting on behalf of any the Parent, denies or disaffirms its obligations under its Guarantee; or

(11)	(i) any RAG On-Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any RAG Intercompany Borrower asserts that any RAG On-Loan is fully or partially invalid, (ii) the repudiation or disaffirmation by Russian Alcohol Finance Limited of its obligations under any of the Security Documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against Russian Alcohol Finance Limited for any reason, (iii) any Security Document ceases to be in full force and effect (other than in accordance with its respective terms or the terms of the Indenture), or ceases to be effective in all material respects to grant a Security Agent a perfected Lien on the RAG On-Loans with the priority purported to be created thereby or; (iv) the Issuer or Russian Alcohol Finance Limited amends any constitutional documents in any manner which adversely affects the enforceability, validity, perfection or priority of a Security Agent’s Lien on any RAG On-Loan or which adversely affects the value of any RAG On-Loan in any material respect;

(12)	(a) the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(i)	commences a voluntary case or proceeding, or any other case or proceeding to be adjudicated bankrupt or insolvent, or consents to the filing of a petition, application, answer or consent seeking reorganization or relief;

(ii)	consents to the entry of an order or decree for relief against it in an involuntary case or proceeding, or to the commencement of any bankruptcy or insolvency case or proceeding against it;

(iii)	consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of it or for any substantial part of its property;

(iv)	makes a general assignment for the benefit of its creditors; or

(v)	admits in writing its inability to pay its debts generally as they become due; or

(b)	a court of competent jurisdiction enters an order or decree under Bankruptcy Law that:

(i)	is for relief against the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) in an involuntary case;

(ii)	adjudges the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment or composition of or in respect to the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

(iii)	appoints a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) or for all or substantially all of the property of the Parent of any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary); or

(iv)	orders the winding-up or liquidation of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default described in clause (12) above, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes.

The Issuer and the Parent are required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuer and the Parent are required to deliver to the Trustee within thirty days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer, the Parent or any other Guarantor, as such, will have any liability for any obligations of the Issuer, the Parent or any other Guarantors under the Notes, the Indenture, the Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(2)	the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes. If the Issuer exercises its Legal Defeasance option, the Guarantor (other than the Parent) will be released from its Guarantee and the Security Documents to which it is a party. The Issuer may exercise its Legal Defeasance option notwithstanding its earlier exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuer must irrevocably deposit with the Trustee or its designee, in trust, for the benefit of the Holders of the Notes, cash, non-callable government securities, or a combination of cash and non-callable government securities (such cash and government securities will be denominated in U.S. dollars in amounts corresponding to the obligations under the Notes), in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer must deliver to the Trustee (a) an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling; or (ii) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; and (b) payments from the defeasance trust can be made free and exempt from any and all withholding and other taxes or whatever nature imposed or levied by or on behalf of the Republic of Poland or any taxing authority thereof;

(3)	in the case of Covenant Defeasance, the Issuer must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Parent or any other Guarantor is a party or by which the Parent or any other Guarantor is bound;

(6)	the Parent and the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer or any Guarantor with the intent of preferring the Holders of Notes over the other creditors of the Issuer or any Guarantor with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(7)	the Parent and the Issuer must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes, any of the Security Documents or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and, subject to certain exceptions, any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes, any of the Security Documents or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment, supplement or waiver may not, with respect to any Notes issued thereunder and held by a non-consenting holder:

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the Stated Maturity of any Note or reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “—Optional Redemption”, or, once an obligation to repurchase has arisen thereunder, as described under “—Repurchase at the Option of Holders in connection with a Change of Control” or “—Repurchase at the Option of Holders Change of Control—Asset Sales”;

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	make any Note payable in money other than that stated in the Notes;

(5)	make any change in the provisions of the Indenture relating to waivers of past Defaults which require the consent of Holders of at least 90% of the then outstanding principal amount of Notes outstanding;

(6)	impair the right of any Holder of Notes to receive payments of principal of, or interest or premium on, the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	change the ranking of the Notes, the Guarantees or the Security granted under the Security Documents;

(8)	release any Lien on the Collateral except as permitted by the Indenture and the Security Documents;

(9)	modify or release any of the Guarantees in any manner materially adverse to the Holders of the Notes other than in accordance with the terms of the Indenture; or

(10)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding two paragraphs, without the consent of any Holder of Notes, the Issuer, the Guarantors, the Trustee and/or the Security Agents may amend or supplement (or take any other action or enter into any other document contemplated by “—Impairment of Security Interest”), the Indenture, the Notes, the Guarantees or the Security Documents:

(1)	to cure any ambiguity, mistake, omission, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption by a successor Person of the Issuer’s or a Guarantor’s obligations to Holders of Notes and Guarantees pursuant to the Indenture;

(4)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture, the Notes, the Guarantees or the Security Documents of any such Holder in any respect;

(5)	to conform the text of the Indenture, the Guarantees, the Security Documents, the Intercompany Loans or the Notes to any provision of this “Description of the New Notes” to the extent that such provision in this “Description of the New Notes” was intended to be a verbatim or substantially verbatim recitation of a provision of the Indenture, the Guarantees, the Security Documents or the Notes;

(6)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture and to make such changes as may be required to the Security Documents (and any intercreditor agreement) to accommodate and implement such issuance of Additional Notes;

(7)	to allow any Subsidiary to execute a supplemental indenture and/or a Guarantee with respect to the Notes or to further secure the Notes;

(8)	to enter into, amend or supplement any intercreditor agreement with the holder, and/or any agent in respect thereof, of any other Indebtedness permitted to be incurred under the Indenture; provided that no such intercreditor agreement shall provide that the Notes or any Guarantee are subordinated to any such Indebtedness or subject to any payment blockage or enforcement standstill or that any Lien securing the Notes or the Guarantees ranks behind any Lien securing such Indebtedness;

(9)	evidence and provide for the acceptance and appointment under the Indenture or Security Documents of a successor Trustee or Security Agent pursuant to the requirement thereof; or

(10)	to the extent necessary to provide for the granting of a security interest for the benefit of any Person (including any release and re-grant of a Lien) and as otherwise contemplated by “—Certain Covenants—Impairment of Security Interest,” provided that, in each case, such amendment, supplement, modification, extension, renewal, restatement or replacement does not violate such covenant.

At the request of the Parent, the Issuer or any Subsidiary Guarantor, the Trustee and Security Agents are authorized to enter into one or more intercreditor agreements, and one or more amendments, extensions, renewals, restatements, supplements, modifications or replacements to any intercreditor agreement; provided that the terms thereof are not prohibited by any term of the Indenture.

Each Holder of the Notes agrees to and accepts the terms and conditions of any intercreditor agreement and the entry by the Trustee into any intercreditor agreement and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith.

The Trustee will be entitled to request, and rely absolutely on without further inquiry an opinion of counsel and an Officers’ Certificate.

Acts by Holders

In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by the Issuer, any Guarantor or by any Subsidiary of the Parent will be disregarded and deemed not to be outstanding.

Satisfaction and Discharge

The Indenture (and all Liens on Collateral created pursuant to the Security Documents) and the Guarantees will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment U.S. dollars has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer, the Parent or any other Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in dollars, non-callable government securities, or a combination of cash in dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3)	the Issuer, the Parent or any other Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer and the Parent must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Judgment Currency

U.S. dollars is the sole currency of account and payment for all sums payable by the Issuer or any Guarantor under the Notes, any Guarantee thereof and the Indenture. Any amount received or recovered in currency other than U.S. dollars in respect of the Notes, whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer or any Guarantor, shall constitute a discharge of the Issuer’s or the Guarantor’s obligation under the Indenture or the Notes, as the case may be, only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in other currency in accordance with normal banking procedures on the first Business Day following that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Note, the Issuer and each Guarantor, jointly and severally, shall indemnify and hold harmless the recipient from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the Indenture, the Notes or the Guarantees, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Consent to Jurisdiction and Service of Process

The Issuer and the Guarantors will irrevocably submit to the jurisdiction of any New York state or U.S. federal court located in The Borough of Manhattan, city of New York, State of New York in relation to any legal action or proceeding arising out of, related to or in connection with the Indenture, the Notes, the Guarantees and any related documents. Each of the Issuer and each of the Guarantors will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011, USA, as its agent for service of process in any such action or proceeding.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, or resign.

The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his/her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the Indenture, the form of Notes and Guarantees and the Security Documents (when available) without charge by writing to Central European Distribution Corporation, Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004, Attention: Company Secretary.

Governing law

The Indenture, the Notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York. The Security Documents will be governed by and construed in accordance with the laws of the relevant jurisdictions of organization of the Issuer and the various Guarantors or the location or governing law of the Collateral or otherwise, as required under applicable law.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated, amalgamated or otherwise combined with or into, all or substantially all of its assets are transferred to, or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging, consolidating, amalgamating or otherwise combining with or into, transferring assets to, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person existing at the time such asset is acquired,

provided that Indebtedness which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of such asset acquisition or the transactions by which such Person is merged or consolidated with or into the Parent or any Restricted Subsidiary transferring assets to, or becomes a Restricted Subsidiary shall not constitute Acquired Debt.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition: (i) the terms “controlling,” “controlled by” and “under common control with” have correlative meanings; and (ii) “Affiliate” shall include funds advised by the specified Person.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Parent and its Restricted Subsidiaries taken as a whole or of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of the Parent’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the foregoing, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $20.0 million;

(2)	a transfer or other disposition of assets between or among the Parent and its Restricted Subsidiaries;

(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of the Parent to the Parent or to a Restricted Subsidiary of the Parent;

(4)	any sale or other disposition of inventory or of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	any Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	dispositions by the Parent or any of its Restricted Subsidiaries in connection with the waiver, compromise, settlement, release or surrender of any right, claim or receivable in the ordinary course of business or in bankruptcy or similar proceedings;

(8)	the sale or other disposition of assets received by the Parent or any of its Restricted Subsidiaries in connection with the waiver, compromise, settlement, release or surrender of any right or claim of the Parent or any of its Restricted Subsidiaries, provided, however that the net cash proceeds of such sale or disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders Change of Control—Asset Sales”;

(9)	dispositions in connection with Permitted Liens;

(10)	the licensing or sublicensing of intellectual property or other intangibles and licenses, leases or subleases of other property that do not interfere in any material respect with the business of the Parent or any of its Restricted Subsidiaries;

(11)	foreclosure, condemnation or similar action with respect to any property or other assets;

(12)	a disposition pursuant to the terms of a binding agreement in effect on the Issue Date or in effect at the time a Person becomes a Restricted Subsidiary, provided that such agreement was not entered into in contemplation of such Person becoming a Restricted Subsidiary, in each case, as amended, supplemented or otherwise modified after the Issue Date to the extent such modification with respect to such asset disposition is not materially less favorable to the Holders than the relevant agreement referred to in this clause (12);

(13)	the sale, lease, conveyance or other disposition of equipment, inventory, property or other assets in the ordinary course of business; and

(14)	the lease, assignment or sublease of any real or personal property in the ordinary course of business.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bankruptcy Law” means Title 11, United States Code or any similar federal, state, foreign law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

Unless otherwise stated herein, all references to the “Board of Directors” shall be to the Board of Directors of the Parent.

“Borrowing Base” means an amount equal to 50% of the sum of: (a) the net book value of the accounts receivable of the Parent and its Restricted Subsidiaries; and (b) the Inventory of the Parent and its Restricted Subsidiaries (determined as of the end of the most recently ended fiscal quarter for which consolidated financial statements of the Parent are publicly available, it being understood that the accounts receivable and inventory of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means any day that is not a Saturday or Sunday or other day on which banks and financial institutions in London, New York, or the jurisdiction of the exchange on which the Notes will be listed are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP (as in effect on the Issue Date for purposes of determining whether a lease is a Capital Lease Obligation), and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Markets Debt” means debt securities substantially similar to the Notes, other than with respect to interest, maturity and redemption provisions.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States of America or any state thereof, any European Union Member State (provided that the full faith and credit of the United States or such European Union Member State is pledged in support of those securities) in each case denominated in U.S. dollars, pounds sterling or euros and having maturities of not more than one year from the date of acquisition;

(2)	certificates of deposit, time deposits and other bank deposits in U.S. dollars, pounds sterling or euro with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any bank or trust company which is organized under the laws of a European Union Member State or the United States of America or any other state thereof or, in the case of any Restricted Subsidiary any such Investment in the direct obligations of any state or country in which such Restricted Subsidiary is organized or has operations; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A-1” or higher by Moody’s or “A+” or higher by S&P or the equivalent rating category of another internationally recognized rating agency;

“CEDC International” means CEDC International sp. z o.o.

“Change of Control” means the occurrence of any of the following:

(1)	the Parent consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any

Person consolidates with, or merges with or into, the Parent, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Parent is converted into or exchanged for (1) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation; and/or (2) cash, securities or other property in any amount which could be paid by the Parent as a Restricted Payment under the Indenture; (ii) the Beneficial Owners of the Voting Stock of the Parent immediately before such transaction own, directly or indirectly, immediately after such transaction, at least a majority of the voting power of all Voting Stock of the surviving or transferee corporation or its parent corporation immediately after such transaction, as applicable; and (iii) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) or 14(d) of the Exchange Act) other than Roustam Tariko or Related Parties is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such surviving or transferee corporation or its parent corporation, as applicable, or has, directly or indirectly, the right to elect or designate a majority of the board of directors of the surviving or transferee corporation or its parent corporation, as applicable;

(2)	the consummation of any transaction, whether as a result of the issuance of securities of the Parent, any merger or consolidation, purchase or otherwise, the result of which is that any “person” or “group” of related persons (within the meaning of Sections 13(d) or 14(d) of the Exchange Act but excluding any Person that was a wholly owned Subsidiary of the Parent prior to such transaction) other than Roustam Tariko or Related Parties has become, directly or indirectly, the Beneficial Owner of more than 50% of the voting power of the Voting Stock of the Parent on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Parent convertible into or exercisable for Voting Stock of the Parent (whether or not such securities are then currently convertible or exercisable);

(3)	the consummation of any transaction pursuant to which the Parent or any of its Restricted Subsidiaries consolidates with, or merges with or into (or otherwise combines with), Roust Trading Limited or any of its Affiliates (other than the Parent and its Restricted Subsidiaries);

(4)	the consummation of any transaction pursuant to which Parent (or any Restricted Subsidiary) sells, conveys, transfers, or otherwise disposes of the Russian Alcohol Group to Roust Trading Limited or any of its Affiliates (other than the Parent and its Restricted Subsidiaries);

(5)	the consummation of any transaction that results in the reincorporation of the Parent and/or the Issuer in any jurisdiction other than the State of Delaware;

(6)	the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors; or

(7)	the adoption by the shareholders of the Parent of a plan for the liquidation or dissolution of the Parent.

“CEDC FinCo Exchange Offer” means the offer of Notes and New Convertible Secured Notes in exchange for Existing Notes pursuant to this Offering Memorandum and Disclosure Statement.

“Collateral” means the property and assets securing the Notes and/or the Guarantees as such may be amended, modified, restated, supplemented or replaced from time to time.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	the amount of minority interest expense deducted in calculating Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Parent will be added to Consolidated Net Income to compute Consolidated EBITDA of the Parent only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Parent by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders (but only to the extent that the foregoing restricts the ability of the Parent to procure that an amount of cash equal to the amount of such Net Income for such period is transferable to the Parent or any Restricted Subsidiary of the Parent).

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis as of such date of determination to (b) Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to such date of determination (the “Reference Period”); provided, however, that:

(1)	if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to the Incurrence of such Indebtedness and the application of the net proceeds thereof;

(2)	if the Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such Reference Period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement unless such Indebtedness has been permanently repaid and the related commitment terminated), the aggregate amount of Indebtedness shall be calculated on a pro forma basis giving effect to such repayment, repurchase, defeasance or discharge and Consolidated EBITDA shall be calculated as if the Issuer or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of the Reference Period the Parent or any Restricted Subsidiary shall have made any Asset Sale, Consolidated EBITDA for the Reference Period shall be reduced by an amount equal to Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for the Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for the Reference Period;

(4)

if since the beginning of the Reference Period the Parent or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or that is merged with or into the Parent) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of the Reference Period; and

(5)	if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such Reference Period) shall have Incurred any Indebtedness or made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Parent or a Restricted Subsidiary during the Reference Period, Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for the Reference Period shall be calculated after giving pro forma effect thereto as if such Incurrence of Indebtedness, Asset Sale, Investment or acquisition occurred on the first day of the Reference Period.

For purposes of this definition, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Parent. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period. The amount of Indebtedness of any Person at any date shall be determined after giving effect to any Currency Agreement then in effect that effectively converts the amount of such Indebtedness from one currency to another currency.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	solely for purposes of determining the amount available for Restricted Payments, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, but only to the extent that the foregoing restricts the ability of the Parent to procure that an amount of cash equal to the amount of such Net Income for such period is transferable to the Parent or any Restricted Subsidiary of the Parent;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5)	any currency translation gains and losses related to currency re-measurements of Indebtedness, any net loss or gain resulting from hedging transactions for currency exchange risk will be excluded, and any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1, Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement) will be excluded;

(6)	any expenses, charges or other costs related to the offering of the Notes and the New Convertible Secured Notes (including, in each case, amortization of any such expenses, charges or other costs that have been capitalized) and any other issuance of Equity Interests of the Parent or debt financing will be excluded;

(7)	any adjustments to the initial purchase price allocation for acquisitions done after the initial assessment period to the extent such items were included in Consolidated Net Income will be excluded;

(8)	any gain or loss realized upon the sale or other disposition of any asset which is not sold or otherwise disposed of in the ordinary course of business will be excluded;

(9)	any item classified as a restructuring, direct acquisition related expense, extraordinary or other non-operating gain or loss, including the costs of and accounting for, financial instruments and any loss, charge, cost, expense or reserve in respect of any restructuring or bankruptcy proceedings including the Exchange Offers, the Plan of Reorganization or any alternative plan of reorganization, including any costs and expenses relating to legal, financial and other advisors, auditors and accountants, printer fees and expenses and any transaction (including any financing or disposition) or litigation related thereto) will be excluded;

(10)	any impairment loss relating to goodwill or other intangible assets will be excluded;

(11)	any premium, penalty, or fee paid in relation to any repayment, prepayment, redemption or purchase of debt will be excluded;

(12)	any noncash compensation charge or expense arising from any grant of stock, stock options or other equity based awards will be excluded; and

(13)	any capitalized, accrued or accreting or pay-in-kind interest on Subordinated Shareholder Funding will be excluded.

“Consolidated Senior Secured Leverage” means, as of any date of determination, the sum of the total amount of Senior Secured Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis.

“Consolidated Senior Secured Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (i) the Consolidated Senior Secured Leverage of such Person and its consolidated subsidiaries (or, in the case of the Parent, its Restricted Subsidiaries) as of such date, to (ii) the aggregate amount of Consolidated EBITDA of such Person for the period as of the most recent four fiscal quarters ending prior to such date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Parent who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities or commercial paper facilities or credit facility documentation, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale or factoring of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bank guarantees or letters of credit or overdrafts, in each case, as amended, restated, modified, supplemented, renewed, refunded, replaced (whether upon or after termination or otherwise), refinanced, increased or extended in whole or in part from time to time, and whether or not with the original arranging agent, administrative agent and lenders or another arranging or administrative agent or agents or other banks or other institutional lenders and whether provided under any existing credit facility or one or more other credit agreements or financing agreements (without limitation as to amount outstanding or committed, or the maturity, terms, conditions, covenants, or other provisions thereof or parties thereto) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents), save that the RTL Credit Facility shall not be deemed a Credit Facility.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Cyprus Guarantors” means, collectively, Jelegat Holdings Limited and Pasalba Ltd.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Equity Interests that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Equity Interests), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Equity Interests, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Equity Interests that would constitute Disqualified Stock solely because the holders of the Equity Interests have the right to require the Parent to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Equity Interests provided that the Parent may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Parent and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“dollar”, “U.S. dollar” or “$” means the currency of the United States of America.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any primary public or private offering of Equity Interests (other than Disqualified Stock) of the Parent.

“euro” or “€” means the single currency of the participating European Union Member States.

“European Union Member State” means any country that is a member state of the European Union as of the Issue Date, but not including any country which becomes a member of the European Union after the Issue Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Guarantees” means the Guarantees of the Existing Notes.

“Existing Indebtedness” means Indebtedness of the Parent and its Restricted Subsidiaries (other than Indebtedness under any Credit Facilities or under the Notes or the New Convertible Secured Notes) in existence on the Issue Date and until such amounts are repaid.

“Existing Notes” means the euro denominated senior secured notes and the U.S. dollar denominated senior secured notes issued under the indenture, dated December 2, 2009, among, inter alios, the Issuer, the Parent, the guarantors named therein, Deutsche Trustee Company Limited, as such indenture has been amended and supplemented.

“Exchange Offers” means the CEDC Exchange Offer and the CEDC FinCo Exchange Offer as defined in this Offering Memorandum and Disclosure Statement.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to a willing seller in an arm’s-length transaction not involving distress or necessity of either party. Unless otherwise provided in the Indenture, a determination in good faith by the Board of Directors of the Parent as to Fair Market Value shall be conclusive.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of twelve months).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be made in compliance with Article 11 of Regulation S-X under the Securities Act, and will be as determined in good faith by a responsible financial or accounting Officer of the Parent, provided that such adjustments are set forth in an Officers’ Certificate signed by such Officer which states: (i) the amount of such adjustment or adjustments; (ii) that such adjustment or adjustments is based on the reasonable good faith beliefs of such Officer at the time of such execution; and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. In addition, for purposes of this definition, in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness on such date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Parent (other than Disqualified Stock) or to the Parent or a Restricted Subsidiary of the Parent; times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP. This definition includes “grossed up” preferred dividends as Fixed Charges; plus

(5)	any expenses, charges or other costs related to the offering of the Notes (or any amortization thereof) and included in such period in computing Fixed Charges; minus

(6)	any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1—Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement).

“GAAP” means generally accepted accounting principles applicable in the United States as in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each of:

(1)	the Initial Guarantors; and

(2)	any other Subsidiary of the Parent that issues a Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity or raw materials prices.

“Holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Registrar under the Indenture.

“Indebtedness” means, with respect to any specified Person (in each case, excluding accrued expenses and trade payables and without double-counting):

(1)	the principal amount of indebtedness of such Person for borrowed money;

(2)	the principal component of obligations of such Person evidenced by bonds, notes, debentures or similar instruments;

(3)	the principal component of obligations of such Person in respect of banker’s acceptances and letters of credit (other than obligations with respect to letters of credit entered into in the ordinary course of business of such Person to the extent such letters are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than within 20 Business Days following payment on the letter of credit);

(4)	Capital Lease Obligations or Attributable Debt;

(5)	the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired;

(6)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination; and (b) the amount of such Indebtedness of such other Persons;

(7)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; or

(8)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time), if and to the extent any of the preceding items (other than Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. Indebtedness shall not include Subordinated Shareholder Funding.

“Initial Guarantors” means each of:

(1)	the Parent and CEDC Finance Corporation, LLC (the “U.S. Guarantors”);

(2)	CEDC International Sp. z o.o. and PWW Sp. z o.o. (collectively, the “Polish Guarantors”);

(3)	Bols Hungary Kft. (the “Hungarian Guarantor”);

(4)	the Cyprus Guarantors; and

(5)	the Luxembourg Guarantors.

“Intellectual Property Rights” means: the trademarks related to the Soplica brand owned by CEDC International Sp. z o.o. and registered in Poland as of the Issue Date and registered in the European Union under trademark numbers 004575304 and 003801362.

“Intercompany Borrowers” means CEDC International sp. z o.o and Telepat Holdings Limited.

“Intercompany Loans” means one or more loans between the Intercompany Borrowers, as borrowers, and the Issuer, as lender, of the proceeds received by the Issuer from the issuance of the Existing Notes. After the consummation of the CEDC FinCo Exchange Offer, it is expected that a portion of the existing intercompany loans will be cancelled and/or exchanged for equity of the applicable Intercompany Borrower, such that the aggregate principal amount of the Intercompany Loans will reflect the aggregate principal amount of the Notes, the New Convertible Secured Notes. It is expected that the terms of the Intercompany Loans (e.g., interest rate and maturity) will reflect those of the Notes and the New Convertible Secured Notes.

“Intercreditor Agreement” means the intercreditor agreement, dated the Issue Date, among the Trustee, the Security Agent, the Issuer, the guarantors, the trustee and security agent under the New Convertible Secured Notes Indenture and the New Secured Notes Indenture.

“Inventory” means inventory, as determined in accordance with GAAP and any stock on consignment with customers classified as other receivables under GAAP.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, payroll, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Parent, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Parent or any Restricted Subsidiary of the Parent of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date upon which the Notes will be issued in the CEDC FinCo Exchange Offer.

“Issuer Permitted Liens” means:

(1)	Liens relating to bank deposits or to secure the performance of statutory obligations, surety or appeal bonds or other obligations of a like nature incurred in the ordinary course of business;

(2)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or thereafter can be paid without penalty or that are being contrasted in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(3)	Liens created for the benefit of or to secure the Notes or any Note Guarantee, the New Convertible Secured Notes, the New Convertible Secured Notes Guarantees or any other Capital Markets Debt;

(5)	Liens granted to the Trustee or other agent for its compensation and indemnities pursuant to the Indenture or any Security Document (or to any trustee or other agent in respect of other Capital Markets Debt pursuant to any indenture or security document relating thereto).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Luxembourg Guarantors” means, collectively, Lion/Rally Lux 1 S.A., Lion/Rally Lux 2 S.à r.l. and Lion/Rally Lux 3 S.à r.l.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale by such Person or any of its Restricted Subsidiaries; (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or (c) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means (i) the aggregate cash proceeds and (ii) the Fair Market Value of any Non-Cash Consideration, in each case received by the Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, as and when the same is received), net of the direct costs relating to such Asset Sale and disposition of non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale and disposition of non-cash consideration, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than amounts applied to repayment of Indebtedness pursuant to the second paragraph of the covenant described under “—Repurchase at the Option of Holders Change of Control—Asset Sales,” and any reserve for adjustment in respect of the sale of such asset or assets established in accordance with GAAP.

“New Convertible Secured Notes” means the $200 million aggregate principal amount of 10% Convertible PIK Toggle Notes due 2018 issued by the Issuer on the Issue Date and any New Convertible Secured Notes issued as pay-in-kind interest on the New Convertible Secured Notes.

“New Convertible Secured Notes Guarantees” means the guarantees of the New Convertible Secured Notes by the Guarantors.

“New Convertible Secured Notes Indenture” means the indenture, dated the Issue Date, among the Issuer, the Guarantors, US Bank as trustee, conversion agent and calculation and Deutsche Bank as security agent, relating to the New Convertible Secured Notes.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Parent nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; provided, however, that the Equity Interests of such Unrestricted Subsidiary may be pledged or otherwise subject to security arrangements to secure Indebtedness of such Unrestricted Subsidiary; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Parent or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means a supervisory board member, chief executive officer, chief financial officer, chief operating officer, chief accounting officer, any vice president, the treasurer or secretary or person in any equivalent position.

“Officers’ Certificate” means a certificate signed by two Officers, one of whom must be a supervisory board member, the chief executive officer, the chief financial officer or the chief operating officer.

“Permitted Business” means (i) the production and bottling of vodka and other alcoholic beverages and sales thereof; (ii) the importing, exporting, transportation, distribution and sale of beverages (including alcoholic beverages), cigars and cigarettes and other consumer goods; (iii) any other business in which the Parent or any of its Restricted Subsidiaries or RAG Holdco or any of its Subsidiaries is engaged in on the Issue Date; and (iv) any activity or business that is a reasonable extension or expansion of, or reasonably related to, the businesses described in the preceding clauses (i), (ii) and (iii).

“Permitted Collateral Liens” means:

(1)	Liens securing (i) the Notes issued on the Issue Date, (ii) the Guarantees and the Proceeds Loan, (ii) the New Convertible Secured Notes (including any additional New Convertible Secured Notes issued as pay-in-kind interest on the New Convertible Secured Notes) and the New Convertible Secured Notes Guarantees;

(2)	Liens securing Indebtedness under Credit Facilities permitted to be incurred pursuant to clause (1)(x) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, provided, that, with respect to any such Indebtedness which is secured by inventory or receivables, the book value (including VAT) of such receivables and inventory shall not exceed 150% of the principal amount of any such Indebtedness and Hedging Obligations related thereto permitted to be incurred pursuant to clause (9) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(3)	Liens existing on the Issue Date, including any Liens with respect to Existing Notes and Existing Guarantees tendered in the CEDC FinCo Exchange Offer which are in the process of being released following the CEDC FinCo Exchange Offer;

(4)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (3) and clause (5) below; provided that any such extension, renewal or replacement will be no more restrictive in any material respect than the Lien so extended, renewed or replaced and will not extend in any material respect to any additional property or assets;

(5)	Liens described in clauses (4), (5), (6), (9), (10), (11), (14), (23), (24), (27) and (28) of the definition of Permitted Liens;

(6)	Liens securing Indebtedness Incurred to refinance Indebtedness that has been secured by a Permitted Collateral Lien, provided that (i) any such Lien will not extend to or cover any assets not securing the Indebtedness so refinanced; and (ii) the Indebtedness so refinanced will have been permitted to be incurred pursuant to the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

“Permitted Investments” means:

(1)	any Investment in the Parent or in a Restricted Subsidiary;

(2)	any Investment in cash or Cash Equivalents;

(3)	any Investment in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Parent; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary;

(4)	any Investment made as a result of the receipt of non-cash consideration from: (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales”; or (b) any other disposition of property or assets or the issuance or sale of Equity Interests not constituting an Asset Sale;

(5)	any Investment to the extent made in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Parent;

(6)	any Investments received in compromise, satisfaction or resolution of: (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any Person; or (b) judgments, Liens or security interests, litigation, arbitration or other disputes or pursuant to any plan of reorganization or similar arrangement upon bankruptcy or insolvency of any Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees of the Parent or any Restricted Subsidiary in an aggregate principal amount not to exceed $2.5 million at any one time outstanding;

(9)	Investments in the Notes and the Guarantees;

(10)	Investments existing on the Issue Date (including Investments pursuant to a contractual commitment in existence on the Issue Date) and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement or refinancing, in whole or in part, thereof;

(11)	any Investment to the extent such Investment consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Parent or any Restricted Subsidiary;

(12)	any Investment held by a Person that becomes a Restricted Subsidiary, provided that such Investment was not acquired in contemplation of the acquisition of such Person (or in respect of which a binding commitment to make such Investment exists on the date such Person becomes a Restricted Subsidiary) and any extension, modification or renewal of such Investment or commitment; and

(13)	any other Investment which, when taken together with all other Investments pursuant to this clause (13) and then outstanding, will not exceed the greater of (i) 3.0% of the total assets of the Parent and its Restricted Subsidiaries; and (ii) $90 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1)	Liens on Inventory, accounts receivable, bank accounts, plant, property and equipment, in each case not constituting Collateral and securing Indebtedness incurred under Credit Facilities permitted under clause (1) of the second paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	Liens in favor of the Parent or the Guarantors;

(3)	Liens securing Indebtedness permitted to be incurred pursuant to the clause (13) of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	Liens on property of a Person existing at the time such Person is merged, consolidated, amalgamated or otherwise combined with or into the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to the contemplation of such merger, consolidation, amalgamation or other business combination, were not incurred in contemplation of such merger, consolidation, amalgamation or other business combination, and do not extend to any assets other than those of the Person merged into or consolidated with the Parent or the Restricted Subsidiary, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection with any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness) the Indebtedness being refinanced is permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(5)	Liens on property (including Capital Stock) existing at the time of acquisition of the property (or in the case of an acquisition of Capital Stock of a Person that becomes a Restricted Subsidiary of the Parent, Liens on property (including Capital Stock) owned by such Person existing at the time of acquisition of such Person’s Capital Stock) by the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness), the Indebtedness being refinanced is permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(6)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8)	Liens existing on the Issue Date, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection with any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness), the Indebtedness being refinanced is permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings instituted within a reasonable period of time and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business;

(11)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of such Person;

(12)	Permitted Collateral Liens;

(13)	Liens securing Hedging Obligations permitted to be incurred by clause (9) of the second paragraph under the caption entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(14)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(15)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(16)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(17)	Liens on assets of a Restricted Subsidiary of the Parent that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(18)	leases, subleases, licenses and sublicenses granted to others in the ordinary course of business of the Parent and its Restricted Subsidiaries;

(19)	banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(20)	Liens arising from U.S. Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Parent and the Restricted Subsidiaries in the ordinary course of business;

(21)	Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets that secured (or under the agreements pursuant to which such Lien arose, could have secured) the Indebtedness being refinanced (plus improvements and accessions to, such property or proceeds or distributions thereof);

(22)	Liens on the funds or securities deposited for the purpose of defeasing or redeeming any Indebtedness on or prior to its maturity date, to the extent such defeasance or redemption is permitted under the Indenture;

(23)	Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance, other types of social security and other types of related statutory obligations;

(24)	rights of set-off under contracts that do not relate to Indebtedness for borrowed money;

(25)	Liens in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(26)	Liens resulting from escrow arrangements unrelated to Indebtedness for borrowed money entered into in connection with a disposition of assets and from escrow arrangements in relation to the Lion Payment;

(27)	any retention of title reserved by any seller of goods or any Lien imposed, reserved or granted over goods supplied by such seller;

(28)	Liens arising out of or in connection with pre-judgment legal process or a judgment or a judicial award relating to security for costs;

(29)	Liens on and pledges of Equity Interests of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(30)	Liens on the assets or property of a Restricted Subsidiary to secure Indebtedness of such Restricted Subsidiary owing to and held by the Parent, any other Guarantor or the Issuer;

(31)	Liens incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries with respect to obligations that do not exceed $10.0 million at any one time outstanding; and

(32)	Liens on shares, assets or property of the Copecresto Subsidiaries (other than Parliament Distribution or any other Copecresto Subsidiary that owns the “Parliament” trademark) securing Indebtedness consisting of local lines of credit or working capital facilities.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge (“refinance”) other Indebtedness of the Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of and has a Weighted Life Average equal to or greater than the Weighted Life Average of the Maturity of, and is subordinated in right of payment to, the Notes or the Guarantees on terms not materially less favorable to the Holders of Notes or the Guarantees as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	such Indebtedness is incurred either by the Parent or by the Restricted Subsidiary who is a borrower on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	any Permitted Refinancing Indebtedness issued to refinance the New Convertible Secured Notes shall (i) accrue interest (whether in cash, PIK or otherwise) at a rate no greater than interest rate payable on the New Convertible Secured Notes and (ii) not be redeemable while any Notes remain outstanding.

“Person” means any individual, corporation, company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Plan of Reorganization” means the Plan of Reorganization defined in the Offering Memorandum and Disclosure Statement.

“Proceeds Loan” means the loan between Jelegat Holdings Limited, as borrower, and the Issuer, as lender, made out of the proceeds of the issuance of the Existing Notes, as such loan will be amended on the Issue Date to reflect the issuance of the Notes and the New Convertible Secured Notes and the cancellation of Existing Notes tendered in the CEDC FinCo Exchange Offer.

“RAG Intercompany Borrowers” means the borrowers under the RAG On-Loans.

“RAG On-Loans” means the loans between the Russian Alcohol Guarantors, as borrowers, and Russian Alcohol Finance Limited, as lender, made out of the proceeds of an Intercompany Loan.

“RAG Security Documents” means each of the documents entered into by the RAG Intercompany Borrowers creating or evidencing a Lien on property or assets of each of the RAG Intercompany Borrowers for the benefit of Russian Alcohol Finance Limited and any related intercreditor agreement, in each case as amended, modified, restated, supplemented or replaced from time to time.

“RAG Transaction Documents” means the RAG On-Loans and the RAG Security Documents.

“RAG Vendor Loan Notes” means the series A Unsecured Subordinated Loan Notes issued by Lion/Rally Lux 2 prior to the Issue Date (and related payment in-kind notes).

“Rating Agencies” means (1) each of Moody’s and S&P and (2) if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the New Convertible Secured Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered by both of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies) after the earlier of (1) the occurrence of an event under clauses (3)(i) or (4)(i) of the definition of Change of Control and (2) public disclosure by the Issuer of the occurrence of such event or the Issuer’s intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of the occurrence of a particular event (and thus will not be deemed a Rating Event for purposes of clauses (3)(i) and (4)(i) of the definition of Change of Control) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at the Issuer’s or the trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the occurrence of the applicable event (whether or not the occurrence of the applicable event has occurred at the time of the Rating Event).

“Related Party” means (i) the spouse or immediate family member of Roustim Tariko, or any direct descendent of Roustim Tariko, his spouse or any of their immediate family members; (ii) the estate, executors, administrators or similar Persons for any Person specified in clause (i) of this definition; or (iii) any Person controlled by or any trust for the benefit of, any Person specified in clauses (i) or (ii), including Roust Trading Ltd.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Restructuring Transactions” means the Restructuring Transactions defined in this Offering Memorandum and Disclosure Statement.

“Russian Alcohol Finance Limited” means a Cyprus corporation currently named Jelegat Holdings Limited.

“Russian Alcohol Guarantors” means Bravo Premium LLC, JSC Distillery Topaz, JSC “Russian Alcohol Group”, Limited Liability Company “The Trading House Russian Alcohol”, Sibirsky LVZ, OOO First Tula Distillery and Mid-Russian Distilleries.

“Russian Guarantors” means, collectively, OOO Glavspirttirest and the Russian Alcohol Guarantors.

“S&P” means Standard & Poor’s Ratings Group.

“Securities Act” means the U.S. Securities Act of 1933.

“Security Documents” means each of the documents entered into by the Parent or any of its Restricted Subsidiaries creating or evidencing a Lien on property or assets of the Parent or any Restricted Subsidiary for the benefit of the Holders and any intercreditor agreement, in each case as amended, modified, restated, supplemented or replaced from time to time, including the later Creditor Agreement.

“Senior Secured Indebtedness” means, as of any date of determination, the principal amount of any Indebtedness for borrowed money that is secured by a Lien.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Bank Account” means any bank account of the relevant Guarantor or the Issuer having at least $10.0 million (or, if in a currency other than U.S. dollars, the U.S. dollar equivalent thereof) in deposits, measured as of the Issue Date, and thereafter as of the last day of each fiscal quarter after the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled and required to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Shareholder Funding” means collectively, any funds provided to the Parent by (or any other debt obligations of the Issuer for borrowed money owed to), any Affiliate of the Parent, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided that such Subordinated Shareholder Funding:

(a) does not (including upon the happening of any event) mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes (other than through conversion or exchange of any such security or instrument for Capital Stock (other than Disqualified Stock) of the Parent or for any other security or instrument meeting the requirements of the definition);

(b) does not (including upon the happening of any event) require the payment of cash interest prior to the first anniversary of the maturity of the Notes;

(c) does not (including upon the happening of any event) provide for the acceleration of its maturity nor confers on its shareholders any right (including upon the happening of any event) to declare a default or event of default or take any enforcement action, in each case prior to the first anniversary of the maturity of the Notes;

(d) is not secured by a Lien on any assets of the Parent or a Restricted Subsidiary and is not guaranteed by any Subsidiary of the Parent;

(e) is subordinated in right of payment to the prior payment in full of the Notes in the event of any Default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the issuer and other restrictions, on payment and enforcement;

(f) does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Notes or compliance by the Issuer with its obligations under the Notes and the Indenture;

(g) does not (including upon the happening of an event) constitute Voting Stock; and

(h) is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at this option of the holder thereof); in whole or in part, prior to the date on which the Notes mature, other than into or for Capital Stock (other than Disqualified Stock) of the Parent.

“Subsidiary” means, with respect to any specified Person:

(1)

any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person; or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantor” means any Guarantor other than the Parent.

“Tax” or “Taxes” means any tax, contribution, impost, withholding, levy or charge in the nature of tax in any jurisdiction together with any interest, penalty, or addition thereto, whether disputed or not.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as complied and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 1, 2013; provided, however, that if the period from the redemption date to December 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Parent that is designated by the Board of Directors of the Parent as an Unrestricted Subsidiary in accordance with the provisions summarized under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary of the Parent unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent;

(3)	is a Person with respect to which neither the Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests; or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying: (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness; by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Whitehall Subsidiaries” means, collectively WHL Holdings Limited, OOO Whitehall-Center, OOO WH Import Company, OOO Whitehall Severo-Zapad, OOO Whitehall-Saint-Petersburg, OOO WH Rostov-on-Don, Tisifoni Wines & Spirits Limited, Global Wines & Spirits Holdings Limited and Dancraig Wines & Spirits Trading Limited.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or a Restricted Subsidiary) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

DESCRIPTION OF NEW CONVERTIBLE SECURED NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Issuer” refers only to CEDC Finance Corporation International, Inc., a Delaware corporation, and not to any other entity.

The Issuer will issue U.S. dollar-denominated convertible senior secured PIK toggle notes (the “Notes”) under an indenture (the “Indenture”) among, inter alios, itself, Central European Distribution Corporation, a Delaware corporation, as guarantor (the “Parent”),, the other Guarantors, U.S. Bank National Association as trustee (the “Trustee”), TMF Trustee Limited, as security agent (the “Security Agent”), Deutsche Bank AG, London Branch, as Polish Security Agent (as defined below), and Deutsche Bank Trust Company Americas, as principal paying agent, transfer agent, registrar and conversion agent, in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.”

The following description is a summary of the material provisions of the Notes, the Guarantees, the Indenture and the Security Documents. It does not restate those agreements in their entirety. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). We urge you to read the Indenture (including the form of Notes and the form of Guarantees attached to the Indenture) and the Security Documents because they, and not this description, define your rights as Holders (as defined below) of the Notes. Copies are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Listing of the Notes

We intend to apply to admit the Notes to the Official List and to trading on the Global Exchange Market of the Irish Stock Exchange.

Brief Description of the Issuer, the Notes and the Guarantees

The Notes

The Issuer:

•

is a special-purpose financing vehicle established to issue the 9.125% Senior Secured Notes due 2016 and the 8.875% Senior Secured Notes due December 1, 2016 (together, the “Existing Notes”), the Notes and the New Secured Notes; and

•	has no operating activities other than acting as issuer of the Existing Notes, the Notes and the New Secured Notes and lending the proceeds of the sale thereof.

The Issuer’s only material assets are the Intercompany Loans. The Issuer will be entirely dependent upon payments by the Intercompany Borrowers on the Intercompany Loans to make payments on the Notes and the New Secured Notes.

The Notes will:

•	be senior obligations of the Issuer;

•	rank pari passu in right of payment to all existing and future senior Indebtedness of the Issuer including any Existing Notes not tendered in the Exchange Offers and the New Secured Notes;

•	be senior in right of payment to all existing and future Indebtedness of the Issuer that is expressly subordinated to the Notes;

•	be guaranteed by each Guarantor on a senior basis; and

•	be secured as described below under the caption entitled “—Security.”

The Guarantees

The Notes will be guaranteed by the Parent and the other Guarantors.

The guarantees (each a “Guarantee”) of the Notes by each Guarantor will:

•	be a senior obligation of that Guarantor;

•

rank pari passu in right of payment to all existing and future senior Indebtedness of that Guarantor including the Existing Guarantees to the extent of any Existing Notes that are not tendered in the CEDC FinCo Exchange Offer and the New Secured Notes Guarantees;

•	be senior in right of payment to all existing and future Indebtedness of that Guarantor that is expressly subordinated to the Guarantee; and

•	be secured as described below under the caption entitled “—Security.”

As of September 30, 2012, after giving pro forma effect to the settlement of the Exchange Offer and assuming that all holders of Existing Notes tender their notes in the Exchange Offers:

•

the Parent would have had approximately $783.2 million of Indebtedness, of which $728.4 million would have been secured Indebtedness and $478million would be indebtedness represented by the New Secured Notes;

•	the Subsidiary Guarantors would have had approximately $744.7 million of Indebtedness, of which $689.9 million would have been secured Indebtedness;

•	the Issuer would have no Indebtedness other than the Notes; and

•	our Restricted Subsidiaries that are not Subsidiary Guarantors would have had $38.5 million of debt outstanding.

Not all of the Parent’s Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of and for the nine months ended September 30, 2012, the Parent and the other Guarantors on the issue date of the Notes would have accounted for 89.5% of the sales of the Parent and its Restricted Subsidiaries, 90.4% of EBITDA of the Parent and its Restricted Subsidiaries and 86.9% of assets of the Parent and its Restricted Subsidiaries.

The Guarantors of the Notes will consist of the Parent and each subsidiary of the Parent that guarantees the Existing Notes, except that Copecresto Enterprises Limited, Lugano Holding Limited, OOO Parliament Distribution, OOO Parliament Production, ISF GmbH (under liquidation) and Ardy Investments Limited (together, the “Copecresto Subsidiaries”), which together represented 3.3% of EBITDA of the Parent and its Restricted Subsidiaries for the nine months ended September 30, 2012, and which guarantee the Existing Notes will not be Guarantors of the Notes.

As of the Issue Date, all of the Parent’s Subsidiaries, including the Issuer, will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Definitions—Unrestricted Subsidiaries”, the Parent will be permitted to designate certain of its Subsidiaries, other than the Issuer, as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture.

The Intercompany Loans

After the consummation of the CEDC FinCo Exchange Offer, it is expected that a portion of the existing intercompany loans that secure the Existing Notes will be cancelled and/or exchanged for equity of the applicable intercompany borrower, such that the aggregate principal amount of the Intercompany Loans will reflect the aggregate principal amount of the Notes and the New Secured Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer. It is expected that the terms of the Intercompany Loans (e.g., interest rate and maturity) will reflect those of the Notes and the New Secured Notes and any Existing Notes that remain outstanding following the CEDC FinCo Exchange Offer.

Principal, Maturity and Interest

The Issuer will issue $200 million in aggregate principal amount of Notes in this offering. In addition, in connection with the payment of PIK Interest (as defined below) in respect of the Notes, the Issuer is entitled to, without the consent of the holders of Notes (and without regard to any restrictions or limitations set forth under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preference Stock” and “—Liens”), increase the outstanding principal amount of the Notes or issue additional Notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Notes offered hereby (in each case, a “PIK Payment”). The Issuer may issue additional Notes (“Additional Notes”) from time to time after this offering. Any issuance of Additional Notes (other than PIK Notes) is subject to all of the covenants in the Indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preference Stock.” The Notes, the PIK Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture. Unless otherwise stated or the context otherwise requires, for all purposes of the Indenture and this “Description of New Convertible Secured Notes,” (1) references to the Notes include any PIK Notes and Additional Notes actually issued and (2) references to “principal amount” of Notes includes any increase in the principal amount of outstanding Notes (including PIK Notes) as a result of a PIK Payment. The Issuer will issue New Convertible Secured Notes in denominations of $2,000 principal amount and integral multiples of $1,000 above $2,000; provided that PIK Payments will be made in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Notes will mature on April 30, 2018.

Interest on the Notes will accrue from (and including) the earlier of (x) the Issue Date and (y) June 1, 2013. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the Notes will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on April 30 and October 31 of each year, commencing on October 31, 2013. Interest will be payable, at the election of the Issuer (made by delivering a notice to the Trustee prior to the beginning of each interest period), (1) entirely in cash (“Cash Interest”), (2) by increasing the principal amount of the outstanding New Convertible Secured Notes or by issuing additional PIK Notes (“PIK Interest”) or (3) with a 25%/75%, 50%/50% or 75%/25% combination of Cash Interest and PIK Interest. The Issuer will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.

In the absence of an interest payment election made by the Issuer as set forth above, interest on the Notes shall be payable in the manner described in clause (2) of the preceding paragraph. The Issuer will pay the first interest payment in PIK Interest. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption or purchase of Notes, as described under “—Optional Redemption,” “—Repurchase at the Option of Holders in connection with a Change of Control” or “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales” shall be made solely in cash.

PIK Interest on the Notes will be payable (x) with respect to notes represented by one or more global Notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar) as provided in writing by the Issuer to the Trustee and (y) with respect to Notes represented by certificated Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar), and the Trustee will, at the written request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of Holders. Following an increase in the principal amount of any outstanding global Notes as a result of a PIK Payment, such global Note will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on April 30, 2018 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

Subject to fulfillment of certain conditions, the Notes may be converted into shares of Parent’s common stock (the “Common Stock”) as described below. Upon conversion of a Note, we will satisfy our conversion obligation by delivering shares of Common Stock on the third business day following such conversion. You will not receive any separate cash payment for interest, if any, accrued and unpaid to the conversion date, except under the limited circumstances described below.

If the due date for any payment in respect of any Note is not a business day at the place in which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding business day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

Conversion Rights

General

On or after the date (the “Initial Conversion Date”) which is 18 months from the Issue Date, holders may convert their Notes into the number of shares of Common Stock equal to the product of (A) the Share Amount times (B) a fraction, the numerator of which is the aggregate principal amount of the Notes to be converted by such holder and the denominator of which is (x) the aggregate principal amount of the Notes issued on the Issue Date plus (y) the aggregate principal amount of any additional Notes issued plus (z) the aggregate principal amount of PIK Interest which has been paid and/or would have been paid if no Notes had been redeemed or converted prior to such conversion date. The “Share Amount” shall be the number of Common Shares equal to (1) the Conversion Percentage (as set forth below) times (2) the total number of shares of Common Stock outstanding immediately prior to such conversion divided by (3) 1 minus the Conversion Percentage (set forth below):

Period	Conversion Percentage
From the Initial Conversion Date through and including December 31, 2015	20%
From January 1, 2016 through and including December 31, 2016	25%
From January 1, 2017 through and including December 31, 2017	30%
From January 1, 2018 through and including the April 30, 2018	35%

Notwithstanding anything herein to the contrary, Notes may be converted only during business hours on a day that is a business day and any conversion must be with respect to Notes with a minimum aggregate principal amount of $100,000 and in integral denominations of $1,000. Upon conversion of a note, we will satisfy our conversion obligation by delivering shares of Common Stock on the third business day following such conversion.

If a holder of Notes has tendered Notes as described under “—Repurchase at the Option of Holders in connection with a Change of Control”, the holder may convert those Notes only if that holder first withdraws such tender in accordance with the indenture. In addition, Notes called for redemption by the Issuer may not be converted.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, if any, except as described below. We will not issue fractional shares of Common Stock upon conversion of Notes. Instead, we will round down the number of shares of Common Stock to be received to the nearest whole number. Our delivery to you of shares of Common Stock will be deemed to satisfy in full our obligation to pay the principal amount of the note and any accrued and unpaid interest through the conversion date. As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if Notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such Notes at 5:00 p.m., New York City time, on such record date will receive the interest payable on such Notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the Notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts Notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of Common Stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion procedures

If you hold a beneficial interest in a global Note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global Note and, if required, pay funds equal to interest payable on the next interest payment date and, if required, pay all taxes or duties, if any.

If you hold a certificated Note, to convert you must:

•	complete and manually sign the conversion notice on the back of the Note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the Note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with the relevant procedures described above is deemed to be the conversion date under the indenture.

Methods of Receiving Payments on the Notes

Principal of, premium and interest on Notes held in global form will be payable at the corporate office of the Principal Paying Agent (as defined below). The Principal Paying Agent will, in turn, make such payments to the U.S. Paying Agent for further credit to DTC, which will in turn distribute such payments in accordance with its procedures. See “Book Entry; Delivery and Form—Payments on Global Notes.”

If any definitive registered Notes are issued in the future, principal of, or premium and interest on any such definitive registered Notes will be payable at the office of one or more Paying Agents (as defined below) in New York as maintained for such purposes. In addition, interest on definitive registered notes may be paid by check mailed to the Person entitled thereto as shown on the register for definitive registered notes.

Paying Agent, Registrar and Transfer Agents for the Notes

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in the City of New York (the “Principal Paying Agent”). Also, if for so long as the Notes are listed on the Global Exchange Market of the Irish Stock Exchange and its rules so require, then we will maintain a paying agent in Dublin. The rules of the Irish Stock Exchange currently do not require a paying agent in Ireland. The initial Paying Agent will be Deutsche Bank Trust Company Americas, as Principal Paying Agent.

The Issuer will also maintain a registrar (the “Registrar”) with offices in the City of New York and a transfer agent in the City of New York. The Registrar and transfer agent will be Deutsche Bank Trust Company Americas in New York. The Registrar and the transfer agent in New York will maintain a register reflecting ownership of any definitive registered Notes outstanding from time to time and will make payments on and facilitate transfer of definitive registered Notes on the behalf of the Issuer.

Upon notice to the Trustee, the Issuer may change the Paying Agents, the Registrar or the transfer agents without prior notice to the Holders; provided, however, that in no event shall the Issuer appoint a Principal Paying Agent in any European Union Member State where the Principal Paying Agent would be obligated to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Principal Paying Agent would be so obligated in each of the other European Union Member States if it were located in that European Union Member State.

Additional Guarantees

The Parent may from time to time designate a Restricted Subsidiary as an additional guarantor of the Notes (an “Additional Guarantor”) by causing it to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will become a Guarantor.

Any Additional Guarantee shall be issued on substantially the same terms as the Guarantees. For purposes of the Indenture and this “Description of New Convertible Secured Notes”, references to the Guarantees include references to any Additional Guarantees and references to the Guarantors include references to any Additional Guarantors.

Release of the Guarantees

The Indenture will provide that a Guarantee shall be released automatically and without further action on the part of any Holder of the Notes or the Trustee:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or other business combination) to a Person that is not (either before or after giving effect to such transaction) the Issuer, the Parent or a Restricted Subsidiary of the Parent, if the sale or other disposition complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales” (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

(2)	in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer, the Parent or a Restricted Subsidiary of the Parent, following which such Guarantor is no longer a Restricted Subsidiary, if the sale or other disposition complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sale” (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

(3)	if the Parent designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture (in which case the Guarantee of each Subsidiary of that Guarantor also shall be released);

(4)	in accordance with the Security Documents and the Intercreditor Agreement (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action; and

(5)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

The Trustee is authorized, without the consent of any Holder, to take all necessary actions (including directing the Security Agents) to effectuate any release in accordance with these provisions. At the request and expense of the Issuer, the Parent or any Subsidiary of the Parent, the Trustee and the Security Agents will at the Issuer’s cost execute and deliver any document reasonably requested to evidence such release and discharge.

Security

Security Agent

Deutsche Bank AG, London Branch and TMF Trustee Limited are expected to act as security agents (the “Security Agents”) under the Security Documents and the Indenture until such time, if any, that a new Security Agent is appointed under the provisions of the Security Documents. Deutsche Bank AG, London Branch (the “Polish Security Agent”) shall only act as Security Agent in respect of the collateral identified under “— Security—Poland” below.

Security

The collateral that will secure the Notes will consist of the same assets that secure the Existing Notes except that (i) the shares and assets of the Copecresto Subsidiaries, which secure the Existing Notes, will not secure the Notes and (ii) the shares of the Whitehall Subsidiaries, which do not secure the Existing Notes, will secure the Notes.

The Notes and the Guarantees will be secured by first-priority Liens as follows:

Poland

•	pledges of shares in the CEDC International Sp. z.o.o. (“CEDC International”) and PWW sp. z.o.o;

•	pledges of rights under each Specified Bank Account of CEDC International;

•	mortgages over real property and fixtures of CEDC International production plants; and

•	security over certain intellectual property rights owned by CEDC International (related to the Soplica brand and registered in Poland and the European Union).

Hungary

•	registered business quota pledge over the Hungarian Guarantor.

Cyprus

•	registered pledges of shares in all of the Cyprus Guarantors WHL Holdings Limited, Tisifoni Wines & Spirits Limited and Global Wines & Spirits Limited;

•	assignments of rights under each Specified Bank Account of the Cyprus Guarantors; and

•	assignment of the RAG On-Loans.

Luxembourg

•	pledges of shares in all of the Luxembourg Guarantors; and

•	pledges of each Specified Bank Account of the Luxembourg Guarantors.

Russia

•

registered pledge of shares (or participatory interests) in all of the Russian Guarantors (other than the Russian Alcohol Guarantors), OOO Whitehall-Center, OOO WH Import Company, OOO Whitehall Severo-Zapad, OOO Whitehall-Saint Petersburg and OOO WH Rostov-or-Don; and

•

assignments of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of Russian Guarantors (other than the Russian Alcohol Guarantors).

US

•	pledge of 100% of the capital stock of the Issuer and the US Guarantors (other than the Parent);

•	assignments of rights under each Specified Bank Account of the Issuer and any US Guarantor; and

•	pledges of the Intercompany Loans made by the Issuer.

Isle of Man

•	pledge of shares in Dancraig Wine & Spirits Trading Limited

The RAG On-Loans which secure the Notes and the Guarantees will, in turn, be secured by:

•	registered pledges of shares (or participatory interests) in all of the Russian Alcohol Guarantors;

•	assignments of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of Russian Alcohol Guarantors; and

•

mortgages over real property, land rights and fixtures (to the extent qualified as real property under Russian law) of the Russian Alcohol Group’s Siberian Distillery and First Kupazhniy Factory (together, the “Russian Alcohol Security”).

The Collateral that will secure the Notes will also secure the New Senior Secured Notes. See “—Intercreditor Agreement and Additional Intercreditor Agreements.”

Certain of the security to be granted for the benefit of the Notes will not be delivered on the Issue Date. The Parent has agreed to use its reasonable efforts to deliver certain security within set timeframes on a reasonable efforts basis as set out in the covenant under the caption “—Delivery of Security and Guarantees”, subject to completion of corporate and registration proceedings and any perfection requirements under applicable law, including filing requirements. The enforcement of the security is subject to certain risks under local law.

Any acquisition of direct or indirect control over Russian Alcohol for fixed assets of Russian Alcohol, or any entity which controls Russian Alcohol by way of an enforcement action, including any enforcement action with respect to the Golden Share, would require the prior consent from the FAS in Russia, the Antimonopoly Committee of the Ukraine and any other relevant jurisdiction requiring such approval. There is no assurance such approval would be obtained.

The terms of certain existing agreements governing Indebtedness may restrict the ability to provide security over certain Specified Bank Accounts. The Parent has agreed to use reasonable best efforts to obtain the relevant consents to allow such security to be granted as set out in the covenant under the caption “—Delivery of Security and Guarantees.” The Parent does not anticipate that such agreements will prevent it from providing security over any material amount of the Specified Bank Accounts.

In addition, certain of the Russian, Polish, Hungarian, Cypriot, Isle of Man and Luxembourg security is subject to the completion of corporate and registration proceedings. Such security will be delivered on the Issue Date or within the set timeframes set out in the covenant under the caption “—Delivery of Security and Guarantees”, subject to perfection requirements under applicable law, including filing requirements. See “Risk Factors—The enforcement of the security is subject to certain risks under local law” and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation, amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate the covenant described under the caption “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

The enforceability of the security and Guarantees will be subject to significant limitations under relevant local laws. See “Risk Factors—Risks Relating to Indebtedness and Notes.”

The Collateral will also secure any Additional Notes and may also secure significant additional Indebtedness incurred as permitted by the Indenture. The Collateral will also secure the New Secured Notes, subject to the provisions of the Intercreditor Agreement. See “—Intercreditor Argeement and Additional Intercreditor Agreements.”

No appraisals of any of the Collateral have been prepared by or on behalf of the Issuer or the Guarantors in connection with the issuance of the Notes and the Guarantees. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations owed to the holders of Liens that have priority over the Liens securing the Notes would be sufficient to satisfy the obligations owed to the Holders of the Notes and any other creditor whose Indebtedness is secured with the property and assets that secure the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time, if at all. The Parent and its Subsidiaries will be permitted to incur additional Indebtedness, which may be secured Indebtedness, in accordance with the terms of the Indenture.

The Trustee will, and by accepting a Note, each Holder will be deemed to have, irrevocably agreed to the appointment of the Security Agents to act as its agent and security trustee under the Security Documents. The Trustee has, and by accepting a Note, each Holder will be deemed to have, irrevocably authorized each Security Agent to: (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under or any of the Security Documents, together with any other incidental rights, power and discretions; and (ii) execute each document expressed to be executed by such Security Agent on its behalf.

Intercompany Loans Assignment

The Issuer’s obligations under the Notes and the Indenture also will be secured by a first-ranking assignment of the Issuer’s rights under the Intercompany Loans. The assignment of the Intercompany Loans as provided in the Security Documents will be granted in favor of one or both Security Agents on a first-priority basis. Such assignment of the Intercompany Loans shall be released upon the full repayment and cancellation of the Intercompany Loans.

Release of Collateral

Liens on Collateral securing the Notes and the Guarantees (other than the Intercompany Loans) will be automatically and unconditionally released:

(1)	in connection with any sale or other disposition of Collateral if the sale or other disposition does not violate the covenant described in the first paragraph under the captions “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales” and, if the Collateral is stock of a Guarantor, in connection with any merger, consolidation amalgamation or other combination in which such Guarantor is not the surviving corporation if the transaction does not violate the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(2)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be designated as an Unrestricted Subsidiary, upon designation of the Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(3)	if the Collateral is an asset of a Guarantor (or one of its Subsidiaries) that is to be released from its Guarantee pursuant to the terms of the Indenture, upon release of the Guarantor from its Guarantee;

(4)	in accordance with the Security Documents and the Intercreditor Agreement (as in effect on the Issue Date or as amended, supplemented or otherwise modified after the Issue Date) upon the occurrence of an enforcement action;

(5)	upon legal defeasance or satisfaction and discharge of the Notes in accordance with the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; and

(6)	as described under “—Amendment, Supplement and Waiver” below.

The Security Documents provide that the Security Agents are authorized to release and each Holder, by accepting a Note, is deemed to authorize the relevant Security Agent to release (and the relevant Security Agent will, at the request of the Parent or Issuer, release) the security interest in all or any portion of the Collateral in connection with the granting of any Permitted Collateral Lien as contemplated by the covenant described under “—Certain Covenants—Liens.” The Indenture will require that the Issuer or the relevant Guarantor will regrant to the relevant Security Agent or the Trustee and the relevant Security Agent, immediately after such Permitted Collateral Lien is granted, a security interest in such released Collateral; provided that: (i) the release and retaking of any security interest in the Collateral in accordance with the terms of this paragraph shall only be undertaken to the extent necessary, as determined in good faith by the Issuer or the relevant Guarantor (which determination shall be conclusive) to be required to grant the Permitted Collateral Lien, and (ii) the Issuer or the relevant Guarantor shall provide the relevant Security Agent or the Trustee with an opinion of counsel regarding the validity and enforceability of any security interest securing the Notes that is re-taken, which opinion may be subject to exceptions, limitations and exclusions reasonably determined by such counsel to be necessary or appropriate, including in light of applicable law. The release and re-taking of the security interests in the Collateral could restart preference or hardening periods which could be of significant duration. See “Risk Factors—A refinancing or replacement of certain indebtedness could result in a release of the liens on the Collateral. Although the security may be reinstated on substantially similar terms, the security could be subject to avoidance by an insolvency administrator or third-party creditors.”

The Trustee and/or the Security Agents are authorized, without the consent of any Holder, to take all necessary actions to effectuate any release in accordance with these provisions. At the request and expense of the Issuer or any Guarantor, the Trustee and/or the Security Agents will execute any document reasonably requested to evidence such release and discharge.

Intercreditor Agreement and Additional Intercreditor Agreements

The Indenture will provide that the Issuer, each Guarantor, the Security Agent and the Trustee will be authorized (without any further consent of the Holders) to enter into the Intercreditor Agreement in favor of the holders of the New Secured Notes and holders of Notes and any Additional Intercreditor Agreement. The Indenture will provide that it will be subject to the terms of such Intercreditor Agreement and Additional Intercreditor Agreement. For a description of the Intercreditor Agreement, see “Description of Other Indebtedness—Intercreditor Agreement.”

Pursuant to the terms of the Intercreditor Agreement, any liability in respect of obligations under the New Secured Notes Indenture and the New Secured Notes will have priority (over the obligations under the Notes) to any proceeds received upon any enforcement action over any Collateral. Any proceeds received upon any enforcement over any Collateral, after all obligations will be applied (i) first, pro rata in repayment of all obligations under the New Secured Notes Indenture and the New Secured Notes; and (ii) when all obligations under the New Secured Notes Indenture and the New Secured Notes have been repaid or discharged, any remaining proceeds will be applied pro rata in repayment of all obligations under the Indenture and the Notes.

In addition, the Indenture will provide that at the request of the Issuer, at the time of, or prior to, any Incurrence of Senior Debt that is permitted to share the Collateral, amend the Intercreditor Agreement to reflect such additional Indebtedness or enter into an Additional Intercreditor Agreement with the holders of such Debt (or their duly authorized representatives) on substantially the same terms as the Intercreditor Agreement, including with respect to enforcement instructions, distributions and releases of Guarantees and Collateral; provided that any amendment to the Intercreditor Agreement or any Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Security Agent or adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or the Intercreditor Agreement as in effect on the Issue Date.

The Indenture will also provide that, at the written direction of the Issuer and without the consent of the Holders, the Trustee and the Security Agent shall from time to time enter into one or more amendments to the Intercreditor Agreement or any Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, defect or inconsistency of any such agreement, (2) increase the amount or types of Debt covered by the Intercreditor Agreement or any such Additional Intercreditor Agreement that may be Incurred by the Issuer or its Restricted Subsidiaries that is subject to the Intercreditor Agreement or any such Additional Intercreditor Agreement, respectively; provided that such Debt is Incurred in compliance with the Indenture, (3) add Guarantors or other Restricted Subsidiaries to the Intercreditor Agreement or any Additional Intercreditor Agreement, (4) further secure the Notes (including Additional Notes), (5) make provision for equal and ratable pledges of the Collateral to secure PIK Notes or Additional Notes or to implement any Permitted Collateral Liens or (6) make any other change that does not adversely affect the Holders of Notes in any material respect. The Issuer shall not otherwise direct the Trustee or Security Agent to enter into any amendment to the Intercreditor Agreement or any Additional Intercreditor Agreement without the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted below under “—Amendments and Waivers” or as permitted by the terms of the Intercreditor Agreement or such Additional Intercreditor Agreement, as applicable, and the Issuer may only direct the Trustee or Security Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under the Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement.

The Indenture will also provide that each Holder, by accepting such Note, will be deemed to have:

(a)	appointed and authorized the Trustee to give effect to provisions in the Intercreditor Agreement and any Additional Intercreditor Agreement;

(b)	authorized the Trustee to become a party to any Additional Intercreditor Agreement;

(c)	agreed to be bound by the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement; and

(d)	irrevocably appointed the Trustee to act on its behalf to enter into and comply with the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

Neither the Trustee nor the Security Agent shall not be required to seek the consent of any Holders to perform its obligations under and in accordance with this covenant.

Optional Redemption

The Issuer may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption price of 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date; provided that any redemption pursuant to this paragraph must be in minimum increments of at least $20 million in principal amount (or, if there is less than $150 million aggregate principal amount of Notes outstanding, the difference between such amount outstanding and $130 million), and provided further that any redemption pursuant to this paragraph that would result in there being less than $130 million aggregate principal amount of Notes outstanding, must be of all remaining Notes. Any payment of accrued interest pursuant an Optional Redemption shall be made in cash only.

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the New Secured Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Except as set forth in the following paragraph, the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Within 30 days of the receipt of Net Proceeds from any Asset Sale, and subject to the application of any Net Proceeds from any Asset Sale to redeem New Secured Notes pursuant to the New Secured Notes Indenture and the Intercreditor Agreement, the Issuer shall give notice of redemption of a principal amount of the Notes equal to the Net Proceeds from the Asset Sale at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date. The redemption notice shall provide for redemption upon not less than 30 and note more than 60 days from the date the redemption notice is given.

The Issuer’s ability to redeem Notes with Net Proceeds of an Asset Sale may be limited by a number of factors. Certain existing and future Indebtedness of the Parent or its Subsidiaries contain or may contain prohibitions on the occurrence of certain events that would constitute an Asset Sale or require such Indebtedness to be repurchased or repaid upon an Asset Sale. The terms of other Indebtedness of the Parent or its Subsidiaries may prohibit the Issuer’s prepayment of the Notes or any payment by the Issuer or restrict the ability of the Parent or its Subsidiaries to fund any such payments Consequently, if the Parent or its Subsidiaries is not able to prepay or cause to be prepaid the Indebtedness outstanding under any such Indebtedness (to the extent containing such restrictions) or obtain requisite waivers or consents, the Issuer may be unable to fulfill its mandatory redemption obligations, resulting in a default under the Indenture.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee or the Registrar (as the case may be) will select Notes for redemption on a pro rata basis or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate and as required by law or mandatory requirements, rules or regulations of the relevant clearing systems including by pool factor. The Trustee or the Registrar (as the case may be) will not be liable for selections made by it in accordance with this paragraph.

Definitive Notes, if any, in a principal amount of $2,000 or less cannot be redeemed in part. Notices of redemption will be transmitted at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Any such redemption or notice may be subject to the satisfaction of one or more conditions precedent at the Issuer’s discretion.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption unless the Issuer defaults in the payment of the redemption price.

Withholding Tax Gross Up on Non-U.S. Guarantees

All payments made by any of the non-U.S. Guarantors with respect to any Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of any jurisdiction in which any non-U.S. Guarantor (including any successor entity), is then incorporated, engaged in business or resident for tax purposes or any jurisdiction by or through which payment is made or any political subdivision thereof or therein (each, a “Tax Jurisdiction”), will at any time be required to be made from, or any Taxes are imposed directly on any Holder or beneficial owner of the Notes on, any payments made by any of the non-U.S. Guarantors with respect to any Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the relevant non-U.S. Guarantor, will pay such additional amounts as may be necessary in order that the net amounts received and retained in respect of such payments by each Holder (including such additional amounts) after such withholding, deduction or imposition will equal the respective amounts that would have been received and retained in respect of such payments in the absence of such withholding, deduction or imposition; provided, however, that no such additional amounts will be payable with respect to:

(1)	any Taxes that would not have been imposed but for the Holder or the beneficial owner of the Notes being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed other than by the mere acquisition, holding, ownership or disposition of such Note or enforcement or exercise of any rights thereunder or the receipt of payments in respect thereof or any other connection with respect to the Notes;

(2)	any Taxes that are imposed or withheld as a result of the failure of the Holder of the Notes or beneficial owner of the Notes to comply with any written request, made to that Holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, by any of the non-U.S. Guarantors (or their agents) to provide timely or accurate information concerning the nationality, residence or identity of such Holder or beneficial owner or to make any valid or timely declaration or similar claim or satisfy any certification, information or other reporting requirement, that is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to exemption from all or part of such Taxes;

(3)	any Note presented for payment (where Notes are in the form of definitive registered Notes and presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to such additional amounts had the note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, sale, transfer, personal property or similar tax or assessment;

(5)	any Taxes withheld, deducted or imposed on a payment to an individual and that are required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(6)	any Note presented for payment by or on behalf of a Holder of Notes who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a European Union Member State;

(7)	any Taxes imposed under Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder or official governmental interpretations thereof (collectively, “FATCA”), to the extent that such Taxes would not have been imposed but for the failure by a Holder of Notes to (i) comply with applicable reporting and other requirements under FATCA and/or (ii) provide, upon reasonable demand by the Paying Agent, and at the time or times prescribed by applicable law, any form, document or certification required under FATCA, which, if provided, would establish that the payments are exempt from withholding under FATCA; or

(8)	any combination of items (1) through (7) above.

Repurchase at the Option of Holders in connection with a Change of Control

If a Change of Control occurs, the Issuer must offer to repurchase all the Notes pursuant to an offer on the terms set forth in the Indenture (“Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to the date of purchase (the “Change of Control Payment”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer and the Parent will mail a notice to each Holder (with a copy to the Trustee and the relevant Paying Agent) describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date (the “Change of Control Payment Date”) specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, compliance by the Issuer and the Parent with the applicable securities laws and regulations will not be deemed to be a breach of their obligations under the Change of Control provisions of the Indenture.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly pay (by wire transfer of immediately available funds, by mail or otherwise) to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate, or cause an authentication agent appointed by it, to authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. To the extent payments are made to the Holders by the Parent or any other Guarantor in respect of the Change of Control Offer, the amount of the Intercompany Loans shall be correspondingly reduced and deemed repaid proportionally by the obligors thereon to the Issuer to the extent of such reduction.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or (ii) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control (and will satisfy the Issuer’s obligation to make such an offer upon such Change of Control) if a definitive agreement is in place at the time of the making of the Change of Control Offer that would, upon consummation, result in a Change of Control, and such Change of Control Offer is otherwise made by the Issuer or such third party in compliance with the provisions of this covenant.

The Issuer’s ability to repurchase Notes issued by it pursuant to a Change of Control Offer may be limited by a number of factors. Certain existing and future Indebtedness of the Parent or its Subsidiaries contain or may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuer to repurchase the Notes could cause a default under, or require a repurchase of, such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the Holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of other Indebtedness of the Parent or its Subsidiaries may prohibit the Issuer’s prepayment of the Notes or any payment by the Issuer or restrict the ability of the Parent or its Subsidiaries to fund any such payments before the scheduled maturity of the Notes. Consequently, if the Parent or its Subsidiaries is not able to prepay or cause to be prepaid the Indebtedness outstanding under any such Indebtedness (to the extent containing such restrictions) or obtain requisite waivers or consents, the Issuer may be unable to fulfill its repurchase obligations if Holders exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Parent and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

For purposes of the definition of Change of Control, the definition of Continuing Directors includes directors who were nominated or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination or election. In San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc. et al. (May 2009), the Delaware Chancery Court issued a decision, based in part on its interpretation of New York law, that raises issues regarding a change of control provision similar to that contained in the Indenture. Among other things, the court held that continuing directors could “approve” (within the meaning and for purposes of the indenture) a slate of candidates for director nominated by stockholders, without endorsing or recommending them, even though simultaneously recommending and endorsing their own slate. This decision suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a change of control under a clause similar to clause (3) of the definition of “Change of Control”, if the outgoing directors were to approve the new directors for the purpose of such change of control clause. Accordingly, the ability of a Holder of Notes to require the Issuer to repurchase its Notes as a result of a change in the composition of the Board of Directors may be uncertain.

Asset Sales

The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Parent (or a Restricted Subsidiary) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (determined at the time of entering into an agreement to effect such Asset Sale with the Fair Market Value of consideration other than cash and Cash Equivalents determined by an independent investment banking firm of international standing) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision (but not for purposes of the definition of Net Proceeds), each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the Parent’s most recent consolidated balance sheet, of the Parent or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes, any Guarantee or the Intercompany Loan) that are assumed in connection with the transfer of any such assets pursuant to an agreement that releases the Parent or such Restricted Subsidiary from further liability in respect of those liabilities; and

(b)	any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are converted by the Parent or such Restricted Subsidiary into cash or Cash Equivalents within 90 days, to the extent of the cash or Cash Equivalents received in that conversion.

The issuer shall apply the Net Proceeds of an Asset Sale to redeem New Secured Notes and Notes as described under the caption “—Mandatory Redemption”. Any consideration for an Asset Sale other than Cash or Cash Equivalents shall be considered “Non-Cash Consideration”.

Pending the final application of any Net Proceeds, the Parent or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Certain Covenants

Restricted Payments

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other business combination involving the Parent or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent and other than dividends or distributions payable to the Parent or a Restricted Subsidiary of the Parent);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, consolidation, amalgamation or other business combination involving the Parent) any Equity Interests of the Parent or any direct or indirect parent of the Parent, in each case held by Persons other than the Parent or a Restricted Subsidiary;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes, any Guarantee or the Intercompany Loans (excluding any Indebtedness between or among the Parent and any of its Restricted Subsidiaries), except a payment, purchase, redemption, defeasance, or other acquisition or retirement of interest (for the avoidance of doubt, excluding the New Secured Notes and New Secured Notes Guarantee) or principal no more than 90 days prior to the original Stated Maturity thereof or the scheduled payment date of any sinking fund payment in respect therefor; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), save that, the Parent may make the payment of a dividend on common stock of the Parent and execute any Share buybacks if at the time of and after giving effect to such dividend or Share buyback.

(1)	no Default or Event of Default has occurred and will be continuing or would occur as a consequence of such Restricted Payment;

(2)	after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-fiscal quarter period, permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Parents’ Consolidated Leverage Ratio for the four fiscal quarters prior to such Restricted Payments being made was equal to or less than 2.0 to 1.0; and

(3)	the aggregate amount of such Restricted Payment, is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Parent for the most recent four fiscal quarters ending on the Parent’s most recently ended fiscal quarter for which publicly available financial statements are available at the time of such Restricted Payment (the “Restricted Payment Period”) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds received by the Parent during the Restricted Payment Period (i) as a contribution to its common equity capital; (ii) from the issue or sale of Equity Interests of the Parent (other than Disqualified Stock); or (iii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Parent that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Parent or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Parent or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Parent upon such conversion or exchange, and increased, without duplication, by the amount of such cash or property received by the Parent or a Restricted Subsidiary upon such conversion or exchange); plus

(c)	the amount equal to the net reduction in Restricted Investments made by the Parent or any of its Restricted Subsidiaries in any Person during the Restricted Payment Period resulting from:

(i)	repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Parent or any Restricted Subsidiary not to exceed, in the case of any Person, the amount of Restricted Investments previously made by the Parent or any Restricted Subsidiary in such Person; or

(ii)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Parent or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (c) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income; plus

(d)	100% of any cash dividends received by the Parent or a Restricted Subsidiary of the Parent after the Issue Date from an Unrestricted Subsidiary of the Parent, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Parent for such period.

The preceding provisions will not prohibit:

(1)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Parent) of, Equity Interests of the Parent (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Parent;

(2)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Parent or any Guarantor that is contractually subordinated to the Notes or any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(3)	the payment of any dividend (or, in the case of any partnership, limited liability company or other Person, any similar payment) by a Restricted Subsidiary of the Parent to the holders of its Equity Interests on a pro rata basis;

(4)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent or any Restricted Subsidiary of the Parent held by any current or former officer, director or employee of the Parent or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, equity incentive plan, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in each twelve-month period from the Issue Date;

(5)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants, or convertible or exchangeable securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants, or convertible or exchangeable securities;

(6)	the repurchase, redemption or other acquisition for value of Capital Stock of the Parent or any Restricted Subsidiary of the Parent representing fractional shares of such Capital Stock in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Parent or such Restricted Subsidiary, in each case, permitted under the Indenture;

(7)	cash payments in lieu of the issuance of fractional shares in connection with stock dividends, splits or combinations, the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Parent;

(8)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Parent or any Guarantor which is contractually subordinated to the Notes or Guarantees; (i) to the extent that the purchase price is not greater than 101% of the principal amount of such Indebtedness in the event of a Change of Control (plus accrued and unpaid interest thereon); or (ii) to the extent that the purchase price is not greater than 100% of the principal amount thereof in accordance with provisions similar to those provided in the “Asset Sales” covenant, in each case to the extent required by any agreement or instrument pursuant to which such contractually subordinated Indebtedness was issued; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, a Change of Control Offer or Asset Sale Offer, as applicable, as provided in such covenant with respect to the Notes has been made and the repurchase or redemption of all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be, has been completed;

(9)	the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Equity Interests of the Parent pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (all as determined in good faith by the Board of Directors) and, provided further, that the aggregate price paid for all such purchased, redeemed, acquired, cancelled or retired rights shall not exceed $2.0 million in the aggregate; and

(10)	any of the transactions contemplated in the Restructuring Transactions as described in this Offering Memorandum and Disclosure Statement.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. If the Fair Market Value of any Restricted Payment (other than cash) exceeds $40.0 million, any determination thereof must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur”), with respect to any Indebtedness (including Acquired Debt), and the Parent will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that, any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) that is expressly subordinated to both the Notes and the Convertible PIK Toggle Notes, Stock if (i) the Fixed Charge Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which publicly available financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-fiscal quarter period and (ii) if the Consolidated Leverage Ratio for the Parent’s most recently ended four full fiscal quarters for which publicly available financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such preferred stock is issued, as the case may be, would have been equal to or less than 4.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been incurred or the preferred stock had been issued, as the case may be, at the beginning of such four-fiscal quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by any of the Parent’s Restricted Subsidiaries of Indebtedness under or in the form of Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed the greater of (x) the sum of (a) $100 million and (b) the aggregate amount of Indebtedness outstanding under any Credit Facilities in existence on the date of the Offering Memorandum and Disclosure Statement and (y) the Borrowing Base of the Parent and its Restricted Subsidiaries on a consolidated basis; provided that the total Indebtedness incurred under this clause (1) by Restricted Subsidiaries that on the date of such incurrence are not Guarantors shall not exceed $50.0 million at any time;

As of February 13, 2013 we had approximately $112.2 million outstanding under Credit Facilities.

(2)	Existing Indebtedness (other than Indebtedness described in clauses (1) and (3) of this paragraph);

(3)	the incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees thereof to be issued on the Issue Date (for the avoidance of doubt, no Additional Notes may be issued in reliance on this clause (3)) and (B) the incurrence by the Issuer and the Guarantors of Indebtedness represented by the New Secured Notes and the New Secured Notes Guarantees to be issued on the Issue Date;

(4)

the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, lease, repair or improvement of property, plant or equipment used in the business of the Parent or any of its Restricted Subsidiaries, whether through the direct ownership, lease or purchase of assets or the purchase or ownership of ordinary shares of any Person owning such assets (including any Indebtedness deemed to be incurred in connection with such purchase) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5)	the incurrence by the Parent or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than Indebtedness between or among the Parent and a Restricted Subsidiary (provided that the Intercompany Loan may be refunded or refinanced to the extent required in connection with any permitted refinancing of the Notes or New Secured Notes)) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (6);

(6)	Indebtedness of a Person incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary of the Parent or any of its Restricted Subsidiaries or is merged, consolidated, amalgamated or otherwise combined with, or all or substantially all of its assets are transferred to, the Parent or any of its Restricted Subsidiaries (other than Indebtedness incurred in contemplation of, or in connection with, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of or was otherwise acquired by the Parent or a Restricted Subsidiary of the Parent); provided, however, that either: (a) the aggregate principal amount (or accreted value, as applicable) of such Indebtedness, when taken together with all other Indebtedness of the Parent and any Restricted Subsidiaries incurred pursuant to clause (a) of this proviso to clause (6) and outstanding on the date of such incurrence, does not exceed $50.0 million; or (b) on the date that such Person is acquired by the Parent or a Restricted Subsidiary or merged, consolidated, amalgamated or otherwise combined with the Parent or any of its Restricted Subsidiaries, either (i) the Parent would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the incurrence of such Indebtedness pursuant to this clause (6) or (ii) the Parent’s Fixed Charge Coverage Ratio improves;

(7)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness between or among the Parent and any of its Restricted Subsidiaries; provided, however, that:

(a)	if any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Issuer, or the Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Parent or a Restricted Subsidiary of the Parent, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Parent or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the issuance by any of the Parent’s Restricted Subsidiaries to the Parent or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Parent or a Restricted Subsidiary of the Parent, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (8);

(9)	the incurrence by the Parent or any of its Restricted Subsidiaries of Hedging Obligations that are not entered into for speculative purposes;

(10)	any guarantee of the Notes or of Indebtedness permitted to be incurred under the Indenture;

(11)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion guarantees and warranties and surety bonds in the ordinary course of business (including guarantees or indemnities related thereto);

(12)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(13)	Indebtedness of the Parent or any of its Restricted Subsidiaries consisting of advance or extended payment terms in the ordinary course of business;

(14)	Indebtedness of the Parent or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to bank or insurance company bonds or guarantees and VAT guarantees issued in the ordinary course of business; provided, however, that, upon valid demand being made under such reimbursement obligations, such demands are satisfied within 90 days of the date of such demand;

(15)	Indebtedness of the Parent or any of its Restricted Subsidiaries owed on a short-term basis to banks or other financial institutions (including overdraft facilities) incurred in the ordinary course of business of the Parent and its Restricted Subsidiaries maintained with such banks or financial institutions and which arises in connection with ordinary banking arrangements to manage cash balances of the Parent and its Restricted Subsidiaries;

(16)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(17)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Parent or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, other than guarantees of Indebtedness of the Restricted Subsidiary disposed of, or incurred or assumed by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that the maximum liability of the Parent and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value) actually received by the Parent and its Restricted Subsidiaries in connection with such disposition;

(18)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(19)	the incurrence by the Parent or any of its Restricted Subsidiaries of Indebtedness not otherwise permitted to have been incurred under the Indenture in an aggregate principal amount (or accreted value, as applicable) which, when taken together with all other Indebtedness of the Parent and any Restricted Subsidiaries incurred pursuant to this clause (19) and outstanding on the date of such incurrence, does not exceed $15.0 million at any time outstanding; and

(20)	the incurrence Indebtedness represented by PIK Interest.

The Parent will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Parent or such Guarantor (other than the Notes) unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Guarantee; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Parent solely by virtue of being unsecured or by virtue of being secured on a junior or second Lien basis or by virtue of not being Guaranteed.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item or portion of an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, the Parent and any Restricted Subsidiary of the Parent will be permitted to classify such item or portion of an item of Indebtedness on the date of its incurrence, and later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, except that all Indebtedness outstanding on the Issue Date under any Credit Facilities shall be deemed initially incurred under clause (1) of the second paragraph of this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms (including any PIK Payment), the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. For the avoidance of doubt, any Indebtedness permitted to be incurred pursuant to the covenant described under this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant may also include (without double-counting) any “parallel debt” or similar obligations created in respect thereto.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a non-U.S. dollar currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced; provided further, that if and for so long as any such Indebtedness is subject to an agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such indebtedness, the amount of such Indebtedness, will be deemed to be the amount of the principal payment required to be made under such agreement or arrangement determined in U.S. dollars in accordance with the first clause of this sentence. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Parent and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person;

(4)	the greater of the liquidation preference or the maximum fixed redemption or repurchase price of the Disqualified Shares, in the case of Disqualified Shares; and

(5)	the Attributable Debt related thereto, in the case of any lease that is part of a sale and leaseback transaction.

In each case above, Indebtedness permitted to be incurred also is permitted to include any “parallel debt” or similar obligations created in respect thereof.

Liens

The Issuer will not, and the Parent will not cause or permit the Issuer to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any of its property other than Issuer Permitted Liens.

The Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Parent or any of its Restricted Subsidiaries constituting Collateral, whether owned on the Issue Date or acquired after the Issue Date other than Permitted Collateral Liens.

The Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Parent or any of its Restricted Subsidiaries not constituting Collateral, whether owned on the Issue Date or acquired after the Issue Date securing Indebtedness unless contemporaneously with the incurrence of such Liens provision is made to secure the Indebtedness due under the Notes (including any Additional Notes) or, in respect of Liens on any Guarantor’s property or assets, any Guarantee of such Guarantor, equally and ratably with the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Any such Lien in favor of the Trustee and the Holders of the Notes will be automatically and unconditionally released and discharged concurrently with (i) the release of the Lien which gave rise to the Lien in favor of the Trustee and the Holders of the Notes (other than as a consequence of an enforcement action with respect to the assets subject to such Lien); (ii) upon the full and final payment of all amounts payable by the Issuer and the Guarantors under the Notes, the Indenture and the Guarantees; or (iii) upon legal defeasance or satisfaction and discharge of the Notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Parent or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Parent or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Parent or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Parent or any of its Restricted Subsidiaries provided that (x) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common Capital Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Parent or any Restricted Subsidiary to other Indebtedness Incurred by the parent or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements and instruments as in effect on the Issue Date (including the Existing Notes and the indenture governing the Existing Notes, the Existing Guarantees and any security documents related to the foregoing) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments with, as applicable, the same or different counterparties; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive or materially less favorable to the Holders of the Notes, in each case, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)	the Indenture, the Notes (including any Additional Notes), the Guarantees, the Security Documents, the New Secured Notes Indenture, the New Secured Notes, the New Secured Notes Guarantees and any security documents relating to the New Secured Notes;

(3)	any applicable law, rule, regulation or order;

(4)	any instrument or agreement of or relating to a Person or property or asset acquired by the Parent or any of its Restricted Subsidiaries in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and its Subsidiaries; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred and was not incurred in connection with or in contemplation of such acquisition;

(5)	customary non-assignment provisions in contracts, leases, and licenses and similar contracts entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	solely with respect to clause (3) of the preceding paragraph, Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(9)	customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Parent’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(10)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11)	net worth provisions in leases and other agreements entered into by the Parent or any Restricted Subsidiary in the ordinary course of business;

(12)

(x) any agreement or instrument relating to (a) Indebtedness of the Parent or any Restricted Subsidiary permitted to be incurred under clause (1) of the second paragraph of covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock,” if the encumbrances or restrictions contained in the relevant agreement, taken as a whole, are not materially less favorable to the Holders of the Notes than is customary in comparable financings or agreements (as to which a determination in good faith by the Board of Directors shall be conclusive) or (b) Capital Markets Debt permitted to be incurred under the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock” if the encumbrances or restrictions contained in the relevant agreement, taken as a whole, are not materially less favorable to the Holders of the Notes than those contained in the Indenture (as to which a determination in good faith by the Board of Directors shall be conclusive) and (y) either (i) the Board of Directors has determined in good faith that such encumbrance or restriction will not materially adversely affect the ability of the Issuer to make payments of principal and interest on the Notes when due; or (ii) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13)	any encumbrances or restrictions with respect to the Indenture, the Notes, any Guarantee or the Security Documents or the New Secured Notes Indenture, the New Secured Notes, the New Secured Notes Guarantees and any security documents relating to the New Secured Notes; and

(14)	any encumbrance or restriction applicable to a Restricted Subsidiary at the time it becomes a Restricted Subsidiary that is not created in contemplation thereof shall not be deemed to be so created), provided that such restriction apply only to such Restricted Subsidiary, and provided further that the exception provided by this clause (14) shall not apply to any encumbrance or restriction contained in any Indebtedness that refunds, refinances, replaces, defeases or discharges any Indebtedness which was in existence at the time such Restricted Subsidiary became a Restricted Subsidiary.

Merger, Consolidation or Sale of Assets

Neither the Parent nor the Issuer may, directly or indirectly: (x) merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not the Parent or the Issuer (as applicable) is the surviving corporation); or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole or the Issuer and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Parent or the Issuer (as applicable) is the surviving Person (the “Successor”); or (b) the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of any European Union Member State, Switzerland, Norway, Canada, the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer or the Parent (as applicable) under the Notes or the Parent’s Guarantee, respectively, the Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee;

(3)	immediately after giving pro forma effect to such transaction, no Default or Event of Default exists and is continuing; and

(4)	the Parent, the Issuer (as applicable) or the Person formed by or surviving any such merger, consolidation, amalgamation or other business combination (if other than the Parent or the Issuer (as applicable)), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

(a)	(unless the transaction involves a merger with a corporation having no Indebtedness, material assets, material contractual obligations or material liabilities, in which the Parent survived), on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (i) will be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) the Parent’s Consolidated Leverage Ratio remains the same or improves as a result of the transaction; and

(b)	furnishes to the Trustee an Officers’ Certificate stating that the transaction complies with the Indenture.

In addition, neither the Parent nor the Issuer may, directly or indirectly, lease all or substantially all of its properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

A Guarantor (other than the Parent) may not:

(1)	directly or indirectly merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not such Guarantor is the surviving corporation); or

(2)	sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets (including by way of liquidation or similar transaction), taken as a whole, in one or more related transactions, to another Person; unless

(a)	in the case of CEDC International sp. z.o.o. (“CEDC International”) (i) CEDC International is the surviving entity or (ii) the Person formed by surviving such merger is incorporated in the same jurisdiction as the Guarantor subject to the merger, in the United States or in the European Union;

(b)	immediately after giving pro forma effect to such transaction, no Default or Event of Default exist and is continuing; and

(c)	either:

(i)	if such entity remains (or its successor will remain) a Subsidiary Guarantor: (A) such Guarantor is the surviving Person; or (B) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor or another Guarantor) or to which such sale, assignment, transfer, conveyance or other distribution has been made if not a Guarantor assumes all the obligations of that Guarantor under the Indenture and its Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

(ii)	the merger, consolidation, amalgamation or other combination or sale or disposition of all or substantially all of its assets complies with the covenant described in the first paragraph under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sale”;

Notwithstanding this “Merger, Consolidation or Sale of Assets” covenant:

(1)	any Guarantor may merge, consolidate, amalgamate or otherwise combine with or into an Affiliate primarily for the purpose of reincorporating such Guarantor under the laws of any European Union Member State, Switzerland, Norway, Canada, Russia, Cyprus, Luxembourg, the United States, any state of the United States or the District of Columbia (except that the Parent may so reincorporate only in any state of the United States or any European Member Union State); and

(2)	a Restricted Subsidiary may merge, consolidate, amalgamate or otherwise combine with or into or sell, assign, transfer, convey, lease or otherwise dispose of assets to the Parent or any of its Restricted Subsidiaries.

Any successor entity (if other than a Guarantor or the Issuer, as the case may be) will succeed to, and be substituted for, and may exercise every right and power of, the non-surviving Guarantor or the Issuer, as the case may be, under the Indenture, the Notes, the non-surviving Guarantor’s Guarantee, the Intercompany Loans and the Security Documents (and other relevant agreements hereunder), in each case, to the extent a party thereto, and, upon such substitution, the predecessor Person shall be released.

Transactions with Affiliates

The Parent will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Parent (each, an “Affiliate Transaction”) or series of transactions having a value greater than $2.5 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Parent or the relevant Restricted Subsidiary than those that reasonably could be obtained at the time of such transaction in arm’s-length dealings in a comparable transaction with a Person that is not an Affiliate; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Parent shall have received an opinion as to the fairness to the Parent and its Restricted Subsidiaries of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate issued by an accounting, appraisal or investment banking firm of international standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Parent or any of its Restricted Subsidiaries in the ordinary course of business and compensation (including bonuses and equity compensation) paid to and other benefits (including retirement, health and other benefit plans) and indemnification arrangements provided on behalf of directors, officers and employees of the Parent or any Restricted Subsidiary;

(2)	transactions between or among or primarily for the benefit of the Parent and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Parent) that is an Affiliate of the Parent solely because the Parent owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Equity Interests of the Parent, restricted share plans, long-term incentive plans, share appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of directors, officers and employees approved by the Board of Directors;

(5)	Guarantees issued by the Parent or a Restricted Subsidiary in accordance with “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6)	the performance of obligations of the Parent or any Restricted Subsidiary under the terms of any agreement to which the Parent or any Restricted Subsidiary is a party on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms, taken as a whole, are not more materially disadvantageous to the Holders than the terms of the agreements in effect on the Issue Date;

(7)	any issuance of Equity Interests (other than Disqualified Stock) of the Parent to Affiliates of the Parent;

(8)	any Restricted Payment that does not violate the provisions of the Indenture described above under the caption “—Restricted Payments” or Permitted Investments;

(9)	loans or advances to employees in the ordinary course of business not to exceed $2.5 million in the aggregate at any one time outstanding;

(10)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Parent and/or one or more Restricted Subsidiaries, on the one hand, and any other Person with which the Parent or such Restricted Subsidiaries are required or permitted to file a consolidated tax return or with which the Parent or such Restricted Subsidiaries are part of a consolidated group for tax purposes, on the other hand, provided that any payments by the Parent and the Restricted Subsidiaries required under such agreement are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(11)	transactions contemplated by supply, purchase or sale agreements with suppliers or purchasers or sellers of goods or services (other than the Parent or its Restricted Subsidiaries) in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are in the aggregate fair to the Parent or the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or senior management of the Parent, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated Person;

(12)	any of the transactions contemplated in the Restructuring Transactions as described in this Offering Memorandum; and Disclosure Statement; and

(13)	the granting and performance of SEC registration rights for securities of the Parent.

Business Activities

The Parent will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Parent and its Restricted Subsidiaries taken as a whole.

Limitation on Activities of the Issuer

Notwithstanding anything contained in the Indenture to the contrary, the Issuer will not engage in any business activity or undertake any other activity, except any activity (a) relating to the offering, sale or issuance of the Notes, the PIK Notes, the Additional Notes, if any, the New Secured Notes and any Capital Markets Debt (including the Existing Notes) the incurrence of Indebtedness represented by the Notes, the PIK Notes, the Additional Notes, if any, the New Secured Notes , and any Capital Markets Debt, lending or otherwise advancing the proceeds thereof to any Guarantor and any other activities in connection therewith, (b) undertaken with the purpose of fulfilling any obligations under the Notes, the PIK Notes, the Additional Notes, the Indenture the New Secured Notes Indenture, the New Secured Notes or any Capital Markets Debt or any security documents or other agreements relating to any of the foregoing, (c) directly related to the establishment and/or maintenance of the Issuer’s corporate existence, or (d) performing any act incidental to or necessary in connection with any of the above or (e) other activities that are not specified in (a) through (d) above that are de minimis in nature.

The Issuer shall not (a) incur any Indebtedness other than the Indebtedness represented by the Notes and, subject to compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, Additional Notes, the New Secured Notes and any Capital Markets Debt, (b) issue any Capital Stock other than the issuance of its ordinary shares to the Parent, any Wholly Owned Restricted Subsidiary of the Parent or otherwise in a de minimis amount to local residents to the extent required by applicable law or (c) make any Restricted Payment or Permitted Investment, other than cash, Cash Equivalents and Intercompany Loans.

The Issuer shall not create, incur, assume or suffer to exist any Lien of any kind (other than Issuer Permitted Liens) against or upon any of its property or assets, or any proceeds therefrom.

The Issuer shall at all times remain a Wholly-Owned Restricted Subsidiary of the Parent.

The Issuer shall not merge, consolidate, amalgamate or otherwise combine with or into another Person except the Parent or a wholly owned Guarantor, or sell, convey, transfer, lease or otherwise dispose of (other than any Issuer Permitted Collateral Lien, or any Restricted Payment or Permitted Investment permitted by the covenant described under this caption “—Limitation on Activities of the Issuer”) any material property or assets to any Person except the Parent or a wholly owned Guarantor, provided that, in the event it so combines with the Parent or a wholly owned Guarantor or so disposes of property or assets to the Parent or a wholly owned Guarantor, then immediately after such transaction the Parent or such wholly owned Guarantor shall (a) assume all of the obligations of the Issuer under the Indenture and the Notes pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (b) deliver to the Trustee an Officers’ Certificate which complies with applicable provisions of the Indenture or investments in the Notes, the Guarantees, Existing Notes and the guarantees of the Existing Notes.

For so long as any Notes are outstanding, none of the Issuer, the Parent or any other Guarantor will commence or take any action to cause a winding-up or liquidation of the Issuer.

Except as provided in the Indenture, the Issuer shall not, and the Parent shall procure that the Issuer does not, assign or novate its rights under the Intercompany Loans.

Limitations on Activities of Jelegat Holdings Limited

The Parent and the Issuer will procure that Jelegat Holdings Limited will not, without the prior written consent of the Trustee: (a) sell, factor, discount, transfer, assign, lend or otherwise dispose of any of its right, title or interest in or to the RAG On-Loans, nor will it create or permit to be outstanding any mortgage, pledge, Lien, charge, encumbrance or other security interest over the RAG On-Loans, other than in accordance with the Indenture; (b) engage in any business other than: (i) making and performing its obligations under the RAG On-Loans; (ii) issuing and performing its obligations under the Proceeds Loan; (iii) entering into, exercising rights under, performing obligations under or enforcing the RAG Transaction Documents; (iv) activities directly related to the establishment and/or maintenance of the Jelegat Holdings Limited’s corporate existence; (v) performing any act incidental to or necessary in connection with any of the above or (vi) other activities that are not specified in (a) through (d) above that are de minimis in nature; (c) amend its constitutional documents (other than as is reasonably appropriate to implement the provisions of this Description of New Convertible Secured Notes); (d) have any subsidiaries; (e) have any employees (for the avoidance of doubt, the Directors of Jelegat Holdings Limited do not constitute employees); (f) issue any shares (other than such shares as are in issue as at the Issue Date) and other Equity Interests (other than Disqualified Stock) issued to CEDC International sp z.o.o.) nor redeem or purchase any of its issued share capital; (g) amend any term or condition of any of the Proceeds Loan or the RAG On-Loans (save in accordance with the terms of the Indenture including amendments permitted under the covenant entitled “Amendments to or Prepayments of the Intercompany Loans”); (h) incur any Indebtedness for borrowed money or any guarantees other than in respect of the Proceeds Loan or any document entered into in connection with the Proceeds Loan or the sale thereof or pursuant to the terms of the Indenture; (i) enter into any reconstruction, amalgamation, merger or consolidation; (j) enter into any lease in respect of, or own premises; (k) agree to any amendment to any provision of or grant any waiver or consent under the RAG Transaction Documents to which it is a party or execute any agreement (save in accordance with the terms of the Indenture); or (l) otherwise than as contemplated in the RAG Transaction Documents, release from or terminate the appointment of a collateral manager under a collateral management agreement or a collateral administrator under a collateral administration agreement (including in each case any transactions entered into thereunder) or release any of them from any executory obligation thereunder.

Jelegat Holdings Limited will pay its debts as they fall due. Jelegat Holdings Limited will do all such things as are necessary to maintain its corporate existence.

Additional Security and Guarantees

If the Parent or any Restricted Subsidiary acquires or creates another Significant Subsidiary, then: (i) such Significant Subsidiary shall become a Guarantor, within 20 Business Days of having been acquired or created; (ii) the parent of such Significant Subsidiary shall have executed one or more Security Documents granting to the relevant Security Agent for the benefit of the Holders of the Notes a first priority pledge of shares in such Significant Subsidiary within such 20 Business Day period (subject to Permitted Collateral Liens); and (iii) the parent of such Significant Subsidiary shall have taken all reasonably required steps under applicable law and undertaken other customary procedures in connection with the granting of such security interests, provided, however, that no Significant Subsidiary will be required to become a Guarantor nor shall its shares be required to be so pledged to the extent and for so long as the incurrence of such Guarantee: (x) would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to the parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost expense, liability or obligation (including any tax) other than de minimis costs and expense; (y) would be prohibited by the terms of any agreement with holders of a direct or indirect minority interest in such Restricted Subsidiary, provided that the Parent or the relevant Restricted Subsidiary has used commercially reasonable efforts to obtain consent from the holders of the minority equity interest in such Restricted Subsidiary; or (z) would be prohibited by any Acquired Debt in respect of such new Significant Subsidiary and such Acquired Debt is otherwise permitted to be incurred under the Indenture and provided such Acquired Debt has not been incurred in contemplation of, or in connection with, the transaction or series of transactions pursuant to which such Person becomes a Significant Subsidiary of or was otherwise acquired by the Parent or a Restricted Subsidiary. Each new Guarantor shall execute a supplemental indenture. Notwithstanding the foregoing, the Copecresto Subsidiaries will not be required to become Guarantors, regardless of whether they become Significant Subsidiaries, provided that on each Guarantor Testing Date (as defined below), the total number of Guarantees provided by the Restricted Subsidiaries does not fall below the 85% threshold set forth in the following paragraph.

After the Issue Date, the Parent will cause one or more additional Restricted Subsidiaries: (x) to become a Guarantor; and (y) to execute a supplemental indenture, so that Guarantees are provided by such Restricted Subsidiaries of the Parent whose aggregate unconsolidated EBITDA and assets, taken together with the unconsolidated EBITDA and assets of the Parent, comprise at least 85% of the Consolidated EBITDA and consolidated assets of the Parent, respectively, determined as of each date (the “Guarantor Testing Date”) on which the Parent is required to provide to the Trustee and the Holders of the Notes: (i) an annual report; or (ii) a quarterly report in accordance with the provisions set out in the covenant “Reports”, in each case after giving pro forma effect to any sales or other distributions of assets not reflected therein, and in each case except to the extent that the incurrence of such Guarantees: (i) would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to Parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost, expense, liability or obligation (including any tax) or than de minimis costs and expenses; (ii) would be prohibited by the terms of any agreement with holders of a minority equity interest in such Restricted Subsidiary, provided that the Parent or the relevant Restricted Subsidiary has used commercially reasonable efforts to obtain consent from the holders of the minority equity interest in such Restricted Subsidiary; or (iii) would be prohibited by any Acquired Debt in respect of such new Restricted Subsidiary and such Acquired Debt is otherwise permitted to be incurred under the Indenture and provided such Acquired Debt has not been incurred in contemplation of, or in connection with, the transaction or series of transactions pursuant to which such Person becomes a Restricted Subsidiary.

The Parent will cause any Significant Subsidiary that is not a Guarantor (other than one or more of the Copecresto Subsidiaries) that guarantees any third-party interest bearing Indebtedness for borrowed money of any Guarantor or the Issuer to execute and deliver to the Trustee a supplemental indenture pursuant to which such Significant Subsidiary will, to the maximum extent permitted by law, guarantee payment of the Notes on substantially the same terms and conditions as those set forth in the Indenture; provided, however, that no

Restricted Subsidiary will be required to become a Guarantor to the extent and for so long as a consequence of the incurrence of such Guarantee would be reasonably likely to result in any violation of applicable law that cannot be avoided or otherwise prevented through measures reasonably available to the Parent or such Significant Subsidiary, any liability for the officers, directors or shareholders of such Significant Subsidiary or any current or future cost, expense, liability or obligation (including any tax) other than de minimis costs and expenses.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Parent may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default, provided that in no event will the business currently operated by any of the Parent and CEDC International, be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Parent and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Parent; provided that this restriction shall not apply if the subsidiary has less than $1,000 of total assets. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Parent may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Parent as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Parent as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, the Parent will be in default of such covenant. The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Parent of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if: (i) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (ii) no Default or Event of Default would be in existence following such designation.

Sale and Leaseback Transactions

The Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that any Guarantor may enter into a sale and leaseback transaction if:

(1)	that Guarantor, as applicable, could have: (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2)	the net cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)	the Parent or a Restricted Subsidiary applies the net proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales.”

Impairment of Security Interest

The Parent shall not and shall not permit any Restricted Subsidiary to take or knowingly or negligently omit to take any action which action or omission would have the result of materially impairing the security interest with respect to the Collateral (it being understood that the incurrence of Liens on the Collateral permitted by the definition of Permitted Collateral Liens (including the release and re-taking of one or more Liens in connection with the incurrence of Permitted Collateral Liens) shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral) for the benefit of the Trustee and the Holders of the Notes (including any Additional Notes),, and the Parent shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Security Agents, for the benefit of the Trustee and the Holders of the Notes (including any Additional Notes) and the other beneficiaries described in the Security Documents, any interest in any of the Collateral; provided that the Parent and its Restricted Subsidiaries may incur Liens on the Collateral permitted by the definition of Permitted Collateral Liens; provided further, however, that (a) nothing in this provision shall restrict the release or replacement of any Collateral in compliance with the terms of the Indenture, the Security Documents and any intercreditor agreements; and (b) any Collateral or any Security Document relating to any Collateral may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced (i) if contemporaneously with any such action, the Parent delivers to the Trustee an Officers’ Certificate confirming that the Parent is solvent or an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement (an “Amendment”), the Lien or Liens (other than in respect of Liens on assets that have been added to the Collateral as a result of such Amendment) created under any Security Document relating to any Collateral so amended, extended, renewed, restated, supplemented, modified or replaced are valid Liens enforceable in accordance with their terms against the grantor of the Liens and not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such Amendment; or (ii) to allow for the conversion of an entity the shares of which constitute Collateral to another form of Person (or to allow for conversion, recapitalization or similar transactions involving the shares or other Equity Interests of any such entity) if contemporaneously with any such action, the Parent delivers to the Trustee an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such an Amendment, the Lien or Liens created in respect of such Collateral so amended, extended, renewed, restated, supplemented, modified or replaced are valid Liens enforceable in accordance with their terms against the grantor of the Liens. In the event that the Parent complies with the requirements of this covenant, the Trustee and the Security Agents shall consent to any such Amendment without the need for instructions from Holders of the Notes.

Delivery of Security and Guarantees

The Parent will use its reasonable efforts to deliver on the Issue Date or as soon as practicable thereafter: (i) pledges (or charges) of shares in the Issuer and the U.S. Guarantors (other than the Parent), and, subject to filing, registration and similar requirements Dancraig Wine & Spirits Trading, the Whitehall Subsidiaries and the Luxembourg Guarantors, and evidence of the deposit for filing, application for registration thereof or compliance with other similar requirements; (ii) financial pledges and executed registered pledge agreements, subject to registration, of the Polish Guarantor shall be required to be so pledged on the Issue Date; (iii) pledges of, or in the applicable jurisdictions, assignments of rights under, each Specified Bank Account of the Issuer and each Guarantor (other than the Russian Guarantors) as of the Issue Date; and (iv) a pledge (or assignment) of the Intercompany Loan made by the Issuer to CEDC International and, upon funding, pledges (or assignments) of the Intercompany Loan made by the Issuer to Jelegat Holdings Limited and the RAG On-Loans.

The Parent will use its reasonable efforts to, within 15 Business Days after the Issue Date or as soon as is reasonably practicable thereafter: (i) deliver pledges of shares in the Cyprus Guarantors; and (ii) deliver pledge agreements, and evidence of the filing thereof for registration with the appropriate authority, over the Intellectual Property Rights.

The Parent will use its reasonable efforts to, within two months after the Issue Date or as soon as is reasonably practicable thereafter or: (i) deliver registered pledges of participatory interests of or shares in, as appropriate, the Russian Guarantors; (ii) deliver a registered business quota pledge of the Hungarian Guarantor; (iii) deliver assignment of rights under each non-Russian Specified Bank Account and withdrawal rights agreements for each Russian Specified Bank Account of the Russian Guarantors; and (iv) deliver mortgage agreements and evidence of filing motions with the appropriate Polish registry to register mortgages over the real property and fixtures of CEDC International production plants.

The Parent will use its reasonable efforts to deliver within six months after the Issue Date or as soon as is reasonably practicable thereafter, mortgage agreements and evidence of filing motions with the appropriate registry to register the mortgages over real property, land rights and fixtures (to the extent qualified as real property under Russian law) of the Russian Alcohol Group’s Siberian Distillery and First Kupazhniy Factory.

At any time that the Issuer or any Guarantor creates, acquires or otherwise owns or holds a Specified Bank Account after the Issue Date, the Parent shall use its reasonable best efforts to deliver pledges or, in the applicable jurisdictions, assignments of rights under each Specified Bank Account (or withdrawal rights agreements in the case of any Russian Specified Bank Account of a Russian Guarantor) as promptly as reasonably practicable.

With respect to any security that may be required to be given in respect of Specified Bank Accounts that is not currently permitted by Existing Indebtedness, the Parent will use reasonable efforts to obtain relevant consents or amendments to allow such security to be given upon or prior to the requirement so arising. In obtaining any consent or amendment required in respect of any such security agreed to be provided, no covenant herein shall require that the Parent or any of its subsidiaries pay any fee or other payment that is unduly burdensome, as determined in the good faith judgment of the senior officers or Board of Directors of the Parent.

Listing

The Parent will use its reasonable efforts to list and maintain the listing of the Notes on the Irish Stock Exchange; provided, however, that if the Parent is unable to list the Notes on the Global Exchange Market of the Irish Stock Exchange or if maintenance of such listing becomes unduly onerous, it will use its reasonable efforts to maintain a listing of such Notes on another recognized stock exchange.

Payments for Consent

The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement, other than any Holder who waives the right to receive all or any part of such consideration.

Amendments to or Prepayments of the Intercompany Loans

Without the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, (i) prepay or otherwise reduce or permit the prepayment or reduction of any Intercompany Loan; or (ii) amend, modify or alter the Intercompany Loans in any manner adverse to the Holders of the Notes; provided, that, without the consent of each Holder affected thereby, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, amend, modify or alter any Intercompany Loan to:

(1)	other than as permitted by a majority of the Holders pursuant to (i) above, change the Stated Maturity of the principal of, or any installment of interest on such loan;

(2)	reduce the rate of interest on such loan to below the interest rate on the Notes; (3) change the currency for payment of principal or interest on such loan;

(4)	reduce the above-stated percentage of Notes the consent of whose Holders is necessary to modify or amend such loans;

(5)	waive a default in the payment of any amount under such loan; or

(6)	sell or transfer such loan other than pursuant to its terms or as otherwise permitted by the Indenture (including in connection with a transaction that is subject to and complies with the covenant described under “—Merger, Consolidation or Sale of Assets”).

Notwithstanding the foregoing, (i) the Intercompany Loans may be amended to provide for the issuance of Additional Notes, or additional New Secured Notes to cure any ambiguity, mistake, omission, defect or inconsistency and to provide for the assumption by a successor Person, and may be prepaid or reduced to facilitate or otherwise accommodate or reflect a repayment, redemption or repurchase of New Convertible Notes or the New Secured Notes and (ii) the Intercompany Loans may be novated or assigned to any Guarantor.

Reports

Whether or not the Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise is required to report on an annual basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Parent to file with, or furnish to, the SEC and to provide the Trustee with annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (or any successor form), in each case containing the information required to be contained therein, in accordance with the requirements for filing such reports prescribed by the SEC applicable to the Parent and as such requirements may be modified by the SEC from time to time. The requirement to provide any such report to the Trustee shall be deemed satisfied if such report has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system (or any successor method of filing).

In addition to the foregoing, the Parent shall provide the Trustee, within 10 days after it files with, or furnishes to, the SEC, copies of any other information, documents and reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file with the SEC pursuant to Section 13 of 15(d) of the Exchange Act or is required to furnish to the SEC pursuant to the Indenture.

If the Parent has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the Notes and footnotes thereto, and in the “Operating Review and Financial Prospects”, of the financial condition and results of operations of the Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Parent.

The Parent, the Issuer and the Guarantors agree that, for so long as any Notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the Trustee and to the Holders of Notes and bona fide prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. In addition, for so long as the Notes are listed on the Global Exchange Market of the Irish Stock Exchange and the rules of the exchange so require, all such reports will be available at the office of the Irish Paying Agent. The rules of the Irish Stock Exchange do not currently require an Irish Paying Agent.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on if any, with respect to, the Notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Company to comply with its obligation to convert the Notes in accordance with the indenture upon exercise of a holder’s conversion right, and that failure continues for a period of 15 days;

(4)	failure by the Parent or any of its Significant Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(5)	failure by the Parent or any of its Restricted Subsidiaries for 30 days after written notice to the Parent by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other agreements in the Indenture or the Security Documents;

(6)	default (after giving effect to any applicable grace period) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Parent or any of its Restricted Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7)	failure by the Parent or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days;

(8)	breach by the Parent or any of its Restricted Subsidiaries of any material representation or warranty or agreement in the Security Documents, the repudiation by the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) of any of its obligations under the Security Documents or the unenforceability of the Security Documents against the Parent or any of its Restricted Subsidiaries for any reason;

(9)	except as permitted by the Indenture, any Guarantee of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), or any Person acting on behalf of any such Person, denies or disaffirms its obligations under its Guarantee;

(10)	(x) any Intercompany Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any Intercompany Borrower asserts that any Intercompany Loan is fully or partially invalid and (y) the Guarantee of the Parent is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or the Parent, or any Person acting on behalf of any the Parent, denies or disaffirms its obligations under its Guarantee; or

(11)	(i) any RAG On-Loan ceases to be in full force and effect or is declared fully or partially void in a judicial proceeding or any RAG Intercompany Borrower asserts that any RAG On-Loan is fully or partially invalid, (ii) the repudiation or disaffirmation by Russian Alcohol Finance Limited of its obligations under any of the Security Documents or the determination in a judicial proceeding that any of the Security Documents is unenforceable or invalid against Russian Alcohol Finance Limited for any reason, (iii) any Security Document ceases to be in full force and effect (other than in accordance with its respective terms or the terms of the Indenture), or ceases to be effective in all material respects to grant a Security Agent a perfected Lien on the RAG On-Loans with the priority purported to be created thereby or; (iv) the Issuer or Russian Alcohol Finance Limited amends any constitutional documents in any manner which adversely affects the enforceability, validity, perfection or priority of a Security Agent’s Lien on any RAG On-Loan or which adversely affects the value of any RAG On-Loan in any material respect;

(12)	(a) the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary), pursuant to or within the meaning of Bankruptcy Law:

(i)	commences a voluntary case or proceeding, or any other case or proceeding to be adjudicated bankrupt or insolvent, or consents to the filing of a petition, application, answer or consent seeking reorganization or relief;

(ii)	consents to the entry of an order or decree for relief against it in an involuntary case or proceeding, or to the commencement of any bankruptcy or insolvency case or proceeding against it;

(iii)	consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of it or for any substantial part of its property;

(iv)	makes a general assignment for the benefit of its creditors; or

(v)	admits in writing its inability to pay its debts generally as they become due; or

(b)	a court of competent jurisdiction enters an order or decree under Bankruptcy Law that:

(i)	is for relief against the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) in an involuntary case;

(ii)	adjudges the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment or composition of or in respect to the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

(iii)	appoints a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator (or other similar official) of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary) or for all or substantially all of the property of the Parent of any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary); or

(iv)	orders the winding-up or liquidation of the Parent or any of its Significant Subsidiaries (or any group of Subsidiaries which together would constitute a Significant Subsidiary);

and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default described in clause (12) above, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes.

The Issuer and the Parent are required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuer and the Parent are required to deliver to the Trustee within thirty days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer, the Parent or any other Guarantor, as such, will have any liability for any obligations of the Issuer, the Parent or any other Guarantors under the Notes, the Indenture, the Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(2)	the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes. If the Issuer exercises its Legal Defeasance option, the Guarantor (other than the Parent) will be released from its Guarantee and the Security Documents to which it is a party. The Issuer may exercise its Legal Defeasance option notwithstanding its earlier exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuer must irrevocably deposit with the Trustee or its designee, in trust, for the benefit of the Holders of the Notes, cash, non-callable government securities, or a combination of cash and non-callable government securities (such cash and government securities will be denominated in U.S. dollars in amounts corresponding to the obligations under the Notes), in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer must deliver to the Trustee (a) an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling; or (ii) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; and (b) payments from the defeasance trust can be made free and exempt from any and all withholding and other taxes or whatever nature imposed or levied by or on behalf of the Republic of Poland or any taxing authority thereof;

(3)	in the case of Covenant Defeasance, the Issuer must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Parent or any other Guarantor is a party or by which the Parent or any other Guarantor is bound;

(6)	the Parent and the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer or any Guarantor with the intent of preferring the Holders of Notes over the other creditors of the Issuer or any Guarantor with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(7)	the Parent and the Issuer must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes, any of the Security Documents or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and, subject to certain exceptions, any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes, any of the Security Documents or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes issued thereunder and held by a non-consenting holder):

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the Stated Maturity of any Note or reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “—Optional Redemption” or “—Mandatory Redemption”, or, once an obligation to repurchase has arisen thereunder, as described under “—Repurchase at the Option of Holders in connection with a Change of Control”;

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	make any Note payable in money other than that stated in the Notes;

(5)	make any change in the provisions of the Indenture relating to waivers of past Defaults which require the consent of Holders of at least 90% of the then outstanding principal amount of Notes outstanding;

(6)	impair the right of any Holder of Notes to receive payments of principal of, or interest or premium on, the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	change the ranking of the Notes, the Guarantees or the Security granted under the Security Documents;

(8)	release any Lien on the Collateral except as permitted by the Indenture and the Security Documents;

(9)	modify or release any of the Guarantees in any manner materially adverse to the Holders of the Notes other than in accordance with the terms of the Indenture;

(10)	make any change that adversely affects the conversion rights of any Notes; or

(11)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding two paragraphs, without the consent of any Holder of Notes, the Issuer, the Guarantors, the Trustee and/or the Security Agents may amend or supplement (or take any other action or enter into any other document contemplated by “—Impairment of Security Interest”), the Indenture, the Notes, the Guarantees or the Security Documents:

(1)	to cure any ambiguity, mistake, omission, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption by a successor Person of the Issuer’s or a Guarantor’s obligations to Holders of Notes and Guarantees pursuant to the Indenture;

(4)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture, the Notes, the Guarantees or the Security Documents of any such Holder in any respect;

(5)	to conform the text of the Indenture, the Guarantees, the Security Documents, the Intercompany Loans or the Notes to any provision of this “Description of New Convertible Secured Notes” to the extent that such provision in this “Description of New Convertible Secured Notes” was intended to be a verbatim or substantially verbatim recitation of a provision of the Indenture, the Guarantees, the Security Documents or the Notes;

(6)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture and to make such changes as may be required to the Security Documents (and any intercreditor agreement) to accommodate and implement such issuance of Additional Notes;

(7)	to allow any Subsidiary to execute a supplemental indenture and/or a Guarantee with respect to the Notes or to further secure the Notes;

(8)	to enter into, amend or supplement any intercreditor agreement with the holder, and/or any agent in respect thereof, of any other Indebtedness permitted to be incurred under the Indenture; provided that no such intercreditor agreement shall provide that the Notes or any Guarantee are subordinated to any such Indebtedness or subject to any payment blockage or enforcement standstill or that any Lien securing the Notes or the Guarantees ranks behind any Lien securing such Indebtedness;

(9)	evidence and provide for the acceptance and appointment under the Indenture or Security Documents of a successor Trustee or Security Agent pursuant to the requirement thereof;

(10)	in the event that Notes are issued in certificated form, to make appropriate amendments to the Indenture to reflect an appropriate minimum denomination of certificated Notes and establish minimum redemption amounts for certificated Notes; or

(11)	to the extent necessary to provide for the granting of a security interest for the benefit of any Person (including any release and re-grant of a Lien) and as otherwise contemplated by “—Certain Covenants—Impairment of Security Interest,” provided that, in each case, such amendment, supplement, modification, extension, renewal, restatement or replacement does not violate such covenant.

At the request of the Parent, the Issuer or any Subsidiary Guarantor, the Trustee and Security Agents are authorized to enter into one or more intercreditor agreements, and one or more amendments, extensions, renewals, restatements, supplements, modifications or replacements to any intercreditor agreement; provided that the terms thereof are not prohibited by any term of the Indenture.

Each Holder of the Notes agrees to and accepts the terms and conditions of any intercreditor agreement and the entry by the Trustee into any intercreditor agreement and the performance by the Trustee of its obligations and the exercise of its rights thereunder and in connection therewith.

The Trustee will be entitled to request, and rely absolutely on without further inquiry an opinion of counsel and an Officers’ Certificate.

Acts by Holders

In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by the Issuer, any Guarantor or by any Subsidiary of the Parent will be disregarded and deemed not to be outstanding.

Satisfaction and Discharge

The Indenture (and all Liens on Collateral created pursuant to the Security Documents) and the Guarantees will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment U.S. dollars has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer, the Parent or any other Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in dollars, non-callable government securities, or a combination of cash in dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3)	the Issuer, the Parent or any other Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer and the Parent must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Judgment Currency

U.S. dollars is the sole currency of account and payment for all sums payable by the Issuer or any Guarantor under the Notes, any Guarantee thereof and the Indenture. Any amount received or recovered in currency other than U.S. dollars in respect of the Notes, whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer or any Guarantor, shall constitute a discharge of the Issuer’s or the Guarantor’s obligation under the Indenture or the Notes, as the case may be, only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in other currency in accordance with normal banking procedures on the first Business Day following that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Note, the Issuer and each Guarantor, jointly and severally, shall indemnify and hold harmless the recipient from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the Indenture, the Notes or the Guarantees, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Consent to Jurisdiction and Service of Process

The Issuer and the Guarantors will irrevocably submit to the jurisdiction of any New York state or U.S. federal court located in The Borough of Manhattan, city of New York, State of New York in relation to any legal action or proceeding arising out of, related to or in connection with the Indenture, the Notes, the Guarantees and any related documents. Each of the Issuer and each of the Guarantors will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011, USA, as its agent for service of process in any such action or proceeding.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, or resign.

The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his/her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Calculations in Respect of Notes

Except as otherwise provided above, the Issuer will be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, accrued interest payable on the Notes and the amount of share to be converted as described in “—Conversion Rights”. The Issuer will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on Holders of Notes. The Issuer will provide a schedule of its calculations to the Trustee, and the Trustee is entitled to rely conclusively upon the accuracy of its calculations without independent verification. The Trustee will forward the Issuer’s calculations to any Holder of Notes upon the request of that holder.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the Indenture, the form of Notes and Guarantees and the Security Documents (when available) without charge by writing to Central European Distribution Corporation, Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004, Attention: Company Secretary.

Governing law

The Indenture, the Notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York. The Security Documents will be governed by and construed in accordance with the laws of the relevant jurisdictions of organization of the Issuer and the various Guarantors or the location or governing law of the Collateral or otherwise, as required under applicable law.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated, amalgamated or otherwise combined with or into, all or substantially all of its assets are transferred to, or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging, consolidating, amalgamating or otherwise combining with or into, transferring assets to, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person existing at the time such asset is acquired,

provided that Indebtedness which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of such asset acquisition or the transactions by which such Person is merged or consolidated with or into the Parent or any Restricted Subsidiary transferring assets to, or becomes a Restricted Subsidiary shall not constitute Acquired Debt.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition: (i) the terms “controlling,” “controlled by” and “under common control with” have correlative meanings; and (ii) “Affiliate” shall include funds advised by the specified Person.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Parent and its Restricted Subsidiaries taken as a whole or of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders in connection with a Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of the Parent’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the foregoing, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $20 million;

(2)	a transfer or other disposition of assets between or among the Parent and its Restricted Subsidiaries;

(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of the Parent to the Parent or to a Restricted Subsidiary of the Parent;

(4)	any sale or other disposition of inventory or of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	any Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	dispositions by the Parent or any of its Restricted Subsidiaries in connection with the waiver, compromise, settlement, release or surrender of any right, claim or receivable in the ordinary course of business or in bankruptcy or similar proceedings;

(8)	the sale or other disposition of assets received by the Parent or any of its Restricted Subsidiaries in connection with the waiver, compromise, settlement, release or surrender of any right or claim of the Parent or any of its Restricted Subsidiaries, provided, however that the net cash proceeds of such sale or disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales”;

(9)	dispositions in connection with Permitted Liens;

(10)	the licensing or sublicensing of intellectual property or other intangibles and licenses, leases or subleases of other property that do not interfere in any material respect with the business of the Parent or any of its Restricted Subsidiaries;

(11)	foreclosure, condemnation or similar action with respect to any property or other assets;

(12)	a disposition pursuant to the terms of a binding agreement in effect on the Issue Date or in effect at the time a Person becomes a Restricted Subsidiary, provided that such agreement was not entered into in contemplation of such Person becoming a Restricted Subsidiary, in each case, as amended, supplemented or otherwise modified after the Issue Date to the extent such modification with respect to such asset disposition is not materially less favorable to the Holders than the relevant agreement referred to in this clause (12);

(13)	the sale, lease, conveyance or other disposition of equipment, inventory, property or other assets in the ordinary course of business; and

(14)	the lease, assignment or sublease of any real or personal property in the ordinary course of business.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bankruptcy Law” means Title 11, United States Code or any similar federal, state, foreign law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

Unless otherwise stated herein, all references to the “Board of Directors” shall be to the Board of Directors of the Parent.

“Borrowing Base” means an amount equal to 50% of the sum of: (a) the net book value of the accounts receivable of the Parent and its Restricted Subsidiaries; and (b) the Inventory of the Parent and its Restricted Subsidiaries (determined as of the end of the most recently ended fiscal quarter for which consolidated financial statements of the Parent are publicly available, it being understood that the accounts receivable and inventory of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means any day that is not a Saturday or Sunday or other day on which banks and financial institutions in London, New York, or the jurisdiction of the exchange on which the Notes will be listed are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP (as in effect on the Issue Date for purposes of determining whether a lease is a Capital Lease Obligation), and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Markets Debt” means debt securities substantially similar to the Notes, other than with respect to interest, maturity and redemption provisions.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States of America or any state thereof, any European Union Member State (provided that the full faith and credit of the United States or such European Union Member State is pledged in support of those securities) in each case denominated in U.S. dollars, pounds sterling or euros and having maturities of not more than one year from the date of acquisition;

(2)	certificates of deposit, time deposits and other bank deposits in U.S. dollars, pounds sterling or euro with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any bank or trust company which is organized under the laws of a European Union Member State or the United States of America or any other state thereof or, in the case of any Restricted Subsidiary any such Investment in the direct obligations of any state or country in which such Restricted Subsidiary is organized or has operations; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A-1” or higher by Moody’s or “A+” or higher by S&P or the equivalent rating category of another internationally recognized rating agency;

(3)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(5)	money market funds (i) denominated in U.S. dollar, euro or pound sterling that are rated “A3” or higher by Moody’s or “AAA” or higher by S&P; or (ii) at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (4) of this definition.

“CEDC International” means CEDC International sp. z o.o.

“Change of Control” means the occurrence of any of the following:

(1)	the Parent consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Parent, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Parent is converted into or exchanged for (1) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation and/or (2) cash, securities or other property in any amount which could be paid by the Parent as a Restricted Payment under the Indenture; (ii) the Beneficial Owners of the Voting Stock of the Parent immediately before such transaction own, directly or indirectly, immediately after such transaction, at least a majority of the voting power of all Voting Stock of the surviving or transferee corporation or its parent corporation immediately after such transaction, as applicable; and (iii) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) or 14(d) of the Exchange Act) other than Roustam Tariko or Related Parties is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such surviving or transferee corporation or its parent corporation, as applicable, or has, directly or indirectly, the right to elect or designate a majority of the board of directors of the surviving or transferee corporation or its parent corporation, as applicable;

(2)	the consummation of any transaction, whether as a result of the issuance of securities of the Parent, any merger or consolidation, purchase or otherwise, the result of which is that any “person” or “group” of related persons (within the meaning of Sections 13(d) or 14(d) of the Exchange Act but excluding any Person that was a wholly owned Subsidiary of the Parent prior to such transaction) other than Roustam Tariko or Related Parties has become, directly or indirectly, the Beneficial Owner of more than 50% of the voting power of the Voting Stock of the Parent on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Parent convertible into or exercisable for Voting Stock of the Parent (whether or not such securities are then currently convertible or exercisable);

(3)	the consummation of any transaction pursuant to which the Parent or any of its Restricted Subsidiaries consolidates with, or merges with or into (or otherwise combines with), Roust Trading Limited or any of its Affiliates (other than the Parent and its Restricted Subsidiaries);

(4)	the consummation of any transaction pursuant to which Parent (or any Restricted Subsidiary) sells, conveys, transfers, or otherwise disposes of the Russian Alcohol Group to Roust Trading Limited or any of its Affiliates (other than the Parent and its Restricted Subsidiaries);

(5)	the consummation of any transaction that results in the reincorporation of the Parent and/or the Issuer in any jurisdiction other than the State of Delaware;

(6)	the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors; or

(7)	the adoption by the shareholders of the Parent of a plan for the liquidation or dissolution of the Parent.

“CEDC FinCo Exchange Offer” means the offer of Notes and New Convertible Secured Notes in exchange for Existing Notes pursuant to this Offering Memorandum and Disclosure Statement.

“Collateral” means the property and assets securing the Notes and/or the Guarantees as such may be amended, modified, restated, supplemented or replaced from time to time.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	the amount of minority interest expense deducted in calculating Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Parent will be added to Consolidated Net Income to compute Consolidated EBITDA of the Parent only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Parent by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders (but only to the extent that the foregoing restricts the ability of the Parent to procure that an amount of cash equal to the amount of such Net Income for such period is transferable to the Parent or any Restricted Subsidiary of the Parent).

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis as of such date of determination to (b) Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to such date of determination (the “Reference Period”); provided, however, that:

(1)	if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to the Incurrence of such Indebtedness and the application of the net proceeds thereof;

(2)

if the Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such Reference Period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement unless such Indebtedness has been permanently repaid and the related commitment terminated), the aggregate amount of Indebtedness shall be calculated on a pro forma basis giving effect to such repayment, repurchase, defeasance or discharge and Consolidated EBITDA shall be calculated as if the Issuer or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of the Reference Period the Parent or any Restricted Subsidiary shall have made any Asset Sale, Consolidated EBITDA for the Reference Period shall be reduced by an amount equal to Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for the Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for the Reference Period;

(4)	if since the beginning of the Reference Period the Parent or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or that is merged with or into the Parent) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of the Reference Period; and

(5)	if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such Reference Period) shall have Incurred any Indebtedness or made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Parent or a Restricted Subsidiary during the Reference Period, Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for the Reference Period shall be calculated after giving pro forma effect thereto as if such Incurrence of Indebtedness, Asset Sale, Investment or acquisition occurred on the first day of the Reference Period.

For purposes of this definition, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Parent. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period. The amount of Indebtedness of any Person at any date shall be determined after giving effect to any Currency Agreement then in effect that effectively converts the amount of such Indebtedness from one currency to another currency.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	solely for purposes of determining the amount available for Restricted Payments, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, but only to the extent that the foregoing restricts the ability of the Parent to procure that an amount of cash equal to the amount of such Net Income for such period is transferable to the Parent or any Restricted Subsidiary of the Parent;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5)	any currency translation gains and losses related to currency re-measurements of Indebtedness, any net loss or gain resulting from hedging transactions for currency exchange risk will be excluded, and any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1, Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement) will be excluded;

(6)	any expenses, charges or other costs related to the offering of the Notes, New Secured Notes (including, in each case, amortization of any such expenses, charges or other costs that have been capitalized) and any other issuance of Equity Interests of the Parent or debt financing will be excluded;

(7)	any adjustments to the initial purchase price allocation for acquisitions done after the initial assessment period to the extent such items were included in Consolidated Net Income will be excluded;

(8)	any gain or loss realized upon the sale or other disposition of any asset which is not sold or otherwise disposed of in the ordinary course of business will be excluded;

(9)	any item classified as a restructuring, direct acquisition related expense, extraordinary or other non-operating gain or loss, including the costs of and accounting for, financial instruments and any loss, charge, cost, expense or reserve in respect of any restructuring or bankruptcy proceedings including the Exchange Offers, the Plan of Reorganization or any alternative plan of reorganization, including any costs and expenses relating to legal, financial and other advisors, auditors and accountants, printer fees and expenses and any transaction (including any financing or disposition) or litigation related thereto) will be excluded;

(10)	any impairment loss relating to goodwill or other intangible assets will be excluded;

(11)	any premium, penalty, or fee paid in relation to any repayment, prepayment, redemption or purchase of debt will be excluded;

(12)	any noncash compensation charge or expense arising from any grant of stock, stock options or other equity based awards will be excluded; and

(13)	any capitalized, accrued or accreting or pay-in-kind interest on Subordinated Shareholder Funding will be excluded.

“Consolidated Senior Secured Leverage” means, as of any date of determination, the sum of the total amount of Senior Secured Indebtedness of the Parent and its Restricted Subsidiaries on a consolidated basis.

“Consolidated Senior Secured Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (i) the Consolidated Senior Secured Leverage of such Person and its consolidated subsidiaries (or, in the case of the Parent, its Restricted Subsidiaries) as of such date, to (ii) the aggregate amount of Consolidated EBITDA of such Person for the period as of the most recent four fiscal quarters ending prior to such date.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Parent who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities or commercial paper facilities or credit facility documentation, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale or factoring of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bank guarantees or letters of credit or overdrafts, in each case, as amended, restated, modified, supplemented, renewed, refunded, replaced (whether upon or after termination or otherwise), refinanced, increased or extended in whole or in part from time to time, and whether or not with the original arranging agent, administrative agent and lenders or another arranging or administrative agent or agents or other banks or other institutional lenders and whether provided under any existing credit facility or one or more other credit agreements or financing agreements (without limitation as to amount outstanding or committed, or the maturity, terms, conditions, covenants, or other provisions thereof or parties thereto) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents) save that the RTL Credit Facility shall not be deemed a Credit Facility.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Cyprus Guarantors” means, collectively, Latchey Limited, Jelegat Holdings Limited and Pasalba Ltd.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Equity Interests that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Equity Interests), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Equity Interests, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Equity Interests that would constitute Disqualified Stock solely because the holders of the Equity Interests have the right to require the Parent to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Equity Interests provided that the Parent may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Parent and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“dollar”, “U.S. dollar” or “$” means the currency of the United States of America.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any primary public or private offering of Equity Interests (other than Disqualified Stock) of the Parent.

“euro” or “€” means the single currency of the participating European Union Member States.

“European Union Member State” means any country that is a member state of the European Union as of the Issue Date, but not including any country which becomes a member of the European Union after the Issue Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Guarantees” means the Guarantees of the Existing Notes.

“Existing Indebtedness” means Indebtedness of the Parent and its Restricted Subsidiaries (other than Indebtedness under any Credit Facilities or under the Notes or the New Secured Notes) in existence on the Issue Date and until such amounts are repaid.

“Existing Notes” means the euro denominated senior secured notes and the U.S. dollar denominated senior secured notes issued under the indenture, dated December 2, 2009, among, inter alios, the Issuer, the Parent, the guarantors named therein, Deutsche Trustee Company Limited, as such indenture has been amended and supplemented.

“Exchange Offers” means the CEDC Exchange Offer and the CEDC FinCo Exchange Offer as defined in this Offering Memorandum and Disclosure Statement.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to a willing seller in an arm’s-length transaction not involving distress or necessity of either party. Unless otherwise provided in the Indenture, a determination in good faith by the Board of Directors of the Parent as to Fair Market Value shall be conclusive.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of twelve months).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be made in compliance with Article 11 of Regulation S-X under the Securities Act, and will be as determined in good faith by a responsible financial or accounting Officer of the Parent, provided that such adjustments are set forth in an Officers’ Certificate signed by such Officer which states: (i) the amount of such adjustment or adjustments; (ii) that such adjustment or adjustments is based on the reasonable good faith beliefs of such Officer at the time of such execution; and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. In addition, for purposes of this definition, in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness on such date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Parent (other than Disqualified Stock) or to the Parent or a Restricted Subsidiary of the Parent; times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP. This definition includes “grossed up” preferred dividends as Fixed Charges; plus

(5)	any expenses, charges or other costs related to the offering of the Notes (or any amortization thereof) and included in such period in computing Fixed Charges; minus

(6)	any amortization of deferred charges resulting from the application of Accounting Principles Board Opinion No. APB 14-1—Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (including partial cash settlement).

“GAAP” means generally accepted accounting principles applicable in the United States as in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each of:

(1)	the Initial Guarantors; and

(2)	any other Subsidiary of the Parent that issues a Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity or raw materials prices.

“Holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Registrar under the Indenture.

“Indebtedness” means, with respect to any specified Person (in each case, excluding accrued expenses and trade payables and without double-counting):

(1)	the principal amount of indebtedness of such Person for borrowed money;

(2)	the principal component of obligations of such Person evidenced by bonds, notes, debentures or similar instruments;

(3)	the principal component of obligations of such Person in respect of banker’s acceptances and letters of credit (other than obligations with respect to letters of credit entered into in the ordinary course of business of such Person to the extent such letters are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than within 20 Business Days following payment on the letter of credit);

(4)	Capital Lease Obligations or Attributable Debt;

(5)	the balance deferred and unpaid of the purchase price of any property due more than six months after such property is acquired;

(6)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination; and (b) the amount of such Indebtedness of such other Persons;

(7)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; or

(8)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time), if and to the extent any of the preceding items (other than Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. Indebtedness shall not include Subordinated Shareholder Funding.

“Initial Guarantors” means each of:

(1)	the Parent and CEDC Finance Corporation, LLC (the “U.S. Guarantors”);

(2)	CEDC International Sp. z o.o., and PWW Sp. z o.o. (collectively, the “Polish Guarantors”);

(3)	Bols Hungary Kft. (the “Hungarian Guarantor”);

(4)	the Cyprus Guarantors; and

(5)	the Luxembourg Guarantors.

“Intellectual Property Rights” means: the trademarks related to the Soplica brand owned by CEDC International Sp. z o.o. and registered in Poland as of the Issue Date and registered in the European Union under trademark numbers 004575304 and 003801362.

“Intercompany Borrowers” means CEDC International sp. z o.o and Telepat Holdings Limited.

“Intercompany Loans” means one or more loans between the Intercompany Borrowers, as borrowers, and the Issuer, as lender, of the proceeds received by the Issuer from the issuance of the Existing Notes. After the consummation of the CEDC FinCo Exchange Offer, it is expected that a portion of the existing intercompany loans will be cancelled and/or exchanged for equity of the applicable Intercompany Borrower, such that the aggregate principal amount of the Intercompany Loans will reflect the aggregate principal amount of the Notes, the New Convertible Secured Notes. It is expected that the terms of the Intercompany Loans (e.g., interest rate and maturity) will reflect those of the Notes and the New Convertible Secured Notes.

“Intercreditor Agreement” means the intercreditor agreement, dated the Issue Date, among the Trustee, the Security Agent, the Issuer, the guarantors, the trustee and security agent under the New Convertible Secured Notes Indenture and the New Secured Notes Indenture.

“Inventory” means inventory, as determined in accordance with GAAP and any stock on consignment with customers classified as other receivables under GAAP.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, payroll, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Parent, the Parent will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Parent’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants— Restricted Payments.” The acquisition by the Parent or any Restricted Subsidiary of the Parent of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the date upon which the Notes will be issued in the CEDC FinCo Exchange Offer.

“Issuer Permitted Liens” means:

(1)	Liens relating to bank deposits or to secure the performance of statutory obligations, surety or appeal bonds or other obligations of a like nature incurred in the ordinary course of business;

(2)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or thereafter can be paid without penalty or that are being contrasted in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(3)	Liens created for the benefit of or to secure the Notes or any Guarantee, the New Secured Notes or any other Capital Markets Debt; and

(4)	Liens granted to the Trustee or other agent for its compensation and indemnities pursuant to the Indenture or any Security Document (or to any trustee or other agent in respect of other Capital Markets Debt pursuant to any indenture or security document relating thereto).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Luxembourg Guarantors” means, collectively, Lion/Rally Lux 1 S.A., Lion/Rally Lux 2 S.à r.l. and Lion/ Rally Lux 3 S.à r.l.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale by such Person or any of its Restricted Subsidiaries; (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or (c) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means (i) the aggregate cash proceeds and (ii) the Fair Market Value of any Non-Cash Consideration, in each case received by the Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, as and when the same is received), net of the direct costs relating to such Asset Sale and disposition of non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale and disposition of non-cash consideration, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than amounts applied to repayment of Indebtedness pursuant to the second paragraph of the covenant described under “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales,” and any reserve for adjustment in respect of the sale of such asset or assets established in accordance with GAAP.

“New Secured Notes” means the $478 million aggregate principal amount of Senior Secured Notes due 2018 issued by the Issuer on the Issue Date.

“New Secured Notes Guarantees” means the guarantees of the New Secured Notes by the Guarantors.

“New Secured Notes Indenture” means the indenture, dated the Issue Date, among the Issuer, the Guarantors, U.S. Bank National Association, as trustee, Deutsche Bank Trust Company Americas as registrar, paying agent, and transfer agent, Deutsch Bank AG, London Branch as Polish security agent and TMF Trustee Limited as security agent, relating to the New Secured Notes.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Parent nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; provided, however, that the Equity Interests of such Unrestricted Subsidiary may be pledged or otherwise subject to security arrangements to secure Indebtedness of such Unrestricted Subsidiary; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Parent or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means a supervisory board member, chief executive officer, chief financial officer, chief operating officer, chief accounting officer, any vice president, the treasurer or secretary or person in any equivalent position.

“Officers’ Certificate” means a certificate signed by two Officers, one of whom must be a supervisory board member, the chief executive officer, the chief financial officer or the chief operating officer.

“Permitted Business” means (i) the production and bottling of vodka and other alcoholic beverages and sales thereof; (ii) the importing, exporting, transportation, distribution and sale of beverages (including alcoholic beverages), cigars and cigarettes and other consumer goods; (iii) any other business in which the Parent or any of its Restricted Subsidiaries or RAG Holdco or any of its Subsidiaries is engaged in on the Issue Date; and (iv) any activity or business that is a reasonable extension or expansion of, or reasonably related to, the businesses described in the preceding clauses (i), (ii) and (iii).

“Permitted Collateral Liens” means:

(1)	Liens securing (i) the Notes issued on the Issue Date, the Guarantees and the Proceeds Loan, and (ii) the New Secured Notes and the New Secured Notes Guarantees;

(2)	Liens securing Indebtedness under Credit Facilities permitted to be incurred pursuant to clause (1)(x) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, provided, that, with respect to any such Indebtedness which is secured by inventory or receivables, the book value (including VAT) of such receivables and inventory shall not exceed 150% of the principal amount of any such Indebtedness and Hedging Obligations related thereto permitted to be incurred pursuant to clause (9) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(3)	Liens existing on the Issue Date, including any Liens with respect to Existing Notes and Existing Guarantees tendered in the CEDC FinCo Exchange Offer which are in the process of being released following the CEDC FinCo Exchange Offer;

(4)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (3) and clause (5) below; provided that any such extension, renewal or replacement will be no more restrictive in any material respect than the Lien so extended, renewed or replaced and will not extend in any material respect to any additional property or assets;

(5)	Liens described in clauses (4), (5), (6), (9), (10), (11), (14), (23), (24), (27) and (28) of the definition of Permitted Liens;

(6)	Liens securing Indebtedness Incurred to refinance Indebtedness that has been secured by a Permitted Collateral Lien, provided that (i) any such Lien will not extend to or cover any assets not securing the Indebtedness so refinanced; and (ii) the Indebtedness so refinanced will have been permitted to be incurred pursuant to the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

“Permitted Investments” means:

(1)	any Investment in the Parent or in a Restricted Subsidiary;

(2)	any Investment in cash or Cash Equivalents;

(3)	any Investment in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Parent ; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary;

(4)	any Investment made as a result of the receipt of non-cash consideration from: (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders in connection with a Change of Control—Asset Sales”; or (b) any other disposition of property or assets or the issuance or sale of Equity Interests not constituting an Asset Sale;

(5)	any Investment to the extent made in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Parent;

(6)	any Investments received in compromise, satisfaction or resolution of: (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any Person; or (b) judgments, Liens or security interests, litigation, arbitration or other disputes or pursuant to any plan of reorganization or similar arrangement upon bankruptcy or insolvency of any Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees of the Parent or any Restricted Subsidiary in an aggregate principal amount not to exceed $2.5 million at any one time outstanding;

(9)	Investments in the Notes and the Guarantees;

(10)	Investments existing on the Issue Date (including Investments pursuant to a contractual commitment in existence on the Issue Date) and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement or refinancing, in whole or in part, thereof;

(11)	any Investment to the extent such Investment consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Parent or any Restricted Subsidiary;

(12)

any Investment held by a Person that becomes a Restricted Subsidiary, provided that such Investment was not acquired in contemplation of the acquisition of such Person (or in respect of which a binding commitment to make such Investment exists on the date such Person becomes a Restricted Subsidiary) and any extension, modification or renewal of such Investment or commitment; and

(13)	any other Investment which, when taken together with all other Investments pursuant to this clause (13) and then outstanding, will not exceed the greater of (i) 3.0% of the total assets of the Parent and its Restricted Subsidiaries; and (ii) $90 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1)	Liens on Inventory, accounts receivable, bank accounts, plant, property and equipment, in each case not constituting Collateral and securing Indebtedness incurred under Credit Facilities permitted under clause (1) of the second paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	Liens in favor of the Parent or the Guarantors;

(3)	Liens securing Indebtedness permitted to be incurred pursuant to the clause (13) of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	Liens on property of a Person existing at the time such Person is merged, consolidated, amalgamated or otherwise combined with or into the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to the contemplation of such merger, consolidation, amalgamation or other business combination, were not incurred in contemplation of such merger, consolidation, amalgamation or other business combination, and do not extend to any assets other than those of the Person merged into or consolidated with the Parent or the Restricted Subsidiary, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection with any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness) the Indebtedness being refinanced is permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(5)	Liens on property (including Capital Stock) existing at the time of acquisition of the property (or in the case of an acquisition of Capital Stock of a Person that becomes a Restricted Subsidiary of the Parent, Liens on property (including Capital Stock) owned by such Person existing at the time of acquisition of such Person’s Capital Stock) by the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness), the Indebtedness being refinanced is permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(6)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8)

Liens existing on the Issue Date, and any modifications, replacements, refinancings, renewals or extensions thereof; provided that to the extent such Lien is modified, replaced, renewed, extended or refinanced in connection with any refinancing of the obligations secured by such Liens (if such obligations constitute Indebtedness), the Indebtedness being refinanced is permitted under “—Certain

Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the Liens so modified, replaced, renewed, extended or refinanced shall not extend in any material respect to any additional property or assets;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings instituted within a reasonable period of time and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business;

(11)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially impair their use in the operation of the business of such Person;

(12)	Permitted Collateral Liens;

(13)	Liens securing Hedging Obligations permitted to be incurred by clause (9) of the second paragraph under the caption entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(14)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(15)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(16)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(17)	Liens on assets of a Restricted Subsidiary of the Parent that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(18)	leases, subleases, licenses and sublicenses granted to others in the ordinary course of business of the Parent and its Restricted Subsidiaries;

(19)	banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(20)	Liens arising from U.S. Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Parent and the Restricted Subsidiaries in the ordinary course of business;

(21)	Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets that secured (or under the agreements pursuant to which such Lien arose, could have secured) the Indebtedness being refinanced (plus improvements and accessions to, such property or proceeds or distributions thereof);

(22)	Liens on the funds or securities deposited for the purpose of defeasing or redeeming any Indebtedness on or prior to its maturity date, to the extent such defeasance or redemption is permitted under the Indenture;

(23)	Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance, other types of social security and other types of related statutory obligations;

(24)	rights of set-off under contracts that do not relate to Indebtedness for borrowed money;

(25)	Liens in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(26)	Liens resulting from escrow arrangements unrelated to Indebtedness for borrowed money entered into in connection with a disposition of assets and from escrow arrangements in relation to the Lion Payment;

(27)	any retention of title reserved by any seller of goods or any Lien imposed, reserved or granted over goods supplied by such seller;

(28)	Liens arising out of or in connection with pre-judgment legal process or a judgment or a judicial award relating to security for costs;

(29)	Liens on and pledges of Equity Interests of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(30)	Liens on the assets or property of a Restricted Subsidiary to secure Indebtedness of such Restricted Subsidiary owing to and held by the Parent, any other Guarantor or the Issuer;

(31)	Liens incurred in the ordinary course of business of the Parent or any of its Restricted Subsidiaries with respect to obligations that do not exceed $10.0 million at any one time outstanding; and

(32)	Liens on shares, assets or property of the Copecresto Subsidiaries (other than Parliament Distribution, or any other Registered Subsidiary that knows the “Parliament” trademark) securing Indebtedness consisting of local lines of credit or working capital facilities.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge (“refinance”) other Indebtedness of the Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of and has a Weighted Average Life equal to or greater than the Weighted Average Life of the Maturity of, and is subordinated in right of payment to, the Notes or the Guarantees on terms not materially less favorable to the Holders of Notes or the Guarantees as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	such Indebtedness is incurred either by the Parent or by the Restricted Subsidiary who is a borrower on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	any Permitted Refinancing Indebtedness issued to refinance the Notes shall (i) accrue interest (whether in cash, PIK or otherwise) at a rate no greater than the Notes and (ii) not be redeemable while any New Secured Notes remain outstanding.

“Person” means any individual, corporation, company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Plan of Reorganization” means the Plan of Reorganization defined in the Offering Memorandum and Disclosure Statement.

“Proceeds Loan” means the loan between Jelegat Holdings Limited, as borrower, and the Issuer, as lender, made out of the proceeds of the issuance of the Existing Notes, as such loan will be amended on the Issue Date to reflect the issuance of the Notes and the New Secured Notes and the cancellation of Existing Notes tendered in the CEDC FinCo Exchange Offer.

“RAG Intercompany Borrowers” means the borrowers under the RAG On-Loans.

“RAG On-Loans” means the loans between the Russian Alcohol Guarantors, as borrowers, and Russian Alcohol Finance Limited, as lender, made out of the proceeds of an Intercompany Loan.

“RAG Security Documents” means each of the documents entered into by the RAG Intercompany Borrowers creating or evidencing a Lien on property or assets of each of the RAG Intercompany Borrowers for the benefit of Russian Alcohol Finance Limited and any related intercreditor agreement, in each case as amended, modified, restated, supplemented or replaced from time to time.

“RAG Transaction Documents” means the RAG On-Loans and the RAG Security Documents.

“RAG Vendor Loan Notes” means the series A Unsecured Subordinated Loan Notes issued by Lion/Rally Lux 2 prior to the Issue Date (and related payment in-kind notes).

“Rating Agencies” means (1) each of Moody’s and S&P and (2) if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered by both of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies) after the earlier of (1) the occurrence of an event under clauses (3)(i) or (4)(i) of the definition of Change of Control and (2) public disclosure by the Issuer of the occurrence of such event or the Issuer’s intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of the occurrence of a particular event (and thus will not be deemed a Rating Event for purposes of clauses (3)(i) and (4)(i) of the definition of Change of Control) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at the Issuer’s or the trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the occurrence of the applicable event (whether or not the occurrence of the applicable event has occurred at the time of the Rating Event).

“Related Party” means (i) the spouse or immediate family member of Roustim Tariko, or any direct descendent of Roustim Tariko, his spouse or any of their immediate family members; (ii) the estate, executors, administrators or similar Persons for any Person specified in clause (i) of this definition; or (iii) any Person controlled by or any trust for the benefit of, any Person specified in clauses (i) or (ii), including Roust Trading Ltd.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Restructuring Transactions” means the Restructuring Transactions defined in this Offering Memorandum and Disclosure Statement.

“Russian Alcohol Finance Limited” means a Cyprus corporation currently named Jelegat Holdings Limited.

“Russian Alcohol Guarantors” means Bravo Premium LLC, JSC Distillery Topaz, JSC “Russian Alcohol Group”, Limited Liability Company “The Trading House Russian Alcohol”, Sibirsky LVZ, OOO First Tula Distillery and Mid-Russian Distilleries.

“Russian Guarantors” means, collectively, OOO Glavspirttirest and the Russian Alcohol Guarantors.

“S&P” means Standard & Poor’s Ratings Group.

“Securities Act” means the U.S. Securities Act of 1933.

“Security Documents” means each of the documents entered into by the Parent or any of its Restricted Subsidiaries creating or evidencing a Lien on property or assets of the Parent or any Restricted Subsidiary for the benefit of the Holders and any intercreditor agreement, in each case as amended, modified, restated, supplemented or replaced from time to time, including without limitation the Intercreditor Agreement.

“Senior Secured Indebtedness” means, as of any date of determination, the principal amount of any Indebtedness for borrowed money that is secured by a Lien.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Bank Account” means any bank account of the relevant Guarantor or the Issuer having at least $10.0 million (or, if in a currency other than U.S. dollars, the U.S. dollar equivalent thereof) in deposits, measured as of the Issue Date, and thereafter as of the last day of each fiscal quarter after the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled and required to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Shareholder Funding” means collectively, any funds provided to the Parent by (or any other debt obligations of the Issuer for borrowed money owed to), any Affiliate of the Parent, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided that such Subordinated Shareholder Funding:

(1)	does not (including upon the happening of any event) mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes (other than through conversion or exchange of any such security or instrument for Capital Stock (other than Disqualified Stock) of the Parent or for any other security or instrument meeting the requirements of the definition);

(2)	does not (including upon the happening of any event) require the payment of cash interest prior to the first anniversary of the maturity of the Notes;

(3)	does not (including upon the happening of any event) provide for the acceleration of its maturity nor confers on its shareholders any right (including upon the happening of any event) to declare a default or event of default or take any enforcement action, in each case prior to the first anniversary of the maturity of the Notes;

(4)	is not secured by a Lien on any assets of the Parent or a Restricted Subsidiary and is not guaranteed by any Subsidiary of the Parent;

(5)	is subordinated in right of payment to the prior payment in full of the Notes in the event of any Default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the issuer and other restrictions, on payment and enforcement;

(6)	does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Notes or compliance by the Issuer with its obligations under the Notes and the Indenture;

(7)	does not (including upon the happening of an event) constitute Voting Stock; and

(8)	is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at this option of the holder thereof); in whole or in part, prior to the date on which the Notes mature, other than into or for Capital Stock (other than Disqualified Stock) of the Parent.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person; or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantor” means any Guarantor other than the Parent.

“Tax” or “Taxes” means any tax, contribution, impost, withholding, levy or charge in the nature of tax in any jurisdiction together with any interest, penalty, or addition thereto, whether disputed or not.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as complied and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 1, 2013; provided, however, that if the period from the redemption date to December 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Parent that is designated by the Board of Directors of the Parent as an Unrestricted Subsidiary in accordance with the provisions summarized under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary of the Parent unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent;

(3)	is a Person with respect to which neither the Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests; or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying: (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness; by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Whitehall Subsidiaries” means, collectively WHL Holdings Limited, OOO Whitehall-Center, OOO WH Import Company, OOO Whitehall Severo-Zapad, OOO Whitehall-Saint-Petersburg, OOO WH Rostov-on-Don, Tisifoni Wines & Spirits Limited, Global Wines & Spirits Holdings Limited and Dancraig Wines & Spirits Trading Limited.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Parent or a Restricted Subsidiary) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

PROPOSED AMENDMENTS

The description of the terms of the Existing 2016 Notes Indenture and the Proposed Amendments set forth below is only a summary and is qualified in its entirety by reference to (i) the terms and conditions of the Existing 2016 Notes Indenture and the Existing 2016 Notes as currently in effect and (ii) the relevant terms of the Existing 2016 Notes Indenture and the Existing 2016 Notes as proposed to be modified by the Proposed Amendments, which will be substantially in the form of the Supplemental Indenture included as Appendix B hereto. Each holder of Existing 2016 Notes should carefully review this entire Offering Memorandum and Disclosure Statement, the form of Supplemental Indenture and the Existing 2016 Notes Indenture before granting a consent. We are seeking consents to all the Proposed Amendments as a single proposal. Accordingly, a consent purporting to consent to only a portion of the Proposed Amendments will not be valid. Capitalized terms used herein that are not defined in this description of the Proposed Amendments will have the meanings assigned to them in the Existing 2016 Notes Indenture unless otherwise indicated.

Concurrently with the CEDC FinCo Exchange Offer and subject to the terms and conditions contained in this Offering Memorandum and Disclosure Statement, we are conducting the Consent Solicitation for the Proposed Amendments to the Existing 2016 Notes Indenture to eliminate or amend substantially all of the restrictive covenants and modify certain of the events of default and various other provisions contained in the Existing 2016 Notes Indenture.

The following is a summary of the Proposed Amendments.

If the CEDC FinCo Exchange Offer is consummated, the Covenant Amendments and the Bankruptcy Waiver Amendments and, if Consents of holders of at least a 90% of the principal amount of the outstanding Existing 2016 Notes are received, the Collateral and Guarantee Amendments will be effected through the execution of the Supplemental Indenture.

When Consents from holders of Existing 2016 Notes representing at least 50.1% of the aggregate principal amount of Existing 2016 Notes have been received, CEDC FinCo, CEDC, as trustee under the Existing 2016 Notes Indenture, and any other relevant parties will execute the Supplemental Indenture. The Supplemental Indenture will become effective upon the execution of the Supplemental Indenture, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or the confirmation of the Plan of Reorganization. However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed.

The Proposed Amendments constitute a single proposal and an exchanging holder of Existing 2016 Notes must consent to all of the Proposed Amendments and may not consent selectively with respect to certain Proposed Amendments. A holder of Existing 2016 Notes may not tender such Existing 2016 Notes in the CEDC FinCo Exchange Offer without consenting to the Proposed Amendments, and the tender of Existing 2016 Notes by a holder of Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer will constitute the giving of consents by such holder Existing 2016 Notes to the Proposed Amendments.

As of the date of this Offering Memorandum and Disclosure Statement, the outstanding principal amount of the Existing 2016 Notes is $957.4 million assuming an exchange rate of $1.3427 to €1.00, which reflects the trailing thirty day average exchange rate through February 22, 2013 as reported by Bloomberg Finance L.P. If the Requisite Consents are received and the Proposed Amendments become operative, the Proposed Amendments will be binding on all non-exchanging holders of Existing 2016 Notes.

Covenant Amendments. If holders of at least 50.1% of the aggregate principal amount of Existing 2016 Notes deliver Consents in the CEDC FinCo Exchange Offer, the Covenant Amendments and the Bankruptcy Waiver Amendments will be approved. When Consents from holders of Existing 2016 Notes representing at least a majority of the aggregate principal amount of Existing 2016 Notes have been received, CEDC FinCo, CEDC and the trustee under the Existing 2016 Notes Indenture, and any other relevant parties will execute the Supplemental Indenture. The Supplemental Indenture will become effective upon the execution of the Supplemental Indenture, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. However, the Bankruptcy Waiver Amendments will become operative when the Supplemental Indenture is executed. We expect to announce our entry into the Supplemental Indenture by public announcement (press release) shortly after the requisite number of Consents are received to execute such Supplemental Indenture.

The Supplemental Indenture which will give effect to the Covenant Amendments, would, in substance, eliminate the following covenants and provisions from the Existing 2016 Notes Indenture (which are also identified below by their respective section references in the Existing 2016 Notes Indenture):

•	Maintenance of Office or Agency (Section 4.2);

•	Incurrence of Indebtedness and Issuance of Preferred Stock (Section 4.3);

•	Limitation on Restricted Payments (Section 4.4);

•	Corporate Existence (Section 4.5);

•	Payment of Taxes and Other Claims (Section 4.6);

•	Maintenance of Properties and Insurance (Section 4.7);

•	Compliance with Laws (Section 4.8);

•	Limitation on Liens (Section 4.9);

•	Waiver of Stay; Extension or Usury Laws (Section 4.10);

•	Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries (Section 4.11);

•	Asset Sales (Section 4.12);

•	Limitation on Transactions with Affiliates (Section 4.13);

•	Reports (Section 4.14);

•	Limitation on Business Activities (Section 4.15);

•	Change of Control (Section 4.16);

•	Payment of Non-Income Tax and Similar Charges (Section 4.18);

•	Limitation on Sale and Leaseback Transactions (Section 4.21);

•	Additional Security and Guarantees (Section 4.22);

•	Delivery of Security and Guarantees (Section 4.23);

•	Impairment of Security Interest (Section 4.24);

•	Amendments to or Prepayments of the Intercompany Loan (Section 4.26);

•	Limitations on Activities of the Issuer (Section 4.27);

•	Limitations on Activities of Russian Alcohol Finance Limited (Section 4.28);

•	Listing (Section 4.29);

•	Payments for Consent (Section 4.30); and

•	Events of Default (Section 6.01 (clauses (3) through (11));

The Covenant Amendments will also, among other things, eliminate certain restrictions on CEDC FinCo’s ability to enter into mergers and will eliminate certain events of default and other related provisions and will amend the provision which permits us to designate restricted subsidiaries as unrestricted subsidiaries to permit us to designate a restricted subsidiary as an unrestricted subsidiary under in the Existing 2016 Notes Indenture.

If holders of at least 90% of the principal amount of the outstanding Existing 2016 Notes deliver Consents in the CEDC FinCo Exchange Offer and the CEDC FinCo Exchange, the Collateral and Guarantee Amendments will be approved. The Collateral and Guarantee Amendments will release all of the collateral securing the Existing 2016 Notes and all of the subsidiary guarantees of the Existing 2016 Notes, in conjunction with the termination or amendment, as applicable, of the related security documents. The Collateral and Guarantee Amendments will be implemented through the execution of the Supplemental Indenture giving effect to the Collateral and Guarantee amendment or through other release documentation. The Supplemental Indenture will become effective upon execution, but the Proposed Amendments will only become operative upon consummation of the CEDC FinCo Exchange Offer or confirmation of the Plan of Reorganization. If the Supplemental Indenture giving effect to the Covenant Amendments and the Bankruptcy Waiver Amendments but not the Collateral and Guarantee Amendments has been executed, and we subsequently obtain sufficient consents to implement the Collateral and Guarantee Amendments, a second Supplemental Indenture will be executed to give effect to such amendments. The Supplemental Indenture that will give effect to the Collateral and Guarantee Amendments will be qualified under the Trust Indenture Act of 1939 (the “TIA”). If the Holders of at least 90% of the Existing 2016 Notes deliver Consents, we may release the collateral that secures the Existing 2016 Notes prior to executing the Supplemental Indenture that will give effect to the Collateral and Guarantee Amendments. In this case, we would not be subject to the provisions of the TIA applicable in the case of a release of collateral securing bonds.

If the Covenant Amendments become effective, which requires consent of holders of at least majority in principal amount of the Existing 2016 Notes, we will be permitted to designate all of our Restricted Subsidiaries as Unrestricted Subsidiaries, and the Existing 2016 Notes Indenture provides for a release of liens on assets of Unrestricted Subsidiaries that secure the Existing Notes and a release of guarantees of Unrestricted Subsidiaries, so we may be permitted to take actions under the Existing 2016 Notes Indenture which results in a release of some or all of subsidiary guarantees and collateral relating to the Existing 2016 Notes, even if holders of less than 90% aggregate principal amount of the Existing 2016 Notes deliver Consents.

If the Exchange Offers are not consummated but we receive Consents from holders of at least a majority of the outstanding Existing 2016 Notes, the Covenant Amendments (and if holders of 90% of the outstanding Existing 2016 Notes have delivered Consents, the Collateral and Guarantee Amendments) will be effected without further action by CEDC, CEDC Finco, any of the subsidiary guarantors or the trustee or security agent pursuant to entry of the order confirming the Plan of Reorganization as follows: (i) the Supplemental Indenture shall be and shall be deemed to be executed and effective in all regards and in accordance with its terms; provided that the requisite consents to the Covenant Amendments (or, if applicable, the Collateral and Guarantee Amendments) have been obtained; (ii) CEDC FinCo shall deliver notice to the Existing 2016 Notes Indenture Trustee that it designates all non-debtor affiliates as Unrestricted Subsidiaries (as defined in the Existing 2016 Notes Indenture) under the Existing 2016 Notes Indenture following the execution and effectiveness of the Supplemental Indenture; and (iii) the release of all liens on all assets of such non-debtor affiliates designated as Unrestricted Subsidiaries that secure the Existing 2016 Notes and the release of all guarantees of such non-debtor affiliates designated as Unrestricted Subsidiaries.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain U.S. federal income tax consequences of the Proposed Amendments, the Exchange Offers, and the Plan of Reorganization. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), existing and proposed U.S. Treasury Department regulations promulgated thereunder (“Treasury Regulations”), and judicial decisions and current administrative rulings and practice, all as in effect and existing on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. We have not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made in this summary, and there can be no assurance that the IRS or a court would agree with such statements. No opinion of counsel has been or will be rendered with respect to the tax consequences of the Proposed Amendments, the Exchange Offers, and the Plan of Reorganization.

This summary does not address all of the tax consequences that may be relevant to Noteholders in light of their particular circumstances or to Noteholders that are subject to special treatment under U.S. federal income tax rules, including, for example, banks and other financial institutions; insurance companies; securities dealers; traders in securities who elect to use the mark-to-market method of accounting; tax-exempt investors; S corporations; Noteholders classified as a partnership or other flow-through entity under the Tax Code; Noteholders who hold Notes as part of a hedge, straddle, conversion transaction, or other integrated investment; and Noteholders whose functional currency is not the U.S. dollar. This summary assumes that the Noteholders hold the Existing Notes exclusively as “capital assets” within the meaning of section 1221 of the Tax Code, and that the Existing Notes are properly characterized as indebtedness for U.S. federal income tax purposes. In addition, this summary does not address any aspects of foreign, state, local, estate, gift, or other tax laws that may be applicable to a particular Noteholder in connection with the Proposed Amendments, the Exchange Offers, and the Plan of Reorganization.

This summary of certain U.S. federal income tax considerations is for general information purposes only and is not tax advice. Each Noteholder is urged to consult its independent tax advisor regarding the tax consequences of the Proposed Amendments and the Exchange Offers to such Noteholder in light of its particular circumstances, including the applicability of U.S. federal, state, local, and foreign tax laws.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Existing Notes for U.S. federal income tax purposes that is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to primary supervision by a court within the United States and with respect to which one or more United States persons, within the meaning of section 7701(a)(30) of the Tax Code, have the authority to control all substantial decisions or (B) has made a valid election to be treated as a United States person under applicable Treasury Regulations. The term “Non-U.S. Holder” means a beneficial owner of Existing Notes for U.S. federal income tax purposes (other than an entity classified as a partnership or other flow-through entity under the Tax Code) that is not a U.S. Holder.

If a partnership (or an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Existing Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Notes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Proposed Amendments, the Exchange Offers, and the Plan of Reorganization.

Except where expressly indicated to the contrary herein, all references to the Exchange Offers in this summary should be read to include, in addition to the Exchange Offers, the substantially equivalent exchanges that would occur pursuant to the Plan of Reorganization if the restructuring of the Existing Notes were to be implemented through a Chapter 11 bankruptcy process.

Certain U.S. Federal Income Tax Consequences to U.S. Holders

The Exchange Offers

The CEDC Exchange Offer. The U.S. federal income tax consequences of the CEDC Exchange Offer to U.S. Holders will generally depend on whether the Existing 2013 Notes are properly characterized as “securities” for U.S. federal income tax purposes. A debt instrument generally constitutes a security if, based on all the facts and circumstances, the instrument represents a meaningful investment in the issuer. Although a number of factors may affect whether a debt instrument is a security, one of the most important factors is the debt instrument’s term to maturity. In general, debt instruments with an original term of less than five years are less likely to be treated as securities, and debt instruments with an original term of more than ten years are more likely to be treated as securities. Whether a debt instrument with an original term of between five and ten years should be characterized as a security is not entirely clear and generally depends on the facts and circumstances, including the creditworthiness of the issuer, whether the debt instrument is subordinated to other creditors, whether a holder has the right to vote or otherwise participate in the issuer’s management, whether the debt instrument is convertible into an equity interest in the issuer, and whether interest payments are fixed or contingent.

We intend to take the position that the Existing 2013 Notes are “securities” for U.S. federal income tax purposes. This position is based, in part, on the fact that the Existing 2013 Notes have an original term of slightly more than five years and are convertible into CEDC common stock. If this position is correct, the exchange of Existing 2013 Notes for New Common Stock would generally be treated as a tax-free “recapitalization” for U.S. federal income tax purposes. In this event, a U.S. Holder would generally recognize no gain or loss on an exchange of Existing 2013 Notes for shares of New Common Stock. The U.S. Holder’s tax basis in the New Common Stock received in the exchange would generally be equal to its adjusted tax basis in the Existing 2013 Notes exchanged therefor. In addition, the U.S. Holder’s holding period in the New Common Stock received in the exchange would generally include its holding period in the Existing 2013 Notes exchanged therefor.

If, contrary to the position that we intend to take, the Existing 2013 Notes are not properly characterized as “securities,” the exchange of Existing 2013 Notes for New Common Stock would generally be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In this event, a U.S. Holder would generally recognize gain or loss in an amount equal to the difference between (i) the fair market value of the New Common Stock received in the exchange and (ii) the U.S. Holder’s adjusted tax basis in the Existing 2013 Notes exchanged therefor. U.S. Holders of Existing 2013 Notes are urged to consult their independent tax advisors regarding the characterization of the Existing 2013 Notes as “securities” as well as the tax consequences of a taxable exchange of Existing 2013 Notes for New Common Stock.

The CEDC FinCo Exchange Offer—Cash Option. In general, an exchange of Existing 2016 Notes solely for cash pursuant to the Cash Option will be a taxable transaction to U.S. Holders. A U.S. Holder would generally recognize gain or loss on the exchange in an amount equal to the difference between (i) the amount of cash received in the exchange and (ii) the U.S. Holder’s adjusted tax basis in the Existing 2016 Notes exchanged therefor. If a U.S. Holder that exchanges Existing 2016 Notes for cash pursuant to the Cash Option also exchanges a portion of its Existing 2016 Notes for the New Notes Consideration (e.g., as a result of proration), the U.S. federal income tax consequences of the latter exchange would generally be as described below in “—New Notes Option.”

The CEDC FinCo Exchange Offer—New Notes Option. The U.S. federal income tax consequences of the New Notes Option will generally depend on whether the Existing 2016 Notes and the New Notes are properly characterized as “securities” for U.S. federal income tax purposes. As noted above, a debt instrument generally constitutes a security if, based on all the facts and circumstances, the debt instrument represents a meaningful investment in the issuer. Although a number of factors may affect whether a debt instrument is a security, one of the most important factors is the debt instrument’s term to maturity. Under a published IRS ruling, the term of a debt instrument received in a transaction that qualifies as “reorganization” under the Tax Code (including a “recapitalization”) in exchange for another debt instrument may, in certain circumstances, be treated as including the latter’s original term in determining whether the newly received debt instrument is a security.

We intend to take the position that each of the Existing 2016 Notes, the New Secured Notes, and the New Convertible Secured Notes are “securities” for U.S. federal income tax purposes. This position is based, in part, on the IRS ruling mentioned above as well as the fact that (i) the Existing 2016 Notes have an original term of approximately seven years (six years in the case of the Existing 2016 Notes issued in December 2010), (ii) both classes of New Notes will have a term to maturity of greater than five years, and (iii) the New Convertible Secured Notes will be convertible into New Common Stock.

If this position is correct, the exchange of Existing 2016 Notes for the New Notes Consideration would generally be treated as a “recapitalization” for U.S. federal income tax purposes. In this event, subject to the discussion below relating to the conversion rights on the New Convertible Secured Notes, a U.S. Holder would generally recognize no gain or loss on the exchange if the New Notes Consideration does not include any cash. However, if the New Notes Consideration does include cash, a U.S. Holder would generally recognize gain (but not loss) on an exchange of Existing 2016 Notes for the New Notes Consideration in an amount equal to the lesser of (i) the amount of gain realized by the U.S. Holder on the exchange (if any) and (ii) the amount of cash received in the exchange. For these purposes, the amount of gain realized by the U.S. Holder on the exchange would generally be equal to the positive difference, if any, between (i) the sum of the amount of cash and the aggregate “issue price” of the New Notes received in the exchange and (ii) the U.S. Holder’s adjusted tax basis in the Existing 2016 Notes exchanged therefor. As discussed below in “—Ownership and Disposition of New Notes—Issue Price of the New Notes,” the issue price of each class of New Notes should generally be equal to a proportionate amount (based on relative fair market values) of the total fair market value of the Existing 2016 Notes surrendered pursuant to the New Notes Option. The U.S. Holder’s tax basis in the New Notes received in the exchange would generally be equal to its adjusted tax basis in the portion of the Existing 2016 Notes treated as exchanged therefor, decreased by the amount of cash (if any) received in the exchange and increased by the amount of gain recognized by the U.S. Holder on the exchange (if any). In addition, the U.S. Holder’s holding period in the New Notes received in the exchange would generally include its holding period in the Existing 2016 Notes exchanged therefor.

If, contrary to the position that we intend to take, the Existing 2016 Notes and/or both classes of New Notes are not characterized as “securities,” the exchange of Existing 2016 Notes for the New Notes Consideration would generally be a fully taxable transaction to U.S. Holders for U.S. federal income tax purposes. In this event, a U.S. Holder would generally recognize gain or loss in an amount equal to the difference between (i) the sum of the amount of cash (if any) and the aggregate “issue price” of the New Notes received in the exchange and (ii) the U.S. Holder’s adjusted tax basis in the Existing 2016 Notes exchanged therefor. As noted above, the issue price of each of the New Secured Notes and the New Convertible Secured Notes should generally be equal to a proportionate amount (based on relative fair market values) of the total fair market value of the Existing 2016 Notes surrendered pursuant to the New Notes Option. In addition, U.S. Holders of 8.875% Existing 2016 Notes may be required to recognize foreign currency gain or loss with respect to such Existing 2016 Notes. Alternatively, it is also possible, although unlikely, that the Existing 2016 Notes and only one class (rather than both classes) of New Notes would be characterized as “securities,” in which case the exchange of Existing 2016 Notes for the New Notes Consideration would generally be treated as a partially tax-free recapitalization. In this event, subject to the discussion below relating to the conversion rights on the New Convertible Secured Notes, a U.S. Holder would generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (i) the amount of gain realized by the U.S. Holder on the exchange (if any) and (ii) the sum of the amount of cash (if any) received in the exchange and the issue price of the class of New Notes not treated as securities. U.S. Holders of Existing 2016 Notes are urged to consult their independent tax advisors regarding the characterization of the Existing 2016 Notes and the New Notes as “securities” as well as the tax consequences of a fully or partially taxable exchange of Existing 2016 Notes for the New Notes Consideration.

It is unclear whether the conversion rights on the New Convertible Secured Notes should be treated as an indivisible part of the New Convertible Notes or, alternatively, as separate consideration received in the exchange. In general, this determination will depend on whether the conversion rights are exercisable directly against CEDC or, alternatively, against CEDC FinCo. Based on a published IRS ruling, if the conversion rights on the New Convertible Secured Notes are exercisable directly against CEDC, we intend to take the position that the conversion rights will constitute a property right separate from the New Convertible Secured Notes for U.S. federal income tax purposes. In this event, even if the exchange of Existing 2016 Notes for the New Notes Consideration qualifies as a “recapitalization,” the receipt of the conversion rights could potentially be taxable to U.S. Holders to the extent of their fair market value, generally in the manner described above with respect to the treatment of cash consideration. If, however, the conversion rights are exercisable against CEDC FinCo and not directly against CEDC, we intend to take the position that the receipt of such rights will not be taxable to U.S. Holders. U.S. Holders are urged to consult their independent tax advisors regarding the treatment of the conversion rights on the New Convertible Secured Notes.

In addition, regardless of whether the exchange of Existing 2016 Notes for the New Notes Consideration qualifies as a recapitalization for U.S. federal income tax purposes, it is expected that the New Notes will be treated as issued with original issue discount (“OID”). See the discussions of OID below in “—Ownership and Disposition of New Notes.”

Character of Gain or Loss. Subject to the discussions below in “—Market Discount Rules” and “—Payment of Accrued Interest on the Existing Notes,” if a U.S. Holder recognizes gain or loss (other than any foreign currency gain or loss) on an exchange of Existing Notes pursuant to the Exchange Offers, such gain or loss would generally be capital gain or loss. Any such capital gain or loss would generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Existing Notes surrendered in the exchange is greater than one year at the time of the exchange. Long-term capital gains recognized by individual and certain other non-corporate U.S. Holders are generally taxed at preferential U.S. federal income tax rates. A U.S. Holder’s ability to deduct capital losses may be subject to limitations.

Market Discount Rules. Certain U.S. Holders that acquired their Existing Notes at a discount may be subject to the “market discount” rules under the Tax Code. In general, a Noteholder will be considered to have acquired an Existing Note with market discount if its adjusted tax basis in the Existing Note is less than the sum of all remaining payments to be made on the Existing Note (other than payments of “qualified stated interest”) by more than a specified de minimis amount. Any gain recognized by the U.S. Holder on an exchange of such an Existing Note pursuant to the Exchange Offers would generally be treated as ordinary income to the extent of the market discount that accrued on the Existing Note during the U.S. Holder’s holding period, unless the U.S. Holder previously elected to include such market discount in income currently as it accrued. If, consistent with the position that we expect to take, an exchange of Existing Notes pursuant to the CEDC Exchange Offer or the New Notes Option is treated as a wholly or partially tax-free “recapitalization” under the Tax Code, any accrued market discount on the Existing Notes in excess of the amount of gain recognized on the exchange should not be currently includible in income by a U.S. Holder. Instead, such accrued market discount would generally carry over to any “exchanged basis” property received in the exchange (i.e., any New Common Stock received in exchange for Existing 2013 Notes or any New Notes received in exchange for Existing 2016 Notes), such that any gain recognized by the U.S. Holder on a subsequent sale, exchange, redemption, or other taxable disposition of such property would generally be treated as ordinary income to the extent of any accrued market discount on the Existing Notes not previously included in income by the U.S. Holder.

Payment of Accrued Interest on the Existing Notes. If there is accrued and unpaid interest on the Existing Notes at the time that the Exchange Offers are consummated, a portion of the Consideration received by a U.S. Holder in exchange for its Existing Notes may be considered attributable to the interest for U.S. federal income tax purposes. Such amount would generally be taxable to the U.S. Holder as interest (i.e., ordinary income) to the extent that the interest was not previously included in income by the U.S. Holder. Conversely, a U.S. Holder would generally recognize a deductible loss to the extent that any accrued and unpaid interest on the Existing

Notes was previously included in income by the U.S. Holder and not paid in full. Although not entirely clear, such a loss may be treated as an ordinary loss rather than a capital loss. U.S. Holders are urged to consult their independent tax advisors regarding the allocation of Consideration between outstanding principal and interest on the Existing Notes as well as the potential deductibility of any accrued and unpaid interest.

The Proposed Amendments and the Consent Fee

Characterization of the Proposed Amendments and the Consent Fee. The U.S. federal income tax consequences of the Proposed Amendments and the Consent Fee to U.S. Holders that do not surrender their Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer will depend, in part, on whether the adoption of the Proposed Amendments and the payment of the Consent Fee result in a deemed exchange of “old” Existing 2016 Notes for “new” Existing 2016 Notes for U.S. federal income tax purposes (a “Deemed Exchange”). The modification of a debt instrument is treated as resulting in a Deemed Exchange if the modification constitutes a “significant modification” under applicable Treasury Regulations. In general, a modification is a significant modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. A modification that adds, deletes, or alters customary accounting or financial covenants generally does not constitute a significant modification. A modification that releases or otherwise alters the collateral for, a guarantee on, or other form of credit enhancement for a recourse debt instrument is a significant modification if the modification results in a “change in payment expectations.” In general, a release of a guarantee or collateral results in a change in payment expectations if the modification (i) gives rise to a substantial impairment of the issuer’s capacity to meet its payment obligations and (ii) such capacity was adequate prior to the modification and is primarily speculative thereafter.

In addition, the applicable Treasury Regulations provide that a change in the yield of a debt instrument is a significant modification if the yield on the modified instrument varies from the annual yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of (i) 25 basis points and (ii) five percent of the annual yield of the unmodified instrument. For purposes of determining the yield on the modified debt instrument, any payments made to a holder as consideration for the modification (such as the Consent Fee), as well as any prior consent payments or other modifications that affect the yield on the debt instrument, are generally taken into account as an adjustment to the debt instrument’s “issue price.”

It is unclear whether the adoption of the Proposed Amendments, including the Collateral and Guarantee Amendments, and the payment of the Consent Fee, considered alone or together, could constitute a significant modification of the Existing 2016 Notes resulting in a Deemed Exchange of “old” Existing 2016 Notes for “new” Existing 2016 Notes. If the Proposed Amendments and the Consent Fee do not result in a Deemed Exchange, a U.S. Holder that does not surrender its Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer would generally not recognize any gain or loss with respect to the Existing 2016 Notes as a result of the Proposed Amendments regardless of whether it consents to the Proposed Amendments. In addition, the U.S. Holder would generally have the same adjusted tax basis and holding period in the Existing 2016 Notes as it had before the adoption of the Proposed Amendments.

If, however, the adoption of the Proposed Amendments and/or the payment of the Consent Fee do constitute a significant modification of the Existing 2016 Notes, the U.S. federal income tax consequences of the resulting Deemed Exchange would generally depend on whether the “old” Existing 2016 Notes and the “new” Existing 2016 Notes are treated as “securities.” As discussed above in “—The Exchange Offers—The CEDC FinCo Exchange Offer—New Notes Option,” we intend to take the position that the Existing 2016 Notes are securities for U.S. federal income tax purposes. If this position is correct and the Proposed Amendments rise to the level of a significant modification, the Deemed Exchange would generally be treated as a tax-free “recapitalization” for U.S. federal income tax purposes. In this event, a U.S. Holder would generally recognize no gain or loss on the Deemed Exchange, and its tax basis in the “new” Existing 2016 Notes would generally be equal to its adjusted tax basis in the “old” Existing 2016 Notes. In addition, the U.S. Holder’s holding period in the “new” Existing 2016 Notes would generally include its holding period in the “old” Existing 2016 Notes.

If, contrary to the position that we intend to take, the Existing 2016 Notes are not properly characterized as “securities,” a Deemed Exchange would generally be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In this event, a U.S. Holder would generally recognize gain or loss in an amount equal to the difference between (i) the “issue price” of the “new” Existing 2016 Notes and (ii) the U.S. Holder’s adjusted tax basis in the “old” Existing 2016 Notes. The issue price of the “new” Existing 2016 Notes should generally be equal to the fair market value of the “old” Existing 2016 Notes. U.S. Holders of 8.875% Existing 2016 Notes may also be required to recognize foreign currency gain or loss as a result of the Deemed Exchange.

In addition, regardless of whether the Deemed Exchange qualifies as a recapitalization for U.S. federal income tax purposes, the “new” Existing 2016 Notes may be treated as issued with OID. See the discussions of OID below in “—Ownership and Disposition of New Notes.”

Payment of the Consent Fee. The U.S. federal income tax treatment of the Consent Fee is unclear. In a recent private letter ruling involving a different issuer, the IRS concluded that a payment made in connection with a consent solicitation constituted a payment of accrued and unpaid interest (to the extent of such interest) and then a return of principal with respect to the notes in question. However, the conclusion reached in this ruling will not necessarily apply with respect to the payment of the Consent Fee, and we do not intend to follow this conclusion. Instead, we intend to take the position that the Consent Fee will constitute separate consideration for a Noteholder’s delivery of Consents and Existing 2016 Notes by the Consent Fee Deadline, resulting in ordinary income to a U.S. Holder in the full amount of the Consent Fee (i.e., without reducing such amount by any portion of the U.S. Holder’s adjusted tax basis in its tendered Existing 2016 Notes).

U.S. Holders of Existing 2016 Notes are urged to consult their independent tax advisors regarding the U.S. federal income tax consequences of the Proposed Amendments and the Consent Fee, including the consequences of receiving the Consent Fee and the possible treatment of the adoption of the Proposed Amendments and/or the payment of the Consent Fee as a “significant modification” of the Existing 2016 Notes.

Ownership and Disposition of New Common Stock

Dividends. Any distributions made on the New Common Stock will generally constitute “dividends” for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. A distribution that would otherwise be treated as a dividend but that exceeds our current and accumulated earnings and profits will be treated first as a nontaxable return of capital that reduces the U.S. Holder’s adjusted tax basis in its shares of New Common Stock. Any portion of such a distribution in excess of the U.S. Holder’s adjusted tax basis in its shares of New Common Stock, determined on a share-by-share basis, will generally be treated as capital gain. Subject to certain exceptions, dividends received by individual and certain other non-corporate U.S. Holders are generally taxed at preferential U.S. federal income tax rates, provided that certain holding period and other requirements are met. U.S. Holders that are corporations for U.S. federal income tax purposes may be eligible for a dividends received deduction with respect to dividends paid on their shares of New Common Stock.

Sale, Redemption, or Other Disposition of New Common Stock. Unless a nonrecognition provision of the Tax Code applies, and subject to the discussion above in “—The Exchange Offers—Market Discount Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale, redemption, or other taxable disposition of New Common Stock in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any other property received in connection with the disposition and (ii) the U.S. Holder’s adjusted tax basis in the New Common Stock. Any such capital gain or loss would generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in its shares of New Common Stock is greater than one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-

corporate U.S. Holders are generally taxed at preferential U.S. federal income tax rates. A U.S. Holder’s ability to deduct capital losses may be subject to limitations.

Ownership and Disposition of New Notes

Issue Price of the New Notes. For U.S. federal income tax purposes, the Existing 2016 Notes will likely be treated as “publicly traded” as of the consummation of the CEDC FinCo Exchange Offer. As a result, under applicable Treasury Regulations, the issue price of the New Notes should generally be based on the fair market value of the Existing 2016 Notes at such time. In general, the issue price of each class of New Notes should be determined by allocating the total fair market value of the Existing 2016 Notes surrendered pursuant to the New Notes Option among the New Notes Consideration in proportion to the relative fair market values of the New Secured Notes and the New Convertible Secured Notes and the amount of cash received by Noteholders in the exchange (if any). To the extent that the issue price of a class of New Notes is less than the aggregate stated principal amount of such New Notes, such difference will generally be treated as additional OID under the rules described below in “—New Secured Notes—Stated Interest and OID” and “—New Convertible Secured Notes—Stated Interest and OID.”

New Secured Notes—Stated Interest and OID. In general, subject to the discussion below in “—Amortizable Bond Premium,” payments of “qualified stated interest” on the New Secured Notes will be taxable to a U.S. Holder as ordinary income at the time that such payments are accrued or received (in accordance with the U.S. Holder’s regular method of tax accounting). “Qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments) at least annually throughout a debt instrument’s term at a single fixed rate. We expect to take the position that payments of stated interest on the New Secured Notes will constitute qualified stated interest to the extent that such payments do not exceed the initial 8 percent interest rate, meaning that any portion of a stated interest payment in excess of the amount calculated at such rate should generally be treated as part of a New Secured Note’s “stated redemption price at maturity.” Accordingly, each such excess portion should generally be taxed under the OID and related rules described below.

It is anticipated that the New Secured Notes will be issued with OID for U.S. federal income tax purposes. The amount of OID on a New Secured Note will generally be equal to the excess of the “stated redemption price at maturity” of the New Secured Note over its “issue price.” However, a New Secured Note will not be treated as issued with OID if the stated redemption price at maturity exceeds the issue price by less than 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity. The stated redemption price at maturity of a New Secured Note will generally be equal to the sum of its principal amount plus all other payments thereunder, other than payments of qualified stated interest. As noted above, we expect to take the position that any portion of a stated interest payment on a New Secured Note in excess of the amount calculated at the initial 8 percent interest rate will be treated as part of the New Secured Note’s stated redemption price at maturity.

Under the OID rules, subject to the discussions below in “—Amortizable Bond Premium” and “Acquisition Premium,” a U.S. Holder will generally be required to include in income the daily portion of OID that accrues on a New Secured Note for each day during the taxable year on which such U.S. Holder holds the New Secured Note, regardless of its method of accounting for U.S. federal income tax purposes. Thus, the U.S. Holder will generally be required to include OID in income in advance of the receipt of the cash to which the OID is attributable. “Daily portions” of OID are determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. In general, the amount of OID that will accrue on a New Secured Note during an accrual period would be equal to the product of the New Secured Note’s “adjusted issue price” at the beginning of the accrual period multiplied by its “yield to maturity,” less the amount of any qualified stated interest allocable to such accrual period. The adjusted issue price of a New Secured Note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the New Secured Note in all prior accrual periods and decreased by any payments (other than payments of qualified stated interest) made on the New Secured Note during all prior accrual periods. The yield to maturity of a New Secured Note will generally be the discount rate that causes the present value of all principal and interest payments on the New Secured Note as of its issue date to equal the issue price of the New Secured Note.

New Convertible Secured Notes—Stated Interest and OID. As discussed above, “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments) at least annually throughout a debt instrument’s term at a single fixed rate. Because CEDC FinCo may elect to pay stated interest on the New Convertible Secured Notes either in the form of cash or in the form of additional New Convertible Secured Notes, no payments of stated interest on the New Convertible Secured Notes will constitute qualified stated interest, meaning that the full amount of each stated interest payment should generally be treated as part of a New Convertible Secured Note’s “stated redemption price at maturity.”

Accordingly, the New Convertible Secured Notes will be issued with OID for U.S. federal income tax purposes. Under the rules described above in “New Secured Notes—Stated Interest and OID,” the amount of OID on a New Convertible Secured Note will generally be equal to the excess of the “stated redemption price at maturity” of the New Convertible Secured Note over its “issue price.” The stated redemption price at maturity of a New Convertible Secured Note will generally be equal to the sum of its principal amount plus all other payments thereunder. Any additional New Convertible Secured Notes issued as interest with respect to a New Convertible Secured Note should generally be aggregated with the New Convertible Secured Note and treated as part of a single debt instrument for U.S. federal income tax purposes.

Subject to the discussions below in “—Amortizable Bond Premium” and “Acquisition Premium,” a U.S. Holder will generally be required to include in income the daily portion of OID that accrues on a New Convertible Secured Note for each day during the taxable year on which such U.S. Holder holds the New Convertible Secured Note, regardless of its method of accounting for U.S. federal income tax purposes. Thus, the U.S. Holder will generally be required to include OID in income in advance of the receipt of the cash to which the OID is attributable. See the discussion in “—New Secured Notes—Stated Interest and OID” above for a summary of certain general rules relating to the calculation of accrued OID.

For purposes of determining the “yield to maturity” of the New Convertible Secured Notes, CEDC FinCo and U.S. Holders of New Convertible Secured Notes will be required to assume, with respect to each payment of stated interest on the New Convertible Secured Notes, that CEDC FinCo will elect the payment option (i.e., cash or additional New Convertible Secured Notes) that minimizes the yield to maturity of the New Convertible Secured Notes (a “Payment Assumption”). The Payment Assumptions will generally affect the U.S. federal income tax consequences to U.S. Holders upon the receipt of payments on the New Convertible Secured Notes. Based on the issue price and terms of the New Convertible Secured Notes, we expect the Payment Assumption for each interest payment period to be that stated interest will be paid in the form of additional New Convertible Secured Notes. In this event, if CEDC FinCo elects, contrary to the Payment Assumptions, to make any stated interest payment in the form of cash rather than additional New Convertible Secured Notes, the cash payment would generally be treated as a payment made in retirement of a portion of the New Convertible Secured Notes equal to (i) the amount of the payment divided by (ii) the sum of the amount of the payment and the total principal amount of the New Convertible Secured Notes. As a result, the U.S. Holder would generally recognize gain or loss with respect to such portion of its New Convertible Secured Notes under the rules described below in “—Disposition, Conversion, or Retirement of New Notes.

If, contrary to the position that we expect to take, the Payment Assumption for any interest payment period is that stated interest will be paid in the form of cash rather than additional New Convertible Secured Notes, the U.S. federal income tax treatment of the New Convertible Secured Notes in the hands of a U.S. Holder could differ materially from those described in the preceding paragraph. The OID rules summarized above are highly technical and complex and their application to the New Convertible Secured Notes may not be clear in all cases.

Accordingly, U.S. Holders of Existing 2016 Notes are urged to consult their independent tax advisors regarding the application of the OID rules to the New Convertible Secured Notes.

New Convertible Secured Notes—Increases in Conversion Ratio. The U.S. federal income tax treatment of increases in the conversion ratio of the New Convertible Secured Notes is unclear. It is possible that such an adjustment could be characterized as a deemed distribution of New Common Stock to Noteholders. In certain circumstances (e.g., in the event that CEDC pays actual dividends on the outstanding New Common Stock), such a deemed distribution of New Common Stock could potentially be taxable to U.S. Holders under the rules described above in “—Ownership and Disposition of New Common Stock—Dividends.” U.S. Holders are urged to consult their independent tax advisors regarding the U.S. federal income tax consequences of increases in the conversion ratio of the New Convertible Secured Notes.

Amortizable Bond Premium. If a U.S. Holder’s tax basis in a New Note is greater than the sum of all amounts payable on the New Note (other than payments of qualified stated interest), the New Note will be treated as acquired with “amortizable bond premium.” In this case, the U.S. Holder would not be required to include any OID in income with respect to the New Note notwithstanding the rules described above in “—New Secured Notes—Stated Interest and OID” and “—New Convertible Secured Notes—Stated Interest and OID.” In addition, such a U.S. Holder would generally be able to elect to amortize the bond premium over the New Note’s stated term (on a constant yield basis) to offset qualified stated interest (if any) paid or accrued on the New Note. The U.S. Holder’s adjusted tax basis in the New Note would generally be reduced by any amount of bond premium amortized against qualified stated interest.

Acquisition Premium. If a U.S. Holder’s tax basis in a New Note is (i) less than or equal to the sum of all amounts payable on the New Note (other than payments of qualified stated interest) and (ii) greater than the New Note’s issue price, the New Note will be treated as acquired with “acquisition premium.” In this case, each daily portion of OID that would otherwise be includible in the U.S. Holder’s income with respect to such New Note would generally be reduced by an amount equal to the product of (i) the amount that would otherwise be the daily portion and (ii) a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted tax basis in the New Note over its adjusted issue price and the denominator of which is the excess of the sum of all amounts payable on the New Note (other than any payments of qualified stated interest) over its adjusted issue price.

Disposition, Conversion, or Retirement of New Notes. Unless a nonrecognition provision of the Tax Code applies, and subject to the discussion above in “—The Exchange Offers—Market Discount Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale, redemption, or other taxable disposition of New Notes (including a conversion of New Convertible Secured Notes into New Common Stock) in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any other property received in connection with the disposition (other than amounts attributable to accrued and unpaid interest, which will generally be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder’s adjusted tax basis in the New Notes. A U.S. Holder’s adjusted tax basis in its New Notes will generally be equal to its initial tax basis in the New Notes (as described above in “—The Exchange Offers—The CEDC FinCo Exchange Offer—New Notes Option”) increased by any OID included in the U.S. Holder’s income prior to the disposition of the New Notes and decreased by any payments received on the New Notes other than payments of qualified stated interest. Any such capital gain or loss would generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in such New Notes is greater than one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-corporate U.S. Holders are generally taxed at preferential U.S. federal income tax rates. A U.S. Holder’s ability to deduct capital losses may be subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to U.S. federal backup withholding (currently imposed at a rate of 28 percent) with respect to dividends paid on the New Common Stock, interest (including OID) with respect to the New

Notes, and certain other reportable payments (including, potentially, amounts received pursuant to the Exchange Offers and proceeds from the sale, redemption, or other disposition of New Common Stock or New Notes), unless the U.S. Holder provides its taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption. If the payor of such payments is not provided with a U.S. Holder’s correct taxpayer identification number or other adequate basis for exemption, the U.S. Holder may be subject to certain penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules are generally allowable as a refund or a credit against the taxpayer’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders

The Exchange Offers

The CEDC Exchange Offer. As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Exchange Offers—The CEDC Exchange Offer,” we intend to take the position that the exchange of Existing 2013 Notes for New Common Stock pursuant to the CEDC Exchange Offer will be a tax-free “recapitalization” for U.S. federal income tax purposes. If this position is correct, a Non-U.S. Holder would generally recognize no gain or loss on an exchange of Existing 2013 Notes for shares of New Common Stock. Non-U.S. Holders of Existing 2013 Notes are urged to consult their independent tax advisors regarding the treatment of an exchange of Existing 2013 Notes for New Common Stock as a recapitalization for U.S. federal income tax purposes.

If, contrary to the position that we intend to take, the exchange does not qualify as a recapitalization (e.g., in the event that the Existing 2013 Notes are not properly characterized as “securities” for U.S. federal income tax purposes), a Non-U.S. Holder would generally not be subject to U.S. federal income tax on any gain recognized on the exchange unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. Certain U.S. federal income tax rules applicable to Non-U.S. Holders described in (i) or (ii) of the preceding sentence are described below in “—Ownership and Disposition of New Common Stock—Sale, Redemption, or Other Disposition of New Common Stock.”

The CEDC FinCo Exchange Offer—Cash Option. A Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain recognized on an exchange of Existing 2016 Notes solely for cash pursuant to the Cash Option unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. Certain U.S. federal income tax rules applicable to Non-U.S. Holders described in (i) or (ii) of the preceding sentence are described below in “—Ownership and Disposition of New Common Stock—Sale, Redemption, or Other Disposition of New Common Stock.” If a Non-U.S. Holder that exchanges Existing 2016 Notes for cash pursuant to the Cash Option also exchanges a portion of its Existing 2016 Notes for the New Notes Consideration (e.g., as a result of proration), the U.S. federal income tax consequences of the latter exchange would generally be as described below in “—New Notes Option.”

The CEDC FinCo Exchange Offer—New Notes Option. As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Exchange Offers—The CEDC Finco Exchange Offer—New Notes Option,” we intend to take the position that the exchange of Existing 2016 Notes for the New Notes Consideration pursuant to the New Notes Option will be a “recapitalization” for U.S. federal income tax purposes. If an exchange pursuant to the New Notes Option is treated as a fully tax-free recapitalization, a Non-U.S. Holder would generally recognize no gain or loss on an exchange of Existing 2016 Notes for the New Notes

Consideration. Non-U.S. Holders of Existing 2016 Notes are urged to consult their independent tax advisors regarding the treatment of an exchange of Existing 2016 Notes for New Common Stock as a recapitalization for U.S. federal income tax purposes.

In the event that the exchange of Existing 2016 Notes for the New Notes Consideration is treated as a partially tax-free “recapitalization” (e.g., if the New Notes Consideration includes cash or if the Existing 2016 Notes and only one class of New Notes are characterized as “securities” for U.S. federal income tax purposes) or, alternatively, as a fully taxable transaction (e.g., if the Existing Notes and/or both classes of New Notes are not characterized as securities), a Non-U.S. Holder would generally not be subject to U.S. federal income tax on any gain recognized on the exchange unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. Certain U.S. federal income tax rules applicable to Non-U.S. Holders described in (i) or (ii) of the preceding sentence are described below in “—Ownership and Disposition of New Common Stock—Sale, Redemption, or Other Disposition of New Common Stock.”

Payment of Accrued Interest on the Existing Notes. As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Exchange Offers—Payment of Accrued Interest,” if there is accrued and unpaid interest on the Existing Notes at the time that the Exchange Offers are consummated, a portion of the Consideration received in exchange for a Noteholder’s Existing Notes may be considered attributable to the interest for U.S. federal income tax purposes. In general, any amount paid to a Non-U.S. Holder that is attributable to accrued interest will not be subject to U.S. federal income tax (including withholding tax), provided that (i) such interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is not attributable to a United States permanent establishment of the Non-U.S. Holder), (ii) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our voting stock, (iii) the Non-U.S. Holder is not a “controlled foreign corporation” related to us directly or constructively through stock ownership, and (iv) the Non-U.S. Holder has satisfied certain certification requirements. Such certification requirements will generally be met if the Non-U.S. Holder provides its name and address and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person. Special procedures apply to payments to qualified foreign intermediaries and certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

The Proposed Amendments and the Consent Fee

Characterization of the Proposed Amendments and the Consent Fee. The U.S. federal income tax consequences of the Proposed Amendments and the Consent Fee to Non-U.S. Holders that do not surrender their Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer will depend, in part, on whether the adoption of the Proposed Amendments results in a Deemed Exchange. As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Proposed Amendments and the Consent Fee—Characterization of the Proposed Amendments and the Consent Fee,” it is unclear whether the adoption of the Proposed Amendments, including the Collateral and Guarantee Amendments, and the payment of the Consent Fee, considered alone or together, could constitute a “significant modification” of the Existing 2016 Notes resulting in a Deemed Exchange under the applicable Treasury Regulations. If the Proposed Amendments and the Consent Fee do not result in a Deemed Exchange of “old” Existing 2016 Notes for “new” Existing 2016 Notes, a Non-U.S. Holder that does not surrender its Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer would generally not recognize any gain or loss with respect to the Existing 2016 Notes as a result of the Proposed Amendments regardless of whether it consents to the Proposed Amendments.

If, however, the adoption of the Proposed Amendments and/or the payment of the Consent Fee do constitute a significant modification of the Existing 2016 Notes, the U.S. federal income tax consequences of the resulting

Deemed Exchange would generally depend on whether the “old” Existing 2016 Notes and the “new” Existing 2016 Notes are treated as “securities.” As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Exchange Offers—The CEDC FinCo Exchange Offer—New Notes Option,” we intend to take the position that the Existing 2016 Notes are securities for U.S. federal income tax purposes. If this position is correct and the Proposed Amendments rise to the level of a significant modification, the Deemed Exchange of “old” Existing 2016 Notes for “new” Existing 2016 Notes would generally be treated as a tax-free “recapitalization” for U.S. federal income tax purposes. In this event, a Non-U.S. Holder would generally recognize no gain or loss on the Deemed Exchange.

If, contrary to the position that we intend to take, the Existing 2016 Notes are not properly characterized as “securities,” a Non-U.S. Holder would generally not be subject to U.S. federal income tax on any gain recognized on the Deemed Exchange unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. Certain U.S. federal income tax rules applicable to Non-U.S. Holders described in (i) or (ii) of the preceding sentence are described below in “—Ownership and Disposition of New Common Stock—Sale, Redemption, or Other Disposition of New Common Stock.”

In addition, regardless of whether the Deemed Exchange qualifies as a recapitalization for U.S. federal income tax purposes, the “new” Existing 2016 Notes may be treated as issued with OID. See the discussions of OID below in “—Ownership and Disposition of New Notes.”

Payment of the Consent Fee. As discussed above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—The Proposed Amendments and the Consent Fee—Payment of the Consent Fee,” although the U.S. federal income tax treatment of the Consent Fee is unclear, we intend to take the position that the Consent Fee will constitute separate consideration for a Noteholder’s delivery of Consents and Existing 2016 Notes by the Consent Fee Deadline. Accordingly, we intend to withhold U.S. federal income tax from the gross amount of any Consent Fee payable to a Non-U.S. Holder at a rate of 30 percent, unless (i) the Non-U.S. Holder provides documentation (generally on IRS Form W-8BEN) to the applicable withholding agent establishing that a reduced rate or an exemption is available under an applicable income tax treaty or (ii) the Consent Fee is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and the Non-U.S. Holder provides a properly completed IRS Form W-8ECI to the applicable withholding agent.

Non-U.S. Holders of Existing 2016 Notes are urged to consult their independent tax advisors regarding the U.S. federal income tax consequences of the Proposed Amendments and the Consent Fee, including the consequences of receiving the Consent Fee and the possible treatment of the adoption of the Proposed Amendments and/or the payment of the Consent Fee as a “significant modification” of the Existing 2016 Notes.

Ownership and Disposition of New Common Stock

Dividends. As described above in “—Certain U.S. Federal Income Tax Consequences to U.S. Holders—Ownership and Disposition of New Common Stock—Dividends,” any distributions made on the New Common Stock will generally constitute “dividends” for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified in an applicable income tax treaty. However, dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, that are attributable to a United States permanent establishment of the Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided that certain certification requirements are satisfied.

A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate with respect to dividends paid on the New Common Stock will generally be required (i) to complete IRS Form W-8BEN and certify under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined under the Code and is eligible for treaty benefits or (ii) if the New Common Stock is held through certain foreign intermediaries, to satisfy certain certification requirements set forth under applicable Treasury Regulations.

Sale, Redemption, or Other Disposition of New Common Stock. In general, any gain realized on a sale, redemption, or other disposition of New Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. An individual Non-U.S. Holder described in (i) of the preceding sentence will generally be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. A corporate Non-U.S. Holder described in (i) above will generally be subject to tax on its net gain in the same manner as if it were a “United States person” as defined under the Tax Code, and may also be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” (or a lower rate specified in an applicable income tax treaty). An individual Non-U.S. Holder described in (ii) above will generally be subject to a flat 30 percent tax on the gain derived from the disposition, which may be offset by United States-source capital losses in certain circumstances.

Ownership and Disposition of New Notes

Stated Interest and OID. A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on payments of interest or OID on the New Notes, provided that (i) such interest or OID is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is not attributable to a United States permanent establishment of the Non-U.S. Holder), (ii) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our voting stock, (iii) the Non-U.S. Holder is not a “controlled foreign corporation” related to us directly or constructively through stock ownership, and (iv) the Non-U.S. Holder satisfies certain certification requirements. Such certification requirements will generally be met if the Non-U.S. Holder provides its name and address and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person. Special procedures apply to payments to qualified foreign intermediaries and certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

New Convertible Secured Notes—Increases in Conversion Ratio. As discussed above in “Certain U.S. Federal Income Tax Consequences to U.S. Holders—Ownership of New Notes—New Convertible Secured Notes—Increases in Conversion Ratio,” it is possible that an increase in the conversion ratio of the New Convertible Secured Notes could be characterized as a deemed distribution of New Common Stock to Noteholders. In certain circumstances (e.g., in the event that CEDC pays actual dividends on the outstanding New Common Stock), such a deemed distribution of New Common Stock could potentially be taxable to Non-U.S. Holders under the rules described above in “—Ownership and Disposition of New Common Stock—Dividends.” Non-U.S. Holders are urged to consult their independent tax advisors regarding the U.S. federal income tax consequences of increases in the conversion ratio of the New Convertible Secured Notes.

Disposition, Conversion, or Retirement of New Notes. In general, any gain realized on a sale, redemption, or other disposition of New Notes (including a conversion of New Convertible Secured Notes into New Common Stock) by a Non-U.S. Holder will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met. Certain U.S. federal income tax rules applicable to Non-U.S. Holders described in (i) or (ii) of the preceding sentence are described above in “—Ownership and Disposition of New Common Stock—Sale, Redemption, or Other Disposition of New Common Stock.” Any amounts received by a Non-U.S. Holder that are attributable to accrued and unpaid interest would generally be subject to the rules described above in “—Ownership and Disposition of New Notes—Stated Interest and OID.”

Information Reporting and Backup Withholding

A Non-U.S. Holder may be subject to U.S. federal backup withholding (currently imposed at a rate of 28 percent) with respect to interest (including OID), dividends, and certain other reportable payments (including, potentially, amounts received pursuant to the Exchange Offers and proceeds from the sale, redemption, or other disposition of New Common Stock or New Notes), unless, generally, the Non-U.S. Holder certifies, under penalties of perjury, that it is not a “United States person” as defined under the Tax Code or otherwise establishes an exemption. In addition, we must report annually to the IRS and to the Non-U.S. Holder the amount of any reportable payments and the tax withheld with respect to those payments, regardless of whether any tax was actually withheld. Copies of the information returns reporting such amounts may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules are generally allowable as a refund or a credit against the taxpayer’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

Certain Additional Withholding Requirements

After December 31, 2014, withholding at a rate of 30 percent will be required on dividends in respect of (and, after December 31, 2017, withholding at a rate of 30 percent will be required on gross proceeds from the disposition of) shares of New Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain foreign entities that are wholly or partially owned by United States persons. Accordingly, the entity through which the New Common Stock is held will generally affect the determination of whether such withholding is required. Similarly, after December 31, 2014, withholding at a rate of 30 percent will be required on dividends in respect of (and, after December 31, 2017, withholding at a rate of 30 percent will be required on gross proceeds from the disposition of) shares of New Common Stock held by a non-financial foreign entity, unless such entity either (i) certifies to us that such entity does not have any substantial United States owners or (ii) provides certain information regarding the entity’s substantial United States owners, which we will in turn provide to the Secretary of the Treasury. Non-U.S. Holders should consult their independent tax advisers regarding the possible implications of these rules on their investment in New Common Stock.

In general, the withholding requirements described in the preceding paragraph will not apply with respect to the New Notes unless they undergo a “significant modification” (as determined under applicable Treasury Regulations) after December 31, 2014. If the terms of the New Notes are significantly modified after December 31, 2014, the withholding requirements described above would generally apply to payments of interest (including OID) in respect of the New Notes after that date as well as to gross proceeds from any disposition of New Notes made after December 31, 2017.

Certain U.S. Federal Income Tax Consequences to the Company

Cancellation of Indebtedness

In general, the Tax Code provides that income from the discharge of indebtedness (“COD income”) realized by a solvent taxpayer is included in income for U.S. federal income tax purposes. In the case of a debt instrument, the amount of COD income realized by a taxpayer is generally the amount by which the “adjusted issue price” of the discharged debt instrument exceeds the fair market value (or, in the case of a debt instrument, the issue price) of any consideration given in exchange therefor. Certain statutory or judicial exceptions may apply to limit the amount of COD income realized by a taxpayer in certain circumstances. In addition, COD income is excluded from income if the taxpayer is insolvent immediately before the discharge (but only to the extent of the taxpayer’s insolvency) or if the COD income is realized pursuant to a confirmed plan of reorganization or court order in a Chapter 11 bankruptcy case. A taxpayer is generally considered “insolvent” for U.S. federal income tax purposes to the extent that the amount of its liabilities exceeds the gross fair market value of its assets. This determination is made on a separate entity basis in the case of a taxpayer that joins in the filing of a consolidated U.S. federal income tax return.

If COD income is excluded from a taxpayer’s income under either the insolvency or bankruptcy exception, the Tax Code generally requires the taxpayer to reduce certain of its tax attributes (such as net operating loss (“NOL”) carryforwards and current year NOLs, capital loss carryforwards, certain tax credits, and the taxpayer’s tax basis in its assets) by the amount of the excluded COD income. Any reduction in the taxpayer’s tax attributes resulting from COD income excluded under either of these exceptions is generally made only after the determination of the taxpayer’s U.S. federal income tax liability for the taxable year in which the excluded COD income is realized. In general, if the excluded COD income exceeds the amount of tax attributes that are available for reduction, the excess is permanently excluded from the taxpayer’s income. Where the taxpayer joins in the filing of a consolidated U.S. federal income tax return, applicable Treasury Regulations may require the tax attributes of the taxpayer’s consolidated subsidiaries to be reduced in certain circumstances.

It is expected that each of CEDC and CEDC FinCo (which is a member of CEDC’s consolidated group for U.S. federal income tax purposes) will realize a significant amount of COD income as a result of the Exchange Offers. In addition, CEDC FinCo could potentially realize COD income as a result of the Proposed Amendments if the adoption of the Proposed Amendments is treated as a “significant modification” under applicable Treasury Regulations. The total amount of such COD income will depend on, among other things, the fair market value of the New Common Stock as of the consummation of the Exchange Offers and the issue price of the New Notes (which, in turn, will generally depend on the fair market value of the Existing 2016 Notes as of the consummation of the Exchange Offers). Thus, the exact amount of COD income that we will realize will not be determinable until the closing of the Exchange Offers.

If either CEDC or CEDC FinCo (or both) is considered solvent for U.S. federal income tax purposes immediately before the consummation of the Exchange Offers, it is anticipated that the amount of COD income that such entity recognizes as a result of the Exchange Offers (and, potentially, as a result of the Proposed Amendments) would significantly exceed our available consolidated NOL carryforwards. As a result, we would incur a significant U.S. federal income tax liability. Alternatively, if either CEDC or CEDC FinCo is considered insolvent for U.S. federal income tax purposes immediately before the consummation of the Exchange Offers, some (or possibly all) of the COD income that such entity realizes as a result of the Exchange Offers may potentially be excluded from income under the insolvency exception. If both CEDC and CEDC FinCo are considered insolvent immediately before the consummation of the Exchange Offers, some (or possibly all) of the COD income realized by each of the two entities may potentially be excluded from income under the insolvency exception. Whether either or both of CEDC or CEDC FinCo will be treated as “insolvent” immediately before the closing of the Exchange Offers is highly uncertain and will generally depend on the fair market value of their respective assets and the amount of their respective liabilities. In addition, the trading price of our outstanding stock may be another factor that the IRS considers relevant in determining whether CEDC and CEDC FinCo are insolvent. In general, the bankruptcy exception would only be available if we were to seek to implement the restructuring through a Chapter 11 bankruptcy process (as contemplated by the Plan of Reorganization) rather than the Exchange Offers. Even if both CEDC and CEDC FinCo are considered insolvent or bankrupt for U.S. federal income tax purposes, it is anticipated that our consolidated NOL carryforwards (if any) and other tax attributes, including the tax basis of our assets, would be significantly reduced or eliminated as a result of the restructuring of the Existing Notes.

Potential Limitations on NOL Carryforwards and Other Tax Attributes

In general, section 382 of the Tax Code limits a corporation’s ability to utilize NOLs, NOL carryforwards, and certain other tax attributes where the corporation undergoes an “ownership change.” We expect that the issuance of New Common Stock pursuant to the Restructuring Transactions will cause us to undergo such an ownership change. As a result, our remaining NOL carryforwards (if any) and certain other tax attributes that are allocable to periods ending on or before the closing date (potentially including current year NOLs and certain “built-in” loss items recognized within the five-year period following the date of the ownership change) may be subject to limitation in future taxable years. This limitation would apply in addition to, and not in lieu of, our use of tax attributes to offset any COD income recognized in connection with the Exchange Offers and any attribute reduction required as a result of excluded COD income under the insolvency exception. In general, the amount of the annual limitation would be equal to the product of (i) the fair market value of our outstanding stock immediately before the ownership change (with certain adjustments) multiplied by (ii) the “long-term tax exempt rate” in effect for the month in which the ownership change occurs (2.77 percent for ownership changes occurring in March 2013).

INFORMATION AGENT AND VOTING AGENT

We have retained The Garden City Group, Inc. to act as the Information Agent in connection with the Exchange Offers, the Consent Solicitation and Plan of Reorganization. The Information Agent will assist with the delivery of this Offering Memorandum and Disclosure Statement, the Letters of Transmittal, if applicable, the Ballot and related materials to Noteholders, as applicable, respond to inquiries of and provide information to Noteholders in connection with the Exchange Offers, Consent Solicitation and Plan of Reorganization and provide other similar advisory services as we may request from time to time.

Subject to the terms and conditions set forth in an agreement between us and the Information Agent, we have agreed to pay the Information Agent customary fees for its services in connection with the Exchange Offers, Consent Solicitation and Plan of Reorganization. We have also agreed to reimburse the Exchange Agent for its reasonable out-of-pocket expenses.

Questions regarding the terms of the Exchange Offers, Consent Solicitation and Plan of Reorganization or the related transactions may be directed to the Information Agent/Voting Agent at the following address:

CEDC Case Administration

c/o Garden City Group

P.O. Box 9968

Dublin, Ohio 43017-5968

(800) 878-1684 (toll-free North America)

(614) 763-6110 (direct-dial toll international)

EXCHANGE AGENT

Global Bondholder Services Corporation has been appointed as Exchange Agent for the Exchange Offers. Letters of Transmittal, if applicable, notices of guaranteed delivery and all correspondence in connection with the Exchange Offers should be sent or delivered by each Noteholder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the following address:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Subject to the terms and conditions set forth in an agreement between us and the Exchange Agent, we have agreed to pay the Exchange Agent customary fees for its services in connection with the Exchange Offers. We have also agreed to reimburse the Exchange Agent for its reasonable out-of-pocket expenses.

LEGAL MATTERS

We are being represented in connection with the Exchange Offers, Consent Solicitation and Plan of Reorganization by Skadden, Arps, Slate, Meagher and Flom LLP, New York, New York.

INDEPENDENT AUDITORS

The consolidated financial statements of Central European Distribution Corporation as of December 31, 2011, incorporated by reference in this Offering Memorandum have been audited by Ernst & Young Audit Sp. z.o.o., independent registered public accountants, as stated in their report thereon.

The consolidated financial statements of Central European Distribution Corporation as of December 31, 2010 incorporated by reference in this Offering Memorandum have been audited by PricewaterhouseCoopers Sp. z.o.o., independent registered public accountants, as stated in their report thereon.

CERTAIN FEDERAL AND OTHER SECURITIES LAWS MATTERS

We believe that, subject to certain exceptions described below, various provisions of the Securities Act, the Bankruptcy Code, and state securities laws exempt from federal and state securities registration requirements (a) the offer and the sale of securities pursuant to the Exchange Offers and the Plan of Reorganization and (b) subsequent transfers of such securities.

The Exchange Offers

We are relying on Section 3(a)(9) of the Securities Act to exempt the Exchange Offers from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange”. Under the provisions of National Securities Markets Improvements Act of 1996 (“NSMIA”), the Exchange Offers are preempted from state registration under the state securities or “blue sky” laws and regulations, to Section 18(b)(4)(D) (formerly, Section 18(b)(4)(C)) of the Securities Act. Section 18(b)(4)(D) provides, among other things, that the states are preempted from requiring registration of the securities to be offered or sold as federal “covered securities” but the states are not preempted from requiring certain notice and/or fee requirements to claim the “covered security” preemption, nor from the state anti-fraud provisions. In addition, in certain states we have relied on Section 18(b)(1) of the Securities Act for securities listed or to be listed on a national exchange. We do not have any contract, arrangement, or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting Noteholders to tender their Existing Notes or reject the Exchange Offers. We have received assurances that no person will provide any information to Noteholders relating to the Exchange Offers other than to refer the Noteholders to the information contained in this Offering Memorandum. In addition, no broker, dealer, salesperson, agent, or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Exchange Offers.

In the event that the conditions to the Exchange Offers are satisfied and we consummate the Exchange Offers, we will rely on Sections 3(a)(9) and 18(b)(4)(C) of the Securities Act to exempt the issuance of the New Secured Notes and New Common Stock and New Secured Notes from federal and state registration requirements with respect to resale. The New Common Stock and New Secured Notes issued in exchange for the Existing Notes will not be restricted securities. Under current SEC interpretations, securities that are obtained in a Section 3(a)(9) exchange assume the same character (i.e. restricted or unrestricted) as the securities that have been surrendered. In this case, all of the Existing Notes are unrestricted securities. The New Common Stock and New Secured Notes issued in exchange for the Existing Notes will therefore also be unrestricted and recipients who are not our “affiliates” (as such term is defined in Rule 144 under the Securities Act) will therefore be able to resell New Secured Notes or New Common Stock without registration. Recipients who are our affiliates may resell their New Secured Notes and New Common Stock subject to the provisions of Rule 144, absent registration or another appropriate exemption.

Offer and Sale of New Securities: Bankruptcy Code Exemption

Holders of Allowed Existing 2013 Note Claims, RTL Note Claims, RTL Credit Facility Claims and Existing 2013 Note Claims may receive shares of New Common Stock and New Secured Notes pursuant to the Plan of Reorganization. Section 1145(a)(1) of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if three principal requirements are satisfied: (1) the securities must be issued “under a plan” of reorganization by the debtor or its successor under a plan or by an affiliate participating in a joint plan of reorganization with the debtor; (2) the recipients of the securities must hold a claim against, an interest in, or a claim for administrative expenses in the case concerning the debtor or such affiliate; and (3) the securities must be issued in exchange for the recipient’s claim against or interest in the debtor, or such affiliate, or “principally” in such exchange and “partly” for cash or property. In reliance upon this exemption, CEDC and CEDC FinCo believe that the offer and sale of the New Common Stock and New Secured Notes under the Plan of Reorganization will be exempt from registration under the Securities Act and state securities laws.

Subsequent Transfers of New Securities Received under the Plan of Reorganization

Section 1145(b) of the Bankruptcy Code defines the term “underwriter” for purposes of the Securities Act as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”, (1) purchases a claim against, interest in, or claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distributing any security received in exchange for such a claim or interest; (2) offers to sell securities offered or sold under a plan for the holders of such securities; (3) offers to buy securities offered or sold under the plan from the holders of such securities, if the offer to buy is: (a) with a view to distribution of such securities and (b) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (4) is an “issuer” with respect to the securities, as the term “issuer” is defined in Section 2(a)(11) of the Securities Act.

The term “issuer” is defined in Section 2(a)(4) of the Securities Act; however, the reference contained in Section 1145(b)(1)(D) of the Bankruptcy Code to Section 2(11) of the Securities Act purports to include as statutory underwriters all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. “Control” (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor (or its successor) under a plan of reorganization may be deemed to be a “control person”, particularly if such management position is coupled with the ownership of a significant percentage of the debtor’s (or successor’s) voting securities. Ownership of a significant amount of voting securities of a reorganized debtor could also result in a person being considered to be a “control person”.

To the extent that persons deemed to be “underwriters” receive New Common Stock and New Secured Notes pursuant to the Plan of Reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Such persons would not be permitted to resell such New Common Stock and New Secured Notes, unless such securities were registered under the Securities Act or an exemption from such registration requirements were available. Entities deemed to be statutory underwriters for purposes of Section 1145 of the Bankruptcy Code may, however, be able, at a future time and under certain conditions, to sell securities without registration pursuant to the resale provisions of Rule 144 under the Securities Act or another available exemption under the Securities Act.

Whether or not any particular person would be deemed to be an “underwriter” with respect to the New Common Stock and New Secured Notes to be issued pursuant to the Plan of Reorganization, or an “affiliate” of the Reorganized Debtor(s), would depend upon various facts and circumstances applicable to that person. Accordingly, CEDC and CEDC FinCo express no view as to whether any such person would be such an “underwriter” or “affiliate”. PERSONS WHO RECEIVE NEW COMMON STOCK AND NEW SECURED

NOTES UNDER THE PLAN OF REORGANIZATION ARE URGED TO CONSULT THEIR OWN LEGAL ADVISOR WITH RESPECT TO THE RESTRICTIONS APPLICABLE UNDER THE SECURITIES LAWS AND THE CIRCUMSTANCES UNDER WHICH SECURITIES MAY BE SOLD IN RELIANCE ON SUCH LAWS.

THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES. CEDC AND CEDC FINCO MAKE NO REPRESENTATIONS CONCERNING, AND DOES NOT PROVIDE, ANY OPINIONS OR ADVICE WITH RESPECT TO THE NEW COMMON STOCK AND NEW SECURED NOTES OR THE BANKRUPTCY MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT. IN LIGHT OF THE UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS, CEDC AND CEDC FINCO ENCOURAGE EACH NOTEHOLDER AND PARTY-IN-INTEREST TO CONSIDER CAREFULLY AND CONSULT WITH ITS OWN LEGAL ADVISORS WITH RESPECT TO ALL SUCH MATTERS. BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR NOTEHOLDER MAY BE AN UNDERWRITER, CEDC AND CEDC FINCO MAKE NO REPRESENTATION CONCERNING THE ABILITY OF A PERSON TO DISPOSE OF THE NEW COMMON STOCK AND NEW SECURED NOTES.

APPLICABILITY OF CERTAIN POLISH SECURITIES LAWS AND REGULATIONS

Our shares are listed on the WSE and as a result certain Polish regulations regarding public companies listed on the WSE, including the provisions of the Act on public offers, conditions governing the introduction of financial instruments to organized trading, and public companies of July 29, 2005 (consolidated text: Dz. U. of 2009, No. 185, Item 1439, as amended), or Polish Offering Act, briefly and selectively summarized below, are applicable to us and our shareholders. You should be aware that certain controversies may arise regarding the application of Polish legal regulations to us and our shareholders in respect of exercising certain rights and performing certain obligations resulting from Polish law. The interaction of U.S. and Polish legal considerations relating to CEDC and our shareholders can be complex and in many instances there will not be a clear answer. The specific obligations of our shareholders, applicable sanctions for a breach thereof, certain exemptions and additional requirements set forth in the Polish Offering Act require a separate case-by-case analysis taking into consideration various factors. Accordingly, the Noteholders are urged to consult their own legal advisors before making any investment decision regarding the Exchange Offers.

Mandatory tender offers

Tender offer pursuant to Article 72 of the Polish Offering Act

As a general rule, under the Polish Offering Act the purchase of shares of a public company in a number resulting in the increase of the share in the total number of votes by more than: (i) 10% of the total number of votes in a period shorter than 60 days, by the entity whose share in the total number of votes in such company is less than 33%, (ii) 5% of the total number of votes in a period shorter than 12 months, by a shareholder whose share in the total number of votes in the company amounts to at least 33%, may take place solely as a result of launching a tender offer for the sale or exchange of such shares in a number not less than respectively 10% or 5% of total number of votes in the company.

Tender offer pursuant to Article 73 of the Polish Offering Act

As a general rule, under the Polish Offering Act, a shareholder may exceed the 33% threshold of the total number of votes in a public company, subject to the certain exceptions, only as a result of a tender offer to sell or exchange shares in such company, concerning a number of shares which confers the right to 66% of the total number of votes, unless 33% of the total number of votes is to be exceeded as a result of a tender offer for the sale or exchange of all remaining shares in a company. If a shareholder exceeds the 33% threshold of the total number of votes as a result of an indirect acquisition of shares (i.e. of obtaining the status of a dominant entity in a company or another legal person holding shares in a public company, or in another company or a legal person which is its dominant entity and acquisition or taking up of shares of a public company by a direct or indirect subsidiary), taking up newly issued shares, acquisition of shares as part of a public offer or a noncash contribution to the company, a merger or demerger of the company, amendments to the company’s articles of association, expiry of preference rights attached to shares, or otherwise as a result of a legal event other than a legal transaction, the shareholder or entity acquiring shares indirectly shall, within three months of the date of exceeding 33% of the total number of votes: (a) announce a tender offer to sell or exchange the company’s shares, concerning the number of shares conferring the right to 66% of the total number of votes; or (b) dispose of a sufficient number of shares as to be left with shares conferring the right to no more than 33% of the total number of votes – unless within that period the share of such shareholder or entity acquiring shares indirectly in the total number of votes decreases to no more than 33% of the total number of votes, as a result of an increase in the share capital, amendments to the company’s articles of association, or the expiry of preference rights attached to shares, as the case may be.

Tender offer pursuant to Article 74 of the Polish Offering Act

As a general rule, under the Polish Offering Act, a shareholder may exceed 66% of the total number of votes in a public company, subject to certain exceptions, only as a result of a tender offer to sell or exchange the remaining shares in the company. If the threshold of 66% of the total number of votes is exceeded as a result of an indirect acquisition of shares, taking up of shares of a new issue, acquisition of shares as part of a public offer or noncash contribution to the company, merger or demerger of the company, amendments to the company’s articles of association, expiry of preference rights attached to shares, or otherwise as a result of a legal event other than a legal transaction, the shareholder or entity acquiring shares indirectly shall, within three months of the date of exceeding 66% of the total number of votes, announce a tender offer for the sale or exchange of the remaining shares in the company, unless within that period the share of such shareholder or entity acquiring shares indirectly in the total number of votes decreases below 66% as a result of an increase in share capital, amendments to the company’s articles of association, or the expiry of preference rights attached to shares, as the case may be.

Obligation to notify about the acquisition or transfer of a block of shares in a public company

Pursuant to the Polish Offering Act, anyone who (i) has reached or exceeded 5%, 10%, 15%, 20%, 25%, 33%, 33 1/3%, 50%, 75% or 90% of the total number of votes in a public company, or (ii) holds at least 5%, 10%, 15%, 20%, 25%, 33%, 33 1/3%, 50%, 75% or 90% of the total number of votes in such company, and as a result of reducing that share, has reached respectively 5%, 10%, 15%, 20%, 25%, 33%, 33 1/3%, 50%,75% or 90% or fewer of the general number of votes, – is obliged to notify the PFSA immediately and the relevant public company of this fact forthwith, no later than four business days from the date of learning about the change in their share in the total number of votes, or could have learned by exercising due care, and in the case of a change resulting from the acquisition of shares in a public company in a transaction concluded on a regulated market, no later than six trading days from the date of the transaction. The notification may be prepared in Polish or English.

The duty to notify the PFSA and the public company also applies if (i) there is a change in the previously held shareholding of over 10% of the overall number of votes by at least: (a) 2% of the overall number of votes in a publicly listed company the shares of which are admitted to trading on an official stock exchange trading market (as of the date of this Offering Memorandum, such market is the main market of the WSE), (b) at least 5% of the overall number of votes – in a publicly listed company the shares in which are admitted to trading on a regulated market other than an official stock exchange trading market; (ii) there is a change in the previously held shareholding of over 33% of the overall number of votes in a public company by at least 1% of the overall number of votes. A public company is required to promptly pass any information received from its shareholders in exercising the obligations described above, simultaneously, for publication, to the PFSA and to the company operating the regulated market on which the company’s shares are listed.

Investors should be aware that the obligations relating to significant blocks of shares in public companies discussed in this section are also imposed on other entities enumerated in the Polish Offering Act, including a proxy who, in his/her capacity as representative of a shareholder at the shareholders’ meeting, was authorized to exercise the voting rights attached to a share of a public company, if the shareholder has not issued any binding written instructions as to how to vote or all parties to an agreement regarding the acquisition of shares in public company or voting in concert at the shareholders’ meeting or carrying out a consistent policy towards a public company, even if only one of such entities undertook or intended to undertake actions giving rise to such obligations or which hold the number of shares in a public company which ensures that a given threshold specified in the provisions of the Polish Offering Act has been jointly reached or exceeded.

The number of votes which gives rise to the obligations referred to in the Polish Offering Act with respect to significant blocks of shares in public companies includes (a) on the part of the dominant entity – the voting rights held by its subsidiaries; (b) on the part of the proxy holder who has been authorized to exercise the voting rights attached to shares of a public company on behalf of the shareholder represented at the shareholders’ meeting, given that the shareholder has not issued any binding written instructions as to how to vote – the number of votes attached to the shares covered by the power of proxy; (c) the votes attached to all shares, even if the exercise of these voting rights is restricted or prohibited under the articles of association, contract or provisions of law.

PERSONS WHO RECEIVE NEW COMMON STOCK UNDER THE EXCHANGE OFFERS OR UNDER THE PLAN OF REORGANIZATION ARE URGED TO CONSULT THEIR OWN LEGAL ADVISOR WITH RESPECT TO THE RESTRICTIONS APPLICABLE UNDER THE POLISH LAWS. THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES. CEDC MAKES NO REPRESENTATIONS CONCERNING, AND DOES NOT PROVIDE, ANY OPINIONS OR ADVICE WITH RESPECT TO THE MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT. IN LIGHT OF THE UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE RELEVANT PROVISIONS OF THE POLISH LAWS, CEDC ENCOURAGES EACH NOTEHOLDER AND PARTY-IN-INTEREST TO CONSIDER CAREFULLY AND CONSULT WITH ITS OWN LEGAL ADVISORS WITH RESPECT TO ALL SUCH MATTERS.

ANNEX 1

CORPORATE ORGANIZATIONAL CHART

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APPENDIX A

PLAN OF REORGANIZATION

Appendix A

IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE

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In re: CENTRAL EUROPEAN DISTRIBUTION CORPORATION, et al. Debtors.[1]	: : : : : : : :	Case No. 13- Chapter 11
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JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

Sarah E. Pierce (I.D. No. 4648)

SKADDEN, ARPS, SLATE, MEAGHER

& FLOM, LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

(302) 651-3001

– and –

Jay M. Goffman

Mark A. McDermott

SKADDEN, ARPS, SLATE, MEAGHER

& FLOM, LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

(212) 735-2000

Proposed Counsel for Debtors and Debtors in Possession

Dated: March     , 2013

[1]	The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Central European Distribution Corporation (5271), CEDC Finance Corporation International, Inc. (0116), and CEDC Finance Corporation LLC. The address for each of the Debtors is 3000 Atrium Way, Suite 265, Mt. Laurel, NJ 08054.

i

ii

TABLE OF EXHIBITS

Exhibit A	List of Rejected Contracts and Leases

Exhibit B	List of Retained Causes of Action

Exhibit C	Description of New Common Stock

Exhibit D	RTL Investment Agreement

iii

INTRODUCTION

Central European Distribution Corporation, CEDC Finance Corporation International Inc., and CEDC Finance Corporation LLC (the “Debtors”) respectfully propose the following joint chapter 11 plan of reorganization for the resolution of the outstanding Claims against and Interests in the Debtors. Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of (i) the history, business, and operations of the Debtors and their subsidiaries (collectively, the “Company”), (ii) a summary and analysis of the Plan, and (iii) certain related matters, including risk factors relating to the consummation of this Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Company reserves the right to alter, amend, modify, revoke, or withdraw this Plan prior to its substantial consummation.

ARTICLE I

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME AND GOVERNING LAW

A.	Defined Terms

Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form:

1. “8.875% Bid Price” means, with respect to any holder of Existing 8.875% 2016 Notes that elects on its Ballot to participate in the Cash Option, the price specified by such holder on its Ballot for which it would be willing to exchange each €1,000 principal amount of Existing 8.875% 2016 Notes it chooses to exchange in the Cash Option; provided, however, that (i) the 8.875% Bid Price must be in increments of €10.00 and within a range between €600 and €850, (ii) if the 8.875% Bid Price is not submitted in a whole increment of €10.00, such 8.875% Bid Price will be rounded down to the nearest €10.00 increment, (iii) if a holder of Existing 8.875% 2016 Notes elects to participate in the Cash Option but does not specify its 8.875% Bid Price or it specifies an 8.875% Bid Price that is less than €600, then the 8.875% Bid Price for such holder shall be €600, and (iv) if the holder specifies an 8.875% Bid Price that is greater than €850, then such holder’s Existing 8.875% 2016 Notes will not be accepted for exchange in the Cash Option and will not be used for purposes of calculating the Clearing Price or the Cash Option Consideration.

2. “9.125% Bid Price” means, with respect to any holder of Existing 9.125% 2016 Notes that elects on its Ballot to participate in the Cash Option, the price specified by such holder on its Ballot for which it would be willing, subject to the terms of the Plan, to exchange each $1,000 principal amount of Existing 9.125% 2016 Notes it chooses to exchange in the Cash Option; provided, however, that (i) the 9.125% Bid Price must be in increments of $10.00 and within a range between $600 and $850, (ii) if the 9.125% Bid Price is not submitted in a whole increment of $10.00, such 9.125% Bid Price will be rounded down to the nearest $10.00 increment, (iii) if a holder of Existing 9.125% 2016 Notes elects to participate in the Cash Option but does not specify its 9.125% Bid Price or it specifies a 9.125% Bid Price that is less than $600, then the 9.125% Bid Price for such holder shall be $600, and (iv) if the holder specifies a 9.125% Bid Price that is greater than $850, then such holder’s Existing 9.125% 2016 Notes will not be accepted for exchange in the Cash Option and will not be used for purposes of calculating the Clearing Price or the Cash Option Consideration.

3. “Accrued Professional Compensation” means, at any given moment, all accrued, contingent and/or unpaid fees (including success fees) for legal, financial advisory, accounting and other services and obligations

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for reimbursement of expenses rendered or incurred before the Effective Date that are awardable and allowable under sections 328, 330(a) or 331 of the Bankruptcy Code by any retained Professional in the Chapter 11 Cases, or that are awardable and allowable under section 503 of the Bankruptcy Code, that the Bankruptcy Court has not denied by a Final Order, all to the extent that any such fees and expenses have not been previously paid. To the extent that the Bankruptcy Court or any higher court denies or reduces by a Final Order any amount of a professional’s fees or expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation. For the avoidance of doubt, Accrued Professional Compensation shall not include the Plan Support Parties’ Professional Fee Claims.

4. “Administrative Claim” means a Claim for payment of costs and expenses of administration pursuant to sections 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses Allowed pursuant to sections 328, 330(a), 331 or 363 of the Bankruptcy Code or otherwise for the period commencing on the Petition Date and through the Effective Date; (c) all fees and charges assessed against the Estates pursuant to chapter 123 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001; (d) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4) and (5) of the Bankruptcy Code; and (e) the Plan Support Parties’ Professional Fee Claims, which fee claims shall be Allowed Administrative Claims.

5. “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

6. “Allowed” means, with respect to a Claim within a particular Class, an Allowed Claim of the type described in such Class.

7. “Allowed Claim” means a Claim (i) as to which no objection or request for estimation has been filed on or before the Claims Objection Bar Date or the expiration of such other applicable period fixed by the Bankruptcy Court or the Plan; (ii) as to which any objection has been settled, waived, withdrawn or denied by a Final Order or in accordance with the Plan; or (iii) that is allowed (a) by a Final Order, (b) by an agreement between the holder of such Claim and the Debtors or the Reorganized Debtors or (c) pursuant to the terms of the Plan; provided, however, that, notwithstanding anything herein to the contrary, by treating a Claim as an “Allowed Claim” under (i) above (the expiration of the Claims Objection Bar Date or other applicable deadline), the Debtors do not waive their rights to contest the amount and validity of any disputed, contingent and/or unliquidated Claim in the time, manner and venue in which such Claim would have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced. An Allowed Claim (i) includes a Disputed Claim to the extent such Disputed Claim becomes Allowed after the Effective Date and (ii) shall be net of any valid setoff exercised with respect to such Claim pursuant to the provisions of the Bankruptcy Code and applicable law. Unless otherwise specified herein, in section 506(b) of the Bankruptcy Code or by Final Order of the Bankruptcy Court, “Allowed Claim” shall not, for purposes of distributions under the Plan, include interest on such Claim accruing from and after the Petition Date.

8. “Auction Closing Date” means the Voting Deadline.

9. “Avoidance Actions” means causes of action or rights arising under sections 510(c), 544, 545, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code, as defined in Article V.

10. “Ballot” means the form distributed to each holder of a Claim in an Impaired Class entitled to vote on the Plan on which to indicate their acceptance or rejection of the Plan and, if applicable, such other elections as may be made thereon.

11. “Bankruptcy Code” means title 11 of the United States Code, as amended from time to time.

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12. “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware having jurisdiction over the Chapter 11 Cases or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, the United States District Court for the District of Delaware.

13. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as well as the general and local rules of the Bankruptcy Court.

14. “Bankruptcy Waiver Amendments” means, as described in the Disclosure Statement, that certain amendment to the Existing 2016 Notes Indenture to provide for a revision to current Section 6.2 (Acceleration) thereof, consent to which was solicited from holders of Existing 2016 Notes pursuant to the Consent Solicitation, such that the entire provision is stricken and replaced with the following: “Section 6.2 (Acceleration): If an Event of Default occurs and is continuing, the Trustee by notice to the Issuer, or the Holders of over 50% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest shall be due and payable immediately.”

15. “Bid Price” means, collectively, the 8.875% Bid Price and the 9.125% Bid Price.

16. “Cash” means legal tender of the United States of America or the equivalent thereof.

17. “Cash Option Consideration” means Cash, in an amount not to exceed $172 million (using the Exchange Rate, in the case of payments in respect of Existing 8.875% 2016 Notes) and representing the sum of (i) the aggregate purchase price of all Existing 2016 Notes accepted for exchange in the Cash Option and (ii) the full amount of the aggregate unpaid interest that has accrued on such accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013.

18. “Causes of Action” means any action, proceeding, agreement, claim, cause of action, controversy, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity or pursuant to any other theory of law. Causes of Action also include: (a) any right of setoff, counterclaim or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law fraudulent transfer claim; and (f) any claim listed in the Plan Supplement.

19. “CEDC” means Central European Distribution Corporation, a Delaware corporation.

20. “CEDC FinCo” means CEDC Finance Corporation International, Inc., a Delaware corporation that is an indirect, wholly owned subsidiary of CEDC.

21. “Chapter 11 Cases” means the chapter 11 cases of the Debtors pending under chapter 11 of the Bankruptcy Code in the Bankruptcy Court, and the phrase “Chapter 11 Case” when used with reference to a particular Debtor means the particular case pending under chapter 11 of the Bankruptcy Code that such Debtor commenced in the Bankruptcy Court.

22. “Claim” means any claim against a Debtor as defined in section 101(5) of the Bankruptcy Code.

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23. “Claims Objection Bar Date” means, for each Claim, the latest of (a) the date that is one hundred and eighty (180) days after the Effective Date, (b) as to a particular Claim, 180 days after the filing of a Proof of Claim, or request for payment of such Claim, and (c) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for objecting to Claims.

24. “Class” means a category of holders of Claims or Interests as set forth in Article III.

25. “Clearing Price” means the lowest Bid Price, as determined based upon each Bid Price’s percentage of the respective Existing 2016 Note’s principal amount, such that the sum of (i) the aggregate purchase price to purchase all Existing 2016 Notes electing to participate in the Cash Option and (ii) the aggregate amount of unpaid interest that has accrued on such purchased Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013, would equal or exceed $172 million; provided, however, that the Debtors shall use the Exchange Rate in determining such aggregate purchase price and aggregate unpaid interest, which may include Euro denominated 8.875% Bid Prices.

26. “Collateral” means any property or interest in property of the Estates subject to a lien or security interest to secure the payment or performance of a Claim, which lien or security interest is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable law.

27. “Collateral and Guarantee Amendments” means, as described in the Disclosure Statement and set forth in the Supplemental Indenture, those certain amendments to the Existing 2016 Notes Indenture to provide for the release of all of the liens on the collateral securing the Existing 2016 Notes and a release of all subsidiary guarantees of the Existing 2016 Notes, consents to which were solicited from holders of Existing 2016 Notes pursuant to the Consent Solicitation.

28. “Company” means CEDC and each of its direct and indirect affiliates and subsidiaries, including any Non-Debtor Affiliates.

29. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

30. “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.

31. “Confirmation Hearing” means the hearing held by the Bankruptcy Court on Confirmation of the Plan pursuant to section 1128 of the Bankruptcy Code, as such hearing may be continued from time to time.

32. “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, which order shall be reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

33. “Consent Solicitation” means the solicitation of consents to amendments to the Existing 2016 Notes Indenture pursuant to the Disclosure Statement.

34. “Consummation” means the occurrence of the Effective Date.

35. “Corporate Governance Documents” means the certificate of incorporation, certificate of formation, limited liability agreement, bylaws, and other formation documents of the Debtors and the Reorganized Debtors, which documents shall be reasonably acceptable to RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

36. “Covenant Amendments” means, as described in the Disclosure Statement and set forth in the Supplemental Indenture, those certain amendments to the Existing 2016 Notes Indenture to eliminate

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substantially all of the restrictive covenants and certain events of default and related provisions contained in the Existing 2016 Notes Indenture, consents to which were solicited from holders of Existing 2016 Notes pursuant to the Consent Solicitation.

37. “Creditors’ Committee” means any statutory committee of unsecured creditors of the Debtors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code by the U.S. Trustee, as such committee membership may be reconstituted from time to time.

38. “Cure” means the payment of Cash by the Debtors, or the distribution of other property (as the parties may agree or the Bankruptcy Court may order), as necessary to cure defaults under an executory contract or unexpired lease of one or more of the Debtors and to permit the Debtors to assume that contract or lease under section 365(a) of the Bankruptcy Code.

39. “D&O Liability Insurance Policies” means all insurance policies of any of the Debtors for directors’, managers’ and officers’ liability.

40. “Debtor” means CEDC, CEDC FinCo, or CEDC Finance Corporation LLC, each in its respective individual capacity as a debtor and debtor in possession in the Chapter 11 Cases.

41. “Debtors” means collectively CEDC, CEDC FinCo, and CEDC Finance Corporation LLC.

42. “Disbursing Agent” means the Reorganized Debtors or the Person or Persons chosen by the Reorganized Debtors to make or facilitate distributions pursuant to the Plan.

43. “Disclosure Statement” means that certain document entitled Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March     , 2013.

44. “Disputed” means, with respect to any Claim or Interest, any Claim or Interest that is not yet Allowed.

45. “Distribution Date” means the date, occurring as soon as practicable after the Effective Date, on which the Disbursing Agent first makes distributions to holders of Allowed Claims as provided in Article VII of the Plan and any date thereafter on which the Disbursing Agent makes distributions to holders of Allowed Claims as provided in Article VII of the Plan.

46. “Distribution Record Date” means the date that the Confirmation Order is entered by the Bankruptcy Court.

47. “Effective Date” means the first business day after which all provisions, terms and conditions specified in Article X.B have been satisfied or waived pursuant to Article X.C.

48. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

49. “Exchange Rate” means the average exchange rate of United States dollars (USD) to euros (EUR) for the ten (10) calendar days ending on the Voting Deadline, as reported by Bloomberg Finance L.P.

50. “Exculpated Claim” means any claim related to any act or omission in connection with, relating to or arising out of the Debtors’ in or out of court restructuring efforts, the Debtors’ Chapter 11 Cases, formulation, preparation, dissemination, negotiation or filing of the Disclosure Statement or the Plan or any contract, instrument, release or other agreement or document created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of

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Consummation, the administration and implementation of the Plan, including the issuance of Plan securities, or the distribution of property under the Plan or any other related agreement; provided, however, that Exculpated Claims shall not include any act or omission that is determined in a Final Order to have constituted willful misconduct, or intentional fraud to the extent imposed by applicable non-bankruptcy law. For the avoidance of doubt, no Cause of Action, obligation or liability expressly set forth in or preserved by the Plan or the Plan Supplement constitutes an Exculpated Claim.

51. “Exculpated Party” means each of: (a) the Debtors and the Reorganized Debtors, (b) the Creditors’ Committee, if any, and the current and former members thereof, in their capacity as such; and (c) with respect to each of the foregoing Persons in clauses (a) and (b), such Persons’ subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners, affiliates and representatives, in each case only in their capacity as such.

52. “Exculpation” means the exculpation provision set forth in Article IX.D hereof.

53. “Executory Contract” means a contract to which on or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

54. “Existing 2013 Notes” means the 3% Convertible Notes due 2013 issued by CEDC pursuant to the Existing 2013 Notes Indenture.

55. “Existing 2013 Notes Indenture” means the Indenture, dated as of March 7, 2008, by and among CEDC and the Existing 2013 Notes Indenture Trustee, as trustee, relating to the Existing 2013 Notes, as amended, restated, supplemented or otherwise modified from time to time as of the date hereof.

56. “Existing 2013 Notes Indenture Trustee” means the Bank of New York and/or its duly appointed successor, in its capacity under the Existing 2013 Notes Indenture.

57. “Existing 2016 Notes” means, collectively, the Existing 8.875% 2016 Notes and the Existing 9.125% Senior Secured Notes and issued by CEDC FinCo pursuant to the Existing 2016 Notes Indenture.

58. “Existing 2016 Notes Indenture” means the Indenture, dated as of December 2, 2009, by and among CEDC FinCo and the Existing 2016 Notes Indenture Trustee, as trustee, relating to the Existing 2016 Notes, as amended, restated, supplemented or otherwise modified from time to time as of the date hereof.

59. “Existing 2016 Notes Indenture Trustee” means Deutsche Trustee Company Limited and/or its duly appointed successor, in its capacity as indenture trustee under the Existing 2016 Notes Indenture.

60. “Existing 2016 Notes Claims” means any Claim arising under or in connection with the Existing 2016 Notes.

61. “Existing 8.875% 2016 Notes” means the outstanding 8.875% Senior Secured Notes due 2016.

62. “Existing 9.125% 2016 Notes” means the outstanding 9.125% Senior Secured Notes due 2016.

63. “Existing Common Stock” means shares of common stock of CEDC that are authorized, issued, and outstanding prior to the Effective Date.

64. “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the

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new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice.

65. “General Unsecured Claims” means any Unsecured Claim against any Debtor, unless such Claim is: (a) an Intercompany Claim, (b) an Administrative Claim, (c) a Priority Tax Claim, (d) an Other Priority Claim, (e) a Claim Accrued for Professional Compensation, (f) an Unsecured Notes Claim, (g) a Subordinated 510(b) Claim, or (h) a deficiency claim of Other Secured Claims.

66. “Impaired” means any Claim or Interest in an Impaired Class.

67. “Impaired Class” means a Class that is impaired within the meaning of section 1124 of the Bankruptcy Code. For the avoidance of doubt, Impaired Classes are Classes 2, 3, 5, 8, and 9.

68. “Indemnification Provisions” means each of the indemnification provisions, agreements or obligations in place as of the Petition Date, whether in the bylaws, certificate of incorporation or other formation documents, board resolutions or employment contracts, for the Debtors and the current and former directors, officers, members, employees, attorneys, other professionals and agents of the Debtors.

69. “Indemnified Parties” means, collectively, current and former directors, officers, members (including ex officio members), employees, attorneys, other professionals and agents of the Debtors who are beneficiaries of Indemnification Provisions.

70. “Indenture Trustees” means the Existing 2013 Notes Indenture Trustee and the Existing 2016 Notes Indenture Trustee.

71. “Insurance Policies” means, collectively, all of the Debtors’ insurance policies.

72. “Intercompany Claim” means any Claim held by a Debtor or Non-Debtor Affiliate against a Debtor or Non-Debtor Affiliate.

73. “Intercompany Interest” means any Interest held by a Debtor or an Affiliate.

74. “Interest” means any equity interest in the Debtors as defined in section 101(16) of the Bankruptcy Code, including all issued, unissued, authorized or outstanding shares of capital stock of the Debtors together with any warrants, options or contractual rights (including any rights under registration agreements or equity incentive agreements) to purchase or acquire such equity securities at any time and all rights arising with respect thereto.

75. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

76. “Management Incentive Plan” shall have the meaning set forth in Article V.G.

77. “New CEDC” shall have the meaning set forth in Article V.I.

78. “New Common Stock” means 120,000,000 of common shares in the capital of Reorganized CEDC (or New CEDC to the extent such entity is formed pursuant to Article V.I of the Plan) authorized pursuant to the Plan, of which up to 25,000,000 shares shall be initially issued and outstanding as of the Effective Date, as described in Exhibit C hereto.

79. “New Convertible Secured Notes” means those new Convertible Secured PIK Toggle Notes, due 2018, to be issued upon the terms described in the Disclosure Statement under the heading “Description of New Convertible Secured Notes.”

80. “New Notes” means, collectively, the New Convertible Secured Notes and the New Secured Notes.

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81. “New Notes Option” means the optional treatment for Allowed Existing 2016 Notes Claims provided in Article III.C.2 of the Plan.

82. “New Secured Notes” means those new Senior Secured Notes due 2018, in an aggregate principal amount equal to (x) $450 million plus (y) an amount equal to the unpaid interest on all Existing 2016 Notes receiving such New Secured Notes pursuant to the New Notes Option that has accrued in accordance with the terms of the Existing 2016 Notes Indenture from March 16, 2013, to the earlier of (i) June 1, 2013 and (ii) the date immediately preceding the issuance of the New Senior Notes, to be issued upon the terms described in the Disclosure Statement under the heading “Description of New Secured Notes.”

83. “Non-Debtor Affiliate” means any Affiliate of the Debtors that has not filed a case under chapter 11 of the Bankruptcy Code.

84. “Other Priority Claim” means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than (a) an Administrative Claim or (b) a Priority Tax Claim.

85. “Other Secured Claims” means any Secured Claim against a Debtor other than an RTL Credit Facility Claim or Existing 2016 Notes Claim.

86. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

87. “Petition Date” means the date on which the Debtors filed their petitions for reorganization relief in the Bankruptcy Court.

88. “Plan” means this Joint Chapter 11 Plan of Reorganization of Central European Distribution Corporation, et al., including the Plan Supplement, all exhibits, appendices and schedules hereto, which are incorporated herein by reference, in either present form or as may be further amended, restated, supplemented or otherwise modified from time to time in accordance with the Bankruptcy Code and the Bankruptcy Rules, in each case reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

89. “Plan Supplement” means the compilation of documents and forms of documents, schedules and exhibits to the Plan to be filed by the Debtors and in each case reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, including any exhibits and appendices to the Plan to the extent not already appended and attached, and including to the extent known, the identity of the members of the new boards of the Reorganized Debtors.

90. “Plan Support Parties’ Professional Fee Claims” means all reasonable fees and expenses incurred by RTL and the Steering Committee and their advisors in connection with the negotiation, evaluation, formulation and consummation of the Plan and any predecessor restructuring proposals, the Disclosure Statement, the Plan Supplement, and any exhibits, schedules, and supplements thereto, including those reasonable fees and expenses due for each of Cadwalader, Wickersham & Taft LLP, Moelis & Company, White & Case LLP and Blackstone Advisory Partners L.P., and including the reasonable fees and expenses of any local counsel retained in Russia, Poland or elsewhere as necessary, which fees shall be treated as Allowed Administrative Claims hereunder and paid without the need for any application to the Bankruptcy Court.

91. “Priority Tax Claim” means any Claim of a governmental unit, as defined in section 101(27) of the Bankruptcy Code, of the kind specified in section 507(a)(8) of the Bankruptcy Code.

92. “Pro Rata” means, as applicable, the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of all Allowed Claims in that Class, or the proportion that all Allowed Claims in a particular Class bear to the aggregate amount of Allowed Claims in such Class and other Classes entitled to share in the same recovery under the Plan.

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93. “Professional” means a Person: (a) retained pursuant to an order of the Bankruptcy Court in accordance with sections 327, 363 or 1103 of the Bankruptcy Code and to be compensated for services rendered before or on the Effective Date, pursuant to sections 327, 328, 329, 330, 363 or 331 of the Bankruptcy Code, or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

94. “Proof of Claim” means any proof of Claim filed against any of the Debtors in the Chapter 11 Cases.

95. “Reinstate,” “Reinstated” or “Reinstatement” means (i) leaving unaltered the legal, equitable and contractual rights to which a Claim entitles the holder of such Claim so as to leave such Claim unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default, (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the holder of such Claim for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law; and (d) not otherwise altering the legal, equitable or contractual rights to which such Claim entitles the holder of such Claim; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement and shall be deemed cured on the Effective Date.

96. “Rejection Claim” means a Claim arising from the rejection of an Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code.

97. “Released Party” means each of: (a) the Debtors; (b) the current and former directors and officers of the Debtors who were serving in such capacity on or after December 1, 2012; (c) the Creditors’ Committee, if any, and the current and former members thereof, in their capacity as such; (d) RTL; (e) the Steering Committee; and (f) with respect to each of the foregoing Persons in clauses (a) through (e), such Persons’ subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners, affiliates and representatives, in each case, only in their capacity as such.

98. “Reorganized” means, with respect to the Debtors, any Debtor or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date, including New CEDC to the extent such entity is formed pursuant to Article V.I of the Plan.

99. “RTL” means Roust Trading Ltd. and its affiliates.

100. “RTL Credit Facility” means the $50 million secured credit facility provided by RTL to CEDC pursuant to the facility agreement dated March 1, 2013.

101. “RTL Credit Facility Claims” means any Claim arising under or in connection with the RTL Credit Facility.

102. “RTL Investment” means, collectively (i) the RTL New Equity Infusion and (ii) the conversion of the RTL Credit Facility Claims into equity pursuant to Article III.C.3 hereof, both as contemplated by the RTL Investment Agreement.

103. “RTL Investment Agreement” means that certain agreement by and between RTL and CEDC and certain of CEDC’s subsidiaries, dated March 8, 2013, setting forth the terms and conditions upon which RTL shall make the RTL Investment, a copy of which is attached as Exhibit D.

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104. “RTL New Equity Infusion” means Cash in an amount equal to $172 million to be contributed by RTL or its designee as part of the RTL Investment that will be used to fund the Cash Option and, to the extent not expended in the Cash Option, will be used to fund a pro rata distribution of cash to holders of Existing 2016 Notes not retired under the cash option.

105. “RTL Investment New Common Stock Allocation” means (i) if Class 5A votes to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, shares of New Common Stock to be issued to RTL or its designee on account of the RTL Investment, equal to 85% of the shares of New Common Stock issued and outstanding on the Effective Date or (ii) if Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, shares of New Common Stock to be issued under the Plan to RTL or its designee on account of the RTL New Equity Infusion that would equal 100% of the shares of New Common Stock issued and outstanding on the Effective Date, in either case subject to dilution from shares of New Common Stock, if any, issued pursuant to the Management Incentive Plan.

106. “RTL Notes” means the outstanding 3.00% Senior Notes due 2013 issued by CEDC to RTL pursuant to the Securities Purchase Agreement.

107. “RTL Put Right” means the rights granted to RTL under the Securities Purchase Agreement to put shares of Existing Common Stock to CEDC for the amount of $30 million.

108. “Schedules” means, collectively, any schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases and statements of financial affairs filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as may be amended from time to time before entry of a final decree; provided, however, that the Debtors may seek a waiver of the requirement set forth in section 521 of the Bankruptcy Code.

109. “Secured” means, when referring to a Claim: (a) secured by a Lien on property in which the Estate of the Debtor against which the Claim is asserted has an interest, which Lien is valid, perfected and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, to the extent of the value of the creditor’s interest in the Estate’s interest in such property as determined pursuant to section 506(a) of the Bankruptcy Code; (b) subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the property subject to setoff; or (c) otherwise Allowed pursuant to the Plan as a Secured Claim.

110. “Securities Purchase Agreement” means the Amended and Restated Securities Purchase Agreement among CEDC and RTL, dated July 9, 2012.

111. “Steering Committee” means the steering committee of certain holders of Existing 2016 Notes represented by Cadwalader, Wickersham & Taft LLP and Moelis & Company.

112. “Stockholder New Common Stock Allocation” means shares of New Common Stock to be issued under the Plan to holders of Existing Common Stock if Class 5A votes to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code that would equal 5% of the shares of New Common Stock issued and outstanding on the Effective Date, subject to dilution from shares of New Common Stock, if any, issued pursuant to the Management Incentive Plan; provided that if Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, that such shares of New Common Stock shall be included in the RTL Investment New Common Stock Allocation.

113. “Subordinated 510(b) Claim” means any Claim subordinated pursuant to Bankruptcy Code section 510(b), which shall include (i) any Claim arising from the rescission of a purchase or sale of Interests in the CEDC, (ii) any Claim for damages arising from the purchase or sale of any Interests in CEDC, and (iii) any Claim for reimbursement, contribution or indemnification on account of any such Claim.

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114. “Supplemental Indenture” means the supplemental indenture in substantially the form attached to the Disclosure Statement as Appendix B providing for the Covenant Amendments and, if consents of holders of at least 90% of the principal amount of outstanding Existing 2016 Notes were received pursuant to the Consent Solicitation, the Collateral and Guarantee Amendments, but not including the Bankruptcy Waiver Amendments.

115. “Unexpired Lease” means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

116. “Unimpaired” means any Claim or Interest that is not designated as Impaired. For the avoidance of doubt, Unimpaired Classes are Classes 1, 4, 6, 7, and 10.

117. “Unsecured Claims” means any unsecured claim against any Debtor including (a) a General Unsecured Claim and (b) an Unsecured Notes Claim.

118. “Unsecured Notes Claims” means any Claim arising in connection with the Existing 2013 Notes or the RTL Notes, as applicable.

119. “Unsecured Notes Claims New Common Stock Allocation” means shares of New Common Stock to be issued under the Plan to holders of Unsecured Notes Claims if Class 5A votes to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, that would equal 10% of the shares of New Common Stock issued and outstanding on the Effective Date, subject to dilution from shares of New Common Stock, if any, issued pursuant to the Management Incentive Plan; provided that if Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, that such shares of New Common Stock shall be included in the RTL Investment New Common Stock Allocation.

120. “U.S. Trustee” means the United States Trustee for the District of Delaware.

121. “Voting Deadline” means 11:59 p.m. (prevailing Eastern Time) on March 22, 2013.

B.	Rules of Interpretation

For purposes of this Plan: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference herein to a contract, lease, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (c) any reference herein to an existing document or exhibit having been filed or to be filed shall mean that document or exhibit, as it may thereafter be amended, modified or supplemented; (d) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (e) unless otherwise stated, the words “herein,” “hereof” and ‘‘hereto’’ refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation hereof; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in a manner that is consistent with the overall purpose and intent of the Plan all without further Bankruptcy Court order.

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C.	Computation of Time

The provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction and implementation of the Plan, any agreements, documents, instruments or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the state of incorporation of the Debtors or Reorganized Debtors, as applicable.

E.	Reference to Monetary Figures

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.

F.	Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in the Plan to the contrary, references in the Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

ARTICLE II

TREATMENT OF UNCLASSIFIED CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III and shall have the following treatment:

A.	Administrative Claims

1. Administrative Claims. Except with respect to Administrative Claims that are Claims for Accrued Professional Compensation, each holder of an Allowed Administrative Claim shall receive, in full satisfaction, settlement, release and discharge of and in exchange for its Administrative Claim, on the latest of (i) the first Distribution Date, (ii) the date on which its Administrative Claim becomes an Allowed Administrative Claim, (iii) the date on which its Administrative Claim becomes payable under any agreement with the Debtors relating thereto, (iv) in respect of liabilities incurred in the ordinary course of business, the date upon which such liabilities are payable in the ordinary course of the Debtors’ business, consistent with past practice, or (v) such other date as may be agreed upon between the holder of such Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as the case may be, Cash equal to the unpaid portion of its Allowed Administrative Claim.

2.	Professional Compensation

(a)	Claims for Accrued Professional Compensation

Professionals or other Persons asserting a Claim for Accrued Professional Compensation for services rendered before the Effective Date must file and serve on the Debtors and such other Persons who are designated by the Bankruptcy Rules, the Confirmation Order, the Interim Compensation Order or other order of the

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Bankruptcy Court an application for final allowance of such Claim for Accrued Professional Compensation no later than 30 days after the Effective Date. Objections to any Claim for Accrued Professional Compensation must be filed and served on the Reorganized Debtors, the Creditors’ Committee, the Office of the U.S. Trustee and the requesting party no later than 50 days after the Effective Date.

(b)	Post- Effective Date Fees and Expenses

Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order or approval of the Bankruptcy Court.

B.	Priority Tax Claims

The legal and equitable rights of the holders of Priority Tax Claims are Unimpaired by the Plan. Unless the holder of such Claim and the Debtors agree to a different treatment, on the Effective Date, each holder of an Allowed Priority Tax Claim shall have its Claim Reinstated.

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A.	The Debtors

There are a total of three Debtors. Each Debtor has been assigned a letter below for the purposes of classifying and treating Claims against and Interests in each Debtor for balloting purposes. The Claims against and Interests in each Debtor, in turn, have been assigned to separate numbered Classes with respect to each Debtor, based on the type of Claim or Interest involved. Accordingly, the classification of any particular Claim or Interest in any of the Debtors depends on the particular Debtor against which such Claim is asserted (or in which such Interest is held) and the type of Claim or Interest in question. The letters applicable to the three Debtors are as follows:

Letter	Debtor Name
A	Central European Distribution Corporation
B	CEDC Finance Corporation International, Inc.
C	CEDC Finance Corporation LLC

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B.	Classification of Claims and Interests

Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of Classes of Claims and Interests. A Claim or Interest is placed in a particular Class for the purposes of voting on the Plan and receiving distributions pursuant to the Plan only to the extent that such Claim or Interest has not been paid, released, withdrawn or otherwise settled before the Effective Date. The categories of Claims and Interests set forth below classify all Claims against and Interests in the Debtors for all purposes of this Plan. A Claim or Interest shall be deemed classified in a particular Class only to the extent the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such different Class. The treatment with respect to each Class of Claims and Interests provided for in Article III shall be in full and complete satisfaction, release and discharge of such Claims and Interests.

Class	Designation	Impairment	Entitled to Vote
Class 1	Priority Non-Tax Claims	Unimpaired	No (deemed to accept)
Class 2	Existing 2016 Notes Claims	Impaired	Yes
Class 3	RTL Credit Facility Claims	Impaired	Yes
Class 4	Other Secured Claims	Unimpaired	No (deemed to accept)
Class 5	Unsecured Notes Claims	Impaired	Yes
Class 6	General Unsecured Claims	Unimpaired	No (deemed to accept)
Class 7	Intercompany Claims	Impaired	No (deemed to reject)
Class 8	Subordinated 510(b) Claims	Impaired	No (deemed to reject)
Class 9	Existing Common Stock	Impaired	No (deemed to reject)
Class 10	Intercompany Interests	Unimpaired	No (deemed to accept)

C.	Treatment of Claims and Interests

1.	Class 1A, 1B, and 1C—Priority Non-Tax Claims.

1. Impairment and Voting. Classes 1A, 1B, and 1C are Unimpaired by the Plan. Each holder of an Allowed Priority Non-Tax Claim is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have accepted the Plan.

2. Distribution. Unless the holder of such Claim and the Debtors agree to a different treatment, on the Effective Date, each holder of an Allowed Priority Non-Tax Claim shall have its Claim Reinstated.

2.	Class 2A, 2B, and 2C—Existing 2016 Notes Claims.

1. Impairment and Voting. Classes 2A, 2B, and 2C are Impaired by the Plan. Each holder of an Allowed Existing 2016 Notes Claim is entitled to vote to accept or reject the Plan. All Existing 2016 Notes Claims are Allowed Claims.

2. Distribution. On the Effective Date, except to the extent that holders of Allowed Existing 2016 Notes Claims and the Debtors agree to less favorable treatment, the holders of Allowed Existing 2016 Notes Claims shall receive the treatment provided below, depending upon whether they elect to participate in the Cash Option or the New Notes Option; provided, however, that an election of the New Notes Option will be deemed with respect to (i) any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option and (ii) any Existing 2016 Notes that are not accepted for exchange in the Cash Option.

(a)	Cash Option

If holders of Allowed Existing 2016 Notes Claims elect to participate in the Cash Option, each such holder shall receive its portion of the Cash Option Consideration equal to the sum of (a) such holder’s 8.875% Bid Price

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multiplied by the total principal amount of such holder’s Existing 8.875% 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total principal amount of such holder’s Existing 9.125% 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holders accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.815% Existing 2016 Notes. In determining which Existing 2016 Notes shall be accepted for exchange in the Cash Option, the Debtors shall use the Dutch auction procedures described in Article V.Q of the Plan.

(b)	New Notes Option

If holders of Allowed Existing 2016 Notes Claims elect (or are deemed to elect pursuant to the terms hereof) to exchange their Existing 2016 Notes pursuant to the New Notes Option, such holders shall receive their Pro Rata shares of (A) the New Secured Notes, (B) the New Convertible Secured Notes, and (C) any Cash from the RTL New Equity Infusion not otherwise distributed pursuant to the Cash Option.

3.	Class 3A—RTL Credit Facility Claims.

1. Impairment and Voting. Class 3A is Impaired by the Plan. Each holder of an Allowed RTL Credit Facility Claim is entitled to vote to accept or reject the Plan. All RTL Credit Facility Claims are Allowed Claims.

2. Distribution. On the Effective Date, except to the extent that a holder of an RTL Credit Facility Claim and the Debtors agree to less favorable treatment, each holder of an Allowed RTL Credit Facility Claim shall receive its share of the RTL Investment New Common Stock Allocation as set forth in the RTL Investment Agreement.

4.	Class 4A, 4B, and 4C—Other Secured Claims.

1. Impairment and Voting. Classes 4A, 4B, and 4C, which consist of separate subclasses for each Other Secured Claim, are Unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have accepted the Plan.

2. Distribution. Unless the holder of such Claim and the Debtors agree to a less favorable treatment, on the Effective Date, each holder of an Allowed Other Secured Claim shall have its Claim Reinstated.

5.	Class 5A—Unsecured Notes Claims.

1. Allowance, Impairment and Voting. Class 5A is Impaired by the Plan. Each holder of an Allowed Unsecured Notes Claim is entitled to vote to accept or reject the Plan. All Unsecured Notes Claims are Allowed Claims.

2. Distribution. On the Effective Date, each holder of an Unsecured Notes Claim shall be entitled to receive (i) if Class 5A votes to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, its Pro Rata share of the Unsecured Notes Claims New Common Stock Allocation or (ii) if Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, the holders of Unsecured Notes Claims shall not receive or retain any property under the Plan on account of such Claims.

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6.	Class 6A, 6B, and 6C—General Unsecured Claims.

1. Impairment and Voting. Classes 6A, 6B, and 6C are Unimpaired by the Plan. Each holder of an Allowed General Unsecured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have accepted the Plan.

2. Distribution. Unless the holder of such Claim and the Debtors agree to different treatment, on the Effective Date, each holder of an Allowed General Unsecured Claim shall have its Claim Reinstated; provided, however, that all Allowed General Unsecured Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases as set forth in Article VI of the Plan shall be paid the full amount of such Allowed Claim in Cash.

7.	Class 7A, 7B, and 7C—Intercompany Claims.

1. Impairment and Voting. Classes 7A, 7B, and 7C are Impaired by the Plan. Each holder of an Allowed Intercompany Claim is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

2. Distribution. On the Effective Date, all net Allowed Intercompany Claims (taking into account any setoffs of Intercompany Claims) held by the Debtors between and among the Debtors or between one or more Debtors and any Affiliate of one of the Debtors that is not itself a Debtor shall, at the election of the Reorganized Debtors, be either (a) Reinstated, (b) released, waived, and discharged, (c) treated as a dividend, or (d) contributed to capital or exchanged for equity.

8.	Class 8A—Subordinated 510(b) Claims.

1. Impairment and Voting. Class 8A is Impaired by the Plan. Each holder of a Subordinated 510(b) Claim is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan. All Subordinated 510(b) Claims are Disputed Claims.

2. Distribution. The holders of Subordinated 510(b) Claims shall not receive or retain any property under the Plan on account of such Subordinated 510(b) Claims and the obligations of the Debtors and Reorganized Debtors on account of Subordinated 510(b) Claims shall be discharged.

9.	Class 9A—Existing Common Stock.

1. Impairment and Voting. Class 9A is Impaired by the Plan. Each holder of an Interest in Existing Common Stock is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

2. Distribution. On the Effective Date, Existing Common Stock shall be deemed automatically cancelled without further action by the Debtors or Reorganized Debtors and the obligations of the Debtors and Reorganized Debtors thereunder shall be discharged. Holders of Existing Common Stock shall receive (i) if Class 5A votes to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, their Pro Rata share of the Stockholder New Common Stock Allocation or (ii) if Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, no property under the Plan on account of such Interests.

10.	Class 10B and 10C—Intercompany Interests.

1. Impairment and Voting. Class 10B and 10C are Unimpaired by the Plan. Each holder of an Allowed Intercompany Interest is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have accepted the Plan.

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2. Distribution. Class 10B and 10C Claims shall be Reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

ARTICLE IV

ACCEPTANCE REQUIREMENTS

A.	Acceptance or Rejection of the Plan

1.	Voting Classes

Classes 2, 3, and 5 are Impaired under the Plan and are entitled to vote to accept or reject the Plan.

2.	Presumed Acceptance of the Plan

Classes 1, 4, 6, and 10 are Unimpaired under the Plan and are, therefore, conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

3.	Presumed Rejection of the Plan

Classes 7, 8 and 9 are Impaired under the Plan and holders of Class 7 Claims (to the extent released, waived, or discharged pursuant to Article III.C.7 of the Plan), Class 8 Claims, and Class 9 Interests shall not receive or retain any property under the Plan on account of such Claims and Interests and are, therefore, conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.

B.	Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code

The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to rejecting Classes of Claims and Interests. The Debtors reserve the right to modify the Plan in accordance with Article XI hereof, to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

ARTICLE V

MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Sources of Consideration for Plan Distributions

1.	Cash Consideration

All Cash consideration necessary for the Reorganized Debtors to make payments or distributions pursuant hereto shall be obtained from the RTL New Equity Infusion and other Cash on hand of the Debtors, including Cash derived from business operations. Further, the Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from Non-Debtor Affiliates as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices and will not violate or otherwise be affected by the terms of the Plan.

2.	New Securities

On the Effective Date, Reorganized CEDC shall issue (i) shares of New Common Stock for distribution to RTL on account of the RTL Investment in accordance with the RTL Investment New Common Stock Allocation, (ii) shares of New Common Stock for distribution to the holders of Allowed Unsecured Notes Claims in

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accordance with the Unsecured Notes Claims New Common Stock Allocation and subject to the conditions set forth in Article III.C.5, (iii) shares of New Common Stock for distribution to holders of Existing Common Stock in accordance with the Stockholder New Common Stock Allocation and subject to the conditions set forth in Article III.C.9; and (iv) the New Notes in partial exchange for the Existing 2016 Notes. If Class 5A does not vote to accept the Plan in accordance with section 1126(c) of the Bankruptcy Code, the shares of New Common Stock that would otherwise be distributed to holders of Allowed Unsecured Notes Claims and Existing Common Stock will instead be distributed to RTL on account of the RTL New Equity Infusion in accordance with the RTL Investment New Common Stock Allocation. All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid and nonassessable. Additionally, the Reorganized CEDC or New CEDC, as the case may be, shall be authorized, without the need for further stockholder action, to issue the shares of New Common Stock necessary to satisfy any conversion of the New Convertible Secured Notes implemented pursuant to the terms of those securities after the Effective Date. Each distribution and issuance referred to in Article VII shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Person receiving such distribution or issuance.

B.	Cancellation of Securities and Agreements

Except as otherwise specifically provided for in the Plan, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the RTL Credit Facility, the Existing 2013 Notes, the RTL Notes, the Existing Common Stock, the RTL Put Right, and any other indebtedness of or Interests in the Debtors (except as provided in Article III.C.10) shall be deemed cancelled, and the obligations of the Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged, and (2)(i) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, and other documents evidencing the Existing 2016 Notes shall be deemed cancelled, and the obligations of the Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged and (ii) the Custodian (as defined in the Existing 2016 Notes Indenture) shall mark the Global Dollar Note (as defined in the Existing 2016 Notes Indenture) and the Global Euro Note (as defined in the Existing 2016 Notes Indenture), as applicable, as cancelled and deliver such cancelled Global Dollar Note and Global Euro Note, as applicable, to Reorganized CEDC FinCo; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of Existing 2016 Notes Claims, RTL Credit Facility Claims, and the Unsecured Notes Claims (as applicable) to receive distributions under the Plan as provided herein, and (b) allowing the Indenture Trustees, if applicable, to make distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan; provided further, however, that the cancellation of indentures, notes, instruments, guarantees, certificates, and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Debtors, the Reorganized Debtors, and the Non-Debtor Affiliates). Upon cancellation of the Existing 2016 Notes Indenture and the Existing 2013 Notes Indenture, all duties and responsibilities of the Indenture Trustees under the Existing 2016 Notes Indenture and the Existing 2013 Notes Indenture, as applicable, shall be discharged except to the extent required in order to effectuate the Plan.

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C.	Section 1145 Exemption

The issuance of the New Common Stock and New Notes distributed to creditors on account of their Claims shall be authorized under section 1145 of the Bankruptcy Code as of the Effective Date without further act or action by any person, unless required by provision of the relevant corporate documents or applicable law, regulation, order or rule, and shall thereby be exempt from the requirements of Section 5 of the Securities Act of 1933, as amended, and any state or local laws requiring registration for the offer and sale of a security; and all documents evidencing the same shall be executed and delivered as provided for in the Plan or the Plan Supplement.

D.	Governance Documents and Corporate Existence

On the Effective Date, the Corporate Governance Documents of the Debtors shall be amended in a form as may be required to be consistent with the provisions of the Plan and the Bankruptcy Code (including, without limitation, section 1123(a)(6) of the Bankruptcy Code), shall be included in the Plan Supplement, shall contain certain minority stockholder protections that are effective if and when the New Convertible Secured Notes are converted, including but not limited to registration rights, preemptive rights and, subject to appropriate ownership levels, and shall be otherwise reasonably acceptable to RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

Except as otherwise provided herein, in the Corporate Governance Documents or elsewhere in the Plan Supplement, each Debtor, as Reorganized, shall continue to exist after the Effective Date as a separate corporate entity or limited liability company, as the case may be, with all the powers of a corporation or limited liability company, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated. After the Effective Date, each Reorganized Debtor may amend and restate its Corporate Governance Documents as permitted by the laws of its respective states, provinces, or countries of formation and its respective charters and bylaws.

E.	Reorganized Debtors’ Boards of Directors

The identity of the members of the new board of each of the Reorganized Debtors shall be determined by RTL in its sole discretion, and will be identified in the Plan Supplement or in a filing with the Bankruptcy Court at or prior to the Confirmation Hearing.

F.	Employee Benefits

Except as otherwise provided herein, on and after the Effective Date, the Reorganized Debtors may: (1) honor, in the ordinary course of business, any contracts, agreements, policies, programs and plans for, among other things, compensation (other than equity based compensation related to Interests), health care benefits, disability benefits, deferred compensation benefits, travel benefits, savings, severance benefits, retirement benefits, welfare benefits, workers’ compensation insurance and accidental death and dismemberment insurance for the directors, officers and employees of any of the Debtors who served in such capacity at any time and (2) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising before the Petition Date; provided, however, that the Debtors’ or Reorganized Debtors’ performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any policy, program or plan that has expired or been terminated before the Effective Date, or restore, reinstate or revive any such benefit or alleged entitlement under any such policy, program or plan. Nothing herein shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans.

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G.	Management Incentive Plan

On or after the Effective Date, the Reorganized Debtors may implement a management incentive plan for management, selected employees and directors of the Reorganized Debtors, providing incentive compensation in the form of, among other things, stock options, stock appreciation rights, restricted stock, restricted stock units phantom stock awards, performance awards and/or other stock-based awards in Reorganized CEDC in an aggregate amount equal to up to 5% of the New Common Stock, on a fully diluted basis (the “Management Incentive Plan”). Reorganized CEDC shall be authorized to adopt the Management Incentive Plan without the need for any further stockholder action. The specific form of and terms applicable to awards granted under the Management Incentive Plan shall be determined by the new board of Reorganized CEDC; provided that the aggregate price paid for all repurchased, redeemed, acquired or retired New Common Stock issued pursuant to the Management Incentive Plan may not exceed $3.0 million in each twelve-month period from the date of issuance of the New Notes (with any unused amounts in any preceding twelve-month period being carried over to the succeeding twelve-month period).

H.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated therein, on the Effective Date, all property in each Estate and all Causes of Action (except those released pursuant to the Releases by the Debtors) shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, Interests or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

I.	Restructuring Transactions

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by or necessary to effectuate the Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Persons may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable Persons agree; (3) the filing of appropriate certificates or articles of incorporation or amendments thereof, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (4) all other actions that the applicable Persons determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law. On the Effective Date, pursuant to section 1123(a)(5)(B) of the Bankruptcy Code, at the direction of the Debtors, RTL, and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, CEDC shall transfer (by way of merger, consolidation, share exchange, sale of assets, or otherwise) to a newly-formed Delaware corporation (“New CEDC”) all or substantially all of its assets and all Claims and Interests that are Reinstated and/or Unimpaired, and in consideration of such transfer, New CEDC shall make the distributions as specified in Article III.C of the Plan.

J.	Covenant Amendments and Supplemental Indenture

On and after the Confirmation Date, the following actions shall be deemed authorized and approved in all respects, without the need for further approval or agreement under the Existing 2016 Notes Indenture, by the directors or officers of the Debtors or the Reorganized Debtors, the Existing 2016 Notes Indenture Trustee, any security agent under the Existing 2016 Notes Indenture, or otherwise and pursuant to entry of the Confirmation Order: (i) the Supplemental Indenture shall be and shall be deemed to be executed and effective in all regards and

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in accordance with its terms; (ii) CEDC FinCo shall deliver notice to the Existing 2016 Notes Indenture Trustee that it designates all Non-Debtor Affiliates as Unrestricted Subsidiaries (as defined in the Existing 2016 Notes Indenture) under the Existing 2016 Notes Indenture; and (iii) upon designation of such Non-Debtor Affiliates as Unrestricted Subsidiaries, the guarantees by such Unrestricted Subsidiaries of the Existing 2016 Notes shall be automatically released pursuant to section 10.4(3) of the Existing 2016 Notes Indenture and all liens on assets of such Non-Debtor Affiliates designated as Unrestricted Subsidiaries that secure the Existing 2016 Notes shall be automatically released pursuant to section 11.9(2) of the Existing 2016 Notes Indenture.

K.	Corporate Action

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (1) selection of the directors and officers of the Reorganized Debtors; (2) the distribution of the New Common Stock as provided herein; and (3) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the directors or officers of the Debtors or the Reorganized Debtors.

On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute and deliver the agreements, documents, securities, certificates of incorporation, operating agreements and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by this Article V shall be effective notwithstanding any requirements under non-bankruptcy law.

L.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors and the officers and members of the board of directors thereof are authorized to issue, execute, deliver, file or record such contracts, securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan.

M.	Section 1146 Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property in contemplation of, in connection with, or pursuant to the Plan shall not be subject to any stamp tax or other similar tax or governmental assessment in the United States, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment. Such exemption specifically applies, without limitation, to (1) the creation of any mortgage, deed of trust, lien or other security interest; (2) the making or assignment of any lease or sublease; (3) any restructuring transaction authorized by Article V hereof; or (4) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with the Plan, including: (a) any merger agreements; (b) agreements of consolidation, restructuring, disposition, liquidation or dissolution; (c) deeds; or (d) assignments executed in connection with any transaction occurring under the Plan.

N.	D&O Liability Insurance Policies and Indemnification Provisions

Notwithstanding anything herein to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors

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(or the Estates) who served or were employed at any time by the Debtors shall be deemed to be, and shall be treated as though they are, executory contracts and the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies and Indemnification Provisions. On or before the Effective Date, the Reorganized Debtors shall obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers’ liability insurance policy for the current and former directors, officers and managers for a period of six (6) years.

O.	Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the Releases by the Debtors provided by Article IX.B hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, and the Reorganized Debtors’ rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person or Person on or before the Effective Date (including pursuant to the Releases by the Debtors or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise expressly provided in the Plan. Unless any Causes of Action against a Person are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or Consummation.

P.	Single Satisfaction of Claims

Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, in no case shall the aggregate value of all property received or retained under the Plan on account of Allowed Claims exceed 100% of the underlying Allowed Claim.

Q.	Dutch Auction Procedure

The Debtors shall use a pure reverse Dutch auction procedure to determine which Existing 2016 Notes will be accepted for exchange in the Cash Option. The Ballots will, among other options, provide the holders of Existing 2016 Notes with the option to elect to participate in the Cash Option. The auction will stay open through the Auction Closing Date, and Ballots indicating any such election are due by the Voting Deadline as provided herein.

The Debtors will accept for purchase the Existing 2016 Notes that elect to participate in the Cash Option in the order of the lowest to the highest Bid Prices (as determined based upon each Bid Price’s percentage of the respective Existing 2016 Note’s principal amount) until reaching the Clearing Price. In addition, holders of Existing 2016 Notes that elect to participate in the Cash Option will be subject to proration. The Debtors will first

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accept for exchange all Existing 2016 Notes with a Bid Price less than the Clearing Price, and thereafter, Existing 2016 Notes with a Bid Price equal to the Clearing Price on a Pro Rata basis. In all cases, appropriate adjustments will be made to avoid purchases of Existing 2016 Notes in principal amounts other than integral multiples of $1,000 or €1,000, as applicable. All Existing 2016 Notes not accepted in the Cash Option as a result of proration will not participate in the Cash Option and will be deemed to have elected to participate in the New Notes Option. In addition, any Existing 2016 Notes for which the respective holders did not elect to participate in the Cash Option will be deemed to have elected the New Notes Option.

If holders of Allowed Existing 2016 Notes Claims elect to participate in the Cash Option by indicating as such on their Ballot and submitting such Ballot by the Voting Deadline as provided herein, each such holder shall receive, subject to the foregoing, its portion of the Cash Option Consideration equal to (a) such holder’s 8.875% Bid Price multiplied by the total principal amount of such holder’s Existing 8.875% 2016 Notes accepted for exchange in the Cash Option, divided by €1,000 and converted using the Exchange Rate, plus (b) such holder’s 9.125% Bid Price multiplied by the total amount of such holder’s Existing 9.125% 2016 Notes accepted for exchange in the Cash Option and divided by $1,000, plus (c) the full amount of the aggregate unpaid interest that has accrued on such holder’s accepted Existing 2016 Notes in accordance with the terms of the Existing 2016 Notes Indenture from December 2, 2012 to March 15, 2013 and converted using the Exchange Rate for interest accrued on 8.815% Existing 2016 Notes.

ARTICLE VI

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, each of the Debtors’ Executory Contracts and Unexpired Leases shall be deemed assumed as of the Effective Date, unless such Executory Contract or Unexpired Lease: (1) was assumed or rejected previously by the Debtors; (2) expired or terminated pursuant to its own terms before the Effective Date; (3) is the subject of a motion to reject filed on or before the Effective Date; or (4) is identified as an Executory Contract or Unexpired Lease to be rejected pursuant to the Plan Supplement before the Effective Date.

Entry of the Confirmation Order shall constitute a Bankruptcy Court order approving the assumptions or rejections of such Executory Contracts or Unexpired Leases as set forth in the Plan, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, all assumptions or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date shall revest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by such order. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify or supplement the list of Executory Contracts and Unexpired Leases identified in the Plan Supplement at any time before the Effective Date. After the Effective Date, the Reorganized Debtors shall have the right to terminate, amend or modify any intercompany contracts, leases or other agreements without approval of the Bankruptcy Court.

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases

All Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, if any, must be filed with the Bankruptcy Court within 30 days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will

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be automatically disallowed, forever barred from assertion and shall not be enforceable against the Debtors or the Reorganized Debtors, the Estates or their property without the need for any objection by the Reorganized Debtors or further notice to, or action, order or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of the Debtors’ Executory Contracts or Unexpired Leases shall be classified as Class 7 General Unsecured Claims against the applicable Debtor and shall be treated in accordance with Article III of the Plan.

C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any monetary amounts by which any Executory Contract or Unexpired Lease to be assumed under the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Debtors to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute and approving the assumption.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the effective date of the assumption.

D.	Insurance Policies

Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the Insurance Policies in full force) all of the Insurance Policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the Insurance Policies.

E.	Reservation of Rights.

Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Rejected Executory Contract and Unexpired Lease List, nor anything contained in the Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or Reorganized Debtors, as applicable, shall have 45 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

F.	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

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ARTICLE VII

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Record Date for Distributions

As of the entry of the Confirmation Order, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors or their respective agents shall be deemed closed, and there shall be no further changes made to reflect any new record holders of any Claims or Interests. The Debtors shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Distribution Record Date.

B.	Timing and Calculation of Amounts to Be Distributed

Except as otherwise provided in the Plan, on the Effective Date or as soon as reasonably practicable thereafter (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such a Claim becomes an Allowed Claim, on the next Distribution Date or as soon as reasonably practicable thereafter), each holder of an Allowed Claim against the Debtors shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class and in the manner provided herein. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VIII hereof. Except as otherwise provided herein, holders of Claims shall not be entitled to interest, dividends or accruals on the distributions provided for herein, regardless of whether such distributions are delivered on or at any time after the Effective Date.

C.	Disbursing Agent

Except as otherwise provided herein, all distributions under the Plan shall be made by the Reorganized Debtors as Disbursing Agent or such other Person designated by the Reorganized Debtors as a Disbursing Agent on the Effective Date.

D.	Rights and Powers of Disbursing Agent

1.	Powers of the Disbursing Agent

The Disbursing Agent shall be empowered to: (a) affect all actions and execute all agreements, instruments and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2.	Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors in their reasonable discretion.

E.	Distributions on Account of Claims Allowed After the Effective Date

1.	Payments and Distributions on Disputed Claims

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

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2.	Special Rules for Distributions to Holders of Disputed Claims

Notwithstanding any provision otherwise in the Plan and except as may be agreed to by the Debtors or the Reorganized Debtors, on the one hand, and the holder of a Disputed Claim, on the other hand, no partial payments and no partial distributions shall be made with respect to any Disputed Claim until all Disputed Claims held by the holder of such Disputed Claim have become Allowed Claims or have otherwise been resolved by settlement or Final Order.

F.	Delivery of Distributions and Undeliverable or Unclaimed Distributions

1.	Delivery of Distributions in General

Except as otherwise provided in the Plan, distributions to holders of Allowed Claims shall be made to holders of record as of the Distribution Record Date by the Disbursing Agent: (a) to the signatory set forth on any of the Proof of Claim filed by such holder or other representative identified therein (or at the last known addresses of such holder if no Proof of Claim is filed or if the Debtors have been notified in writing of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related Proof of Claim; (c) at the addresses reflected in the Schedules if no Proof of Claim has been filed and the Disbursing Agent has not received a written notice of a change of address; (d) on any counsel that has appeared in the Chapter 11 Cases on the holder’s behalf or (e) at the addresses reflected in the Debtors’ books and records. Distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment or like legal process, so that each holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. None of the Debtors, the Reorganized Debtors and the applicable Disbursing Agent shall incur any liability whatsoever on account of any distributions under the Plan except for willful misconduct or fraud.

Except as otherwise provided in the Plan, (i) all distributions to holders of Existing 2016 Notes shall be governed by the Existing 2016 Notes Indenture, and shall be deemed completed when made to the Existing 2016 Notes Indenture Trustee, who shall in turn make distributions in accordance with the Existing 2016 Notes Indenture and (ii) all distributions to holders of Existing 2013 Notes shall be governed by the Existing 2013 Notes Indenture, and shall be deemed completed when made to the Existing 2013 Notes Indenture Trustee, who shall in turn make distributions in accordance with the Existing 2013 Notes Indenture.

2.	Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made as soon as practicable after such distribution has become deliverable or has been claimed to such holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and forfeited at the expiration of six months from the applicable Distribution Date. After such date, all “unclaimed property” or interests in property shall revert to the Reorganized Debtors (notwithstanding any applicable federal or state escheat, abandoned or unclaimed property laws to the contrary), and the Claim of any holder to such property shall be discharged and forever barred.

G.	Withholding and Reporting Requirements

In connection with the Plan and all instruments issued in connection therewith, the Disbursing Agent shall comply with all applicable withholding and reporting requirements imposed by any federal, state or local taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements.

H.	Setoffs

Except as set forth herein, the Debtors and the Reorganized Debtors may withhold (but not set off except as set forth below) from the distributions called for under the Plan on account of any Allowed Claim an amount equal to

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any claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim. In the event that any such claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim are adjudicated by Final Order or otherwise resolved, the Debtors may, pursuant to section 558 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant hereto on account of such Allowed Claim (before any distribution is made on account of such Allowed Claim) the amount of any adjudicated or resolved claims, equity interests, rights and Causes of Action of any nature that the Debtors or the Reorganized Debtors may hold against the holder of any such Allowed Claim, but only to the extent of such adjudicated or resolved amount. Neither the failure to effect such a setoff nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claims, equity interests, rights and Causes of Action that the Debtors or the Reorganized Debtors may possess against any such holder, except as specifically provided herein.

I.	Claims Paid or Payable by Third Parties

1.	Claims Paid by Third Parties

The Debtors or the Reorganized Debtors, as applicable, shall reduce in part or in full a Claim to the extent that the holder of such Claim receives payment in part or in full on account of such Claim from a party other than the Debtors or Reorganized Debtors. To the extent a holder of a Claim receives a distribution on account of such Claim from a party other than the Debtors or Reorganized Debtors, such holder shall, within two weeks of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan.

2.	Insurance Claims

No distributions under the Plan shall be made on account of Allowed Claims until the holder of such Allowed Claim has exhausted all remedies with respect to the Debtors’ Insurance Policies. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, such Claim may be expunged without a Claims objection having to be filed and without any further notice to or action, order or approval of the Bankruptcy Court.

3.	Applicability of Insurance Policies

Except as otherwise provided in the Plan, distributions to holders of Allowed Claims shall be made in accordance with the provisions of any applicable Insurance Policy. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Person may hold against any other Person, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

J.	Allocation of Distributions Between Principal and Unpaid Interest

To the extent that any Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for U.S. federal income tax purposes, be allocated on the Debtors’ books and records to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the accrued but unpaid interest.

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ARTICLE VIII

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED AND DISPUTED CLAIMS

A.	Prosecution of Objections to Claims

The Debtors (before the Effective Date) or the Reorganized Debtors (on or after the Effective Date), as applicable, shall have the exclusive authority to file, settle, compromise, withdraw or litigate to judgment any objections to Claims as permitted under the Plan. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors reserve all rights to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

B.	Allowance of Claims

Except as expressly provided herein or in any order entered in the Chapter 11 Cases before the Effective Date (including the Confirmation Order), the Reorganized Debtors after the Effective Date will have and retain any and all rights and defenses held by the Debtors with respect to any Claim as of the Petition Date. All claims of any Person against any Debtor shall be disallowed unless and until such Person pays, in full, the amount it owes each such Debtor.

C.	Distributions After Allowance

On the Distribution Date following the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim.

D.	Estimation of Claims

The Debtors (before the Effective Date) or Reorganized Debtors (on or after the Effective Date) may, at any time, and from time to time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether an objection was previously filed with the Bankruptcy Court with respect to such Claim, or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Disputed Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim against any party or Person, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors (before the Effective Date) or the Reorganized Debtors (after the Effective Date), may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim. All of the objection, estimation, settlement and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, objected to, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

E.	Deadline to File Objections to Claims

Any objections to Claims, if any, shall be filed no later than the Claims Objection Bar Date; provided, however, that the Debtors’ failure to file an objection by the Claims Objection Bar Date shall not cause any Claim to be deemed an Allowed Claim nor shall it prejudice the Debtors’ right ability to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

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ARTICLE IX

SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS

A.	Compromise and Settlement of Claims, Interests and Controversies

Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a holder of a Claim or Interest may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.

B.	Releases by the Debtors

Pursuant to section 1123(b) of the Bankruptcy Code and to the extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, the Estates, and Non-Debtor Affiliates from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, their Estates and Non-Debtor Affiliates, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or the Non-Debtor Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or Non-Debtor Affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, RTL Investment Agreement or related agreements, instruments or other documents, or upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however, that nothing in this Article IX.B shall be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order.

C.	Releases by Holders of Claims

Except as otherwise provided in the Plan, as of the Effective Date, each holder of a Claim who affirmatively votes to accept this Plan and does not elect to opt out of the releases contained in this Section IX.C by making such election on its timely submitted ballot shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, Non-Debtor Affiliates and the Released Parties from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever,

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including any derivative Claims, assertable on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Debtors’ Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including (without limitation) any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim that is treated in the Plan, the business or contractual arrangements between the Debtors and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the RTL Investment Agreement, the Plan Supplement or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Confirmation Date; provided, however, that nothing in this Article IX.B shall be construed to release any party or entity from intentional fraud, willful misconduct or criminal conduct, as determined by a Final Order; provided further, however that this Article IX.C shall not release the Debtors, the Reorganized Debtors, their Estates, Non-Debtor Affiliates and the Released Parties from any Cause of Action held by a governmental entity existing as of the Effective Date based on (i) the Internal Revenue Code or other domestic state, city, or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city, or municipality, (iii) any criminal laws of the United States or any domestic state, city, or municipality, (iv) the Securities and Exchange Act of 1934 (as now in effect or hereafter amended), the Securities Act of 1933 (as now in effect or hereafter amended), or other securities laws of the United States or any domestic state, city or municipality, (v) the Employee Retirement Income Security Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security. Notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, votes by holders of Existing 2016 Notes Claims to accept this Plan and not opt out of the releases contained in this Article IX.C shall constitute agreement by such holders to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Existing 2016 Notes, and any collateral of Non-Debtor Affiliates securing the Existing 2016 Notes except as otherwise set forth in the Plan.

D.	Exculpation

Except as otherwise specifically provided in the Plan or Plan Supplement, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, cause of action or liability for any Exculpated Claim, except for intentional fraud or willful misconduct (to the extent such duty is imposed by applicable non-bankruptcy law), but in all respects such Persons shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors and the Reorganized Debtors (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have, and upon Confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

E.	Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, the distributions, rights and treatment that are provided in the Plan shall be in full and final satisfaction,

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settlement, release and discharge, effective as of the Effective Date, of all Claims, Interests and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Interest based upon such Claim, debt, right or Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such Claim, debt, right or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the holder of such a Claim or Interest has accepted the Plan. Except as otherwise provided herein, any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed before or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in the Plan.

F.	Injunction

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS OR INTERESTS THAT HAVE BEEN RELEASED PURSUANT TO ARTICLE IX.B OR ARTICLE IX.C, DISCHARGED PURSUANT TO ARTICLE IX.E, OR ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE IX.D, ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE OR ORDER AGAINST SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH PERSONS OR THE PROPERTY OR ESTATES OF SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (4) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED OR DISCHARGED PURSUANT TO THE PLAN.

THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTY OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE. ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THE DEBTORS’ ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS,

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INSTRUMENTS OR ANY ACT OR OMISSION, TRANSACTION OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

G.	Temporary Injunction with Respect to Existing 2016 Notes Claims

To the extent such Claims are not otherwise released pursuant to Article IX.C of this Plan, the Confirmation Order approving this Plan shall act as a temporary injunction against the enforcement of any default against the Debtors or any Non-Debtor Affiliate obligated under the Existing 2016 Notes. Holders of Existing 2016 Note Claims shall be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any Claim relating to the Existing 2016 Notes so long as the Debtors continue to provide or cause to be provided such treatment to holders of Existing 2016 Notes Claims as provided under the Plan. The temporary injunction will expire automatically if the Reorganized Debtors default under the Plan by failing to provide or cause to be provided such treatment to holders of Existing 2016 Notes Claims as provided under the Plan and fail to cure such default within 30 days after receipt by the Debtors of written notice of such default from the trustee(s) of the New Notes.

H.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

I.	Release of Liens

Except as otherwise provided herein or in any contract, instrument, release or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title and interest of any holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to the Reorganized Debtors and their successors and assigns. For the avoidance of doubt, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged on the Effective Date without any further action of any party, including, but not limited to, further order of the Bankruptcy Court or filing updated schedules or statements typically filed pursuant to the Uniform Commercial Code.

ARTICLE X

CONDITIONS PRECEDENT TO CONFIRMATION OF THE PLAN AND THE

EFFECTIVE DATE

A.	Conditions Precedent to Confirmation

It shall be a condition to Confirmation hereof that the following provisions, terms and conditions shall have been satisfied or waived pursuant to the provisions of Article X.C.

1. The Bankruptcy Court shall have entered an order in form and substance reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee approving the RTL Investment Agreement.

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2. The Bankruptcy Court shall have entered an order in form and substance reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee approving the Disclosure Statement with respect to the Plan as containing adequate information within the meaning of section 1125 of the Bankruptcy Code.

3. The Confirmation Order (a) shall be, in form and substance, reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, (b) shall include a finding by the Bankruptcy Court that the New Common Stock (except New Common Stock issued in exchange for the RTL New Equity Infusion) and New Notes to be issued on the Effective Date will be authorized and exempt from registration under applicable securities law pursuant to section 1145 of the Bankruptcy Code, (c) shall approve the amendments and modifications of the Existing 2016 Notes Indenture as provided in Article V.J of the Plan and (d) shall not be subject to any stay or subject to an unresolved request for revocation under section 1144 of the Bankruptcy Code.

4. The Plan and the Plan Supplement, including any schedules, documents, supplements and exhibits thereto shall, in form and substance, be reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

5. RTL shall be satisfied, in its sole discretion, that neither RTL nor any of its affiliates will be required, as a result of the Plan and/or the transactions contemplated by the RTL Investment Agreement, to make any mandatory tender offer(s) under the Polish Securities Laws or any applicable rule of regulation of the Warsaw Stock Exchange.

B.	Conditions Precedent to the Effective Date

It shall be a condition to the Effective Date that the following provisions, terms and conditions shall have been satisfied or waived pursuant to the provisions of Article X.C.

1. The Bankruptcy Court shall have entered one or more orders (which may include the Confirmation Order) authorizing the assumption and rejection of Executory Contracts and Unexpired Leases by the Debtors as contemplated herein in form and substance acceptable to the Debtors.

2. The Confirmation Order, in form and substance, reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, shall have been entered by the Bankruptcy Court and shall not be subject to any stay subject to an unresolved request for revocation under section 1144 of the Bankruptcy Code.

3. The Bankruptcy Court shall have entered a Final Order (which may be the Confirmation Order) approving and authorizing the amendment and modification of the Existing 2016 Notes Indenture as provided in Article V.J hereof.

4. All of the schedules, documents, supplements and exhibits to the Plan shall have been filed in form and substance reasonably acceptable to the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

5. All conditions to the consummation of the RTL New Equity Infusion, including (without limitation) all conditions set forth in the RTL Investment Agreement, shall have been satisfied or waived by RTL.

6. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the Plan shall have been obtained.

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7. All actions, documents, certificates, and agreements necessary to implement this Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units in accordance with applicable laws.

C.	Waiver of Conditions

The conditions to Confirmation of the Plan and to Consummation of the Plan set forth in this Article X may be waived at any time upon receipt of written waivers from each of the Debtors, RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

D.	Effect of Failure of Conditions

If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims against or Interests in the Debtors; (2) prejudice in any manner the rights of the Debtors, any holders of Claims or any other Person; or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors, any holders or any other Person in any respect.

ARTICLE XI

MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN

A.	Modification and Amendments

Except as otherwise specifically provided herein and with the consent of RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, the Debtors reserve the right to modify the Plan as to material terms and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not re-solicit votes on such modified Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, and with the consent of RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee, the Debtors expressly reserve their rights to alter, amend or modify materially the Plan with respect to the Debtors one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Bankruptcy Court to so alter, amend or modify the Plan or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

B.	Effect of Confirmation on Modifications

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or re-solicitation under Bankruptcy Rule 3019.

C.	Revocation or Withdrawal of the Plan

The Debtors reserve the right to revoke or withdraw the Plan before the Effective Date. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of the Debtors or any other Person; or (c) constitute an admission, acknowledgement, offer or undertaking of any sort by the Debtors or any other Person.

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ARTICLE XII

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters arising out of or related to the Chapter 11 Cases and the Plan including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount or allowance of Claims;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3. resolve any matters related to: (a) the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which the Debtors are party or with respect to which a Debtor may be liable in any manner and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including Claims based on the Debtors’ rejection of Executory Contracts or Unexpired Leases as set forth in Article VI, Cure Claims pursuant to section 365 of the Bankruptcy Code or any other matter related to such Executory Contract or Unexpired Lease; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying or supplementing, after the Effective Date, pursuant to Article VI, any Executory Contracts or Unexpired Leases the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired.

4. ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

5. adjudicate, decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. adjudicate, decide or resolve any and all matters related to any Cause of Action;

7. adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

8. resolve any avoidance or recovery actions under sections 105, 502(d), 542 through 551 and 553 of the Bankruptcy Code;

9. resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person’s obligations incurred in connection with the Plan;

10. issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with Consummation or enforcement of the Plan;

11. resolve any cases, controversies, suits, disputes or Causes of Action with respect to the discharge, releases, injunctions, exculpations, indemnifications and other provisions contained in Article IX and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;

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12. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

13. adjudicate any and all disputes arising from or relating to distributions under the Plan;

14. consider any modifications of the Plan, cure any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

15. determine requests for the payment of Claims entitled to priority pursuant to section 507 of the Bankruptcy Code;

16. hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

17. hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

18. hear and determine all disputes involving the existence, nature or scope of the Debtors’ discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;

19. determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement or the Confirmation Order;

20. enforce all orders previously entered by the Bankruptcy Court;

21. hear any other matter not inconsistent with the Bankruptcy Code; and

22. enter an order concluding or closing the Chapter 11 Cases.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Subject to Article X.B, and notwithstanding Bankruptcy Rules 3020(e), 6004(h) or 7062 or any other Bankruptcy Rule, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors and any and all holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Persons that are parties to or are subject to the settlements, compromises, releases, discharges and injunctions described in the Plan, each Person acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.

B.	Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or Reorganized Debtors, as applicable, and all holders of Claims receiving distributions

36

pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Dissolution of Creditors’ Committee

On the Effective Date, the Creditors’ Committee, if any, shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases.

D.	Reservation of Rights

None of the Plan, any statement or provision contained in the Plan or any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests before the Effective Date.

E.	Successors and Assigns

The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries or guardian, if any, of each Person.

F.	Service of Documents

After the Effective Date, any pleading, notice or other document required by the Plan to be served or delivered shall be served as follows:

1.	If to the Reorganized Debtors, to:

Central European Distribution Corporation

3000 Atrium Way

Suite 265

Mt. Laurel, New Jersey 08054

Attn: General Counsel

with copies to:

Skadden, Arps, Slate, Meagher and Flom LLP

4 Times Square

New York, New York 10036

Attn:     Jay M. Goffman

             Mark A. McDermott

2.	After the Effective Date, the Debtors may, in their sole discretion, notify Persons that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Persons must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Persons receiving documents pursuant to Bankruptcy Rule 2002 to those Persons who have filed such renewed requests.

G.	Entire Agreement

Except as otherwise indicated, the Plan and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.

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H.	Severability of Plan Provisions

If, before Confirmation of the Plan, any term or provision of the Plan is held by the Bankruptcy Court or any other court exercising jurisdiction to be invalid, void or unenforceable, the Bankruptcy Court or other court exercising jurisdiction shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. Notwithstanding the foregoing, if any provision of the Plan is materially altered or rendered unenforceable, the Plan shall not be confirmed without the written consent of RTL and a majority in principal amount of the Existing 2016 Notes represented by the Steering Committee.

I.	Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be available upon request to the Debtors’ counsel, by contacting Skadden, Arps, Slate, Meagher and Flom LLP, 4 Times Square, New York, New York 10036, at the Bankruptcy Court’s website at https://ecf.deb.uscourts.gov or at the website of GCG, Inc. at www.gcginc.com/cases/CEDC (to be activated in the event that the Debtors file the Chapter 11 Cases). To the extent any exhibit or document is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the non-exhibit or non-document portion of the Plan shall control.

J.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code and any applicable non-bankruptcy law, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Plan securities offered and sold under the Plan, and, therefore, will have no liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the New Common Stock offered and sold under the Plan.

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K.	Conflicts

Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control; provided, however, that if there is a conflict between this Plan and a Plan Supplement document, the Plan Supplement document shall govern and control.

Dated: March    , 2013

Respectfully submitted,

Central European Distribution Corporation

By:      [                                ]

Name: N. Scott Fine

Title:   Vice Chairman and Lead Director

Sarah E. Pierce (I.D. No. 4648)

SKADDEN, ARPS, SLATE, MEAGHER

& FLOM, LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

(302) 651-3001

– and –

Jay M. Goffman

Mark A. McDermott

SKADDEN, ARPS, SLATE, MEAGHER

& FLOM, LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

(212) 735-2000

Proposed Counsel for Debtors and Debtors in

Possession

EXHIBIT A TO THE

JOINT PREPACKAGED CHAPTER 11 PLAN OF

CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

LIST OF REJECTED CONTRACTS AND LEASES TO BE FILED AS A PLAN SUPPLEMENT

EXHIBIT B TO THE

JOINT PREPACKAGED CHAPTER 11 PLAN OF

CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

NON-EXCLUSIVE LIST OF RETAINED CLAIMS AND CAUSES OF ACTION

ALL POTENTIAL CLAIMS AND/OR CAUSES OF ACTION NOT RELEASED

PURSUANT TO ARTICLE IX.B OF THE PLAN, WHETHER NOTED HEREIN OR

OTHERWISE, WILL BE INVESTIGATED FOLLOWING CONFIRMATION OF

THE JOINT PREPACKAGED CHAPTER 11 PLAN OF CENTRAL EUROPEAN

DISTRIBUTION CORPORATION, ET AL., AND ACCORDINGLY ALL SUCH

CAUSES OF ACTION AND CLAIMS, WHETHER NOTED HEREIN OR

OTHERWISE, ARE EXPRESSLY RETAINED AND NOT WAIVED.

Any and all outstanding accounts receivable balances owed to the Debtors.

Any and all pre- or postpetition utility deposits.

Any and all pending federal, state and foreign tax actions and appeals.

Any and all rights and claims under contracts, leases, loan agreements, syndications, or any other agreements not cancelled pursuant to the Plan, including but not limited to collection actions and claims.

Any and all claims, rights of action, suits or proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their Estates may hold against any Person, except such claims that are released under the Plan or the Confirmation Order.

Any and all objections to claims asserted under Bankruptcy Code section 503(b) against the Debtors, whether based upon claims filed on the Debtors’ claims registry or otherwise asserted.

Any and all objections to secured claims against one or more of the Debtors, whether based upon claims filed on the Debtors’ claims registry or otherwise asserted.

Any and all objections to claims asserted under Bankruptcy Code section 507 against one or more of the Debtors, whether based upon claims filed on the Debtors’ claims registry or otherwise asserted.

Nothing herein shall preserve any causes of action or claims that are expressly released or waived under the Plan.

EXHIBIT C TO THE

JOINT PREPACKAGED CHAPTER 11 PLAN OF

CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

DESCRIPTION OF NEW COMMON STOCK

The principal terms of the New Common Stock to be issued by Reorganized CEDC under the Plan shall be as follows:

Authorization:	120 million shares
Initial Issuance:	25 million shares
Par Value:	$0.01 per share
Voting Rights:	One vote per share
Dividends:	Payable at the discretion of the board of directors of Reorganized CEDC
Conversion Rights:	None
Splits and Adjustments:	Generally, arithmetic splits, combinations, etc. are proportionately treated
Restrictions on Transfer:	None (other than restrictions imposed by applicable state and federal securities laws)
Registration Rights:	None

APPENDIX B

SUPPLEMENTAL INDENTURE

Appendix B-1

APPENDIX B

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE, dated as of                         , 2013 among (i) CEDC FINANCE CORPORATION INTERNATIONAL, INC. (the “Issuer”), (ii) CENTRAL EUROPEAN DISTRIBUTION CORPORATION (the “Parent”), (iii) the Subsidiary Guarantors listed on Schedule I hereto (the “Subsidiary Guarantors”), (iv) DEUTSCHE BANK AG, LONDON BRANCH (“Resigning Trustee”), (v) DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee (the “Trustee” or “Successor Trustee”), (vi) DEUTSCHE BANK AG, LONDON BRANCH, as Polish Security Agent (the “Polish Security Agent”) and (vii) TMF TRUSTEE LIMITED, as Security Agent (the “Security Agent”). Terms used but not defined herein have the meaning set forth in the Indenture.

W I T N E S S E T H:

WHEREAS, reference is made to that certain Indenture, dated as of December 2, 2009 (as amended and supplemented by the First Supplemental Indenture, dated December 29, 2009, and the Second Supplemental Indenture, dated December 8, 2010, the “Indenture”), among the Issuer, the Parent, the Subsidiary Guarantors, the Resigning Trustee, the Registrars, the Transfer Agents, the Paying Agents, the Principal Paying Agent, the Polish Security Agent and the Security Agent, with respect to the Issuer’s 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (collectively, the “Senior Secured Notes”);

WHEREAS, pursuant to Section 9.1(a) of the Indenture and subject to Sections 9.1(b) and 9.1(c) of the Indenture, the Indenture, the Senior Secured Notes, any of the Security Documents or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority of the then outstanding principal amount of the Senior Secured Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Secured Notes), and, subject to Section 6.10 (Rights of Holders to Receive Payment) of the Indenture, any existing Default or Event of Default or compliance with any provision of the Indenture, the Senior Secured Notes, any of the Security Documents or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Senior Secured Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Secured Notes);

WHEREAS, pursuant to Section 9.1(b)(8) and (9) of the Indenture, with the consent of Holders holding at least 90% of the then outstanding principal amount of Senior Secured Notes, an amendment, supplement or waiver may (i) release any Lien on the Collateral and (ii) release any of the Guarantees; and

WHEREAS, the Issuer has offered to exchange (the “CEDC FinCo Exchange Offer”) all of the outstanding Senior Secured Notes for (i) new shares of common stock of the Parent and (ii) up to $500 million aggregate principal amount of new 6.5% Senior Secured Notes due 2020 to be issued by the Issuer and guaranteed by the Parent and certain subsidiaries of the Parent, the terms of which are contained in the Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated February 25, 2013 (the “Offering Memorandum”), (ii) have solicited acceptances of a prepackaged plan of reorganization, with respect to the Parent or with respect to the Parent, the Issuer, and CEDC Finance Corporation LLC, as set forth in the Offering Memorandum (the “Plan of Reorganization”), and (iii) have solicited consents (the “Consents”) from the Holders to eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Indenture and to provide for the release of all Collateral and the release of all Guarantees by Subsidiary Guarantors of the Senior Secured Notes as set forth in this Third Supplemental Indenture (the “Proposed Amendments”); and

WHEREAS, holders representing at least 90% of the outstanding principal amount of the Senior Secured Notes (the “Required Consents”) have consented to the Proposed Amendments.

WHEREAS, each party hereto has duly authorized the execution and delivery of this Third Supplemental Indenture and has done all things necessary to make this Third Supplemental Indenture a valid agreement in accordance with its terms.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Parent, the Subsidiary Guarantors, the Resigning Trustee, the Successor Trustee, the Polish Security Agent and the Security Agent mutually covenant and agree as follows:

SECTION 1. Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Indenture.

SECTION 2. Effectiveness. This Supplemental Indenture shall take effect and be binding upon its execution. Section 3 and Section 4 of this Supplemental Indenture shall become operative at the date and time that the Issuer gives notice to the Resigning Trustee and the Successor Trustee that either (i) the CEDC FinCo Exchange Offer has been consummated or (ii) the Plan of Reorganization has been confirmed (the “Operative Date”).

SECTION 3. Change of Trustee. From and after the Operative Date, pursuant to Section 7.7 of the Indenture:

(a) The Resigning Trustee hereby notifies the Issuer that the Resigning Trustee is hereby resigning as Trustee under the Indenture.

(b) The Resigning Trustee hereby assigns, transfers, delivers and confirms to the Successor Trustee all right, title and interest of the Resigning Trustee in and to the trust under the Indenture and all the rights, powers and trusts of the Trustee under the Indenture. The Resigning Trustee shall execute and deliver such further instruments and shall do such other things as the Successor Trustee may reasonably require so as to more fully and certainly vest and confirm in the Successor Trustee all the rights, trusts and powers hereby assigned, transferred, delivered and confirmed to the Successor Trustee as Trustee.

(c) The Issuer hereby accepts the resignation of the Resigning Trustee as Trustee under the Indenture.

(d) The Issuer hereby appoints the Successor Trustee as Trustee under the Indenture to succeed to, and hereby vests the Successor Trustee with, all the rights, powers, duties and obligations of the Resigning Trustee under the Indenture with like effect as if originally named as Trustee in the Indenture.

(e) The Successor Trustee hereby accepts its appointment as successor Trustee under the Indenture and accepts the rights, powers, duties and obligations of the Resigning Trustee as Trustee under the Indenture, upon the terms and conditions set forth therein, with like effect as if originally named as Trustee under the Indenture. The Successor Trustee has no responsibility or liability for any acts or omissions of the Resigning Trustee under the Indenture or any related agreements prior to the effectiveness of this Supplemental Indenture.

(f) The principal office and place of business of the Successor Trustee is located at 100 Plaza One, Jersey City, NJ 07311, Facsimile: +1 732 578 4635.

SECTION 4. Amendments to the Indenture. From and after the Operative Date, the following amendments to the Indenture shall be effective in accordance with Section 2 of this Supplemental Indenture with respect to the Senior Secured Notes as specified herein:

(a) The following Sections of the Indenture, and any corresponding provisions in the Senior Secured Notes, hereby are deleted in their entirety and replaced with “[Intentionally Omitted]”, and all references made thereto throughout the Indenture and the Notes shall be deleted in their entirety:

Section 4.2	Maintenance of Office or Agency
Section 4.3	Incurrence of Indebtedness and Issuance of Preferred Stock
Section 4.4	Limitation on Restricted Payments
Section 4.5	Corporate Existence
Section 4.6	Payment of Taxes and Other Claims
Section 4.7	Maintenance of Properties and Insurance
Section 4.8	Compliance with Laws
Section 4.9	Limitation on Liens
Section 4.10	Waiver of Stay; Extension or Usury Laws
Section 4.11	Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries
Section 4.12	Asset Sales
Section 4.13	Limitation on Transactions with Affiliates
Section 4.14(a), 4.14(b), 4.14(e)	Reports
Section 4.15	Limitation on Business Activities
Section 4.16	Change of Control
Section 4.18	Payment of Non-Income Tax and Similar Charges
Section 4.21	Limitation on Sale and Leaseback Transactions
Section 4.22	Additional Security and Guarantees
Section 4.23	Delivery of Security and Guarantees
Section 4.24	Impairment of Security Interest
Section 4.26	Amendments to or Prepayments of the Intercompany Loan
Section 4.27	Limitations on Activities of the Issuer
Section 4.28	Limitations on Activities of Russian Alcohol Finance Limited
Section 4.29	Listing
Section 4.30	Payments for Consent
Section 6.1(3), 6.1(4), 6.1(5), 6.1(6), 6.1(7), 6.1(8), 6.1(9), 6.1(10), 6.1(11)	Events of Default

Any definitions used exclusively in the provisions of the Indenture deleted pursuant to this clause (a) and all references made to such provisions are hereby deleted in their entirety from the Indenture.

(b) The definition of “Unrestricted Subsidiary” in Section 1.1 shall be deleted in its entirety and replaced with the following:

“Unrestricted Subsidiary” means any Subsidiary of the Parent that is designated by the Board of Directors of the Parent as an Unrestricted Subsidiary in accordance with the provisions of Section 4.25 (Designation of Restricted and Unrestricted Subsidiaries) pursuant to a resolution of the Board of Directors.

(c) The following Section 1.4 shall be added immediately following Section 1.3:

“Section 1.4 Incorporation by Reference of Trust Indenture Act. This Indenture is subject to the mandatory provisions of the U.S. Trust Indenture Act of 1939 (the “Trust Indenture Act” or the “TIA”), which are incorporated by reference in and made a part of this Indenture. The following TIA terms have the following meanings:

(a)	“Commission” means the SEC.

(b)	“indenture securities” means the Securities.

(c)	“indenture security holder” means a Holder.

(d)	“indenture to be qualified” means this Indenture.

(e)	“indenture trustee” or “institutional trustee” means the Trustee.

(f)	“obligor” on the indenture securities means the Company and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings assigned to them by such definitions.”

(d) Section 2.5 shall be deleted in its entirety and replaced with the following text:

“Section 2.5 List of Holders. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, or to the extent otherwise required under the TIA, the Issuer, on its own behalf, shall furnish or cause the Registrar to furnish to the Trustee, in writing at least five business days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders and the Issuer shall otherwise comply with TIA § 312(a).”

(e) The word “Affiliate” shall replace the word “Subsidiary” in the first sentence of Section 2.9.

(f) The following text shall be inserted in Section 4.19 prior to the word “stating”:

“(the signer of which shall be the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer)”.

(g) Section 4.25 shall be deleted in its entirety and replaced with the following text:

“Section 4.25 Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors of the Parent may designate any Restricted Subsidiary to be an Unrestricted Subsidiary.

(h) The following text shall be added after the last sentence of Section 7.3:

“ However, the Trustee must comply with Sections 7.9 and 7.12.”

(i) The following text shall be inserted immediately before the proviso in the first sentence of Section 7.7:

“ not less than 30 days prior to the effective date of such resignation”.

(j) The following text shall be inserted immediately following the words “in writing” in the second sentence of Section 7.7:

“ not less than 30 days prior to the effective date of such removal”.

(k) The third word of the fourth sentence of Section 7.7, “may” shall be deleted and replaced with “shall”.

(l) The following text shall be inserted after the word “removed” in the first line of the second full paragraph of Section 7.7:

“ and the Holders of a majority in principal amount of the Securities do not reasonably promptly appoint a successor Trustee or Agent, as applicable,”.

(m) The fourth and fifth full paragraphs of Section 7.7 shall be deleted in their entirety and replaced with:

“The Issuer covenants that, in the event of the Trustee or any Agent giving notice of its resignation pursuant to this Section 7.7, it shall use its best endeavors to procure a successor Trustee or Agent to be appointed. If a successor Trustee or Agent does not take office within 60 days after the retiring Trustee or Agent resigns or is removed, the retiring Trustee or Agent (as the case may be), the Issuer or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee or Agent.

“If the Trustee, within 90 days after becoming aware that a conflict of interest exists between such Trustee’s role as a trustee and any other capacity, shall not have eliminated such conflict of interest or resigned from office, the Issuer or any Holder may petition any court of competent jurisdiction for the appointment of a successor Trustee.”

(n) Section 7.9 shall be deleted in its entirety and replaced with the following text:

“Section 7.9 Eligibility; Disqualification. This Indenture shall always have a Trustee that satisfies the requirements of TIA § 310(a)(1), (2) and (5) in every respect. The Trustee shall have a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA § 310(b); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuers are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.”

(o) The following text shall be added immediately following Section 7.11:

“Section 7.12 Preferential Collection of Claims Against the Issuer. The Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated.

“Section 7.13 Reports by Trustee to the Holders. Within 60 days after each April 15 beginning April 15, 2013, the Trustee shall mail to each Holder a brief report dated as of such April 15 that complies with TIA § 313(a) if and to the extent required thereby. The Trustee also shall comply with TIA § 313(b) and TIA § 313(c). A copy of each report at the time of its mailing to Holders shall be filed with the Commission and each stock exchange (if any) on which the Notes are listed. The Issuer agrees to notify promptly the Trustee in writing whenever the Notes become listed on any stock exchange and of any delisting thereof and the Trustee shall comply with TIA § 313(d).”

(p) The following text shall be added immediately following Section 11.1(g):

“ (h) Upon qualification of this Indenture under the Trust Indenture Act, the Issuer will comply with the provisions of TIA §314(b). Promptly after qualification of this Indenture under the Trust Indenture Act to the extent required by the TIA, the Issuer shall deliver the opinion(s) required by Section 314(b)(1) of the TIA. Subsequent to the execution and delivery of this Indenture, upon qualification of this Indenture under the TIA, to the extent required by the TIA, the Issuer shall furnish to the Trustee on or prior to each anniversary of the Issue Date, an Opinion of Counsel, dated as of such date, stating either that (i) in the opinion of such counsel, all action has been taken with respect to any filing, re–filing, recording or re–recording with respect to the Collateral as is necessary to maintain the Liens on the Collateral in favor of the Holders or (ii) in the opinion of such counsel, that no such action is necessary to maintain such Liens.

“(i) The Issuer will cause Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property and to the substitution therefor of any property to be pledged as collateral for the Notes, to be complied with, upon qualification of this Indenture under the Trust Indenture Act. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Issuer except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert, who shall be reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this Section 11.2(d), the Issuer will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if it determines, in good faith based on written advice of counsel, that under the terms of Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) is inapplicable, whereupon the Issuer shall provide to the Trustee and the Security Agent an Officers’ Certificate certifying that the Issuer reasonably believes, based on the written advice of counsel (a copy of which shall be attached thereto), that the Issuer is not required to comply with all or any portion of Section 314(d). Upon qualification of this Indenture under the Trust Indenture Act, the Issuer and the Guarantors shall comply with the other applicable provisions of the Trust Indenture Act as they relate to Collateral.”

(q) The introductory language to Section 9.1(b) shall be deleted in its entirety and replaced with the following text:

“Without the consent of each Holder affected, an amendment, supplement or waiver may not, with respect to any Notes issued thereunder and held by a non-consenting holder:”

(r) The following clause shall be added to the end of Section 9.1(b) immediately before the period:

“, except to increase any such percentage required for such actions or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding note affected thereby”

(s) The following text shall be added immediately following Section 11.9(c):

“(d) To the extent a proposed release of Collateral is not automatic and requires the action by the Trustee or the Security Agents, the Issuer and each Guarantor will furnish to the Trustee and the Security Agents, prior to each proposed release of such Collateral pursuant to the Security Documents and this Indenture:

(1)	an Officers’ Certificate requesting such release;

(2)	an Officers’ Certificate and an Opinion of Counsel, in compliance with Sections 12.2 and 12.3 to the effect that all conditions precedent provided for in this Indenture and the Security Documents to such release have been complied with;

(3)	a form of such release (which release shall be in form reasonably satisfactory to the Trustee and Security Agents and shall provide that the requested release is without recourse or warranty to the Trustee and Collateral Agent); and

(4)	upon qualification of the Indenture under the TIA subject to and only to the extent applicable pursuant to Section 11.1(i), any other documents or instruments required to be delivered pursuant to TIA §314(d).

(e) Upon compliance by the Issuer or the Guarantors, as the case may be, with the conditions precedent set forth above, and upon delivery by the Issuer or such Guarantor to the Trustee and Security Agent of an Opinion of Counsel to the effect that such conditions precedent have been complied with, the Trustee or the Security Agent shall promptly cause to be released and reconveyed to the Issuer, or the Guarantors, as the case may be, the released Collateral.

“(f) For purposes of the TIA, the release of any Collateral from the terms of the Security Documents or the Indenture will not be deemed to impair the security under this Indenture in contravention of the provisions hereof or affect the Lien of this Indenture or the Security Documents if and to the extent the Collateral is released pursuant to this Indenture and the Security Documents or upon the termination of this Indenture.”

(t) The following text shall be added immediately following Section 12.18:

“Section 12.19 Communication by Holders with other Holders. Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Agent, the Registrar and anyone else shall have the protection of TIA § 312(c).

Section 12.20 Trust Indenture Act Controls. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an “incorporated provision”) included in this Indenture by operation of, Sections 310 to 318 of the TIA, inclusive, such imposed duties or incorporated provision shall control.”

(u) All references in the Indenture and the Senior Secured Notes shall be deleted and replaced with “Senior Notes”.

(v) (i) Each of the Subsidiary Guarantors shall be automatically and unconditionally released and from its Guarantee of the Senior Secured Notes and (ii) any and all obligations and agreements of each Subsidiary Guarantor under the Indenture with respect to the Senior Secured Notes shall terminate and be fully discharged and be of no further force or effect.

(w) All Collateral securing the Senior Secured Notes shall be automatically and unconditionally released.

(x) The Trustee and Security Agent are hereby authorized, without the consent of Holders, to take all necessary actions to effectuate any release of Collateral and Guarantees pursuant to the foregoing clauses (v) and (w).

SECTION 5. Bankruptcy Waiver Amendment. From and after the date that this Supplemental Indenture becomes effective, as set forth in Section 2, the following amendments to the Indenture shall be effective with respect to the Senior Secured Notes as specified herein.

(a) The second paragraph of Section 6.1 shall be replaced with the following:

“In the case of an Event of Default described in clause (10) above, all outstanding Notes shall become due and payable immediately without further action or notice. In the case of an Event of Default described in clause (11) above with respect to the Parent, (i) the Parent shall become obligated to pay the principal of, premium, if any, and accrued and unpaid interest on all the Notes and such amounts shall become immediately due and payable without further action or notice, and (ii) the Holders of over 50% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. In the case of an Event of Default described in clause (11) above with respect to the Issuer, the Guarantors (other than the Parent) or any Significant Subsidiary, the Holders of over 50% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. If any other Event of Default occurs and is continuing, the Trustee or the Holders of over 50% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.”

(b) The words “or (11)” shall be deleted from Section 6.2(c).

(c) The following Section 6.2(d) shall be added immediately following Section 6.2(c):

“(d) If an Event of Default described in clause (11) of Section 6.1 (Events of Default) with respect to the Parent occurs and is continuing, (i) the Parent shall become obligated to pay the principal of, premium, if any, and accrued and unpaid interest on all the Notes in accordance with this Indenture, and such amounts shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders, and (ii) the Holders of over 50% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable; upon such a declaration, such principal, premium and accrued and unpaid interest shall be due and payable immediately. If an Event of Default in clause (11) of Section 6.1 (Events of Default) with respect to the Issuer, the Guarantors (other than the Parent) or any Significant Subsidiary occurs and is continuing, the Holders of over 50% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable; upon such a declaration, such principal, premium and accrued and unpaid interest shall be due and payable immediately.”

SECTION 6. Section and Other References. To the extent any amendments result in the renumbering of sections or clauses, any references thereto shall be deemed amended so as to refer to the amended section or clause.

SECTION 7. Amendments to Senior Secured Notes. Effective as of the Operative Date, without further act by any Person, the Senior Secured Notes shall be deemed to be amended and modified to make all conforming changes necessary to reflect the amendments and modifications described in Section 3 and Section 4 of this Supplemental Indenture.

SECTION 8. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders, the Trustee, the Polish Security Agent and the Security Agent, any legal or equitable right, remedy or claim under or in respect of this Third Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 9. Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Supplemental Indenture or the Indenture by the Trust Indenture Act of 1939, as amended, as in force at the date that this Supplemental Indenture is executed, the provisions required by the Trust Indenture Act of 1939, as amended, shall control.

SECTION 10. Governing Law. This Third Supplemental Indenture shall be governed by the laws of the State of New York.

SECTION 11. Severability Clause. In case any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 12. Ratification of Indenture; Third Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Third Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of a Senior Secured Note heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Third Supplemental Indenture.

SECTION 13. Counterparts. The parties hereto may sign one or more copies of this Third Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 14. Headings. The headings of the Sections in this Third Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

SECTION 15. Successors. All covenants and agreements in this Third Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

SECTION 16. Trustee, Security Agent and Polish Security Agent. The Trustee, the Security Agent and the Polish Security Agent shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals have been made solely by the Issuer and the Guarantors. The Issuer and the Guarantors shall reimburse the Trustee, the Security Agent and the Polish Security Agent to the same extent as under Section 7.6 of the Indenture for any disbursements, expenses and advances (including reasonable fees and expenses of its counsel) incurred by the Trustee, the Security Agent and/or the Polish Security Agent arising out of or in connection with its execution and performance of this Third Supplemental Indenture. This provision shall survive the final payment in full of the Senior Secured Notes and the resignation or removal of the Trustee, the Security Agent and/or the Polish Security Agent.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

CEDC FINANCE CORPORATION INTERNATIONAL, INC.
as the Issuer

By:
Name:
Title:

CENTRAL EUROPEAN DISTRIBUTION CORPORATION as the Parent

By:
Name:
Title:

BOLS HUNGARY KFT. as a Guarantor

By:
Name:
Title:

BRAVO PREMIUM LLC as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

CEDC FINANCE CORPORATION, LLC
as a Guarantor

By:
Name:
Title:

COPECRESTO ENTERPRISES LIMITED as a Guarantor

By:
Name:
Title:

JELEGAT HOLDINGS LIMITED as a Guarantor

By:
Name:
Title:

JOINT STOCK COMPANY “DISTILLERY TOPAZ” as a Guarantor

By:
Name:
Title:

JOINT STOCK COMPANY “RUSSIAN ALCOHOL GROUP” as a Guarantor

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

LATCHEY LIMITED
as a Guarantor

By:
Name:
Title:

LIMITED LIABILITY COMPANY “THE TRADING HOUSE RUSSIAN ALCOHOL” as a Guarantor

By:
Name:
Title:

LION/RALLY LUX 1 S.A. as a Guarantor

By:
Name:
Title:

LION/RALLY LUX 2 S.À.R.L. as a Guarantor

By:
Name:
Title:

LION/RALLY LUX 3 S.À.R.L. as a Guarantor

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

LUGANO HOLDING LIMITED as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

MID-RUSSIAN DISTILLERIES as a Guarantor

By:
Name:
Title:

OOO “FIRST TULA DISTILLERIES” as a Guarantor

By:
Name:
Title:

OOO “GLAVSPIRTTIREST” as a Guarantor

By:
Name:
Title:

OOO PARLIAMENT DISTRIBUTION as a Guarantor

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

OOO PARLIAMENT PRODUCTION as a Guarantor

By:
Name:
Title:

PASALBA LIMITED as a Guarantor

By:
Name:
Title:

PWW SP. Z O.O. as a Guarantor

By:
Name:
Title:

SIBIRSKY LVZ as a Guarantor

By:
Name:
Title:

DEUTSCHE BANK TRUST COMPANY AMERICAS by Deutsche Bank National Trust Company as Successor Trustee, Registrar, Transfer Agent, and Paying Agent

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

DEUTSCHE BANK LUXEMBOURG S.A. as Registrar, Transfer Agent and Paying Agent

By:
Name:
Title:

By:
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH as Resigning Trustee, Principal Paying Agent and Polish Security Agent

By:
Name:
Title:

By:
Name:
Title:

TMF TRUSTEE LIMITED as Security Agent

By:
Name:
Title:

[Signature Page to Third Supplemental Indenture]

SCHEDULE I

TO THE THIRD SUPPLEMENTAL INDENTURE

GUARANTORS

	NAME	JURISDICTION OF INCORPORATION

1.	Bols Hungary Kft.	Hungary

2.	Bravo Premium LLC	Russia

3.	CEDC Finance Corporation, LLC	United States of America

4.	CEDC International Sp. z o.o.	Poland

5.	Copecresto Enterprises Limited	Cyprus

6.	Jelegat Holdings Limited	Cyprus

7.	JSC “Distillery Topaz”	Russia

8.	JSC “Russian Alcohol Group”	Russia

9.	Latchey Limited	Cyprus

10.	Limited Liability Company “The Trading House Russian Alcohol”	Russia

11.	Lion/Rally Lux 1 S.A.	Luxembourg

12.	Lion/Rally Lux 2 S.à.r.l.	Luxembourg

13.	Lion/Rally Lux 3 S.à.r.l.	Luxembourg

14.	Lugano Holding Limited	Cyprus

15.	Mid-Russian Distilleries	Russia

16.	OOO “First Tula Distilleries”	Russia

17.	OOO “Glavspirttirest”	Russia

18.	OOO Parliament Distribution	Russia

19.	OOO Parliament Production	Russia

20.	Pasalba Limited	Cyprus

21.	PWW Sp. z o.o.	Poland

22.	Sibirsky LVZ	Russia

APPENDIX C

BALLOTS AND LETTERS OF TRANSMITTAL

Appendix C-1

No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

THIS BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF EXISTING 2013 NOTES THAT ARE HOLDERS OF CLASS 5A UNSECURED NOTES CLAIMS

CUSIP 153435AA0

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, which was amended on March 8, 2013, whereby:

•

CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

This ballot (the “Ballot”) is being sent to all beneficial holders (the “Beneficial Holders”) of Existing 2013 Notes for their use in voting to accept or reject the Plan of Reorganization by providing the appropriate instruction to their broker, dealer, commercial bank, trust company or other nominee (each, a “Nominee”). A separate letter of transmittal (the “Letter of Transmittal”) is being sent to Beneficial Holders of Existing 2013 Notes for their use in participating in the Exchange Offers. The Exchange Offers and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Ballot is annexed. A Beneficial Holder who wishes to tender into the Exchange Offers should refer to the Letter of Transmittal and the Offering Memorandum and Disclosure Statement for instructions on how to participate in the tender.

As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Your options with respect to the vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. NOT VOTE on the Plan of Reorganization.

Beneficial Holders that instruct their Nominee to take no action, or fail to provide timely instructions, may nevertheless be bound by the terms of the Plan of Reorganization and have the relevant treatment applied to their Existing 2013 Notes if the Plan of Reorganization is consummated.

If you have any questions regarding the voting and exchange process, you should contact The Garden City Group, Inc. (the “Voting Agent”) at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt you hold against CEDC and/or CEDC FinCo, as applicable, you may hold claims in multiple classes.

Please note the treatment of your claims under the Plan of Reorganization may be different from the treatment provided under the Exchange Offers.

Please note that in order to receive a distribution under the Plan of Reorganization you must be a holder of Class 5A Unsecured Notes Claims as of the Distribution Record Date, which is the date that the order confirming the Plan of Reorganization is entered by the Bankruptcy Court.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

To cast a vote, you must direct the Nominee holding your Existing 2013 Notes to execute a master ballot (a “Master Ballot”) on your behalf that reflects your instructions with respect to the Plan of Reorganization (including your exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization). You may direct your Nominee to execute a Master Ballot on your behalf by (i) returning this Ballot to your Nominee, or (ii) if it is your custom to communicate with your Nominee by other means such as phone, e-mail, internet or fax, then by providing instructions to your Nominee by those means.

All Master Ballots must be ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. New York City Time (the “Voting Deadline”). It is your responsibility to communicate with your Nominee with sufficient time for your Nominee to submit a Master Ballot on your behalf before the Voting Deadline.

Modification of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

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INSTRUCTIONS

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting the votes of certain of their creditors on the Plan of Reorganization described in the Offering Memorandum and Disclosure Statement accompanying this Ballot. Please review the Offering Memorandum and Disclosure Statement carefully before you return this Ballot. Unless otherwise defined, capitalized terms used in this Ballot have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement or Plan of Reorganization.

This Ballot does not constitute and will not be deemed to constitute (a) a proof of claim or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim.

You may not split your vote. You must vote the entire claim that you hold to accept or to reject the Plan of Reorganization. You will be deemed to have voted the full amount of your claim in your vote. You must vote all your claims within a single class to either accept or reject the Plan of Reorganization. Please consult the “Summary of the Plan of Reorganization” in the Offering Memorandum and Disclosure Statement for a description of the Plan of Reorganization classes.

To ensure your vote on the Plan of Reorganization is counted, you must either (a) complete, sign, and return this Ballot to your Nominee (i) at the address set forth on the enclosed pre-addressed envelope or (ii) by hand delivery or overnight courier address, or (b) otherwise communicate your instructions to your Nominee. The method of delivery of this Ballot and all other required documents is at the option and sole risk of the Beneficial Holder, and the delivery will be deemed made only when actually received by the Nominee. If delivery is by mail, registered mail with return receipt requested, properly insured or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

This Ballot should be sent only to the Nominee and not to CEDC, CEDC FinCo or any affiliate of CEDC. Unsigned Ballots will not be counted. However, if it is your custom to communicate with your Nominee by other means, such as phone, e-mail, internet, or fax, then you do not need to fill out this Ballot. All Master Ballots prepared by Nominees must be RECEIVED by the Voting Agent by the Voting Deadline. Accordingly, you must return your instructions to your Nominee in sufficient time to enable your Nominee to complete the Master Ballot and deliver it to the Voting Agent by March 22, 2013 at 11:59 p.m. (New York City Time).

If a Ballot or Master Ballot is received after the Voting Deadline it may not be counted as a vote to accept or reject the Plan of Reorganization. Except as otherwise provided herein, the delivery of a Ballot will be deemed made only when the executed Master Ballot is actually received by the Voting Agent. In all cases, sufficient time should be allowed to assure timely delivery. No Ballot or Master Ballot should be sent to CEDC, any indenture trustee, transfer agent, or financial or legal advisor of CEDC.

To complete the Ballot properly, take the following steps:

(a) Complete Item 1.

(b) Complete Item 2. Cast your vote with respect to the Plan of Reorganization.

Your options with respect to vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. NOT VOTE on the Plan of Reorganization.

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(c) Ballots that are signed and returned, but do not expressly indicate a vote to accept or reject the Plan of Reorganization will not be counted. A Ballot accepting or rejecting the Plan of Reorganization may not be modified after the Voting Deadline.

(d) Indicate in Item 3 whether you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 3 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

(e) Review Item 4 carefully.

(f) Sign and date your Ballot. Your signature is required in order for your vote and elections to be counted. If the Existing 2013 Note(s) voted with this Ballot is/are held by a partnership, the Ballot should be executed in the name of the partnership by a general partner. If the Existing 2013 Note(s) is/are held by a corporation, the Ballot must be executed by an officer.

(g) If you believe that you have received the wrong Ballot, please immediately contact the Voting Agent, The Garden City Group, Inc., at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

(h) If you are completing this Ballot on behalf of another person or entity, indicate your relationship with that person or entity and the capacity in which you are signing.

(i) Provide your name and mailing address if (i) different from the printed address that appears on the Ballot or (ii) no pre-printed address appears on the Ballot.

(j) Communicate your instructions or return your Ballot to your Nominee using the enclosed return envelope.

Please Mail Your Ballot Promptly!

If you have any questions regarding this Ballot

or the voting or election procedures, please call the Voting Agent, The Garden City Group, Inc.,

promptly at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

(k) You may receive multiple mailings containing Ballots. You should vote each Ballot that you receive for all of the claims that you hold.

Item 1. Amount of Claim.

The undersigned certifies that as of the Voting Record Date, which is March 4, 2013, the undersigned was the holder (or authorized signatory) of Class 5A Unsecured Notes Claims in the following principal amount (do not include interest) against CEDC:

Amount of Unsecured Notes Claims
$

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Item 2. Vote On Plan of Reorganization.

Please note that each Beneficial Holder of Existing 2013 Notes must vote all of his, her, or its Existing 2013 Notes within a class in a consistent fashion, and may not split the vote with respect to the Plan of Reorganization.

THE VOTING OPTIONS ARE AS FOLLOWS (please check one):

☐ OPTION 1. Vote to ACCEPT the Plan of Reorganization.

☐ OPTION 2. Vote to REJECT the Plan of Reorganization.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

By providing instructions to their Nominees holding their Existing 2013 Notes Beneficial Holders of Existing 2013 Notes are directing that their Nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

Item 3. Optional Releases

Check this box if you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 3 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

The undersigned holder of Existing 2013 Notes in the amount set forth in Item 1 above hereby:

☐	Elects to Opt-Out of the releases provided for in Article IX.C of the Plan of Reorganization.

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Item 4. Certifications for Vote on Plan of Reorganization

By completing and submitting this Ballot, you acknowledge (1) that the solicitation of votes to accept or reject the Plan of Reorganization is subject to all the terms and conditions set forth in the Offering Memorandum and Disclosure Statement, (2) that you have received a copy of the Offering Memorandum and Disclosure Statement, (3) that the vote on the Plan of Reorganization is being made pursuant to the terms and conditions set forth therein, and (4) that if you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Name of Beneficial Holder:

Signature:

Print or Type Name:

Title (if appropriate):

Address:

Telephone Number:

Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH. THIS BALLOT SHALL NOT CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC OF THE NATURE, VALIDITY, OR AMOUNT OF ANY CLAIM.

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VOTING DEADLINE

The Voting Deadline for holders of Existing 2013 Notes is 11:59 P.M. (New York City Time) on

MARCH 22, 2013. The Ballots must be returned to your Nominee with sufficient time to permit the Master Ballots to be returned to the Voting Agent prior to the Voting Deadline.

The Voting Agent is:

The Garden City Group, Inc.

CEDC Case Administration

c/o GCG

P.O. Box 9968

Dublin, OH 43017-5968

(800) 878-1684 (toll-free North America)

(614) 763-6110 (direct-dial toll international)

ADDITIONAL INFORMATION

If you have any questions regarding the voting and exchange process you should contact The Garden City Group, Inc. at (800) 878-1684 or (614) 763-6110.

No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

MASTER BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

THIS MASTER BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF EXISTING 2013

NOTES THAT ARE HOLDERS OF CLASS 5A UNSECURED NOTES CLAIMS

CUSIP 153435AA0

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, which was amended on March 8, 2013, whereby:

•

CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

The Exchange Offers and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Master Ballot is annexed. As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Beneficial owner instructions with respect to the Class 5A Unsecured Notes Claims in connection with the Plan of Reorganization are to be relayed to you, as the bank, broker, or other dealer (the “Nominee”) holding the Existing 2013 Notes on their behalf. There are two different voting choices in connection with the Plan of Reorganization, which are outlined in greater detail below.

This master ballot (the “Master Ballot”) was designed to transmit the voting selections of your clients (i.e., the beneficial holders of the Existing 2013 Notes) to the Voting Agent (as defined below). By providing instructions to your firm, the beneficial holders of the Existing 2013 Notes (each, a “Beneficial Holder”) are requesting that you execute a Master Ballot on their behalf that reflects their instructions with respect to the Plan of Reorganization. Beneficial Holder instructions with respect to their Existing 2013 Notes have the same effect as if the Beneficial Holders had completed and returned a physical ballot to indicate their vote with respect to the Plan of Reorganization. You are required to return a Master Ballot reflecting the corresponding instructions for all Beneficial Holders that have provided instructions to you.

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt that is held against CEDC or CEDC FinCo, as applicable, a Beneficial Holder may have claims in multiple classes. The Offering Memorandum and Disclosure Statement sets forth a description of the Plan of Reorganization classes in the “Summary of the Plan of Reorganization.”

Please read and follow the attached instructions carefully. THE SOLICITATION TO VOTE TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION WILL EXPIRE FOR HOLDERS OF EXISTING 2013 NOTES AT 11:59 P.M. (NEW YORK CITY TIME) ON MARCH 22, 2013 (the “Voting Deadline”).

To correctly register your clients’ instructions, you must have submitted a Master Ballot with a report of all timely received Beneficial Holder instructions by the Voting Deadline in accordance with the directions provided below.

Modification of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting votes of certain of their creditors on the Plan of Reorganization, described in and annexed to the Offering Memorandum and Disclosure Statement. Please review the Offering Memorandum and Disclosure Statement, the Plan of Reorganization carefully before you return this Master Ballot. Unless otherwise defined, capitalized terms used herein have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement and the the Plan of Reorganization.

VOTING DEADLINE:

You must submit a Master Ballot reflecting your client’s vote to accept or reject the Plan of Reorganization so that it is ACTUALLY RECEIVED by The Garden City Group, Inc. (the “Voting Agent”) by March 22, 2013 at 11:59 p.m. (New York City Time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

Complete, sign, and date this Master Ballot and return it so that it is received by the Voting Agent in electronic format via electronic mail or via facsimile by the Voting Deadline. If this Master Ballot (and any attachments thereto) is not completed, signed, and timely received by the Voting Deadline, the votes transmitted hereby will not be counted and your client’s elections may be reversed.

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You must return your Master Ballot with attached beneficial holder instructions via one of the following methods so that it is received by the Voting Deadline:

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG, Inc. 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email:	By Facsimile:
CEDCoffering@gcginc.com	(614) 553-1327

HOW TO VOTE:

1. If you are transmitting the votes of any Beneficial Holders of Existing 2013 Notes, including yourself, you must:

(a) deliver the Offering Memorandum and Disclosure Statement and take any action required to enable each Beneficial Holder to (i) review the Offering Memorandum and Disclosure Statement and Ballot annexed thereto to determine how they wish to vote and (ii) return their instructions to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Voting Agent before the Voting Deadline.

(b) With regard to any Beneficial Holder voting to accept or reject the Plan of Reorganization, you must execute the Master Ballot so as to reflect the instructions given to you by the Beneficial Holders for whom you hold Existing 2013 Notes and forward the Master Ballots (and any necessary schedules) to the Voting Agent by the Voting Deadline.

2. To complete the Master Ballot properly, take the following steps:

(a) Provide appropriate information for each of the items on the Master Ballot. Vote as instructed by the Beneficial Holder with respect to Option 1 or Option 2. Do not record any vote for a Beneficial Holder that failed to provide a timely voting instruction. Please provide information for each individual Beneficial Holder for whom you are voting Existing 2013 Notes. You may attach the information required by Item 3 in the form of a report (preferably in Microsoft Excel format) containing the same information required below. Please indicate in Item 3 whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column.

(b) Read item 4 carefully.

(c) Sign and date your Master Ballot.

(d) Provide your name and mailing address.

(e) Deliver your Master Ballot (and any attachments thereto) to the Voting Agent before the applicable Voting Deadline.

PLEASE NOTE: No Ballot or Master Ballot constitutes or will be deemed to constitute (a) a proof of claim or equity interest or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim or equity interest.

Item 1. Certification of Authority To Vote. The undersigned certifies that the undersigned was a bank, broker, or other accountholder for the Beneficial Holders of the aggregate amount of Existing 2013 Notes listed in Item 3 below, and is the registered or record holder of the securities (whether through a securities depository or otherwise), and accordingly, has full power and authority to vote to accept or reject the Plan of Reorganization on behalf of the Beneficial Holders of the Existing 2013 Notes described in Item 3.

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Item 2. Voting Procedures.

BENEFICIAL HOLDERS HAVE TWO VOTING OPTIONS, AS FOLLOWS:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

If a Beneficial Holder votes to accept the Plan of Reorganization and does not indicate a preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization such Beneficial Holder will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the the Plans.

By providing instructions to their Nominees holding their Existing 2013 Notes are directing that their Nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

IN ORDER TO EFFECT YOUR CLIENTS’ INSTRUCTIONS, YOU MUST EXECUTE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT REFLECTING THE INSTRUCTIONS RECEIVED FROM ALL CLIENTS BY THE VOTING DEADLINE.

BENEFICIAL HOLDERS MAY ALSO INSTRUCT THEIR NOMINEE WITH RESPECT TO A THIRD OPTION, which is also the default option for those holders that do not provide any instructions:

OPTION 3. Take no action; NOT VOTE on the Plan of Reorganization.

DO NOT INCLUDE ANYTHING ON THE MASTER BALLOT WITH RESPECT TO BENEFICIAL HOLDERS THAT INSTRUCT YOU TO TAKE NO ACTION OR FAIL TO PROVIDE TIMELY INSTRUCTION.

PLEASE NOTE THAT BENEFICIAL HOLDERS THAT INSTRUCT THEIR NOMINEE TO TAKE NO ACTION ON THEIR BEHALF, OR FAIL TO PROVIDE TIMELY INSTRUCTIONS, MAY NEVERTHELESS BE BOUND BY THE TERMS OF THE PLAN OF REORGANIZATION IF THE PLAN IS CONSUMMATED.

Item 3. Votes Cast on the Plan of Reorganization. The undersigned transmits the following votes of Beneficial Holders in respect of their Existing 2013 Notes and certifies that the following Beneficial Holders of the Existing 2013 Notes, as identified by their respective customer account numbers set forth below, are Beneficial Holders of those securities as of March 4, 2013 (the “Voting Record Date”) and have delivered to the undersigned instructions casting such votes. Indicate, in the appropriate column the name or account number of the Beneficial Holder and the aggregate face amount voted for each account, or attach such information to this Master Ballot, in the form of the following tables. Please indicate whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column.

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Please note that you must vote all the Existing 2013 Notes owned by such Beneficial Holder. For purposes of tendering and tabulating the vote, each Beneficial Holder who votes should be deemed to have voted the full amount of Existing 2013 Notes owned by the Beneficial Holder according to your records. A Beneficial Holder may not split the vote and, accordingly, a Beneficial Holder that has provided instructions that partially accepts and partially rejects the Plan of Reorganization and/or partially takes no action may not be counted.

OPTION 1—Beneficial Holders that instructed you that they wish to take Option 1 (Vote ACCEPT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of Existing 2013 Notes	Election to Opt-Out of Releases
1.
2.
3.
4.
5.

OPTION 2—Beneficial Holders that instructed you that they wish to take Option 2 (Vote to REJECT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of Existing 2013 Notes	Election to Opt-Out of Releases
1.
2.
3.
4.
5.

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Item 4. By signing this Master Ballot, the undersigned certifies (i) that each Beneficial Holder of Existing 2013 Notes whose votes are being transmitted by this Master Ballot has received copies of the Offering Memorandum and Disclosure Statement (including the exhibits thereto), and (ii) that the undersigned has received instructions from each Beneficial Holder whose vote is transmitted by this Master Ballot in accordance with the option selected.

Name of Bank, Broker, or Other Nominee or Accountholder:

Participant Number:

Name of Voter:

Signature:

Print or Type Name:

Title (if appropriate):

Address:

Telephone Number:

Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH. NO BENEFICIAL HOLDER BALLOT OR MASTER BALLOT SHALL CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC) OF THE NATURE, VALIDITY, OR AMOUNT OF ANY CLAIM. THIS MASTER BALLOT IS NOT A LETTER OF TRANSMITTAL AND MAY NOT BE USED FOR ANY OTHER PURPOSE THAN TO CAST VOTES TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION.

VOTING DEADLINE

The deadline for you to submit a vote to accept or reject the Plan of Reorganization in accordance with your clients’ instructions is March 22, 2013 at 11:59 P.M. (New York City Time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

ADDITIONAL INFORMATION

If you have any questions regarding the Master Ballot or the voting procedures, please call the Voting Agent, The Garden City Group, Inc. at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

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No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION ET AL.

THIS BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF 9.125% EXISTING 2016

NOTES THAT ARE HOLDERS OF CLASS 2A, CLASS 2B AND CLASS 2C

EXISTING 2016 NOTES CLAIMS

CUSIP 15080BAA4

CUSIP U1259BAA6

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, as amended on March 8, 2013, whereby:

•

CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

This ballot (the “Ballot”) is being sent to all beneficial holders (the “Beneficial Holders”) of 9.125% Existing 2016 Notes for their use in voting to accept or reject the Plan of Reorganization by providing the appropriate instruction to their broker, dealer, commercial bank, trust company or other nominee (each, a “Nominee”). A separate letter of transmittal (the “Letter of Transmittal”) is being sent to Beneficial Holders of 9.125% Existing 2016 Notes for their use in participating in the Exchange Offers and/or the Consent Solicitation. The Exchange Offers, the Consent Solicitation, and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Ballot is annexed. A Beneficial Holder who wishes to tender into the Exchange Offers and/or deliver its consent pursuant to the Consent Solicitation should refer to the Letter of Transmittal and the Offering Memorandum and Disclosure Statement for instructions on how to tender notes and consent to the amendments to the Existing 2016 Notes Indenture.

As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Your options with respect to the vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. Take no action; NOT VOTE on the Plan of Reorganization.

Beneficial Holders that instruct their Nominee to take no action, or fail to provide timely instructions, may nevertheless be bound by the terms of the Plan of Reorganization and have the relevant treatment applied to their Existing 2016 Notes if the Plan of Reorganization is consummated.

If you have any questions regarding the voting and exchange process, you should contact The Garden City Group, Inc. (the “Voting Agent”) at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt you hold against CEDC and/or CEDC FinCo, as applicable, you may hold claims in multiple classes.

Please note that the treatment of your claims under the Plan of Reorganization may be different from the treatment provided under the Exchange Offers.

Please note that in order to receive a distribution under the Plan of Reorganization you must be a holder of Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims as of the Distribution Record Date, which is the date that the order confirming the Plan of Reorganization is entered by the Bankruptcy Court.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization, you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Further, if you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization, notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, you will be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Existing 2016 Notes. Unless otherwise defined, capitalized terms used in this paragraph have the meanings ascribed to them in the Plan of Reorganization.

To cast your vote, you must direct your Nominee to execute a Master Ballot on your behalf that reflects your instructions with respect to the Plan of Reorganization (including your election with respect to the Cash Option and the New Notes Option and your exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization). You may direct your Nominee to execute a Master Ballot on your behalf by (i) returning this Ballot to your Nominee, or (ii) if it is your custom to communicate with your Nominee by other means, such as phone, e-mail, internet, or fax, then by providing instructions to your Nominee by those means. It is your responsibility to communicate with your Nominee with sufficient time for your Nominee to submit a Master Ballot on your behalf before the Voting Deadline.

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Please read and follow these instructions carefully. All Master Ballots must be ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. (New York City Time) (the “Voting Deadline” or “Expiration Time”). Should you wish to participate in the Consent Solicitation, pursuant to which you may be entitled to receive a Consent Fee, the Master Ballot reflecting your vote must be ACTUALLY RECEIVED by the Voting Agent by March 14, 2013 at 5:00 P.M. (New York City Time) (the “Consent Fee Deadline”).

Beneficial Holders that wish to deliver their consents to the Consent Solicitation must also vote to accept or reject the Plan of Reorganization. Beneficial Holders that vote to accept the Plan of Reorganization MUST DELIVER their consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal. Therefore, if you intend to vote to accept the Plan of Reorganization you should also carefully review the description of the Consent Solicitation in the Offering Memorandum and Disclosure Statement. Beneficial Holders that vote to reject the Plan of Reorganization who wish to deliver their consent to the Consent Solicitation may do so through the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal.

Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of 9.125% Existing 2016 Notes voting to accept the Plan of Reorganization prior to the Consent Fee Deadline may not withdraw such vote(s) after the earlier of (a) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes Indenture that CEDC FinCo has received the required Consents necessary to execute the Supplemental Indenture to give effect to the Covenant Amendments and the Bankruptcy Waiver Amendments (each as defined in the Offering Memorandum and Disclosure Statement), and (b) 5:00 PM, New York City time, on March 14, 2013 (the “Consent Time”).

Modifications of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) prior to the Consent Fee Deadline will not be permitted to modify votes to accept the Plan of Reorganization after the Consent Time. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) after the Consent Fee Deadline or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

INSTRUCTIONS

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting the votes of certain of their creditors on the proposed Plan of Reorganization described in the Offering Memorandum and Disclosure Statement accompanying this Ballot. Please review the Offering Memorandum and Disclosure Statement carefully before you return this Ballot. Unless otherwise defined, capitalized terms used in this Ballot have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement or the Plan of Reorganization.

This Ballot does not constitute and will not be deemed to constitute (a) a proof of claim or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim.

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You may not split your vote. You must vote the entire claim that you hold to accept or to reject the Plan of Reorganization. You will be deemed to have voted the full amount of your claim in your vote. You must vote all your claims within a single class to either accept or reject the Plan of Reorganization. Please consult the “Summary of the Plan of Reorganization” in the Offering Memorandum and Disclosure Statement for a description of the Plan of Reorganization classes.

To ensure your vote on the Plan of Reorganization is counted, you must either (a) complete, sign, and return this Ballot to your Nominee (i) at the address set forth on the enclosed pre-addressed envelope or (ii) by hand delivery or overnight courier address, or (b) otherwise communicate your instructions to your Nominee. The method of delivery of this Ballot and all other required documents is at the option and sole risk of the Beneficial Holder, and the delivery will be deemed made only when actually received by the Nominee. If delivery is by mail, registered mail with return receipt requested, properly insured or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

This Ballot should be sent only to the Nominee and not to CEDC, CEDC FinCo or any affiliate of CEDC. Unsigned Ballots will not be counted. However, if it is your custom to communicate with your Nominee by other means, such as phone, e-mail, internet, or fax, then you do not need to fill out this Ballot. All Master Ballots prepared by Nominees must be RECEIVED by the Voting Agent by the Consent Fee Deadline or the Voting Deadline, as applicable. Accordingly, you must return your instructions to your Nominee in sufficient time to enable your Nominee to complete the Master Ballot and deliver it to the Voting Agent by the Consent Fee Deadline or the Voting Deadline, as applicable.

If a Ballot or Master Ballot is received after the Voting Deadline it may not be counted as a vote to accept or reject the Plan of Reorganization. Except as otherwise provided herein, the delivery of a Ballot will be deemed made only when the executed Master Ballot is actually received by the Voting Agent. In all cases, sufficient time should be allowed to assure timely delivery. No Ballot or Master Ballot should be sent to CEDC, any indenture trustee, transfer agent, or financial or legal advisor of CEDC.

To complete the Ballot properly, take the following steps:

(a) Complete Item 1.

(b) Complete Item 2. Cast your vote with respect to the Plan of Reorganization.

Your options with respect to the vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. Take no action; NOT VOTE on the Plan of Reorganization.

(c) Ballots that are signed and returned, but do not expressly indicate a vote to accept or reject the Plan of Reorganization will not be counted. A Ballot accepting the Plan of Reorganization prior to the Consent Fee Deadline may not be modified after the Consent Time. A Ballot accepting the Plan of Reorganization after the Consent Fee Deadline or a Ballot rejecting the Plan of Reorganization may not be modified after the Voting Deadline.

(d) Indicate in Item 3 your election with respect to the Cash Option or the New Notes Option. The Cash Option is being conducted as a reverse “Dutch Auction” procedure. Each Beneficial Holder of 9.125% Existing 2016 Notes electing to receive the Cash Option Consideration in the Cash Option, the proceeds of which will be funded by the RTL Investment of $172 million (the “Cash Option Pool”), must select the minimum Cash Option Consideration (the “Bid Price”) that such Beneficial Holder of 9.125% Existing 2016 Notes would be willing to receive per $1,000 principal amount of 9.125% Existing 2016 Notes.

Each Beneficial Holder of 9.125% Existing 2016 Notes electing to receive the Cash Option must select a Bid Price between $600 (“Dollar Base Price”) and $850 per $1,000 principal amount of 9.125% Existing

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2016 Notes. The Bid Price must be in increments of $10. Bids for Existing 2016 Notes outside of the specified ranges will not be accepted and will not be used for purposes of calculating the Cash Option Consideration. If any Bid Price is not submitted in a whole increment of $10, such Bid Price will be rounded down to the nearest $10. Each Beneficial Holder of 9.125% Existing 2016 Notes electing the Cash Option is required to specify a Bid Price; however, Beneficial Holders of 9.125% Existing 2016 Notes that fail to specify a Bid Price will be deemed to have specified the Dollar Base Price as their Bid Price.

As an alternative to the Cash Option, each Beneficial Holder of 9.125% Existing 2016 Notes may instead elect (or be deemed to have elected pursuant to the Plan of Reorganization) to exchange its 9.125% Existing 2016 Notes (the “New Notes Option”) for its pro rata share of (a) an aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes, (b) $200 million principal amount of the New Convertible Secured Notes, and (c) to the extent the Cash Option Pool is not fully utilized, any such remaining cash (collectively, the “New Notes Consideration” and, together with the Cash Option Consideration, the “Existing 2016 Notes Consideration”). The Cash Option and the New Notes Option are described in greater detail in the Offering Memorandum and Disclosure Statement.

(e) Indicate in Item 4 whether you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 4 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

(f) Review Item 5 carefully.

(g) Sign and date your Ballot. Your signature is required in order for your vote and elections to be counted. If the 9.125% Existing 2016 Note(s) voted with this Ballot is/are held by a partnership, the Ballot should be executed in the name of the partnership by a general partner. If the 9.125% Existing 2016 Note(s) is/are held by a corporation, the Ballot must be executed by an officer.

(h) If you believe that you have received the wrong Ballot, please immediately contact the Voting Agent, The Garden City Group, Inc., at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

(i) If you are completing this Ballot on behalf of another person or entity, indicate your relationship with that person or entity and the capacity in which you are signing.

(j) Provide your name and mailing address if different from the printed address that appears on the Ballot or (ii) no pre-printed address appears on the Ballot.

(k) Communicate your instructions or return your Ballot to your Nominee using the enclosed return envelope.

Please Mail Your Ballot Promptly!

If you have any questions regarding this Ballot or the voting or election procedures, please call the Voting Agent, The Garden City Group, Inc., promptly at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

You may receive multiple mailings containing Ballots. You should vote each Ballot that you receive for all of the claims that you hold.

Item 1. Amount of Claim.

The undersigned certifies that as of the Voting Record Date, which is March 4, 2013, the undersigned was the holder (or authorized signatory) of Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims as defined in

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the Plan of Reorganization in the following principal amount (do not include interest) against CEDC, CEDC FinCo and CEDC FinCo LLC:

Amount of Existing 2016 Notes Claims
$

Item 2. Vote On Plan of Reorganization.

Please note that each Beneficial Holder of 9.125% Existing 2016 Notes must vote all of his, her, or its 9.125% Existing 2016 Notes within a class in a consistent fashion, and may not split the vote with respect to the Plan of Reorganization.

THE VOTING OPTIONS ARE AS FOLLOWS (please check one):

☐ OPTION 1. Vote to ACCEPT the Plan of Reorganization.

☐ OPTION 2. Vote to REJECT the Plan of Reorganization.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Moreover, if you vote to accept the Plan of Reorganization you must deliver your consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal.

By providing instructions to your Nominees holding your 9.125% Existing 2016 Notes you are directing that your Nominee execute a Master Ballot on your behalf that reflects your instructions with respect to the Plan of Reorganization (including your election with respect to the Cash Option and the New Notes Option and your exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

Item 3. Election of Cash Option or New Notes Option

The holder of the Existing 2016 Notes Claims set forth in Item 1 votes to elect (check one):

☐ CASH OPTION:                     $                     principal amount.

☐ NEW NOTES OPTION:        $                     principal amount.

The holder of Existing 2016 Notes Claims set forth in Item 1 electing the Cash Option offers the following price between $600 and $850 per $1,000 principal amount of Existing 9.125% Notes:

$                                                      (must be in an increment of $10)

Item 4. Optional Releases

Check this box if you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 4 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

The undersigned holder of 9.125% Existing 2016 Notes in the amount set forth in Item 1 above hereby:

☐    Elects to Opt-Out of the releases provided for in Article IX.C of the Plan of Reorganization.

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Item 5. Certifications for Vote on Plan of Reorganization

By completing and submitting this Ballot, you acknowledge (1) that the solicitation of votes to accept or reject the Plan of Reorganization is subject to all the terms and conditions set forth in the Offering Memorandum and Disclosure Statement, (2) that you have received a copy of the Offering Memorandum and Disclosure Statement, (3) that the vote on the Plan of Reorganization is being made pursuant to the terms and conditions set forth therein, and (4) that if you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Name of Beneficial Holder:

Signature:

Print or Type Name:

Title (if appropriate):

Address:

Telephone Number:

Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH. THIS BALLOT SHALL NOT CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC) OF THE NATURE, VALIDITY, OR AMOUNT OF ANY CLAIM.

DEADLINES

The deadline for Nominees to submit a Master Ballot on behalf of their beneficial holders of Existing 2016 Notes who are voting on the Plan of Reorganization and wish to receive a Consent Fee is 5:00 P.M. (New York City time) on MARCH 14, 2013 (the “Consent Fee Deadline”). The deadline for Nominees to submit a Master Ballot on behalf of their beneficial holders of Existing 2016 Notes who are voting on the Plan of Reorganization and do not wish to receive a Consent Fee is 11:59 P.M. (New York City Time) on MARCH 22, 2013 (the “Voting Deadline”). The Ballot must be returned to your Nominee with sufficient time to permit the Master Ballot to be returned to the Voting Agent prior to the Consent Fee Deadline or the Voting Deadline, as applicable.

The Voting Agent is:

The Garden City Group, Inc.

CEDC Case Administration

c/o GCG

P.O. Box 9968

Dublin, OH 43017-5968

(800) 878-1684 (toll-free North America)

(614) 763-6110 (direct-dial toll international)

ADDITIONAL INFORMATION

If you have any questions regarding the voting and exchange process you should contact The Garden City Group, Inc.

No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

MASTER BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

THIS MASTER BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF

9.125% EXISTING 2016 NOTES THAT ARE HOLDERS OF CLASS 2A, CLASS 2B AND CLASS 2C EXISTING 2016 NOTES CLAIMS

CUSIP 15080BAA4 CUSIP U1259BAA6

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, as amended on March 8, 2013, whereby:

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CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

The Exchange Offers, the Consent Solicitation, and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Master Ballot is annexed. As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Beneficial owner instructions with respect to the Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims in connection with the Plan of Reorganization are to be relayed to you, as the bank, broker, or other dealer (the “Nominee”) holding the 9.125% Existing 2016 Notes on their behalf. There are two different voting choices in connection with the Plan of Reorganization, which are outlined in greater detail below.

This master ballot (the “Master Ballot”) was designed to transmit the voting selections of your clients (i.e., the beneficial holders of the 9.125% Existing 2016 Notes) to the Voting Agent (as defined below). By providing instructions to your firm, the beneficial holders of the 9.125% Existing 2016 Notes (each, a “Beneficial Holder”) are requesting that you execute a Master Ballot on their behalf that reflects their instructions with respect to the Plan of Reorganization. Beneficial Holder instructions with respect to their 9.125% Existing 2016 Notes have the same effect as if the Beneficial Holders had completed and returned a physical ballot to indicate their vote with respect to the Plan of Reorganization. You are required to return a Master Ballot reflecting the corresponding instructions for all Beneficial Holders that have provided instructions to you.

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt that is held against CEDC or CEDC FinCo, as applicable, a Beneficial Holder may have claims in multiple classes. The Offering Memorandum and Disclosure Statement sets forth a description of the Plan of Reorganization classes in the “Summary of the Plan of Reorganization”.

Please note that by providing instructions to their Nominees, Beneficial Holders are directing that their Nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s election with respect to the Cash Option and the New Notes Option and such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

Please read and follow the attached instructions carefully. THE EXCHANGE OFFERS AND THE SOLICITATION TO VOTE TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION FOR HOLDERS OF EXISTING 2016 NOTES WILL EXPIRE AT MARCH 22, 2013 AT 11:59 P.M. NEW YORK CITY TIME (the “Expiration Time” or the “Voting Deadline”). Beneficial Holders who wish to receive the Consent Fee (as defined in the Offering Memorandum and Disclosure Statement) must deliver their consents to the Consent Solicitation at or prior to March 14, 2013 at 5:00 P.M. New York City time (the “Consent Fee Deadline”).

Beneficial Holders that wish to deliver their consents to the Consent Solicitation must also vote to accept or reject the Plan of Reorganization. Beneficial Holders that vote to accept the Plan of Reorganization MUST DELIVER their consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal. Therefore, Beneficial Holders that intend to vote to accept the Plan of Reorganization should also carefully review the description of the Consent Solicitation in the Offering Memorandum and Disclosure Statement. Beneficial Holders that vote to reject the Plan of Reorganization who wish to deliver their consent to the Consent Solicitation may do so through the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal.

Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of 9.125% Existing 2016 Notes voting to accept the Plan of Reorganization prior to the Consent Fee Deadline may not withdraw such vote(s) after the earlier of (a) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes Indenture that CEDC FinCo has received the required Consents necessary to execute the Supplemental Indenture to give effect to the Covenant Amendments and the Bankruptcy Waiver Amendments (each as defined in the Offering Memorandum and Disclosure Statement), and (b) 5:00 PM, New York City time, on March 14, 2013 (the “Consent Time”).

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To correctly register your clients’ instructions, you must submit a Master Ballot with a report of all timely received Beneficial Holder instructions by the Voting Deadline in accordance with the directions provided below.

Modifications of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) prior to the Consent Fee Deadline will not be permitted to modify votes to accept the Plan of Reorganization after the Consent Time. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) after the Consent Fee Deadline or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting the consents and votes, as applicable, of certain of their creditors on the Plan of Reorganization, described in and annexed to the Offering Memorandum and Disclosure Statement. Please review the Offering Memorandum and Disclosure Statement, the Plan of Reorganization carefully before you return this Master Ballot. Unless otherwise defined, capitalized terms used herein have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement and the Plan of Reorganization.

DEADLINES:

1.	Consent Fee Deadline. On behalf of the holders of Existing 2016 Notes, who are voting on the Plan of Reorganization and wish to receive the Consent Fee, you must submit a Master Ballot reflecting your client’s instructions to accept or reject the Plan of Reorganization so that it is ACTUALLY RECEIVED by the Voting Agent by March 14, 2013 at 5:00 P.M. (New York City time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

2.	Voting Deadline and Expiration Time. On behalf of the holders of Existing 2016 Notes, who do not wish to receive the Consent Fee but are voting on the Plan of Reorganization, you must submit a Master Ballot reflecting your client’s instructions to accept or reject the Plan of Reorganization so that it is ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. (New York City time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

Beneficial Holders that vote to accept the Plan of Reorganization MUST DELIVER their consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement and the Letter of Transmittal.

Complete, sign, and date this Master Ballot and return it so that it is received by the Voting Agent in electronic format via electronic mail or via facsimile by the Consent Fee Deadline or the Voting Deadline, as applicable. If this Master Ballot (and any attachments thereto) is not completed, signed, and timely received by the Consent Fee Deadline or the Voting Deadline, as applicable, the votes transmitted hereby will not be counted and your client’s elections may be reversed.

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You must return your Master Ballot with attached beneficial holder instructions via one of the following methods so that it is received by the Consent Fee Deadline or the Voting Deadline, as applicable:

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG, Inc. 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

HOW TO VOTE:

1. If you are transmitting the votes of any Beneficial Holders of 9.125% Existing 2016 Notes, including yourself, you must:

(a) deliver the Offering Memorandum and Disclosure Statement and take any action required to enable each Beneficial Holder to (i) review the Offering Memorandum and Disclosure Statement and Ballot annexed thereto to determine how they wish to vote and (ii) return their instructions to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Voting Agent before the Consent Fee Deadline or the Voting Deadline, as applicable.

(b) execute the Master Ballot so as to reflect the instructions given to you by the Beneficial Holders for whom you hold 9.125% Existing 2016 Notes, and forward the Master Ballots (and any necessary schedules) to the Voting Agent by the Consent Fee Deadline or the Voting Deadline, as applicable.

2. To complete the Master Ballot properly, take the following steps:

(a) Provide appropriate information for each of the items on the Master Ballot. Vote as instructed by the Beneficial Holder with respect to Option 1 or Option 2. Do not record any vote for a Beneficial Holder that instructed you to take Option 3, or who failed to provide a timely voting instruction. Please provide information for each individual Beneficial Holder for whom you are voting 9.125% Existing 2016 Notes. You may attach the information required by Item 3 in the form of a report (preferably in Microsoft Excel format) containing the same information required below. Please indicate in Item 3 whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column. Please indicate in Item 3 each Beneficial Holder’s election with respect to the Cash Option and the New Notes Option.

(b) Read item 4 carefully.

(c) Sign and date your Master Ballot.

(d) Provide your name and mailing address.

(e) Deliver your Master Ballot (and any attachments thereto) to the Voting Agent before the Consent Fee Deadline or the Voting Deadline, as applicable.

PLEASE NOTE: No Ballot or Master Ballot constitutes or will be deemed to constitute (a) a proof of claim or equity interest or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim or equity interest.

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Item 1. Certification of Authority To Vote. The undersigned certifies that the undersigned was a bank, broker, or other accountholder for the Beneficial Holders of the aggregate amount of 9.125% Existing 2016 Notes listed in Item 3 below, and is the registered or record holder of the securities (whether through a securities depository or otherwise), and accordingly, has full power and authority to vote to accept or reject the Plan of Reorganization on behalf of the Beneficial Holders of the 9.125% Existing 2016 Notes described in Item 3.

Item 2. Voting Procedures.

BENEFICIAL HOLDERS HAVE TWO VOTING OPTIONS, AS FOLLOWS:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

If a Beneficial Holder votes to accept the Plan of Reorganization and does not indicate a preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization such Beneficial Holder will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Further, if a Beneficial Holder votes to accept the Plan of Reorganization and does not indicate a preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization, notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, such Beneficial Holder will be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Existing 2016 Notes. Unless otherwise defined, capitalized terms used in this paragraph have the meanings ascribed to them in the Plan of Reorganization.

By providing instructions to their Nominees holding their 9.125% Existing 2016 Notes Beneficial Holders of 9.125% Existing 2016 Notes are directing that their Nominee execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s election with respect to the Cash Option and the New Notes Option and such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

IN ORDER TO EFFECT YOUR CLIENTS’ INSTRUCTIONS, YOU MUST EXECUTE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT REFLECTING THE INSTRUCTIONS RECEIVED FROM ALL CLIENTS BY THE CONSENT FEE DEADLINE OR THE APPLICABLE MASTER BALLOT DEADLINE, AS APPLICABLE.

BENEFICIAL HOLDERS MAY ALSO INSTRUCT THEIR NOMINEE WITH RESPECT TO A THIRD OPTION, which is also the default option for those holders that do not provide any instructions:

OPTION 3. Take no action; NOT VOTE on the Plan of Reorganization.

DO NOT INCLUDE ANYTHING ON THE MASTER BALLOT WITH RESPECT TO BENEFICIAL HOLDERS THAT INSTRUCT YOU TO TAKE NO ACTION OR FAIL TO PROVIDE TIMELY INSTRUCTION.

PLEASE NOTE THAT BENEFICIAL HOLDERS THAT INSTRUCT THEIR NOMINEE TO TAKE NO ACTION ON THEIR BEHALF, OR FAIL TO PROVIDE TIMELY INSTRUCTIONS, MAY NEVERTHELESS BE BOUND BY THE TERMS OF THE PLAN OF REORGANIZATION IF THE PLAN IS CONSUMMATED.

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Item 3. Votes Cast on the Plan of Reorganization. The undersigned transmits the following votes of Beneficial Holders in respect of their 9.125% Existing 2016 Notes and certifies that the following Beneficial Holders of the 9.125% Existing 2016 Notes, as identified by their respective customer account numbers set forth below, are Beneficial Holders of those securities as of March 4, 2013 (the “Voting Record Date”) and have delivered to the undersigned instructions casting such votes. Indicate, in the appropriate column the name or account number of the Beneficial Holder, the aggregate face amount voted for each account, or attach such information to this Master Ballot, in the form of the following tables. Please indicate whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column.

Cash Option and New Notes Option: Please indicate the principal amount of each Beneficial Holder’s election with respect to either the Cash Option or the New Notes Option. If a Beneficial Holder has elected the Cash Option, please indicate the Bid Price being offered by such Beneficial Holder.

Please note that you must vote all the 9.125% Existing 2016 Notes owned by such Beneficial Holder. For purposes of tendering and tabulating the vote, each Beneficial Holder who votes should be deemed to have voted the full amount of 9.125% Existing 2016 Notes owned by the Beneficial Holder according to your records. A Beneficial Holder may not split the vote and, accordingly, a Beneficial Holder that has provided instructions that partially accepts and partially rejects the Plan of Reorganization and/or partially takes no action may not be counted.

OPTION 1—Beneficial Holders that instructed you that they wish to take Option 1 (Vote ACCEPT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of 9.125% Existing 2016 Notes	Election to Opt-Out of Releases	Principal Amount of Cash Option Election	Offer Price for Cash Option	Principal Amount of New Notes Option
1.
2.
3.
4.
5.

OPTION 2—Beneficial Holders that instructed you that they wish to take Option 2 (Vote to REJECT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of 9.125% Existing 2016 Notes	Election to Opt- Out of Releases	Principal Amount of Cash Option Election	Offer Price for Cash Option	Principal Amount of New Notes Option
1.
2.
3.
4.

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Item 4. By signing this Master Ballot, the undersigned certifies (i) that each Beneficial Holder whose votes are being transmitted by this Master Ballot has received copies of the Offering Memorandum and Disclosure Statement (including the exhibits thereto), and (ii) that the undersigned has received instructions from each Beneficial Holder whose vote is transmitted by this Master Ballot in accordance with the option selected.

Name of Bank, Broker, or Other Nominee or Accountholder:

Participant Number:
Name of Voter:
Signature:
Print or Type Name:
Title (if appropriate):
Address:
Telephone Number:
Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR
ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING
AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY
STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF
REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS
ENCLOSED HEREWITH. NO BENEFICIAL HOLDER BALLOT OR MASTER BALLOT SHALL
CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION
BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC) OF THE NATURE, VALIDITY, OR AMOUNT OF
ANY CLAIM. THIS MASTER BALLOT IS NOT A LETTER OF TRANSMITTAL AND MAY NOT BE
USED FOR ANY OTHER PURPOSE THAN TO CAST VOTES TO ACCEPT OR REJECT THE PLAN OF
REORGANIZATION.

DEADLINES

Consent Fee Deadline. You must submit a Master Ballot on behalf of the holders of Existing 2016 Notes, who are voting on the Plan of Reorganization and wish to receive the Consent Fee, so that it is ACTUALLY RECEIVED by the Voting Agent by March 14, 2013 at 5:00 P.M. (New York City time).

Voting Deadline and Expiration Time. You must submit a Master Ballot on behalf of the holders of Existing 2016 Notes, who are voting on the Plan of Reorganization and do not wish to receive the Consent Fee, so that it is ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. (New York City time).

ADDITIONAL INFORMATION

If you have any questions regarding the Master Ballot or the voting procedures, please call the Voting Agent, The Garden City Group, Inc. at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

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No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

THIS BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF 8.875% EXISTING 2016 NOTES THAT ARE HOLDERS OF CLASS 2A, CLASS 2B AND CLASS 2C SENIOR SECURED NOTES CLAIMS

ISIN XS0468883672 ISIN XS0468884217

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, which was amended on March 8, 2013, whereby:

•

CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

This ballot (the “Ballot”) is being sent to all beneficial holders (the “Beneficial Holders”) of 8.875% Existing 2016 Notes for their use in voting to accept or reject the Plan of Reorganization by providing the appropriate instruction to their broker, dealer, commercial bank, trust company or other nominee (each, a “Nominee”). A separate letter of transmittal (the “Letter of Transmittal”) is being sent to Beneficial Holders of 8.875% Existing 2016 Notes for their use in participating in the Exchange Offers and/or the Consent Solicitation. The Exchange Offers, the Consent Solicitation, and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Ballot is annexed. A Beneficial Holder who wishes to tender into the Exchange Offers and/or deliver its consent pursuant to the Consent Solicitation should refer to the Letter of Transmittal and the Offering Memorandum and Disclosure Statement for instructions on how to tender notes and consent to the amendments to the Existing 2016 Notes Indenture.

As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of

Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Your options with respect to the vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. NOT VOTE on the Plan of Reorganization.

Beneficial Holders that instruct their Nominee to take no action, or fail to provide timely instructions, may nevertheless be bound by the terms of the Plan of Reorganization and have the relevant treatment applied to their 8.875% Existing 2016 Notes if the Plan of Reorganization is consummated.

If you have any questions regarding the voting and exchange process, you should contact The Garden City Group, Inc. (the “Voting Agent”) at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt you hold against CEDC and/or CEDC FinCo, as applicable, you may hold claims in multiple classes.

Please note that the treatment of your claims under the Plan of Reorganization may be different from the treatment provided under the Exchange Offers.

Please note that in order to receive a distribution under the Plan of Reorganization you must be a holder of Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims as of the Distribution Record Date, which is the date that the order confirming the Plan of Reorganization is entered by the Bankruptcy Court.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Further, if you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization, notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, you will be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Senior Secured Notes. Unless otherwise defined, capitalized terms used in this paragraph have the meanings ascribed to them in the Plan of Reorganization.

To cast your vote, you must direct your Nominee to execute a Master Ballot on your behalf that reflects your instructions with respect to the Plan of Reorganization (including your election with respect to the Cash Option and the New Notes Option and your exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization) or transmit instructions to Euroclear or Clearstream to report the result of your Ballot to the Exchange Agent and/or Voting Agent. You may use telephone, e-mail, fax, internet, or other customary means of communication to direct your Nominee to execute a Master Ballot or transmit the results to Euroclear or Clearstream.

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Please read and follow these instructions carefully. THE EXCHANGE OFFERS AND THE SOLICITATION TO VOTE TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION FOR HOLDERS OF EXISTING 2016 NOTES WILL EXPIRE AT MARCH 22, 2013 AT 11:59 P.M. NEW YORK CITY TIME (the “Expiration Time” or the “Voting Deadline”). All Master Ballots or transmissions from Euroclear or Clearstream must be ACTUALLY RECEIVED by the Exchange Agent and/or Voting Agent by March 22, 2013 at 11:59 P.M. (New York City Time). Should you wish to participate in the Consent Solicitation, pursuant to which you may be entitled to receive a Consent Fee, the Master Ballot reflecting your vote or transmission from Euroclear or Clearstream incorporating your vote must be ACTUALLY RECEIVED by the Exchange Agent and/or Voting Agent by March 14, 2013 at 5:00 P.M. (New York City Time) (the “Consent Fee Deadline”).

Beneficial Holders that wish to deliver their consents to the Consent Solicitation must also vote to accept or reject the Plan of Reorganization. Beneficial Holders that vote to accept the Plan of Reorganization MUST DELIVER their consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement. Therefore, if you intend to vote to accept the Plan of Reorganization you should also carefully review the description of the Consent Solicitation in the Offering Memorandum and Disclosure Statement. Beneficial Holders that vote to reject the Plan of Reorganization who wish to deliver their consent to the Consent Solicitation may do so through the instructions provided in the Offering Memorandum and Disclosure Statement.

Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of 8.875% Existing 2016 Notes voting to accept the Plan of Reorganization prior to the Consent Fee Deadline may not withdraw such vote(s) after the earlier of (a) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes Indenture that CEDC FinCo has received the required Consents necessary to execute the Supplemental Indenture to give effect to the Covenant Amendments and the Bankruptcy Waiver Amendments (each as defined in the Offering Memorandum and Disclosure Statement), and (b) 5:00 PM, New York City time, on March 14, 2013 (the “Consent Time”).

Modifications of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) prior to the Consent Fee Deadline will not be permitted to modify votes to accept the Plan of Reorganization after the Consent Time. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) after the Consent Fee Deadline or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

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INSTRUCTIONS

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting the consents and votes, as applicable, of certain of their creditors on the proposed Plan of Reorganization described in the Offering Memorandum and Disclosure Statement accompanying this Ballot. Please review the Offering Memorandum and Disclosure Statement carefully before you return this Ballot. Unless otherwise defined, capitalized terms used in this Ballot have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement or Plan of Reorganization.

This Ballot does not constitute and will not be deemed to constitute (a) a proof of claim or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim.

You may not split your vote. You must vote the entire claim that you hold to accept or to reject the Plan of Reorganization. You will be deemed to have voted the full amount of your claim in your vote. You must vote all your claims within a single class to either accept or reject the Plan of Reorganization. Please consult the “Summary of the Plan of Reorganization” in the Offering Memorandum and Disclosure Statement for a description of the Plan of Reorganization classes.

To ensure your vote on the Plan of Reorganization is counted, you must either (a) complete, sign, and return this Ballot to your Nominee (i) at the address set forth on the enclosed pre-addressed envelope or (ii) by hand delivery or overnight courier address, or (b) otherwise communicate your instructions to your Nominee. The method of delivery of this Ballot and all other required documents is at the option and sole risk of the Beneficial Holder, and the delivery will be deemed made only when actually received by the Nominee. If delivery is by mail, registered mail with return receipt requested, properly insured or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

This Ballot should be sent only to the Nominee and not to CEDC, CEDC FinCo or any affiliate of CEDC. Unsigned Ballots will not be counted. However, if it is your custom to communicate with your Nominee by other means, such as phone, e-mail, internet, or fax, then you do not need to fill out this Ballot. All Master Ballots prepared by Nominees must be RECEIVED by the Voting Agent by the Consent Fee Deadline or the Voting Deadline, as applicable. Accordingly, you must return your instructions to your Nominee in sufficient time to enable your Nominee to complete the Master Ballot and deliver it to the Voting Agent by the Consent Fee Deadline or the Voting Deadline, as applicable.

If a Ballot or Master Ballot is received after the Voting Deadline it may not be counted as a vote to accept or reject the Plan of Reorganization. Except as otherwise provided herein, the delivery of a Ballot will be deemed made only when the executed Master Ballot is actually received by the Voting Agent. In all cases, sufficient time should be allowed to assure timely delivery. No Ballot or Master Ballot should be sent to CEDC, any indenture trustee, transfer agent, or financial or legal advisor of CEDC.

To complete the Ballot properly, take the following steps (NOTE THAT IF YOU ARE PROVIDING INSTRUCTIONS TO YOUR NOMINEE IN ACCORDANCE WITH YOUR CUSTOMARY PRACTICE RATHER THAN COMPLETING THIS BALLOT, PROVIDE YOUR NOMINEE WITH INSTRUCTIONS CONSISTENT WITH THE STEPS SET FORTH BELOW.):

(a) Complete Item 1.

(b) Complete Item 2. Cast your vote with respect to the Plan of Reorganization.

Your options with respect to the vote to accept or reject the Plan of Reorganization are as follows:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

OPTION 3. NOT VOTE on the Plan of Reorganization.

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(c) Ballots that are signed and returned, but do not expressly indicate a vote to accept or reject the Plan of Reorganization will not be counted. A Ballot accepting the Plan of Reorganization prior to the Consent Fee Deadline may not be modified after the Consent Time. A Ballot accepting the Plan of Reorganization after the Consent Fee Deadline or a Ballot rejecting the Plan of Reorganization may not be modified after the Voting Deadline.

(d) Indicate in Item 3 your election with respect to the Cash Option or the New Notes Option. The Cash Option is being conducted as a reverse “Dutch Auction” procedure. Each Beneficial Holder of 8.875% Existing 2016 Notes electing to receive the Cash Option Consideration in the Cash Option, the proceeds of which will be funded by the RTL Investment of $172 million (the “Cash Option Pool”), must select the minimum Cash Option Consideration (the “Bid Price”) that such Beneficial Holder of 8.875% Existing 2016 Notes would be willing to receive per €1,000 principal amount of 8.875% Existing 2016 Notes.

Each Beneficial Holder of 8.875% Existing 2016 Notes electing to receive the Cash Option must select a Bid Price between €600 (“Euro Base Price”) and €850 per €1,000 principal amount of 8.875% Existing 2016 Notes. The Bid Price must be in increments of €10. Bids for Existing 2016 Notes outside of the specified ranges will not be accepted and will not be used for purposes of calculating the Cash Option Consideration. If any Bid Price is not submitted in a whole increment of €10, such Bid Price will be rounded down to the nearest €10. Each Beneficial Holder of 8.875% Existing 2016 Notes electing the Cash Option is required to specify a Bid Price; however, Beneficial Holders of 8.875% Existing 2016 Notes that fail to specify a Bid Price will be deemed to have specified the Dollar Base Price as their Bid Price.

As an alternative to the Cash Option, each Beneficial Holder of 8.875% Existing 2016 Notes may instead elect (or be deemed to have elected pursuant to the Plan of Reorganization) to exchange its 8.875% Existing 2016 Notes (the “New Notes Option”) for its pro rata share of (a) an aggregate principal amount of New Secured Notes equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes not accepted for tender in the Cash Option in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes, (b) $200 million principal amount of the New Convertible Secured Notes, and (c) to the extent the Cash Option Pool is not fully utilized, any such remaining cash (collectively, the “New Notes Consideration” and, together with the Cash Option Consideration, the “Existing 2016 Notes Consideration”). The Cash Option and the New Notes Option are described in greater detail in the Offering Memorandum and Disclosure Statement.

(e) Indicate in Item 4 whether you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 4 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

(f) Review Item 5 carefully.

(g) If you are using this Ballot to communicate your vote to your Nominee, sign and date your Ballot. Your signature is required in order for your vote and elections to be counted. If the 8.875% Existing 2016 Note(s) voted with this Ballot is/are held by a partnership, the Ballot should be executed in the name of the partnership by a general partner. If the 8.875% Existing 2016 Note(s) is/are held by a corporation, the Ballot must be executed by an officer. However, if it is your custom to communicate with your Nominee by other means, such as phone, e-mail, internet, or fax, then you do not need to fill out this Ballot.

(h) If you believe that you have received the wrong Ballot, please immediately contact the Voting Agent, The Garden City Group, Inc., at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

(i) If you are completing this Ballot on behalf of another person or entity, indicate your relationship with that person or entity and the capacity in which you are signing.

(j) Provide your name and mailing address if (i) different from the printed address that appears on the Ballot or (ii) no pre-printed address appears on the Ballot.

(k) Communicate your instructions or return your Ballot to your Nominee using the enclosed return envelope.

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Please Mail Your Ballot Promptly!

If you have any questions regarding this Ballot

or the voting or election procedures, please call the Voting Agent, The Garden City Group, Inc., promptly at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

You may receive multiple mailings containing Ballots. You should vote each Ballot that you receive for all of the claims that you hold.

Item 1. Amount of Claim.

The undersigned certifies that as of the Voting Record Date, which is March 4, 2013, the undersigned was the holder (or authorized signatory) of Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims in the following principal amount (do not include interest) against CEDC, CEDC FinCo and CEDC FinCo LLC:

Amount of Existing 2016 Notes Claims
€

Item 2. Vote On Plan of Reorganization.

Please note that each Beneficial Holder of 8.875% Existing 2016 Notes must vote all of his, her, or its 8.875% Existing 2016 Notes within a class in a consistent fashion, and may not split the vote with respect to the Plan of Reorganization.

THE VOTING OPTIONS ARE AS FOLLOWS (please check one):

☐            OPTION 1. Vote to ACCEPT the Plan of Reorganization.

☐            OPTION 2. Vote to REJECT the Plan of Reorganization.

If you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Moreover, if you vote to accept the Plan of Reorganization you must deliver your consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement.

By providing instructions to your Nominees holding your 8.875% Existing 2016 Notes you are directing that your Nominee execute a Master Ballot on your behalf that reflects your instructions with respect to the Plan of Reorganization (including your election with respect to the Cash Option and the New Notes Option and your exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization).

Item 3. Election of Cash Option or New Notes Option

The holder of the Existing 2016 Notes Claims set forth in Item 1 votes to elect (check one):

☐ CASH OPTION:                     €                      principal amount.

☐ NEW NOTES OPTION:        €                     principal amount.

The holder of Existing 2016 Notes Claims set forth in Item 1 electing the Cash Option offers the following price between €600 and €850 per €1,000 principal amount of Existing 8.875% Notes:

€                                        (must be an increment of €10)

Item 4. Optional Releases

Check this box if you elect to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization. If you submit your Ballot without the box in Item 4 checked, you will be deemed to consent to the releases to the fullest extent permitted by applicable law.

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The undersigned holder of 8.875% Existing 2016 Notes in the amount set forth in Item 1 above hereby:

☐	Elects to Opt-Out of the releases provided for in Article IX.C of the Plan of Reorganization.

Item 5. Certifications for Vote on Plan of Reorganization

By completing and submitting this Ballot or providing instructions to your Nominee in accordance with your customary practice, you acknowledge (1) that the solicitation of votes to accept or reject the Plan of Reorganization is subject to all the terms and conditions set forth in the Offering Memorandum and Disclosure Statement, (2) that you have received a copy of the Offering Memorandum and Disclosure Statement, (3) that the vote on the Plan of Reorganization is being made pursuant to the terms and conditions set forth therein, and (4) that if you vote to accept the Plan of Reorganization and do not indicate your preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Name of Beneficial Holder:

Signature:

Print or Type Name:

Title (if appropriate):

Address:

Telephone Number:

Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH. THIS BALLOT SHALL NOT CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC) OF THE NATURE, VALIDITY, OR AMOUNT OF ANY CLAIM.

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DEADLINES

The deadline for Nominees to submit a Master Ballot on behalf of their beneficial holders of Existing 2016 Notes who are voting on the Plan of Reorganization and wish to receive the Consent Fee (or for Euroclear or Clearstrem to transmit a report of the voting results) is 5:00 P.M. (New York City time) on March 14, 2013. The deadline for Nominees to submit a Master Ballot on behalf of their beneficial holders of Existing 2016 Notes who are voting on the Plan of Reorganization and do not wish to receive the Consent Fee (or for Euroclear or Clearstrem to transmit a report of the voting results) is 11:59 P.M. (New York City Time) on MARCH 22, 2013. The Ballots must be returned to your Nominee with sufficient time to permit the Master Ballots to be returned to the Voting Agent or for Euroclear or Clearstream to report on the voting results prior to the Consent Fee Deadline or the Voting Deadline, as applicable.

The Voting Agent is:

The Garden City Group, Inc.

CEDC Case Administration

c/o GCG

P.O. Box 9968

Dublin, OH 43017-5968

(800) 878-1684 (toll-free North America)

(614) 763-6110 (direct-dial toll international)

ADDITIONAL INFORMATION

If you have any questions regarding the voting and exchange process you should contact The Garden City Group, Inc.

No person has been authorized to give any information or advice, or to make any representation,

other than what is contained in the Offering Memorandum and Disclosure Statement.

MASTER BALLOT FOR ACCEPTING OR REJECTING THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CENTRAL EUROPEAN DISTRIBUTION CORPORATION, ET AL.

THIS MASTER BALLOT IS EXCLUSIVELY FOR USE BY ALL HOLDERS OF 8.875% EXISTING 2016

NOTES THAT ARE HOLDERS OF CLASS 2A, CLASS 2B AND CLASS 2C

EXISTING 2016 NOTES CLAIMS

ISIN XS0468883672 ISIN XS0468884217

On February 25, 2013, Central European Distribution Corporation (“CEDC”) and its wholly owned subsidiary CEDC Finance Corporation International, Inc. (“CEDC FinCo”) commenced a solicitation, which was amended on March 8, 2013, whereby:

•

CEDC is (i) offering to exchange (the “CEDC Exchange Offer”) all of the outstanding 3.00% Convertible Senior Notes due March 15, 2013 (collectively, the “Existing 2013 Notes”) for new shares of Common Stock of CEDC (“New Common Stock”), and (ii) soliciting acceptances from all holders of Existing 2013 Notes of the prepackaged plan of reorganization attached to the Offering Memorandum and Disclosure Statement (as defined below) as Appendix A (the “Plan of Reorganization”), and

•

CEDC FinCo is (i) offering to exchange (the “CEDC FinCo Exchange Offer” and, together with the CEDC Exchange Offer, the “Exchange Offers”) all of the outstanding 9.125% Senior Secured Notes due December 1, 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due December 1, 2016 (the “8.875% Existing 2016 Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes” and, together with the Existing 2013 Notes, the “Notes”) for (a) cash consideration and/or (b) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”); (ii) soliciting consents (the “Consent Solicitation”) to amendments to the Indenture governing the Existing 2016 Notes (the “Existing 2016 Notes Indenture”); and (iii) soliciting acceptances from all holders of Existing 2016 Notes of the Plan of Reorganization.

The Exchange Offers and the Plan of Reorganization are explained in greater detail in the Amended and Restated Offering Memorandum, Consent Solicitation, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization (the “Offering Memorandum and Disclosure Statement”) to which this Master Ballot is annexed. As discussed in the Offering Memorandum and Disclosure Statement, if the conditions to either the CEDC Exchange Offer (including the Existing 2013 Notes Minimum Condition) or the CEDC FinCo Exchange Offer (including the Existing 2016 Notes Minimum Condition) are not satisfied or are not waived, we may, at our option, not consummate either of the Exchange Offers and, if the Minimum Reorganization Condition is satisfied, file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization such that holders of Existing Notes would receive the treatment described in the Plan of Reorganization. Even if the conditions to the Exchange Offers are met, and whether or not the Minimum Reorganization Condition is met, CEDC and CEDC FinCo may file petitions under Chapter 11 of the Bankruptcy Code and pursue confirmation and consummation of the Plan of Reorganization or an alternative plan of reorganization.

Beneficial owner instructions with respect to the Class 2A, Class 2B and Class 2C Existing 2016 Notes Claims in connection with the Plan of Reorganization are to be relayed to you, as the bank, broker, or other dealer (the “Nominee”) holding the 8.875% Existing 2016 Notes on their behalf. There are two different voting choices in connection with the Plan of Reorganization, which are outlined in greater detail below.

This master ballot (the “Master Ballot”) was designed to transmit the voting selections of your clients (i.e., the beneficial holders of the 8.875% Existing 2016 Notes) to the Voting Agent (as defined below). By providing instructions to your firm, the beneficial holders of the 8.875% Existing 2016 Notes (each, a “Beneficial Holder”) are requesting that you execute a Master Ballot on their behalf that reflects their instructions with respect to the Plan of Reorganization. Beneficial Holder instructions with respect to their 8.875% Existing 2016 Notes have the same effect as if the Beneficial Holders had completed and returned a physical ballot to indicate their vote with respect to the Plan of Reorganization. You are required to return a Master Ballot reflecting the corresponding instructions for all Beneficial Holders that have provided instructions to you.

Please note that the Plan of Reorganization contemplates separate classes of creditors for voting and distribution purposes. Depending on the nature of the debt that is held against CEDC or CEDC FinCo, as applicable, a Beneficial Holder may have claims in multiple classes. The Offering Memorandum and Disclosure Statement sets forth a description of the Plan of Reorganization classes in the “Summary of the Plan of Reorganization”.

Please read and follow the attached instructions carefully. THE EXCHANGE OFFERS AND THE SOLICITATION TO VOTE TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION FOR HOLDERS OF EXISTING 2016 NOTES WILL EXPIRE AT MARCH 22, 2013 AT 11:59 P.M. NEW YORK CITY TIME (the “Expiration Time” or the “Voting Deadline”). Beneficial Holders who wish to receive the Consent Fee (as defined in the Offering Memorandum and Disclosure Statement) must deliver their consents to the Consent Solicitation at or prior to March 14, 2013 at 5:00 P.M. New York City time (the “Consent Fee Deadline”).

Beneficial Holders that wish to deliver their consents to the Consent Solicitation must also vote to accept or reject the Plan of Reorganization. Beneficial Holders that vote to accept the Plan of Reorganization MUST DELIVER their consent to the Consent Solicitation pursuant to the instructions provided in the Offering Memorandum and Disclosure Statement. Therefore, Beneficial Holders that intend to vote to accept the Plan of Reorganization should also carefully review the description of the Consent Solicitation in the Offering Memorandum and Disclosure Statement. Beneficial Holders that vote to reject the Plan of Reorganization who wish to deliver their consent to the Consent Solicitation may do so through the instructions provided in the Offering Memorandum and Disclosure Statement.

Upon expiration of the Consent Fee Deadline and in consideration of the results of participation in the Exchange Offers and votes to accept the Plan of Reorganization as of the Consent Fee Deadline, CEDC, CEDC FinCo and/or CEDC FinCo LLC may determine to terminate the Exchange Offers and commence bankruptcy cases and seek approval of the Plan of Reorganization prior to the Expiration Time. Notwithstanding any such commencement of bankruptcy cases prior to the Expiration Time, the voting period shall remain open and parties may nonetheless submit votes to accept or reject the Plan of Reorganization until the Voting Deadline; provided, however that holders of 8.875% Existing 2016 Notes voting to accept the Plan of Reorganization at or prior to the Consent Fee Deadline may not withdraw such vote(s) after the earlier of (a) the date and time at which CEDC FinCo notifies the trustee under the Existing 2016 Notes Indenture that CEDC FinCo has received the required Consents necessary to execute the Supplemental Indenture to give effect to the Covenant Amendments and the Bankruptcy Waiver Amendments (each as defined in the Offering Memorandum and Disclosure Statement), and (b) 5:00 PM, New York City time, on March 14, 2013 (the “Consent Time”).

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To correctly register your clients’ instructions, you must have submitted a Master Ballot with a report of all timely received Beneficial Holder instructions by the Voting Deadline.

Modifications of votes to accept or reject the Plan of Reorganization will only be permitted as set forth in the Offering Memorandum and Disclosure Statement. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) prior to the Consent Fee Deadline will not be permitted to modify votes to accept the Plan of Reorganization after the Consent Time. Beneficial Holders who elect Option 1 below (vote to accept the Plan of Reorganization) after the Consent Fee Deadline or Option 2 below (vote to reject the Plan of Reorganization) may modify votes on the Plan of Reorganization at any time prior to the Voting Deadline.

INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

CEDC, CEDC FinCo and CEDC FinCo LLC are soliciting the consents and votes, as applicable, of certain of their creditors on the Plan of Reorganization, described in and annexed to the Offering Memorandum and Disclosure Statement. Please review the Offering Memorandum and Disclosure Statement and the Plan of Reorganization carefully before you return this Master Ballot. Unless otherwise defined, capitalized terms used herein have the meanings ascribed to them in the Offering Memorandum and Disclosure Statement and the Plan of Reorganization.

DEADLINES:

1.	Consent Fee Deadline. On behalf of the holders of Existing 2016 Notes who are voting on the Plan of Reorganization and wish to receive the Consent Fee, you must submit a Master Ballot reflecting your client’s instructions to vote on the Plan or transmit such results to Euroclear or Clearstream, so that the Master Ballot or report from Euroclear or Clearstream is ACTUALLY RECEIVED by the Voting Agent by March 14, 2013 at 5:00 P.M. (New York City time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

2.	Voting Deadline and Expiration Time. On behalf of the holders of Existing 2016 Notes who are voting on the Plan of Reorganization and do not wish to receive the Consent Fee, you must submit a Master Ballot reflecting your client’s instructions to vote on the Plan or transmit such results to Euroclear or Clearstream, so that the Master Ballot or report from Euroclear or Clearstream is ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. (New York City time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

If you are not providing voting instructions to Euroclear or Clearstream, complete, sign, and date this Master Ballot and return it so that it is received by the Voting Agent in electronic format via electronic mail or via facsimile by the Consent Fee Deadline or Voting Deadline, as applicable. If this Master Ballot (and any attachments thereto) is not completed, signed, and timely received by the Consent Fee Deadline or Voting Deadline, as applicable, the votes transmitted hereby will not be counted and your client’s elections may be reversed.

If you are not providing voting instructions to Euroclear or Clearstream, you must return your Master Ballot with attached beneficial holder instructions via one of the following methods so that it is received by the Consent Fee Deadline or Voting Deadline, as applicable.:

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG, Inc. 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

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HOW TO VOTE:

1. If you are transmitting the votes of any Beneficial Holders of 8.875% Existing 2016 Notes, including yourself, you must:

(a) deliver the Offering Memorandum and Disclosure Statement and take any action required to enable each Beneficial Holder to (i) review the Offering Memorandum and Disclosure Statement and Ballot annexed thereto to determine how they wish to vote and (ii) return their instructions to you in sufficient time to enable you to complete a Master Ballot and deliver it to the Voting Agent before the Consent Fee Deadline or Voting Deadline, as applicable, or to transmit instructions to Euroclear or Clearstream to report the voting results to the Voting Agent before the Consent Fee Deadline or Voting Deadline, as applicable.

(b) With regard to any Beneficial Holder voting to accept or reject the Plan of Reorganization, you must execute the Master Ballot so as to reflect the instructions given to you by the Beneficial Holders for whom you hold 8.875% Existing 2016 Notes and forward the Master Ballots (and any necessary schedules) to the Voting Agent by the Consent Fee Deadline or Voting Deadline, as applicable, or transmit instructions to Euroclear or Clearstream to report the voting results to the Voting Agent before the Consent Fee Deadline or Voting Deadline, as applicable.

2. To complete the Master Ballot properly, take the following steps:

(a) Provide appropriate information for each of the items on the Master Ballot. Vote as instructed by the Beneficial Holder with respect to Option 1 or Option 2. Do not record any vote for a Beneficial Holder that instructed you to take Option 3, or who failed to provide a timely voting instruction. Please provide information for each individual Beneficial Holder for whom you are voting 8.875% Existing 2016 Notes. You may attach the information required by Item 3 in the form of a report (preferably in Microsoft Excel format) containing the same information required below. Please indicate in Item 3 whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column. Please indicate in Item 3 each Beneficial Holder’s election with respect to the Cash Option and the New Notes Option.

(b) Read item 4 carefully.

(c) Sign and date your Master Ballot.

(d) Provide your name and mailing address.

(e) Authorize the appropriate depository through which the 8.875% Existing 2016 Notes have been blocked to provide appropriate confirmation to the depository and/or the exchange agent, Global Bondholder Services Corporation at (212) 430-3774 (collect) or (866) 612-1500 (toll free), with respect thereto.

(f) Deliver your Master Ballot (and any attachments thereto) to the Voting Agent before the Consent Fee Deadline or the Voting Deadline, as applicable.

PLEASE NOTE: No Ballot or Master Ballot constitutes or will be deemed to constitute (a) a proof of claim or equity interest or (b) an admission by CEDC or CEDC FinCo (or CEDC FinCo LLC) of the nature, validity, or amount of any claim or equity interest.

Item 1. Certification of Authority To Vote. The undersigned certifies that the undersigned was a bank, broker, or other accountholder for the Beneficial Holders of the aggregate amount of 8.875% Existing 2016 Notes listed in Item 3 below, and is the registered or record holder of the securities (whether through a securities depository or otherwise), and accordingly, has full power and authority to vote to accept or reject the Plan of Reorganization on behalf of the Beneficial Holders of the 8.875% Existing 2016 Notes described in Item 3.

Item 2. Voting Procedures.

BENEFICIAL HOLDERS HAVE TWO VOTING OPTIONS, AS FOLLOWS:

OPTION 1. Vote to ACCEPT the Plan of Reorganization.

OPTION 2. Vote to REJECT the Plan of Reorganization.

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If a Beneficial Holder votes to accept the Plan of Reorganization and does not indicate a preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization such Beneficial Holder will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article IX of the plans.

Further, if a Beneficial Holder votes to accept the Plan of Reorganization and does not indicate a preference to opt out of the releases contained in Article IX.C of the Plan of Reorganization, notwithstanding anything to the contrary in the Existing 2016 Notes Indenture, the Existing 2016 Notes, or the instruments, guarantees, certificates, and other documents related thereto, such Beneficial Holder will be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Non-Debtor Affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether known or unknown, direct or indirect, foreseen or unforeseen, existing or hereafter arising, that relate to guarantees of the Existing 2016 Notes. Unless otherwise defined, capitalized terms used in this paragraph have the meanings ascribed to them in the Plan of Reorganization.

By providing instructions to their Nominees holding their 8.875% Existing 2016 Notes Beneficial Holders of 8.875% Existing 2016 Notes are directing that their Nominee (i) execute a Master Ballot on the Beneficial Holder’s behalf that reflects their instructions with respect to the Plan of Reorganization (including such holder’s election with respect to the Cash Option and the New Notes Option and such holder’s exercise or non-exercise of the right to opt out of the releases set forth in Article IX.C of the Plan of Reorganization) or (ii) transmit instructions to Euroclear or Clearstream to report the results of the Beneficial Holder’s Ballot to the Exchange Agent and/or Voting Agent.

IN ORDER TO EFFECT YOUR CLIENTS’ INSTRUCTIONS, YOU MUST EXECUTE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT REFLECTING THE INSTRUCTIONS RECEIVED FROM ALL CLIENTS BY THE CONSENT FEE DEADLINE OR VOTING DEADLINE, AS APPLICABLE, OR TRANSMIT INSTRUCTIONS TO EUROCLEAR OR CLEARSTREAM TO REPORT THOSE INSTRUCTIONS TO THE EXCHANGE AGENT AND/OR VOTING AGENT.

BENEFICIAL HOLDERS MAY ALSO INSTRUCT THEIR NOMINEE WITH RESPECT TO A THIRD OPTION, which is also the default option for those holders that do not provide any instructions:

OPTION 3. Take no action; NOT VOTE on the Plan of Reorganization.

DO NOT INCLUDE ANYTHING ON THE MASTER BALLOT WITH RESPECT TO BENEFICIAL HOLDERS THAT INSTRUCT YOU TO TAKE NO ACTION OR FAIL TO PROVIDE TIMELY INSTRUCTION.

PLEASE NOTE THAT BENEFICIAL HOLDERS THAT INSTRUCT THEIR NOMINEE TO TAKE NO ACTION ON THEIR BEHALF, OR FAIL TO PROVIDE TIMELY INSTRUCTIONS, MAY NEVERTHELESS BE BOUND BY THE TERMS OF THE PLAN OF REORGANIZATION IF THE PLAN IS CONSUMMATED.

Item 3. Votes Cast on the Plan of Reorganization. The undersigned transmits the following votes of Beneficial Holders in respect of their 8.875% Existing 2016 Notes and certifies that the following Beneficial Holders of the 8.875% Existing 2016 Notes, as identified by their respective customer account numbers set forth below, are Beneficial Holders of those securities as of March 4, 2013 (the “Voting Record Date”) and have delivered to the undersigned instructions casting such votes. Indicate, in the appropriate column the name or account number of the Beneficial Holder, the aggregate face amount voted for each account, and the Blocking Number for each account tendering into the Exchange Offers, or attach such information to this Master Ballot, in the form of the following tables. Please indicate whether a Beneficial Holder has elected to opt-out of the releases provided for in Article IX.C of the Plan of Reorganization by placing an “x” in the appropriate column. Please indicate in each Beneficial Holder’s election with respect to either the Cash Option and the New Notes Option.

5

Cash Option and New Notes Option: Please indicate the principal amount of each Beneficial Holder’s election with respect to either the Cash Option or the New Notes Option. If a Beneficial Holder has elected the Cash Option, please indicate the Bid Price being offered by such Beneficial Holder.

Please note that you must vote all the 8.875% Existing 2016 Notes owned by such Beneficial Holder. For purposes of tendering and tabulating the vote, each Beneficial Holder who votes should be deemed to have voted the full amount of 8.875% Existing 2016 Notes owned by the Beneficial Holder according to your records. A Beneficial Holder may not split the vote and, accordingly, a Beneficial Holder that has provided instructions that partially accepts and partially rejects the Plan of Reorganization and/or partially takes no action may not be counted.

OPTION 1—Beneficial Holders that instructed you that they wish to take Option 1 (Vote ACCEPT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of 8.875% Existing 2016 Notes	Election to Opt- Out of Releases	Principal Amount of Cash Option Election	Offer Price for Cash Option	Principal Amount of New Notes Option
1.
2.
3.
4.
5.

OPTION 2—Beneficial Holders that instructed you that they wish to take Option 2 (Vote to REJECT the Plan of Reorganization).

Beneficial Holder Account Number	Face Amount of 8.875% Existing 2016 Notes	Election to Opt- Out of Releases	Principal Amount of Cash Option Election	Offer Price for Cash Option	Principal Amount of New Notes Option
1.
2.
3.
4.

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Item 4. By signing this Master Ballot, the undersigned certifies (i) that each Beneficial Holder whose votes are being transmitted by this Master Ballot has received copies of the Offering Memorandum and Disclosure Statement (including the exhibits thereto), and (ii) that the undersigned has received instructions from each Beneficial Holder whose vote is transmitted by this Master Ballot in accordance with the option selected. If you are providing instructions to Euroclear or Clearstream in accordance with your customary practice rather than completing a Master Ballot, the providing of such instructions constitutes your certification to the foregoing.

Name of Bank, Broker, or Other Nominee or Accountholder:

Participant Number:

Name of Voter:

Signature:

Print or Type Name:

Title (if appropriate):

Address:

Telephone Number:

Date:

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CEDC, CEDC FINCO, CEDC FINCO LLC OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF REORGANIZATION, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH. NO BENEFICIAL HOLDER BALLOT OR MASTER BALLOT SHALL CONSTITUTE OR BE DEEMED TO CONSTITUTE (A) A PROOF OF CLAIM OR (B) AN ADMISSION BY CEDC OR CEDC FINCO (OR CEDC FINCO LLC) OF THE NATURE, VALIDITY, OR AMOUNT OF ANY CLAIM. THIS MASTER BALLOT IS NOT A LETTER OF TRANSMITTAL AND MAY NOT BE USED FOR ANY OTHER PURPOSE THAN TO CAST VOTES TO ACCEPT OR REJECT THE PLAN OF REORGANIZATION.

DEADLINES

1.	Consent Fee Deadline. On behalf of the holders of Existing 2016 Notes who are voting on the Plan of Reorganization and wish to receive the Consent Fee, you must submit a Master Ballot reflecting your client’s instructions to vote on the Plan or transmit such results to Euroclear or Clearstream, so that the Master Ballot or report from Euroclear or Clearstream is ACTUALLY RECEIVED by the Voting Agent by March 14, 2013 at 5:00 P.M. (New York City Time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

2.	Voting Deadline and Expiration Time. On behalf of the holders of Existing 2016 Notes who are voting on the Plan of Reorganization and do not wish to receive the Consent Fee, you must submit a Master Ballot reflecting your client’s instructions to vote on the Plan or transmit such results to Euroclear or Clearstream, so that the Master Ballot or report from Euroclear or Clearstream is ACTUALLY RECEIVED by the Voting Agent by March 22, 2013 at 11:59 P.M. (New York City Time). You may submit your Master Ballot to the Voting Agent via electronic mail or via facsimile.

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ADDITIONAL INFORMATION

If you have any questions regarding the Master Ballot or the voting procedures, please call the Voting Agent, The Garden City Group, Inc. at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

8

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

LETTER OF TRANSMITTAL

relating to tender of

3.00% CONVERTIBLE SENIOR NOTES DUE 2013

(CUSIP NO. 153435AA0)

in exchange for

COMMON STOCK

The time by which holders must tender existing 3.00% Convertible Senior Notes due 2013 (the “Existing 2013 Notes”) in order to receive the consideration described in the accompanying Offering Memorandum and this Letter of Transmittal is 11:59 P.M., New York City time, on March 22, 2013, unless extended (such time and date, as it may be extended, the “Expiration Time”). Holders may withdraw tendered Existing 2013 Notes at any time prior to the Expiration Time, but may not do so after the Expiration Time.

Deliver to the Exchange Agent:

GLOBAL BONDHOLDER SERVICES CORPORATION

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the one listed above will not constitute a valid delivery. The instructions accompanying this Letter of Transmittal (the “Letter of Transmittal”) should be read carefully before this Letter is completed.

The CEDC Exchange Offer is intended to be exempt from the federal registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) pursuant to the exemption from such registration contained in Section 3(a)(9) thereof, and, therefore, considered a federal “covered security” by Section 18(b)(4)(D) (formerly, Section 18(b)(4)(C)), of the Securities Act. The CEDC Exchange Offer is exempt from state securities registration by virtue of the preemption as a covered security under Section 18(b)(4)(D) and/or the preemption for “listed securities” under Section 18(b)(1) of the Securities Act.

The offer to consummate the CEDC Exchange Offer is not being made to, nor will we accept tenders of Existing 2013 Notes from, holders in any jurisdiction in which the CEDC Exchange Offer or acceptance thereof would not be in compliance with the securities or “blue sky” laws of such jurisdiction.

On the terms and subject to the conditions set forth in the accompanying Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Approvals of a Prepackaged Plan of Reorganization, dated March 8, 2013 and any supplements or amendments thereto (the “Offering Memorandum”), and this Letter of Transmittal, Central European Distribution Corporation (“CEDC” or the “Company”) is offering in exchange for each $1,000 principal amount of its outstanding Existing 2013 Notes, 8.86 shares of common stock (the “Common Stock”). Under no circumstances will Holders be entitled to receive any cash payment with respect to accrued and unpaid principal or interest on Existing 2013 Notes tendered, as the per $1,000 exchange ratio with respect to the CEDC Exchange Offer has been calculated to take account of accrued interest through March 15, 2013. Any such accrued and unpaid principal or interest will be forfeited.

The Common Stock issued in exchange for the Existing 2013 Notes are sometimes referred to in this Letter of Transmittal as the “exchange consideration.” The exchange of the Existing 2013 Notes for the exchange consideration, as contemplated by the Offering Memorandum, is referred to in this Letter of Transmittal as the “CEDC Exchange Offer.”

Certain terms used but not otherwise defined in this Letter of Transmittal have the respective meanings given to them in the Offering Memorandum.

This Letter of Transmittal is to be used to tender Existing 2013 Notes in the CEDC Exchange Offer if such Existing 2013 Notes are to be tendered by effecting a book-entry transfer into the Exchange Agent’s account at The Depository Trust Company (“DTC”) and instructions are not being transmitted through DTC’s Automated Tender Offer Program (“ATOP”). Unless you intend to tender Existing 2013 Notes through ATOP, you should complete, execute and deliver this Letter of Transmittal to indicate the action you desire to take with respect to the CEDC Exchange Offer.

Holders of Existing 2013 Notes tendering Existing 2013 Notes by book-entry transfer to the Exchange Agent’s account at DTC may execute the tender through DTC’s ATOP procedures, and in that case need not complete, execute and deliver this Letter of Transmittal. DTC participants accepting the CEDC Exchange Offer may transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s account at DTC. DTC will then send an “agent’s message” (as more fully described below) to the Exchange Agent for its acceptance. Delivery of the agent’s message by DTC will satisfy the terms of the CEDC Exchange Offer as to execution and delivery of a Letter of Transmittal by the DTC participant identified in the agent’s message.

Subject to the terms and conditions of the CEDC Exchange Offer and applicable law, CEDC will deposit with the Exchange Agent, as more fully described in the Offering Memorandum, shares of Common Stock (in book-entry form) representing the exchange consideration. Assuming the conditions to the CEDC Exchange Offer are satisfied or waived, CEDC will issue shares of Common Stock in book-entry form promptly following the Expiration Time.

The Exchange Agent will act as agent for the tendering Holders for the purpose of (i) receiving the shares of Common Stock from CEDC, and (ii) delivering shares of Common Stock (in book-entry form) to or at the direction of those Holders who exchanged Existing 2013 Notes. The Exchange Agent will make these deliveries on the same day it receives the shares of Common Stock with respect to Existing 2013 Notes accepted for exchange, or as soon thereafter as practicable.

The term “Holder” with respect to the CEDC Exchange Offer means any person in whose name Existing 2013 Notes are registered on the books of CEDC or any other person who has obtained a properly completed bond power from the registered holder. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the CEDC Exchange Offer. Holders who wish to tender their Existing 2013 Notes must complete this Letter of Transmittal in its entirety.

If you are a beneficial owner of Existing 2013 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such Existing 2013 Notes tendered in the CEDC Exchange Offer, you must contact your nominee and instruct the nominee to tender such Existing 2013 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

Please read the entire Letter of Transmittal and the Offering Memorandum carefully before completing this Letter.

The instructions included with this Letter of Transmittal must be followed carefully. Questions and requests for assistance and requests for copies of the Offering Memorandum and additional copies of this Letter of Transmittal may be directed to The Garden City Group, Inc., as the Information Agent, at the following address and telephone number:

THE GARDEN CITY GROUP, INC.

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

To effect a valid tender of Existing 2013 Notes through the completion, execution and delivery of this Letter of Transmittal, the undersigned must complete the table entitled “Description of Existing 2013 Notes Tendered” below and sign this Letter of Transmittal where indicated.

The Common Stock issued in exchange for the Existing 2013 Notes will be delivered only in book-entry form through DTC and only to the DTC account of the undersigned or the undersigned’s custodian as specified in the table below. Assuming the conditions to the CEDC Exchange Offer are satisfied or waived, CEDC will issue shares of Common Stock in book-entry form promptly following the Expiration Time. Failure to provide the information necessary to effect delivery of shares of Common Stock will render a tender defective and CEDC will have the right, which it may waive, to reject such tender.

List below the Existing 2013 Notes to which this Letter of Transmittal relates. If the space below is inadequate, list the registered numbers and principal amounts on a separate signed schedule and affix the list to this Letter of Transmittal.

DESCRIPTION OF EXISTING 2013 NOTES TENDERED

TENDERED EXISTING 2013 NOTE(S)
NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) EXACTLY AS NAME(S) APPEAR(S) ON EXISTING 2013 NOTES.	CUSIP NO.	TOTAL PRINCIPAL AMOUNT HELD	PRINCIPAL TENDERED*

*       Unless otherwise indicated, any tendering holder of Existing 2013 Notes will be deemed to have tendered the entire aggregate principal amount represented by such Existing 2013 Notes. Existing 2013 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted.

EXISTING 2013 NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC BY THE FOLLOWING TENDERING INSTITUTION (FOR USE BY ELIGIBLE INSTITUTIONS ONLY):

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the Existing 2013 Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the CEDC Exchange Offer, including, if applicable, transmitting to the Exchange Agent an agent’s message in which the Holder of the Existing 2013 Notes acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, this Letter of Transmittal, the participant in DTC confirms on behalf of itself and the beneficial owners of such Existing 2013 Notes all provisions of this Letter of Transmittal, including all representations and warranties, applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Central European Distribution Corporation (“CEDC” or the “Company”), upon the terms and subject to the conditions set forth in the Offering Memorandum and this Letter of Transmittal (collectively, the “Terms and Conditions”), receipt of which is hereby acknowledged, the principal amount or amounts of the Company’s 3.00% Existing 2013 Notes due 2013 (the “Existing 2013 Notes”) indicated in the “Principal Tendered” column of the table above entitled “Description of Existing 2013 Notes Tendered” (or, if nothing is indicated in such column, with respect to the entire aggregate principal amount represented by the Existing 2013 Notes indicated in such table).

The undersigned understands that CEDC’s obligation to consummate the CEDC Exchange Offer for Existing 2013 Notes is conditioned on, among other things, at least 98% of the aggregate principal amount of the Existing 2013 Notes (the “Minimum Tender Condition”) having been validly tendered for exchange and not withdrawn, although CEDC will be free, pursuant to the CEDC Exchange Offer, to waive this or any other condition with respect to the CEDC Exchange Offer.

Any Existing 2013 Note withdrawn pursuant to the terms of the CEDC Exchange Offer will not be considered tendered for any purpose unless and until such Existing 2013 Note is again tendered pursuant to the CEDC Exchange Offer.

The undersigned understands that, upon the terms and subject to the conditions of the CEDC Exchange Offer, Existing 2013 Notes properly tendered and accepted will be exchanged for the exchange consideration. The undersigned further understands that by executing and delivering this Letter of Transmittal (and/or by accepting the CEDC Exchange Offer through DTC’s ATOP procedures), it has agreed to exchange the Existing 2013 Notes shown as being tendered above under “Description of Existing 2013 Notes Tendered” (or on DTC’s agent’s message if tendering under the ATOP procedures).

The undersigned understands that, under certain circumstances, CEDC may not be required to accept any of the Existing 2013 Notes tendered (including any such Existing 2013 Notes tendered after the Expiration Time). If any Existing 2013 Notes are not accepted for exchange for any reason, such unexchanged Existing 2013 Notes will be returned without expense to the undersigned’s account at DTC or such other account as designated herein pursuant to the book-entry transfer procedures described in this Letter of Transmittal (including without limitation under the heading “Instructions Forming Part of the Terms and Conditions of the Exchange Transaction”) as promptly as practicable after the expiration or termination of the CEDC Exchange Offer.

Subject to, and effective upon, acceptance for exchange of, and payment for, the principal amount of Existing 2013 Notes tendered hereby upon the terms and subject to the conditions of the CEDC Exchange Offer, the undersigned hereby:

(1)	sells, assigns and transfers to or upon the order of CEDC, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, such Existing 2013 Notes;

(2)	waives any and all rights with respect to such Existing 2013 Notes (including any existing or past defaults and their consequences in respect of such Existing 2013 Notes); and

(3)	releases and discharges CEDC and the trustee under the indenture governing the Existing 2013 Notes from any and all claims the undersigned may have now or in the future, arising out of or related to such Existing 2013 Notes, including any claims that the undersigned is entitled to receive additional principal or interest payments with respect to such Existing 2013 Notes (other than as expressly provided in the Offering Memorandum and in this Letter of Transmittal) or to participate in any redemption or defeasance of such Existing 2013 Notes.

The undersigned understands that tenders of Existing 2013 Notes pursuant to any of the procedures described in this Letter of Transmittal (including without limitation under the heading “Instructions Forming Part of the Terms and Conditions of the Exchange Offer”), if and when accepted by CEDC, will constitute a binding agreement between the undersigned and CEDC upon the Terms and Conditions.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the Existing 2013 Notes tendered hereby (with full knowledge that the Exchange Agent also acts as the agent of CEDC) with full powers of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(1)	transfer ownership of such Existing 2013 Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity to or upon the order of CEDC;

(2)	present such Existing 2013 Notes for transfer of ownership on the books of CEDC; and

(3)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Existing 2013 Notes, all in accordance with the terms of the CEDC Exchange Offer, as set forth in the Offering Memorandum and this Letter of Transmittal.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

The undersigned hereby represents, warrants and agrees as follows:

(1)	The undersigned has full power and authority to tender the Existing 2013 Notes tendered hereby and to sell, assign and transfer all right, title and interest in and to such Existing 2013 Notes.

(2)	The Existing 2013 Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and upon acceptance of such Existing 2013 Notes by CEDC, CEDC will acquire good, indefeasible and unencumbered title to such Existing 2013 Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the same are accepted by CEDC.

(3)	The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or CEDC to be necessary or desirable to complete the sale, assignment and transfer of the Existing 2013 Notes tendered hereby.

(4)	The CEDC Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(D) of the Securities Act. Note, however, that the New Secured Notes and shares of New Common Stock we issue to you in exchange for your Existing 2013 Notes will be subject to the same transfer restrictions such Existing 2013 Notes were subject to immediately prior to being tendered.

The undersigned acknowledges that:

(1)	None of CEDC, the Exchange Agent, the Information Agent, or any person acting on behalf of any of the foregoing has made any statement, representation, or warranty, express or implied, to it with respect to CEDC or the offer or sale of any Common Stock, other than the information included in the Offering Memorandum and this Letter of Transmittal (in each case, as may be amended or supplemented prior to the Expiration Time).

(2)	Any information it desires concerning CEDC and the Common Stock or any other matter relevant to its decision to participate in the CEDC Exchange Offer is or has been made available to the undersigned.

(3)	CEDC will rely upon the truth and accuracy of the acknowledgements, representations and agreements set forth herein.

(4)	The terms and conditions of the CEDC Exchange Offer shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly.

(5)	Your right to withdraw Existing 2013 Notes tendered will expire at the Expiration Time. A withdrawal of Existing 2013 Notes can only be accomplished in accordance with the procedures described in the section entitled “Description of the Exchange Offers—Withdrawal of Tenders” in the Offering Memorandum.

(6)	The CEDC Exchange Offer is being made to it in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(D) of the Securities Act. As a result, the consideration issued to it in exchange for its Existing 2013 Notes may be subject to transfer restrictions. If the Existing 2013 Notes it tenders in the exchange are freely tradable, the shares of New Common Stock can be transferred freely. If, however, any or all of the Existing 2013 Notes it tenders are subject to transfer restrictions, for example by virtue of it being an “affiliate” of the Company, within the meaning of Rule 144 under the Securities Act, the New Common Stock , if any, will be subject to the same transfer restrictions such Existing 2013 Notes were subject to immediately prior to being tendered.

Unless otherwise indicated under “Special Issuance Instructions (Existing 2013 Notes Returned),” please credit the DTC account specified herein for any book-entry transfers of Existing 2013 Notes not accepted for exchange. If the “Special Issuance Instructions (Existing 2013 Notes Returned)” are completed, please credit the DTC account specified for any book-entry transfers of Existing 2013 Notes not accepted for exchange, in the name of the person or account indicated under “Special Issuance Instructions.”

Unless otherwise indicated under “Special Issuance Instructions (Common Stock),” please credit the DTC account specified herein for any book-entry issuances of shares of Common Stock. If the “Special Issuance Instructions (Common Stock)” are completed, please credit the DTC account specified for any book-entry issuances of shares of Common Stock, in the name of the person or account indicated under “Special Issuance Instructions (Common Stock).”

The undersigned recognizes that CEDC has no obligations under the “Special Issuance Instructions (Existing 2013 Notes Returned)” provisions of this Letter of Transmittal to effect the transfer of any Existing 2013 Notes from the holder(s) thereof if CEDC does not accept for exchange any of the principal amount of the Existing 2013 Notes tendered pursuant to this Letter of Transmittal.

The acknowledgments, representations, warranties and agreements of a holder tendering Existing 2013 Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Time and the effective date of any exchange.

SPECIAL ISSUANCE INSTRUCTIONS

(Existing 2013 Notes Returned)

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY if Existing 2013 Notes tendered by book-entry transfer that are not accepted for exchange are to be returned by credit to an account maintained at DTC other than the account indicated above. Issue Existing 2013 Notes to:

Name:

(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP CODE)
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)
(Please also complete Substitute Form W-9)

[ ]	Credit unexchanged Existing 2013 Notes delivered by book-entry transfer to DTC account number set forth below:

DTC account number:

SPECIAL ISSUANCE INSTRUCTIONS

(Common Stock)

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY if shares of Common Stock issued by book-entry are to be credited to an account maintained at DTC other than the account indicated above.

Issue shares of Common Stock to:

Name:
(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)
(Please also complete Substitute Form W-9)

[ ]	Creditshares of Common Stock delivered by book-entry transfer to
DTC account number set forth below:
DTC account number:

IMPORTANT:

PLEASE SIGN HERE WHETHER OR NOT EXISTING 2013 NOTES ARE BEING PHYSICALLY TENDERED HEREBY

(COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)

By completing, executing and delivering this Letter of Transmittal, the undersigned hereby tenders the principal amount of Existing 2013 Notes indicated in the table above entitled “Description of Existing 2013 Notes Tendered.”

SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) of Existing 2013 Notes
X
X

Dated: , 2013

(The above lines must be signed by the registered holder(s) of Existing 2013 Notes as name(s) appear(s) on the Existing 2013 Notes or on a security position listing, or by person(s) authorized to become registered holder(s) by a properly completed bond power from the registered holder(s), a copy of which must be transmitted with this Letter of Transmittal. If Existing 2013 Notes to which this Letter of Transmittal relate are held of record by two or more joint holders, then all such holders must sign this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, then such person must set forth his or her full title below and, unless waived by CEDC, submit evidence satisfactory to CEDC of such person’s authority so to act.

See Instruction 4 regarding the completion of this Letter of Transmittal, printed below.)

Name:
(PLEASE PRINT OR TYPE)
Capacity:
Address:
(INCLUDE ZIP CODE)

Area Code and Telephone Number:

SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 4.

Certain signatures must be guaranteed by an eligible institution.

Signature(s) guaranteed by an eligible institution:

Authorized Signature

Title

Name of Firm

(Address, Including Zip Code)

(Area Code and Telephone Number)

Dated: , 2013

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Procedures for Tendering.

The procedures by which you may tender or cause to be tendered Existing 2013 Notes will depend upon the manner in which you hold the Existing 2013 Notes, as described below.

Existing 2013 Notes Held Through a Nominee

If you are a beneficial owner of Existing 2013 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such Existing 2013 Notes tendered in the CEDC Exchange Offer, you must contact your nominee and instruct the nominee to tender such Existing 2013 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

Existing 2013 Notes Held with DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has Existing 2013 Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Existing 2013 Notes as if you were the “record” or “registered” holder. Accordingly, references herein to “registered holders” and “record holders” include DTC participants with Existing 2013 Notes credited to their accounts. The Exchange Agent will make available its general participant account at DTC for the Existing 2013 Notes for purposes of the CEDC Exchange Offer.

Any participant in DTC may tender Existing 2013 Notes by effecting a book-entry transfer of the Existing 2013 Notes to be tendered in the CEDC Exchange Offer into the account of the Exchange Agent at DTC and either (1) electronically transmitting its acceptance of the CEDC Exchange Offer through DTC’s ATOP procedures for transfer; or (2) completing and signing this Letter of Transmittal and delivering it, together with any signature guarantees and other required documents, to the Exchange Agent at its address on the front cover page of this Letter of Transmittal, in either case before the Expiration Time.

If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering Existing 2013 Notes that the participant has received and agrees to be bound by the terms of this Letter of Transmittal and that CEDC may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the Expiration Time.

Delivery of Letter of Transmittal

This Letter of Transmittal is to be completed by holders if tenders of Existing 2013 Notes are to be made by book-entry transfer to the Exchange Agent’s account at DTC and instructions are not being transmitted through ATOP.

A confirmation of a book-entry transfer into the Exchange Agent’s account at DTC of all Existing 2013 Notes delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or properly transmitted agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein before the Expiration Time.

Delivery of a Letter of Transmittal to DTC will not constitute valid delivery to the Exchange Agent. No Letter of Transmittal should be sent to CEDC or DTC.

The method of delivery of this Letter of Transmittal and all other required documents, including delivery through DTC and any acceptance or agent’s message delivered through ATOP is at the option and risk of the tendering holder. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. Instead of delivery by mail, it is recommended that the holder use an overnight or hand-delivery service. In all cases, sufficient time should be allowed to ensure timely delivery.

Neither CEDC nor the Exchange Agent is under any obligation to notify any tendering holder of CEDC’s acceptance of tendered Existing 2013 Notes prior to the Expiration Time.

2. Amount of Tenders. Tender of Existing 2013 Notes pursuant to the CEDC Exchange Offer will be accepted only in principal amounts equal to $1,000.00 and any integral multiple of $1,000.00 in excess thereof. No fractional shares will be issued in exchange for tendered Existing 2013 Notes and any fractional share amounts due to Holders as a portion of the Consideration will be rounded down to the nearest share. No cash payment will be made in lieu of fractional shares. Book-entry transfers to the Exchange Agent should be made in the exact principal amount of Existing 2013 Notes tendered. No cash will be paid as a result of rounding down to the nearest $1,000. Holders will not be entitled to receive any cash payment with respect to accrued and unpaid interest on Existing 2013 Notes accepted for exchange and any such accrued interest will be forfeited, as the per $1,000 exchange ratio with respect to the CEDC Exchange Offer has been calculated to include accrued interest through March 15, 2013.

3. Signatures on Letter of Transmittal, Instruments of Transfer, Guarantee of Signatures. For purposes of this Letter of Transmittal each of the terms “registered holder” and “record holder” means an actual owner of record as well as any DTC participant that has Existing 2013 Notes credited to its DTC account. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”). Signatures on this Letter of Transmittal need not be guaranteed if:

•

this Letter of Transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the Existing 2013 Notes and the holder(s) has/have not completed either the box entitled “Special Issuance Instructions (Existing 2013 Notes Returned)” or the box entitled “Special Issuance Instructions (Common Stock)” on this Letter of Transmittal; or

•	the Existing 2013 Notes are tendered for the account of an eligible institution.

An eligible institution is one of the following firms or other entities identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (as the terms are defined in such Rule):

•	a bank,

•	a broker dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker,

•	a credit union,

•	a national securities exchange, registered securities association or clearing agency, or

•	a savings institution that is a participant in a Securities Transfer Association recognized program.

If any of the Existing 2013 Notes tendered are held by two or more registered holders, all of the registered holders must sign this Letter of Transmittal.

CEDC will not accept any alternative, conditional, irregular or contingent tenders. By executing this Letter of Transmittal (or a facsimile thereof) or directing DTC to transmit an agent’s message, you waive any right to receive any notice of the acceptance of your Existing 2013 Notes for exchange.

If this Letter of Transmittal or instruments of transfer are signed by trustees, executors, administrators, guardians or attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by CEDC, evidence satisfactory to CEDC of their authority to so act must be submitted with this Letter of Transmittal.

If you are a beneficial owner of Existing 2013 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such Existing 2013 Notes tendered in the CEDC Exchange Offer, you must contact your nominee and instruct the nominee to tender such Existing 2013 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

4. Special Issuance Instructions. (a) If the Existing 2013 Notes are to be registered in the name of a person other than as indicated in the table entitled “Description of Existing 2013 Notes Tendered,” the signer of this Letter of Transmittal should complete the “Special Issuance Instructions (Existing 2013 Notes Returned)” box on this Letter of Transmittal. Otherwise, all Existing 2013 Notes returned by book-entry transfer will be credited to the account at DTC designated above. (b) If the shares of Common Stock are to be registered in the name of a person other than as indicated in the table entitled “Description of Existing 2013 Notes Tendered,” the signer of this Letter of Transmittal should complete the “Special Issuance Instructions (Common Stock)” box on this Letter of Transmittal. Otherwise, all shares of Common Stock issued by book-entry will be credited to the account at DTC designated above.

5. Transfer Taxes. CEDC will pay all transfer taxes, if any, applicable to the transfer and sale of Existing 2013 Notes to CEDC in the CEDC Exchange Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include if tendered Existing 2013 Notes are registered in the name of any person other than the person signing this Letter of Transmittal.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with this Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Existing 2013 Notes tendered by such holder.

6. U.S. Federal Backup Withholding, Form W-9, Form W-8. U.S. federal income tax law requires that a holder of Existing 2013 Notes, whose notes are accepted for exchange, provide the Exchange Agent, as payer, with the holder’s correct taxpayer identification number (“TIN”) or otherwise establish a basis for an exemption from backup withholding. This information should be provided on Internal Revenue Service (“IRS”) Form W-9, which is provided below. In the case of a holder who is an individual, other than a resident alien, the TIN is his or her social security number. For holders other than individuals, the TIN is an employer identification number. A holder must cross out item (2) in Part II on the Form W-9 if such holder is subject to backup withholding. If the holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the holder should write “Applied For” in the space provided for the TIN in Part I of the Form W-9. If “Applied For” is written in the space provided for the TIN in Part I of the Form W-9 and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from all such payments with respect to the Existing 2013 Notes.

Certain holders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding requirements. Exempt holders (other than foreign persons) should furnish their TIN, complete the certification in Part II of the Form W-9, and sign and return the Form W-9 to the Exchange Agent. Each holder that is a foreign person, including entities, must submit an appropriate properly completed Internal Revenue Service Form W-8, certifying, under penalties of perjury, to such holder’s foreign status in order to establish an exemption from backup withholding. An appropriate Form W-8 can be obtained via the Internal Revenue Service website at www.irs.gov or by contacting the Exchange Agent.

If a tendering holder does not provide the Exchange Agent with its correct TIN or an adequate basis for an exemption or an appropriate completed IRS Form W-8, such holder may be subject to backup withholding on payments made in exchange for any Existing 2013 Notes and a penalty imposed by the IRS. Backup withholding is not an additional federal income tax. Rather, the amount of tax withheld will be credited against the federal income tax liability of the holder subject to backup withholding. If backup withholding results in an overpayment of taxes, the taxpayer may obtain a refund from the IRS. Each holder should consult with a tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

To prevent backup withholding, each holder of tendered Existing 2013 Notes must either (1) provide a completed IRS Form W-9 and indicate either (a) its correct TIN, or (b) an adequate basis for an exemption, or (2) provide a completed Form W-8BEN.

CEDC reserves the right in its sole discretion to take all necessary or appropriate measures to comply with its respective obligations regarding backup withholding.

7. Validity of Tenders. All questions concerning the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Existing 2013 Notes will be determined by CEDC in its sole discretion, which determination will be final and binding. CEDC reserves the absolute right to reject any and all tenders of Existing 2013 Notes not in proper form or any Existing 2013 Notes the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. CEDC also reserves the absolute right to waive any defect or irregularity in tenders of Existing 2013 Notes, whether or not similar defects or irregularities are waived in the case of other tendered securities. The interpretation of the terms and conditions of the CEDC Exchange Offer (including this Letter of Transmittal and the instructions hereto) by CEDC shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing 2013 Notes must be cured within such time as CEDC shall determine. None of CEDC, the Exchange Agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of Existing 2013 Notes, nor shall any of them incur any liability for failure to give such notification.

Tenders of Existing 2013 Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Existing 2013 Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the holders, unless otherwise provided in this Letter of Transmittal, as soon as practicable following the Expiration Time or the withdrawal or termination of the CEDC Exchange Offer.

8. Waiver of Conditions. CEDC reserves the absolute right to amend or waive any of the conditions in the CEDC Exchange Offer concerning any Existing 2013 Notes.

9. Withdrawal. Tenders of Existing 2013 Notes may be withdrawn prior to the Expiration Time except to the extent that such withdrawal is limited by other agreements. Any Existing 2013 Note validly withdrawn pursuant to the terms of the CEDC Exchange Offer will not be considered tendered for any purpose unless and until such Existing 2013 Note is again tendered pursuant to this CEDC Exchange Offer. A withdrawal of tenders of Existing 2013 Notes can only be accomplished in accordance with the procedures described in the section entitled “The Exchange Offer and Consent Solicitation—Withdrawal Rights” in the Offering Memorandum.

10. Requests for Assistance or Additional Copies. Questions and requests for assistance and requests for copies of the Offering Memorandum and additional copies of this Letter of Transmittal may be directed to the Information Agent at the following address and telephone number:

THE GARDEN CITY GROUP, INC.

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

In order to tender, a holder of Existing 2013 Notes should send or deliver a properly completed and signed Letter of Transmittal and any other required documents to the Exchange Agent at its address set forth below or tender pursuant to DTC’s Automated Tender Offer Program so as to cause it to be received by the Exchange Agent at the address shown below no later than 11:59 P.M., New York City time, on March 22, 2013.

GLOBAL BONDHOLDER SERVICES CORPORATION

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
Check appropriate box for federal tax classification:
	☐ Individual/sole proprietor	☐ C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate	☐	Exempt payee
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ☐ Other (see instructions) ▶
	Address (number, street, and apt. or suite no.)						Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number
	–	–

Employer identification number
–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

— The U.S. owner of a disregarded entity and not the entity,

— The U.S. grantor or other owner of a grantor trust and not the trust, and

— The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Cat. No. 10231X	Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011)	Page 2

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Form W-9 (Rev. 12-2011)	Page 4

goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
	For this type of account:	Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust
[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Form W-9 (Rev. 12-2011)	Page 3

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties,

ANNEX A

BENEFICIAL OWNER INSTRUCTION LETTER

3.00% CONVERTIBLE SENIOR NOTES DUE 2013

OF

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

On the terms and subject to the conditions set forth in the accompanying offering memorandum dated March 8, 2013 and any supplements or amendments thereto (the “Offering Memorandum”), and this Letter of Transmittal, Central European Distribution Corporation (“CEDC” or the “Company”) is offering in exchange for each $1,000 principal amount of its outstanding Existing 2013 Notes, 8.86 shares of Common Stock.

The Common Stock issued in exchange for Existing 2013 Notes are sometimes referred to in this Letter of Transmittal as the “exchange consideration.” The exchange of the Existing 2013 Notes for the exchange consideration, as contemplated by the Offering Memorandum, is referred to in this Letter of Transmittal as the “CEDC Exchange Offer.”

Enclosed is a copy of the Letter of Transmittal (the “Letter of Transmittal”) setting forth the procedures for tendering Existing 2013 Notes in connection with the CEDC Exchange Offer. These materials are being forwarded to you by the undersigned beneficial owner of the Existing 2013 Notes held of record by you for the undersigned’s account. A tender of such Existing 2013 Notes may only be made by you as the holder of record and pursuant to the undersigned’s instructions.

This letter will instruct you as to the action to be taken by you relating to the CEDC Exchange Offer with respect to the Existing 2013 Notes held by you for the account of the undersigned.

The aggregate face amount of the Existing 2013 Notes held by you for the account of the undersigned is (fill in amount):

$             of the 3.00% Convertible Senior Notes due 2013 with CUSIP No. 153435AA0.

Dated:                     , 2013

Signature(s):

Print Name(s) here:

(Print Address(es)):

(Area Code and Telephone Number(s)):

(Tax Identification or Social Security Number(s)):

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

LETTER OF TRANSMITTAL AND CONSENT

relating to tender of

9.125% SENIOR SECURED NOTES DUE 2016

(CUSIP NO. 15080BAA4)

(CUSIP U1259BAA6)

in exchange for

CASH

and/or

SENIOR SECURED NOTES DUE 2018

and

CONVERTIBLE SENIOR SECURED PIK TOGGLE NOTES DUE 2018

The time by which holders must tender existing 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) in order to receive the consideration described in the accompanying Offering Memorandum and this Letter of Transmittal is 11:59 P.M., New York City time, on March 22, 2013, unless extended (such time and date, as it may be extended, the “Expiration Time”). Holders may withdraw tendered 9.125% Existing 2016 Notes at any time prior to the earlier of (i) the date and time at which CEDC Finance Corporation International, Inc. notifies the trustee under the indenture governing the 9.125% Existing 2016 Notes (the “Existing 2016 Notes Indenture”) that sufficient consents have been received to execute the Supplemental Indenture (as defined in the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement, dated March 8, 2013, provided herewith) and (ii) 5:00 PM New York City time on March 14, 2013 (the “Consent Time”). Each holder of Existing 2016 Notes who delivers its Consents (as defined in the Offering Memorandum), by March 14, 2013 at 5:00 PM, New York time (the “Consent Fee Deadline”), will receive a cash payment equal to 0.50% of the principal amount of Existing 2016 Notes for which Consents were delivered and not withdrawn (the “Consent Fee”) on March 15, 2013 or promptly thereafter. Holders of Existing 2016 Notes who deliver Consents after the Consent Fee Deadline will not be entitled to the Consent Fee. The Consent Fee will only be payable if the Collateral and Guarantee Amendments are approved by of before the Consent Fee Deadline.

Deliver to the Exchange Agent:

GLOBAL BONDHOLDER SERVICES CORPORATION

65 Broadway – Suite 404

New York, New York 10006

6Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the one listed above will not constitute a valid delivery. The instructions accompanying this Letter of Transmittal and Consent (the “Letter of Transmittal”) should be read carefully before this Letter is completed.

The CEDC FinCo Exchange Offer is intended to be exempt from the federal registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) pursuant to the exemption from such registration contained in Section 3(a)(9) thereof, and, therefore, considered a federal “covered security” by Section 18(b)(4)(D) (formerly, Section 18(b)(4)(C)), of the Securities Act. The CEDC FinCo Exchange Offer is exempt from state securities registration by virtue of the preemption as a covered security under Section 18(b)(4)(D) and/or the preemption for “listed securities” under Section 18(b)(1) of the Securities Act.

The offer to consummate the CEDC FinCo Exchange Offer is not being made to, nor will we accept tenders of 9.125% Existing 2016 Notes from, holders in any jurisdiction in which the CEDC FinCo Exchange Offer or acceptance thereof would not be in compliance with the securities or “blue sky” laws of such jurisdiction.

On the terms and subject to the conditions set forth in the accompanying Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Approvals of a Prepackaged Plan of Reorganization, dated March 8, 2013 and any supplements or amendments thereto (the “Offering Memorandum”), and this Letter of Transmittal, CEDC Finance Corporation International, Inc. (“CEDC FinCo” or the “Company”) is offering in exchange for each $1,000 principal amount of its outstanding 9.125% Existing 2016 Notes, (i) cash consideration and/or (ii) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”) and (iii) if applicable, the Consent Fee. Under no circumstances will Holders be entitled to received any cash payment with respect to principal or interest on the 9.125% Existing 2016 Notes tendered, as the per $1,000 exchange ratio with respect to the CEDC FinCo Exchange Offer has been calculated to take account of accrued interest through March 15, 2013. Any such accrued and unpaid principal or interest will be forfeited.

The cash consideration, New Notes and Consent Fee, as applicable, issued in exchange for the 9.125% Existing 2016 Notes are sometimes referred to in this Letter of Transmittal as the “exchange consideration.” The exchange of the 9.125% Existing 2016 Notes for the exchange consideration, as contemplated by the Offering Memorandum, is referred to in this Letter of Transmittal as the “CEDC FinCo Exchange Offer.”

Certain terms used but not otherwise defined in this Letter of Transmittal have the respective meanings given to them in the Offering Memorandum.

This Letter of Transmittal is to be used to tender 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer if such 9.125% Existing 2016 Notes are to be tendered, and accompanying Consents delivered, by effecting a book-entry transfer into the Exchange Agent’s account at The Depository Trust Company (“DTC”) and instructions are not being transmitted through DTC’s Automated Tender Offer Program (“ATOP”). Unless you intend to tender 9.125% Existing 2016 Notes through ATOP, you should complete, execute and deliver this Letter of Transmittal to indicate the action you desire to take with respect to the CEDC FinCo Exchange Offer and/or the Consent Solicitation.

Holders of 9.125% Existing 2016 Notes tendering 9.125% Existing 2016 Notes and thereby delivering their Consents by book-entry transfer to the Exchange Agent’s account at DTC may execute the tender through DTC’s ATOP procedures, and in that case need not complete, execute and deliver this Letter of Transmittal. DTC participants accepting the CEDC FinCo Exchange Offer may transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s account at DTC. DTC will then send an “agent’s message” (as more fully described below) to the Exchange Agent for its acceptance. Delivery of the agent’s message by DTC will satisfy the terms of the CEDC FinCo Exchange Offer as to execution and delivery of a Letter of Transmittal by the DTC participant identified in the agent’s message.

Subject to the terms and conditions of the CEDC FinCo Exchange Offer, the Consent Solicitation and applicable law, CEDC FinCo will deposit with the Exchange Agent, as more fully described in the Offering Memorandum, cash consideration, New Notes (in book-entry form) and the Consent Fee, as applicable, representing the exchange consideration. Assuming the conditions to the CEDC FinCo Exchange Offer and the Consent Solicitation are satisfied or waived, CEDC FinCo will issue New Notes in book-entry form promptly following the Expiration Time.

The Exchange Agent will act as agent for the tendering Holders for the purpose of (i) receiving the cash consideration, New Notes and Consent Fee, as applicable, from CEDC FinCo, and (ii) delivering cash consideration, New Notes (in book-entry form) and Consent Fee, as applicable, to or at the direction of those Holders who exchanged 9.125% Existing 2016 Notes. The Exchange Agent will make these deliveries on the same day it receives cash consideration, the New Notes, and Consent Fee, as applicable, with respect to 9.125% Existing 2016 Notes accepted for exchange, or as soon thereafter as practicable.

The term “Holder” with respect to the CEDC FinCo Exchange Offer means any person in whose name 9.125% Existing 2016 Notes are registered on the books of CEDC FinCo or any other person who has obtained a properly completed bond power from the registered holder. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the CEDC FinCo Exchange Offer and the Consent Solicitation. Holders who wish to tender their 9.125% Existing 2016 Notes and thereby delivering their Consents must complete this Letter of Transmittal in its entirety.

If you are a beneficial owner of 9.125% Existing 2016 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such 9.125% Existing 2016 Notes tendered in the CEDC FinCo Exchange Offer, you must contact your nominee and instruct the nominee to tender such 9.125% Existing 2016 Notes and/or deliver Consents in respect of your 9.125% Existing 2016 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

Please read the entire Letter of Transmittal and the Offering Memorandum carefully before completing this Letter.

The instructions included with this Letter of Transmittal must be followed carefully. Questions and requests for assistance and requests for copies of the Offering Memorandum and additional copies of this Letter of Transmittal may be directed to The Garden City Group, Inc., as the Information Agent, at the following address and telephone number:

The Garden City Group, Inc.

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

To effect a valid tender of 9.125% Existing 2016 Notes through the completion, execution and delivery of this Letter of Transmittal, the undersigned must complete the table entitled “Description of 9.125% Existing 2016 Notes Tendered” below and sign this Letter where indicated.

The New Notes issued in exchange for the 9.125% Existing 2016 Notes will be delivered only in book-entry form through DTC and only to the DTC account of the undersigned or the undersigned’s custodian as specified in the table below. Assuming the conditions to the CEDC FinCo Exchange Offer are satisfied or waived, CEDC FinCo will issue New Notes in book-entry form promptly following the Expiration Time.

Failure to provide the information necessary to effect delivery of the cash consideration, the New Notes and Consent Fee, as applicable, will render a tender defective and CEDC FinCo will have the right, which it may waive, to reject such tender.

List below the 9.125% Existing 2016 Notes to which this Letter of Transmittal relates and (a) specify the Cash Option Consideration (in multiples of $5 per $1,000 principal amount) not greater than $100 nor less than $85 per $1,000 principal amount at which the Existing Notes are being tendered and (b) indicate whether the Holder is delivering Consents with to the Proposed Amendments and Bankruptcy Waiver Amendment (as defined in the Offering Memorandum). If the space provided below is inadequate, list the principal amounts, Cash Option Consideration of the 9.125% Existing 2016 Notes being tendered, if applicable, and whether Consents in respect of such notes are being delivered on a separately executed schedule and affix the schedule to this Letter of Transmittal.

DESCRIPTION OF 9.125% EXISTING 2016 NOTES TENDERED AND CONSENTS DELIVERED

TENDERED EXISTING 2016 NOTE(S)
NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) EXACTLY AS NAME(S) APPEAR(S) ON 9.125% EXISTING 2016 NOTES.	CUSIP NO.	TOTAL PRINCIPAL AMOUNT HELD	PRINCIPAL TENDERED*	IF ELECTING THE CASH OPTION, CASH CONSIDERATION PER $1000 PRINCIPAL AMOUNT IN INCREMENTS OF $10 (NOT GREATER THAN $850 NOR LESS THAN $600**)	CONSENT TO PROPOSED AMENDMENTS AND BANKRUPTCY WAIVER AMENDMENT?***

*       Unless otherwise indicated, any tendering holder of 9.125% Existing 2016 Notes will be deemed to have tendered the entire aggregate principal amount represented by such 9.125% Existing 2016 Notes. The 9.125% Existing 2016 Notes may be tendered and accepted for payment only in principal amounts equal to minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who do not tender all of their notes should ensure that they retain a principal amount of notes amounting to at least the authorized minimum denomination of $100,000 principal amount. Holders who tender their 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer will be deemed to have delivered Consents to the Proposed Amendments.

**     The cash consideration must be in multiples of $10 per $1,000 principal amount, and not greater than $850 nor less than $600 per $1,000 principal amount in accordance with the terms of the Exchange Offer.

***  Holders may deliver Consents in respect of their 9.125% Existing 2016 Notes whether or not they choose to tender their 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer. Delivery of a Consent to the Proposed Amendments must also be accompanied by delivery of the accompanying Ballot (as defined in the Offering Memorandum) indicating such Holders’ vote to accept or reject the Plan of Reorganization (as defined in the Offering Memorandum.

9.125% EXISTING 2016 NOTES AND CONSENTS ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC BY THE FOLLOWING TENDERING INSTITUTION (FOR USE BY ELIGIBLE INSTITUTIONS ONLY):

Name of Tendering
Institution:

Account
Number:

Transaction Code
Number:

By crediting the 9.125% Existing 2016 Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the CEDC FinCo Exchange Offer and the Consent Solicitation, including, if applicable, transmitting to the Exchange Agent an agent’s message in which the Holder of the 9.125% Existing 2016 Notes acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, this Letter of Transmittal, the participant in DTC confirms on behalf of itself and the beneficial owners of such 9.125% Existing 2016 Notes all provisions of this Letter of Transmittal, including all representations and warranties, applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to CEDC Finance Corporation International, Inc. (“CEDC FinCo” or the “Company”), upon the terms and subject to the conditions set forth in the Offering Memorandum and this Letter of Transmittal (collectively, the “Terms and Conditions”), receipt of which is hereby acknowledged, the principal amount or amounts of the Company’s 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) indicated in the “Principal Tendered” column of the table above entitled “Description of 9.125% Existing 2016 Notes Tendered” (or, if nothing is indicated in such column, with respect to the entire aggregate principal amount represented by the 9.125% Existing 2016 Notes indicated in such table).

The undersigned understands and acknowledges that by tendering 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer, the undersigned will be deemed to have consented to the Proposed Amendments and the Bankruptcy Waiver Amendment as described in the Offering Memorandum. The undersigned understands that it may not tender its 9.125% Existing 2016 Notes pursuant to the tender/exchange offer without delivering a Consent to the Proposed Amendments and the Bankruptcy Waiver Amendment. However, the Holder may deliver a Consent to the Proposed Amendments and the Bankruptcy Waiver Amendment without tendering its 9.125% Existing 2016 Notes.

The undersigned understands and acknowledges that, in the event it elects not to tender its 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer, in order to deliver its Consents it must deliver this Letter of Transmittal to the Exchange Agent. In order to receive the Consent Fee, the Exchange Agent must receive delivery of the Consents by the Consent Fee Deadline in accordance with the terms and conditions of the Consent Solicitation as described in the Offering Memorandum.

Additionally, the undersigned understands and acknowledges that in order for its Consent to be accepted by the Exchange Agent, the undersigned must also deliver a Ballot indicating the undersigned’s vote to accept or reject the Plan of Reorganization.

The undersigned understands that CEDC FinCo’s obligation to consummate the CEDC FinCo Exchange Offer for 9.125% Existing 2016 Notes is conditioned on, among other things, 100% of the aggregate principal amount of the 9.125% Existing 2016 Notes (the “Minimum Tender Condition”) having been validly tendered for exchange and not withdrawn.

Any 9.125% Existing 2016 Note or Consent withdrawn pursuant to the terms of the CEDC FinCo Exchange Offer or the Consent Solicitation, as the case may be, will not be considered tendered for any purpose unless and until such 9.125% Existing 2016 Note or Consent, as the case may be, is again tendered and/or delivered, as the case may be, pursuant to the CEDC FinCo Exchange Offer or the Consent Solicitation.

The undersigned understands that, upon the terms and subject to the conditions of the CEDC FinCo Exchange Offer, 9.125% Existing 2016 Notes properly tendered and accepted will be exchanged for the exchange consideration. The undersigned further understands that by executing and delivering this Letter of Transmittal (and/or by accepting the CEDC FinCo Exchange Offer through DTC’s ATOP procedures), it has agreed to exchange the 9.125% Existing 2016 Notes shown as being tendered above under “Description of 9.125% Existing 2016 Notes Tendered” (or on DTC’s agent’s message if tendering under the ATOP procedures).

The undersigned understands that, under certain circumstances, CEDC FinCo may not be required to accept any of the 9.125% Existing 2016 Notes tendered (including any such 9.125% Existing 2016 Notes tendered after the Expiration Time). If any 9.125% Existing 2016 Notes are not accepted for exchange for any reason, such unexchanged 9.125% Existing 2016 Notes will be returned without expense to the undersigned’s account at DTC or such other account as designated herein pursuant to the book-entry transfer procedures described in this Letter of Transmittal (including without limitation under the heading “Instructions Forming Part of the Terms and

Conditions of the Exchange Transaction”) as promptly as practicable after the expiration or termination of the CEDC FinCo Exchange Offer.

Subject to, and effective upon, acceptance for exchange of, and payment for, the principal amount of 9.125% Existing 2016 Notes tendered hereby upon the terms and subject to the conditions of the CEDC FinCo Exchange Offer, the undersigned hereby:

(1)	sells, assigns and transfers to or upon the order of CEDC FinCo, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of, such 9.125% Existing 2016 Notes;

(2)	waives any and all rights with respect to such 9.125% Existing 2016 Notes (including any existing or past defaults and their consequences in respect of such 9.125% Existing 2016 Notes); and

(3)	releases and discharges CEDC FinCo and the trustee under the indenture governing the 9.125% Existing 2016 Notes from any and all claims the undersigned may have now or in the future, arising out of or related to such 9.125% Existing 2016 Notes, including any claims that the undersigned is entitled to receive additional principal or interest payments with respect to such 9.125% Existing 2016 Notes (other than as expressly provided in the Offering Memorandum and in this Letter of Transmittal) or to participate in any redemption or defeasance of such 9.125% Existing 2016 Notes.

The undersigned understands that tenders of 9.125% Existing 2016 Notes and/or deliveries of Consents pursuant to any of the procedures described in this Letter of Transmittal (including without limitation under the heading “Instructions Forming Part of the Terms and Conditions of the Exchange Offer”), if and when accepted by CEDC FinCo, will constitute a binding agreement between the undersigned and CEDC FinCo upon the Terms and Conditions.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the 9.125% Existing 2016 Notes tendered hereby (with full knowledge that the Exchange Agent also acts as the agent of CEDC FinCo) with full powers of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(1)	transfer ownership of such 9.125% Existing 2016 Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity to or upon the order of CEDC FinCo;

(2)	present such 9.125% Existing 2016 Notes for transfer of ownership on the books of CEDC FinCo; and

(3)	receive all benefits and otherwise exercise all rights of beneficial ownership of such 9.125% Existing 2016 Notes, all in accordance with the terms of the CEDC FinCo Exchange Offer, as set forth in the Offering Memorandum and this Letter of Transmittal.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

The undersigned hereby represents, warrants and agrees as follows:

(1)	The undersigned has full power and authority to tender the 9.125% Existing 2016 Notes tendered hereby and to sell, assign and transfer all right, title and interest in and to such 9.125% Existing 2016 Notes.

(2)

The 9.125% Existing 2016 Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and upon acceptance of such 9.125% Existing 2016 Notes by CEDC FinCo, CEDC FinCo will acquire good, indefeasible and unencumbered title to such 9.125% Existing 2016 Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the same are accepted by CEDC FinCo.

(3)	The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or CEDC FinCo to be necessary or desirable to complete the sale, assignment and transfer of the 9.125% Existing 2016 Notes tendered hereby.

(4)	The CEDC FinCo Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(D) of the Securities Act. Note, however, that the New Notes we issue to you in exchange for your 9.125% Existing 2016 Notes will be subject to the same transfer restrictions such 9.125% Existing 2016 Notes were subject to immediately prior to being tendered.

The undersigned acknowledges that:

(1)	None of CEDC FinCo, the Exchange Agent, the Information Agent, or any person acting on behalf of any of the foregoing has made any statement, representation, or warranty, express or implied, to it with respect to CEDC FinCo or the offer or sale of any New Notes, other than the information included in the Offering Memorandum and this Letter of Transmittal (in each case, as may be amended or supplemented prior to the Expiration Time).

(2)	Any information it desires concerning CEDC FinCo and the New Notes or any other matter relevant to its decision to participate in the CEDC FinCo Exchange Offer is or has been made available to the undersigned.

(3)	The information provided in the Offering Memorandum and Disclosure Statement and the Ballot is provided solely by CEDC and CEDC Finco and that neither the trustee or the security agents under the Existing 2016 Notes Indenture nor the trustees or the security agents under the indentures governing the New Notes has made any representation or warranty, express or implied, or assumed any responsibility, as to the accuracy or adequacy of the Offering Memorandum and Disclosure Statement and the Ballot or otherwise made any statement, representation or warranty, express or implied, with respect to CEDC, CEDC FinCo, the CEDC FinCo Exchange Offer, the Consent Solicitation or the Plan of Reorganization, including, without limitation, any recommendation as to whether it should participate in the CEDC FinCo Exchange Offer, deliver Consents or vote with respect to the Plan of Reorganization.

(4)	CEDC FinCo, the trustees and the security agents under the indentures governing the 9.125% Existing 2016 Notes and the New Notes, respectively, will rely upon the truth and accuracy of the acknowledgements, representations and agreements set forth herein.

(5)	The terms and conditions of the CEDC FinCo Exchange Offer and the Consent Solicitation shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly.

(6)	You may not withdraw 9.125% Existing 2016 Notes tendered in the CEDC FinCo Exchange Offer or Consents delivered in the Consent Solicitation after the Consent Time. See “The Exchange Offers and the Consent Solicitation—Withdrawal Rights” in the Offering Memorandum.

(7)	The CEDC FinCo Exchange Offer is being made to it in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act and an exemption from state securities law requirements pursuant to Section 18(b)(4)(D) of the Securities Act. As a result, the consideration issued to it in exchange for its 9.125% Existing 2016 Notes may be subject to transfer restrictions. If the 9.125% Existing 2016 Notes it tenders in the exchange are freely tradable, the New Notes can be transferred freely. If, however, any or all of the 9.125% Existing 2016 Notes it tenders are subject to transfer restrictions, for example by virtue of it being an “affiliate” of the Company, within the meaning of Rule 144 under the Securities Act, the New Notes, if any, will be subject to the same transfer restrictions such 9.125% Existing 2016 Notes were subject to immediately prior to being tendered.

Unless otherwise indicated under “Special Issuance Instructions (9.125% Existing 2016 Notes Returned),” please credit the DTC account specified herein for any book-entry transfers of 9.125% Existing 2016 Notes not accepted for exchange. If the “Special Issuance Instructions (9.125% Existing 2016 Notes Returned)” are completed, please credit the DTC account specified for any book-entry transfers of 9.125% Existing 2016 Notes not accepted for exchange, in the name of the person or account indicated under “Special Issuance Instructions.”

Unless otherwise indicated under “Special Issuance Instructions (Cash Option Consideration, New Notes and Consent Fee),” please credit the DTC account specified herein for any book-entry issuances of New Notes and checks for the cash consideration and the Consent Fee, as applicable. If the “Special Issuance Instructions (Cash Option Consideration, New Notes and Consent Fee)” are completed, please credit the DTC account specified for any book-entry issuances of New Notes and/or checks for the cash consideration and the Consent Fee, in the name of the person or account indicated under “Special Issuance Instructions (Cash Option Consideration, New Notes and Consent Fee).”

The undersigned recognizes that CEDC FinCo has no obligations under the “Special Issuance Instructions (9.125% Existing 2016 Notes Returned)” provisions of this Letter of Transmittal to effect the transfer of any 9.125% Existing 2016 Notes from the holder(s) thereof if CEDC FinCo does not accept for exchange any of the principal amount of the 9.125% Existing 2016 Notes tendered pursuant to this Letter of Transmittal.

The acknowledgments, representations, warranties and agreements of a holder tendering 9.125% Existing 2016 Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Time and the effective Settlement Date.

SPECIAL ISSUANCE INSTRUCTIONS

(9.125% Existing 2016 Notes Returned)

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY if 9.125% Existing 2016 Notes tendered by book-entry transfer that are not accepted for exchange are to be returned by credit to an account maintained at DTC other than the account indicated above. Issue 9.125% Existing 2016 Notes to:

Name:
(PLEASE PRINT OR TYPE)
Address:

(INCLUDE ZIP CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)
(Please also complete Substitute Form W-9)

[ ]	Credit unexchanged 9.125% Existing 2016 Notes delivered by book-entry transfer to DTC account number set forth below:
DTC account number:

SPECIAL ISSUANCE INSTRUCTIONS

(Cash Option Consideration, New Notes and Consent Fee)

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY if New cash consideration and the Notes issued by book-entry, and/or checks constituting the Consent Fee as applicable are to be credited to an account maintained at DTC other than the account indicated above.

Issue

☐	New Notes

☐	Checks to:

Name:
(PLEASE PRINT OR TYPE)
Address:

(INCLUDE ZIP CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

IMPORTANT:

PLEASE SIGN HERE WHETHER OR NOT 9.125% EXISTING 2016 NOTES ARE BEING PHYSICALLY TENDERED HEREBY

(COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)

By completing, executing and delivering this Letter of Transmittal, the undersigned hereby tenders the principal amount of 9.125% Existing 2016 Notes indicated in the table above entitled “Description of 9.125% Existing 2016 Notes Tendered.”

SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) of 9.125% Existing 2016 Notes

X
X

Dated: , 2013

(The above lines must be signed by the registered holder(s) of 9.125% Existing 2016 Notes as name(s) appear(s) on the 9.125% Existing 2016 Notes or on a security position listing, or by person(s) authorized to become registered holder(s) by a properly completed bond power from the registered holder(s), a copy of which must be transmitted with this Letter of Transmittal. If 9.125% Existing 2016 Notes to which this Letter of Transmittal relate are held of record by two or more joint holders, then all such holders must sign this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, then such person must set forth his or her full title below and, unless waived by CEDC FinCo, submit evidence satisfactory to CEDC FinCo of such person’s authority so to act.

See Instruction 4 regarding the completion of this Letter of Transmittal, printed below.)

Name:
(PLEASE PRINT OR TYPE)
Capacity:
Address:
(INCLUDE ZIP CODE)

Area Code and Telephone Number:

SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 4.

Certain signatures must be guaranteed by an eligible institution.

Signature(s) guaranteed by an eligible institution:

Authorized Signature

Title

Name of Firm

(Address, Including Zip Code)

(Area Code and Telephone Number)

Dated: , 2013

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. Procedures for Tendering.

The procedures by which you may tender or cause to be tendered 9.125% Existing 2016 Notes will depend upon the manner in which you hold the 9.125% Existing 2016 Notes, as described below.

9.125% Existing 2016 Notes Held Through a Nominee

If you are a beneficial owner of 9.125% Existing 2016 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such 9.125% Existing 2016 Notes tendered in the CEDC FinCo Exchange Offer, you must contact your nominee and instruct the nominee to tender such 9.125% Existing 2016 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

9.125% Existing 2016 Notes Held with DTC

Pursuant to authority granted by DTC, if you are a DTC participant that has 9.125% Existing 2016 Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your 9.125% Existing 2016 Notes as if you were the “record” or “registered” holder. Accordingly, references herein to “registered holders” and “record holders” include DTC participants with 9.125% Existing 2016 Notes credited to their accounts. The Exchange Agent will make available its general participant account at DTC for the 9.125% Existing 2016 Notes for purposes of the CEDC FinCo Exchange Offer.

Any participant in DTC may tender 9.125% Existing 2016 Notes by effecting a book-entry transfer of the 9.125% Existing 2016 Notes to be tendered in the CEDC FinCo Exchange Offer into the account of the Exchange Agent at DTC and either (1) electronically transmitting its acceptance of the CEDC FinCo Exchange Offer through DTC’s ATOP procedures for transfer; or (2) completing and signing this Letter of Transmittal and delivering it, together with any signature guarantees and other required documents, to the Exchange Agent at its address on the front cover page of this Letter of Transmittal, in either case before the Expiration Time.

If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering 9.125% Existing 2016 Notes that the participant has received and agrees to be bound by the terms of this Letter of Transmittal and that CEDC FinCo may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the Expiration Time.

Delivery of Letter of Transmittal

This Letter of Transmittal is to be completed by holders if tenders of 9.125% Existing 2016 Notes are to be made, and Consents delivered, by book-entry transfer to the Exchange Agent’s account at DTC and instructions are not being transmitted through ATOP.

A confirmation of a book-entry transfer into the Exchange Agent’s account at DTC of all 9.125% Existing 2016 Notes delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or properly transmitted agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein before the Expiration Time.

Delivery of a Letter of Transmittal to DTC will not constitute valid delivery to the Exchange Agent. No Letter of Transmittal should be sent to CEDC FinCo or DTC.

The method of delivery of this Letter of Transmittal and all other required documents, including delivery through DTC and any acceptance or agent’s message delivered through ATOP is at the option and risk of the tendering holder. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. Instead of delivery by mail, it is recommended that the holder use an overnight or hand-delivery service. In all cases, sufficient time should be allowed to ensure timely delivery.

Neither CEDC FinCo nor the Exchange Agent is under any obligation to notify any tendering holder of CEDC FinCo’s acceptance of tendered 9.125% Existing 2016 Notes prior to the Expiration Time.

2. Delivery of New Notes. New Notes issued in exchange for 9.125% Existing 2016 Notes will be delivered only in book-entry form through DTC and only to the DTC account of the tendering holder or the tendering holder’s custodian. Accordingly, the appropriate DTC participant name and number (along with any other required account information) to permit such delivery must be provided in the table entitled “Description of 9.125% Existing 2016 Notes Tendered.” Failure to do so will render a tender of 9.125% Existing 2016 Notes defective and CEDC FinCo will have the right, which it may waive, to reject such tender. Holders who anticipate tendering by a method other than through DTC are urged to promptly contact a bank, broker or other intermediary (that has the facility to hold securities custodially through DTC) to arrange for receipt of any New Notes delivered pursuant to the CEDC FinCo Exchange Offer and to obtain the information necessary to complete the table.

3. Amount of Tenders. Tender of 9.125% Existing 2016 Notes pursuant to the CEDC FinCo Exchange Offer will be accepted only in principal amounts equal to minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. No fractional shares will be issued in exchange for tendered 9.125% Existing 2016 Notes and any fractional share amounts due to Holders as a portion of the Consideration will be rounded down to the nearest share. No cash payment will be made in lieu of fractional shares. New Secured Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. New Secured Notes will not be issued in increments of less than $1,000 and the principal amounts of the New Secured Notes payable to a holder of 9.125% Existing 2016 Notes in the CEDC FinCo Exchange Offer will be rounded down to the nearest $1,000. No cash will be paid as a result of rounding down to the nearest $1,000. Holders electing the New Notes Option will not be entitled to receive any cash payment with respect to accrued and unpaid interest on 9.125% Existing 2016 Notes accepted for exchange and any such accrued interest will be forfeited, as the per $1,000 exchange ratio with respect to the CEDC FinCo Exchange Offer has been calculated to include accrued interest through March 15, 2013. Book-entry transfers to the Exchange Agent should be made in the exact principal amount of 9.125% Existing 2016 Notes tendered.

4. Signatures on Letter of Transmittal, Instruments of Transfer, Guarantee of Signatures. For purposes of this Letter of Transmittal each of the terms “registered holder” and “record holder” means an actual owner of record as well as any DTC participant that has 9.125% Existing 2016 Notes credited to its DTC account. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”). Signatures on this Letter of Transmittal need not be guaranteed if:

•

this Letter of Transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the 9.125% Existing 2016 Notes and the holder(s) has/have not completed either the box entitled “Special Issuance Instructions (9.125% Existing 2016 Notes Returned)” or the box entitled “Special Issuance Instructions (Cash Consideration, New Notes and Consent Fee)” on this Letter of Transmittal; or

•	the 9.125% Existing 2016 Notes are tendered for the account of an eligible institution.

An eligible institution is one of the following firms or other entities identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (as the terms are defined in such Rule):

•	a bank,

•	a broker dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker,

•	a credit union,

•	a national securities exchange, registered securities association or clearing agency, or

•	a savings institution that is a participant in a Securities Transfer Association recognized program.

If any of the 9.125% Existing 2016 Notes tendered are held by two or more registered holders, all of the registered holders must sign this Letter of Transmittal.

CEDC FinCo will not accept any alternative, conditional, irregular or contingent tenders. By executing this Letter of Transmittal (or a facsimile thereof) or directing DTC to transmit an agent’s message, you waive any right to receive any notice of the acceptance of your 9.125% Existing 2016 Notes for exchange.

If this Letter of Transmittal or instruments of transfer are signed by trustees, executors, administrators, guardians or attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by CEDC FinCo, evidence satisfactory to CEDC FinCo of their authority to so act must be submitted with this Letter of Transmittal.

If you are a beneficial owner of 9.125% Existing 2016 Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, this Letter of Transmittal is being furnished to you for your information only. If you desire to have such 9.125% Existing 2016 Notes tendered in the CEDC FinCo Exchange Offer, you must contact your nominee and instruct the nominee to tender such 9.125% Existing 2016 Notes on your behalf. You may use the “Beneficial Owner Instruction Letter” attached to this Letter of Transmittal as Annex A for this purpose.

5. Special Issuance Instructions. (a) If the 9.125% Existing 2016 Notes are to be registered in the name of a person other than as indicated in the table entitled “Description of 9.125% Existing 2016 Notes Tendered,” the signer of this Letter of Transmittal should complete the “Special Issuance Instructions (9.125% Existing 2016 Notes Returned)” box on this Letter of Transmittal. Otherwise, all 9.125% Existing 2016 Notes returned by book-entry transfer will be credited to the account at DTC designated above. (b) If the Cash Consideration, New Notes and Consent Fee, as applicable, are to be registered in the name of a person other than as indicated in the table entitled “Description of 9.125% Existing 2016 Notes Tendered,” the signer of this Letter of Transmittal should complete the “Special Issuance Instructions (Cash Consideration, New Notes and Consent Fee)” box on this Letter of Transmittal. Otherwise, all New Notes issued by book-entry will be credited to the account at DTC designated above.

6. Transfer Taxes. CEDC FinCo will pay all transfer taxes, if any, applicable to the transfer and sale of 9.125% Existing 2016 Notes to CEDC FinCo in the CEDC FinCo Exchange Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Notes in book-entry form are to be registered or issued in the name of any person other than the person signing this Letter of Transmittal, or

•	if tendered 9.125% Existing 2016 Notes are registered in the name of any person other than the person signing this Letter of Transmittal.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with this Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the 9.125% Existing 2016 Notes tendered by such holder.

7. U.S. Federal Backup Withholding, Form W-9, Form W-8. U.S. federal income tax law requires that a holder of 9.125% Existing 2016 Notes, whose notes are accepted for exchange, provide the Exchange Agent, as payer, with the holder’s correct taxpayer identification number (“TIN”) or otherwise establish a basis for an exemption from backup withholding. This information should be provided on Internal Revenue Service (“IRS”) Form W-9, which is provided below. In the case of a holder who is an individual, other than a resident alien, the TIN is his or her social security number. For holders other than individuals, the TIN is an employer identification number. A holder must cross out item (2) in Part II on the Form W-9 if such holder is subject to backup withholding. If the holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the holder should write “Applied For” in the space provided for the TIN in Part I of the Form W-9. If “Applied For” is written in the space provided for the TIN in Part I of the Form W-9 and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from all such payments with respect to the 9.125% Existing 2016 Notes.

Certain holders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding requirements. Exempt holders (other than foreign persons) should furnish their TIN, complete the certification in Part II of the Form W-9, and sign and return the Form W-9 to the Exchange Agent. Each holder that is a foreign person, including entities, must submit an appropriate properly completed Internal Revenue Service Form W-8, certifying, under penalties of perjury, to such holder’s foreign status in order to establish an exemption from backup withholding. An appropriate Form W-8 can be obtained via the Internal Revenue Service website at www.irs.gov or by contacting the Exchange Agent.

If a tendering holder does not provide the Exchange Agent with its correct TIN or an adequate basis for an exemption or an appropriate completed IRS Form W-8, such holder may be subject to backup withholding on payments made in exchange for any 9.125% Existing 2016 Notes and a penalty imposed by the IRS. Backup withholding is not an additional federal income tax. Rather, the amount of tax withheld will be credited against the federal income tax liability of the holder subject to backup withholding. If backup withholding results in an overpayment of taxes, the taxpayer may obtain a refund from the IRS. Each holder should consult with a tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

To prevent backup withholding, each holder of tendered 9.125% Existing 2016 Notes must either (1) provide a completed IRS Form W-9 and indicate either (a) its correct TIN, or (b) an adequate basis for an exemption, or (2) provide a completed Form W-8BEN.

CEDC FinCo reserves the right in its sole discretion to take all necessary or appropriate measures to comply with its respective obligations regarding backup withholding.

8. Validity of Tenders and Consents. All questions concerning the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered 9.125% Existing 2016 Notes and delivered Consents will be determined by CEDC FinCo in its sole discretion, which determination will be final and binding. CEDC FinCo reserves the absolute right to reject any and all tenders of 9.125% Existing 2016 Notes or Consents delivered not in proper form or any 9.125% Existing 2016 Notes the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. CEDC FinCo also reserves the absolute right to waive any defect or irregularity in tenders of 9.125% Existing 2016 Notes or Consents delivered, whether or not similar defects or irregularities are waived in the case of other tendered securities. The interpretation of the terms and conditions of the CEDC FinCo Exchange Offer or the Consent Solicitation, as applicable, (including this Letter of Transmittal and the instructions hereto) by CEDC FinCo shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of 9.125% Existing 2016 Notes or Consents delivered must be cured within such time as CEDC FinCo shall determine. None of CEDC FinCo, the Exchange Agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of 9.125% Existing 2016 Notes or Consents delivered, nor shall any of them incur any liability for failure to give such notification.

Tenders of 9.125% Existing 2016 Notes or Consents delivered will not be deemed to have been made until such defects or irregularities have been cured or waived. Any 9.125% Existing 2016 Notes or Consents received by the Exchange Agent that are not validly tendered or delivered, as applicable, and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the holders, unless otherwise provided in this Letter of Transmittal, as soon as practicable following the Expiration Time or the withdrawal or termination of the CEDC FinCo Exchange Offer or the Consent Solicitation.

9. Waiver of Conditions. CEDC FinCo reserves the absolute right to amend or waive any of the conditions in the CEDC FinCo Exchange Offer or the Consent Solicitation concerning any 9.125% Existing 2016 Notes subject to the terms and conditions set forth in the Offering Memorandum.

10. Withdrawal. Tenders of 9.125% Existing 2016 Notes and/or Consents delivered may be withdrawn prior to the Consent Time except to the extent that such withdrawal is limited by other agreements. Any 9.125% Existing 2016 Note or Consents delivered validly withdrawn pursuant to the terms of the CEDC FinCo Exchange Offer and/or Consents delivered will not be considered tendered or delivered for any purpose unless and until such 9.125% Existing 2016 Note or Consent is again tendered or delivered pursuant to the CEDC FinCo Exchange Offer or the Consent Solicitation. A withdrawal of tenders of 9.125% Existing 2016 Notes can only be accomplished in accordance with the procedures described in the section entitled “The Exchange Offer and Consent Solicitation—Withdrawal Rights” in the Offering Memorandum.

11. Requests for Assistance or Additional Copies. Questions and requests for assistance and requests for copies of the Offering Memorandum and additional copies of this Letter of Transmittal may be directed to the Information Agent at the following address and telephone number:

THE GARDEN CITY GROUP, INC.

By Mail:	By Hand Delivery or Overnight Courier:

CEDC Case Administration c/o GCG, Inc. P.O. Box 9968 Dublin, OH 43017-5968	CEDC Case Administration c/o GCG 5151 Blazer Parkway Suite A Dublin, OH 43017

By Email: CEDCoffering@gcginc.com	By Facsimile: (614) 553-1327

In order to tender and/or delivered Consents, a holder of 9.125% Existing 2016 Notes should send or deliver a properly completed and signed Letter of Transmittal and any other required documents to the Exchange Agent at its address set forth below or tender pursuant to DTC’s Automated Tender Offer Program so as to cause it to be received by the Exchange Agent at the address shown below no later than 11:59 P.M., New York City time, on March 22, 2013.

GLOBAL BONDHOLDER SERVICES CORPORATION

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
Check appropriate box for federal tax classification:
	☐ Individual/sole proprietor	☐ C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate	☐	Exempt payee
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ☐ Other (see instructions) ▶
	Address (number, street, and apt. or suite no.)						Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number
	–	–

Employer identification number
–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

— The U.S. owner of a disregarded entity and not the entity,

— The U.S. grantor or other owner of a grantor trust and not the trust, and

— The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Cat. No. 10231X	Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011)	Page 2

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Form W-9 (Rev. 12-2011)	Page 4

goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
	For this type of account:	Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust
[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Form W-9 (Rev. 12-2011)	Page 3

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties,

ANNEX A

BENEFICIAL OWNER INSTRUCTION LETTER

9.125% SENIOR SECURED NOTES DUE 2016

OF

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

On the terms and subject to the conditions set forth in the accompanying Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement, dated March 8, 2013 and any supplements or amendments thereto (the “Offering Memorandum”), and this Letter of Transmittal, CEDC Finance Corporation International, Inc. (“CEDC FinCo” or the “Company”) is offering in exchange: for each $1,000 principal amount of its outstanding 9.125% Existing 2016 Notes, (i) cash consideration and/or (ii) new Senior Secured Notes due 2018 (the “New Secured Notes”) and new Convertible Secured PIK Toggle Notes due 2018 (the “New Convertible Secured Notes” and, together with the New Secured Notes, the “New Notes”) and (iii) a cash payment equal to 0.50% of principal amount of 9.125% Existing 2016 Notes for which Consents were delivered and not withdrawn prior to the Consent Fee Deadline (“Consent Fee”).

The Cash Consideration, New Notes and Consent Fee issued in exchange for 9.125% Existing 2016 Notes are sometimes referred to in the Letter of Transmittal as the “exchange consideration.” The exchange of the 9.125% Existing 2016 Notes for the exchange consideration, as contemplated by the Offering Memorandum, is referred to in this Letter of Transmittal as the “CEDC FinCo Exchange Offer.”

Enclosed is a copy of the Letter of Transmittal (the “Letter of Transmittal”) setting forth the procedures for tendering 9.125% Existing 2016 Notes and delivering Consents in connection with the CEDC FinCo Exchange Offer and the Consent Solicitation. These materials are being forwarded to you by the undersigned beneficial owner of the 9.125% Existing 2016 Notes held of record by you for the undersigned’s account. A tender of such 9.125% Existing 2016 Notes and delivery of Consents may only be made by you as the holder of record and pursuant to the undersigned’s instructions.

This letter will instruct you as to the action to be taken by you relating to the CEDC FinCo Exchange Offer and the Consent Solicitation with respect to the 9.125% Existing 2016 Notes held by you for the account of the undersigned.

The aggregate face amount of the 9.125% Existing 2016 Notes held by you for the account of the undersigned is (fill in amount):

$            of the 9.125% Senior Secured Notes due 2016 with CUSIP No. 15080BAA4.

Dated:                     , 2013

Signature(s):

Print Name(s) here:

(Print Address(es)):

(Area Code and Telephone Number(s)):

(Tax Identification or Social Security Number(s)):

APPENDIX D

PROJECTIONS

Appendix D-1

Financial Projections

For purposes of assisting holders of Existing Notes determine whether to accept or reject the Plan of Reorganization, the Projections were prepared by management of CEDC. The Projections reflect CEDC’s estimate of the expected consolidated financial position, results of operations, and cash flows of CEDC for fiscal years 2013 – 2017, including preliminary operating results for 2012. Accordingly, the Projections reflect management’s judgment, as of the date of this Offering Memorandum, of expected future operating and business conditions, which are subject to change.

CEDC does not, as a matter of course, publish its business plans and strategies or forward looking projections of financial position, results from operations, and cash flows. Accordingly, CEDC does not anticipate that it will, and disclaims any obligation to, furnish updated business plans or projections to the holders of Claims or equity interests after the date of this Offering Memorandum exhibit, or to include such information in documents required to be filed with the Securities and Exchange Commission (the “SEC”) or to otherwise make such information public.

All estimates and assumptions shown in the Projections were developed by management with assistance from various professionals. The assumptions disclosed herein are those that CEDC believes to be significant to the Projections. The Projections are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although CEDC is of the opinion that these assumptions are reasonable under the circumstances, such assumptions are subject to significant uncertainties, such as (i) spirit consumption volumes in Poland and Russia; (ii) currency movement, particularly of the Ruble, which directly impacts ability to service U.S. dollar / euro denominated debt; (iii) ability to pass through onto the customer the excise tax and production cost increases; (iv) growth in the non-duty paid spirits market; and (v) the ability for CEDC to fund working capital through local credit lines, secure bank guarantees and factoring required to support normal business activities. Despite CEDC’s efforts to foresee and plan for the effects of changes in these circumstances, CEDC cannot predict their impact with certainty. Consequently, actual financial results could vary significantly from projected results.

THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY CEDC OR ANY OTHER PERSON AS TO THE ACCURACY OF THE PROJECTIONS OR THAT ANY PROJECTIONS SET FORTH HEREIN WILL BE REALIZED.

THE PROJECTED FINANCIAL INFORMATION WAS PREPARED BY CEDC; IT HAS NOT BEEN AUDITED OR REVIEWED BY INDEPENDENT ACCOUNTANTS. THE SIGNIFICANT ASSUMPTIONS USED IN THE PREPARATION OF THE PROJECTIONS ARE STATED BELOW.

THE PROJECTIONS SHOULD BE READ IN CONJUNCTION WITH THE ASSUMPTIONS AND QUALIFICATIONS CONTAINED HEREIN, THE RISK FACTORS DESCRIBED IN THE OFFERING MEMORANDUM UNDER THE HEADING “RISK FACTORS” AND THE HISTORICAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE AS PART OF THE OFFERING MEMORANDUM.

Please note that the transactions contemplated in this Offering Memorandum may not be accounted for in accordance with “fresh start” accounting rules as per the American Institute of Certified Public Accountant’s Statement of Position 90-7, therefore the Projections do not reflect any “fresh start” adjustments.

The following Projections are included herein:

•	Projected Consolidated Statements of Income of CEDC for each of the fiscal years ending December 31st for the period from 2012 through 2017.

•	Projected Consolidated Statements of Cash Flow of CEDC for each of the fiscal years ending December 31st for the period from 2013 through 2017.

The Projections have been prepared on the basis of generally accepted accounting principles consistent with those currently utilized by CEDC in the preparation of its consolidated financial statements, unless noted in the following assumptions. The Projections should be read in conjunction with the significant assumptions, qualifications and notes set forth below.

WHILE CEDC BELIEVES THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT ANY PROJECTIONS WILL BE REALIZED.

A.	GENERAL ASSUMPTIONS

FY 2013 – 2017 PLAN PROJECTIONS—MAJOR ASSUMPTIONS

The Business Plan assumes certain specific economic and business conditions for the FY 2013 – FY 2017 period, with general assumptions based upon future industry volume indicators, historic growth and estimated directions of specific brands and markets based on information available.

The Projections also reflect interest on the Sibirsky Credit Facility through the projection period. This loan is scheduled to mature in one year; however, RTL has agreed that the facility will roll over annually if required. To the extent CEDC is able to further increase its local lines to historic levels, the Company’s liquidity would materially improve beyond what is reflected in the Projections.

General:

•

Methodology: The Projected Consolidated Statements of Income, capital expenditures and working capital were built on a “bottoms-up” basis for the operating business units (by region and / or operating segment in local currencies).

•	Effective Date: The Projections are based on the assumption that the Exchange Offers were consummated on January 1, 2013.

•	Industry: Please refer to the section in the Offering Memorandum under the heading “Business” for an overview of CEDC’s businesses.

Projected Consolidated Statement of Operations:

•

Currency: CEDC operates in Russia, Poland, Ukraine and Hungary with in excess of 90% of balance sheet debt denominated in U.S. dollars and the Euro while less than 1% of revenue is generated in U.S. dollars. The Projections are therefore reflective of the most recent consensus forward exchange rates provided by Bloomberg to convert the local currencies into USD. Given their volatility, applying the projected currency rates has a negative effect on the operating performance as the local currencies are currently projected to weaken versus the U.S. dollar.

•

Revenues: Revenue estimates for the business units are based upon several factors including management’s estimate of CEDC’s ability to retain and modestly grow market share in a projected declining domestic vodka market in Poland and Russia coupled with growth in the export market. Despite the continued increase in excise taxes (with a 33% increase in effect as of January 1, 2013 following two increases in 2012), management anticipates being able to pass-through this increase to its customers in the form of higher prices for its core brands. The Projections assume continued increases in excise taxes in Russia on an annual basis through the projection period.

	Unaudited Projected Segment Details
($ in millions)	Fiscal Year Ending December 31,
	2012	2013	2014	2015	2016	2017
Segment Revenues
Gross Revenue—Russia	$1,084.3	$1,332.5	$1,504.6	$1,639.2	$1,757.9	$1,870.2
Net Revenue—Russia	519.6	630.2	655.8	673.0	697.1	723.5
Gross Revenue % of Total	53.1%	58.3%	59.8%	61.4%	62.6%	63.1%
Ratio of Net Revenue to Gross Revenue	47.9%	47.3%	43.6%	41.1%	39.7%	38.7%

Gross Revenue—Poland	$824.9	$821.6	$869.5	$877.8	$887.4	$912.7
Net Revenue—Poland	250.7	253.4	258.1	266.2	275.0	290.6
Gross Revenue % of Total	40.4%	35.9%	34.6%	32.9%	31.6%	30.8%
Ratio of Net Revenue to Gross Revenue	30.4%	30.8%	29.7%	30.3%	31.0%	31.8%

Gross Revenue—Other	$131.0	$132.2	$141.6	$151.0	$164.4	$180.1
Net Revenue—Other	66.1	64.5	68.0	71.0	76.2	81.7
Gross Revenue % of Total	6.4%	5.8%	5.6%	5.7%	5.9%	6.1%
Ratio of Net Revenue to Gross Revenue	50.5%	48.7%	48.0%	47.0%	46.3%	45.4%

•

Total Operating Cost: Operating expenses consist of costs related to payroll and benefits, advertising & communications, transport & logistics, general and administrative expenses as well as corporate overhead. Management anticipates some cost reduction associated with back-office related expenses, offset by an increase in marketing expenditure in 2013. Thereafter, operating costs are anticipated to decrease as a percentage of revenue. Restructuring expenses consist principally of legal and other professional fees and other costs associated with the administration of the restructuring (including significant costs associated with the earnings restatement in 2012 and the proposed Consent Fee in 2013).

•

EBITDA Margin: The Projections reflect a meaningful improvement in the EBITDA margin from approximately 9% in 2012 to in excess of 14% in 2017. Growing export volumes, increased cost efficiencies, an annual pre-build strategy, and modest growth in consolidated market share (CEDC’s brand mix results in substantial market share gains in some segments to mitigate market share losses in other segments) serve as key drivers for this margin expansion.

•

Bank Guarantee Interest Expense: Due to regulations on the sale of alcoholic products in Russia, excise stamps are required to be paid for, obtained and applied to products before spirits can be sold. CEDC relies on access to spirit-related bank guarantees for production. Without these bank guarantees, the Company would be required to post upfront cash. Therefore the interest and fees paid on bank guarantees are a critical component to the Company’s operations.

•

Income Taxes: The Company pays income taxes in several jurisdictions. The Company is expected to generate positive pre-tax income in the projection period with foreign statutory tax rates of 19% (Poland) and 20% (Russia). The Projections assume that these tax rates remain constant, but these statutory tax rates can be significantly lower than the effective tax rates.

Projected Statement of Cash Flows:

•

Working Capital: Balances for accounts receivable, inventory, and accounts payable are built at the operating unit level. Due to increasing excise taxes in Russia, the Projections reflect an increase in accounts receivable on an annual basis. Moreover, CEDC will continue pre-building inventory to ensure adequate supply to meet high season needs throughout the year, which also increases annual inventory levels.

	Unaudited Projected Working Capital Schedule
	Fiscal Year Ending December 31,
@ Constant 2012 Exchange Rates Shown Below	2012	2013	2014	2015	2016	2017	TOTAL
Trade Accounts Receivable	$255.9	$278.1	$307.5	$334.2	$362.0	$392.6	($136.7)
Accounts Receivable Excise	160.0	184.1	220.0	248.6	272.9	296.7	(136.7)
Inventory	270.6	297.3	341.2	378.2	415.5	453.8	(183.2)
Trade A/P, Excise and VAT Payable	(228.7)	(236.0)	(272.5)	(303.1)	(331.5)	(359.7)	131.0

Total working capital	$457.7	$523.5	$596.1	$657.9	$719.0	$783.4	($325.7)

Net Change in Working Capital		($65.8)	($72.6)	($61.8)	($61.1)	($64.4)	(325.7)
FX Adjustment		3.8	6.7	8.6	10.3	12.5	41.9

Net Change in Working Capital (Consensus Projected FX)		($61.9)	($66.0)	($53.2)	($50.8)	($51.9)	($283.8)

•

Capital Expenditures: CEDC does not require meaningful capital expenditures, which average approximately $9-$10 million on an annual basis from 2015 onwards. In 2013 and 2014, increases beyond this amount reflect necessary investment in technology upgrades to improve CEDC’s financial reporting systems.

•

Interest on Guarantees & Local Credit Lines: CEDC maintains local bank lines and guarantees (as discussed above) in Russia which are serviced through payments of interest. The lines and guarantees currently in place are expected to remain, with some nominal increase during the projection period to fund the pre-build strategy. The interest on local credit lines is primarily associated with third-party financing in Russia. The Projections also reflect interest on the $15 million term loan provided by an affiliate of RTL through the projection period. This loan is scheduled to mature in one year; however, RTL has agreed that the facility will roll over annually if required. To the extent CEDC is able to further increase its local lines to historic levels, the Company’s liquidity would materially improve beyond what is reflected in the Projections.

•

Post-restructuring Debt: The Projections reflect interest expense associated with the post-restructured debt CEDC anticipates issuing New Notes of $450 million pursuant to the Exchange Offers at a rate of 8.0%, increasing to 9.0% in year 2 and 10.0% in year 3 and thereafter. In addition, the Exchange Offers and the Plan of Reorganization contemplates an additional $200 million of New Convertible Secured Notes, which accrue interest at 10.0% annually. It is assumed that Company does not pay cash interest on the New Convertible Secured Notes over the projection period.

	Consensus FX Rate Projections
	2012	2013	2014	2015	2016	2017
RUB / USD	30.478	31.996	33.608	35.265	36.801	38.315
PLN / USD	3.100	3.183	3.252	3.301	3.353	3.366
HUF / USD	221.400	226.398	240.649	251.023	260.847	270.129
UAH / USD	8.104	9.740	10.850	11.650	11.650	11.650

Source: Per Bloomberg

	Unaudited Projected Consolidated Statement of Operations
($ in millions)	Fiscal Year Ending December 31,
	2012(1)	2013		2014	2015	2016	2017
Gross Sales Revenue	$2,040.2	$2,286.3		$2,515.6	$2,668.0	$2,809.8	$2,963.0
Excise Tax	(961.2)	(1,053.8)		(1,201.6)	(1,295.1)	(1,369.4)	(1,445.0)
Discounts & Allowances	(242.7)	(284.5)		(332.1)	(362.7)	(392.1)	(422.2)

Net Sales Revenue	$836.4	$948.0		$981.9	$1,010.2	$1,048.3	$1,095.8
Growth %	6.4%	13.3%		3.6%	2.9%	3.8%	4.5%
Cost of Goods Sold	(497.0)	(566.9)		(591.3)	(614.8)	(640.6)	(670.8)

Gross Margin	$339.4	$381.2		$390.6	$395.4	$407.7	$425.0
Gross Margin %	40.6%	40.2%		39.8%	39.1%	38.9%	38.8%
Total Operating Costs(4)	(262.1)	(299.4)		(265.7)	(264.7)	(264.5)	(265.5)
EBITDA	$77.3	$81.8		$124.9	$130.7	$143.2	$159.5
EBITDA Margin %	9.2%	8.6%		12.7%	12.9%	13.7%	14.6%
Depreciation & Amortization	($22.1)	($20.8)		($19.9)	($19.9)	($19.3)	($18.8)

Operating Income	$55.2	$$61.0		$105.0	$110.8	$123.9	$140.7
Operating Margin %	6.6%	6.3%		10.7%	11.0%	11.8%	12.8%
Interest on Guarantees & Local Credit Lines		($18.5)		($19.8)	($21.9)	($23.7)	($25.2)
Interest on New Notes		(22.3)		(41.1)	(45.9)	(47.6)	(47.5)
Interest on Convertible PIK Notes		(12.0)		(22.0)	(24.3)	(26.9)	(29.7)
Other Non-Operating Costs		(8.2)		(8.3)	(8.5)	(8.7)	(9.0)
Cash Taxes		(12.1)		(5.4)	(6.6)	(9.0)	(12.4)

Net Income		($12.0	)(2)	$8.3	$3.6	$8.0	$16.9

Memo:
Restructuring Expenses (3)	($28.4)	($38.4)		—	—	—	—

(1)	Prior to impairment testing.
(2)	As illustrated in the pro-forma statements in this Offering Memorandum, the Company expects to write-down underwriting fees associated with the Senior Secured Notes. This specific write-down is not included in 2013 Net Income above.
(3)	Figures represent management’s estimate of restructuring expenses, including a consent fee. Figures are subject to material change.
(4)	Includes restructuring expenses shown below. Cash restructuring expenses are $1.4 million higher due to expenses accrued in 2012, but paid in 2013.

	Unaudited Projected Consolidated Statement of Cash Flows
($ in millions)	Fiscal Year Ending December 31,
	2013	2014	2015	2016	2017
EBITDA	$81.8	$124.9	$130.7	$143.2	$159.5
2012 Cash Restructuring Expense (1)	(1.4)	—	—	—	—
Changes in Working Capital	(61.9)	(66.0)	(53.2)	(50.8)	(51.9)
Other Non-Operating Costs	(8.2)	(8.3)	(8.5)	(8.7)	(9.0)
Taxes	(12.1)	(5.4)	(6.6)	(9.0)	(12.4)

Operating Cash Flows	($1.9)	$45.2	$62.5	$74.7	$86.2

Investment Cash Flows	($19.5)	($14.5)	($9.6)	($9.3)	($9.0)
Interest on Guarantees & Local Credit Lines	($18.5)	($19.8)	($21.9)	($23.7)	($25.2)
Interest on New Notes	(15.9)	(40.4)	(45.1)	(47.6)	(47.5)
Interest on Convertible PIK Notes	—	—	—	—	—
Changes in Loans Payable	(16.7)	10.4	10.4	10.8	10.4
Changes in RTL Term Loan	15.0	—	—	—	—

Financing Cash Flows	($36.1)	($49.7)	($56.6)	($60.4)	($62.3)

Net Cash Flows	($57.5)	($19.0)	($3.7)	$4.9	$14.8
Cash at Beginning of Period	84.2	26.7	7.7	4.0	8.9

Cash at End of Period	$26.7	$7.7	$4.0	$8.9	$23.8

(1)	Represents restructuring expenses that were acquired in 2012, but paid in 2013.

Management believes the Company requires access to a minimum of $50 million of liquidity to adequately fund questions and working capital either through cash in hand, availability under local facilities, contributions by shareholders or other means.

APPENDIX E

LIQUIDATION ANALYSIS

Appendix E-1

Liquidation Analysis of CEDC Finance Corporation International Inc. and CEDC Corporation

Gross Liquidation Proceeds from Operating Subsidiaries

			Estimated Recoveries
	Notes	Book Value as of 9/30/2012	% Recovery		$ Recovery
Asset Category			Lower	Higher	Lower	Higher
Cash and Cash Equivalents	A	$102.7	100%	100%	$102.7	$102.7
Accounts Receivable	B	220.8	50%	70%	110.4	154.6
Inventories
Raw Materials and Supplies	C	34.5	0%	10%	—	3.5
In-process Inventories	C	4.7	0%	10%	—	0.5
Finished Goods and Goods for Resale	C	120.8	50%	70%	60.4	84.6
Property, Plant and Equipment, Net	D	178.9	25%	50%	44.7	89.4
Prepaid Expenses	E	27.5	0%	0%	—	—
Deferred Income Taxes	E	5.2	0%	0%	—	—
Debt Issuance Costs	E	7.4	0%	0%	—	—
Intangible Assets, Net	F	486.8	55%	70%	267.7	340.8
Goodwill	F	706.9	0%	0%	—	—
Other Assets		84.0	0%	0%	—	—

Gross Liquidation Proceeds					$585.9	$776.1

Liquidation Costs

		Lower	Higher
Contractual Obligations	G
Tax Liabilities		$7.8	$7.8
Excise Tax Payable		99.8	99.8
Employee and Other Liabilities		18.4	18.4
Trustee Fees @ 3%	H	17.6	23.3
Transaction and Other Admin @ 3%	H	14.5	20.2
Wind-Down Cost @ 5%	H	29.3	38.8

Chapter 7 Fees and Expenses		$187.4	$208.3

Total Proceeds Available for Distribution		$398.5	$567.8

Distribution of Proceeds

			% Recovery		$ Recovery
Claim		Amount	Lower	Higher	Lower	Higher
Local Credit Lines	I	115.2	100%	100%	115.2	115.2
Class 2: Existing 2016 Notes		936.6	25%	43%	233.5	402.6
Class 3: RTL Credit Facility	K	50.0	100%	100%	50.0	50.0
Class 5: Unsecured Notes		277.9	0%	0%	0.0	0.0
Class 9: Existing Common Stock		N/A	N/A	N/A	0.0	0.0

Total Claims		$1,377.0	29%	41%	$398.7	$567.8

FOOTNOTES TO LIQUIDATION ANALYSIS

Note A—Cash and Cash Equivalents

Cash & Equivalents consists of cash in the Operating Subsidiaries and CEDC’s bank accounts, approximately half of which are located in Russia. The analysis assumes that no additional cash will be generated from operations during the liquidation period (other than net proceeds from the disposition of non-cash assets). Of note, CEDC paid semi-annual interest to the Senior Secured Notes on December 1, 2012 and current cash balances are below the amount shown above. The estimated recovery for Cash & Cash Equivalents is 100% of book value.

Note B—Accounts Receivable

The Liquidation Analysis assumes that the liquidator would retain certain existing employees of the Operating Subsidiaries to run a collection effort for the existing accounts receivable. For the remaining receivables, the Liquidation Analysis assumes that the collection efforts will be less effective than in a going concern situation as some of the key levers to enforce collection (e.g., refusal to continue sales relationships) will no longer be available. The estimated recovery rates are based on management’s estimates of collectability. In this Liquidation Analysis, CEDC has estimated a net recovery of 50% to 70% of the book value of Accounts Receivable.

Note C—Inventories

Inventory includes raw materials, work-in-process, finished goods, and other miscellaneous inventory items. Recovery estimates reflect proceeds after shipping costs. Raw material, mainly spirits, would likely be returned to the suppliers given the limited secondary market for these raw materials. Therefore, the analysis assumes recoveries of 0% to 10% on raw materials.

Moreover, recoveries are further impacted due to the customized nature of the work-in-process inventory, particularly packaging. Work-in-process has an assumed recovery 0% to 10% as a result of incomplete product or unfinished job lots. Recoveries on finished goods are estimated at 50% to 70% of book value as the product could be “run-off” through distribution channels. The lower recovery assumes that the Company is able to sell inventory at a discount upon receiving any notice of suspended license. The higher recovery assumes the same average discount rate that local banks typically apply to inventory collateral when providing lines of credit.

Note D—Property, Plant and Equipment, Net

The Operating Subsidiaries currently operate six production plants and lease a number of offices and distribution facilities. For purposes of the liquidation analysis, a 25% to 50% recovery was assumed for these production facilities. Given the layout of the plants and the nature of the spirits industry, these facilities would likely be of greatest value to those parties who also purchase the brands and do not have sufficient utilization capacity in their own facilities. Of note, CEDC’s Tula distillery has been listed as available for sale for over 16 months and has not received any bids to date. Oversaturation of vodka production in Russia hinders the sale of these facilities.

Note E—Prepaid Expenses, Deferred Income Taxes, and Debt Issuance Cost

In this Liquidation Analysis, it is assumed that the estate would receive little to no value for CEDC’s deferred income tax and debt issuance cost. The majority of the prepaid expenses are associated with local providers who would likely not refund any prepayments. Therefore, the recovery on these items is assumed to be 0%.

Note F—Goodwill and Intangibles

This category consists primarily of goodwill, customer lists, and trademarks. No recovery is assumed for goodwill in a liquidation scenario. However, the trademarks are assumed to retain 55% to 70% of their value in a wind down. While local Russian and Polish brands may not be as valuable as a global brand, they nevertheless maintain strong brand value in their respective jurisdictions.

Note G—Contractual Obligations

Tax liabilities reflected herein are preliminary in nature and are based on management’s initial estimates. The majority of the employee and other liabilities costs are associated with the liquidation of the Polomos facility, which would incur approximately $18.0 million of expenses related to social pack employees, retention bonuses and other social guarantees. Other facilities would incur similar costs, which are incorporated in this category.

As discussed in other sections of this Offering Memorandum, the Operating Subsidiaries make periodic payments to governments in the form of excise taxes. As of September 30, 2012, the Operating Subsidiaries had a consolidated excise tax payable of approximately $100 million. Excise tax is deemed payable immediately upon a liquidation given that non-payment could risk removal of licenses, which is not assumed in the Liquidation Analysis.

Note H—Trustee Fees, Other Professional Fees, Wind-Down Costs of Chapter 7 Estates, and Transaction Fees

Compensation for the Chapter 7 trustee will be limited to fee guidelines in section 326(a) of the Bankruptcy Code. It is assumed that the trustee fees will be 3.0% of gross proceeds available for creditors.

Transaction fees include legal and accounting fees expected to be incurred by the Chapter 7 Trustee during the wind down period and not already deducted from liquidation values. Cost of monthly professional fees for legal, accounting and other staff to assist the estates and the Chapter 7 Trustee with the liquidation process are assumed to be 1.0% of the gross proceeds (excluding cash and cash equivalents). Given the jurisdictions of the business units, it is possible that multiple liquidation proceeding would be initiated in several jurisdictions. The transaction and other admin expenses associated with multiple liquidation proceeding are assumed to be an additional 2.0% of the gross proceeds (excluding cash and cash equivalents). Based on the preliminary estimates of the Polomos facility liquidation, the costs associated with the closing of the factory appear to be substantial. While some of these wind down costs are assumed to be included in the 5.0% assumption, these costs could dramatically increase if employee related retention bonuses and other severance cost are required in the other facilities.

Note I—Local Credit Lines

CEDC relies on local credit lines for production. These credit lines are utilized to fund all aspects of production from purchase of raw material to assisting in the payment of excise taxes.

Note K—RTL Credit Facility Claims

In December 2012, the RTL Credit Facility was provided a pool of unencumbered inventory in exchange for the release of cash previously held in escrow to repurchase the Convertible Notes. The RTL Credit Facility is secured by highly liquid inventory and is assumed to be repaid in full from the liquidation of that inventory. Given the separate collateral pool, RTL Credit Facility Claims would be paid in full despite Class 2 Claims remaining outstanding.

APPENDIX F

VALUATION ANALYSIS

Appendix F-1

Appendix F-1

A.	Feasibility; Projections.

The Bankruptcy Code permits a Plan of Reorganization to be confirmed only if confirmation is not likely to be followed by liquidation or the need for further financial reorganization, except as contemplated by the Plan of Reorganization. For purposes of determining whether the Plan of Reorganization meets this requirement, CEDC has analyzed its ability to meet its obligations under the Plan of Reorganization. As part of this analysis, CEDC has prepared projections of the financial performance of reorganized CEDC for each of the five fiscal years beginning with 2013. The Projections, and the assumptions on which they are based, are set forth in Appendix D hereto. Based upon these Projections, CEDC believes that reorganized CEDC will be able to make all payments required pursuant to the Plan of Reorganization and Exchange Offers while conducting ongoing businesses operations and, therefore, that confirmation of the Plan of Reorganization is not likely to be followed by liquidation or the need for further reorganization, except as set forth in the Plan of Reorganization.

THE PROJECTIONS, INCLUDING THE UNDERLYING ASSUMPTIONS, SHOULD BE CAREFULLY REVIEWED IN EVALUATING THE PLAN OF REORGANIZATION AND EXCHANGE OFFERS. WHILE MANAGEMENT BELIEVES THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED. CEDC MAKES NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OF THE PROJECTIONS.

CEDC has prepared the Projections based upon certain assumptions that it believes to be reasonable under the circumstances. Those assumptions that are considered to be significant are described in Appendix D hereto. The Projections have not been examined or compiled by independent accountants. CEDC makes no representation as to the accuracy of the Projections or its ability to achieve the projected results. All holders of Claims are urged to examine carefully all of the assumptions on which the Projections are based in connection with their evaluation of this Offering Memorandum.

B.	Valuation.

1.	Overview.

CEDC has been advised by Houlihan Lokey, its financial advisor, with respect to the consolidated enterprise value of reorganized CEDC on a going concern basis (the “Enterprise Value”). Solely for purposes of this Offering Memorandum, the analysis performed by Houlihan Lokey indicates that the estimated range of reorganization value of reorganized CEDC is assumed to be $840.0 million to $1,050.0 million (with a mid-point estimate of approximately $945.0 million) with an assumed valuation date of January 1, 2013. Houlihan Lokey performed this valuation on a sum-of-the-parts basis by assessing and analyzing the main operating entities, including, amongst others, Russian Alcohol Group JSC, CEDC International sp. z.o.o, Whitehall Holdings Ltd., Bravo Premium LLC, Piwnica Wybornych Win Sp. z o.o., Premier Distribution Company, and BOLS Hungary, Kft. Given that the vast majority of CEDC’s revenues are generated in Russia and Poland, the sum-of-the-parts valuation focused on these geographic regions in arriving at an Enterprise Value. Operations in Ukraine and at the Whitehall subsidiaries were combined with Russian Alcohol given their respective brand and geographic similarities, while the Polish and Hungarian operations were consolidated due to market and brand overlap.

Based upon the estimated range of the reorganization value of reorganized CEDC of $840.0 million to $1,050.0 million (with a mid-point estimate of approximately $945.0 million) less assumed total net debt (including the average projected balance of local credit facilities) contemplated in the Plan of Reorganization and Exchange Offers of $775.6 million (which could be increased by up to $18 million on account of the proposed accrued interest on the Existing 2016 Notes not participating in the Cash Option from March 16, 2013 to closing) and solely for the purposes of this Offering Memorandum, Houlihan Lokey has estimated the range of equity

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value for reorganized CEDC between $64.0 million to $274.0 million (with a mid-point estimate of approximately $169.0 million). The debt facilities contemplated as part of the Plan of Reorganization and Exchanges Offers include the existing credit facilities (which reflect the average amount of credit facilities outstanding during 2013), the New Secured Notes, and the New Convertible Secured Notes. The transaction contemplated by the RTL Investment implies a reorganization value of reorganized CEDC of no greater than $1,036.8 million assuming maximum implied equity value of reorganized CEDC of $261.2 ($172 million of new equity plus $50 million of RTL Credit Facility in exchange for 85% of New Common Stock) plus $775.6 million of assumed total debt contemplated in the Plan of Reorganizations and Exchange Offers consisting of $650 million of New Secured Notes and New Convertible Secured Notes and an assumed average balance of local credit facilities of $125.6 million.

THE ESTIMATED HYPOTHETICAL RANGE OF REORGANIZATION VALUES ASSUMES A VALUATION DATE OF JANUARY 1, 2013, REFLECTS WORK PERFORMED BY HOULIHAN LOKEY ON THE BASIS OF INFORMATION CONCERNING THE BUSINESS, AND ASSETS OF CEDC AVAILABLE TO HOULIHAN LOKEY AS OF MARCH 1, 2013. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT HOULIHAN LOKEY’S CONCLUSIONS, HOULIHAN LOKEY DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE, OR REAFFIRM ITS ESTIMATE.

In preparing its analysis of the estimated hypothetical Enterprise Value of reorganized CEDC, Houlihan Lokey, among other analyses: (i) reviewed certain historical financial information of CEDC for recent years and interim periods, including the most current unaudited financial results through December 31, 2012; (ii) reviewed certain internal and public financial and operating data of CEDC, including financial projections prepared and provided by management relating to their business and its prospects; (iii) met with certain members of senior management of CEDC to discuss CEDC’s operations and future prospects; (iv) reviewed publicly available financial data and considered the market value of public companies which Houlihan Lokey deemed generally comparable to the operating businesses of CEDC; (v) considered certain economic and industry information relevant to reorganized CEDC; and (vi) conducted such other analysis, inquiries, and investigations as it deemed appropriate.

The Projections prepared by management also reflect current consensus currency exchange rates, per Bloomberg, for 2013 through 2017, which convert the revenues and cash flows generated in Poland, Russia, Hungary, and the Ukraine into US dollars. The valuation prepared by Houlihan Lokey utilizing the Projections is therefore dependent on these forward currency exchange rates. Deviations from these projected rates will have a material impact on the Projections and therefore the valuation discussed herein.

ALTHOUGH HOULIHAN LOKEY CONDUCTED A REVIEW AND ANALYSIS OF CEDC’S BUSINESS, OPERATING ASSETS AND LIABILITIES AND REORGANIZED CEDC’S PROJECTIONS, IT ASSUMED AND RELIED ON THE ACCURACY AND COMPLETENESS OF ALL (I) FINANCIAL AND OTHER INFORMATION FURNISHED TO IT BY CEDC, AND (II) PUBLICLY AVAILABLE INFORMATION. IN ADDITION, HOULIHAN LOKEY DID NOT INDEPENDENTLY VERIFY MANAGEMENT’S PROJECTIONS IN CONNECTION WITH SUCH ESTIMATES OF THE REORGANIZATION VALUE, AND NO INDEPENDENT VALUATIONS OR APPRAISALS OF CEDC WERE SOUGHT OR OBTAINED IN CONNECTION WITH THE HYPOTHETICAL RANGE OF REORGANIZATION VALUES SET FORTH HEREIN.

THE ESTIMATED HYPOTHETICAL RANGE OF REORGANIZATION VALUES DESCRIBED HEREIN DOES NOT PURPORT TO BE AN APPRAISAL OR NECESSARILY REFLECT THE VALUES WHICH MAY BE REALIZED IF ASSETS ARE SOLD AS A GOING CONCERN, IN LIQUIDATION, OR OTHERWISE.

THE ANALYSIS OF REORGANIZED CEDC’S EQUITY VALUE PREPARED BY HOULIHAN LOKEY REPRESENTS THE HYPOTHETICAL RANGE OF EQUITY VALUES AND IS BASED ON THE

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ASSUMPTIONS CONTAINED HEREIN. THE ANALYSIS WAS DEVELOPED SOLELY FOR PURPOSES OF THE FORMULATION AND NEGOTIATION OF A PLAN OF REORGANIZATION AND EXCHANGE OFFERS AND THE DETERMINATION OF IMPLIED RELATIVE RECOVERIES TO CREDITORS THEREUNDER. SUCH ESTIMATES REFLECT COMPUTATIONS OF THE RANGE OF EQUITY VALUES OF REORGANIZED CEDC THROUGH THE APPLICATION OF VARIOUS GENERALLY ACCEPTED VALUATION TECHNIQUES AND DO NOT PURPORT TO REFLECT OR CONSTITUTE APPRAISALS, LIQUIDATION VALUES, OR ESTIMATES OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN, WHICH MAY BE SIGNIFICANTLY DIFFERENT THAN THE AMOUNTS SET FORTH HEREIN.

THE VALUE OF AN OPERATING BUSINESS IS SUBJECT TO NUMEROUS UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT TO PREDICT, AND WILL FLUCTUATE WITH CHANGES IN FACTORS AFFECTING THE FINANCIAL CONDITION AND PROSPECTS OF SUCH A BUSINESS. AS A RESULT, THE ESTIMATE OF THE RANGE OF EQUITY VALUES OF REORGANIZED CEDC SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATES ARE INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER CEDC, HOULIHAN LOKEY, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. IN ADDITION, THE VALUATION OF NEWLY ISSUED SECURITIES IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT.

2.	Assumptions regarding reorganized CEDC

Solely for purposes of the Plan of Reorganization, with respect to the hypothetical range of Enterprise Value of reorganized CEDC, in addition to the foregoing, Houlihan Lokey has relied upon the following assumptions:

•	The successful reorganization of CEDC’s businesses and finances;

•	The implementation of reorganized CEDC’s business plan and the achievement of Projections reflected therein;

•	The continuing leadership of the existing senior management team of CEDC following consummation of the Plan of Reorganization or Exchange Offers contemplated in this Offering Memorandum; and

•	The general financial and market conditions will not differ materially from those conditions prevailing as of the date of this Offering Memorandum or through the projection period.

Houlihan Lokey’s estimate represents a hypothetical range of value that reflects the estimated intrinsic value of reorganized CEDC derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels that would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Houlihan Lokey’s estimate of the hypothetical range of Enterprise Value does not purport to be an appraisal or to necessarily reflect the values which may be realized if assets are sold as a going concern, in liquidation, or otherwise.

i	Valuation Methodology.

The following is a brief summary of certain financial analyses performed by Houlihan Lokey, including a discounted cash flow analysis, publicly traded company analysis and precedent transactions analysis, to arrive at its estimate of the hypothetical range of the Enterprise Value of reorganized CEDC. Houlihan Lokey performed certain procedures, including each of the financial analyses described below, and reviewed the assumptions with the management of CEDC on which such analyses were based and other factors, including the projected financial results of reorganized CEDC. Houlihan Lokey’s estimates of the hypothetical range of Enterprise Values relied

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upon the discounted cash flow analysis methodology, publicly traded company analysis and precedent transactions analysis in determining the Enterprise Value of reorganized CEDC for reasons described below.

(a) Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a “forward looking” approach that discounts the expected future cash flows by an estimated weighted average cost of capital (“WACC”). The expected future cash flows have two components: the present value of the projected unlevered free cash flows for a determined period and the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the projections). Houlihan Lokey’s discounted cash flow valuation is based on the projection of reorganized CEDC’s operating results. This approach relies on the company’s ability to project future cash flows with some degree of accuracy. Since CEDC’s projections reflect significant assumptions made by its management concerning anticipated results, the assumptions and judgments used in the projections may or may not prove correct and therefore, no assurance can be provided that projected results are attainable or will be realized. Houlihan Lokey cannot and does not make any representations or warranties as to the accuracy or completeness of CEDC’s projections.

(b) Comparable Companies Analysis

The comparable company analysis involves identifying a group of publicly traded companies whose businesses are similar to those of reorganized CEDC and then calculating ratios of enterprise value to EBITDA of these companies based upon the public market value of such companies’ securities. Criteria for selecting comparable companies include, among other relevant characteristics, similar lines of business, business risks, growth prospects, business maturity, market presence, and size and scale of operations. The selection of truly comparable companies is often difficult and subject to interpretation. However, the underlying concept is to develop a premise for relative value, which, when coupled with other approaches, presents a foundation for determining firm value. The ranges of ratios derived were then applied to CEDC’s projected financial results to derive a range of implied values.

(c) Precedent Transactions Analysis

The comparable transaction analysis estimates value by examining public merger and acquisition transactions involving companies that have operating and financial characteristics similar to CEDC’s operating business. The valuations paid in such acquisitions or implied in such mergers are analyzed as ratios of various financial results. These transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to CEDC.

The same factors were used in selecting comparable acquisitions as in the comparable publicly traded company analysis. As with the comparable company analysis, because no acquisition used in any analysis is identical to a target transaction, valuation conclusions cannot be based solely on quantitative results. The reasons for and circumstances surrounding each acquisition transaction are specific to such transaction, and there are inherent differences between the businesses, operations and prospects of each. Therefore, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues that could affect the price an acquirer is willing to pay in an acquisition.

THE RANGE OF REORGANIZATION VALUES DETERMINED BY HOULIHAN LOKEY IS AN ESTIMATE AND DOES NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS.

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In order to tender Notes in the Exchange Offers and deliver votes with respect to the Plan of Reorganization, as applicable, Noteholders must deliver appropriate instructions to their respective nominees as set forth in the Letter of Transmittal, if applicable, Ballot included herein.

The Information Agent and Voting Agent for the Exchange Offers,

the Consent Solicitation, and the Plan of Reorganization is:

CEDC Case Administration

c/o Garden City Group

P.O. Box 9968

Dublin, Ohio 43017-5968

(800) 878-1684 (toll-free North America)

(614) 763-6110 (direct-dial toll international)

The Exchange Agent for the Exchange Offers is:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers (Collect): (212) 430-3774

Toll free: (866) 612-1500

Any questions or requests for assistance or for additional copies of this Offering Memorandum and Disclosure Statement, the Letter of Transmittal, Ballot or related documents may be directed to the Information Agent or the Voting Agent at their telephone number set forth above. A Noteholder may also contact such Noteholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation.